Form 10-K/A, Exhibit 13
WRIGLEY WILLIAM JR CO
filed 1995-03-31
CIK 108601

                                THE GLOBE AND SPEAR

      The Wrigley Spear has been associated with the established brands of Wrigley's chewing gum since it was first used in 1893 and is recognized by consumers worldwide as a symbol of quality.

      Back in the early 1970's, to reflect the Company's growing international presence, a Wrigley artist first depicted the Spear encircling the globe. The Globe and Spear is now a registered trademark of the Wm. Wrigley Jr. Company. Wrigley brands are produced in 12 factories around the world and sold in well over 100 countries. Wrigley's chewing gum represents a truly American product known throughout the world and enjoyed daily by millions.

[Insert Wrigley Letterhead]

To the Stockholders and Employees
of the Wm. Wrigley Jr. Company

      Your Company's combination of quality products, quality people and sound marketing programs resulted in our tenth consecutive year of record sales and earnings. Volumes both domestically and internationally reached new highs and, for the first time in Company history, our international business accounted for more than half our total volume. In the process, your Company faced significantly greater competition pretty much across the board, and this competitive activity gives no indication of abating as we head into 1995.

      Despite increased spending by competing brands, solid volume gains were achieved in North America. In the U.S., Extra(R) further extended its sugarfree market share lead, and all of our long-established sugar brands added volume. Winterfresh(R), our first new sugar chewing gum brand in nearly 20 years, was launched nationally in August. Trade and consumer response to this new entry has been very favorable. As Winterfresh gained distribution, it made the largest contribution to the overall domestic volume growth. Freedent(R), at the same time, was being challenged by a new competitive brand. Before year end, we responded by reformulating and relaunching Freedent peppermint and spearmint. These new formulas have a softer texture and longer lasting flavor. In the coming months, with the support of new advertising, we will seek to restore growth to the brand.

      The intense competition in the region was most evident in Canada where volume softened slightly following two years of healthy gains. Sales in Mexico, on the other hand, made a significant contribution to our North American growth in 1994. Although starting from a relatively small base, our volume in Mexico nearly doubled as distribution was expanded and merchandising continued to improve. The recent devaluation of the peso, however, will most likely have a substantial impact in 1995 on the volume and profitability of our business in Mexico.

      Our associates at Amurol Confections also added to our volume growth. They managed a gain over the prior year's record production even with the complexities of their move to new facilities.

      The hard work of our associates throughout Europe has helped to make this the Company's fastest growing region during the past five years. Solid growth was recorded once again in France, Germany, the United Kingdom, and across Scandinavia, with our sugarfree products showing particular strength. Your Company also stepped up its activity in Central and Eastern Europe where, as merchandising efforts increased and further distribution was achieved, volume nearly doubled. While these newer markets accounted for half the European volume gain in 1994, it should be noted that some of these business environments remain volatile.

      In the Asia/Pacific region, results were mixed in 1994. Production rose sharply at our plant in China during its second year of operation. And by year end, our Chinese associates were gearing up to accelerate distribution to other markets within the country to blunt the effects of some very aggressive competition. Sales in Australia benefitted from the combination of new product introductions and continued economic recovery, while in Taiwan, improved merchandising and advertising gave our business a boost. Rising volumes in Malaysia and Indonesia continue to offer promise for the future, but this growth will require ongoing marketing investments, particularly in Indonesia. Double-digit inflation in the Philippines drove up production costs and dictated a hefty price increase on a majority of our products. This, in turn, triggered a sizeable volume decrease.

      As suggested in last year's letter, 1994 turned out to be a record-breaking year for capital expenditures and factory construction. Without the dedication of our Engineering groups, we would have been hard-pressed to meet the demands associated with this expansion. They actively participated in the design and construction of the new buildings, while also fabricating, refurbishing, and relocating more pieces of equipment than at any other time in the Company's history. Amurol's new facility, as mentioned earlier, is already up and running. The plant addition in France will be completed by the end of the first quarter; the new factory in India should be operating by mid-year; and construction of the Polish factory has begun. While some capacity constraints have been relieved, we anticipate higher levels of capital spending in 1995 and beyond. These expenditures, approaching a quarter of a billion dollars in the past three years alone, could place pressure on near-term earnings as incremental depreciation costs rise.

      In the quarter century that has passed since the last flurry of construction activity for the Wrigley Company, we have experienced tremendous growth and change in the geographic mix of our business. In 1970, sales were less than $180 million and international markets accounted for about a quarter of our volume; in 1994, sales were $1.6 billion and over half of our volume came from outside the U.S. Since our growth overseas has accelerated in recent years, much of our energy and resources in 1995 will be devoted to absorbing and consolidating these gains into a stable base, and making the necessary investments in further volume-building opportunities.

      While we are witnessing an unprecedented movement toward market economies throughout the world, it is being tempered by desires for strong national or regional identities. Although many physical and political barriers to international markets have been eliminated in recent years, significant economic hurdles remain. Trade barriers as well as associations of countries with like interests will continue to have a very real influence on our business. And as we have seen in Mexico, we will be exposed to more financial risks because of volatile exchange rates and/or restrictions on currency convertibility.

      Finally, while our rapid geographic expansion has been quite successful to date, neither the potential of these markets nor our efforts have gone unnoticed by competitors, especially in Eastern Europe and China. The competition for advertising opportunities in emerging markets has resulted in significant media inflation, and staffing up to fully develop these markets also adds to our costs. We must make these investments, however, because advertising and merchandising, coupled with price restraint wherever possible, are key ingredients to our success.

      The net result of these factors is that 1995 will be a demanding year for the Wrigley Company. Our history has proven that it is wiser to spend money now to sustain and build market share than to spend more money later to regain lost market share. Nevertheless, we remain optimistic that our strengths - well-advertised worldwide brands that are known for quality, talented and hard-working employees around the globe and focus on the long-term success of the Company - will serve us well in these increasingly challenging times.

                                                  Sincerely,

                                                  [SIG]

                                                  William Wrigley

                         TABLE OF CONTENTS
                    5   Highlights
                    6   Statement of Earnings and Retained Earnings
                    7   Statement of Cash Flows
                    8   Balance Sheet
                   10   Notes to Financial Statements
                   18   Report of Independent Auditors
                   19   Selected Five Year Financial Data
                   20   Quarterly Data
                   21   Management's Discussion and Analysis
                   24   Directors
                   26   Elected Officers
                   27   Corporate Facilities and Associated
                          Companies
                   28   Stockholder Information


                                                                       HIGHLIGHTS OF OPERATIONS

WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES



                                             1994          1993           1992

                                In thousands of dollars except for per share amounts

Net Sales                               $1,596,551     1,428,504       1,286,921
Earnings before nonrecurring
  gain on sale of Singapore
  property in 1994 and cumulative
  effect of accounting changes
  in 1992                                  205,767       174,891         148,573
   - Per Share of Common Stock                1.77          1.50            1.27
Net Earnings                               230,533       174,891         141,295
   - Per Share of Common Stock                1.98          1.50            1.21
Dividends Paid                             104,694        87,344          72,511
    - Per Share of Common Stock                .90           .75             .62
Property Additions                          87,013        63,095          66,682
Stockholders' Equity                       688,470       575,182         498,935
Return on Average Equity                     36.5%         32.6%           29.4%
Stockholders at Close of Year               24,078        18,567          14,546
Average Shares Outstanding (000)           116,358       116,511         117,055



STATEMENT OF
CONSOLIDATED EARNINGS AND RETAINED EARNINGS


WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES


YEAR ENDED DECEMBER 31                   1994         1993      1992

                       In thousands of dollars except for per share amounts
EARNINGS
Revenues:
  Net sales                            $1,596,551 1,428,504 1,286,921
  Investment and other income              26,597    11,938    14,346
  Nonrecurring gain on sale of
  Singapore property                       38,102       -         -
    Total revenues                      1,661,250 1,440,442 1,301,267

Costs and expenses:
  Cost of sales                           697,442   617,156   572,468
  Selling, distribution and
  general administrative                  609,039   542,944   495,323
  Interest                                  1,490     1,507     1,173

    Total costs and expenses            1,307,971 1,161,607 1,068,964

Earnings before income taxes and
  cumulative effect of accounting
  changes                                 353,279   278,835   232,303
Income taxes                              122,746   103,944    83,730

Earnings before cumulative effect of
  accounting changes                      230,533   174,891   148,573
Cumulative effect of accounting changes
  for:
  Postretirement benefits -
    net of income tax effect                  -         -    (10,143)
  Income taxes                                -         -       2,865
Net earnings                              230,533   174,891   141,295

RETAINED EARNINGS
Retained earnings at beginning
of year                                   564,640   491,481   579,665
Dividends declared
  (per share: 1994-$.94; 1993-$.75;
   1992-$.63)                           (109,323)  (87,301)  (74,409)
Treasury stock retirement                    -     (14,431) (155,070)
Retained earnings at end
of year                                  $685,850   564,640   491,481

PER SHARE AMOUNTS
Earnings before cumulative effect of
  accounting changes                     $   1.98      1.50      1.27
Cumulative effect of accounting
changes, net                                   -         -      (.06)

Net earnings per average share of
common stock                             $   1.98      1.50      1.21

Dividends paid per share of
common stock                             $    .90       .75       .62


                                                See accompanying accounting policies and notes.



STATEMENT OF
CONSOLIDATED CASH FLOWS

WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES



YEAR ENDED DECEMBER 31                              1994        1993       1992

                                                       In thousands of dollars
CASH FLOWS-OPERATING ACTIVITIES
Net earnings                                    $  230,533     174,891    141,295
Adjustments to reconcile net earnings to
net cash flows from operating activities:
     Depreciation                                   41,057      34,565     29,806
     Gain on sales of property, plant
    and equipment                                  (38,762)       (806)    (3,985)
     (Increase) decrease in:
       Accounts receivable                         (13,608)    (26,754)   (10,652)
       Inventories                                 (38,086)    (24,771)       205
       Other current assets                        (13,578)     (1,551)      (115)
       Other assets and deferred
      charges                                          461      (3,929)    (6,216)
     Increase (decrease) in:
       Accounts payable                              3,086      10,298      7,937
       Accrued expenses                               (525)     18,157      9,724
       Income and other taxes payable               35,774     (14,241)     8,944
       Deferred income taxes                        (7,894)     (3,834)   (11,551)
       Other noncurrent liabilities                  5,078       9,345     23,876
 Net cash flows-operating activities               203,536     171,370    189,268

CASH FLOWS-INVESTING ACTIVITIES
Additions to property, plant and
equipment                                          (87,013)    (63,095)   (66,682)
Proceeds from property retirements                  40,855       4,042      7,983
Purchases of short-term investments               (232,591)   (140,186)        -
Maturities of short-term investments               234,092     135,204         -
Net increase in short-term
investments                                            -          -       (26,132)

Net cash flows-investing activities                (44,657)    (64,035)   (84,831)

CASH FLOWS-FINANCING ACTIVITIES
Dividends paid                                    (104,694)    (87,344)   (72,511)
Common stock purchased                             (13,225)    (15,077)   (17,579)

Net cash flows-financing activities               (117,919)   (102,421)   (90,090)

Effect of exchange rate changes on
cash and cash equivalents                              319      (2,768)    (3,538)

Net increase in cash and cash
equivalents                                         41,279       2,146     10,809
Cash and cash equivalents at
beginning of year                                   86,290      84,144     73,335

Cash and cash equivalents at end
of year                                         $  127,569      86,290     84,144

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid                               $   94,576     124,127     78,938

Interest paid                                   $    1,508       1,491      1,177

Interest and dividends received                 $   12,135      12,164     10,893


                                                            See accompanying accounting policies and
notes.



STATEMENT OF
CONSOLIDATED CASH FLOWS

WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES



YEAR ENDED DECEMBER 31                              1994        1993       1992

                                                       In thousands of dollars

CASH FLOWS-OPERATING ACTIVITIES
Net earnings                                    $  230,533     174,891    141,295
Adjustments to reconcile net earnings to
net cash flows from operating activities:
     Depreciation                                   41,057      34,565     29,806
     Gain on sales of property, plant
    and equipment                                  (38,762)       (806)    (3,985)
     (Increase) decrease in:
       Accounts receivable                         (13,608)    (26,754)   (10,652)
       Inventories                                 (38,086)    (24,771)       205
       Other current assets                        (13,578)     (1,551)      (115)
       Other assets and deferred
      charges                                          461      (3,929)    (6,216)
     Increase (decrease) in:
       Accounts payable                              3,086      10,298      7,937
       Accrued expenses                               (525)     18,157      9,724
       Income and other taxes payable               35,774     (14,241)     8,944
       Deferred income taxes                        (7,894)     (3,834)   (11,551)
       Other noncurrent liabilities                  5,078       9,345     23,876
 Net cash flows-operating activities               203,536     171,370    189,268

CASH FLOWS-INVESTING ACTIVITIES
Additions to property, plant and
equipment                                          (87,013)    (63,095)   (66,682)
Proceeds from property retirements                  40,855       4,042      7,983
Purchases of short-term investments               (232,591)   (140,186)        -
Maturities of short-term investments               234,092     135,204         -
Net increase in short-term
investments                                            -          -       (26,132)

Net cash flows-investing activities                (44,657)    (64,035)   (84,831)

CASH FLOWS-FINANCING ACTIVITIES
Dividends paid                                    (104,694)    (87,344)   (72,511)
Common stock purchased                             (13,225)    (15,077)   (17,579)

Net cash flows-financing activities               (117,919)   (102,421)   (90,090)

Effect of exchange rate changes on
cash and cash equivalents                              319      (2,768)    (3,538)

Net increase in cash and cash
equivalents                                         41,279       2,146     10,809
Cash and cash equivalents at beginning
of year                                             86,290      84,144     73,335

Cash and cash equivalents at end
of year                                         $  127,569      86,290     84,144

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid                               $   94,576     124,127     78,938

Interest paid                                   $    1,508       1,491      1,177

Interest and dividends received                 $   12,135      12,164     10,893


                                                            See accompanying accounting policies and
notes.



                                                                      CONSOLIDATED BALANCE SHEET

WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES



AS OF DECEMBER 31                                                1994       1993

                                                          In thousands of dollars
ASSETS
Current assets:
 Cash and cash equivalents                                   $ 127,569     86,290
 Short-term investments, at amortized cost                     102,679    103,556
 Accounts receivable
   (less allowance for doubtful accounts:
    1994-$6,645; 1993-$4,407)                                  138,547    118,222
 Inventories-
   Finished goods                                               59,205     47,471
   Raw materials and supplies                                  161,904    129,325
                                                               221,109    176,796
 Other current assets                                           25,924     11,511
 Deferred income taxes-current                                   7,484      5,918
     Total current assets                                      623,312    502,293
Marketable equity securities, at fair value                     14,687     31,417
Deferred charges and other assets                               30,581     25,881
Deferred income taxes-noncurrent                                20,834     15,865
Property, plant and equipment, at cost:
 Land                                                           23,281     22,496
 Buildings and building equipment                              204,877    173,403
 Machinery and equipment                                       410,305    354,978

                                                               638,463    550,877
 Less accumulated depreciation                                 349,043    311,009
                                                               289,420    239,868

Total assets                                                 $ 978,834    815,324





AS OF DECEMBER 31                                                1994        1993

                                                             In thousands of dollars
                                                                     and shares
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable                                            $  68,097     62,621
 Accrued expenses                                               69,716     67,137
 Dividends payable                                              16,269     11,640
 Income and other taxes payable                                 55,178     17,127
 Deferred income taxes-current                                     638        636

       Total current liabilities                               209,898    159,161
Deferred income taxes-noncurrent                                15,760     22,716
Other noncurrent liabilities                                    64,706     58,265
Stockholders' equity:
 Preferred stock-no par value
   Authorized: 20,000 shares
   Issued: None
 Common stock-no par value
   Common stock
 Authorized: 400,000 shares
 Issued: 1994-91,326 shares; 1993-90,589
 shares                                                         12,177     12,078
   Class B common stock-convertible
   Authorized: 80,000 shares
 Issued and outstanding: 1994-25,075 shares;
 1993-25,812 shares                                              3,343      3,442
 Additional paid-in capital                                      1,781      1,467
 Retained earnings                                             685,850    564,640
 Foreign currency translation adjustment                       (13,502)   (24,757)
 Unrealized holding gains on marketable equity
 securities                                                      7,855     18,312
 Common Stock in treasury, at cost
   (1994-192 shares; 1993-0 shares)                             (9,034)       -

       Total stockholders' equity                              688,470    575,182

Total liabilities and stockholders' equity                   $ 978,834    815,324


                                                            See accompanying accounting policies and
notes.


                         ACCOUNTING POLICIES AND NOTES TO
                         CONSOLIDATED FINANCIAL STATEMENTS

WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES

CONSOLIDATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of the Wm. Wrigley Jr. Company and its associated companies (the Company). The Company's principal business is manufacturing and selling chewing gum. All other businesses constitute less than 10% of combined revenues, operating profit and identifiable assets.

NONRECURRING GAIN ON SALE OF SINGAPORE PROPERTY

On January 12, 1994, the Company sold the real estate holdings of its wholly owned associated company in Singapore, Malayan Guttas Private Limited, for a gain of $38,100,000. This nonrecurring gain, reported in the first quarter of 1994, increased net earnings by an after tax amount of $24,765,000 or $.21 per share.

ADVERTISING

The Company expenses all advertising costs in the year incurred.
Advertising expense was $225,291,000 in 1994, $198,985,000 in 1993 and $178,557,000 in 1992.

INVESTMENTS IN DEBT & EQUITY SECURITIES

Effective December 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's investments in debt securities, which typically mature in one year or less, are held to maturity and valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 1994 and December 31, 1993 were, respectively, $69,287,000 and $82,881,000 for municipal securities, and $33,392,000 and $20,675,000 for other debt securities.

     The Company's investments in marketable equity securities are held for an indefinite period. Application of SFAS No. 115 resulted in unrealized holding gains of $12,085,000 at December 31, 1994 and $28,171,000 at December 31, 1993. The aggregate fair value of the Company's marketable equity securities at December 31, 1994 and 1993 totaled $14,687,000 and $31,417,000 respectively. The unrealized holding gains, net of the related tax effect, added $7,855,000 and $18,312,000 to Stockholders' equity at December 31, 1994 and 1993, respectively. At the end of 1994, Section 170 (e)(5) of the U.S. Internal Revenue Code expired, greatly reducing the tax deductibility of appreciated securities contributed to private foundations. In anticipation of this change, a contribution of marketable equity securities having a fair value of $14,966,000 and an original cost of $624,000 was made to the Company's charitable foundation in 1994.

CASH AND CASH EQUIVALENTS

The Company considers all highly-liquid debt instruments with a maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories at December 31, 1994 and 1993 included $109,707,000 and $87,960,000, respectively, valued at cost on a last-in, first-out
(LIFO) basis. If current costs had been used, such inventories would have been $46,326,000 and $42,723,000 higher than reported at December 31, 1994 and 1993, respectively. The non-LIFO inventories are valued at the lower of cost (principally first-in, first-out basis) or market.

DEPRECIATION

Depreciation is provided over the estimated useful lives of the respective assets (buildings and building equipment--12 to 50 years; machinery and equipment--3 to 20 years). The depreciation methods and amounts were:

                           1994         1993        1992

                               In thousands of dollars

STRAIGHT-LINE           $17,531       15,639      14,914
ACCELERATED              23,526       18,926      14,892

FOREIGN CURRENCY TRANSLATION AND EXCHANGE CONTRACTS

The Company has determined that the functional currency for each associated company except for selected Eastern and Central European entities is its local currency. Some Eastern and Central European entities are considered to be highly inflationary and their functional currencies are remeasured to U.S. dollars.

     Following is an analysis of the unrealized foreign currency translation adjustment included in the balance sheet:

In thousands of dollars
BALANCE AT 12/31/91                  $   5,719
      1992 Adjustment                  (15,411)

BALANCE AT 12/31/92                     (9,692)
      1993 Adjustment                  (15,065)

BALANCE AT 12/31/93                    (24,757)
      1994 Adjustment                   11,255

BALANCE AT 12/31/94                  $ (13,502)


     Certain foreign associated companies enter into fixed rate currency exchange contracts as non-speculative hedges against future material purchase commitments among associated companies. In addition, the Parent Company enters into such contracts from time to time as non-speculative hedges regarding known future commitments with associated companies. Market value gains and losses, recognized at expiration of the contracts, offset foreign exchange gains or losses on the related transactions being hedged. At December 31, 1994, foreign exchange rate contracts for a number of currencies, primarily French francs, German marks, and U.S. dollars, maturing at various dates through December 31, 1995 aggregated $180,639,000. Open foreign exchange contracts at December 31, 1993 aggregated $137,683,000. Unrealized gains or losses on these contracts were not significant as of either December 31, 1994 or 1993.

ACCRUED EXPENSES

Accrued expenses at December 31, 1994 included $23,758,000 of payroll expenses and $8,931,000 of customer allowances. Payroll expenses of $21,906,000 and customer allowances of $11,231,000 were included in accrued expenses at December 31, 1993.

OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities include liabilities for postretirement benefit plans of approximately $20,000,000 and $18,200,000 at December 31, 1994 and 1993, respectively. Also included are employee pension funds, deferred compensation, and postemployment benefits.

COMMON STOCK

Following is a summary of activity in Common Stock, paid-in capital and treasury stock:


                         COMMON STOCK    CLASS B COMMON ADDITIONAL TREASURY
STOCK
                                                         PAID-IN
                       SHARES   AMOUNT   SHARES   AMOUNT CAPITAL  SHARES
AMOUNT


                                    In thousands of dollars and shares
BALANCE AT
 12/31/91            116,862   $15,582   27,138  $3,618  $2,504  26,582 $(143,686)
TREASURY STOCK
 PURCHASES               -         -        -       -      -        671   (17,579)
TREASURY STOCK
 RETIREMENT          (27,166)   (3,622)     -       -      -    (27,166)  158,692
CONVERSION               715       161     (715)   (161)   -        -         -
ISSUANCES                -         -        -       -   (1,400)     (87)    2,573
STOCK APPRECIATION
 RIGHTS                  -         -        -       -      695      -         -
STOCK SPLIT              -         -        -       -     (231)     -         -

BALANCE AT
 12/31/92             90,411    12,121   26,423   3,457  1,568      -         -
TREASURY STOCK
 PURCHASES               -         -        -       -       -       450   (15,077)
TREASURY STOCK
 RETIREMENT             (433)      (58)     -       -       -      (433)   14,489
CONVERSION               611        15     (611)    (15)    -       -        -
ISSUANCES                -         -        -       -      (67)     (17)      588
STOCK SPLIT              -         -        -       -      (34)     -        -

BALANCE AT
 12/31/93             90,589    12,078   25,812   3,442  1,467      -         -
TREASURY STOCK
 PURCHASES               -         -        -       -        -      292   (13,225)
CONVERSION               737        99     (737)    (99)     -      -         -
ISSUANCES                -         -        -       -      140     (100)    4,191
EXPIRED PUT
 OPTION                  -         -        -       -      174      -         -
BALANCE AT
 12/31/94             91,326   $12,177   25,075  $3,343 $1,781      192  $ (9,034)


   The Company's Management Incentive Plan (MIP) authorizes the granting of up to 5,400,000 shares of the Company's new or reissued Common Stock (including 492,222 shares issued under the predecessor 1984 Stock Award Plan) to key managers in various forms, including stock grants and stock appreciation rights.

   In 1988, the Company granted to certain key managers, non-qualified stock options for 240,000 shares of Common Stock at $11.208, the fair market price on the date of grant. These options may be exercised through 1998. Participants may exchange a portion of their options for stock appreciation rights. These rights acquire value if the market price of shares of Common Stock increases above the grant price of options. Through December 31, 1994 stock options for 85,512 shares and stock appreciation rights for 44,488 shares have been exercised.

   Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition and is convertible at any time into one share of Common Stock.

   Additional paid-in capital primarily represents the excess of fair market value of Common Stock issued from treasury on the date the shares of stock were awarded over the average acquisition cost of the shares.

   Treasury Stock is acquired for MIP plans or under a resolution the Board of Directors adopted at its meeting of August 18, 1993 authorizing the Company to purchase from time to time shares of the Company's Common Stock not to exceed $100,000,000 in aggregate price. On August 19, 1992 the Board of Directors adopted a resolution retiring the entire balance of shares of Common Stock held in the corporate treasury at that time and all subsequent acquisitions to the extent not required for issuance under the MIP programs.

   Pursuant to agreements in 1991 and 1992 with the Offield Family Foundation, the Company purchased shares of Wrigley stock in quarterly increments of 150,000 shares based on the average New York Stock Exchange daily closing price of the Company's Common Stock during each quarter. Purchases during 1992 and 1993 were 600,000 shares at an average price of $25.25 and 450,000 shares at an average price of $33.50, respectively.

   On June 9, 1994, the Company agreed to an unsolicited offer from the Wrigley Memorial Garden Foundation, to purchase 345,072 shares of Wrigley Common Stock in four quarterly installments. The purchase amount is based on the average New York Stock Exchange daily closing price of the Company's Common Stock during each quarter. Pursuant to this agreement the Company purchased 172,536 shares of Wrigley stock during 1994 at an average price of $44.19.

INCOME TAXES

Effective January 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109 "Accounting for Income Taxes". The cumulative effect of adopting SFAS No. 109 as of January 1, 1992 was to increase net income and decrease the deferred tax liability by $2,865,000.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of deferred tax assets and (liabilities) are as follows:

                               1994          1993

                             In thousands of dollars
ACCRUED COMPENSATION,
PENSION AND
POSTRETIREMENT BENEFITS     $  15,399      12,980
DEPRECIATION                   (7,933)     (8,128)
UNREALIZED HOLDING GAIN        (4,230)     (9,860)
ALL OTHER-NET                   8,684       3,439

NET DEFERRED TAX ASSET
(LIABILITY)
                              $11,920     (1,569)

     Balance sheet classifications of deferred tax are as follows:


                                1994        1993

                             In thousands of dollars
DEFERRED TAX ASSET-
  CURRENT                   $   7,484      5,918
DEFERRED TAX ASSET-
  NONCURRENT                   20,834     15,865
DEFERRED TAX LIABILITY-
  CURRENT                       (638)      (636)
DEFERRED TAX LIABILITY-
  NONCURRENT                 (15,760)   (22,716)

NET DEFERRED TAX ASSET
  (LIABILITY)               $  11,920    (1,569)

   Applicable U.S. income and foreign withholding taxes have not been provided on $189,243,000 of undistributed earnings of international associated companies at December 31, 1994. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $15,618,000 of deferred income taxes, consisting primarily of foreign withholding taxes, would have been provided. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the U.S. Income taxes are based on pre-tax earnings which are distributed geographically as follows:

                       1994       1993     1992

                         In thousands of dollars

DOMESTIC           $  172,194   157,431  133,508
FOREIGN               181,085   121,404   98,795
                   $  353,279   278,835  232,303

   Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 1994 and 1993 and 34% for 1992 to the reported provision for income taxes is as follows:

                       1994        1993     1992

                         In thousands of dollars
PROVISION AT
  STATUTORY RATE   $  123,648    97,592    78,983
STATE TAXES-NET         8,308     8,101     6,927
FOREIGN TAX RATES         361       405     3,595
CONTRIBUTION OF
  APPRECIATED
  SECURITIES          (5,020)       -         -
OTHER-NET             (4,551)   (2,154)   (5,775)
                   $  122,746   103,944    83,730

   The components of the provision for income taxes for 1994, 1993, and 1992 were:

               CURRENT      DEFERRED   TOTAL

                     In thousands of dollars
1994
  FEDERAL     $   63,941   (8,171)    55,770
  FOREIGN         53,560       277    53,837
  STATE           13,139       -      13,139
              $  130,640   (7,894)   122,746

1993
  FEDERAL     $   46,874   (3,229)    43,645
  FOREIGN         48,098     (605)    47,493
  STATE           12,806        -     12,806
              $  107,778   (3,834)   103,944

1992
  FEDERAL     $   35,833   (3,348)    32,485
  FOREIGN         41,405     (113)    41,292
  STATE            9,953       -       9,953
              $   87,191   (3,461)    83,730

PENSIONS

   The Company maintains non-contributory defined benefit pension plans covering substantially all of its employees. Retirement benefits are a function of the years of service and the level of compensation, generally for the highest three consecutive salary years occurring within ten years prior to an employee's retirement date, depending on the plan. The Company's policy is to fund within ERISA or other statutory limits to provide benefits earned to date and expected to be earned in the future. The components of consolidated net pension cost are presented below:

                                               1994           1993              1992
                                       DOMESTIC FOREIGN DOMESTIC FOREIGN  DOMESTIC
FOREIGN

                                         In thousands of dollars
SERVICE COST-
  BENEFITS EARNED DURING THE YEAR      $  7,467   3,163   7,542    2,806    7,286
2,658
INTEREST COST
  ON PROJECTED BENEFIT OBLIGATION        14,104   3,164  12,898    3,061   13,012
3,203
ACTUAL RETURN ON PLAN ASSETS                (79) (3,820)(14,653)  (3,433)
(18,957)(3,966)
NET AMORTIZATION AND DEFERRAL           (15,087)   (437)    629     (317)   5,058
(376)
OTHER PENSION PLANS                         500   2,997     173    2,259      175   2,530
NET PENSION COST                       $  6,905   5,067   6,589    4,376    6,574   4,049

Assumptions used to determine net pension cost and the actuarial present value of the projected benefit obligation were as follows:


                                   1994           1993            1992
                              DOMESTIC FOREIGN DOMESTIC FOREIGN  DOMESTIC FOREIGN


                                             In thousands of dollars
DISCOUNT RATES                  8.0%    6.5-8.0%   7.0%  7.5-9.0%  7.75%   7.5-10.0%
LONG-TERM RATES
  OF RETURN ON ASSETS           8.5%    6.5-8.0%   8.5%  5.0-9.0%  8.5%   7.0-9.0%
RATES OF INCREASE
  IN COMPENSATION LEVELS       4.75%    3.5-7.0%   4.75% 5.0-8.0%  5.5%   5.0-8.0%


Domestic plan assets consist primarily of high quality marketable fixed income and equity securities. Foreign plan assets consist primarily of contracts with insurance companies. The defined benefit plans' funded status and the pension liability recorded in the consolidated balance sheet were as follows:

                                                  1994                1993
                                           DOMESTIC   FOREIGN  DOMESTIC  FOREIGN

                                            In thousands of dollars
PLAN ASSETS AT FAIR VALUE                   $ 188,446   51,367  189,067   43,092
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
    Vested benefits                           137,991   34,973  152,685   26,561
    Nonvested benefits                          4,346   2,732     1,698    1,476
Accumulated benefit obligation                142,337  37,705   154,383   28,037
    Projected future salary increases          39,998    6,153   38,021    8,485
    Projected benefit obligation              182,335   43,858  192,404   36,522

PLAN ASSETS IN EXCESS OF (LESS THAN)
  PROJECTED BENEFIT OBLIGATION                   6,111   7,509   (3,337)   6,570
LESS ITEMS NOT YET RECOGNIZED IN EARNINGS:
  Unrecognized prior service cost                (520)   (607)   (1,808)     413
  Unrecognized net gain (loss)                   6,279   4,514     (739)   2,219
  Unrecognized transition asset                  3,322   4,190    3,778    4,572
ACCRUED PENSION LIABILITY                   $    2,970     588    4,568      634


POSTRETIREMENT BENEFITS

Effective January 1, 1992, the Company adopted SFAS No. 106 relating to "Accounting for Postretirement Benefits Other Than Pensions". The Company provides limited postretirement healthcare benefits on a contributory basis and life insurance benefits in the U.S. and at certain international associated companies. The cost of postretirement benefits is provided for during the employee's active working career.

   A reconciliation of the plans' funded status to the amounts reported in the financial statements follows:

                              1994       1993

                           In thousands of dollars
ACCUMULATED
  POSTRETIREMENT
  BENEFIT OBLIGATION:
  Retirees                  $ 5,500      4,300
  Active employees           14,500     14,100
  Total                      20,000     18,400
PLAN ASSETS                   2,400      2,600
ACCUMULATED
  POSTRETIREMENT
  BENEFIT OBLIGATION
  IN EXCESS OF PLAN ASSETS   17,600     15,800
UNRECOGNIZED
  ACTUARIAL GAIN              2,400      2,400
ACCRUED
  POSTRETIREMENT LIABILITY  $20,000     18,200


   The components of the net periodic postretirement benefit cost are as follows:

                              1994    1993     1992

                             In thousands of dollars

SERVICE COST                $   900  1,000     900
INTEREST COST                 1,500  1,500   1,400
RETURN ON PLAN ASSETS         (200)  (200)   (200)
NET PERIODIC EXPENSE        $ 2,200  2,300   2,100

   Actuarial assumptions used to measure the postretirement benefit cost are as follows:

                             1994        1993      1992

DISCOUNT RATE                  8.0%      7.25%       8.0%
HEALTHCARE
  TREND TO 2002
  (IN 1994)               10.0-5.0%  12.9-5.0%  14.0-6.0%
RETURN ON PLAN
  ASSETS                       5.5%       5.5%       8.5%


   Effects of increasing the healthcare trend rates by one percentage point in each year are summarized below:

                              1994    1993    1992

                             In thousands of dollars
INCREASE ACCUMULATED
  POSTRETIREMENT
  BENEFIT
  OBLIGATION BY             $ 1,900  4,500   3,100
INCREASE
  POSTRETIREMENT
  BENEFIT COST BY               300    800     700

OPERATIONS BY GEOGRAPHIC AREAS

Information concerning the Company's operations in different geographic areas at December 31, 1994, 1993 and 1992, and for the years then ended is presented below.

   Operating profit is revenue less all costs and expenses other than general corporate expenses, interest expense and income taxes.

   Identifiable assets are those involved in the operations in each geographic area and include all of the assets of associated companies. Marketable equity securities held by the parent company are not distributed to geographic areas, and the related dividend income is included in the adjustments and eliminations line.


                                           1994           1993         1992

                                                 In thousands of dollars
REVENUES:
   North America (principally U.S.)       $938,034      883,658     824,568
   Europe                                  573,153      456,536     383,887
   Asia, Pacific & Other                  199,638*      140,050     136,180
   Adjustments and eliminations           (49,575)     (39,802)    (43,368)
     Total revenues                     $1,661,250    1,440,442   1,301,267

OPERATING PROFIT:
   North America (principally U.S.)       $176,794      163,174     143,136
   Europe                                  107,390       92,712      66,727
   Asia, Pacific & Other                    70,390*      24,353      22,705
   Adjustments and eliminations              1,020        1,160       1,464
                                           355,594      281,399     234,032
Interest and General Corporate
Expenses                                   (2,315)      (2,564)     (1,729)
     Earnings before income taxes and
       cumulative effect of accounting
       changes                          $  353,279      278,835     232,303

IDENTIFIABLE ASSETS USED IN OPERATIONS:
   North America (principally U.S.)       $574,125      501,527     458,337
   Europe                                  264,136      185,242     164,380
   Asia, Pacific & Other                   121,339       92,473      81,658
   Adjustments and eliminations              4,547        4,665       4,458
                                           964,147      783,907     708,833
Corporate Assets                            14,687       31,417       2,539
     Total assets                       $  978,834      815,324     711,372

* Includes nonrecurring gain of $38,100 on sale of Singapore property.


                          REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company

We have audited the accompanying consolidated balance sheet of Wm. Wrigley Jr. Company and associated companies at December 31, 1994 and 1993, and the related statements of consolidated earnings and retained earnings and consolidated cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wm. Wrigley Jr. Company and associated companies at December 31, 1994 and 1993, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in accounting policies and notes to consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions to comply with Statement of Financial Accounting Standards (SFAS) No. 106 and changed its method of accounting for income taxes to comply with SFAS No. 109.

ERNST & YOUNG LLP

Chicago, Illinois
January 30, 1995


                                                                   SELECTED FIVE YEAR FINANCIAL
DATA

WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES

                                   1994     1993       1992    1991      1990

                               In thousands of dollars except for per share amounts
OPERATING DATA
Net Sales                     $1,596,551   1,428,504  1,286,921  1,148,875  1,110,639
Cost of Sales                    697,442     617,156    572,468    507,795    508,957
Income Taxes                     122,746     103,944     83,730     79,362     70,897
Earnings before nonrecurring
  gain on sale of Singapore
  property in 1994 and
  cumulative effect of
  accounting changes in 1992     205,767     174,891    148,573    128,652    117,362
  - Per Share of Common Stock       1.77        1.50       1.27       1.09       1.00
Net Earnings                     230,533     174,891    141,295    128,652    117,362
  - Per Share of Common Stock       1.98        1.50       1.21       1.09       1.00
Dividends Paid                   104,694      87,344     72,511     64,609     58,060
  - Per Share of Common Stock        .90         .75        .62        .55        .49
  - As a Percent of Net
    Earnings                         45%         50%         51%        50%        49%
Dividends Declared
  Per Share of Common Stock          .94        .75         .63        .55        .51
Average Shares Outstanding
 (000)                           116,358    116,511     117,055    117,517    117,743

OTHER FINANCIAL DATA
Total Property, Plant and
  Equipment (Net)               $289,420    239,868     222,137    201,386    188,959
Total Assets                     978,834    815,324     711,372    625,074    563,665
Working Capital                  413,414    343,132     299,149    276,047    229,735
Stockholders' Equity             688,470    575,182     498,935    463,399    401,386
Return on Average Equity            36.5%      32.6%       29.4%      29.8%      31.5%
Stockholders at Close of
  Year                            24,078     18,567       14,546     11,086     10,497
Employees at Close of
  Year                             7,000     6,700        6,400      6,250      5,850
Market Price of
 Stock-High                       53 7/8    46 1/8       39 7/8         27     19 3/4
      - Low                       38 1/8    29 1/2       22 1/8     16 3/8    14 7/12


                                  QUARTERLY DATA
WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES

CONSOLIDATED RESULTS


                                        COST         NET EARNINGS
                               NET       OF                  PER
                              SALES    SALES       AMOUNT   SHARE

                     In thousands of dollars except for per share amounts

1994
  FIRST QUARTER........$     378,557   162,936     75,942   .65
  SECOND QUARTER.......      423,048   185,761     58,347   .50
  THIRD QUARTER........      404,087   172,838     61,621   .53
  FOURTH QUARTER.......      390,859   175,907     34,623   .30
       TOTAL...........$   1,596,551   697,442    230,533  1.98
1993
  FIRST QUARTER........$     332,333   145,113     42,360   .36
  SECOND QUARTER.......      386,167   165,301     53,560   .46
  THIRD QUARTER........      360,541   153,679     49,114   .42
  FOURTH QUARTER.......      349,463   153,063     29,857   .26
       TOTAL...........$   1,428,504   617,156    174,891  1.50


Net earnings for the first quarter 1994 included $24,765,000 or $.21 per share from the sale of Singapore property.

MARKET PRICES

Although there is no established public trading market for the Class B Common Stock, these shares are at all times convertible into shares of Common Stock on a one-for-one basis and are entitled to identical dividend payments.

     The Common Stock of the Company is listed and traded on the New York Stock Exchange. The table below presents the high and low sales prices for the two most recent years.

                                1994              1993
                             HIGH  LOW        HIGH   LOW

FIRST QUARTER............$53 7/8   43 1/4    34 7/8   29 1/2
SECOND QUARTER........... 52 1/4   46 7/8    36 1/4   30 1/8
THIRD QUARTER............ 48 1/2   38 1/8    45 1/2   31 3/8
FOURTH QUARTER........... 49 5/8   39 1/2    46 1/8   41 1/4


DIVIDENDS

The following table indicates the breakdown of dividends declared per share of Common Stock and Class B Common Stock for the two most recent years.

                                  1994                 1993
                          REGULAR EXTRA  TOTAL  REGULAR EXTRA TOTAL

FIRST QUARTER...........$   .12           .12     .10         .10
SECOND QUARTER..........    .12           .12     .10         .10
THIRD QUARTER...........    .12           .12     .10         .10
FOURTH QUARTER..........    .14   .44     .58     .10    .35  .45
       TOTAL............$   .50   .44     .94     .40    .35  .75

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

NET SALES

Consolidated net sales for 1994 increased $168,047,000 or 12% from 1993's level which was up $141,583,000 or 11% from 1992. Net sales for both 1994 and 1993 were favorably affected by higher unit volume and to a lesser extent, by selected selling price increases. Net sales in 1994 were increased by translating foreign currency sales to U.S. dollars at higher average foreign currency rates. In 1993, translation decreased reported sales due to lower average foreign currency rates than in 1992.

   Consolidated unit volume of chewing gum increased 9% in 1994 from 1993's shipments, which were up 13% from 1992. Sugarfree brands continued to make a significant contribution to volume gains in both years. Selected selling price changes increased net sales about 2% in both 1994 and 1993.

   In North America, U.S. unit volume of Wrigley brands increased 3% in 1994 from 1993 which was up 6% over 1992. Winterfresh(R), a new sugar product, accounted for most of the gain in 1994. Unit volume of Extra(R) was the largest contributor to the gain in 1993. Established brands' Value Priced 5-stick packages also added to the 1993 gain. Increased sales to Mexico added 2% to North American unit volume in both 1994 and 1993. At Amurol Confections Company, 1994 unit sales increased 2% from 1993 after being up 12% from 1992.

   Overseas, unit volume increased 15% in 1994 from 1993 which increased 20% from 1992. Customer shipments in Eastern and Central Europe, the U.K. and Germany accounted for over two-thirds of the overseas gains in both 1994 and 1993. Asia/Pacific 1994 unit volume gains were relatively small as a decline in the Philippines following a selling price increase tended to offset the volume increases in China and other markets. Asia/Pacific volume gains in 1993 were mainly from the Philippines, China and Australia.

INVESTMENT AND OTHER INCOME

Consolidated investment and other income increased in 1994 by $14,659,000 or 123% mainly due to recognition of $14,342,000 market appreciation of the marketable equity securities contributed to the Company's charitable foundation. This gain is offset by contribution expense classified in Selling, Distribution and General Administrative Expenses. The contribution was made in anticipation of a change in the income tax deductibility of such contributions after 1994.

   In 1993, investment and other income decreased $2,408,000 or 17% from 1992 essentially due to the 1992 sale of vacant land in the U.S. not recurring in 1993.

COST OF SALES AND GROSS PROFIT

Consolidated cost of sales increased $80,286,000 or 13% in 1994 from 1993. Most of this increase was from the higher worldwide sales volume and increased costs including import duties in Central and Eastern Europe. Translation of foreign currency costs at higher average exchange rates also added to the increase from 1993.

   In 1993, cost of sales increased $44,688,000 or nearly 8% from 1992. Most of this increase was from the higher worldwide sales volume. Translation of foreign currency transactions at lower average exchange rates from 1992 partially offset the 1993 volume increase.

   Consolidated gross profit in 1994 was $899,109,000, an increase of $87,761,000 or 11% from 1993 which had increased $96,895,000 or
13% from 1992. The consolidated gross profit margin on net sales was 56.3% for 1994, 56.8% for 1993 and 55.5% for 1992. Sales growth in markets with lower margins led to the slightly lower consolidated margin in 1994 compared to 1993. Lower unit product costs contributed to the margin improvement in 1993 from 1992.

SELLING, DISTRIBUTION AND GENERAL ADMINISTRATIVE EXPENSES

Consolidated selling, distribution and general administrative expenses increased $66,095,000 or 12% in 1994 from 1993 which was up $47,621,000 or nearly 10% from 1992. The increase in 1994 includes the Company's contribution of appreciated marketable equity securities to its charitable foundation previously discussed in Investment and Other Income. Excluding the nonrecurring amount of the 1994 contribution, results in an increase of $52,095,000 or nearly 10% from 1993 and comparable to the 1993 increase from 1992. Worldwide selling and marketing expenditures were a major factor in those increases each year.

   As a percentage of consolidated net sales, these expenses have been as follows:

                              1994   1993  1992

 SELLING AND MARKETING       26.1%  25.9%  26.6%
 DISTRIBUTION AND
 GENERAL ADMINISTRATIVE      12.0%  12.1%  11.9%
                             38.1%  38.0%  38.5%

INCOME TAXES

The effective consolidated income tax rate was 34.7% in 1994, 37.3% in 1993 and 36.0% in 1992. The lower effective rate in 1994 is mainly from the tax benefit of the contribution of appreciated securities to the Company's foundation noted above. Excluding the effect of this transaction, the 1994 effective tax rate would have been about 36.2%. The effective rate increase in 1993 reflects the legislated U.S. corporate rate change to 35% from 34% for the year.

   Income taxes in 1994 increased by $18,802,000 or 18% from 1993 which increased $20,214,000 or 24% from the prior year.

NET EARNINGS

Net earnings in 1994 increased by $55,642,000 and $.48 per share or 32% from 1993. However, the nonrecurring sale of real estate holdings in Singapore during the first quarter added $24,765,000 after taxes or $.21 per share to the 1994 increase. Excluding the nonrecurring gain from Singapore, 1994 net earnings increased by $30,877,000 and $.27 per share or 18%.

   Net earnings in 1993 increased by $33,596,000 and $.29 per share or 24% from 1992. In 1992, the Company adopted SFAS No. 106 "Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 109 "Accounting for Income Taxes." The cumulative effect of adopting these accounting standards lowered 1992 consolidated earnings by the one-time charge of $7,278,000 or $.06 per share. Excluding the cumulative effect of the 1992 accounting changes, 1993 net earnings increased by $26,318,000 and $.23 per share or 18%.

LIQUIDITY AND CAPITAL RESOURCES

COMMON STOCK PURCHASES

The Company paid $13,225,000 in 1994, $15,077,000 in 1993 and
$17,579,000 in 1992 from internal cash to acquire 292,000, 450,000 and 671,000 shares of its Common Stock, respectively. The Company remained in a strong financial position after these disbursements. Further purchases of Common Stock in 1995 are also likely to be from internally generated funds.

CURRENT RATIO

The Company has maintained a strong financial position with a current ratio (current assets divided by current liabilities) of
3.0 to 1 for the periods under discussion (1992-1994).

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Capital expenditures for 1994 increased from 1993 by $23,918,000 or 38%, and 1993 capital expenditures decreased from 1992 by $3,587,000 or 5%. All of the capital expenditures for 1994 and 1993 were funded from the Company's operations and internal sources including the proceeds from the sale of real estate holdings in Singapore during 1994. Additions to property, plant and equipment in 1995 are likely to exceed 1994 expenditures and are also expected to be funded from internal sources.

                             NONFINANCIAL INFORMATION

                              WM. WRIGLEY JR. COMPANY

                                   COMMITTEES OF
                              THE BOARD OF DIRECTORS


                                       AUDIT



      Charles F. Allison III
      Chairman

      Gary E. Gardner
      Penny Pritzker
      Richard K. Smucker

                                   COMPENSATION


      Robert P. Billingsley
      Chairman

      Charles F. Allison III
      Lee Phillip Bell

                                    NOMINATING



      Lee Phillip Bell
      Chairman

      Robert P. Billingsley
      Richard K. Smucker




                                  WILLIAM WRIGLEY
                        President & Chief Executive Officer
                              Wm. Wrigley Jr. Company



                                 R. DARRELL EWERS
                             Executive Vice President
                              Wm. Wrigley Jr. Company

                                RICHARD K. SMUCKER
                                     President
                             The J. M. Smucker Company





                              CHARLES F. ALLISON III
                               Senior Vice President
                              Booz, Allen & Hamilton



                                  JOSEPH H. FLOM
                                      Partner
                       Skadden, Arps, Slate, Meagher & Flom
                              (Retired March 8, 1994)



                                IRVING SEAMAN, JR.
                                 Senior Consultant
                                 Burson-Marsteller
                              (Retired March 8, 1994)

                                BOARD OF DIRECTORS



                                 LEE PHILLIP BELL
                                     President
                       Bell-Phillip Television Productions


                                  GARY E. GARDNER
                        President & Chief Executive Officer
                                Soft Sheen Products



                               WILLIAM WRIGLEY, JR.
                                  Vice President
                              Wm. Wrigley Jr. Company


                               ROBERT P. BILLINGSLEY
                             Executive Vice President
                                  WLD Enterprises


                                  PENNY PRITZKER
                                     President
                            Classic Residence by Hyatt

                              ELECTED OFFICERS--1994

WILLIAM WRIGLEY
President & Chief Executive Officer

R. DARRELL EWERS
Executive Vice President

DOUGLAS S. BARRIE
Group Vice President-International

RONALD O. COX
Group Vice President-Marketing

JOHN F. BARD
Senior Vice President

MARTIN J. GERAGHTY
Senior Vice President-Manufacturing

WILLIAM WRIGLEY, JR.
Vice President

GARY R. BEBEE
Vice President-Customer Marketing

DAVID E. BOXELL
Vice President-Personnel

J. E. DY-LIACCO
Vice President-International

SUSAN S. FOX
Vice President-Consumer Marketing

PHILIP G. HAMILTON
Vice President-International

JON ORVING
Vice President-International

DUSHAN PETROVICH
Vice President-Treasurer

STEFAN PFANDER
Vice President-International

WM. M. PIET
Vice President-Corporate Affairs & Secretary

JOHN A. SCHAFER
Vice President-Purchasing

CHRISTAFOR E. SUNDSTROM
Vice President-Corporate Development

DONALD E. BALSTER
Vice President-Production

H. J. KIM
Vice President-Engineering

PHILIP G. SCHNELL
Vice President-Research & Development

JOHN H. SUTTON
General Manager-Converting Division

DENNIS J. YARBROUGH
Corporate Controller

                CORPORATE FACILITIES AND ASSOCIATED COMPANIES-1994

DOMESTIC FACILITIES

CORPORATE OFFICES

Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611

PRODUCTION FACILITIES

Chicago, Illinois
Gainesville, Georgia
Santa Cruz, California

OPERATING ASSOCIATED COMPANIES

                                     DOMESTIC

AMUROL CONFECTIONS COMPANY*
Yorkville, Illinois 60560

FOUR-TEN CORPORATION
Chicago, Illinois 60611

L. A. DREYFUS COMPANY*
Edison, New Jersey 08820

NORTHWESTERN FLAVORS, INC.*
West Chicago, Illinois 60185

                                   INTERNATIONAL


THE WRIGLEY COMPANY PTY. LIMITED*
Sydney, Australia

WRIGLEY AUSTRIA GES.M.B.H.*
Salzburg, Austria

WRIGLEY CANADA INC.*
Don Mills, Ontario, Canada

WRIGLEY CHEWING GUM COMPANY LTD.*
Guangzhou, Guangdong,
People's Republic of China

WRIGLEY S.R.O.
Prague, Czech Republic

THE WRIGLEY COMPANY LIMITED*
Plymouth, England, U.K.

OY WRIGLEY SCANDINAVIA AB
Turku, Finland

WRIGLEY S.A.*
Biesheim, France

WRIGLEY G.M.B.H.
Munich, Germany

WRIGLEY N.V.
Amsterdam, Holland

THE WRIGLEY COMPANY (H.K.) LIMITED
Hong Kong, B.C.C.

WRIGLEY HUNGARIA, LTD.
Budapest, Hungary

WRIGLEY INDIA PRIVATE LIMITED**
Bangalore, Karnataka, India

WRIGLEY & COMPANY, LTD., JAPAN
Tokyo, Japan

THE WRIGLEY COMPANY (EAST AFRICA) LIMITED*
Nairobi, Kenya

THE WRIGLEY COMPANY (MALAYSIA) LIMITED
Kuala Lumpur, Malaysia

THE WRIGLEY COMPANY (N.Z.) LIMITED
Auckland, New Zealand

WRIGLEY SCANDINAVIA AS
Oslo, Norway

THE WRIGLEY COMPANY (P.N.G). PTY. LTD.
Port Moresby, Papua, New Guinea

WRIGLEY PHILIPPINES, INC.*
Pasig, Metro Manila, Philippines

WRIGLEY POLAND SP ZO. O**
Poznan, Poland

WRIGLEY ROMANIA PRODUSE
Zaharoase SRL
Bucharest, Romania

WRIGLEY D.O.O.
Ljubljana, Slovenia

WRIGLEY CO., S.A.
Santa Cruz de Tenerife
Canary Islands, Spain

WRIGLEY SCANDINAVIA AB
Stockholm, Sweden

WRIGLEY TAIWAN, LIMITED*
Taipei, Taiwan, R.O.C.

 * Denotes production facility.
** Under construction

                              STOCKHOLDER INFORMATION

STOCKHOLDER INQUIRIES
Any inquiries about your Wrigley stockholdings should be directed to:
    Stockholder Relations
    Wm. Wrigley Jr. Company
    410 North Michigan Avenue
    Chicago, Illinois 60611
    1-800-824-9681

CAPITAL STOCK

Common Stock of the Wm. Wrigley Jr. Company is traded on the New
York Stock Exchange. The Company's symbol is WWY.

   Class B Common Stock, issued to stockholders of record on April 4, 1986, has restricted transferability and is not traded on the New York Stock Exchange. It is at all times convertible, on a share-for-share basis, into Common Stock and once converted is freely transferable and publicly traded. Class B Common Stock also has the same rights as Common Stock with respect to cash dividends and treatment upon liquidation.

DIVIDENDS

Regular quarterly dividends are paid in advance on the first business day of February, May, August, and November with the record date for each payment falling on or about the 15th of the prior month. The Company also has a long history of paying "extra" dividends. In recent years, a single "extra" dividend has been paid at year end.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan (DRP) is open to all stockholders of record. The Plan is administered by the Company and uses cash dividends on both Common Stock and Class B Common Stock, along with voluntary cash contributions, to purchase additional shares of Common Stock. Cash contributions can be made monthly for a minimum of $50 and a maximum of $5,000. The Company pays all brokerage and administrative costs associated with the DRP.

   All shares purchased through the Plan are retained in a DRP account, so there are no certificates that could be lost, misplaced, or stolen. Additionally, once a DRP account is established, a participant can deposit any Wrigley stock certificates held outside the Plan into the account for safekeeping.

   Just over 12,700 or 52.8% of the Company's stockholders of record currently participate in the DRP. A brochure fully describing the Plan and its enrollment procedure is available upon request.

DIRECT DIVIDEND DEPOSIT SERVICE

The Direct Dividend Deposit Service allows stockholders to receive cash dividends through automatic deposits into their checking or savings account.

STOCK CERTIFICATES

For security and tax purposes, stockholders should keep a record of all of their stock certificates. The record should be kept in a separate place from the certificates themselves and should contain the following information for each certificate: exact registration, number of shares, certificate number, date of certificate, and the original cost of the shares.

   If a stock certificate is lost or stolen, notification should be sent to the Company immediately. The transfer agent has two requirements to be met before a new certificate will be issued - a completed affidavit and payment for an indemnity bond based on the current market value of the lost or stolen stock. The replacement of a certificate will take about a week to ten days. Even if a certificate is lost or stolen, the stockholder will continue to receive dividends on those shares while the new certificate is being issued.

   A transfer of stock is required when the shares are sold or when there is any change in name or ownership of the stock. To be accepted for transfer, the stockholder's signature on the certificate or stock power must be guaranteed by an Eligible Guarantor Institution such as a commercial bank, trust company, securities broker/dealer, credit union, or savings association participating in a Medallion program approved by the Securities Transfer Association. A verification by a notary public is not sufficient. Anytime a certificate is mailed, it should be sent registered mail, return receipt requested.

CONSOLIDATION OF MULTIPLE ACCOUNTS

To avoid receiving duplicate mailings, stockholders with more than one Wrigley account may want to consolidate their shares. For more information, please contact the Company.

COMPANY PUBLICATIONS

The Company's 1994 annual report to the Securities and Exchange
Commission on Form 10-K is expected to be available on or about
April 3, 1995.

The Wrigley Way: Continuing Our Legacy Of Social Responsibility is a currently available document covering the Wrigley Company's role as a corporate citizen and emphasizing the importance it places on employee and community relations.

A copy of either publication will be provided without charge to any stockholder of record submitting a request. Such requests should be addressed to Corporate Affairs at the main office of the Company.

TRANSFER AGENT AND REGISTRAR

The First Chicago Trust Company of New York
14 Wall Street, Suite 4680
New York, New York 10005
1-800-446-2617