Form 10-K, Exhibit 13
period 1995-12-31
WRIGLEY WILLIAM JR CO
filed 1996-03-28
CIK 108601

                                   Table of Contents

 2     Wrigley at a Glance
 4     President's Letter
 6     Highlights
 8     Statement of Earnings and Retained Earnings
 9     Statement of Cash Flows
10     Balance Sheet
12     Notes to Financial Statements
20     Report of Management
21     Report of Independent Auditors
22     Selected Financial Data
24     Quarterly Data
25     Management's Discussion and Analysis
28     Directors
30     Elected Officers
31     Corporate Facilities and Associated Companies
32     Stockholder Information

[Paste-up Letterhead Wm.  Wrigley]




To the Stockholders and Employees
of the Wm.  Wrigley Jr.  Company

       A year ago, I suggested to you that 1995 was going to be a demanding year. It turned out to be just that--filled with competitive challenges, changes in the retail trade, and softness in several international economies. Despite these difficulties, we accomplished, through the hard work of Wrigley men and women around the globe, record sales and volume for the eleventh consecutive year. Earnings too would have set another record in 1995 were it not for the one-time real estate gain that gave 1994 results an extra boost.

       The combination of increased competitive activity and retail consolidation made the going particularly difficult for the North American region. But in a year when volume leveled off in the overall U.S. chewing gum market, we posted a small market share gain and managed a slight volume increase. Winterfresh, after a fast start in late 1994, emerged as the star performer of our U.S. business in 1995. It became one of our most successful new products ever, rapidly assuming a market share on a par with several of our long-established brands and surpassing a number of our competitors' leading chewing gums.

       Backing top quality products with effective advertising is critical to our U.S. volume growth. With this in mind, we constantly look for ways to improve our advertising, and just recently began airing new commercials for Extra sugarfree gum and Wrigley's Spearmint. While having the right product and the right message are essential for success, effective distribution is equally important. Given the changing profile of retail outlets and the consolidation occurring in U.S. retailing, we have placed added emphasis on increasing distribution through new and nontraditional channels. Our plan is to continue this strategy. We will also, as in the past, strive to offer better and more cost effective services to all our wholesale and retail customers.

       In Mexico, as predicted in last year's letter, the impact of the peso's devaluation on our business was dramatic. Our volume fell by three-fourths, wiping out the gains that had been achieved in that country over the prior two years. We did, however, make up some of the shortfall by expanding distribution and improving sales throughout the balance of Latin America.

       Our associates at Amurol also wrestled with difficult market conditions and saw their volume decline. Outside of North America, they recorded gains in most markets, but not enough to fully compensate for the loss of their sales in Mexico. In the U.S., they faced an influx of new competitors in the kids' confectionery business. As a result, while Amurol remains a leader in this market segment, future gains will not come easily as more products in the category vie for retailer and consumer attention. On a positive note, their new facility is providing more efficient production and greater flexibility in responding to changing consumer preferences.

       While your Company's overall rate of growth in the European region slowed somewhat in 1995, there were some notable successes. Sugarfree products led the way to double-digit volume increases in Central Europe and Scandinavia. Sales in Eastern Europe slackened early in 1995, but rebounded during the second half of the year, supporting our belief in the long-term potential for this area. Europe's overall gains were tempered primarily by sluggish sales in Germany and the United Kingdom, two of our largest international markets. Shipments in both countries were relatively flat in 1995, reflecting generally softer economic conditions and competition with several new items.

       Although Europe has had the top growth rate in recent years, the Asia/Pacific region was the Company's fastest growing in 1995. Progress in China accelerated as we broadened our distribution in the major coastal cities, sharply increasing shipments as well as the percentage of the Chinese population having access to our products. Business strengthened in the mature Philippine market, as we recovered some of the volume loss resulting from the 1994 price increase. Higher marketing investments in Malaysia were rewarded with solid growth, and volume gains were also recorded in the established markets of Taiwan and Hong Kong. Finally, geographic expansion continued in the region, as we began marketing operations in India and achieved national distribution in Vietnam supported by vigorous merchandising and advertising activities.

       As anticipated, capital spending in 1995 was the highest ever for your Company, finishing the year at just over $100 million. Our new plant in India officially opened at the end of the first quarter, and our facility in Poznan, Poland began producing chewing gum at the beginning of 1996.

       Opening a plant in Poland was driven both by the need to add manufacturing capacity in Europe and the desire to keep our consumer prices as attractive as possible. The Poznan factory's output helps reduce the duties we currently pay for importing chewing gum into this market. Providing our consumers with the value they have come to expect requires us to take advantage of every opportunity to streamline costs, including the alignment of our sources of supply with the areas of growing demand.

       In 1996, capital expenditures are expected to significantly exceed 1995's record level. Further investments will be made in capacity to support expanded distribution in China and India and enable our Polish factory to supply gum to other Central European countries. Changing consumer preferences and the resulting need for additional equipment, especially in Europe, have also affected capital spending plans.

       The investments we have made over the past several years in people, facilities, merchandising and advertising have positioned us well in our increasingly competitive environment. To stay ahead, we must continue to exercise pricing restraint, advertise heavily, merchandise extensively at all levels of distribution and source our products appropriately. Over a relatively short period of time, we have gained access to significant new segments of the world's population, and we want to raise their awareness of the Wrigley name to the same high level that has been achieved in our traditional markets. While we must prove ourselves to new consumers and retail and wholesale customers, we are confident we can establish what the Wrigley Company is known for elsewhere in the world--quality products, quality service and value.

       Our worldwide Wrigley team has always been focused and hard-working. In 1996, they will be increasingly called upon to demonstrate resourcefulness and flexibility under rapidly changing business conditions. With your support, we believe that the combination of this team effort and the strength of our global brands will enable your Company to build our business for the long haul.


                                               Sincerely,

                                               [SIG]

                                               William Wrigley


Highlights of Operations

Wm.  Wrigley Jr.  Company and Associated Companies

                                                                 1995         1994
                                                              In thousands of dollars
                                                                except for per share
                                                                       amounts
Net Sales                                                     $1,754,931    1,596,551
Earnings before nonrecurring gain on sale of Singapore
  property in 1994                                               223,739      205,767
    --Per Share of Common Stock                                     1.93         1.77
Net Earnings                                                     223,739      230,533
    --Per Share of Common Stock                                     1.93         1.98

Dividends Paid                                                   111,401      104,694
    --Per Share of Common Stock                                      .96          .90

Property Additions                                               102,759       87,013
Stockholders' Equity                                             796,852      688,470
Return on Average Equity                                            30.1%        36.5%

Stockholders at Close of Year                                     28,959       24,078
Average Shares Outstanding (000)                                 116,066      116,358



                For additional historical financial data, see page 22.

                                  Financial Information


Consolidated Statement of
Earnings and Retained Earnings

Wm.  Wrigley Jr.  Company and Associated Companies

Year Ended December 31                              1995         1994         1993
                                                    In thousands of dollars except
                                                         for per share amounts
Earnings
Revenues:
  Net sales                                      $1,754,931    1,596,551    1,428,504
  Investment and other income                        14,811       26,597       11,938
  Nonrecurring gain on sale of Singapore
    property                                             --       38,102           --
       Total revenues                             1,769,742    1,661,250    1,440,442
Costs and expenses:
  Cost of sales                                     778,019      697,442      617,156
  Selling, distribution and general
    administrative                                  639,537      609,039      542,944
  Interest                                            1,955        1,490        1,507
       Total costs and expenses                   1,419,511    1,307,971    1,161,607
Earnings before income taxes                        350,231      353,279      278,835
Income taxes                                        126,492      122,746      103,944
Net earnings                                        223,739      230,533      174,891

Retained Earnings
Retained earnings at beginning of year              685,850      564,640      491,481
Dividends declared
  (per share: 1995--$.99; 1994--$.94;
  1993--$.75)                                      (114,852)    (109,323)     (87,301)
Treasury stock retirement                            (8,194)          --      (14,431)
Retained earnings at end of year                 $  786,543      685,850      564,640

Per Share Amounts
Net earnings per average share of common stock   $     1.93         1.98         1.50
Dividends paid per share of common stock         $      .96          .90          .75


                    See accompanying accounting policies and notes.


Consolidated Statement
of Cash Flows

Wm.  Wrigley Jr.  Company and Associated Companies

Year Ended December 31                              1995         1994         1993
                                                        In thousands of dollars
Cash Flows--Operating Activities
  Net earnings                                    $ 223,739      230,533      174,891
  Adjustments to reconcile net earnings to
    net cash flows from operating activities:
    Depreciation                                     43,773       41,057       34,565
    Gain on sales of property, plant and
      equipment                                      (1,090)     (38,762)        (806)
    (Increase) decrease in:
      Accounts receivable                           (28,619)     (13,608)     (26,754)
      Inventories                                   (11,422)     (38,086)     (24,771)
      Other current assets                            2,164      (13,578)      (1,551)
      Other assets and deferred charges              (6,297)         461       (3,929)
    Increase (decrease) in:
      Accounts payable                                6,427        3,086       10,298
      Accrued expenses                               (3,657)        (525)      18,157
      Income and other taxes payable                 (6,889)      35,774      (14,241)
      Deferred income taxes                             720       (7,894)      (3,834)
      Other noncurrent liabilities                    3,702        5,078        9,345
  Net cash flows--operating activities              222,551      203,536      171,370
Cash Flows--Investing Activities
  Additions to property, plant and equipment       (102,759)     (87,013)     (63,095)
  Proceeds from property retirements                  3,690       40,855        4,042
  Purchases of short-term investments              (281,065)    (232,591)    (140,186)
  Maturities of short-term investments              277,913      234,092      135,204
  Net cash flows--investing activities             (102,221)     (44,657)     (64,035)
Cash Flows--Financing Activities
  Dividends paid                                   (111,401)    (104,694)     (87,344)
  Common stock purchased                            (11,811)     (13,225)     (15,077)
  Net cash flows--financing activities             (123,212)    (117,919)    (102,421)
Effect of exchange rate changes on cash
  and cash equivalents                                1,038          319       (2,768)
Net increase (decrease) in cash and cash
  equivalents                                        (1,844)      41,279        2,146
Cash and cash equivalents at beginning of year      127,569       86,290       84,144
Cash and cash equivalents at end of year          $ 125,725      127,569       86,290
Supplemental Cash Flow Information
  Income taxes paid                               $ 133,494       94,576      124,127
  Interest paid                                   $   1,957        1,508        1,491
  Interest and dividends received                 $  14,639       12,135       12,164


                    See accompanying accounting policies and notes.

                              Consolidated Balance Sheet

Wm.  Wrigley Jr.  Company and Associated Companies

As of December 31                                                1995         1994
                                                                  In thousands of dollars
Assets
Current assets:
  Cash and cash equivalents                                   $  125,725      127,569
  Short-term investments, at amortized cost                      105,947      102,679
  Accounts receivable
    (less allowance for doubtful accounts:
    1995--$9,060; 1994--$6,645)                                  170,803      138,547
  Inventories--
    Finished goods                                                54,231       59,205
    Raw materials and supplies                                   181,116      161,904
                                                                 235,347      221,109
Other current assets                                              24,683       25,924
Deferred income taxes--current                                     9,591        7,484
       Total current assets                                      672,096      623,312
Marketable equity securities, at fair value                       19,827       14,687
Deferred charges and other assets                                 39,696       30,581
Deferred income taxes--noncurrent                                 20,109       20,834
Property, plant and equipment, at cost:
       Land                                                       24,478       23,281
       Buildings and building equipment                          230,065      204,877
       Machinery and equipment                                   475,955      410,305
                                                                 730,498      638,463
       Less accumulated depreciation                             383,007      349,043
                                                                 347,491      289,420
Total assets                                                  $1,099,219      978,834



As of December 31                                                1995         1994
                                                                  In thousands of dollars
                                                                         and shares
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                            $   75,815       68,097
  Accrued expenses                                                67,958       69,716
  Dividends payable                                               19,720       16,269
  Income and other taxes payable                                  49,152       55,178
  Deferred income taxes--current                                     768          638
       Total current liabilities                                 213,413      209,898
Deferred income taxes--noncurrent                                 19,536       15,760
Other noncurrent liabilities                                      69,418       64,706
Stockholders' equity:
  Preferred stock--no par value
    Authorized: 20,000 shares
    Issued: None
  Common stock--no par value
    Common stock
      Authorized: 400,000 shares
      Issued: 1995--91,541 shares; 1994--91,326 shares            12,205       12,177
    Class B common stock--convertible
      Authorized: 80,000 shares
      Issued and outstanding: 1995--24,680 shares;
      1994--25,075 shares                                          3,291        3,343
  Additional paid-in capital                                       1,625        1,781
  Retained earnings                                              786,543      685,850
  Foreign currency translation adjustment                         (8,038)     (13,502)
  Unrealized holding gains on marketable equity securities        11,404        7,855
  Common stock in treasury, at cost
    (1995--219 shares; 1994--192 shares)                         (10,178)      (9,034)
       Total stockholders' equity                                796,852      688,470
Total liabilities and stockholders' equity                    $1,099,219      978,834


                    See accompanying accounting policies and notes.

Accounting Policies and Notes to
Consolidated Financial Statements

Wm.  Wrigley Jr.  Company and Associated Companies

Consolidation and
Description of Business

The consolidated financial statements include the accounts of the Wm. Wrigley Jr. Company and its associated companies (the Company). The Company's principal business is manufacturing and selling chewing gum. All other businesses constitute less than 10% of combined revenues, operating profit and identifiable assets. Conformity with generally accepted accounting principles requires management to make estimates and assumptions when preparing financial statements that affect assets, liabilities, revenues and expenses. Actual results may vary from those estimates. Certain amounts for 1993 and 1994 have been reclassified to conform to the 1995 presentation.

Nonrecurring Gain on Sale of
Singapore Property

On January 12, 1994, the Company sold the real estate holdings of its wholly owned associated company in Singapore, Malayan Guttas Private Limited, for a gain of $38,102,000. This nonrecurring gain, reported in the first quarter of 1994, increased net earnings by an after tax amount of $24,765,000 or $.21 per share.

Advertising

The Company expenses all advertising costs in the year incurred.
Advertising expense was $240,925,000 in 1995, $225,291,000 in 1994 and $198,985,000 in 1993.

Investments in Debt & Equity
Securities

Effective December 31, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's investments in debt securities, which typically mature in one year or less, are held to maturity and valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 1995 and December 31, 1994 were, respectively, $82,740,000 and $69,287,000 for municipal securities, and $23,207,000 and $33,392,000 for other debt securities.


       The Company's investments in marketable equity securities are held for an indefinite period. Application of SFAS No. 115 resulted in unrealized holding gains of $17,544,000 at December 31, 1995 and $12,085,000 at December 31, 1994. The aggregate fair value of the Company's marketable equity securities at December 31, 1995 and 1994 totaled $19,827,000 and $14,687,000 respectively.
The unrealized holding gains, net of the related tax effect, added $11,404,000 and $7,855,000 to Stockholders' equity at December 31, 1995 and 1994, respectively. At the end of 1994,
Section 170 (e)(5) of the U.S. Internal Revenue Code expired, greatly reducing the tax deductibility of appreciated securities contributed to private foundations. In anticipation of this change, a contribution of marketable equity securities having a fair value of $14,966,000 and an original cost of $624,000 was made to the Company's charitable foundation in 1994.

Cash and Cash Equivalents

The Company considers all highly-liquid debt instruments with a maturity of three months or less to be cash equivalents.

Inventories

Inventories at December 31, 1995 and 1994 included $108,354,000 and $109,707,000, respectively, valued at cost on a last-in, first-out
(LIFO) basis. If current costs had been used, such inventories would have been $46,483,000 and $46,326,000 higher than reported at December 31, 1995 and 1994, respectively. The non-LIFO inventories are valued at the lower of cost (principally first-in, first-out basis) or market.

Depreciation

Depreciation is provided over the estimated useful lives of the respective assets (buildings and building equipment--12 to 50 years; machinery and equipment--3 to 20 years). Depreciation is provided primarily by the straight-line method for international associated companies and by the accelerated method, with a change to straight-line in the latter years of useful life, for the U.S. companies. The amounts were:

                                                      1995         1994        1993
                                                          In thousands of dollars
Straight-Line                                        $25,804       17,531      15,639
Accelerated                                           17,969       23,526      18,926


Foreign Currency Translation
and Exchange Contracts

The Company has determined that the functional currency for each associated company except for selected Eastern and Central European entities is its local currency. Some Eastern and Central European entities are considered to be highly inflationary and their functional currencies are remeasured to U.S. dollars.

Following is an analysis of the unrealized foreign currency translation adjustment included in the balance sheet:


                                                          In thousands of dollars
Balance at 12/31/92                                               $(9,692)
       1993 Adjustment                                            (15,065)
Balance at 12/31/93                                               (24,757)
       1994 Adjustment                                             11,255
Balance at 12/31/94                                               (13,502)
       1995 Adjustment                                              5,464
Balance at 12/31/95                                              $ (8,038)


Certain foreign associated companies enter into fixed rate currency exchange contracts as non-speculative hedges against future material purchase commitments among associated companies. In addition, the Parent Company enters into such contracts from time to time as non-speculative hedges regarding known future commitments with associated companies. Market value gains and losses, recognized at expiration of the contracts, offset foreign exchange gains or losses on the related transactions being hedged. At December 31, 1995, foreign exchange rate contracts for a number of currencies, primarily French francs, German marks, and U.S. dollars, maturing at various dates through December 31, 1996 aggregated $142,003,000. Open foreign exchange contracts at December 31, 1994 aggregated $180,639,000. Unrealized gains or losses on these contracts were not significant as of either December 31, 1995 or 1994.

Accrued Expenses

Accrued expenses at December 31, 1995 and 1994 included $23,617,000 and $23,758,000 of payroll expenses, respectively.

Other Noncurrent Liabilities

Other noncurrent liabilities at December 31, 1995 included liabilities for approximately $19,900,000 of deferred compensation and $16,100,000 for postretirement benefit plans. At December 31, 1994, they included liabilities for approximately $11,700,000 of deferred compensation and $20,000,000 for postretirement benefits.


Common Stock

Following is a summary of activity in Common Stock, paid-in capital and treasury stock:

                                                                        Additional
                                       Common Stock     Class B Common    Paid-In   Treasury Stock
                                     Shares  Amount     Shares   Amount   Capital   Shares  Amount
                                                   In thousands of dollars and shares
Balance at 12/31/92                  90,411  $12,121    26,423   $3,457   $1,568        -- $     --
Treasury Stock Purchases                 --       --        --       --       --       450  (15,077)
Treasury Stock Retirement              (433)     (58)       --       --       --      (433)  14,489
Conversion                              611       15      (611)     (15)      --        --       --
Issuances                                --       --        --       --      (67)      (17)     588
Stock Split                              --       --        --       --      (34)       --       --

Balance at 12/31/93                  90,589   12,078    25,812    3,442    1,467        --       --
Treasury Stock Purchases                 --       --        --       --       --       292  (13,225)
Conversion                              737       99      (737)     (99)      --        --       --
Issuances                                --       --        --       --      140      (100)   4,191
Expired Put Option                       --       --        --       --      174        --       --

Balance at 12/31/94                  91,326   12,177    25,075    3,343    1,781       192   (9,034)
Treasury Stock Purchases                 --       --        --       --       --       261  (11,811)
Treasury Stock Retirement              (180)     (24)       --       --       --      (180)   8,218
Conversion                              395       52      (395)     (52)      --        --       --
Issuances                                --       --        --       --     (156)      (54)   2,449
Balance at 12/31/95                  91,541  $12,205    24,680   $3,291   $1,625       219 $(10,178)


       The Company's Management Incentive Plan (MIP) authorizes the granting of up to 5,400,000 shares of the Company's new or reissued Common Stock (including 492,222 shares issued under the predecessor 1984 Stock Award Plan) to key managers in various forms, including stock grants and stock appreciation rights.

       The Management Incentive Plan (MIP) established in 1988 was designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through equity-based incentives. In accordance with the MIP, shares of Company stock or deferral share units are awarded by the Long-Term Stock Grant, Stock Award, and Alternate Investment and Savings Plan programs to key employees. Deferral share units are also awarded to non-employee directors. Neither the cost to provide share and share units nor the number of shares which may be issued is material.

       Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition and is convertible at any time into one share of Common
Stock.

       Additional paid-in capital primarily represents the excess of fair market value of Common Stock issued from treasury on the date the shares of stock were awarded over the average acquisition cost of the shares.

       Treasury Stock is acquired for MIP plans or under a resolution the Board of Directors adopted at its meeting of August 18, 1993 authorizing the Company to purchase from time to time shares of the Company's Common Stock not to exceed $100,000,000 in aggregate price. On August 19, 1992 the Board of Directors adopted a resolution retiring the entire balance of shares of Common Stock held in the corporate treasury at that time and all subsequent acquisitions to the extent not required for issuance under the MIP programs. On December 22, 1995, 180,000 shares of Common Stock were retired.

       Pursuant to an agreement in 1992 with the Offield Family Foundation, the Company purchased shares of Wrigley stock in quarterly increments of 150,000 shares based on the average New York Stock Exchange daily closing price of the Company's Common Stock during each quarter. Purchases during 1993 were 450,000 shares at an average price of $33.50. On June 9, 1994, the Company agreed to an unsolicited offer from the Wrigley Memorial Garden Foundation, to purchase 345,072 shares of Wrigley Common Stock in four quarterly installments. The purchase amount was based on the average New York Stock Exchange daily closing price of the Company's Common Stock during each quarter. Purchases during 1994 and 1995 were 172,536 shares at an average price of $44.19 and 172,536 shares at an average price of $45.34, respectively.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of net deferred tax assets are as follows:

                                                                   1995        1994
                                                                In thousands of dollars
Accrued compensation,
  pension and
  postretirement benefits                                         $15,804      15,399
Depreciation                                                       (7,899)     (7,933)
Unrealized holding gains                                           (6,140)     (4,230)
All other--net                                                      7,631       8,684
Net deferred tax asset                                            $ 9,396      11,920



       Balance sheet classifications of deferred taxes are as follows:

                                                                   1995        1994
                                                                In thousands of dollars
Deferred tax asset--
  current                                                        $  9,591       7,484
Deferred tax asset--
  noncurrent                                                       20,109      20,834
Deferred tax liability--
  current                                                            (768)       (638)
Deferred tax liability--
  noncurrent                                                      (19,536)    (15,760)
Net deferred tax asset                                           $  9,396      11,920


       Applicable U.S. income and foreign withholding taxes have not been provided on $239,025,000 of undistributed earnings of international associated companies at December 31, 1995. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $18,318,000 of deferred income taxes, consisting primarily of foreign withholding taxes, would have been provided. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the U.S.

       Income taxes are based on pre-tax earnings which are distributed geographically as follows:

                                                      1995         1994        1993
                                                          In thousands of dollars
Domestic                                            $172,373      172,194     157,431
Foreign                                              177,858      181,085     121,404
                                                    $350,231      353,279     278,835

       Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 1995, 1994 and 1993 to the reported provision for income taxes is as follows:

                                                      1995         1994        1993
                                                          In thousands of dollars
Provision at statutory rate                         $122,581      123,648      97,592
State taxes--net                                       8,963        8,308       8,101
Foreign tax rates                                      2,695          361         405
Contribution of appreciated securities                    --       (5,020)         --
Other--net                                            (7,747)      (4,551)     (2,154)
                                                    $126,492      122,746     103,944


       The components of the provision for income taxes for 1995, 1994, and 1993 were:

                                                     Current     Deferred     Total
                                                          In thousands of dollars
1995
Federal                                             $ 45,770       (1,333)     44,437
Foreign                                               66,154        2,053      68,207
State                                                 13,848           --      13,848
                                                    $125,772          720     126,492

1994
Federal                                             $ 63,941       (8,171)     55,770
Foreign                                               53,560          277      53,837
State                                                 13,139           --      13,139
                                                    $130,640       (7,894)    122,746
1993
Federal                                             $ 46,874       (3,229)     43,645
Foreign                                               48,098         (605)     47,493

State                                                 12,806           --      12,806
                                                    $107,778       (3,834)    103,944

Retirement Plans

The Company maintains non-contributory defined benefit pension plans covering substantially all of its employees. Retirement benefits are a function of the years of service and the level of compensation, generally for the highest three consecutive salary years occurring within ten years prior to an employee's retirement date, depending on the plan. The Company's policy is to fund within ERISA or other statutory limits to provide for benefits earned to date and expected to be earned in the future. The components of consolidated net pension cost are presented below:

                                          1995                   1994                 1993
                                   Domestic    Foreign   Domestic    Foreign   Domestic   Foreign
                                                        In thousands of dollars
Service Cost--
  Benefits Earned During the Year  $  5,754      3,133      7,467      3,163      7,542      2,806
Interest Cost on Projected
  Benefit Obligation                 14,202      3,809     14,104      3,164     12,898      3,061
Actual Return on Plan Assets        (31,984)    (4,258)       (79)    (3,820)   (14,653)    (3,433)
Net Amortization and Deferral        16,033       (301)   (15,087)      (437)       629       (317)
Other Pension Plans                     433      3,846        500      2,984        173      2,247
Net Pension Cost                   $  4,438      6,229      6,905      5,054      6,589      4,364

Assumptions used to determine net pension cost and the actuarial present value of the projected benefit obligation were as follows:

                                          1995                   1994                 1993
                                   Domestic    Foreign   Domestic    Foreign   Domestic   Foreign
Discount Rates                      7.25%      7.5-9.0%     8.0%     6.5-8.0%     7.0%     7.5-9.0%
Long-Term Rates of Return
  on Assets                          8.5%      7.0-9.0%     8.5%     6.5-8.0%     8.5%     5.0-9.0%
Rates of Increase in
  Compensation Levels               4.75%      5.0-6.0%    4.75%     3.5-7.0%    4.75%     5.0-8.0%


       Domestic plan assets consist primarily of high quality marketable fixed income and equity securities. Foreign plan assets consist primarily of contracts with insurance companies. The defined benefit plans' funded status and the pension liability recorded in the consolidated balance sheet were as follows:


                                                1995                      1994
                                      Domestic      Foreign     Domestic      Foreign
                                                    In thousands of dollars
Plan Assets at Fair Value             $218,472       51,957      188,446       51,367
Actuarial Present Value of
  Benefit Obligation:
  Vested benefits                      160,944       38,261      139,460       34,973
  Nonvested benefits                     5,984          802        4,583        2,732
  Accumulated benefit obligation       166,928       39,063      144,043       37,705
  Projected future salary
    increases                           44,237       10,279       41,011        6,153
  Projected benefit obligation         211,165       49,342      185,054       43,858
Plan Assets in Excess of
  Projected Benefit Obligation           7,307        2,615        3,392        7,509
Less Items Not Yet Recognized
  in Earnings:
  Unrecognized prior service cost         (181)        (435)        (520)        (607)
  Unrecognized net gain (loss)           7,385         (746)       6,285        4,514
  Unrecognized transition asset          2,683        3,703        3,101        4,190
Accrued Pension Liability             $  2,580          (93)       5,474          588


       In addition to the defined benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at selected foreignassociated companies. The plans cover full time employees and provide for contributions of between 3% and 5% of salary. The Company's expense for the defined contribution plans totaled $4,850,000, $4,476,000 and $4,001,000 in
1995, 1994 and 1993, respectively.

Postretirement Benefits

The Company provides limited postretirement healthcare benefits on a contributory basis and life insurance benefits in the U.S. and at certain international associated companies. The cost of postretirement benefits is provided for during the employee's active working career.

       A reconciliation of the plans' funded status to the amounts reported in the financial statements follows:

                                                                  1995         1994
                                                                   In thousands of
                                                                       dollars
Accumulated
  Postretirement
  Benefit Obligation:
    Retirees                                                     $ 5,500        5,500
    Active employees                                              17,700       14,500
       Total                                                      23,200       20,000
Plan Assets                                                        6,200        2,400
Accumulated
  Postretirement
  Benefit Obligation
  in Excess of Plan Assets                                        17,000       17,600
Unrecognized
  Actuarial Gain (Loss)                                             (900)       2,400
Accrued
  Postretirement Liability                                       $16,100       20,000


       The components of the net periodic post retirement benefit cost are as follows:

                                                      1995         1994          1993
                                                          In thousands of dollars
Service Cost                                         $  800          900        1,000
Interest Cost                                         1,600        1,500        1,500
Return on Plan Assets                                  (300)        (200)        (200)
Net Periodic Expense                                 $2,100        2,200        2,300

       Actuarial assumptions used to measure the postretirement benefit cost are as follows:

                                                      1995         1994          1993
                                                          In thousands of dollars
Discount Rate                                         7.25%         8.0%        7.25%
Healthcare
  Trend to 2002 (in 1995)                        9.375-5.0%    10.0-5.0%    12.9-5.0%
Return on Plan Assets                                  5.5%         5.5%         5.5%

       Effects of increasing the healthcare trend rates by one percentage point in each year are summarized below:

                                                       1995         1994         1993
                                                              In thousands of dollars
Increase Accumulated
  Postretirement
  Benefit
  Obligation by                                      $2,300        1,900        4,500
Increase
  Postretirement
  Benefit Cost by                                       300          300          800


Operations by Geographic Areas

Information concerning the Company's operations in different geographic areas at December 31, 1995, 1994 and 1993, and for the years then ended is presented below.

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

                                                       1995         1994         1993
                                                              In thousands of dollars
Revenues:
  North America (principally U.S.)               $  922,185      938,0341     883,658
  Europe                                            703,349      573,153      456,536
  Asia, Pacific & Other                             189,619      199,6382     140,050
  Adjustments and eliminations                      (45,411)     (49,575)     (39,802)
       Total revenues                            $1,769,742    1,661,250    1,440,442
Operating Profit:
  North America (principally U.S.)               $  177,563      176,794      163,174
  Europe                                            141,737      107,390       92,712
  Asia, Pacific & Other                              33,975       70,3902      24,353
  Adjustments and eliminations                         (300)       1,020        1,160
                                                    352,975      355,594      281,399
Interest and General Corporate Expenses              (2,744)      (2,315)      (2,564)
  Earnings before income taxes                   $  350,231      353,279      278,835
Identifiable Assets Used in Operations:
  North America (principally U.S.)               $  593,387      574,125      501,527
  Europe                                            353,227      264,136      185,242
  Asia, Pacific & Other                             126,931      121,339       92,473
  Adjustments and eliminations                        5,847        4,547        4,665
                                                  1,079,392      964,147      783,907
Corporate Assets                                     19,827       14,687       31,417
       Total assets                              $1,099,219      978,834      815,324


1      Includes nonrecurring gain of $14,342 on marketable equity securities contributed to the Company's charitable foundation.

2      Includes nonrecurring gain of $38,102 on sale of Singapore property.


Management's Report on Responsibility
for Financial Reporting


Management of the Wm. Wrigley Jr. Company is responsible for the preparation and integrity of the financial statements and related information presented in this Annual Report. This responsibility is carried out through a system of internal controls to insure that assets are safeguarded, transactions are properly authorized and financial records are accurate.

These controls include a comprehensive internal audit program, written financial policies and procedures, appropriate divisions of responsibility, and careful selection and training of personnel. Written policies include a code of conduct prescribing that all employees maintain the highest ethical and business standards.

Ernst & Young LLP have conducted an independent audit of the financial statements, and their report appears on the facing page.

The Board of Directors exercises its control responsibility through an Audit Committee composed entirely of outside directors. The Audit Committee meets regularly to review accounting and control matters. Both Ernst & Young LLP and the internal auditors have direct access to the Audit Committee and periodically meet privately with them.


Wm. Wrigley Jr. Company


Chicago, Illinois
January 30, 1996

Report of Independent Auditors

To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company

We have audited the accompanying consolidated balance sheet of Wm. Wrigley Jr. Company and associated companies at December 31, 1995 and 1994, and the related consolidated statements of earnings and retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wm. Wrigley Jr. Company and associated companies at December 31, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


Ernst & Young LLP

Chicago, Illinois
January 30, 1996


Selected Financial Data

Wm. Wrigley Jr. Company and Associated Companies

                                       1995         1994         1993         1992
Operating Data
Net Sales                           $1,754,931    1,596,551    1,428,504    1,286,921
Cost of Sales                          778,019      697,442      617,156      572,468
Income Taxes                           126,492      122,746      103,944       83,730
Earnings before nonrecurring
  gain on sale of Singapore
  property in 1994 and
  cumulative effect of
  accounting changes in 1992           223,739      205,767      174,891      148,573
  --Per Share of Common Stock             1.93         1.77         1.50         1.27
Net Earnings                           223,739      230,533      174,891      141,295
  --Per Share of Common Stock             1.93         1.98         1.50         1.21
Dividends Paid                         111,401      104,694       87,344       72,511
  --Per Share of Common Stock              .96          .90          .75          .62
  --As a Percent of Net Earnings            50%          45%          50%          51%
Dividends Declared
  Per Share of Common Stock                .99          .94         .75           .63
Average Shares Outstanding             116,066      116,358      116,511      117,055
Other Financial Data
Total Property, Plant and
  Equipment (Net)                   $  347,491      289,420      239,868      222,137
Total Assets                         1,099,219      978,834      815,324      711,372
Working Capital                        458,683      413,414      343,132      299,149
Stockholders' Equity                   796,852      688,470      575,182      498,935
Return on Average Equity                  30.1%        36.5%        32.6%        29.4%
Stockholders at Close of Year           28,959       24,078       18,567       14,546
Employees at Close of Year               7,300        7,000        6,700        6,400
Market Price of Stock--High             54.000       53.875       46.125       39.875
                     --Low              42.875       38.125       29.500       22.125



                                  In thousands of dollars and shares except for per share amounts
      1991         1990        1989        1988        1987        1986        1985

    1,148,875    1,110,639     992,853     891,392     781,059     698,982     620,267
      507,795      508,957     451,773     392,460     338,081     318,280     295,430
       79,362       70,897      64,277      53,491      52,863      49,840      36,963

      128,652      117,362     106,149      87,236      70,145      53,818      43,498
         1.09         1.00         .90         .73         .56         .42         .34

      128,652      117,362     106,149      87,236      70,145      53,818      43,498
         1.09         1.00         .90         .73         .56         .42         .34
       64,609       58,060      53,506      43,591      35,080      27,056      21,819
          .55          .49         .45         .36         .28         .21         .17
           50%          49%         50%         50%         50%         50%         50%
          .55          .51         .47         .37         .29         .22         .17
      117,517      117,743     118,035     120,308     125,006     126,817     126,697

      201,386      188,959     171,951     155,260     151,425     134,383     129,194
      625,074      563,665     498,624     440,400     407,350     394,352     351,512
      276,047      229,735     186,588     165,430     149,154     168,754     131,839
      463,399      401,386     342,994     308,538     288,965     292,962     258,809
         29.8%        31.5%       32.6%       29.2%       24.1%       19.5%       17.8%
       11,086       10,497      10,218       9,440       9,351       8,956       8,344
        6,250        5,850       5,750       5,500       5,500       5,500       5,600
       27.000       19.750      17.917      13.750      11.833       8.667       5.271
       16.375       14.583      11.833      10.667       6.500       4.583       3.188



Quarterly Data
Wm. Wrigley Jr. Company and Associated Companies

Consolidated Results

                                                      Cost            Net Earnings
                                          Net          of                        Per
                                         Sales        Sales        Amount       Share
                                                In thousands of dollars except
                                                     for per share amounts
1995
  First Quarter                       $  410,159      181,761       55,276        .48
  Second Quarter                         470,648      208,076       63,896        .55
  Third Quarter                          431,479      189,939       58,288        .50
  Fourth Quarter                         442,645      198,243       46,279        .40
       Total                          $1,754,931      778,019      223,739       1.93
1994
  First Quarter                       $  378,557      162,936       75,942        .65
  Second Quarter                         423,048      185,761       58,347        .50
  Third Quarter                          404,087      172,838       61,621        .53
  Fourth Quarter                         390,859      175,907       34,623        .30
       Total                          $1,596,551      697,442      230,533       1.98


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

                                           1995                        1994
                                    High           Low          High           Low
First Quarter                      $49 1/4        43 1/2        53 7/8        43 1/4
Second Quarter                      47 3/8        42 7/8        52 1/4        46 7/8
Third Quarter                       51 1/4        43 1/2        48 1/2        38 1/8
Fourth Quarter                      54            46 3/8        49 5/8        39 1/2

Dividends


The following table indicates the breakdown of dividends declared per share of Common Stock and Class B Common Stock for the two most recent years.

                                1995                                1994
                   Regular      Extra       Total      Regular      Extra       Total
First Quarter       $.14                     .14         .12                     .12
Second Quarter       .14                     .14         .12                     .12
Third Quarter        .17                     .17         .12                     .12
Fourth Quarter       .17         .37         .54         .14         .44         .58
       Total        $.62         .37         .99         .50         .44         .94


Management's Discussion and Analysis of Results of
Operations and Financial Condition


Results of Operations

Net Sales

Consolidated net sales for 1995 increased $158,380,000 or 10% from 1994's level which was up $168,047,000 or 12% from 1993. Net sales for both 1995 and 1994 were favorably affected by higher unit volume, selected selling price increases, and translation of foreign currency sales to U.S. dollars at higher average foreign currency rates. Worldwide unit sales of chewing gum increased 2% in 1995 from 1994 which were up 9% from 1993. Selected selling price changes increased net sales about 3% in 1995 and 2% in 1994.

       In North America, U.S. unit volume of Wrigley brands was less than 1% above 1994 which was up 3% from 1993. Increased shipments of Winterfresh@, a sugar product introduced in 1994, tended to offset volume declines from other brands in the U.S. in 1995. Winterfresh accounted for most of the U.S. gain in 1994. Decreased sales to Mexico lowered North American unit volume in 1995 by 2% following higher shipments in 1994 which increased the region's volume by 2% from 1993. At Amurol Confections Company, 1995 unit shipments decreased 6% from 1994 which were up 2% from 1993.

       Overseas, unit volume increased 8% in 1995 from 1994 which increased 15% from 1993. Customer shipments to emerging markets in China, Vietnam and Central Europe led to most of the gain in 1995. Shipments in Eastern and Central Europe, the U.K. and Germany accounted for over two-thirds of the overseas gains in 1994. Asia/Pacific 1994 unit volume gains were relatively small as a decline in the Philippines following a selling price increase tended to offset the volume increases in China and other markets.

Investment and Other Income

In 1995, consolidated investment and other income decreased by $11,786,000 or 44% mainly due to the 1994 one-time gain on marketable equity securities noted below. Higher invested balances and yields in 1995 partially offset the one-time decrease from 1994.

       Investment and other income increased in 1994 from 1993 by $14,659,000 or 123% due to recognition of $14,342,000 market appreciation of the marketable equity securities contributed to the Company's charitable foundation. This 1994 gain was offset by contribution expense classified in Selling, Distribution and General Administrative Expenses. The contribution was made in anticipation of a change in the income tax deductibility of such contributions after 1994.

Cost of Sales and Gross Profit

Consolidated cost of sales increased $80,577,000 or nearly 12% in 1995 from 1994 mainly due to higher product costs, foreign currency translation at higher exchange rates and increased international volume.

       In 1994, cost of sales increased $80,286,000 or 13% from 1993. Most of this increase was from the higher worldwide shipments and increased costs including import duties in Central and Eastern Europe. Translation of foreign currency costs at higher average exchange rates also added to the increase from 1993.

       Consolidated gross profit in 1995 was $976,912,000, an increase of $77,803,000 or nearly 9% from 1994 which had increased $87,761,000 or 11% from 1993. The consolidated gross profit margin on net sales was 55.7% for 1995, 56.3% for 1994 and 56.8% for 1993.
Generally higher product costs led to the somewhat lower margin in 1995 while sales growth in markets with lower margins led to the slightly lower consolidated margin in 1994 from 1993.

Selling, Distribution and
General Administrative
Expenses

Consolidated selling, distribution and general administrative expenses increased $30,498,000 or 5% in 1995 from 1994 which were up $66,095,000 or nearly 12% from 1993. The increase in 1994 includes the Company's contribution of appreciated marketable equity securities to its charitable foundation previously discussed in Investment and Other Income. Excluding the nonrecurring amount of the 1994 contribution would result in an increase of $44,498,000 or 7% in 1995 from 1994 and $52,095,000 or nearly 10% in 1994 from
1993. Worldwide selling and marketing expenditures were a major factor in those increases each year.

       As a percentage of consolidated net sales, these expenses have been as follows:

                                                        1995        1994        1993
Selling and Marketing                                   26.0%       26.1%       25.9%
Distribution and
  General Administrative                                10.4%       12.0%       12.1%
                                                        36.4%       38.1%       38.0%

Income Taxes

The effective consolidated income tax rate was 36.1% in 1995, 34.7% in 1994 and 37.3% in 1993. The lower effective rate in 1994 is mainly from the tax benefit of the contribution of appreciated securities to the Company's foundation noted above. Excluding the effect of this transaction, the 1994 effective tax rate would have been about 36.2%.

       Income taxes in 1995 increased by $3,746,000 or 3% from 1994 which increased $18,802,000 or 18% from the prior year.

Net Earnings

Consolidated net earnings in 1995 decreased by $6,794,000 and $.05 per share or 3% from 1994. However, 1994 net earnings of $230,533,000 and $1.98 per share included the gain from the nonrecurring sale of real estate holdings in Singapore which added $24,765,000 after taxes or $.21 per share to that year's reported results. Excluding the nonrecurring Singapore gain in 1994, 1995 net earnings increased $17,971,000 and $.16 per share or 9%.

       Net earnings in 1994 increased by $55,642,000 and $.48 per share or 32% from 1993. Excluding the nonrecurring gain from Singapore properties, 1994 net earnings increased by $30,877,000 and $.27 per share or 18%.

Liquidity and Capital Resources
Common Stock Purchases

The Company paid $11,811,000 in 1995, $13,225,000 in 1994 and
$15,077,000 in 1993 from internal cash to acquire 261,000, 292,000 and 450,000 shares of its Common Stock, respectively. The Company remained in a strong financial position after these disbursements. Further purchases of Common Stock in 1996 are also likely to be from internally generated funds.

Current Ratio

The Company has maintained a strong financial position with a current ratio (current assets divided by current liabilities) of approximately 3 to 1 for the periods under discussion (1993-1995).

Additions to Property,
Plant and Equipment

Capital expenditures for 1995 increased from 1994 by $15,746,000 or 18%, and 1994 capital expenditures increased from 1993 by $23,918,000 or 38%. All of the capital expenditures for 1995 and 1994 were funded from the Company's operations and internal sources including the proceeds from the sale of real estate holdings in Singapore during 1994. Additions to property, plant and equipment in 1996 are expected to be above 1995 expenditures and are also expected to be funded from internal sources.

                                   Nonfinancial Information

  Wm. Wrigley Jr. Company

William Wrigley
Director of the Company since 1960
Joined the Wm.  Wrigley Jr.  Company in 1956
President & Chief Executive Officer since 1961
Director, Texaco Inc., since 1974
Director, American Home Products Corporation, since 1981
Director, Grocery Manufacturers of America, since 1983

    Committees of
The Board of Directors

       Audit

Charles F. Allison III
Chairman
Gary E. Gardner
Penny Pritzker
Richard K. Smucker

       Compensation

Robert P. Billingsley
Chairman
Charles F. Allison III
Lee Phillip Bell

       Nominating

Lee Phillip Bell
Chairman
Robert P. Billingsley
Richard K. Smucker

Charles F. Allison III
Director of the Company since 1980
Joined Booz, Allen & Hamilton in 1958
Senior Vice President since 1977
Chairman, Operating Council (1989-92)

Robert P. Billingsley
Director of the Company since 1977
Executive Vice President, WLD Enterprises (1987-94)
Vice President, Northern Trust Bank of Florida (1981-86)
Vice President, Northern Trust Company (1966-81)

Penny Pritzker
Director of the Company since 1994
President, Classic Residence by Hyatt since 1987
Partner, Pritzker & Pritzker, since 1985
President, Penguin Group L.P., since 1989
Director, Coast-to-Coast Financial Corporation, since 1990
Chairman of the Board, Superior Savings Bank (1991-94)

    Board of Directors


Douglas S. Barrie
Joined the Wm.  Wrigley Jr.  Company in 1983
Group Vice President - International since 1984
Employed by Procter & Gamble (1955-83)
(elected January 30, 1996)

R. Darrell Ewers
Director of the Company since 1984
Joined the Wm.  Wrigley Jr.  Company in 1979
Executive Vice President (1984-95)
Employed by Procter & Gamble (1955-79)
Director, Wallace Computer Service (1993-95)
(retiring March 6, 1996)

Richard K. Smucker
Director of the Company since 1988
Joined The J. M. Smucker Company in 1972
President and Director since 1987 and 1975 respectively
Executive Vice President and Chief Administrative Officer (1981-86) Vice President, Finance and Administration (1978-81)
Director, Sherwin-Williams Company, since 1991

Lee Phillip Bell
Director of the Company since 1981
President & Director, Bell Phillip Television Productions, since 1980
Co-Producer, The Bold and the Beautiful
Partner, Bell Dramatic Serials

Gary E. Gardner
Director of the Company since 1994
Joined Soft Sheen Products, Inc. in 1970
President & Director, Soft Sheen Products, Inc. since 1983
Vice President of Operations (1977-83)
Director, American Health and Beauty Aids, since 1987
Director, First Brands, since 1994

William Wrigley, Jr.
Director of the Company since 1988
Joined the Wm.  Wrigley Jr.  Company in 1985
Vice President since 1991
Assistant to the President (1985-1992)
Director, The J. M. Smucker Company, since 1991

  Elected Officers--1995

William Wrigley
President & Chief Executive Officer

R. Darrell Ewers
Executive Vice President
(retired August 31, 1995)

Douglas S. Barrie
Group Vice President--International

Ronald O. Cox
Group Vice President--Marketing

John F. Bard
Senior Vice President

Martin J. Geraghty
Senior Vice President--Manufacturing

William Wrigley, Jr.
Vice President

Donald E. Balster
Vice President--Production

Gary R. Bebee
Vice President--Customer Marketing

David E. Boxell
Vice President--Personnel

J. E. Dy-Liacco
Vice President--International

Susan S. Fox
Vice President--Consumer Marketing

Philip G. Hamilton
Vice President--International

H. J. Kim
Vice President--Engineering

Jon Orving
Vice President--International

Dushan Petrovich
Vice President--Treasurer

Stefan Pfander
Vice President--International

Wm. M. Piet
Vice President--Corporate Affairs,
  Secretary and Assistant to the President

John A. Schafer
Vice President--Purchasing

Philip G. Schnell
Vice President--Research & Development

Christafor E. Sundstrom
Vice President--Corporate Development

Philip C. Johnson
Senior Director--Benefits and Compensation

Dennis R. Mally
Senior Director--Information Services

John H. Sutton
General Manager--Converting Division

Dennis J. Yarbrough
Corporate Controller

     Corporate Facilities and Associated Companies--1995


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

Wrigley Bulgaria EOOD
Sofia, Bulgaria

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

Wrigley S.A.*
Biesheim, France

Wrigley G.m.b.H.
Munich, Germany

Wrigley N.V.
Amsterdam, Holland

The Wrigley Company (H.K.) Limited
Hong Kong, B.C.C.

Wrigley Hungaria, Kft.
Budapest, Hungary

Wrigley India Private Limited*
Bangalore, Karnataka, India

Wrigley & Company, Ltd., Japan
Tokyo, Japan

The Wrigley Company (East Africa) Limited*
Nairobi, Kenya

The Wrigley Company (Malaysia) Sdn.  Bhd.
Kuala Lumpur, Malaysia

The Wrigley Company (N.Z.) Limited
Auckland, New Zealand

Wrigley Scandinavia AS
Oslo, Norway

The Wrigley Company (P.N.G).  Pty.  Ltd.
Port Moresby, Papua, New Guinea

Wrigley Philippines, Inc.*
Pasig, Metro Manila, Philippines

Wrigley Poland Sp zo.o*
Poznan, Poland

Wrigley Romania Produse Zaharoase SRL
Bucharest, Romania

Wrigley T.O.O.
Moscow, Russia

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

Dividends

Regular quarterly dividends are paid in advance on the first business day of February, May, August, and November with the record date for each payment falling on or about the 15th of the prior month. The Company also has a long history of paying "extra" dividends. In recent years, a single "extra" dividend has been paid in December.


Dividend Reinvestment Plan

The Dividend Reinvestment Plan (DRP) is open to all stockholders of record. The Plan is administered by First Chicago Trust Company of New York and uses cash dividends on both Common Stock and Class B Common Stock, along with voluntary cash contributions, to purchase additional shares of Common Stock. Cash contributions can be made monthly for a minimum of $50 and a maximum of $5,000. The Company pays all brokerage and administrative costs associated with the DRP.

       All shares purchased through the Plan are retained in a DRP account, so there are no certificates that could be lost, misplaced, or stolen. Additionally, once a DRP account is established, a participant can deposit any Wrigley stock certificates held outside the Plan into the account for safekeeping.

       Just over 17,500 or 60.6% of the Company's stockholders of record currently participate in the DRP. A brochure fully describing the Plan and its enrollment procedure is available upon request.

Direct Dividend Deposit Service

The Direct Dividend Deposit Service allows stockholders to receive cash dividends through electronic deposits into their checking or savings account.

Stock Certificates

For security and tax purposes, stockholders should keep a record of all of their stock certificates. The record should be kept in a separate place from the certificates themselves and should contain the following information for each certificate: exact registration, number of shares, certificate number, date of certificate, and the original cost of the shares.

       If a stock certificate is lost or stolen, notification should be sent to the Company immediately. The transfer agent has two requirements to be met before a new certificate will be issued--a completed affidavit and payment for an indemnity bond based on the current market value of the lost or stolen stock. The replacement of a certificate will take about a week to ten days. Even if a certificate is lost or stolen, the stockholder will continue to receive dividends on those shares while the new certificate is being issued.

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

Company Publications

The Company's 1995 annual report to the Securities and Exchange
Commission on Form 10-K is expected to be available on or about
April 4, 1996.


       The Wrigley Way: Continuing Our Legacy Of Social
Responsibility is a currently available document covering the Wrigley Company's role as a corporate citizen and emphasizing the importance it places on employee and community relations.

       A copy of either publication will be provided without charge to any stockholder of record submitting a request. Such requests should be addressed to Corporate
Communications at the main office of the Company.

Transfer Agent and Registrar

The First Chicago Trust Company of New York
P. O. Box 2500
Jersey City, New Jersey 07303-2500
1-800-446-2617