Form 10-K, Exhibit 13
period 1996-12-31
WRIGLEY WILLIAM JR CO
filed 1997-03-27
CIK 108601


CONSOLIDATED STATEMENT OF EARNINGS
WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES


               YEAR ENDED DECEMBER 31                          1996            1995            1994

                                                  In thousands of dollars except for per share amounts
EARNINGS
Revenues:
     Net sales                                              $1,835,987       1,754,931       1,596,551
     Investment and other income                                14,614          14,811          26,597
     Nonrecurring gain on sale of Singapore property            --              --              38,102
                                                            ----------       ---------       ---------
          Total revenues                                     1,850,601       1,769,742       1,661,250
                                                            ----------       ---------       ---------
Costs and expenses:
     Cost of sales                                             814,483         778,019         697,442
     Factory closure and related costs                          19,436          --              --
     Selling, distribution and general administrative          656,473         639,537         609,039
     Interest                                                    1,097           1,955           1,490
                                                            ----------       ---------       ---------
          Total costs and expenses                           1,491,489       1,419,511       1,307,971
                                                            ----------       ---------       ---------
Earnings before income taxes                                   359,112         350,231         353,279
Income taxes                                                   128,840         126,492         122,746
                                                            ----------       ---------       ---------
Net earnings                                                $  230,272         223,739         230,533
                                                            ==========       =========       =========
PER SHARE AMOUNTS
Net earnings per average share of common stock              $     1.99            1.93            1.98
                                                            ==========       =========       =========
Dividends paid per share of common stock                    $     1.02             .96             .90
                                                            ==========       =========       =========


See accompanying accounting policies and notes.


CONSOLIDATED BALANCE SHEET
WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES


                     AS OF DECEMBER 31                                1996            1995

                                   In thousands of dollars
ASSETS
Current assets:
     Cash and cash equivalents                                     $  181,233         125,725
     Short-term investments, at amortized cost                        119,330         105,947
     Accounts receivable
       (less allowance for doubtful accounts:
          1996--$8,538; 1995--$9,060)                                 165,051         170,803
     Inventories--
          Finished goods                                               52,859          54,231
          Raw materials and supplies                                  180,338         181,116
                                                                   ----------       ---------
                                                                      233,197         235,347
     Other current assets                                              19,674          24,683
     Deferred income taxes--current                                    10,939           9,591
                                                                   ----------       ---------
            Total current assets                                      729,424         672,096
Marketable equity securities, at fair value                            18,525          19,827
Deferred charges and other assets                                      69,461          39,696
Deferred income taxes--noncurrent                                      27,984          20,109
Property, plant and equipment, at cost:
     Land                                                              25,921          24,478
     Buildings and building equipment                                 251,687         230,065
     Machinery and equipment                                          530,438         475,955
                                                                   ----------       ---------
                                                                      808,046         730,498
     Less accumulated depreciation                                    419,897         383,007
                                                                   ----------       ---------
                                                                      388,149         347,491
                                                                   ----------       ---------
Total assets                                                       $1,233,543       1,099,219
                                                                   ==========       =========



                     AS OF DECEMBER 31                           1996           1995

                          In thousands of dollars and shares
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                         $   75,431         75,815
     Accrued expenses                                             66,434         67,958
     Dividends payable                                            19,715         19,720
     Income and other taxes payable                               55,756         49,152
     Deferred income taxes--current                                  816            768
                                                              ----------      ---------
               Total current liabilities                         218,152        213,413
Deferred income taxes--noncurrent                                 24,390         19,536
Other noncurrent liabilities                                      93,570         69,418
Stockholders' equity:
     Preferred stock--no par value
          Authorized: 20,000 shares
          Issued: None
     Common stock--no par value
       Common stock
          Authorized: 400,000 shares
          Issued: 1996--92,066 shares; 1995--91,541 shares        12,275         12,205
       Class B common stock--convertible
          Authorized: 80,000 shares
          Issued and outstanding:
            1996--24,155 shares; 1995--24,680 shares               3,221          3,291
     Additional paid-in capital                                      238          1,625
     Retained earnings                                           898,512        786,543
     Foreign currency translation adjustment                     (14,716)        (8,038)
     Unrealized holding gains on marketable equity
      securities                                                  10,812         11,404
     Common stock in treasury, at cost
       (1996--251 shares; 1995--219 shares)                      (12,911)       (10,178)
                                                              ----------      ---------
               Total stockholders' equity                        897,431        796,852
                                                              ----------      ---------
Total liabilities and stockholders' equity                    $1,233,543      1,099,219
                                                              ==========      =========

See accompanying accounting policies and notes.


CONSOLIDATED STATEMENT OF CASH FLOWS
WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES


                YEAR ENDED DECEMBER 31                          1996            1995           1994

                                                                      In thousands of dollars
CASH FLOWS--OPERATING ACTIVITIES
     Net earnings
                                                              $ 230,272        223,739        230,533
     Adjustments to reconcile net earnings to net cash
       flows from operating activities:
          Depreciation
                                                                 47,288         43,773         41,057
          Gain on sales of property, plant and
            equipment
                                                                 (1,771)        (1,090)       (38,762)
          (Increase) decrease in:
               Accounts receivable
                                                                  2,154        (28,619)       (13,608)
               Inventories
                                                                    973        (11,422)       (38,086)
               Other current assets
                                                                  3,777          2,164        (13,578)
               Other assets and deferred charges
                                                                (24,075)        (6,297)           461
          Increase (decrease) in:
               Accounts payable
                                                                    474          6,427          3,086
               Accrued expenses
                                                                      3         (3,657)          (525)
               Income and other taxes payable
                                                                  6,095         (6,889)        35,774
               Deferred income taxes
                                                                 (4,496)           720         (7,894)
               Other noncurrent liabilities
                                                                 25,149          3,702          5,078
                                                              ---------       --------       --------
     Net cash flows--operating activities                       285,843        222,551        203,536
                                                              ---------       --------       --------
CASH FLOWS--INVESTING ACTIVITIES
     Additions to property, plant and equipment                (101,977)      (102,759)       (87,013)
     Proceeds from property retirements                          10,785          3,690         40,855
     Purchases of short-term investments                       (576,995)      (281,065)      (232,591)
     Maturities of short-term investments                       559,603        277,913        234,092
                                                              ---------       --------       --------
     Net cash flows--investing activities                      (108,584)      (102,221)       (44,657)
                                                              ---------       --------       --------
CASH FLOWS--FINANCING ACTIVITIES
     Dividends paid                                            (118,308)      (111,401)      (104,694)
     Common stock purchased                                      (6,779)       (11,811)       (13,225)
                                                              ---------       --------       --------
     Net cash flows--financing activities                      (125,087)      (123,212)      (117,919)
Effect of exchange rate changes on cash
  and cash equivalents                                            3,336          1,038            319
                                                              ---------       --------       --------
Net increase (decrease) in cash and cash equivalents             55,508         (1,844)        41,279
Cash and cash equivalents at beginning of year                  125,725        127,569         86,290
                                                              ---------       --------       --------
Cash and cash equivalents at end of year                      $ 181,233        125,725        127,569
                                                              =========       ========       ========
SUPPLEMENTAL CASH FLOW INFORMATION
     Income taxes paid                                        $ 130,499        133,494         94,576
                                                              =========       ========       ========
     Interest paid                                            $     631          1,957          1,508
                                                              =========       ========       ========
     Interest and dividends received                          $  14,477         14,639         12,135
                                                              =========       ========       ========

See accompanying accounting policies and notes.


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES


                   AS OF DECEMBER 31                            1996            1995           1994

                                                                      In thousands of dollars
COMMON STOCK
At beginning of year                                          $  12,205         12,177         12,078
Conversion of Class B shares                                         70             52             99
Retirement                                                       --                (24)         --
                                                              ---------       --------       --------
At end of year                                                   12,275         12,205         12,177
                                                              ---------       --------       --------
CLASS B COMMON STOCK
At beginning of year                                              3,291          3,343          3,442
Conversion to Common Stock                                          (70)           (52)           (99)
                                                              ---------       --------       --------
At end of year                                                    3,221          3,291          3,343
                                                              ---------       --------       --------
ADDITIONAL PAID-IN CAPITAL
At beginning of year                                              1,625          1,781          1,467
Options exercised and stock awards granted                       (1,387)          (156)           140
Expired put option                                               --              --               174
                                                              ---------       --------       --------
At end of year                                                      238          1,625          1,781
                                                              ---------       --------       --------
RETAINED EARNINGS
At beginning of year                                            786,543        685,850        564,640
Net earnings                                                    230,272        223,739        230,533
Dividends declared                                             (118,303)      (114,852)      (109,323)
Treasury stock retirement                                        --             (8,194)         --
                                                              ---------       --------       --------
At end of year                                                  898,512        786,543        685,850
                                                              ---------       --------       --------
TREASURY STOCK
At beginning of year                                            (10,178)        (9,034)         --
Purchases                                                        (6,779)       (11,811)       (13,225)
Options exercised and stock awards granted                        4,046          2,449          4,191
Retirement                                                       --              8,218          --
                                                              ---------       --------       --------
At end of year                                                  (12,911)       (10,178)        (9,034)
                                                              ---------       --------       --------
FOREIGN CURRENCY TRANSLATION
At beginning of year                                             (8,038)       (13,502)       (24,757)
Translation adjustment                                           (6,678)         5,464         11,255
                                                              ---------       --------       --------
At end of year                                                  (14,716)        (8,038)       (13,502)
                                                              ---------       --------       --------
UNREALIZED HOLDING GAIN
At beginning of year                                             11,404          7,855         18,312
Marketable equity securities adjustment                            (592)         3,549        (10,457)
                                                              ---------       --------       --------
At end of year                                                   10,812         11,404          7,855
                                                              ---------       --------       --------
Total stockholders' equity                                    $ 897,431        796,852        688,470
                                                              =========       ========       ========

See accompanying accounting policies and notes.

ACCOUNTING POLICIES AND NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS
WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES


CONSOLIDATION AND
DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of the Wm. Wrigley Jr. Company and its associated companies (the Company). The Company's principal business is manufacturing and selling chewing gum. All other businesses constitute less than 10% of combined revenues, operating profit and identifiable assets. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues and expenses. Actual results may vary from those estimates. Certain amounts reported in 1995 have been reclassified to conform to the 1996 presentation.

FACTORY CLOSURE

In April, 1996 the Company announced it intended to close its Santa Cruz, California factory and transfer, retire or terminate the 311 employees at that factory by the second quarter of 1997 as part of a plan to realign U.S. production capacity. In 1996, the Company provided $17,000,000 for related closure costs covering employee severance and costs to maintain and sell the property and incurred an additional $2,436,000 in relocation, training and other transition costs related to this plan. Net earnings per share have been reduced by $.11 per share as a result of these charges in 1996. In addition to the $2,436,000 of relocation and training and transition related costs incurred to date, the Company expects to incur another $2,100,000 in such costs during 1997.

At December 31, 1996 a total of 109 employees has been transferred, retired or terminated and $700,000 in severance costs for the terminated employees has been incurred and charged to the factory closure reserve.

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

ADVERTISING

The Company expenses all advertising costs in the year incurred. Advertising expense was $247,571,000 in 1996, $240,925,000 in 1995 and $225,291,000 in 1994.

INVESTMENTS IN
DEBT & EQUITY SECURITIES

The Company adheres to Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Its investments in debt securities, which typically mature in one year or less, are held to maturity and valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 1996 and December 31, 1995 were, respectively, $90,323,000 and $82,740,000 for municipal securities, and $29,007,000 and $23,207,000 for other debt securities.

The Company's investments in marketable equity securities are held for an indefinite period. Application of SFAS No. 115 resulted in unrealized holding gains of $16,634,000 at December 31, 1996 and $17,544,000 at December 31, 1995. The unrealized holding gains, net of the related tax effect, added $10,812,000 and $11,404,000 to Stockholders' equity at December 31, 1996 and 1995, respectively.

A contribution of marketable equity securities having a fair value of $14,966,000 and an original cost of $624,000 was made to the Company's charitable foundation in 1994.

INVENTORIES

Inventories at December 31, 1996 and 1995 included $101,523,000 and $108,354,000, respectively, valued at cost on a last-in, first-out (LIFO) basis. If current costs had been used, such inventories would have been $44,268,000 and $46,483,000 higher than reported at December 31, 1996 and 1995, respectively. The non-LIFO inventories are valued at the lower of cost (principally first-in, first-out basis) or market.

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

                          1996       1995       1994
                         -----------------------------
                            In thousands of dollars
STRAIGHT-LINE            $30,489     25,804     17,531
ACCELERATED               16,799     17,969     23,526

OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities at December 31, 1996 included liabilities for approximately $26,938,000 of deferred compensation and $16,200,000 for postretirement benefit plans.
At December 31, 1995, they included liabilities for approximately $19,900,000 of deferred com-pensation and $16,100,000 for postretirement benefits.

FOREIGN CURRENCY TRANSLATION AND EXCHANGE CONTRACTS

The Company has determined that the functional currency for each associated company except for selected Eastern European entities is its local currency. Some Eastern European entities are considered to be highly inflationary and their functional currencies are remeasured to U.S. dollars.

Certain foreign associated companies enter into fixed rate currency exchange contracts as non-speculative hedges against future material purchase commitments among associated companies. In addition, the Parent Company enters into such contracts from time to time as non-speculative hedges regarding known future commitments with associated companies. Market value gains and losses, recognized at expiration of the contracts, offset foreign exchange gains or losses on the related transactions being hedged. At December 31, 1996, foreign exchange rate contracts for a number of currencies, primarily French francs, German marks, and U.S. dollars, maturing at various dates through December 31, 1997 aggregated $239,645,000. Open foreign exchange contracts at December 31, 1995 aggregated $142,003,000. Unrealized gains or losses on these contracts were not significant as of either December 31, 1996 or 1995.

ACCRUED EXPENSES

Accrued expenses at December 31, 1996 and 1995 included
$25,972,000 and $23,617,000 of payroll expenses, respectively.

COMMON STOCK

The Company's Management Incentive Plan (MIP) authorizes the granting of up to 5,400,000 shares of the Company's new or reissued Common Stock (including 492,222 shares issued under the predecessor 1984 Stock Award Plan) to key managers in various forms, including stock grants and stock appreciation rights.

The MIP established in 1988 was designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through equity-based incentives. In accordance with the MIP, shares of Wrigley stock or deferral share units are awarded by the Long-Term Stock Grant, Stock Award, and Alternate Investment and Savings Plan programs to key employees. Deferral share units are also awarded to non-employee directors. Neither the cost to provide share and share units nor the number of shares which may be issued is material.

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

On June 9, 1994, the Company agreed to an unsolicited offer from the Wrigley Memorial Garden Foundation to purchase 345,072 shares of Wrigley Common Stock in four quarterly installments. The purchase amount was based on the average New York Stock Exchange daily closing price of the Company's Common Stock during each quarter. Purchases during 1994 and 1995 were 172,536 shares at an average price of $44.19 and 172,536 shares at an average price of $45.34, respectively.

Following is a summary of activity in the share balances of Common Stock, Class B Common Stock and Treasury Stock:

                      COMMON   CLASS B   TREASURY
                      STOCK    COMMON     STOCK
                      ---------------------------
                        In thousands of shares
BALANCE AT 12/31/95   91,541   24,680      219
CONVERSION OF CLASS B
  SHARES                525      (525)    --
TREASURY STOCK
  PURCHASES            --        --        115
OPTIONS EXERCISED AND
  STOCK AWARDS
  GRANTED              --        --        (83)
                      ------   ------      ---
BALANCE AT 12/31/96   92,066   24,155      251
                      ======   ======      ===

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of net deferred tax assets are as follows:

                              1996           1995
                            -----------------------
                            In thousands of dollars
ACCRUED COMPENSATION,
  PENSION AND
  POSTRETIREMENT BENEFITS   $ 17,904        15,804
DEPRECIATION                 (11,704)       (7,899)
UNREALIZED HOLDING GAIN       (5,822)       (6,140)
FACTORY CLOSURE AND
  RELATED COSTS                5,695            --
ALL OTHER--NET                 7,644         7,631
                            --------        ------
NET DEFERRED TAX ASSET      $ 13,717         9,396
                            ========        ======

Balance sheet classifications of deferred taxes are as follows:

                              1996          1995
                           ------------------------
                           In thousands of dollars
DEFERRED TAX ASSET--
  CURRENT                    $ 10,939        9,591
DEFERRED TAX ASSET--
  NONCURRENT                   27,984       20,109
DEFERRED TAX LIABILITY--
  CURRENT                        (816)        (768)
DEFERRED TAX LIABILITY--
  NONCURRENT                  (24,390)     (19,536)
                             --------      -------
NET DEFERRED TAX ASSET       $ 13,717        9,396
                             ========      =======

Applicable U.S. income and foreign withholding taxes have not been provided on $304,993,000 of undistributed earnings of international associated companies at December 31, 1996. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $22,870,000 of deferred income taxes, consisting primarily of foreign withholding taxes, would have been provided. Such taxes, if ultimately paid, may be recoverable as foreign tax credits in the U.S.

Income taxes are based on pre-tax earnings which are distributed geographically as follows:

                         1996        1995       1994
                       -------------------------------
                           In thousands of dollars
DOMESTIC               $161,510    172,373    172,194
FOREIGN                 197,602    177,858    181,085
                       --------    -------    -------
                       $359,112    350,231    353,279
                       ========    =======    =======

Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 1996, 1995 and 1994 to the reported provision for income taxes is as follows:

                         1996        1995       1994
                       -------------------------------
                           In thousands of dollars
PROVISION AT
STATUTORY RATE     $125,690          122,581    123,648
STATE TAXES--NET      8,284           8,963       8,308
FOREIGN TAX RATES        34           2,695         361
CONTRIBUTION OF
  APPRECIATED
  SECURITIES             --             --       (5,020)
OTHER--NET           (5,168)         (7,747)     (4,551)
                   --------         -------     -------
                   $128,840         126,492      122,746
                   ========         =======      =======

The components of the provision for income taxes for 1996, 1995, and 1994 were:

                         CURRENT     DEFERRED     TOTAL
                         -------------------------------
                             In thousands of dollars
1996
FEDERAL                  $ 47,890     (6,205)     41,685
FOREIGN                    72,702      1,709      74,411
STATE                      12,744      --         12,744
                         --------     ------     -------
                         $133,336     (4,496)    128,840
                         ========     ======     =======
1995
FEDERAL                  $ 45,770     (1,333)     44,437
FOREIGN                    66,154      2,053      68,207
STATE                      13,848         --      13,848
                         --------     ------     -------
                         $125,772        720     126,492
                         ========     ======     =======
1994
FEDERAL                  $ 63,941     (8,171)     55,770
FOREIGN                    53,560        277      53,837
STATE                      13,139      --         13,139
                         --------     ------     -------
                         $130,640     (7,894)    122,746
                         ========     ======     =======

RETIREMENT PLANS

The Company maintains non-contributory defined benefit pension plans covering substantially all of its employees. Retirement benefits are a function of the years of service and the level of compensation, generally for the highest three consecutive salary years occurring within ten years prior to an employee's retirement date, depending on the plan. The Company's policy is to fund within ERISA or other statutory limits to provide benefits earned to date and expected to be earned in the future. Thecomponents of consolidated net pension cost are presented below:

                                              1996                 1995                 1994

                                       DOMESTIC   FOREIGN   DOMESTIC   FOREIGN   DOMESTIC   FOREIGN

                                                         In thousands of dollars
SERVICE COST--
  BENEFITS EARNED DURING THE YEAR      $ 6,878     3,298      5,754     3,133      7,467     3,163
INTEREST COST
  ON PROJECTED BENEFIT OBLIGATION       14,769     4,145     14,202     3,809     14,104     3,164
ACTUAL RETURN ON PLAN ASSETS           (26,978)   (4,824)   (31,984)   (4,258)       (79)   (3,820)
NET AMORTIZATION AND DEFERRAL            8,325      (501)    16,033      (301)   (15,087)     (437)
OTHER PENSION PLANS                        551     4,223        433     3,846        500     2,984
                                       --------   ------    -------    ------    -------    ------
NET PENSION COST                       $ 3,545     6,341      4,438     6,229      6,905     5,054
                                       ========   ======    =======    ======    =======    ======

Assumptions used to determine net pension cost and the actuarial present value of the projected benefit obligation were as follows:

                                              1996                  1995                  1994

                                       DOMESTIC   FOREIGN    DOMESTIC   FOREIGN    DOMESTIC   FOREIGN

DISCOUNT RATES                           7.5%     7.5-9.0%    7.25%     7.5-9.0%     8.0%     6.5-8.0%
LONG-TERM RATES
  OF RETURN ON ASSETS                    8.5%     7.0-9.0%     8.5%     7.0-9.0%     8.5%     6.5-8.0%
RATES OF INCREASE
  IN COMPENSATION LEVELS                4.75%     5.0-6.0%    4.75%     5.0-6.0%    4.75%     3.5-7.0%


Domestic plan assets consist primarily of high quality marketable fixed income and equity securities. Foreign plan assets consist primarily of contracts with insurance companies.
The defined benefit plans' funded status and the pension liability recorded in the consolidated balance sheet were as follows:

                                                            1996                       1995

                                                    DOMESTIC      FOREIGN      DOMESTIC      FOREIGN

                                                                In thousands of dollars
PLAN ASSETS AT FAIR VALUE                           $240,937      61,685       218,472        51,957
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
  VESTED BENEFITS                                   163,489       48,109       160,944        38,261
  NONVESTED BENEFITS                                  5,897          669         5,984           802
                                                    --------       ------       -------       ------
  ACCUMULATED BENEFIT OBLIGATION                    169,386       48,778       166,928        39,063
  PROJECTED FUTURE SALARY INCREASES                  41,015        7,450        44,237        10,279
                                                    --------       ------       -------       ------
  PROJECTED BENEFIT OBLIGATION                      210,401       56,228       211,165        49,342
                                                    --------       ------       -------       ------
PLAN ASSETS IN EXCESS OF
  PROJECTED BENEFIT OBLIGATION                       30,536        5,457         7,307         2,615
LESS ITEMS NOT YET RECOGNIZED IN EARNINGS:
  UNRECOGNIZED PRIOR SERVICE COST                      (157)        (453)         (181)         (435)
  UNRECOGNIZED NET GAIN (LOSS)                       30,624          968         7,385          (746)
  UNRECOGNIZED TRANSITION ASSET                       2,282        3,579         2,683         3,703
                                                    --------       ------       -------       ------
ACCRUED PENSION LIABILITY (ASSET)                   $ 2,213       (1,363)        2,580           (93)
                                                    ========       ======       =======       ======


In addition to the defined benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at selected foreign associated companies. The plans cover full time employees and provide for contributions of between 3% and 5% of salary. The Company's expense for the defined contribution plans totaled $4,700,000, $4,850,000 and $4,476,000 in 1996, 1995 and 1994, respectively.

POSTRETIREMENT BENEFITS

The Company provides limited postretirement healthcare benefits on a contributory basis and life insurance benefits in the U.S. and at certain international associated companies. The cost of postretirement benefits is provided for during the employee's active working career.

A reconciliation of the plans' funded status to the amounts reported in the financial statements follows:

                              1996         1995
                             -------------------
                               In thousands of
                                   dollars
ACCUMULATED
  POSTRETIREMENT
  BENEFIT OBLIGATION:
     RETIREES                $ 8,000       5,500
     ACTIVE EMPLOYEES         17,400      17,700
                             -------      ------
     TOTAL                    25,400      23,200
PLAN ASSETS                    8,000       6,200
                             -------      ------
ACCUMULATED
  POSTRETIREMENT
  BENEFIT OBLIGATION
  IN EXCESS OF PLAN ASSETS    17,400      17,000
UNRECOGNIZED
  ACTUARIAL GAIN (LOSS)       (1,200)       (900)
                             -------      ------
ACCRUED
  POSTRETIREMENT LIABILITY   $16,200      16,100
                             =======      ======

The components of the net periodic postretirement benefit cost are as follows:

                          1996     1995     1994
                         ------------------------
                         In thousands of dollars

SERVICE COST             $1,000      800      900
INTEREST COST             1,800    1,600    1,500
RETURN ON PLAN ASSETS      (200)    (300)    (200)
                         ------    -----    -----
NET PERIODIC EXPENSE     $2,600    2,100    2,200
                         ======    =====    =====

Actuarial assumptions used to measure the postretirement benefit cost are as follows:

                         1996        1995         1994
                       ---------------------------------

DISCOUNT RATE               7.5%        7.25%        8.0%
HEALTHCARE
  TREND TO 2002 (IN
  1996)                8.75-5.0%   9.375-5.0%   10.0-5.0%
RETURN ON PLAN
  ASSETS                    5.5%         5.5%        5.5%

Effects of increasing the healthcare trend rates by one percentage point in each year are summarized below:

                          1996     1995     1994
                         ------------------------
                         In thousands of dollars
INCREASE ACCUMULATED
  POSTRETIREMENT
  BENEFIT
  OBLIGATION BY          $2,400    2,300    1,900
INCREASE
  POSTRETIREMENT
  BENEFIT COST BY           350      300      300

OPERATIONS BY GEOGRAPHIC AREAS

Information concerning the Company's operations in different geographic areas at December 31, 1996, 1995 and 1994, and for the years then ended is presented below.

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

                                                        1996                1995               1994

                                                                  In thousands of dollars
REVENUES:
  NORTH AMERICA (PRINCIPALLY U.S.)                   $  909,540            922,185            938,034(2)
  EUROPE                                                769,671            703,349            573,153
  ASIA, PACIFIC & OTHER                                 218,043            189,619            199,638(3)
  ADJUSTMENTS AND ELIMINATIONS                          (46,653)           (45,411)           (49,575)
                                                     ----------          ---------          ---------
     TOTAL REVENUES                                  $1,850,601          1,769,742          1,661,250
                                                     ==========          =========          =========
OPERATING PROFIT:
  NORTH AMERICA (PRINCIPALLY U.S.)                   $  166,035(1)         177,563            176,794
  EUROPE                                                153,513            141,737            107,390
  ASIA, PACIFIC & OTHER                                  40,866             33,975             70,390(3)
  ADJUSTMENTS AND ELIMINATIONS                              723               (300)             1,020
                                                     ----------          ---------          ---------
                                                        361,137            352,975            355,594
INTEREST AND GENERAL CORPORATE EXPENSES                  (2,025)            (2,744)            (2,315)
                                                     ----------          ---------          ---------
     EARNINGS BEFORE INCOME TAXES                    $  359,112            350,231            353,279
                                                     ==========          =========          =========
IDENTIFIABLE ASSETS USED IN OPERATIONS:
  NORTH AMERICA (PRINCIPALLY U.S.)                   $  665,172            598,214            578,952
  EUROPE                                                409,154            353,625            264,534
  ASIA, PACIFIC & OTHER                                 144,933            126,931            121,339
  ADJUSTMENTS AND ELIMINATIONS                           (4,241)               622               (678)
                                                     ----------          ---------          ---------
                                                      1,215,018          1,079,392            964,147
CORPORATE ASSETS                                         18,525             19,827             14,687
                                                     ----------          ---------          ---------
     TOTAL ASSETS                                    $1,233,543          1,099,219            978,834
                                                     ==========          =========          =========

1 Includes charges of $19,436 from the closure of the Santa Cruz factory.
2 Includes nonrecurring gain of $14,342 on marketable equity securities contributed to the Company's charitable foundation.
3 Includes nonrecurring gain of $38,102 on sale of Singapore property.


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

Chicago, Illinois
January 30, 1997

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company

We have audited the accompanying consolidated balance sheet of Wm. Wrigley Jr. Company and associated companies at December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wm. Wrigley Jr. Company and associated companies at December 31, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Chicago, Illinois
January 30, 1997


SELECTED FINANCIAL DATA
WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES

                                                 1996            1995            1994            1993
OPERATING DATA
Net Sales                                     $1,835,987       1,754,931       1,596,551       1,428,504
Cost of Sales                                    833,919         778,019         697,442         617,156
Income Taxes                                     128,840         126,492         122,746         103,944
Earnings before factory closure in 1996,
  nonrecurring gain on sale of Singapore
  property in 1994 and cumulative effect
  of accounting changes in 1992                  243,262         223,739         205,767         174,891
  --Per Share of Common Stock                       2.10            1.93            1.77            1.50
Net Earnings                                     230,272         223,739         230,533         174,891
  --Per Share of Common Stock                       1.99            1.93            1.98            1.50
Dividends Paid                                   118,308         111,401         104,694          87,344
  --Per Share of Common Stock                       1.02             .96             .90             .75
  --As a Percent of Net Earnings                      51%             50%             45%             50%
Dividends Declared
  Per Share of Common Stock                         1.02             .99             .94             .75
Average Shares Outstanding                       115,983         116,066         116,358         116,511

OTHER FINANCIAL DATA
Total Property, Plant and
  Equipment (Net)                             $  388,149         347,491         289,420         239,868
Total Assets                                   1,233,543       1,099,219         978,834         815,324
Working Capital                                  511,272         458,683         413,414         343,132
Stockholders' Equity                             897,431         796,852         688,470         575,182
Return on Average Equity                            27.2%           30.1%           36.5%           32.6%
Stockholders at Close of Year                     34,951          28,959          24,078          18,567
Employees at Close of Year                         7,800           7,300           7,000           6,700
Market Price of Stock--High                       62.875          54.000          53.875          46.125
                          --Low                   48.375          42.875          38.125          29.500



In thousands of dollars and shares except for per share amounts


          1992        1991        1990       1989      1988      1987      1986
        1,286,921   1,148,875   1,110,639   992,853   891,392   781,059   698,982
          572,468     507,795     508,957   451,773   392,460   338,081   318,280
           83,730      79,362      70,897    64,277    53,491    52,863    49,840
          148,573     128,652     117,362   106,149    87,236    70,145    53,818
             1.27        1.09        1.00      0.90      0.73      0.56      0.42
          141,295     128,652     117,362   106,149    87,236    70,145    53,818
             1.21        1.09        1.00      0.90      0.73      0.56      0.42
           72,511      64,609      58,060    53,506    43,591    35,080    27,056
             0.62        0.55        0.49      0.45      0.36      0.28      0.21
               51%         50%         49%       50%       50%       50%       50%
             0.63        0.55        0.51      0.47      0.37      0.29      0.22
          117,055     117,517     117,743   118,035   120,308   125,006   126,817

          222,137     201,386     188,959   171,951   155,260   151,425   134,383
          711,372     625,074     563,665   498,624   440,400   407,350   394,352
          299,149     276,047     229,735   186,588   165,430   149,154   168,754
          498,935     463,399     401,386   342,994   308,538   288,965   292,962
             29.4%       29.8%       31.5%     32.6%     29.2%     24.1%     19.5%
           14,546      11,086      10,497    10,218     9,440     9,351     8,956
            6,400       6,250       5,850     5,750     5,500     5,500     5,500
           39.875      27.000      19.750    17.917    13.750    11.833     8.667
           22.125      16.375      14.583    11.833    10.667     6.500     4.583



QUARTERLY DATA
WM. WRIGLEY JR. COMPANY AND ASSOCIATED COMPANIES
CONSOLIDATED RESULTS

                                                                             NET EARNINGS
                                                           COST
                                        NET                 OF                                   PER
                                       SALES               SALES             AMOUNT             SHARE
                                     ----------------------------------------------------------------
                                     In thousands of dollars except for per share amounts
1996
  FIRST QUARTER                      $  426,674           187,864            57,613              .50
  SECOND QUARTER(1)                     483,625           231,803            57,043              .49
  THIRD QUARTER                         462,425           204,708            61,207              .53
  FOURTH QUARTER                        463,263           209,544            54,409              .47
                                     ----------           -------            -------            ----
       TOTAL                         $1,835,987           833,919            230,272            1.99
                                     ==========           =======            =======            ====
1995
  FIRST QUARTER                      $  410,159           181,761            55,276              .48
  SECOND QUARTER                        470,648           208,076            63,896              .55
  THIRD QUARTER                         431,479           189,939            58,288              .50
  FOURTH QUARTER                        442,645           198,243            46,279              .40
                                     ----------           -------            -------            ----
       TOTAL                         $1,754,931           778,019            223,739            1.93
                                     ==========           =======            =======            ====

(1) Cost of sales, net earnings, and earnings per share for the 2nd quarter 1996 included charges of $17,600,000, $11,200,000 and $0.10 respectively from the closure of the Santa Cruz factory.

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


                                                   1996                                   1995

                                          HIGH                LOW                HIGH                LOW
FIRST QUARTER
                                           $62 7/8             52 1/4             49 1/4              43 1/2
SECOND QUARTER                                                 49
                                            59 5/8                                47 3/8              42 7/8
THIRD QUARTER
                                            61 3/8             48 3/8             51 1/4              43 1/2
FOURTH QUARTER                              62                 55 1/8             54                  46 3/8

DIVIDENDS


The following table indicates the breakdown of dividends declared per share of Common Stock and Class B Common Stock for the two most recent years.

                                            1996                                         1995

                            REGULAR         EXTRA         TOTAL          REGULAR         EXTRA         TOTAL
FIRST QUARTER                $ .17                          .17            .14                          .14
SECOND QUARTER                 .17                          .17            .14                          .14
THIRD QUARTER                  .17                          .17            .17                          .17
FOURTH QUARTER                 .17           .34            .51            .17            .37           .54
                             -----           ---           ----            ---            ---           ---
       TOTAL                 $ .68           .34           1.02            .62            .37           .99
                             =====           ===           ====            ===            ===           ===

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION
RESULTS OF OPERATIONS

NET SALES

Consolidated net sales for 1996 increased $81,056,000 or 5% from 1995's level which was up $158,380,000 or 10% from 1994. Net sales for both 1996 and 1995 were favorably affected by higher overseas unit volume and selected selling price increases mainly in Europe and North America. Translation of foreign currency sales to U.S. dollars at lower average exchange rates in 1996 reduced reported net sales by 2% and generally higher rates in 1995 increased reported net sales 4% from 1994. Higher shipments of chewing gum increased net sales 5% in 1996 and 3% in 1995. Selected selling price changes increased net sales about 2% in 1996 and 3% in 1995.

North American 1996 net sales were down more than 1% from 1995, while 1995 net sales were up nearly 2% from 1994. Selected selling price increases in both years tended to offset volume declines. In total, North American shipments decreased by 4% in 1996 and by 3% in 1995 from the previous years. Decreased sales to Mexico lowered North American unit volume by 1% in 1996 and by 2% in 1995. At Amurol Confections Company, lower unit shipments reduced North American volume by 2% in 1996 and 1% in 1995.

U.S. shipments of Wrigley brands lowered the volume by 1% in 1996 from 1995 which was essentially even with 1994. Increased shipments of Winterfresh(R), introduced in 1994, tended to offset volume declines from other brands in the U.S. in both 1996 and 1995.

Overseas, net sales, excluding currency translation effects, increased 15% in 1996 and 13% in 1995. Unit volume increased 10% in 1996 and 8% in 1995. Customer shipments to emerging markets such as China and Eastern Europe accounted for most of the volume gain in both years.

INVESTMENT AND OTHER INCOME

In 1996, consolidated investment and other income decreased about 1% from 1995 mainly due to lower average yields.

In 1995, investment and other income decreased by $11,786,000 or 44% due to the 1994 one-time market appreciation gain of $14,342,000 on marketable equity securities contributed to the Company's charitable foundation. Higher invested balances and yields in 1995 partially offset the one-time decrease from 1994.

COST OF SALES AND GROSS PROFIT

In April, 1996 the Company announced it intended to close its Santa Cruz, California factory by the second quarter of 1997 as part of a plan to realign U.S. production capacity. At the time of the announcement, the Company provided $17,000,000 for related costs including employee severance and costs to hold and sell the factory. In addition, the Company incurred $2,436,000 for employee relocation and training and other transition related costs for a total charge of $19,436,000 in 1996. It is expected that another $2,100,000 in transition costs will be incurred in 1997. With this realignment of production and related efficiencies, U.S. operating costs are expected to be lower than would otherwise be the case by about $6,000,000 in 1997 and $12,000,000 to $13,000,000 annually starting in 1998.

Excluding the Santa Cruz factory closure costs, consolidated cost of sales increased $36,464,000 or nearly 5% in 1996 from 1995 mainly due to increased international volume and higher product costs. Without the foreign currency translation effects in 1996, cost of sales increased by about 8%.

In 1995, cost of sales increased $80,577,000 or 12% from 1994.
Most of this increase was from higher product costs and international volume gains. Excluding the translation of foreign currency effects at higher average exchange rates, the cost of sales increase was about 8%.

Consolidated gross profit in 1996 was $1,021,504,000, an increase of $44,592,000, excluding factory closure costs, or nearly 5% from 1995 which had increased $77,803,000 or 9% from 1994. The consolidated gross profit margin on net sales was 55.6% for 1996, 55.7% for 1995 and 56.3% for 1994.

SELLING, DISTRIBUTION AND
GENERAL ADMINISTRATIVE
EXPENSES

Consolidated selling, distribution and general administrative expenses increased $16,936,000 or 3% in 1996 from 1995.
Excluding the effects of foreign currency translation, the increase was about 5% in 1996.

Expenses in 1994 included the Company's contribution of appreciated marketable equity securities to its charitable foundation previously discussed in Investment and Other Income. Excluding the nonrecurring amount of the 1994 contribution resulted in an increase of $44,498,000 or 7% in 1995 from 1994. Overseas selling and marketing expenditures were the major factor for increases in both years.

As a percentage of consolidated net sales, these expenses were:

                           1996    1995    1994
                           ---------------------
SELLING AND MARKETING      25.5%   26.0%   26.1%
DISTRIBUTION AND
GENERAL ADMINISTRATIVE     10.3%   10.4%   12.0%
                           -----   -----   -----
                           35.8%   36.4%   38.1%
                           =====   =====   =====

Excluding the Company's contribution to its charitable foundation, the Distribution and General Administrative percentage in 1994 would have been 11.2%.

INCOME TAXES

Income taxes in 1996 increased by $2,348,000 or 2% from 1995 which increased $3,746,000 or 3% from the prior year. The effective consolidated income tax rates were 35.9% in 1996, 36.1% in 1995 and 34.7% in 1994. The lower effective rate in 1994 is mainly from the tax benefit of the contribution of appreciated securities to the Company's foundation noted above. Excluding the effect of this transaction, the 1994 effective tax rate would have been 36.2%.

NET EARNINGS

Consolidated net earnings in 1996 increased by $6,533,000 and $.06 per share or 3% from 1995. However, as noted in Cost of Sales and Gross Profit, 1996 earnings include significant costs related to the Santa Cruz factory closure. These costs resulted in lowering 1996 reported earnings by $12,990,000 and $.11 per share. Excluding the factory closure costs, 1996 net earnings increased $19,523,000 and $.17 per share or 9% from 1995.

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

LIQUIDITY AND CAPITAL RESOURCES

ADDITION TO PROPERTY,
PLANT AND EQUIPMENT

Capital expenditures for 1996 were $101,977,000; essentially even with 1995's expenditures of $102,759,000 which increased by $15,746,000 or 18% from 1994. All of the capital expenditures for 1996 and 1995 were funded from the Company's cash flow from operations. Additions to property, plant and equipment in 1997 are expected to be above 1996 expenditures and are also planned to be funded from the Company's cash flow from operations.

CURRENT RATIO

The Company has maintained a strong financial position with a current ratio (current assets divided by current liabilities) of approximately 3 to 1 for the periods under discussion
(1994-1996).