Form 10-K, Exhibit 13
period 1997-12-31
WRIGLEY WILLIAM JR CO
filed 1998-03-25
CIK 108601

HIGHLIGHTS OF OPERATIONS


                                                                1997                     1996
                                            In thousands of dollars except for per share amounts

NET SALES                                                    $1,937,021                1,835,987

EARNINGS BEFORE FACTORY CLOSURE                                 273,771                  243,262

--Per Share of Common Stock (basic and diluted)                    2.36                     2.10

NET EARNINGS                                                    271,626                  230,272

--Per Share of Common Stock (basic and diluted)                    2.34                     1.99

DIVIDENDS PAID                                                  135,680                  118,308

--Per Share of Common Stock                                        1.17                     1.02

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT                      126,509                  101,977

STOCKHOLDERS' EQUITY                                            985,379                  897,431

RETURN ON AVERAGE EQUITY                                           28.9%                    27.2%

STOCKHOLDERS AT CLOSE OF YEAR                                    36,587                   34,951

AVERAGE SHARES OUTSTANDING ('000)                               115,964                  115,983

                           For additional historical financial data see page 24.

CONSOLIDATED STATEMENT OF EARNINGS


               YEAR ENDED DECEMBER 31,                  1997              1996              1995
                                               In thousands of dollars except for per share amounts

EARNINGS

REVENUES:

Net sales                                            $1,937,021         1,835,987         1,754,931

Investment and other income                              17,153            14,614            14,811
                                                     ----------         ---------         ---------

     Total revenues                                   1,954,174         1,850,601         1,769,742
                                                     ----------         ---------         ---------

COSTS AND EXPENSES:

Cost of sales                                           847,366           814,483           778,019

Factory closure and related costs                         3,300            19,436                --

Selling, distribution and general administrative        708,310           656,473           639,537

Interest                                                    958             1,097             1,955
                                                     ----------         ---------         ---------

     Total costs and expenses                         1,559,934         1,491,489         1,419,511
                                                     ----------         ---------         ---------

EARNINGS BEFORE INCOME TAXES                            394,240           359,112           350,231

INCOME TAXES                                            122,614           128,840           126,492
                                                     ----------         ---------         ---------

NET EARNINGS                                         $  271,626           230,272           223,739
                                                     ==========         =========         =========


PER SHARE AMOUNTS

NET EARNINGS PER SHARE OF COMMON STOCK
  (BASIC AND DILUTED)                                $     2.34              1.99              1.93
                                                     ==========         =========         =========
DIVIDENDS PAID PER SHARE OF COMMON STOCK             $     1.17              1.02               .96
                                                     ==========         =========         =========

                                 See accompanying accounting policies and notes.

CONSOLIDATED BALANCE SHEET


                     AS OF DECEMBER 31,                         1997              1996
                                                                  In thousands of dollars


ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                    $  206,627           181,233

Short-term investments, at amortized cost                       120,728           119,330

Accounts receivable
     (less allowance for doubtful accounts:
     1997--$7,524; 1996--$8,538)                                175,967           165,051

Inventories--

     Finished goods                                              63,912            52,859

     Raw materials and supplies                                 183,480           180,338
                                                             ----------         ---------
                                                                247,392           233,197

Other current assets                                             30,538            19,674

Deferred income taxes--current                                   16,421            10,939
                                                             ----------         ---------
     Total current assets                                       797,673           729,424

MARKETABLE EQUITY SECURITIES, AT FAIR VALUE                      26,375            18,525

DEFERRED CHARGES AND OTHER ASSETS                                59,566            69,461

DEFERRED INCOME TAXES--NONCURRENT                                29,038            27,984

PROPERTY, PLANT AND EQUIPMENT, AT COST:

Land                                                             26,298            25,921

Buildings and building equipment                                277,808           251,687

Machinery and equipment                                         566,766           530,438
                                                             ----------         ---------
                                                                870,872           808,046

Less accumulated depreciation                                   440,398           419,897
                                                             ----------         ---------
     Net property, plant and equipment                          430,474           388,149
                                                             ----------         ---------
     TOTAL ASSETS                                            $1,343,126         1,233,543
                                                             ==========         =========


                     AS OF DECEMBER 31,                         1997              1996
                                                       In thousands of dollars and shares

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable                                             $   71,001            75,431

Accrued expenses                                                 78,378            66,434

Dividends payable                                                22,034            19,715

Income and other taxes payable                                   53,460            55,756

Deferred income taxes--current                                      943               816
                                                             ----------         ---------
     Total current liabilities                                  225,816           218,152

DEFERRED INCOME TAXES--NONCURRENT                                30,874            24,390

OTHER NONCURRENT LIABILITIES                                    101,057            93,570

STOCKHOLDERS' EQUITY:

Preferred Stock--no par value
     Authorized: 20,000 shares
     Issued: None

Common Stock--no par value
     Common Stock
     Authorized: 400,000 shares
     Issued: 1997--92,545 SHARES; 1996--92,066 shares            12,339            12,275

     Class B Common Stock--convertible
     Authorized: 80,000 shares
     Issued and outstanding:
     1997--23,676 SHARES; 1996--24,155 shares                     3,157             3,221

Additional paid-in capital                                          226               238

Retained earnings                                             1,032,139           898,512

Common Stock in treasury, at cost
     (1997--252 SHARES; 1996--251 shares)                       (13,363)          (12,911)

Foreign currency translation adjustment                         (65,034)          (14,716)

Unrealized holding gains on marketable equity securities         15,915            10,812
                                                             ----------         ---------
     Total stockholders' equity                                 985,379           897,431
                                                             ----------         ---------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $1,343,126         1,233,543
                                                             ==========         =========

                                 See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT OF CASH FLOWS


               YEAR ENDED DECEMBER 31,                  1997               1996             1995
                                                                           In thousands of dollars

OPERATING ACTIVITIES
Net earnings                                         $   271,626          230,272          223,739
     Adjustments to reconcile net earnings to net
          cash provided by operating activities:
     Depreciation                                         50,439           47,288           43,773
     Gain on sales of property, plant and equipment       (1,141)          (1,771)          (1,090)
     (Increase) decrease in:
          Accounts receivable                            (26,318)           2,154          (28,619)
          Inventories                                    (26,916)             973          (11,422)
          Other current assets                           (12,712)           3,777            2,164
          Other assets and deferred charges               11,123          (24,075)          (6,297)
     Increase (decrease) in:
          Accounts payable                                 1,549              474            6,427
          Accrued expenses                                16,182                3           (3,657)
          Income and other taxes payable                   1,779            6,095           (6,889)
          Deferred income taxes                           (2,608)          (4,496)             720
          Other noncurrent liabilities                    11,475           25,149            3,702
                                                     -----------         --------         --------
Net cash provided by operating activities                294,478          285,843          222,551

INVESTING ACTIVITIES
     Additions to property, plant and equipment         (126,509)        (101,977)        (102,759)
     Proceeds from property retirements                    6,888           10,785            3,690
     Purchases of short-term investments              (1,301,735)        (576,995)        (281,065)
     Maturities of short-term investments              1,298,732          559,603          277,913
                                                     -----------         --------         --------
Net cash used in investing activities                   (122,624)        (108,584)        (102,221)

FINANCING ACTIVITIES
     Dividends paid                                     (135,680)        (118,308)        (111,401)
     Common Stock purchased                               (3,676)          (6,779)         (11,811)
                                                     -----------         --------         --------
Net cash used in financing activities                   (139,356)        (125,087)        (123,212)

Effect of exchange rate changes on cash
     and cash equivalents                                 (7,104)           3,336            1,038
                                                     -----------         --------         --------
Net increase (decrease) in cash and cash equivalents      25,394           55,508           (1,844)
Cash and cash equivalents at beginning of year           181,233          125,725          127,569
                                                     -----------         --------         --------
Cash and cash equivalents at end of year             $   206,627          181,233          125,725
                                                     ===========         ========         ========

SUPPLEMENTAL CASH FLOW INFORMATION
     Income taxes paid                               $   126,925          130,499          133,494
                                                     ===========         ========         ========
     Interest paid                                   $       900              631            1,957
                                                     ===========         ========         ========
     Interest and dividends received                 $    16,598           14,477           14,639
                                                     ===========         ========         ========

                                 See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                  AS OF DECEMBER 31,                     1997              1996             1995
                                                                           In thousands of dollars

COMMON STOCK
At beginning of year                                  $   12,275           12,205           12,177

Conversion of Class B Common Stock                            64               70               52

Retirement                                                    --               --              (24)
                                                      ----------         --------         --------
At end of year                                            12,339           12,275           12,205

CLASS B COMMON STOCK
At beginning of year                                       3,221            3,291            3,343

Conversion to Common Stock                                   (64)             (70)             (52)
                                                      ----------         --------         --------
At end of year                                             3,157            3,221            3,291

ADDITIONAL PAID-IN CAPITAL
At beginning of year                                         238            1,625            1,781

Options exercised and stock awards granted                   (12)          (1,387)            (156)
                                                      ----------         --------         --------
At end of year                                               226              238            1,625

RETAINED EARNINGS
At beginning of year                                     898,512          786,543          685,850

Net earnings                                             271,626          230,272          223,739

Dividends declared                                      (137,999)        (118,303)        (114,852)

Treasury Stock retirement                                     --               --           (8,194)
                                                      ----------         --------         --------
At end of year                                         1,032,139          898,512          786,543

TREASURY STOCK
At beginning of year                                     (12,911)         (10,178)          (9,034)

Purchases                                                 (3,676)          (6,779)         (11,811)

Options exercised and stock awards granted                 3,224            4,046            2,449

Retirements                                                   --               --            8,218
                                                      ----------         --------         --------
At end of year                                           (13,363)         (12,911)         (10,178)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT
At beginning of year                                     (14,716)          (8,038)         (13,502)

Translation adjustment                                   (50,318)          (6,678)           5,464
                                                      ----------         --------         --------
At end of year                                           (65,034)         (14,716)          (8,038)

UNREALIZED HOLDING GAIN
At beginning of year                                      10,812           11,404            7,855

Marketable equity securities adjustment                    5,103             (592)           3,549
                                                      ----------         --------         --------
At end of year                                            15,915           10,812           11,404
                                                      ----------         --------         --------

Total stockholders' equity                            $  985,379          897,431          796,852
                                                      ==========         ========         ========

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


FACTORY CLOSURE INCLUDING SUBSEQUENT EVENT

In April 1996, as part of a plan to realign U.S. production capacity, the Company announced its intent to close its Santa Cruz, California factory and transfer, retire, or terminate the 311 employees at that factory by the second quarter of 1997. In 1996, the Company provided $17,000,000 for related closure costs covering employee severance and costs to maintain and sell the property and incurred $2,436,000 for employee relocation, training and other transition costs related to this plan for a total charge of $19,436,000. In 1997, the Company incurred $3,300,000 for employee relocation, training and other transition costs. As a result of these charges, net earnings per share are reduced by $.02 and $.11 per share in 1997 and 1996, respectively.

At December 31, 1997, a total of 305 employees have been transferred, retired or terminated and $6,404,000 in severance and closure costs have been incurred and charged to the reserve.

On January 22, 1998, the Company sold its real estate holding in Santa Cruz, California. In the first quarter of 1998, the Company expects to record a pretax gain of approximately $10,000,000 and net earnings of approximately $6,500,000 or $.06 per share from the sale of the property.


CASH AND CASH EQUIVALENTS

The Company considers all highly-liquid investments with original maturity of three months or less to be cash equivalents.


ADVERTISING

The Company expenses all advertising costs in the year incurred.
Advertising expense was $279,689,000 in 1997, $247,571,000 in 1996 and $240,925,000 in 1995.


INVESTMENTS IN DEBT & EQUITY SECURITIES

The Company adheres to Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Its investments in debt securities, which typically mature in one year or less, are held to maturity and valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 1997 and December 31, 1996 were, respectively, $104,684,000 and $90,323,000 for municipal securities, and $16,044,000 and $29,007,000 for other debt securities. The average yield of municipal securities held at December 31, 1997 and December 31, 1996 is 4.28% and 4.11%, respectively.

The Company's investments in marketable equity securities are held for an indefinite period. Application of SFAS No. 115 resulted in unrealized holding gains of $24,484,000 at December 31, 1997 and $16,634,000 at December 31, 1996. Unrealized holding gains, net of the related tax effect, of $15,915,000 and $10,812,000 at December 31, 1997 and 1996, respectively, were included as components of stockholders' equity.


INVENTORIES

Inventories are valued at cost on a last-in, first-out (LIFO) basis for U.S. companies and at the lower of cost (principally first-in, first-out basis) or market for international associated companies. Inventories totaled $247,392,000 and $233,197,000 at December 31, 1997 and 1996, respectively, including $104,801,000 and $101,523,000, respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $40,674,000 and $44,268,000 higher than reported at December 31, 1997 and 1996, respectively.

DEPRECIATION

Depreciation is provided over the estimated useful lives of the respective assets: buildings and building equipment -- 12 to 50 years; machinery and equipment -- 3 to 20 years. Depreciation is provided primarily by the straight-line method for international associated companies and by the accelerated method, with a change to straight-line in the latter years of useful life, for the U.S. companies. The amounts were:


                             1997      1996     1995
                              In thousands of dollars


Straight-line               $32,485   30,489   25,804

Accelerated                 $17,954   16,799   17,969


OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities at December 31, 1997 included liabilities for approximately $39,400,000 of deferred compensation and $18,000,000 for postretirement benefit plans. At December 31, 1996, they included liabilities for approximately $26,938,000 of deferred compensation and $16,200,000 for postretirement benefits.


FOREIGN CURRENCY TRANSLATION
AND EXCHANGE CONTRACTS

The Company has determined that the functional currency for each associated company except for selected Eastern European entities is its local currency. As some Eastern European entities operate in economies which are considered to be highly inflationary, their functional currency is the U.S. dollar.

Certain foreign associated companies enter into forward exchange contracts and purchase currency options as nonspeculative hedges against future purchase commitments with other associated companies and outside vendors. In addition, the Parent Company enters into forward exchange contracts and purchases currency options as non-speculative hedges regarding known future royalty payments from, and net investments in, associated companies as well as known foreign currency commitments. Market value gains and losses, recognized at expiration of the contracts, offset foreign exchange gains or losses on the related transactions being hedged. At December 31, 1997, foreign exchange rate contracts for a number of currencies, primarily British pounds, French francs, German marks, and U.S. dollars, maturing at various dates through December 31, 1998, aggregated $222,209,000. Open foreign exchange contracts at December 31, 1996 aggregated $239,645,000. Unrealized gains or losses on these contracts were not significant as of either December 31, 1997 or 1996.


ACCRUED EXPENSES

Accrued expenses at December 31, 1997 and 1996 included $29,667,000 and $25,972,000 of payroll expenses, respectively.


COMPREHENSIVE INCOME
AND SEGMENT DISCLOSURE

In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements, which are effective for periods beginning after December 15, 1997, modify or expand previous disclosure requirements. The Company's statements of earnings and cash flows will not be impacted by these statements.


EARNINGS PER SHARE

In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share". This statement, which is effective for periods ending on or after December 15, 1997, changed the method for computing earnings per share. There is no difference between basic and diluted earnings per share for the years ending December 31, 1997, 1996 or 1995. SFAS No. 128 did not affect current or previously reported earnings per share.


COMMON STOCK

The Company's 1988 Management Incentive Plan (MIP) authorized the granting of up to 5,400,000 shares of the Company's new or reissued Common Stock to key managers in various forms, including stock grants and stock appreciation rights. The 1988 MIP terminated on March 5, 1997 with no further grants permitted. On March 5, 1997, stockholders approved the Company's 1997 MIP. The 1997 MIP authorizes the granting of up to 5,000,000 shares of the Company's new or reissued Common Stock.

Both the 1988 MIP and 1997 MIP were designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through equity-based incentives. In accordance with either MIP, shares of Wrigley stock or deferral share units may be awarded under the Long-Term Stock Grant, Stock Award, and Alternate Investment and Savings Plan programs. The 1997 MIP consolidated all of the Company's executive compensation programs, including the Executive Incentive Compensation Plan, with the programs under the 1988 MIP. Deferral share units are also awarded to non-employee directors. Neither the cost to provide share and share units nor the number of shares which may be issued is material.

Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition and is convertible at any time into one share of Common Stock.


Additional paid-in capital primarily represents the excess of fair market value of Common Stock issued from treasury on the date the shares of stock were awarded over the average acquisition cost of the shares.

Treasury Stock may be acquired for the 1988 and 1997 MIP plans or under a resolution the Board of Directors adopted at its meeting of August 18, 1993, authorizing the Company to purchase from time to time shares of the Company's Common Stock not to exceed $100,000,000 in aggregate price. On August 19, 1992, the Board of Directors adopted a resolution retiring the entire balance of shares of Common Stock held in the corporate treasury at that time and all subsequent acquisitions to the extent not required for issuance under the 1988 MIP. On December 22, 1995, 180,000 shares of Common Stock were retired.

Following is a summary of share activity for Common Stock, Class B Common Stock and Treasury Stock:



                         COMMON   CLASS B   TREASURY
                             In thousands of shares
-------------------------------------------------------
Balance at 12/31/96      92,066   24,155        251
Conversion of Class B
  Shares                    479     (479)        --
Treasury Stock Purchases     --       --         56
Options Exercised and
  Stock Awards Granted       --       --        (55)
                         ------   ------        ---
Balance at 12/31/97      92,545   23,676        252
                         ======   ======        ===


INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of net deferred tax assets are as follows:


                                   1997        1996
                            In thousands of dollars
-------------------------------------------------------
Accrued Compensation, Pension
  and Postretirement Benefits    $ 24,506    17,904
Depreciation                      (13,465)  (11,704)
Unrealized Holding Gain            (8,569)   (5,822)
Factory Closure and Related
  Costs                             3,709     5,695
All Other--Net                      7,461     7,644
                                 --------   -------
Net Deferred Tax Asset           $ 13,642    13,717
                                 ========   =======

Balance sheet classifications of deferred taxes are as follows:


                                  1997        1996
                           In thousands of dollars

Deferred Tax Asset--
    Current                     $ 16,421    10,939
    Noncurrent                    29,038    27,984
Deferred Tax Liability--
    Current                         (943)     (816)
    Noncurrent                   (30,874)  (24,390)
                                --------   -------
Net Deferred Tax Asset          $ 13,642    13,717
                                ========   =======

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $333,000,000 of undistributed earnings of international associated companies at December 31, 1997. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $32,000,000 of deferred income taxes would have been provided.

Income taxes are based on pre-tax earnings which are distributed geographically as follows:


                           1997      1996        1995
                              In thousands of dollars

Domestic                 $172,391   161,510   172,373
Foreign                   221,849   197,602   177,858
                         --------   -------   -------
                         $394,240   359,112   350,231
                         ========   =======   =======

Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 1997, 1996, and 1995 to the reported provision for income taxes is as follows:


                           1997      1996        1995
                              In thousands of dollars

Provision at
  Statutory Rate         $137,984   125,690   122,581
State Taxes--Net            8,133     8,284     8,963
Foreign Tax Rates          (1,178)       34     2,695
Tax Credits
  (principally foreign)   (16,638)     (376)   (3,223)
Other--Net                 (5,687)   (4,792)   (4,524)
                         --------   -------   -------
                         $122,614   128,840   126,492
                         ========   =======   =======

The components of the provision for income taxes for 1997, 1996, and 1995 were:


                      CURRENT    DEFERRED     TOTAL
                            In thousands of dollars

1997
    FEDERAL           $ 28,054     (3,590)   24,464
    FOREIGN             84,168        982    85,150
    STATE               13,000         --    13,000
                      --------     ------   -------
                      $125,222     (2,608)  122,614
                      ========     ======   =======

1996
    Federal           $ 47,890     (6,205)   41,685
    Foreign             72,702      1,709    74,411
    State               12,744         --    12,744
                      --------     ------   -------
                      $133,336     (4,496)  128,840
                      ========     ======   =======

1995
    Federal           $ 45,770     (1,333)   44,437
    Foreign             66,154      2,053    68,207
    State               13,848         --    13,848
                      --------     ------   -------
                      $125,772        720   126,492
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

To the extent that an individual's annual retirement benefit under the plan exceeds the limitations imposed by the Internal Revenue Code of 1986, as amended, and the regulations thereunder, such excess benefits may be paid from the Company's non-qualified, unfunded, non-contributory supplemental retirement plan.

The components of consolidated net pension cost are presented below:


                                            1997                    1996                    1995

                                     DOMESTIC   FOREIGN      DOMESTIC   FOREIGN      DOMESTIC   FOREIGN
                                                                                In thousands of dollars

Service Cost--
  Benefits Earned During the Year    $  6,958     3,709         6,878     3,298         5,754     3,133
Interest Cost
  on Projected Benefit Obligation      16,120     4,556        14,769     4,145        14,202     3,809
Actual Return on Plan Assets          (35,984)  (10,470)      (26,978)   (4,824)      (31,984)   (4,258)
Net Amortization and Deferral          16,147     4,509         8,325      (501)       16,033      (301)
Other Pension Plans                       606     3,888           551     4,223           433     3,846
                                     --------   -------       -------     -----       -------     -----
Net Pension Cost                     $  3,847     6,192         3,545     6,341         4,438     6,229
                                     ========   =======       =======     =====       =======     =====

Assumptions used to determine net pension cost and the actuarial present value of the projected benefit obligation were as follows:


                                            1997                     1996                     1995

                                     DOMESTIC   FOREIGN       DOMESTIC   FOREIGN       DOMESTIC   FOREIGN

Discount Rates                          7.25%   6.8-8.0%          7.5%   7.5-9.0%         7.25%   7.5-9.0%
Long-term Rates of Return on Assets      8.5%   4.0-8.5%          8.5%   7.0-9.0%          8.5%   7.0-9.0%
Rates of Increase in Compensation
  Levels                                4.75%   0.0-5.0%         4.75%   5.0-6.0%         4.75%   5.0-6.0%

Domestic plan assets consist primarily of high quality marketable fixed income and equity securities. Foreign plan assets consist primarily of contracts with insurance companies. The defined benefit plans' funded status and the pension liability recorded in the consolidated balance sheet were as follows:

                                                                  1997                      1996

                                                           DOMESTIC    FOREIGN       DOMESTIC    FOREIGN
                                                                                 In thousands of dollars

Plan Assets at Fair Value                                  $266,517     76,432        240,937     61,685
Actuarial Present Value of Benefit Obligation:
  Vested benefits                                           183,807     64,260        163,489     48,109
  Nonvested benefits                                          6,677        894          5,897        669
                                                           --------    -------        -------     ------
Accumulated Benefit Obligation                              190,484     65,154        169,386     48,778
  Projected future salary increases                          47,855      6,274         41,015      7,450
                                                           --------    -------        -------     ------
  Projected benefit obligation                              238,339     71,428        210,401     56,228
                                                           --------    -------        -------     ------
Plan Assets in Excess of Projected Benefit Obligation        28,178      5,004         30,536      5,457
Less Items Not Yet Recognized in Earnings:
  Unrecognized prior service cost                            (9,160)    (3,363)          (157)      (453)
  Unrecognized net gain                                      41,482      3,228         30,624        968
  Unrecognized transition asset                               1,964      2,850          2,282      3,579
                                                           --------    -------        -------     ------
Accrued Pension Liability (Asset)                          $  6,108     (2,289)         2,213     (1,363)
                                                           ========    =======        =======     ======

In addition to the defined benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at selected foreign associated companies. The plans cover full time employees and provide for contributions of between 3% and 5% of salary. The Company's expense for the defined contribution plans totaled $4,719,000, $4,700,000, and $4,850,000 in 1997, 1996, and
1995, respectively.

POSTRETIREMENT BENEFITS

The Company maintains certain plans which provide limited postretirement healthcare benefits on a contributory basis and life insurance benefits in the U.S. and at certain international associated companies. The cost of postretirement benefits is provided for during the employee's active working career.

A reconciliation of the plans' funded status to the amounts reported in the financial statements follows:


                                    1997       1996
                            In thousands of dollars

Accumulated Postretirement Benefit
  Obligation:
         Retirees                  $ 8,700    8,000
         Active Employees           19,200   17,400
                                   -------   ------
         Total                      27,900   25,400
Plan Assets                          8,200    8,000
                                   -------   ------
Accumulated Postretirement
  Benefit Obligation in Excess of
  Plan Assets                       19,700   17,400
Unrecognized Actuarial Gain (Loss)  (1,700)  (1,200)
                                   -------   ------
Accrued Postretirement Liability   $18,000   16,200
                                   -------   ------

The components of the net periodic postretirement benefit cost are as follows:


                                1997    1996     1995
                              In thousands of dollars
--------------------------------------------------------
Service Cost                   $1,000   1,000     800
Interest Cost                   2,000   1,800   1,600
Return on Plan Assets            (300)   (200)   (300)
                               ------   -----   -----
Net Periodic Expense           $2,700   2,600   2,100
                               ======   =====   =====

Actuarial assumptions used to measure the postretirement benefit cost are as follows:


                         1997        1996            1995
Discount Rate              7.25%       7.50%        7.25%
Healthcare Trend to
  2002 (in 1997)      8.125-5.0%   8.75-5.0%   9.375-5.0%
Return on Plan Assets       5.5%        5.5%         5.5%

Effects of increasing the healthcare trend rates by one percentage point in each year are summarized below:


                                1997    1996     1995
                              In thousands of dollars
--------------------------------------------------------
Increase Accumulated
  Postretirement Benefit
  Obligation By                $2,500   2,400   2,300
Increase Postretirement
  Benefit Cost By              $  400     350     300

OPERATIONS BY GEOGRAPHIC AREAS

Information concerning the Company's operations in different geographic areas at December 31, 1997, 1996, and 1995, and for the years then ended is presented below.

Operating profit is revenue less all costs and expenses other than general corporate expenses, interest expense and income taxes. Operating profit for North America includes costs of $3,300,000 and $19,436,000 for 1997 and 1996, respectively, related to the closure of the Santa Cruz factory.

Identifiable assets are those involved in the operations in each geographic area and include all of the assets of associated companies. Marketable equity securities held by the Parent Company are not distributed to geographic areas, and the related dividend income is included in the adjustments and eliminations line.


                                                        1997              1996              1995
                                                                            In thousands of dollars

REVENUES:
     North America (principally U.S.)                $  929,015           909,540           922,185
     Europe                                             828,415           769,671           703,349
     Asia, Pacific & Other                              260,848           218,043           189,619
     Adjustments and Eliminations                       (64,104)          (46,653)          (45,411)
                                                     ----------         ---------         ---------
Total Revenues                                       $1,954,174         1,850,601         1,769,742
                                                     ==========         =========         =========

OPERATING PROFIT:
     North America (principally U.S.)                $  177,025           166,035           177,563
     Europe                                             176,961           153,513           141,737
     Asia, Pacific & Other                               41,962            40,866            33,975
     Adjustments and Eliminations                           394               723              (300)
                                                     ----------         ---------         ---------
                                                        396,342           361,137           352,975

Interest and General Corporate Expenses                  (2,102)           (2,025)           (2,744)
                                                     ----------         ---------         ---------
Earnings Before Income Taxes                         $  394,240           359,112           350,231
                                                     ==========         =========         =========

IDENTIFIABLE ASSETS USED IN OPERATIONS:
     North America (principally U.S.)                $  706,309           665,172           598,214
     Europe                                             446,523           409,154           353,625
     Asia, Pacific & Other                              165,400           144,933           126,931
     Adjustments and Eliminations                        (1,481)           (4,241)              622
                                                     ----------         ---------         ---------
                                                      1,316,751         1,215,018         1,079,392

Corporate Assets                                         26,375            18,525            19,827
                                                     ----------         ---------         ---------
Total Assets                                         $1,343,126         1,233,543         1,099,219
                                                     ==========         =========         =========

MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

Management of the Wm. Wrigley Jr. Company is responsible for the preparation and integrity of the financial statements and related information presented in this Annual Report. This responsibility is carried out through a system of internal controls to ensure that assets are safeguarded, transactions are properly authorized and financial records are accurate.

These controls include a comprehensive internal audit program, written financial policies and procedures, appropriate division of responsibility, and careful selection and training of personnel. Written policies include a Code of Business Conduct prescribing that all employees maintain the highest ethical and business standards.

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

Chicago, Illinois
January 28, 1998

REPORT OF INDEPENDENT AUDITORS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE WM. WRIGLEY JR.
COMPANY

We have audited the accompanying consolidated balance sheet of the Wm. Wrigley Jr. Company and associated companies at December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Wm. Wrigley Jr. Company and associated companies at December 31, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Chicago, Illinois
January 28, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS


NET SALES

Consolidated net sales for 1997 increased $101,034,000 or 6% from 1996. Net sales for 1997 were favorably impacted by higher unit volume and selected selling price increases in international markets, mainly in Europe, and the full year impact of 1996 price increases in North America, primarily the U.S and Canada. Higher shipments increased net sales 8%, while selected selling price changes increased net sales about 3%. Translation of foreign currency sales to a stronger U.S. dollar reduced reported net sales by 5%. North American 1997 net sales were essentially unchanged from 1996, as the full year impact of 1996 price increases in the U.S. and Canada offset lower shipments. In total, North American shipments decreased by 2% from the previous year's level mainly due to lower unit shipments at Amurol Confections and lower U.S. shipments of Wrigley brands.

International 1997 net sales increased by 20%, excluding the effects of foreign currency translation. Unit volume increased 17% in 1997, with customer shipments to emerging markets such as China and Eastern Europe accounting for most of the volume gain.

Consolidated net sales for 1996 were up $81,056,000 or 5% from 1995. Net sales for 1996 were favorably affected by higher international unit volume and selected selling price increases mainly in Europe and North America. Higher shipments increased net sales by 5%, while selected selling price changes increased net sales about 2%. Translation of foreign currency sales to a stronger U.S. dollar reduced reported net sales by 2%. North American 1996 net sales were down more than 1% from 1995. The 1996 price increases in the U.S. and Canada tended to offset volume declines. In total, North American shipments decreased by 4% from the previous year's level. At Amurol Confections, lower unit shipments reduced North American volume about 2%. Decreased sales to Mexico and lower U.S. shipments of Wrigley brands reduced overall North American volume about 2%.

International 1996 net sales increased by 15%, excluding the effects of foreign currency translation. Unit volume increased 10%, with customer shipments to emerging markets such as China and Eastern Europe accounting for most of the volume gain.


INVESTMENT AND OTHER INCOME

In 1997, consolidated investment and other income increased
$2,539,000 or 17% from 1996, mainly due to higher average investment balances worldwide.

In 1996, consolidated investment and other income decreased
$197,000 or 1% from 1995, mainly due to lower average yields.


COST OF SALES AND GROSS PROFIT

In April 1996, as part of a plan to realign U.S. production capacity, the Company announced its intent to close its Santa Cruz, California factory and transfer, retire, or terminate the 311 employees at that factory by the second quarter of 1997. In 1996, the Company provided $17,000,000 for related closure costs covering employee severance and costs to maintain and sell the property and incurred $2,436,000 for employee relocation, training, and other transition costs related to this plan for a total charge of $19,436,000.

In 1997, the Company incurred $3,300,000 for employee relocation, training and other transition costs. With the realignment of production and related efficiencies, the Company estimates that its U.S. operating costs were $7,700,000 lower than would otherwise have been the case, resulting in a 1997 net savings of approximately $4,400,000.

Consolidated cost of sales for 1997 increased $32,883,000 or 4% from 1996. Excluding the effect of foreign currency translation, 1997 cost of sales increased by about 9% from 1996 mainly due to increased international volume. Excluding the Santa Cruz factory closure costs, consolidated gross profit in 1997 was $1,089,655,000, an increase of $68,151,000 or nearly 7% from 1996.
The consolidated gross profit margin on net sales was 56.3% for 1997, up nearly 1% from the 1996 gross margin of 55.6%, reflecting lower international product costs and savings from the above mentioned realignment.

In 1996, consolidated cost of sales increased $36,464,000 or nearly 5% from 1995 mainly due to international volume gains and higher product costs. Excluding the effect of foreign currency translation, the cost of sales increase was about 8% from 1995. Excluding the Santa Cruz factory closure costs, consolidated gross profit in 1996 was $1,021,504,000, an increase of $44,592,000 or nearly 5% from 1995. The consolidated gross profit margin on net sales was 55.6% for 1996, compared to a gross margin of 55.7% for 1995.


PAGE>


SELLING, DISTRIBUTION, AND GENERAL
ADMINISTRATION EXPENSES

Consolidated 1997 selling, distribution, and general administration expenses increased $51,837,000 or 8% from 1996. Excluding the effects of foreign currency translation, the increase was about 13% in 1997, mainly due to higher international selling and marketing expenditures.

In 1996, consolidated selling, distribution, and general administration expenses increased $16,936,000 or 3% from 1995.
Excluding the effects of foreign currency translation, the increase was about 5% in 1996, mainly due to higher international selling and marketing activities.

As a percentage of consolidated net sales, the expenses were:


                              1997    1996     1995
Selling and Marketing         26.5%   25.5%   26.0%
Distribution and General
  Administration              10.1%   10.3%   10.4%
                              -----   -----   -----
                              36.6%   35.8%   36.4%
                              -----   -----   -----


INCOME TAXES

Income taxes in 1997 decreased $6,226,000 or 5% from 1996. The effective consolidated income tax rate was 31.1% in 1997 and 35.9% in 1996. The lower effective tax rate in 1997 is mainly from tax credits.

Income taxes in 1996 increased $2,348,000 or 2% from 1995. The effective consolidated income tax rate was 35.9% in 1996 and 36.1% in 1995.


NET EARNINGS

Consolidated net earnings in 1997, including costs related to the Santa Cruz factory closure, increased $41,354,000 and $0.35 per share or 18% from 1996. Excluding factory closure costs, 1997 net earnings increased $30,509,000 and $.26 per share or 12%.

Consolidated net earnings in 1996, including costs related to the Santa Cruz factory closure, increased $6,533,000 and $.06 per share or 3% from 1995. Excluding factory closure costs, 1996 net earnings increased $19,523,000 and $.17 per share or 9%.

LIQUIDITY AND CAPITAL RESOURCES

ADDITIONS TO PROPERTY, PLANT, AND EQUIPMENT

Capital expenditures for 1997 were $126,509,000, an increase of $24,532,000 from 1996 capital expenditures of $101,977,000. The 1996 capital expenditures were essentially even with 1995 capital expenditures. All of the capital expenditures for 1997 and 1996 were funded from the Company's cash flow from operations.
Additions to property, plant, and equipment in 1998 are expected to be above 1997 capital expenditures and are also planned to be funded from the Company's cash flow from operations.


CURRENT RATIO

The Company has a current ratio (current assets divided by current liabilities) in excess of 3 to 1 at December 31, 1997 and 1996.

OTHER MATTERS

SALE OF THE SANTA CRUZ FACTORY

On January 22, 1998, the Company sold its real estate holding in Santa Cruz, California. In the first quarter of 1998, the Company expects to record a pretax gain of approximately $10,000,000 and net earnings of approximately $6,500,000 or $.06 per share from the sale of the property.


YEAR 2000

The Company recognizes the potential business impacts related to the Year 2000 technology issue. The issue is one where computer systems may recognize the designation "00" as 1900 when it means 2000, resulting in processing failures or errors. The Company began to address this issue in 1995, and is currently implementing appropriate measures to ensure its business operations are not impeded by the millennium change. The Company has made and will continue to make investments in its computer systems and business processes to ensure they are year 2000 compliant. In 1997, the Company incurred approximately $5,000,000 related to this issue and expects to incur approximately $10,000,000 in 1998. Costs incurred after 1998 are not expected to be significant.


MARKET RISK

Inherent in the Company's operations are certain risks related to foreign currency, interest rates, and the equity markets. The Company identifies these risks and mitigates their financial impact through its corporate policies and hedging activities. The Company has determined that movements in market values of financial instruments used to mitigate identified risks are not expected to have a material impact on future earnings, cash flows, or reported fair values.

SELECTED FINANCIAL DATA


                                        1997              1996              1995              1994

OPERATING DATA

Net Sales                            $1,937,021         1,835,987         1,754,931         1,596,551

Cost of Sales                           847,366           814,483           778,019           697,442

Income Taxes                            122,614           128,840           126,492           122,746

Earnings before factory closure in
     1997 and 1996, nonrecurring
     gain on sale of Singapore
     property in 1994, and
     cumulative effect of accounting
     changes in 1992                    273,771           243,262           223,739           205,767

     --Per Share of Common Stock           2.36              2.10              1.93              1.77
          (basic and diluted)

Net Earnings                            271,626           230,272           223,739           230,533
     --Per Share of Common Stock           2.34              1.99              1.93              1.98
          (basic and diluted)

Dividends Paid                          135,680           118,308           111,401           104,694
     --Per Share of Common Stock           1.17              1.02               .96               .90
     --As a Percent of Net Earnings          50%               51%               50%               45%

Dividends Declared
     --Per Share of Common Stock           1.19              1.02               .99               .94

Average Shares Outstanding              115,964           115,983           116,066           116,358

---------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA

Net Property, Plant and Equipment    $  430,474           388,149           347,491           289,420

Total Assets                          1,343,126         1,233,543         1,099,219           978,834

Working Capital                         571,857           511,272           458,683           413,414

Stockholders' Equity                    985,379           897,431           796,852           688,470

Return on Average Equity                   28.9%             27.2%             30.1%             36.5%

Stockholders at Close of Year            36,587            34,951            28,959            24,078

Employees at Close of Year                8,200             7,800             7,300             7,000

Market Price of Stock--High              82.063            62.875            54.000            53.875

                     --Low               54.563            48.375            42.875            38.125


       1993        1992        1991        1990       1989      1988      1987
                 In thousands of dollars and shares except for per share amounts


     1,428,504   1,286,921   1,148,875   1,110,639   992,853   891,392   781,059

       617,156     572,468     507,795     508,957   451,773   392,460   338,081

       103,944      83,730      79,362      70,897    64,277    53,491    52,863

       174,891     148,573     128,652     117,362   106,149    87,236    70,145

          1.50        1.27        1.09        1.00       .90       .73       .56

       174,891     141,295     128,652     117,362   106,149    87,236    70,145
          1.50        1.21        1.09        1.00       .90       .73       .56

        87,344      72,511      64,609      58,060    53,506    43,591    35,080
           .75         .62         .55         .49       .45       .36       .28
            50%         51%         50%         49%       50%       50%       50%

           .75         .63         .55         .51       .47       .37       .29

       116,511     117,055     117,517     117,743   118,035   120,308   125,006

------------------------------------------------------------------------------------

       239,868     222,137     201,386     188,959   171,951   155,260   151,425

       815,324     711,372     625,074     563,665   498,624   440,400   407,350

       343,132     299,149     276,047     229,735   186,588   165,430   149,154

       575,182     498,935     463,399     401,386   342,994   308,538   288,965

          32.6%       29.4%       29.8%       31.5%     32.6%     29.2%     24.1%

        18,567      14,546      11,086      10,497    10,218     9,440     9,351

         6,700       6,400       6,250       5,850     5,750     5,500     5,500

        46.125      39.875      27.000      19.750    17.917    13.750    11.833

        29.500      22.125      16.375      14.583    11.833    10.667     6.500

QUARTERLY DATA

CONSOLIDATED RESULTS

                                               NET SALES    COST OF SALES      NET EARNINGS

                                                                            AMOUNT    PER SHARE
                                           In thousands of dollars except for per share amounts
-----------------------------------------------------------------------------------------------
1997
     FIRST QUARTER                             $  447,607         196,066    62,849         .54
     SECOND QUARTER                               521,272         225,348    76,647         .66
     THIRD QUARTER                                481,938         208,931    69,526         .60
     FOURTH QUARTER                               486,204         217,021    62,604         .54
                                               ----------       ---------   -------       -----
          TOTAL                                $1,937,021         847,366   271,626        2.34
                                               ==========       =========   =======       =====
1996
     First Quarter                             $  426,674         187,864    57,613         .50
     Second Quarter(1)                            483,625         214,217    57,043         .49
     Third Quarter                                462,425         203,782    61,207         .53
     Fourth Quarter                               463,263         208,620    54,409         .47
                                               ----------       ---------   -------        ----
          Total                                $1,835,987         814,483   230,272        1.99
                                               ==========       =========   =======        ====

(1) Net earnings and earnings per share for the 2nd quarter 1996 included charges of $11,200,000 and $.10 respectively from the closure of the Santa Cruz factory.

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


                                                                  1997                                     1996

                                                        HIGH                 LOW                  HIGH               LOW
First Quarter                                       $62 1/2              54 9/16               62 7/8             52 1/4
Second Quarter                                       71 3/8              55 3/4                59 5/8             49
Third Quarter                                        77 5/16             67 1/8                61 3/8             48 3/8
Fourth Quarter                                       82 1/16             64 7/8                62                 55 1/8


DIVIDENDS

The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class B Common
Stock for the two most recent years.


                                                   1997                      1996

                                          REGULAR   EXTRA   TOTAL   REGULAR   EXTRA   TOTAL
First Quarter                                $.19             .19       .17             .17
Second Quarter                                .19             .19       .17             .17
Third Quarter                                 .19             .19       .17             .17
Fourth Quarter                                .19     .43     .62       .17     .34     .51
                                            -----     ---   -----       ---     ---    ----
     Total                                   $.76     .43    1.19       .68     .34    1.02
                                            =====     ===   =====       ===     ===    ====

ELECTED OFFICERS -- 1997

William Wrigley
President & Chief Executive Officer

Douglas S. Barrie
Group Vice President

Ronald O. Cox
Group Vice President

John F. Bard
Senior Vice President

Martin J. Geraghty
Senior Vice President -- Manufacturing

William Wrigley, Jr.
Vice President

Donald E. Balster
Vice President -- Production

Gary R. Bebee
Vice President -- Customer Marketing

David E. Boxell
Vice President -- Personnel

J. E. Dy-Liacco
Vice President -- International
(retired December 31, 1997)

Susan S. Fox
Vice President -- Consumer Marketing

Philip G. Hamilton
Vice President -- International

Shaun Kim
Vice President -- Engineering

Dennis R. Mally
Vice President -- Information Services

Jon Orving
Vice President -- International

Dushan Petrovich
Vice President -- Controller

Stefan Pfander
Vice President -- International and
Managing Director -- Europe

Wm. M. Piet
Vice President -- Corporate Affairs,
Secretary and Assistant to the President

John A. Schafer
Vice President -- Purchasing

Philip G. Schnell
Vice President -- Research & Development

Christafor E. Sundstrom
Vice President -- Corporate Development

Philip C. Johnson
Senior Director -- Benefits and Compensation

Alan J. Schneider
Treasurer

John H. Sutton
General Manager -- Converting Division

BOARD OF DIRECTORS -- 1997

LOGO
-------------------------------------------------
WILLIAM WRIGLEY
Director of the Company since 1960
Joined the Wm. Wrigley Jr. Company in 1956
President & Chief Executive Officer since 1961
Director, Texaco, Inc., since 1974
Director, American Home Products Corp., since 1981
Director, Grocery Manufacturers of America, since 1983

COMMITTEES OF THE
BOARD OF DIRECTORS


AUDIT

CHARLES F. ALLISON III chairman

THOMAS A. KNOWLTON

PENNY PRITZKER

STEVEN B. SAMPLE

RICHARD K. SMUCKER


COMPENSATION

ROBERT P. BILLINGSLEY chairman

CHARLES F. ALLISON III

LEE PHILLIP BELL

THOMAS A. KNOWLTON


NOMINATING

RICHARD K. SMUCKER chairman

LEE PHILLIP BELL

ROBERT P. BILLINGSLEY

PENNY PRITZKER

LOGO

CHARLES F. ALLISON III
Director of the Company since 1980
Joined Booz-Allen & Hamilton in 1958
Partner of Counsel since 1996
Senior Vice President (1977-96)

LOGO


DOUGLAS S. BARRIE
Director of the Company since 1996
Joined the Wm. Wrigley Jr. Company in 1983
Group Vice President since 1984

LOGO


LEE PHILLIP BELL
Director of the Company since 1981
Director, Bell Phillip TV Productions, since 1980
Co-Creator, The Bold and the Beautiful and
  The Young and the Restless

LOGO

ROBERT P. BILLINGSLEY
Director of the Company since 1977
Executive Vice President, WLD Enterprises (1987-94)
Vice President, Northern Trust Bank of Florida (1981-86)
Vice President, Northern Trust Company (1966-81)
(retiring March 3, 1998)

LOGO

THOMAS A. KNOWLTON
Director of the Company since 1996
Joined the Kellogg Company in 1980
Executive Vice President since 1992
President, Kellogg North America, since 1994
President, Kellogg Europe (1992-94)

LOGO

PENNY PRITZKER
Director of the Company since 1994
President, Classic Residence by Hyatt, since 1987
Partner, Pritzker & Pritzker, since 1985
President, Penguin Group L.P., since 1989
Director, Coast-to-Coast Financial Corporation, since 1990

LOGO

STEVEN B. SAMPLE
Director of the Company since 1997
President, University of Southern California, since 1991
President, State University of New York, Buffalo (1982-91)
Director, Presley Companies, since 1991
Director, Unova, Inc., since 1997

LOGO

ALEX SHUMATE
Director of the Company since 1998
Joined law firm of Squire, Sanders & Dempsey in 1988
Managing Partner of the Columbus Office since 1991
Chief Counsel and Deputy Chief of Staff
  to Governor of Ohio (1985-88)
Director, Banc One Corporation, since 1993
Director, Intimate Brands, Inc., since 1996
(elected January 28, 1998)

LOGO

RICHARD K. SMUCKER
Director of the Company since 1988
Joined The J. M. Smucker Company in 1972
President since 1987 and Director since 1975
Director, Sherwin-Williams Company, since 1991
Director, International Multifoods, Inc., since 1997

LOGO

WILLIAM WRIGLEY, JR.
Director of the Company since 1988
Joined the Wm. Wrigley Jr. Company in 1985
Vice President since 1991
Assistant to the President (1985-92)
Director, The J. M. Smucker Company, since 1991

STOCKHOLDER INFORMATION


STOCKHOLDER INQUIRIES

Any inquiries about your Wrigley stockholdings should be directed to:
  Stockholder Relations
  Wm. Wrigley Jr. Company
  410 North Michigan Avenue
  Chicago, Illinois 60611
  1-800-824-9681

For additional information about the Company, please visit our Internet home page at: http://www.wrigley.com

--------------------------------------------------------
CAPITAL STOCK

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

All shares purchased through the Plan are retained in a DRP account, so there are no certificates that could be lost, misplaced, or stolen. Additionally, once a DRP account is established, a participant can deposit any Wrigley stock certificates held outside the Plan into the account for safekeeping. The Company pays all brokerage and administrative costs associated with the DRP.

Nearly 27,000 or 73% of the Company's stockholders of record currently participate in the DRP. A brochure fully describing the Plan and its enrollment procedure is available upon request.


STOCK CERTIFICATES

For security and tax purposes, stockholders should keep a record of all of their stock certificates. The record should be kept in a separate place from the certificates themselves and should contain the following information for each certificate: exact registration, number of shares, certificate number, date of certificate, and the original cost of the shares.

If a stock certificate is lost or stolen, notification should be sent to the Company immediately. The transfer agent has two requirements to be met before a new certificate will be issued -- a completed affidavit and payment for an indemnity bond based on the current market value of the lost or stolen stock. The replacement of a certificate will take about a week to ten days. Even if a certificate is lost or stolen, the stockholder will continue to receive dividends on those shares while the new certificate is being issued.

A transfer of stock is required when the shares are sold or when there is any change in name or ownership of the stock. To be accepted for transfer, the stockholder's signature on the certificate or stock power must receive a Medallion Signature Guarantee by a qualified financial institution that participates in the Medallion Guarantee program. A verification by a notary public is not sufficient. Anytime a certificate is mailed, it should be sent registered mail, return receipt requested.


CONSOLIDATION OF MULTIPLE ACCOUNTS

To avoid receiving duplicate mailings, stockholders with more than one Wrigley account may want to consolidate their shares. For more information, please contact the Company.


COMPANY PUBLICATIONS

The Company's 1997 annual report to the Securities and Exchange
Commission on Form 10-K is expected to be available on or about
April 3, 1998.

Other publications that are currently available include:

  The Wrigley Way: Continuing our Legacy of
     Social Responsibility
  The Story of Chewing Gum and the
     Wm. Wrigley Jr. Company
  A Historical Look at the Wrigley Building

Requests for these publications should be addressed to Corporate
Communications at the main office of the Company. They are also available for review at our Internet home page
(http://www.wrigley.com).


TRANSFER AGENT AND REGISTRAR

The First Chicago Trust Company of New York
P. O. Box 2500
Jersey City, New Jersey 07303-2500
1-800-446-2617

CORPORATE FACILITIES AND PRINCIPAL ASSOCIATED COMPANIES -- 1997

CORPORATE FACILITIES         PRINCIPAL ASSOCIATED COMPANIES
HEADQUARTERS
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611
PRODUCTION FACILITIES
Chicago, Illinois
Gainesville, Georgia
                             DOMESTIC

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

Wrigley Canada Inc.*
Don Mills, Ontario, Canada

Wrigley Chewing Gum Company Ltd.*
Guangzhou, Guangdong,
People's Republic of China

Wrigley s.r.o.
Prague, Czech Republic

The Wrigley Company Limited*
Plymouth, England, U.K.

Oy Wrigley Scandinavia Ab
Turku, Finland

Wrigley France S.N.C.*
Biesheim, France

Wrigley G.m.b.H.
Munich, Germany

Wrigley N.V.
Amsterdam, Holland

The Wrigley Company (H.K.) Limited
Hong Kong

Wrigley Hungaria, Kft.
Budapest, Hungary

Wrigley India Private Limited*
Bangalore, Karnataka, India

Wrigley Israel Ltd.
Herzeliya-Pituach, Israel

Wrigley & Company, Ltd., Japan
Tokyo, Japan

The Wrigley Company (East Africa)
Limited*
Nairobi, Kenya

The Wrigley Company (Malaysia)
Sdn. Bhd.
Kuala Lumpur, Malaysia

The Wrigley Company (N.Z.) Limited
Auckland, New Zealand

Wrigley Scandinavia AS
Oslo, Norway

The Wrigley Company (P.N.G.)
Pty. Ltd.
Port Moresby, Papua, New Guinea

Wrigley Philippines, Inc.*
Pasig, Metro Manila, Philippines

Wrigley Poland Sp zo.o.*
Poznan, Poland

Wrigley Romania Produse
Zaharoase SRL
Bucharest, Romania

Wrigley T.O.O.
Moscow, Russia
St. Petersburg, Russia (branch)**

Wrigley Slovakia, s.r.o.
Banska Bystrica, Slovakia

Wrigley d.o.o.
Ljubljana, Slovenia

Wrigley Co., S.A.
Santa Cruz de Tenerife
Canary Islands, Spain

Wrigley Scandinavia AB
Stockholm, Sweden

Wrigley Taiwan, Limited*
Taipei, Taiwan, R.O.C.
 * Denotes production facility.

** Under construction.