Form 10-K, Exhibit 13
period 1998-12-31
WRIGLEY WILLIAM JR CO
filed 1999-03-25
CIK 108601

THE GLOBE AND SPEAR
 WM. WRIGLEY JR. COMPANY ANNUAL REPORT 1998

The Wrigley Spear has been associated with the established brands of Wrigley's chewing gum since it was first used in 1893 and is recognized by consumers worldwide as a symbol of quality.

Back in the early 1970's, to reflect the Company's growing international presence, a Wrigley artist first depicted the Spear encircling the globe. The
Globe and Spear is now a registered trademark of the Wm. Wrigley Jr. Company. Wrigley brands are produced in 13 factories around the world and sold in over 140 countries. Wrigley's chewing gum represents a truly American product known throughout the world and enjoyed daily by millions.

                                                                                         CONTENTS

                                                                                      2  Wrigley at a Glance

                                                                                      4  President's Letter

                                                                                      6  Highlights

                                                                                      7  Consolidated Statement
                                                                                         of Earnings

                                                                                      8  Consolidated Balance
                                                                                         Sheet

                                                                                     10  Consolidated Statement
                                                                                         of Cash Flows

                                                                                     11  Consolidated Statement
                                                                                         of Stockholders'
                                                                                         Equity Including
                                                                                         Comprehensive Income

                                                                                     12  Accounting Policies
                                                                                         and Notes to
                                                                                         Consolidated Financial
                                                                                         Statements

                                                                                     20  Report of Management

                                                                                     21  Report of Independent
                                                                                         Auditors

                                                                                     22  Management's
                                                                                         Discussion and
                                                                                         Analysis

                                                                                     25  Quarterly Data

                                                                                     26  Selected Financial
                                                                                         Data

                                                                                     28  Corporate Facilities
                                                                                         and Principal
                                                                                         Associated Companies

                                                                                     29  Elected Officers

                                                                                     30  Board of Directors

                                                                                     32  Stockholder
                                                                                         Information

                               ANNUAL REPORT 1998
                       ---------------------------------





                                     [LOGO]





                       ---------------------------------
                            Wm. WRIGLEY Jr. Company

TO THE STOCKHOLDERS AND EMPLOYEES OF THE WM. WRIGLEY JR. COMPANY

Over the past year, the Wrigley team worldwide combined hard work and imagination to navigate through economic volatility in many of our international markets. Through their efforts, your Company achieved new highs in both sales and earnings in 1998. Net earnings also received a boost from the first quarter sale of the land and building in Santa Cruz, California, where Company operations ceased toward the end of 1996.

Our international associated companies, once again, drove the improvement in our overall results. The lion's share of our overseas markets recorded volume gains over the prior year. As was the case in 1997, the increased strength of the U.S. dollar relative to the majority of international currencies reduced consolidated sales and earnings gains for 1998. The dollar's strength, however, did moderate later in the year; and for the fourth quarter, there was essentially no translation impact on the Company's financial results.

Europe's volume growth rate exceeded that of any other region in 1998. Especially strong performances were recorded by the established markets of Western Europe, with gains in almost every market from Austria to the United Kingdom.

The overall positive results across Europe reflect the combined power of increased marketing investments and new product innovations. Airwaves(R), the world's first "vapor release" chewing gum, was a success during its first year in the United Kingdom, and subsequently has been rolled out in several other markets, the most significant of which is Germany. Supported by compelling advertising that effectively communicates a unique, new consumer benefit for chewing gum, Airwaves has added to your Company's business growth. Also helping to raise per capita consumption levels in the region were selective form and flavor introductions, particularly in the sugarfree category.

Those same product innovations, along with increased brand support and improved merchandising and distribution, led to significant progress across the markets of Central and Eastern Europe, with the notable exception of Russia. The decline of our business in Russia, resulting from the ruble's dramatic devaluation and subsequent economic difficulties, offset most of the solid volume increases recorded by our associates in markets such as Poland, Hungary and the Balkans. The net effect in 1998 was that Central and Eastern Europe as a whole experienced only a modest gain in shipments.

Our customers and consumers in Russia are slowly recovering from the economic turbulence. Throughout these trying times, we have stayed the course in Russia, keeping our organization intact and persisting with our advertising, merchandising and distribution efforts. Progress continues on our production facility in St. Petersburg; and consistent with our original schedule, the factory is expected to be up and running by the second quarter of 1999. Besides providing additional capacity, the plant will help shorten the supply chain in the vast Russian market, improving distribution efficiency and ensuring consumers can purchase the freshest possible Wrigley's products.

In the Asia/Pacific region, volume was up, but not as sharply as in recent years. As anticipated in last year's letter, growth in the region was dampened by the decline in value of various Asian currencies and subsequent instability in local economies. Selected price increases helped to minimize the negative financial impact of these devaluations, but contributed to significant volume declines in Indonesia, Malaysia and the Philippines. On the plus side, China and Hong Kong recorded large volume increases in 1998 due to strong sales of our long-established sugar brands, complemented in Hong Kong by the growth of our Extra(R) sugarfree brand. Higher sales of Extra also contributed to solid gains in Australia.

For 1998, China was, by far, the biggest single contributor to your Company's overall volume gain. Expansion of the Guangzhou factory has provided us with the capacity to extend distribution further into China; but penetrating the country's interior is a formidable task, and much work remains to be done. In addition, the recent completion of our replacement factory in the Philippines will enable us to better service the markets of Southeast Asia as they begin to emerge from their economic turmoil.

[WRIGLEY LETTERHEAD]

In North America, 1998 results were mixed. Our U.S. business matched 1997's volume, while Wrigley Canada's shipments improved over the prior year.

Within the U.S. market, Extra and Winterfresh(R) turned in the best brand performances in 1998. Building on its momentum from the second half of 1997, Extra recorded strong volume gains as consumers continued to respond positively to its improved, longer-lasting flavor and new advertising. Winterfresh added to its impressive track record. In 1998, just four years after its introduction, Winterfresh passed Doublemint(R) to become the top-selling, single flavor brand of chewing gum in the U.S.

Although the volume gains of Extra and Winterfresh were offset by declines for our other U.S. brands, overall we continued to outperform the total U.S. chewing gum market. Your Company gained a full market share point in a tough retail environment that was complicated by a variety of new chewing gum product introductions from a wide range of competitors.

Increased brand support and the implementation of "Value Pricing" helped advance our business in Canada. Price-marked at 35 cents Canadian, our new 5-stick packages led to notable volume gains for Wrigley's Spearmint(R), Doublemint, Juicy Fruit(R) and especially Big Red(R). Another highlight for Wrigley Canada was the continued strong performance of Excel(R), a sugarfree pellet product.

Although they remain among our smaller international markets, Mexico, the Caribbean and the countries we serve in Central and South America again recorded solid volume gains. By focusing on a tighter range of product offerings and boosting advertising and merchandising efforts, we were able to increase both the range and depth of our distribution in Latin America over the past year.

During 1998, our associates at Amurol Confections continued the practices that started to turn their business around at the end of 1997 -- tighter cost controls and more selective new product introductions. As a result, Amurol posted higher earnings in 1998. Sales, on the other hand, remained somewhat soft, as they did for the entire novelty bubble gum and confectionery category. Amurol is also placing greater emphasis on consumer advertising which has helped improve awareness of and interest in their new product offerings.

As we begin the new year, economic conditions remain unsettled in a number of your Company's international markets. Greater volatility is a risk we accepted, along with the potential rewards, when we expanded into the emerging markets of Central and Eastern Europe and Asia. To date, the benefits to the Company have far outweighed the complexities encountered, and we remain committed to building our business in these countries for the long haul.

To fully develop the potential of these markets, additional investment will be required -- in people, equipment, advertising and merchandising. Your Company's employee base will continue to increase as we expand the infrastructure needed to produce, market and distribute our high quality products in over 140 countries around the world. The capital portion of our 1999 investment in the business is expected to be in the same range as 1998's record expenditure.

Over the past year, computer system testing and modifications to address the Year 2000 challenge proceeded on time and on budget. While we still have some work to do, by far the largest portion of the spending on this project is now behind us. The Company remains on track to have its critical systems Year 2000 ready by the end of the first quarter, with some less sensitive applications to be dealt with later in 1999.

As we are about to enter the 21st Century, it is worth a look back to see how far our Company has come since it stood on the threshold of the 20th Century. In its best year prior to 1900, the Wrigley Company recorded about $40,000 in sales each month. Today, we record that much in sales every 10 minutes, around the clock. This striking comparison reflects the vast business improvement made possible by the efforts of our dedicated, hard-working employees, both past and present. Also appreciated is the loyalty through the years of our stockholders who have valued the Company's long-term perspective on investment and growth. With all of your support, we look forward to continuing to build our business through 1999 and into the next century.

Sincerely,

[WRIGLEY SIGNATURE]

William Wrigley


WRIGLEY at a glance
--------------------------------------------------------------------------------
      PRODUCTS        COMPANIES              PRODUCTION FACILITIES
      --------------------------------------------------------------------------
      CHEWING GUM/
      BUBBLE GUM      WRIGLEY                UNITED STATES  Chicago, Illinois
                      Over 140 countries                    Gainesville, Georgia
                      served


                                             CANADA         Don Mills, Ontario




                                             -----------------------------------

          [LOGO]
                                             ENGLAND       Plymouth

                                             FRANCE        Biesheim

                                             AUSTRIA       Salzburg

                                             POLAND        Poznan

                                             KENYA         Nairobi

                                             RUSSIA        St. Petersburg (1999)


                                             -----------------------------------


                                             AUSTRALIA     Sydney

                                             PHILIPPINES   Antipolo City

                                             TAIWAN        Taipei

                                             CHINA         Guangzhou

                                             INDIA         Bangalore


      -------------------------------------------------------------------------
      BUBBLE GUM/
      CONFECTIONS     AMUROL CONFECTIONS     UNITED STATES  Yorkville, Illinois
                      Over 50 countries
                      served




      -------------------------------------------------------------------------
      GUM BASE        L.A. DREYFUS           UNITED STATES  Edison, New Jersey

                                             FRANCE         Biesheim


      -------------------------------------------------------------------------
      FLAVORING       NORTHWESTERN FLAVORS   UNITED STATES  West Chicago,
                                                            Illinois



-----------------------------------------------------------------------------
     REGIONS SERVED                         MAJOR BRANDS
-----------------------------------------------------------------------------

   - North America        [WRIGLEY'S LOGO]        [P.K LOGO]

   - Latin America

                          [DOUBLEMINT LOGO]       [HUBBABUBBA LOGO]


-------------------------


   - Europe

   - Middle East          [JUICY FRUIT LOGO]      [ORBIT LOGO]

   - Africa


------------------------- [EXTRA LOGO]            [BIG RED LOGO]

   - Asia

   - Pacific

                          [FREEDENT LOGO]         [WINTERFRESH LOGO]

-----------------------------------------------------------------------------

     North America        [BUBBLE TAPE LOGO] [BUBBLEJUG LOGO] [CHECKBOOK LOGO]

     Latin America

     Europe               [OUCH! LOGO]       [BUBBLE          [SQUEEZEPOP LOGO]
                                              BEEPER LOGO]
     Middle East

     Africa

     Asia

     Pacific

-----------------------------------------------------------------------------

     All Wrigley production facilities
     (and some outside customers)


-----------------------------------------------------------------------------

     All Wrigley production facilities
     (and some outside customers)


HIGHLIGHTS OF OPERATIONS


                                                                1998                     1997
                                       In thousands of U.S. dollars except for per share amounts
----------------------------------------------------------------------------------------------------
NET SALES                                                    $2,004,719                1,937,021

EARNINGS BEFORE FACTORY CLOSURE AND SALE                     $  297,738                  273,771

--Per Share of Common Stock (basic and diluted)              $     2.57                     2.36

NET EARNINGS                                                 $  304,501                  271,626

--Per Share of Common Stock (basic and diluted)              $     2.63                     2.34

DIVIDENDS PAID                                               $  150,835                  135,680

--Per Share of Common Stock                                  $     1.30                     1.17

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT                   $  148,027                  126,509

STOCKHOLDERS' EQUITY                                         $1,157,032                  985,379

RETURN ON AVERAGE EQUITY                                           28.4%                    28.9%

STOCKHOLDERS AT CLOSE OF YEAR                                    38,052                   36,587

AVERAGE SHARES OUTSTANDING (000)                                115,964                  115,964

                           For additional historical financial data see page 26.

CONSOLIDATED STATEMENT OF EARNINGS


                                                        1998              1997              1996
                                          In thousands of U.S. dollars except for per share amounts
-------------------------------------------------------------------------------------------------------
EARNINGS

REVENUES:

Net sales                                            $2,004,719         1,937,021         1,835,987

Investment and other income                              18,636            17,153            14,614
                                                     ----------         ---------         ---------

     Total revenues                                   2,023,355         1,954,174         1,850,601
                                                     ----------         ---------         ---------

COSTS AND EXPENSES:

Cost of sales                                           848,363           847,366           814,483

Costs (Gains) related to factory closure and sale       (10,404)            3,300            19,436

Selling, distribution and general administrative        743,902           708,310           656,473

Interest                                                    615               958             1,097
                                                     ----------         ---------         ---------

     Total costs and expenses                         1,582,476         1,559,934         1,491,489
                                                     ----------         ---------         ---------

EARNINGS BEFORE INCOME TAXES                            440,879           394,240           359,112

INCOME TAXES                                            136,378           122,614           128,840
                                                     ----------         ---------         ---------

NET EARNINGS                                         $  304,501           271,626           230,272
                                                     ==========         =========         =========

-------------------------------------------------------------------------------------------------------
PER SHARE AMOUNTS

NET EARNINGS PER SHARE OF COMMON STOCK
  (BASIC AND DILUTED)                                $     2.63              2.34              1.99
                                                     ==========         =========         =========
DIVIDENDS PAID PER SHARE OF COMMON STOCK             $     1.30              1.17              1.02
                                                     ==========         =========         =========

                                 See accompanying accounting policies and notes.

CONSOLIDATED BALANCE SHEET


                                                                1998              1997
                                                             In thousands of U.S. dollars
---------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                    $  214,572           206,627

Short-term investments, at amortized cost                       137,112           120,728

Accounts receivable
     (less allowance for doubtful accounts:
     1998--$7,564; 1997--$7,524)                                194,977           175,967

Inventories--

     Finished goods                                              64,934            63,912

     Raw materials and supplies                                 191,174           183,480
                                                             ----------         ---------
                                                                256,108           247,392

Other current assets                                             25,376            30,538

Deferred income taxes--current                                   15,027            16,421
                                                             ----------         ---------
     Total current assets                                       843,172           797,673

MARKETABLE EQUITY SECURITIES, AT FAIR VALUE                      39,888            26,375

DEFERRED CHARGES AND OTHER ASSETS                                92,183            59,566

DEFERRED INCOME TAXES--NONCURRENT                                25,522            29,038

PROPERTY, PLANT AND EQUIPMENT, AT COST:

Land                                                             36,013            26,298

Buildings and building equipment                                310,212           277,808

Machinery and equipment                                         642,556           566,766
                                                             ----------         ---------
                                                                988,781           870,872

Less accumulated depreciation                                   468,691           440,398
                                                             ----------         ---------
     Net property, plant and equipment                          520,090           430,474
                                                             ----------         ---------
     TOTAL ASSETS                                            $1,520,855         1,343,126
                                                             ==========         =========


                                                                1998              1997
                                                  In thousands of U.S. dollars and shares
---------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable                                             $   76,691            71,001

Accrued expenses                                                 67,848            78,378

Dividends payable                                                23,222            22,034

Income and other taxes payable                                   49,491            53,460

Deferred income taxes--current                                    1,374               943
                                                             ----------         ---------
     Total current liabilities                                  218,626           225,816

DEFERRED INCOME TAXES--NONCURRENT                                40,312            30,874

OTHER NONCURRENT LIABILITIES                                    104,885           101,057

STOCKHOLDERS' EQUITY:

Preferred Stock--no par value
     Authorized: 20,000 shares
     Issued: None

Common Stock--no par value
     Common Stock
     Authorized: 400,000 shares
     Issued: 1998--93,007 SHARES; 1997--92,545 shares            12,401            12,339

     Class B Common Stock--convertible
     Authorized: 80,000 shares
     Issued and outstanding:
     1998--23,214 SHARES; 1997--23,676 shares                     3,095             3,157

Additional paid-in capital                                          272               226

Retained earnings                                             1,184,617         1,032,139

Common Stock in treasury, at cost
     (1998--111 SHARES; 1997--252 shares)                        (6,712)          (13,363)

Other comprehensive income--

     Foreign currency translation adjustment                    (61,339)          (65,034)

     Unrealized holding gains on marketable equity
     securities                                                  24,698            15,915
                                                             ----------         ---------
                                                                (36,641)          (49,119)
                                                             ----------         ---------
     Total stockholders' equity                               1,157,032           985,379
                                                             ----------         ---------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $1,520,855         1,343,126
                                                             ==========         ==========

                                 See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT OF CASH FLOWS


                YEAR ENDED DECEMBER 31,                  1998              1997             1996
                                                                      In thousands of U.S. dollars
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                           $ 304,501          271,626          230,272
     Adjustments to reconcile net earnings to net cash
          provided by operating activities:
     Depreciation                                         55,774           50,439           47,288
     (Gain) Loss on sales of property, plant and
          equipment                                          168           (1,141)          (1,771)
     Gain related to factory sale                        (10,404)              --               --
     (Increase) Decrease in:
          Accounts receivable                            (16,319)         (26,318)           2,154
          Inventories                                     (6,299)         (26,916)             973
          Other current assets                             5,332          (12,712)           3,777
          Other assets and deferred charges              (17,350)          11,123          (24,075)
     Increase (Decrease) in:
          Accounts payable                                 4,499            1,549              474
          Accrued expenses                                (3,869)          16,182                3
          Income and other taxes payable                  (4,445)           1,779            6,095
          Deferred income taxes                            9,826           (2,608)          (4,496)
          Other noncurrent liabilities                     2,433           11,475           25,149
                                                       ---------         --------         --------
Net cash provided by operating activities                323,847          294,478          285,843

INVESTING ACTIVITIES
     Additions to property, plant and equipment         (148,027)        (126,509)        (101,977)
     Proceeds from property retirements                   10,662            6,888           10,785
     Purchases of short-term investments                (109,292)        (156,553)         (78,549)
     Maturities of short-term investments                 92,676          153,550           61,157
                                                       ---------         --------         --------
Net cash used in investing activities                   (153,981)        (122,624)        (108,584)

FINANCING ACTIVITIES
     Dividends paid                                     (150,835)        (135,680)        (118,308)
     Common Stock purchased                               (7,679)          (3,676)          (6,779)
                                                       ---------         --------         --------
Net cash used in financing activities                   (158,514)        (139,356)        (125,087)
Effect of exchange rate changes on cash and cash
  equivalents                                             (3,407)          (7,104)           3,336
                                                       ---------         --------         --------
Net increase in cash and cash equivalents                  7,945           25,394           55,508
Cash and cash equivalents at beginning of year           206,627          181,233          125,725
                                                       ---------         --------         --------
Cash and cash equivalents at end of year               $ 214,572          206,627          181,233
                                                       =========         ========         ========

SUPPLEMENTAL CASH FLOW INFORMATION
     Income taxes paid                                 $ 133,530          126,925          130,499
                                                       =========         ========         ========
     Interest paid                                     $   1,164              900              631
                                                       =========         ========         ========
     Interest and dividends received                   $  19,458           16,598           14,477
                                                       =========         ========         ========

                                 See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
INCLUDING COMPREHENSIVE INCOME


                                                       CLASS                             COMMON                      TOTAL
                                 COMMON                  B      ADDITIONAL                STOCK        OTHER        STOCK-
                                 SHARES      COMMON    COMMON    PAID-IN     RETAINED      IN      COMPREHENSIVE   HOLDERS'
                               OUTSTANDING    STOCK    STOCK     CAPITAL     EARNINGS    TREASURY     INCOME        EQUITY
                                                                                     In thousands of U.S. dollars and shares
----------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995        91,322      $12,205   3,291       1,625       786,543   (10,178)       3,366        796,852
                                 ------      -------   -----      ------     ---------   -------      -------      ---------
Net earnings                                                                   230,272                               230,272
Other comprehensive income:
  Currency translation                                                                                 (6,678)        (6,678)
  Unrealized holding loss on
      marketable equity securities,
      net of $319 tax credit                                                                             (592)          (592)
                                                                                                                   ---------
  Total comprehensive income                                                                                         223,002
Dividends to shareholders                                                     (118,303)                             (118,303)
Treasury share purchases           (115)                                                 (6,779)                      (6,779)
Options exercised and
    stock awards granted             83                           (1,387)                 4,046                        2,659
Conversion from Class B Common
    to Common                       525          70      (70)                                                             --
                                 ------      -------   -----      ------     ---------   -------      -------      ---------
BALANCE DECEMBER 31, 1996        91,815      12,275    3,221         238       898,512   (12,911)      (3,904)       897,431
                                 ------      -------   -----      ------     ---------   -------      -------      ---------
Net earnings                                                                   271,626                               271,626
Other comprehensive income:
  Currency translation                                                                                (50,318)       (50,318)
  Unrealized holding gain on
      marketable equity securities,
      net of $2,748 tax                                                                                 5,103          5,103
                                                                                                                   ---------
  Total comprehensive income                                                                                         226,411
Dividends to shareholders                                                     (137,999)                             (137,999)
Treasury share purchases            (56)                                                 (3,676)                      (3,676)
Options exercised and
    stock awards granted             55                              (12)                 3,224                        3,212
Conversion from Class B Common
    to Common                       479          64      (64)                                                             --
                                 ------      -------   -----      ------     ---------   -------      -------      ---------
BALANCE DECEMBER 31, 1997        92,293      12,339    3,157         226     1,032,139   (13,363)     (49,119)       985,379
                                 ------      -------   -----      ------     ---------   -------      -------      ---------
Net earnings                                                                   304,501                               304,501
Other comprehensive income:
  Currency translation                                                                                  3,695          3,695
  Unrealized holding gain on
      marketable equity securities,
      net of $4,729 tax                                                                                 8,783          8,783
                                                                                                                   ---------
  Total comprehensive income                                                                                         316,979
Dividends to shareholders                                                     (152,023)                             (152,023)
Treasury share sales,
    net of purchases                104                                                   4,078                        4,078
Options exercised and
    stock awards granted             37                               46                  2,573                        2,619
Conversion from Class B Common
    to Common                       462          62      (62)                                                             --
                                 ------      -------   -----      ------     ---------   -------      -------      ---------
BALANCE DECEMBER 31, 1998        92,896      $12,401   3,095         272     1,184,617   (6,712)      (36,641)     1,157,032
                                 ======      =======   =====      ======     =========   =======      =======      =========

                                 See accompanying accounting policies and notes.

ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------
CONSOLIDATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of the Wm. Wrigley Jr. Company and its associated companies (the Company). The Company's principal business is manufacturing and selling chewing gum. All other businesses constitute less than 10% of combined revenues, operating profit and identifiable assets. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues and expenses. Actual results may vary from those estimates. Certain amounts reported in 1996 and 1997 have been reclassified to conform to the 1998 presentation.

--------------------------------------------------------
FACTORY CLOSURE AND SALE

In April, 1996, as part of a plan to realign U.S. production capacity, the Company announced its intent to close its Santa Cruz, California factory and transfer, retire or terminate the 311 employees at that factory by the second quarter of 1997. In 1996, the Company provided $17,000,000 for related closure costs covering employee severance and costs to maintain and sell the property and incurred $2,436,000 for employee relocation, training and other transition costs related to this plan for a total charge of $19,436,000. In 1997, the Company incurred $3,300,000 for employee relocation, training and other transition costs. As a result of these charges, net earnings per share are reduced by $.02 and $.11 per share in 1997 and 1996, respectively.

In the first quarter of 1998, the Company sold its real estate holding in Santa Cruz, California and recorded a pretax gain of approximately $10,404,000 and net earnings of approximately
$6,763,000 or $.06 per share. Proceeds from the sale of $7,434,000 are included in proceeds from property retirements in the consolidated statement of cash flows.

With the sale of its real estate holding in Santa Cruz, California, the Company's 1996 plan to realign U.S. production capacity is substantially complete.
--------------------------------------------------------
CASH AND CASH EQUIVALENTS

The Company considers all highly-liquid investments with original maturity of three months or less to be cash equivalents.

--------------------------------------------------------
ADVERTISING

The Company expenses all advertising costs in the year incurred.
Advertising expense was $291,344,000 in 1998, $279,689,000 in 1997 and $247,571,000 in 1996.

--------------------------------------------------------
INVESTMENTS IN DEBT & EQUITY SECURITIES

The Company's investments in debt securities, which typically mature in one year or less, are held to maturity and valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 1998 and December 31, 1997 were, respectively, $124,645,000 and $104,684,000 for municipal securities, and $12,467,000 and $16,044,000 for other debt securities. The average yield of municipal securities held at December 31, 1998 and December 31, 1997 is 4.03% and 4.28% respectively.

The Company's investments in marketable equity securities are held for an indefinite period. Application of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," resulted in unrealized holding gains of $37,997,000 at December 31, 1998 and $24,484,000 at December 31, 1997. Unrealized holding gains, net of the related tax effect, of $24,698,000 and $15,915,000 at December 31, 1998 and
1997, respectively, are included as components of accumulated other comprehensive income in stockholders' equity.

--------------------------------------------------------
INVENTORIES

Inventories are valued at cost on a last-in, first-out (LIFO) basis for U.S. companies and at the lower of cost (principally first-in, first-out basis) or market for international associated companies. Inventories totaled $256,108,000 and $247,392,000 at December 31, 1998 and 1997, respectively, including $106,750,000 and $104,801,000, respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $37,330,000 and $40,674,000 higher than reported at December 31, 1998 and 1997, respectively.

--------------------------------------------------------
DEPRECIATION

Depreciation is provided over the estimated useful life of the respective asset: buildings and building equipment -- 12 to 50 years; machinery and equipment -- 3 to 20 years. Depreciation is provided primarily by the straight-line method for international associated companies and by the accelerated method, with a change to straight-line in the latter years of useful life, for the U.S. companies. The amounts were:



                             1998      1997     1996
                         In thousands of U.S. dollars
---------------------------------------------------------

Straight-line               $35,602   32,485   30,489

Accelerated                 $20,172   17,954   16,799

--------------------------------------------------------
ACCRUED EXPENSES

Accrued expenses at December 31, 1998 and 1997 included $27,606,000 and $29,667,000 of payroll expenses, respectively.

--------------------------------------------------------
OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities at December 31, 1998, included liabilities for approximately $49,100,000 of deferred compensation and $17,600,000 for postretirement benefits. At December 31, 1997, they included liabilities for approximately $39,400,000 of deferred compensation and $18,000,000 for postretirement benefits.

--------------------------------------------------------
FOREIGN CURRENCY TRANSLATION
AND EXCHANGE CONTRACTS

The Company has determined that the functional currency for each associated company except for selected Eastern European entities is its local currency. As some Eastern European entities operate in economies which are considered to be highly inflationary, their functional currency is the U.S. dollar.

Certain foreign associated companies enter into forward exchange contracts and purchase currency options as nonspeculative hedges against future purchase commitments with other associated companies and outside vendors. In addition, the Parent Company enters into forward exchange contracts and purchases currency options as non-speculative hedges regarding known future royalty payments from, and net investments in, associated companies as well as known foreign currency commitments. Market value gains and losses, recognized at expiration of the contracts, offset foreign exchange gains or losses on the related transactions being hedged. At December 31, 1998, foreign exchange contracts for a number of currencies, primarily British pounds, French francs, German marks, and U.S. dollars, maturing at various dates through December 31, 1999, aggregated $163,765,000. Open foreign exchange contracts at December 31, 1997 aggregated $222,209,000. Unrealized gains or losses on these contracts were not significant as of either December 31, 1998 or 1997.

--------------------------------------------------------
DERIVATIVE INSTRUMENTS AND
HEDGING ACTIVITIES

In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for periods beginning after June 15, 1999, establishes accounting and reporting standards which require derivatives to be measured at fair value and recognized as assets or liabilities in the balance sheet. The Company's balance sheet and statements of earnings and cash flows will not be materially impacted by this statement, upon adoption.

--------------------------------------------------------
ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

In 1998, the Accounting Standards Executive Committee of the AICPA (AcSEC) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 which is effective for periods beginning after December 15, 1998, establishes guidelines on accounting for costs incurred related to internal-use software. The Company's balance sheet and statements of earnings and cash flows will not be materially impacted by this statement.

--------------------------------------------------------
COMMON STOCK

On March 5, 1997, stockholders approved the Company's Management Incentive Plan (1997 MIP). The 1997 MIP authorizes the granting of up to 5,000,000 shares of the Company's new or reissued Common Stock. The 1997 MIP was designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through equity-based incentives. In accordance with the 1997 MIP, shares of Wrigley stock or deferral share units may be awarded under the Long-Term Stock Grant and Stock Award programs. Deferral share units are also awarded to non-employee directors. Neither the cost to provide share and share units nor the number of shares which may be issued is material.

Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition and is convertible at any time into one share of Common Stock.

Additional paid-in capital primarily represents the excess of fair market value of Common Stock issued from treasury on the date the shares of stock were awarded over the average acquisition cost of the shares.

Treasury Stock may be acquired for the 1997 MIP plan or under a resolution the Board of Directors adopted at its meeting of August 18, 1993, authorizing the Company to purchase from time to time shares of the Company's Common Stock not to exceed $100,000,000 in aggregate price.

--------------------------------------------------------
INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of net deferred tax balances are as follows:



                                   1998        1997
                       In thousands of U.S. dollars
-------------------------------------------------------
Accrued Compensation, Pension
  and Postretirement Benefits    $ 25,592    24,506
Depreciation                      (14,300)  (13,465)
Unrealized Holding Gains          (13,297)   (8,569)
Factory Closure and Related
  Costs                               239     3,709
All Other--Net                        629     7,461
                                 --------   -------
Net Deferred Tax (Liability)
  Asset                          $ (1,137)   13,642
                                 ========   =======

Balance sheet classifications of deferred taxes are as follows:


                                   1998        1997
                       In thousands of U.S. dollars
-------------------------------------------------------
Deferred Tax Asset--
  Current                        $ 15,027    16,421
  Noncurrent                       25,522    29,038
Deferred Tax Liability--
  Current                          (1,374)     (943)
  Noncurrent                      (40,312)  (30,874)
                                 =========  =======
Net Deferred Tax (Liability)
  Asset                          $ (1,137)   13,642
                                 =========  =======

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $437,106,000 of undistributed earnings of international associated companies at December 31, 1998. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. If the earnings were not considered permanently invested, approximately $30,151,000 of deferred income taxes would have been provided.

Income taxes are based on pre-tax earnings which are distributed geographically as follows:


                           1998      1997        1996
                         In thousands of U.S. dollars
---------------------------------------------------------
Domestic                 $188,472   172,391   161,510
Foreign                   252,407   221,849   197,602
                         --------   -------   -------
                         $440,879   394,240   359,112
                         ========   =======   =======

Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 1998, 1997, and 1996 to the reported provision for income taxes is as follows:


                           1998      1997        1996
                         In thousands of U.S. dollars
---------------------------------------------------------
Provision at U.S.
  Federal Statutory Rate $154,276   137,984   125,690
State Taxes--Net            5,588     8,133     8,284
Foreign Tax Rates         (13,634)   (1,178)       34
Tax Credits
  (principally foreign)    (3,575)  (16,638)     (376)
Other--Net                 (6,277)   (5,687)   (4,792)
                         --------   -------   -------
                         $136,378   122,614   128,840
                         ========   =======   =======

The components of the provision for income taxes for 1998, 1997, and 1996 are:


                      CURRENT    DEFERRED     TOTAL
                       In thousands of U.S. dollars
-------------------------------------------------------
1998
    FEDERAL           $ 34,083      5,116    39,199
    FOREIGN             83,623      4,710    88,333
    STATE                8,846         --     8,846
                      --------      -----   -------
                      $126,552      9,826   136,378
                      ========    =======   =======

1997
    Federal           $ 28,054     (3,590)   24,464
    Foreign             84,168        982    85,150
    State               13,000         --    13,000
                      --------      -----   -------
                      $125,222     (2,608)  122,614
                      ========    =======   =======

1996
    Federal           $ 47,890     (6,205)   41,685
    Foreign             72,702      1,709    74,411
    State               12,744         --    12,744
                      --------      -----   -------
                     $ 133,336     (4,496)  128,840
                      ========    =======   =======

--------------------------------------------------------
RETIREMENT AND POSTRETIREMENT PLANS

In 1997, the Financial Accounting Standards Board issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." This statement, which is effective for periods beginning after December 15, 1997, modifies previous disclosure requirements. The Company's balance sheet and statement of earnings, and cash flows are not impacted by this statement.

The Company maintains noncontributory defined benefit plans covering substantially all of its employees in the U.S. and at certain international associated companies. Retirement benefits are a function of years of service and the level of compensation generally for the highest three consecutive salary years occurring within ten years prior to an employee's retirement date depending on the plan. The Company's policy is to fund within ERISA or other statutory limits to provide benefits earned to date and expected to be earned in the future.

To the extent that an individual's annual retirement benefit under the plan exceeds the limitations imposed by the Internal Revenue Code of 1986, as amended, and the regulations thereunder, such excess benefits may be paid from the Company's non-qualified, unfunded, noncontributory supplemental retirement plan.

Domestic plan assets consist primarily of high quality marketable fixed income and equity securities. Foreign plan assets consist primarily of contracts with insurance companies.

In addition, the Company maintains certain postretirement plans which provide limited health care benefits on a contributory basis and life insurance benefits in the U.S. and at certain international associated companies. The cost of postretirement benefits is provided during the employee's active working career.

The funded status of the defined benefit plans and postretirement benefit plans were as follows:



                                                           DEFINED                         POSTRETIREMENT
                                                        BENEFIT PLANS                      BENEFIT PLANS


                                                     1998            1997               1998            1997
                                                                    In thousands of U.S. dollars
------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit Obligation at Beginning of Year            $309,800         266,600           $ 27,900          25,400
Service Cost                                         11,400          10,900                900           1,000
Interest Cost                                        22,200          21,000              1,700           2,000
Plan Participants' Contributions                        300             300                 --              --
Plan Amendments                                          --           4,800                 --              --
Actuarial Loss (Gain)                                16,100          22,000             (3,100)            400
Other                                                  (700)         (3,400)                --              --
Benefits Paid                                       (13,500)        (12,400)              (700)           (900)
                                                   --------         -------           --------         -------
Benefit Obligation at End of Year                  $345,600         309,800           $ 26,700          27,900
                                                   --------         -------           --------         -------
CHANGE IN PLAN ASSETS
Fair Value at Beginning of Year                    $343,000         302,600           $  8,200           8,000
Actual Return on Plan Assets                         34,300          47,500              1,100           1,000
Employer Contribution                                 8,300           1,900              2,900             100
Plan Participants' Contributions                      1,800           1,700                 --              --
Other                                                  (200)          1,700                 --              --
Benefits Paid                                       (13,500)        (12,400)              (700)           (900)
                                                   --------         -------           --------         -------
Fair Value at End of Year                          $373,700         343,000           $ 11,500           8,200
                                                   --------         -------           --------         -------
Funded (Underfunded) Status of the Plan            $ 28,100          33,200            (15,200)        (19,700)
Unrecognized Net Actuarial (Gain) Loss              (31,100)        (44,700)            (2,400)          1,700
Unrecognized Prior Service Costs                     10,800          12,500                 --              --
Unrecognized Transition Asset                        (3,900)         (4,800)                --              --
                                                   --------         -------           --------         -------
Prepaid (Accrued) Benefit Cost                     $  3,900          (3,800)          $(17,600)        (18,000)
                                                   ========         =======           ========         =======

The following table provides amounts recognized in the balance sheet as of December 31:

                                                             DEFINED                    POSTRETIREMENT BENEFIT
                                                          BENEFIT PLANS                         PLANS

                                                       1998            1997              1998            1997
                                                                    In thousands of U.S. dollars
-------------------------------------------------------------------------------------------------------------------
Prepaid Benefit Cost                                  $ 8,900          2,800           $     --              --
Accrued Benefit Liability                              (5,000)        (6,600)           (17,600)        (18,000)
                                                      -------        -------           --------         -------
Net Amount Recognized                                 $ 3,900         (3,800)          $(17,600)        (18,000)
                                                      =======        =======           ========         =======

The Company's non-qualified, unfunded, noncontributory supplemental retirement plan has an accumulated benefit obligation in the amount of $5,800,000 and $4,900,000 at December 31, 1998 and 1997,
respectively.

The components of net pension and net periodic postretirement benefit costs are as follows:



                                                          DEFINED                              POSTRETIREMENT
                                                       BENEFIT PLANS                           BENEFIT PLANS


                                               1998         1997         1996            1998       1997       1996
                                                                  In thousands of U.S. dollars
---------------------------------------------------------------------------------------------------------------------------
Service Cost                                 $ 11,400       10,900       10,200         $  900      1,000      1,000
Interest Cost                                  22,200       21,000       18,900          1,700      2,000      1,800
Expected Return on Plan Assets                (30,400)     (25,600)     (23,100)          (300)     (300)      (200)
Amortization of Unrecognized Transition
  Assets                                         (900)        (800)        (800)            --        --         --
Prior Service Costs Recognized                  1,500        1,400         (100)            --        --         --
Recognized Net Actuarial Loss                  (1,200)        (800)          --           (100)       --         --
Other Pension Plans                             3,400        3,900        4,800             --        --         --
                                             --------      -------      -------         ------      -----      -----
Net Periodic Benefit Cost                    $  6,000       10,000        9,900         $2,200      2,700      2,600
                                             ========      =======      =======         ======      =====      =====


Assumptions used to determine net pension and net periodic postretirement benefit costs are as follows:



                                                          DEFINED                              POSTRETIREMENT
                                                       BENEFIT PLANS                           BENEFIT PLANS


                                               1998         1997         1996            1998       1997       1996
---------------------------------------------------------------------------------------------------------------------------
DISCOUNT RATE
  Domestic                                       6.75%        7.25%        7.50%          6.75%     7.25%      7.50%
  Foreign                                     6.0-8.0%     6.8-8.0%     7.5-9.0%          6.75%     7.25%      7.50%
LONG-TERM RATES OF RETURN ON PLAN ASSETS
  Domestic                                       9.00%        8.50%        8.50%          5.50%     5.50%      5.50%
  Foreign                                     7.0-8.0%     4.0-8.5%     7.0-9.0%            --        --         --
RATES OF INCREASE IN COMPENSATION LEVELS
  Domestic                                       4.75%        4.75%        4.75%            --        --         --
  Foreign                                     3.3-6.0%     0.0-5.0%     5.0-6.0%            --        --         --

A 7.5% annual rate of increase in the per capita cost of covered postretirement benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.0% for 2002 and remain at that level thereafter.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:


                                                                1% INCREASE    1% DECREASE
Effect on Postretirement Benefit Obligation                      $  2,400         (2,100)
Effect on Total of Service and Interest Cost Components          $    300           (300)

In addition to the defined benefit plans and postretirement benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at certain international associated companies. The plans cover full time employees and provide for contributions between 3% and 5% of salary. The Company's expense for the defined contribution plans totaled $4,100,000, $4,719,000, and $4,700,000 in 1998, 1997, and 1996
respectively.

-----------------------------------------------------------------
---------------
SEGMENT INFORMATION

In 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires disclosure of revenues and other information based on the way management organizes the segments of the business for making operating decisions and assessing performance.

Management organizes the Company's chewing-gum business based on geographic regions. Intercompany suppliers of flavors, gumbase, and wrapping materials are classified as "All Other". For operating profits, "All Other" also includes costs incurred at the corporate office, net of royalties received from associated companies.

Information by geographic region at December 31, 1998, 1997, and 1996 and for the years then ended is as follows:


 NET SALES                                              1998              1997              1996
                                                                           In thousands of U.S. dollars
---------------------------------------------------------------------------------------------------
North America, principally U.S.                      $  826,817           837,781           835,972
Europe                                                  900,794           830,300           773,049
Asia/Pacific/Latin America                              269,481           262,532           218,079
All Other                                               152,524           165,897           145,891
                                                     ----------         ---------         ---------
Gross Sales                                           2,149,616         2,096,510         1,972,991
Intersegment Sales                                     (144,897)         (159,489)         (137,004)
                                                     ----------         ---------         ---------
Net Sales                                            $2,004,719         1,937,021         1,835,987
                                                     ==========         =========         =========

Intersegment revenues are sales from intercompany suppliers of flavors and gumbase to the Company's chewing gum production facilities worldwide. Such revenues are valued on a cost-plus basis.


 OPERATING PROFITS                                      1998              1997              1996
                                                                           In thousands of U.S. dollars
-------------------------------------------------------------------------------------------------------
North America, principally U.S.                      $  217,888           208,471           218,108
Europe                                                  185,693           164,833           145,993
Asia/Pacific/Latin America                               40,333            35,381            34,723
All Other                                               (21,930)          (22,046)          (25,644)
                                                     ----------         ---------         ---------
Operating Profits                                       421,984           386,639           373,180
Other Income                                              8,491            10,901             5,368
                                                     ----------         ---------         ---------
Earnings Before Income Taxes, Factory Closure and
  Sale                                                  430,475           397,540           378,548
Gains (Costs) Related to Factory Closure and Sale        10,404            (3,300)          (19,436)
                                                     ----------         ---------         ---------
Earnings Before Income Taxes                         $  440,879           394,240           359,112
                                                     ==========         =========         =========

Management separates non-operating items such as foreign currency transaction gains and losses, investment income, and miscellaneous income and expense from operating profits. The non-operating items are classified as "Other Income".


 ASSETS                                                 1998              1997              1996
                                                                           In thousands of U.S. dollars
-------------------------------------------------------------------------------------------------------
North America, principally U.S.                      $  448,565           439,098           405,737
Europe                                                  562,356           466,120           426,058
Asia/Pacific/Latin America                              188,041           172,340           153,732
All Other                                                87,223            69,049            80,585
                                                     ----------         ---------         ---------
Assets Used in Operating Activities                   1,286,185         1,146,607         1,066,112
Corporate                                               234,670           196,519           167,431
                                                     ----------         ---------         ---------
Total Assets                                         $1,520,855         1,343,126         1,233,543
                                                     ==========         =========         =========

Assets are categorized based upon the geographic segment where they reside. Assets in "Corporate" consist principally of short-term investments and marketable equity securities which are held at the corporate office, as well as certain fixed assets.


                DEPRECIATION EXPENSE                    1998              1997              1996
                                                                           In thousands of U.S. dollars
-------------------------------------------------------------------------------------------------------
North America, principally U.S.                      $   15,961            16,077            16,437
Europe                                                   19,886            17,098            15,287
Asia/Pacific/Latin America                                6,784             5,464             4,810
All Other                                                 3,415             3,046             2,112
                                                     ----------         ---------         ---------
Depreciation Expense Related to Operating Activities     46,046            41,685            38,646
Corporate                                                 9,728             8,754             8,642
                                                     ----------         ---------         ---------
Total Depreciation Expense                           $   55,774            50,439            47,288
                                                     ==========         =========         =========

Depreciation expense is categorized consistent with the geographic region where the asset resides.


                CAPITAL EXPENDITURES                    1998              1997              1996
                                                                           In thousands of U.S. dollars
-------------------------------------------------------------------------------------------------------
North America, principally U.S.                      $   32,870            22,899            23,829
Europe                                                   86,761            49,965            52,205
Asia/Pacific/Latin America                               19,074            31,872            17,118
All Other                                                 6,825             3,370             3,590
                                                     ----------         ---------         ---------
Capital Expenditures for Operating Activities           145,530           108,106            96,742
Corporate                                                 2,938            20,065             5,585
                                                     ----------         ---------         ---------
Gross Capital Expenditures                              148,468           128,171           102,327
Intersegment Asset Transfers                               (441)           (1,662)             (350)
                                                     ----------         ---------         ---------
Net Capital Expenditures                             $  148,027           126,509           101,977
                                                     ==========         =========         =========

Capital expenditures are categorized based upon the geographic segment where the expenditure occurred. Intersegment asset transfers are primarily due to sales between production facilities worldwide. Asset sales are typically transferred at net book value.

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

Chicago, Illinois
January 27, 1999

REPORT OF INDEPENDENT AUDITORS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE WM. WRIGLEY JR.
COMPANY

We have audited the accompanying consolidated balance sheet of the Wm. Wrigley Jr. Company and associated companies at December 31, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Wm. Wrigley Jr. Company and associated companies at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Chicago, Illinois
January 27, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

--------------------------------------------------------
NET SALES

Consolidated net sales for 1998 increased $67,698,000 or over 3% from 1997. Net sales for 1998 were favorably affected by higher international unit volume and selected selling price increases. Higher shipments increased net sales by 4%, while selected selling price changes increased net sales by 2%. Translation of foreign currency sales to a stronger U.S. dollar reduced reported net sales by approximately 3%.

North American 1998 net sales decreased approximately 1% compared to 1997. The U.S. and Canadian markets maintained volume and net sales levels consistent with the prior year. At Amurol Confections, lower unit shipments reduced North American volume by about 1%.

International 1998 net sales increased by 11%, excluding the effects of foreign currency translation. Unit volume increased over 6%, with higher customer shipments to emerging markets such as Central and Eastern Europe and China offsetting lower volume in Russia and the Philippines.

Consolidated net sales for 1997 increased $101,034,000 or 6% from 1996. Net sales for 1997 were favorably impacted by higher unit volume and selected selling price increases in international markets, mainly in Europe, and the full year impact of 1996 price increases in North America, primarily the U.S. and Canada. Higher shipments increased net sales 8%, while selected selling price changes increased net sales about 3%. Translation of foreign currency sales to a stronger U.S. dollar reduced reported net sales by 5%.

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

--------------------------------------------------------
INVESTMENT AND OTHER INCOME

In 1998, consolidated investment and other income increased
$1,483,000 or 9% from 1997. In 1997, consolidated investment and other income increased $2,539,000 or 17% from 1996. In both years, the increase is mainly due to higher average investment balances worldwide.

--------------------------------------------------------
COST OF SALES AND GROSS PROFIT

In 1998, consolidated cost of sales increased $997,000 essentially constant with 1997. Excluding the effect of foreign currency translation, the cost of sales increase was about 3% from 1997. Excluding the effects of the Santa Cruz closure and sale, consolidated gross profit in 1998 was $1,156,356,000, an increase of $66,701,000 or 6% from 1997. The consolidated gross profit margin on net sales was 57.7% for 1998, up over 1% from the 1997 gross margin of 56.3%, mainly reflecting lower product costs.

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

--------------------------------------------------------
SELLING, DISTRIBUTION, AND GENERAL ADMINISTRATIVE EXPENSES

Consolidated 1998 selling, distribution, and general administrative expenses increased $35,592,000 or 5% from 1997. Excluding the effects of foreign currency translation, the increase was about 8% in 1998, mainly due to higher international selling and marketing expenditures.

In 1997, consolidated selling, distribution and general administrative expenses increased $51,837,000 or 8% from 1996.
Excluding the effects of foreign currency translation, the increase was about 13% in 1997, mainly due to higher international selling and marketing expenditures.

As a percentage of consolidated net sales, the expenses were:


                               1998    1997    1996

Selling and Marketing          26.9%   26.5%   25.5%
Distribution and General
  Administration               10.2%   10.1%   10.3%
                               -----   -----   -----
                               37.1%   36.6%   35.8%
                               =====   =====   =====


--------------------------------------------------------
INCOME TAXES

Income taxes in 1998 increased $13,764,000 or 11% from 1997. The effective consolidated income tax rate was 30.9% in 1998 and 31.1% in 1997.

Income taxes in 1997 decreased $6,226,000 or 5% from 1996. The effective consolidated income tax rate was 31.1% in 1997 and 35.9% in 1996. The lower effective tax rate in 1997 was mainly from tax credits.

--------------------------------------------------------
NET EARNINGS

Consolidated net earnings in 1998, including the gain related to the Santa Cruz transaction, increased $32,875,000 and $.29 per share or 12% from 1997. Excluding the effects of the Santa Cruz closure and sale, 1998 net earnings increased $23,967,000, and $.21 per share or 9%.

Consolidated net earnings in 1997, including costs related to the Santa Cruz factory closure, increased $41,354,000 and $.35 per share or 18% from 1996. Excluding factory closure costs, 1997 net earnings increased $30,509,000, and $.26 per share or 12%.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Capital expenditures for 1998 were $148,027,000, an increase of $21,518,000 from 1997 capital expenditures of $126,509,000. The 1997 capital expenditures represented an increase of $24,532,000 from the 1996 capital expenditures of $101,977,000. All of the capital expenditures for 1998 and 1997 were funded from the Company's cash flow from operations. Additions to property, plant, and equipment in 1999 are expected to approximate 1998 capital expenditures and are also planned to be funded from the Company's cash flow from operations.

--------------------------------------------------------
CURRENT RATIO

The Company has a current ratio (current assets divided by current liabilities) in excess of 3.5 to 1 at December 31, 1998 and 1997.

OTHER MATTERS
--------------------------------------------------------
SALE OF THE SANTA CRUZ FACTORY

In the first quarter of 1998, the Company sold its real estate holding in Santa Cruz, California and recorded a pretax gain of approximately $10,404,000 and net earnings of approximately
$6,763,000 or $.06 per share.

--------------------------------------------------------
YEAR 2000 READINESS DISCLOSURE

The Company recognizes the potential business impacts related to the Year 2000 issue. The issue is one where computer systems and microprocessors (embedded chips) may recognize the designation "00" as 1900 when it means 2000, resulting in processing failures or errors. The Company began to address this issue in 1995 and believes it has an effective program in place to resolve Year 2000 issues in a timely manner.

The Company has completed the assessment of its business critical systems and processes, and is essentially finished with the remediation of these business critical systems, including those involving suppliers, customers and other business partners. Work continues on the remaining systems and processes, both internal and external.

Most systems should be Year 2000 tested and ready by March 31, 1999, with work continuing on some low-risk equipment and minor issues throughout the year. Implementing our plan, as it now stands, will allow the Company to be fully ready by December 31, 1999.

The Company has certain pre-existing contingency arrangements and has established processes for creating other business critical contingency plans so that operations are not impeded by the millennium change. Appropriate contingency plans to deal with issues created by third parties, those over whom the Company has little or no control, will also be developed. This will be done on an "as needed" basis due to the difficulty of assessing third-party progress toward resolution of their Year 2000 issues.

Given the complexity of the Year 2000 issue, failure by the Company or its external business partners to achieve readiness could adversely affect the Company's operations. The Company believes that its readiness program, including the contingency plans, will minimize the effect of any temporary disruptions in the Company's operations that may occur.

The Company expects to incur approximately $15,000,000, including approximately $2,000,000 of capital spending, on all of its Year 2000 efforts. Approximately $5,000,000 was incurred in 1997 and $7,500,000 in 1998, with the remaining $2,500,000 expected to be incurred in 1999.

--------------------------------------------------------
EURO CONVERSION

On January 1, 1999, the exchange rates of eleven countries (Germany, France, the Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal, and Luxembourg) were fixed amongst one another and became the currencies of the EURO. The currencies of the eleven countries will remain in circulation until mid-2002. The EURO currency will be introduced on January 1, 2002. The Company does not expect future balance sheets and statements of earnings and cash flows to be materially impacted by the EURO conversion.

--------------------------------------------------------
MARKET RISK

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

--------------------------------------------------------
FORWARD-LOOKING STATEMENTS

Statements contained in this report may be considered to be forward looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward looking statements. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements to comply with the safe harbor under the Act. The Company notes that a variety of factors could cause actual results to differ materially from the anticipated results or expectations expressed in these forward looking statements.

Important factors that may influence the operations, performance, development and results of the Company's business include global and local business and economic conditions; currency exchange and interest rates; ingredients, labor, and other operating costs; insufficient or underutilization of manufacturing capacity; political or economic instability in local markets; competition; retention of preferred retail space; effective marketing campaigns or new product introductions; consumer preferences, spending patterns, and demographic trends; legislation and governmental regulation; accounting policies and practices; and failure of the Company's suppliers, customers or business partners to be Year 2000 ready.

We caution the reader that the list of factors may not be exhaustive. The Company undertakes no obligation to update any forward looking statement, whether as a result of new information, future events, or otherwise.

QUARTERLY DATA

CONSOLIDATED RESULTS

                                                  NET SALES      COST OF SALES        NET EARNINGS

                                                                                   AMOUNT     PER SHARE
                                              In thousands of U.S. dollars except for per share amounts
-------------------------------------------------------------------------------------------------------
1998
     FIRST QUARTER(1)                            $    469,319       200,393         76,106        .66
     SECOND QUARTER                                   541,162       226,854         84,542        .73
     THIRD QUARTER                                    493,955       207,140         73,095        .63
     FOURTH QUARTER                                   500,283       213,976         70,758        .61
                                                 ------------      --------       --------      -----
          TOTAL                                  $  2,004,719       848,363        304,501       2.63
                                                 ============      ========       ========      =====
1997
     First Quarter                               $    447,607       196,066         62,849        .54
     Second Quarter                                   521,272       225,348         76,647        .66
     Third Quarter                                    481,938       208,931         69,526        .60
     Fourth Quarter                                   486,204       217,021         62,604        .54
                                                 ------------      --------       --------      -----
          Total                                  $  1,937,021       847,366        271,626       2.34
                                                 ============      ========       ========      =====

(1) Net earnings and earnings per share for the 1st quarter 1998 included gains of $6,763,000 and $.06 related to the sale of the Santa Cruz factory.

MARKET PRICES

Although there is no established public trading market for the Class B Common Stock, these shares are at all times convertible into shares of Common Stock on a one-for-one basis and are entitled to identical dividend payments.

The Common Stock of the Company is listed and traded on the New
York and Chicago Stock Exchanges. The table below presents the high and low sales prices for the two most recent years on the New York Stock Exchange.


                                                                   1998                                       1997

                                                         HIGH                 LOW                   HIGH                 LOW

First Quarter                                       $ 83 1/2              73 1/2                 62 1/2              54 9/16
Second Quarter                                       104 5/16             78 11/16               71 3/8              55 3/4
Third Quarter                                        102                  72 15/16               77 5/16             67 1/8
Fourth Quarter                                        91 3/8              70 15/16               82 1/16             64 7/8

DIVIDENDS

The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class B Common Stock for the two most recent years.

                                                         1998                            1997

                                               REGULAR    EXTRA    TOTAL       REGULAR    EXTRA    TOTAL

First Quarter                                   $.20                .20          .19                .19
Second Quarter                                   .20                .20          .19                .19
Third Quarter                                    .20                .20          .19                .19
Fourth Quarter                                   .20       .51      .71          .19       .43      .62
                                                ----       ---     ----          ---       ---     ----
     Total                                      $.80       .51     1.31          .76       .43     1.19
                                                ====       ===     ====          ===       ===     ====

SELECTED FINANCIAL DATA


                                             1998              1997              1996           1995
-----------------------------------------------------------------------------------------------------------
OPERATING DATA

Net Sales                                 $2,004,719         1,937,021         1,835,987      1,754,931

Cost of Sales                                848,363           847,366           814,483        778,019

Income Taxes                                 136,378           122,614           128,840        126,492

Earnings before factory closure and sale
     in 1998-96, nonrecurring gain on
     sale of Singapore property in 1994,
     and cumulative effect of
     accounting changes in 1992              297,738           273,771           243,262        223,739

     --Per Share of Common Stock
          (basic and diluted)                   2.57              2.36              2.10           1.93

Net Earnings                                 304,501           271,626           230,272        223,739

     --Per Share of Common Stock
          (basic and diluted)                   2.63              2.34              1.99           1.93

Dividends Paid                               150,835           135,680           118,308        111,401

     --Per Share of Common Stock                1.30              1.17              1.02            .96

     --As a Percent of Net Earnings               50%               50%               51%            50%

Dividends Declared

     --Per Share of Common Stock                1.31              1.19              1.02            .99

Average Shares Outstanding                   115,964           115,964           115,983        116,066

-----------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA

Net Property, Plant and Equipment         $  520,090           430,474           388,149        347,491

Total Assets                              $1,520,855         1,343,126         1,233,543      1,099,219

Working Capital                           $  624,546           571,857           511,272        458,683

Stockholders' Equity                      $1,157,032           985,379           897,431        796,852

Return on Average Equity                        28.4%             28.9%             27.2%          30.1%

Stockholders at Close of Year                 38,052            36,587            34,951         28,959

Employees at Close of Year                     9,200             8,200             7,800          7,300

Market Price of Stock--High               $  104.313            82.063            62.875         54.000

                        --Low             $   70.938            54.563            48.375         42.875


       1994        1993        1992        1991        1990       1989      1988
              In thousands of U.S. dollars and shares except for per share amounts
--------------------------------------------------------------------------------------

     1,596,551   1,428,504   1,286,921   1,148,875   1,110,639   992,853   891,392

       697,442     617,156     572,468     507,795     508,957   451,773   392,460

       122,746     103,944      83,730      79,362      70,897    64,277    53,491

       205,767     174,891     148,573     128,652     117,362   106,149    87,236

          1.77        1.50        1.27        1.09        1.00       .90       .73

       230,533     174,891     141,295     128,652     117,362   106,149    87,236

          1.98        1.50        1.21        1.09        1.00       .90       .73

       104,694      87,344      72,511      64,609      58,060    53,506    43,591

           .90         .75         .62         .55         .49       .45       .36

            45%         50%         51%         50%         49%       50%       50%

           .94         .75         .63         .55         .51       .47       .37

       116,358     116,511     117,055     117,517     117,743   118,035   120,308

--------------------------------------------------------------------------------------

       289,420     239,868     222,137     201,386     188,959   171,951   155,260

       978,834     815,324     711,372     625,074     563,665   498,624   440,400

       413,414     343,132     299,149     276,047     229,735   186,588   165,430

       688,470     575,182     498,935     463,399     401,386   342,994   308,538

          36.5%       32.6%       29.4%       29.8%       31.5%     32.6%     29.2%

        24,078      18,567      14,546      11,086      10,497    10,218     9,440

         7,000       6,700       6,400       6,250       5,850     5,750     5,500

        53.875      46.125      39.875      27.000      19.750    17.917    13.750

        38.125      29.500      22.125      16.375      14.583    11.833    10.667

CORPORATE FACILITIES AND PRINCIPAL ASSOCIATED COMPANIES -- 1998

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

WRIGLEY BULGARIA EOOD
Sofia, Bulgaria

WRIGLEY CANADA*
Don Mills, Ontario, Canada

WRIGLEY CHEWING GUM COMPANY LTD.*
Guangzhou, Guangdong,
People's Republic of China

WRIGLEY S.R.O.
Prague, Czech Republic

THE WRIGLEY COMPANY LIMITED*
Plymouth, England, U.K.

OY WRIGLEY SCANDINAVIA AB
Turku, Finland

WRIGLEY FRANCE S.N.C.*
Biesheim, France

WRIGLEY G.M.B.H.
Munich, Germany

WRIGLEY N.V.
Amsterdam, Holland

THE WRIGLEY COMPANY (H.K.) LIMITED
Hong Kong

WRIGLEY HUNGARIA, KFT.
Budapest, Hungary

WRIGLEY INDIA LIMITED*
Bangalore, Karnataka, India

WRIGLEY ISRAEL LTD.
Herzeliya-Pituach, Israel

WRIGLEY & COMPANY LTD., JAPAN
Tokyo, Japan

THE WRIGLEY COMPANY (EAST AFRICA)
Limited*
Nairobi, Kenya

THE WRIGLEY COMPANY (MALAYSIA)
Sdn. Bhd.
Kuala Lumpur, Malaysia

THE WRIGLEY COMPANY (N.Z.) LIMITED
Auckland, New Zealand

WRIGLEY SCANDINAVIA AS
Oslo, Norway

THE WRIGLEY COMPANY (P.N.G.) LTD.
Port Moresby, Papua New Guinea

WRIGLEY PHILIPPINES, INC.*
Antipolo City, Philippines

WRIGLEY POLAND SP. ZO.O.*
Poznan, Poland

WRIGLEY ROMANIA PRODUSE
Zaharoase SRL
Bucharest, Romania

OOO WRIGLEY
Moscow, Russia
St. Petersburg, Russia**

WRIGLEY SLOVAKIA S.R.O.
Banska Bystrica, Slovakia

WRIGLEY D.O.O.
Ljubljana, Slovenia

WRIGLEY CO., S.A.
Santa Cruz de Tenerife
Canary Islands, Spain

WRIGLEY SCANDINAVIA AB
Stockholm, Sweden

WRIGLEY TAIWAN LIMITED*
Taipei, Taiwan, R.O.C.
 * Denotes production facility.

** Under construction.

ELECTED OFFICERS -- 1998

WILLIAM WRIGLEY
President & Chief Executive Officer

DOUGLAS S. BARRIE
Group Vice President
(elected President -- International on January 27, 1999)

RONALD O. COX
Group Vice President

JOHN F. BARD
Senior Vice President
(elected Executive Vice President on January 27, 1999)

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

WM. M. PIET
Vice President -- Corporate Affairs and
Assistant to the President

JOHN A. SCHAFER
Vice President -- Purchasing

PHILIP G. SCHNELL
Vice President -- Research & Development

CHRISTAFOR E. SUNDSTROM
Vice President -- Corporate Development

PHILIP C. JOHNSON
Senior Director -- Benefits and Compensation

HOWARD MALOVANY
Secretary and General Counsel

ALAN J. SCHNEIDER
Treasurer

JOHN H. SUTTON
General Manager -- Converting Division
(retired as of January 1, 1999)

BOARD OF DIRECTORS -- 1998

LOGO
-------------------------------------------------
WILLIAM WRIGLEY
Director of the Company since 1960
Joined the Wm. Wrigley Jr. Company in 1956
President & Chief Executive Officer since 1961
Director, Texaco, Inc., since 1974
Director, American Home Products Corp., since 1981
Director, Grocery Manufacturers of America, since 1983

COMMITTEES OF THE
BOARD OF DIRECTORS

-------------------------------------------------
AUDIT

CHARLES F. ALLISON III chairman

THOMAS A. KNOWLTON

STEVEN B. SAMPLE

ALEX SHUMATE

RICHARD K. SMUCKER

-------------------------------------------------
COMPENSATION

THOMAS A. KNOWLTON chairman

CHARLES F. ALLISON III

LEE PHILLIP BELL

PENNY PRITZKER

-------------------------------------------------
NOMINATING

RICHARD K. SMUCKER chairman

LEE PHILLIP BELL

PENNY PRITZKER

STEVEN B. SAMPLE

LOGO
-------------------------------------------------
CHARLES F. ALLISON III
Director of the Company since 1980
Joined Booz-Allen & Hamilton in 1958
Partner of Counsel since 1996
Senior Vice President (1977-96)
(retiring on March 4, 1999)

LOGO
-------------------------------------------------
JOHN F. BARD
Director of the Company since 1999
Joined the Wm. Wrigley Jr. Company in 1991
Senior Vice President (1991-99)
(elected Executive Vice President and Director on
  January 27, 1999)

LOGO
-------------------------------------------------
DOUGLAS S. BARRIE
Director of the Company since 1996
Joined the Wm. Wrigley Jr. Company in 1983
Group Vice President (1984-99)
(elected President-International on January 27, 1999
  and retiring as Director on March 4, 1999)

LOGO
-------------------------------------------------
LEE PHILLIP BELL
Director of the Company since 1981
Director, Bell Phillip TV Productions, since 1980
Co-Creator, The Bold and the Beautiful and
  The Young and the Restless
(retiring on March 4, 1999)

LOGO
-------------------------------------------------
THOMAS A. KNOWLTON
Director of the Company since 1996
Joined the Kellogg Company in 1980
Executive Vice President (1992-1998)
President, Kellogg North America (1994-1998)
President, Kellogg Europe (1992-94)

LOGO
-------------------------------------------------
PENNY PRITZKER
Director of the Company since 1994
President, Classic Residence by Hyatt, since 1987
Partner, Pritzker & Pritzker, since 1985
President, Penguin Group L.P., since 1989
Director, Coast-to-Coast Financial Corporation, since 1990

LOGO
-------------------------------------------------
MELINDA R. RICH
Director of the Company since 1999
Joined Rich Products Corp. in 1986
Executive Vice President of Innovation since 1997
  and Director since 1998
President, Rich Entertainment Group, since 1994
Director, M & T Bank Corp. (Buffalo, NY), since 1994
(elected January 27, 1999)

LOGO
-------------------------------------------------
STEVEN B. SAMPLE
Director of the Company since 1997
President, University of Southern California, since 1991
President, State University of New York, Buffalo (1982-91)
Director, Presley Companies, since 1991
Director, Unova, Inc., since 1997

LOGO
-------------------------------------------------
ALEX SHUMATE
Director of the Company since 1998
Joined law firm of Squire, Sanders & Dempsey in 1988
Managing Partner of the Columbus Office since 1991
Chief Counsel and Deputy Chief of Staff
  to Governor of Ohio (1985-88)
Director, Banc One Corporation, since 1993
Director, Intimate Brands, Inc., since 1996

LOGO
-------------------------------------------------
RICHARD K. SMUCKER
Director of the Company since 1988
Joined The J. M. Smucker Company in 1972
President since 1987 and Director since 1975
Director, Sherwin-Williams Company, since 1991
Director, International Multifoods, Inc., since 1997

LOGO
-------------------------------------------------
WILLIAM WRIGLEY, JR.
Director of the Company since 1988
Joined the Wm. Wrigley Jr. Company in 1985
Vice President since 1991
Assistant to the President (1985-92)
Director, The J. M. Smucker Company, since 1991

STOCKHOLDER INFORMATION

--------------------------------------------------------
STOCKHOLDER INQUIRIES

Any inquiries about your Wrigley stockholdings should be directed to:
  Stockholder Relations
  Wm. Wrigley Jr. Company
  410 North Michigan Avenue
  Chicago, Illinois 60611
  1-800-824-9681

Additional information about the Wrigley Company can be found on our Internet home page at the following address -- http://www.wrigley.com.

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

--------------------------------------------------------
DIVIDENDS

Regular quarterly dividends are paid in advance on the first business day of February, May, August, and November with the record date for each payment falling on or about the 15th of the prior month. The Company also has a long history of paying "extra" dividends. In recent years, a single "extra" dividend has been paid in December.

--------------------------------------------------------
DIRECT DIVIDEND DEPOSIT SERVICE

The Direct Dividend Deposit Service allows stockholders to receive cash dividends through electronic deposits into their checking or savings account.

--------------------------------------------------------
DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan (DRP) is open to all stockholders of record. The Plan is administered by First Chicago Trust Company (a division of Equiserve) and uses cash dividends on both Common Stock and Class B Common Stock, along with voluntary cash contributions, to purchase additional shares of Common Stock. Cash contributions can be made monthly for a minimum of $50 and a maximum of $5,000.

All shares purchased through the Plan are retained in a DRP account, so there are no certificates that could be lost, misplaced, or stolen. Additionally, once a DRP account is established, a participant can deposit any Wrigley stock certificates held outside the Plan into the account for safekeeping. The Company pays all brokerage and administrative costs associated with the DRP.

Over 28,000 or 75% of the Company's stockholders of record currently participate in the DRP. A brochure fully describing the Plan and its enrollment procedure is available upon request.

--------------------------------------------------------
STOCK CERTIFICATES

For security and tax purposes, stockholders should keep a record of all of their stock certificates. The record should be kept in a separate place from the certificates themselves and should contain the following information for each certificate: exact registration, number of shares, certificate number, date of certificate and the original cost of the shares.

If a stock certificate is lost or stolen, notification should be sent to the Company immediately. The transfer agent has two requirements to be met before a new certificate will be issued -- a completed affidavit and payment for an indemnity bond based on the current market value of the lost or stolen stock. The replacement of a certificate will take about seven to ten days. Even if a certificate is lost or stolen, the stockholder will continue to receive dividends on those shares while the new certificate is being issued.

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

--------------------------------------------------------
CONSOLIDATION OF MULTIPLE ACCOUNTS

To avoid receiving duplicate mailings, stockholders with more than one Wrigley account may want to consolidate their shares. For more information, please contact the Company.

--------------------------------------------------------
COMPANY PUBLICATIONS

The Company's 1998 annual report to the Securities and Exchange
Commission on Form 10-K is expected to be available on or about
April 5, 1999.

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

--------------------------------------------------------
TRANSFER AGENT AND REGISTRAR

First Chicago Trust Company,
  a division of Equiserve
P. O. Box 2500
Jersey City, New Jersey 07303-2500
1-800-446-2617
Internet: http://www.equiserve.com
E-Mail: fctc@em.fcnbd.com