Form 10-K, Exhibit 13
period 1999-12-31
WRIGLEY WILLIAM JR CO
filed 2000-03-24
CIK 108601

THE GLOBE AND SPEAR
WM. WRIGLEY JR. COMPANY ANNUAL REPORT 1999

The Wrigley Spear has been associated with the established brands of Wrigley's chewing gum since it was first used in 1893 and is recognized by consumers worldwide as a symbol of quality.

Back in the early 1970's, to reflect the Company's growing international presence, a Wrigley artist first depicted the Spear encircling the globe. The Globe and Spear is now a registered trademark of the Wm. Wrigley Jr. Company. Wrigley brands are produced in 14 factories around the world and sold in over 140 countries. Wrigley's chewing gum represents a truly American product known throughout the world and enjoyed daily by millions.




	CONTENTS

2	Wrigley at a Glance
4	President's Letter
8	Highlights
9	Consolidated Statement of Earnings
10	Consolidated Balance Sheet
12	Consolidated Statement of Cash Flows
13	Consolidated Statement of Stockholders' Equity Including Comprehensive Income
14	Accounting Policies and Notes to Consolidated Financial Statements
22	Report of Management
23	Report of Independent Auditors
24	Management's Discussion and Analysis
27	Quarterly Data
28	Selected Financial Data
31	Elected Officers
32	Board of Directors
34	Stockholder Information
36	Corporate Facilities and Principal Associated Companies


WRIGLEY at a glance


CHEWING GUM/BUBBLE GUM
Company:			Wrigley
Countries Served:	Over 140
Website:			www.wrigley.com

Major Brands:		[Airwaves Logo]				[Hubba Bubba Logo]
				[Big Red Logo]				[Ice White Logo]
				[Doublemint Logo]			[Juicy Fruit Logo]
				[Eclipse Logo]				[Orbit Logo]
				[Excel Logo]				[P.K. Logo]
				[Extra Logo]				[Wrigley's Spearmint Logo]
				[Freedent Logo]				[Winterfresh Logo]


BUBBLE GUM/CONFECTIONS
Company:			Amurol Confections
Countries Served:	Over 50
Websites:			www.bubblegum.com
				www.confections.com

Major Brands:		[Big League Chew Logo]		[Bubble Tape Logo]
				[Blasters Logo]				[Bug City Candy Tarts Logo]
				[Bubble Jug Bubble Gum Logo]	[Everest Powerful Mint Gum Logo]


GUM BASE
Company:			L.A. Dreyfus
Website:			www.ladreyfus.com



FLAVORING
Company:			Northwestern Flavors


[WRIGLEY LETTERHEAD]

TO THE STOCKHOLDERS AND EMPLOYEES OF THE WM. WRIGLEY JR. COMPANY

At the Wrigley Company, we have always chosen to look to the future rather than focus on the past. At the beginning of a new era, however, some reflection on the past will help provide an understanding of the foundation that has been laid to allow the Company to take full advantage of promising opportunities on the horizon.

In many ways, 1999 was a transitional year for us, as we came to grips with a number of changes both within and outside the Company. We also faced a wide range of market conditions that affected our business performance.

The U.S. chewing gum market had lost momentum over the past few years. Wrigley shipment trends reached a low point in mid-1999, as our second quarter U.S. volume experienced a sharp drop from the prior year, reflecting competitive activity and retail inventory consolidations. Our management and marketing teams took a fresh look at the situation and revised our business plans for the second half of 1999. With some new trade initiatives, additional advertising investments, and a recharged sales team, we were able to inject new vitality into our U.S. business. Strong shipment increases during the second half of the year offset the volume shortfall experienced through June. This initial business momentum is encouraging and puts us on stronger footing heading into 2000, particularly with new product initiatives and new advertising efforts planned for the U.S. market throughout the year.

Turning to our overseas business, we weathered some economic upheavals in Russia without slowing down our plant construction in St. Petersburg or reducing the size of our hard-working local team. As market conditions have improved, the same employee enthusiasm and entrepreneurial spark that helped Wrigley products become top-sellers in Russia prior to the current economic turmoil are again being applied to advance our business interests. While Russia remains unsettled because its economy and government are still in transition, we continue to be positive about the long-term market prospects.

Our business in the Philippines, also complicated by difficult economic conditions, improved during the second half of 1999, though it was below 1998 levels for the full year. At our new and expanded factory, located in Antipolo City, our Philippine associates continue to gear up production capacity to serve recovering export markets across Southeast Asia.

Overall, our international operations remained an engine of growth for our business. Excluding Russia and the Philippines, international volume increased by a healthy 6%. The biggest contributors to the gain were existing products in a mix of developed and emerging markets--China, Poland, France, and Vietnam- -which averaged growth in excess of 20%. New product rollouts also continued, particularly across Europe, as Airwaves(R) and Ice White(R) were made available to a growing number of markets.

The continuing shift of our business base to international markets has served the Company well overall, but there are risks associated with operating a truly global enterprise. In addition to political risk, highlighted by this past year's conflict in the Balkans, there is currency risk. Over the long haul, the ebbs and flows of currency fluctuations tend to even out. During the past couple of years, however, currency devaluations have reduced the impact of our solid underlying international volume growth when overseas sales and earnings results were translated back to U.S. dollars. While we expect currency changes to remain an issue as we go forward, we think the potential benefits of expanding the international presence of Wrigley brands far outweigh the risks.

The common thread of each new action initiated during 1999 was a focus on growth. Our Company's greatest assets are its people and its brands, and we sought out ways to support our people and invigorate our brands. As in past years, I spent a good portion of 1999 on the road. At each and every Wrigley location I visited, our global associates continued to impress me with their ideas, energy, and commitment to the business.

Through the whirlwind of events and activities of the last twelve months, the most enduring image in my mind is that of my father. No one worked longer or harder or with more passion for the Company than William Wrigley. It was a privilege to have worked and learned at his side for the past fourteen years, and no one feels his loss more deeply than do I.

The overall vitality of the Company is a testimonial to the hard work and vision of my father, grandfather and great grandfather. William Wrigley Jr., the Company's founder and the ultimate salesman, took chance after chance in order to make Wrigley a household name across the United States and gain toeholds in various international markets. My grandfather, Philip K. Wrigley, guided the Company through the hardships of the Great Depression and the shortages of World War II; and with innovative advertising and an increasing focus on world markets, he firmly established our Company's foundation. My father, William Wrigley, made the Company truly global - consolidating its strength in the U.S. home market, while dramatically increasing its presence across Europe, Asia and the Pacific.

Their record of accomplishments is both a marvelous legacy and a daunting challenge. As a result of these three leaders and the dedicated teams of employees who supported them, Wrigley brands are well known, widely respected and readily available around the world.

But, in today's marketplace, we need to do even more. It is critical that our brands, our people and, therefore, our business continue to grow and evolve. Our corporate vision and challenge is to "weave Wrigley brands into the fabric of everyday life around the world." In order to reap the rewards of this long-range perspective, everyone across our global organization--whether in production, sales, research and development, finance, or the supporting groups for these activities--will have to push and stretch as never before.

For our business to thrive in the future, we must steadfastly hold to certain values that have been keys to our historic success, while changing our pace and mode of operation. The Company's foundation remains one of talented people, quality products, widespread distribution, bold merchandising and effective advertising. Our corporate culture remains one that affords people trust, dignity and respect. In terms of change, an intensified sense of urgency will help us respond to the ever more competitive business environment we face. Also essential for advancing the Wrigley Company's business around the world and achieving long-term success are a spirit of innovation, a willingness to take measured risk, and strong global communications. In addition, we must make sure that we have a deep understanding of our trade customers and our ultimate consumers. To reinforce our relationships with the trade and consumers, we must also put responsibility and accountability in the hands of those closest to them. Some of these principles and practices are already being employed, but they need to become instinctive throughout our organization. As the year 2000 unfolds, we will strive to have this model for success pervade all our operations.

As we step forward into this new year, challenges and opportunities abound. We have a very solid base of business upon which to build. While we remain focused on producing strong operating results, we must also properly develop our longer-term, strategic business opportunities. The growth we seek is the kind that can carry us across generations. We always strive to increase shareholder value, but we do so with a time horizon that goes beyond the next quarter and can range beyond the next year. Our design is to constantly invest for the future while harvesting the results of previous investments. Though we establish growth targets, there can be some variability in results depending upon the particular investments required to ensure the long-term vitality of the business.

In recent years, we stepped up capital investments in order to create sufficient capacity to deliver the right products to the right places and to meet projected demand. For the first time in five years, capital spending declined in 1999, and it is expected to moderate again in 2000. Although we are making a major investment to enable the manufacturing of sugarfree pellet products, such as Eclipse(R), in the United States, no new plants are scheduled for construction in the coming year. It is important to note, however, that other significant investments--in people, information technology, product development and advertising--will be required to address new opportunities and stimulate business growth.

Times of transition and challenge can either weaken or strengthen an organization. Our Company has gained vitality despite the difficulties of this past year, primarily because so many individuals have risen to the occasion and performed above and beyond the call of duty. In addition to friends and family, the employees and stockholders of this Company have provided me with tremendous support, and I am deeply appreciative of all your good wishes.

Now, the year of transition is over, and a new era has begun. While mindful of the many competitive and economic challenges the Company faces, I am energized by the possibilities and the potential of our business. With your continued support, I look forward to the accelerated evolution and aggressive expansion of our Company and our brands around the world.

Sincerely,

[WRIGLEY, JR. SIGNATURE]

William Wrigley, Jr.

HIGHLIGHTS OF OPERATIONS


	1999	1998
	In thousands of dollars except for per share amounts
NET SALES	$	2,061,602	$	2,004,719

Earnings before factory sale	$	308,183	$	297,738

--Per Share of Common Stock (basic and diluted)$	2.66	$	2.57

NET EARNINGS	$	308,183	$	304,501

--Per Share of Common Stock (basic and diluted)$	2.66	$	2.63

DIVIDENDS PAID	$	153,812	$	150,835

--Per Share of Common Stock	$	1.33	$	1.30

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	$	127,733	$	148,027

STOCKHOLDERS' EQUITY	$	1,138,775	$	1,157,032

RETURN ON AVERAGE EQUITY		26.8%		28.4%

STOCKHOLDERS AT CLOSE OF YEAR		38,626		38,052

AVERAGE SHARES OUTSTANDING (000)		115,861		115,964

For additional historical financial data see page 28.

CONSOLIDATED STATEMENT OF EARNINGS

	1999	1998	1997
	In thousands of dollars except for per share amounts
EARNINGS
REVENUES:
Net sales	$	2,061,602		2,004,719		1,937,021
Investment and other income		   17,636		   18,636		   17,153
		Total revenues		2,079,238		2,023,355		1,954,174
COSTS AND EXPENSES:
Cost of sales		  854,931		  848,363		  847,366
Costs (Gains) related to factory closure and sale			---	  (10,404)		    3,300
Selling, distribution and general administrative		  779,168		  743,902		  708,310
Interest			      709		      615		      958
		Total costs and expenses		1,634,808		1,582,476		1,559,934
EARNINGS BEFORE INCOME TAXES		  444,430		  440,879	  	394,240
INCOME TAXES		  136,247	  	136,378		  122,614
NET EARNINGS	$	  308,183		  304,501		  271,626
PER SHARE AMOUNTS
NET EARNINGS PER SHARE OF COMMON STOCK
	(BASIC AND DILUTED)	$	2.66		2.63		2.34
DIVIDENDS PAID PER SHARE OF COMMON STOCK	$	1.33		1.30		1.17


See accompanying accounting policies and notes.


CONSOLIDATED BALANCE SHEET

	1999		1998
	           In thousands of dollars
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	288,386	$	214,572
Short-term investments, at amortized cost		18,528		137,112
Accounts receivable
	(less allowance for doubtful accounts:
	1999 -- $9,194; 1998--$7,564)		181,720		171,537
Inventories--
	Finished goods		60,885		64,934
	Raw materials and supplies		196,785		191,174
					257,670		256,108
Other current assets		42,301		48,816
Deferred income taxes--current		15,141		15,027
	Total current assets		803,746		843,172
MARKETABLE EQUITY SECURITIES, AT FAIR VALUE		43,201		39,888
DEFERRED CHARGES AND OTHER ASSETS		114,796		92,183
DEFERRED INCOME TAXES--NONCURRENT		26,862		25,522
PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land			37,527		36,013
Buildings and building equipment		312,663		310,212
Machinery and equipment		712,585		642,556
			                                          1,062,775			988,781
Less accumulated depreciation		503,635		468,691
	Net property, plant and equipment		559,140		520,090
	TOTAL ASSETS                                $1,547,745	$		1,520,855

	1999	1998
	       In thousands of dollars and shares
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$	86,583		76,691
Accrued expenses		74,816		67,848
Dividends payable		40,073		23,222
Income and other taxes payable		49,654		49,491
Deferred income taxes--current		699		1,374
		Total current liabilities		251,825		218,626
DEFERRED INCOME TAXES--NONCURRENT		44,963		40,312
OTHER NONCURRENT LIABILITIES		112,182		104,885
STOCKHOLDERS' EQUITY:
Preferred Stock--no par value
	Authorized:  20,000 shares
	Issued:  None
Common Stock--no par value
	Common Stock
	Authorized: 400,000 shares
	Issued: 1999--93,607 SHARES; 1998--93,007 shares		12,481		12,401
	Class B Common Stock--convertible
	Authorized: 80,000 shares
	Issued and outstanding:
	1999--22,614 SHARES; 1998--23,214 shares		3,015		3,095
Additional paid-in capital		273		272
Retained earnings		1,322,137		1,184,617
Common Stock in treasury, at cost
	(1999--1,725 SHARES; 1998--111 shares)		(125,712)		(6,712)
Accumulated other comprehensive income--
	Foreign currency translation adjustment		(100,270)		(61,339)
	Unrealized holding gains on marketable equity
	securities		26,851		24,698
					(73,419)		(36,641)
	Total stockholders' equity		1,138,775		1,157,032
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,547,745		1,520,855

See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT OF CASH FLOWS


	1999	1998	1997
	In thousands of dollars
OPERATING ACTIVITIES
Net earnings	$	308,183		304,501		271,626
	Adjustments to reconcile net earnings to
		net cash provided by operating activities:
	Depreciation		61,225		55,774		50,439
	(Gain) Loss on sales of
		property, plant and equipment		390		168		(1,141)
	Gain related to factory sale		--  		(10,404)		--
	(Increase) Decrease in:
		Accounts receivable		(21,174)		(12,297)		(19,977)
		Inventories		(9,894)		(6,299)		(26,916)
		Other current assets		2,807		1,310		(19,053)
		Other assets and deferred charges		(22,277)		(17,350)		11,123
	Increase (Decrease) in:
		Accounts payable		13,519		4,499		1,549
		Accrued expenses		9,734		(3,869)		16,182
		Income and other taxes payable		2,649		(4,445)		1,779
		Deferred income taxes		2,024		9,826		(2,608)
		Other noncurrent liabilities		10,850		2,433		11,475
Net cash provided by operating activities		358,036		323,847		294,478

INVESTING ACTIVITIES
	Additions to property, plant and equipment		(127,733)		(148,027)		(126,509)
	Proceeds from property retirements		7,909		10,662		6,888
	Purchases of short-term investments		(32,078)		(109,292)		(156,553)
	Maturities of short-term investments		150,300		92,676		153,550
Net cash used in investing activities		(1,602)		(153,981)		(122,624)

FINANCING ACTIVITIES
	Dividends paid		(153,812)		(150,835)		(135,680)
	Common Stock purchased		(121,268)		(7,679)		(3,676)
Net cash used in financing activities		(275,080)		(158,514)		(139,356)
Effect of exchange rate changes
	on cash and cash equivalents		(7,540)		(3,407)		(7,104)
Net increase in cash and cash equivalents		73,814		7,945		25,394
Cash and cash equivalents at beginning of year		214,572		206,627		181,233
Cash and cash equivalents at end of year	$	288,386		214,572		206,627

SUPPLEMENTAL CASH FLOW INFORMATION
	Income taxes paid	$	130,562		133,530		126,925
	Interest paid	$	709		1,164		900
	Interest and dividends received	$	17,579		19,458		16,598


See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
INCLUDING COMPREHENSIVE INCOME


										Total
		Common			Class B	Additional		Common	Other	Stock-
		Shares	Common		Common	Paid-In	Retained	Stock in	Comprehensive	Holders'
		Outstanding	Stock		Stock	Capital	Earnings	Treasury	Income	Equity
																	In thousands of dollars and shares
BALANCE DECEMBER 31, 1996	91,815	$12,275	3,221	238	898,512	(12,911)	(3,904)	897,431
Net earnings					271,626			271,626
Other comprehensive income:
	Currency translation							(50,318)	(50,318)
	Unrealized holding gain on
		marketable equity securities,
		net of $2,748 tax							5,103	5,103

	Total comprehensive income								226,411
Dividends to shareholders					(137,999)			(137,999)
Treasury share purchases	(56)					(3,676)		(3,676)
Options exercised and
	stock awards granted	55			(12)		3,224		3,212
Conversion from
	Class B Common to
	Common	479	64	(64)					--
BALANCE DECEMBER 31, 1997	92,293	12,339	3,157	226	1,032,139	(13,363)	(49,119)	985,379
Net earnings					304,501			304,501
Other comprehensive income:
	Currency translation							3,695	3,695
	Unrealized holding gain on
		marketable equity securities,
		net of $4,729 tax							8,783	8,783

	Total comprehensive income								316,979
Dividends to shareholders					(152,023)			(152,023)
Treasury share sales,
	net of purchases	104					4,078		4,078
Options exercised and
	stock awards granted	37			46		2,573		2,619
Conversion from
	Class B Common to
	Common	462	62	(62)					--
BALANCE DECEMBER 31, 1998	92,896	12,401	3,095	272	1,184,617	(6,712)	(36,641)	1,157,032
Net earnings					308,183			308,183
Other comprehensive income:
	Currency translation							(38,931)	(38,931)
	Unrealized holding gain on
		marketable equity securities,
		net of $1,160 tax							2,153	2,153
	Total comprehensive income								271,405
Dividends to shareholders					(170,663)			(170,663)
Treasury share purchases	(1,637)					(120,861)		(120,861)
Options exercised and
	stock awards granted	23			1		1,861		1,862
Conversion from
	Class B Common to
	Common	600	80	(80)					--
BALANCE DECEMBER 31, 1999	91,882	$12,481	3,015	273	1,322,137	(125,712)	(73,419)	1,138,775

See accompanying accounting policies and notes.

ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands except for per share figures

CONSOLIDATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of the Wm. Wrigley Jr. Company and its associated companies (the Company). The Company's principal business is manufacturing and selling chewing gum. All other businesses constitute less than 10% of combined revenues, operating profit and identifiable assets. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues and expenses. Actual results may vary from those estimates. Certain amounts reported in 1997 and 1998 have been reclassified to conform to the 1999 presentation.

FACTORY SALE

In the first quarter of 1998, the Company sold its real estate holding in Santa Cruz, California and recorded a pretax gain of approximately $10,404 and net earnings of approximately $6,763 or $.06 per share. Proceeds from the sale of $7,434 are included in proceeds from property retirements in the consolidated statement of cash flows.

CASH AND CASH EQUIVALENTS

The Company considers all highly-liquid investments with original maturity of three months or less to be cash equivalents.

ADVERTISING

The Company expenses all advertising costs in the year incurred.
Advertising expense was $303,220 in 1999, $291,344 in 1998 and $279,689 in 1997.

INVESTMENTS IN DEBT & EQUITY SECURITIES

The Company's investments in debt securities, which typically mature in one year or less, are held to maturity and are valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 1999 and December 31, 1998 were, respectively, $15,567 and $124,645 for municipal securities, and $2,961 and $12,467 for other debt securities. The average yield of municipal securities held at December 31, 1999 and December 31, 1998 is 3.35% and 4.03%, respectively.

The Company's investments in marketable equity securities are held for an indefinite period. Application of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," resulted in unrealized holding gains of $41,310 at December 31, 1999 and $37,997 at December 31, 1998. Unrealized holding gains, net of the related tax effect, of $26,851 and $24,698 at December 31, 1999 and 1998,
respectively, are included as components of accumulated other comprehensive income in stockholders' equity.

INVENTORIES

Inventories are valued at cost on a last-in, first-out (LIFO) basis for U.S. companies and at the lower of cost (principally first-in, first-out basis) or market for international associated companies. Inventories totaled $257,670 and $256,108 at December 31, 1999 and 1998, respectively, including $106,581 and $106,750, respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $29,673 and $37,330 higher than reported at December 31, 1999 and 1998, respectively.

DEPRECIATION

Depreciation is provided over the estimated useful life of the respective asset: buildings and building equipment--12 to 50 years; machinery and equipment--3 to 20 years. Depreciation is provided primarily by the straight-line method for international associated companies and by the accelerated method, with a change to straight-line in the latter years of useful life, for the U.S. companies. The amounts were:



	1999	1998	1997
Straight-line	$41,976	35,602	32,485

Accelerated	$19,249	20,172	17,954




ACCRUED EXPENSES

Accrued expenses at December 31, 1999 and 1998 included $29,616 and $27,606 of payroll expenses, respectively.

LINE OF CREDIT

In 1999, the Company entered into a $100,000 line of credit. There were no borrowings outstanding under this line at December 31, 1999. The line of credit expires in October 2000.

OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities at December 31, 1999, included liabilities for approximately $53,000 of deferred compensation and $17,400 for postretirement benefits. At December 31, 1998, they included liabilities for approximately $49,100 of deferred compensation and $17,600 for postretirement benefits.

FOREIGN CURRENCY TRANSLATION AND EXCHANGE CONTRACTS

The Company has determined that the functional currency for each associated company except for certain Eastern European entities is its local currency. As some Eastern European entities operate in economies which are considered to be highly inflationary, their functional currency is the U.S. dollar.

Certain foreign associated companies enter into forward exchange contracts and purchase currency options as non-speculative hedges against future purchase transactions with other associated companies and outside vendors. In addition, the Corporate headquarters enters into forward exchange contracts and purchases currency options as non-speculative hedges regarding known future royalty payments from, and net investments in, associated companies as well as known foreign currency commitments. Market value gains and losses, recognized at the expiration of the contracts, offset foreign exchange gains or losses on the related transactions being hedged. At December 31, 1999, open foreign exchange contracts for a number of currencies, primarily British pounds, Euros, and U.S. dollars, maturing at various dates through December 31, 2000, aggregated $111,289. Open foreign exchange contracts at December 31, 1998, aggregated $163,765. Unrealized gains or losses on these contracts were not significant as of either December 31, 1999 or 1998.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for fiscal years beginning after June 15, 2000, establishes accounting and reporting standards which require derivatives to be measured at fair value and recognized as assets or liabilities in the balance sheet. The Company does not anticipate that the balance sheet or statements of earnings and cash flows will be materially impacted by this statement upon adoption.


COMMON STOCK

In addition to its Common Stock, the Company has Class B Common
Stock outstanding. Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition and is convertible at any time into one share of Common Stock.

Additional paid-in capital primarily represents the excess of fair market value of Common Stock issued from treasury on the date the shares of stock were awarded over the average acquisition cost of the shares.

Treasury Stock may be acquired for the Company's Management Incentive Plan (1997 MIP) or under a resolution adopted by the Board of Directors. On August 18, 1993, the Board of Directors authorized a share repurchase program to purchase up to $100,000 of shares in the open market. On October 27, 1999, the Company's Board of Directors authorized an additional $200,000 in share repurchases. During 1999, the Company purchased 1,608,800 shares at an aggregate price of $118,819 under the 1993 and 1999 authorities. No shares were repurchased prior to 1999 under the 1993 authority.

During the fourth quarter of 1999, in connection with the stock repurchase program, the Company sold put options to an independent third party that entitle the holder of the options to sell shares of Company Common Stock to the Company on certain dates at specified prices. On December 31, 1999, two options were outstanding (representing 250,000 shares in aggregate) with a strike price of $83.47 per share. The put options expire between March 2000 and June 2000. The outstanding put options permit a net share settlement at the Company's option and do not result in a put option liability on the balance sheet.

STOCK BASED COMPENSATION PLANS

On March 5, 1997, stockholders approved the 1997 MIP. The 1997 MIP authorizes the granting of up to 5,000,000 shares of the Company's new or reissued Common Stock. The 1997 MIP was designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through cash and equity-based incentives. In accordance with the 1997 MIP, shares of Wrigley stock or deferral share units may be granted under the Wrigley Stock Option program or awarded under the Long-Term Stock Grant and Stock Award programs. Deferral share units are also awarded to non-employee directors. Options outstanding have been granted at prices which are equal to the fair market value of the stock on the date of grant. Generally, options vest over a four-year period and expire ten years from the date of grant. No options were granted or outstanding during 1998 or 1997. The status of the Company's Stock Option program is summarized below:



		WEIGHTED-AVERAGE
	NUMBER OF SHARES	EXERCISE PRICE

Outstanding at December 31, 1998	--	--
Granted	551,000	$86.0600
Exercised	--	--
Cancelled	12,000	$87.5625

Outstanding at December 31, 1999	539,000	$86.0266




The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock based compensation plans. Accordingly, as the exercise price equaled the fair market value on the date of grant, no compensation cost has been recognized for the Stock Option program. Compensation costs for other stock based compensation plans were not material. Had compensation cost for the Stock Option program been determined based on fair value of the options at the date of grant, consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been reduced as follows:




		BASIC AND DILUTED
	NET EARNINGS	EARNINGS PER SHARE

As reported	$308,183	$2.66

Pro forma	$306,965	$2.65





The fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average fair value of each option granted using the model was $25.29 in 1999. The table below summarizes the key assumptions for 1999:



	INTEREST RATE	DIVIDEND YIELD	EXPECTED VOLATILITY	EXPECTED LIFE
	6.00%	1.60%	22.6%	6 years



	The table below summarizes key information about stock options at December 31, 1999:


			OUTSTANDING STOCK OPTIONS	EXERCISABLE STOCK OPTIONS

		WEIGHTED-AVG	WEIGHTED		WEIGHTED-
RANGE OF		REMAINING	AVERAGE		AVERAGE
EXERCISE		CONTRACTUAL	EXERCISE		EXERCISE
PRICES	SHARES	LIFE	PRICE	SHARES	PRICE

$70-79	82,000	10	77.8388	--	--

$80-89	457,000	10	87.4983	--	--


INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of net deferred tax balances are as follows:




	1999	1998

Accrued Compensation, Pension and
     Postretirement Benefits	$	26,111	25,592
Depreciation		(15,583)	(14,300)
Unrealized Holding Gains		(14,459)	(13,297)
Factory Closure and Related Costs		54	239
All Other--Net		218	629

Net Deferred Tax Liability	$	(3,659)	(1,137)


Balance sheet classifications of deferred taxes are as follows:

	1999	1998

Deferred Tax Asset--
	Current	$	15,141	15,027
	Noncurrent		26,862	25,522

Deferred Tax Liability--
	Current		(699)	(1,374)
	Noncurrent		(44,963)	(40,312)

Net Deferred Tax Liability	$	(3,659)	(1,137)



Applicable U.S. income and foreign withholding taxes have not been provided on approximately $498,703 of undistributed earnings of international associated companies at December 31, 1999. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. Tax on such potential distributions would be substantially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $40,000 of deferred income taxes would be provided.

Income taxes are based on pre-tax earnings which are distributed geographically as follows:




	1999	1998	1997

Domestic	$	154,240	188,472	172,391

Foreign		290,190	252,407	221,849
	$	444,430	440,879	394,240




Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 1999, 1998, and 1997 to the reported provision for income taxes is as follows:





	1999	1998	1997

Provision at U.S. Federal
    Statutory Rate	$	155,551	154,276	137,984
State Taxes--Net		6,414	5,588	8,133
Foreign Tax Rates		(14,835)	(13,634)	(1,178)
Tax Credits
  (principally foreign)		(9,189)	(3,575)	(16,638)
Other--Net		(1,694)	(6,277)	(5,687)

	$	136,247	136,378	122,614


The components of the provision for income taxes for 1999, 1998, and 1997 are:


	CURRENT	DEFERRED 	TOTAL

1999
		Federal	$	20,262	(1,807)	18,455
		Foreign		103,253	4,674	107,927
		State		10,708	(843)	9,865
			$	134,223	2,024	136,247

1998
		Federal	$	34,083	5,116	39,199
		Foreign		83,623	4,710	88,333
		State		8,846	--	8,846
			$	126,552	9,826	136,378

1997
		Federal	$	28,054	(3,590)	24,464
		Foreign		84,168	982	85,150
		State		13,000	--	13,000
			$	125,222	(2,608)	122,614




RETIREMENT AND POSTRETIREMENT PLANS

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

Domestic plan assets consist primarily of marketable equity and fixed income securities. Foreign plan assets consist primarily of marketable equity and fixed income securities, and contracts with insurance companies.

In addition, the Company maintains certain postretirement plans which provide limited health care benefits on a contributory basis and life insurance benefits in the U.S. and at certain international associated companies. The cost of postretirement benefits is provided during the employee's active working career.

The funded status of the defined benefit plans and postretirement benefit plans were as follows:




	DEFINED BENEFIT PLANS	POSTRETIREMENT BENEFIT PLANS
	1999	1998	1999	1998

CHANGE IN BENEFIT OBLIGATION

Benefit Obligation at Beginning of Year$	345,600	309,800	$	26,700	27,900
Service Cost		12,600	11,400		1,100	900
Interest Cost		22,800	22,200		1,900	1,700
Plan Participants' Contributions		400	300		--	--
Actuarial Loss (Gain)		(43,200)	16,100		(3,000)	(3,100)
Other		(300)	(700)		--	--
Benefits Paid		(16,100)	(13,500)		(1,300)	(700)
Benefit Obligation at End of Year	 $	321,800	345,600	$	25,400	26,700

CHANGE IN PLAN ASSETS


Fair Value at Beginning of Year	$	373,700	343,000	$	11,500	8,200
Actual Return on Plan Assets		28,900	34,300		1,600	1,100
Employer Contribution		1,800	8,300		1,800	2,900
Plan Participants' Contributions		2,100	1,800		--	--
Other		400	(200)		--	--
Benefits Paid		(16,100)	(13,500)		(1,300)	(700)
Fair Value at End of Year	$	390,800	373,700	$	13,600	11,500
Funded (Underfunded) Status
	of the Plan	$	69,000	28,100		(11,800)	(15,200)
Unrecognized Net Actuarial Gain		(71,300)	(31,100)		(5,600)	(2,400)
Unrecognized Prior Service Costs		9,200	10,800		--	--
Unrecognized Transition Asset		(3,100)	(3,900)		--	--
Prepaid (Accrued) Benefit Cost	$	3,800	3,900	$	(17,400)	(17,600)




The following table provides amounts recognized in the balance sheet as of December 31:





	DEFINED BENEFIT PLANS	POSTRETIREMENT BENEFIT PLANS
	1999		1998	1999		1998

Prepaid Benefit Cost	$	9,200	8,900	$	--	--
Accrued Benefit Liability		(5,400)	(5,000)		(17,400)	(17,600)

Net Amount Recognized	$	3,800	3,900	$	(17,400)	(17,600)


The Company's non-qualified, unfunded, noncontributory supplemental retirement plan has an accumulated benefit obligation in the amount of $5,100 and $5,800 at December 31, 1999 and 1998, respectively.

The components of net pension and net periodic postretirement benefit costs are as follows:




		DEFINED BENEFIT PLANS			POSTRETIREMENT BENEFIT PLANS
	1999	1998	1997	1999	1998	1997

Service Cost	$	12,600	11,400	10,900	$	1,100	900	1,000
Interest Cost		22,800	22,200	21,000		1,900	1,700	2,000
Expected Return on
  Plan Assets		(31,800)	(30,400)	(25,600)		(1,000)	(300)	(300)
Amortization of
  Unrecognized
  Transition Assets		(800)	(900)	(800)		--	--	--
Prior Service Costs
  Recognized		1,600	1,500	1,400		--	--	--
Recognized Net
  Actuarial Loss		(500)	(1,200)	(800)		(100)	(100)	--
Other Pension Plans		3,600	3,400	3,900		--	--	--
Net Periodic Benefit
  Cost	$	7,500	6,000	10,000	$	1,900	2,200	2,700


Assumptions used to determine net pension and net periodic postretirement benefit costs are as follows:

		DEFINED BENEFIT PLANS		POSTRETIREMENT BENEFIT PLANS
	1999	1998	1997	1999	1998	1997

DISCOUNT RATE
  Domestic		7.75%	6.75%	7.25%		7.75%	6.75%	7.25%
  Foreign		6.25-7.50%	6.0-8.0%	6.8-8.0%		7.75%	6.75%	7.25%

LONG-TERM RATES OF RETURN ON PLAN ASSETS
	Domestic		9.00%	9.00%	8.50%		9.00%	5.50%	5.50%
	Foreign		6.5-8.0%	7.0-8.0%	4.0-8.5%		--	--	--

RATES OF INCREASE IN COMPENSATION LEVELS
	Domestic		4.75%	4.75%	4.75%		--	--	--
	Foreign		3.0-6.0%	3.3-6.0%	0.0-5.0%		--	--	--




A 6.875% annual rate of increase in the per capita cost of covered postretirement benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.0% for 2002 and remain at that level thereafter.


Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:




	1% INCREASE	1% DECREASE

Effect on Postretirement Benefit Obligation	$2,300	(2,000)

Effect on Total of Service and Interest Cost Components	$400	(300)




In addition to the defined benefit plans and postretirement benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at certain international associated companies. The plans cover full time employees and provide for contributions between 3% and 5% of salary. The Company's expense for the defined contribution plans totaled $4,613, $4,100, and $4,719 in 1999, 1998, and 1997, respectively.

SEGMENT INFORMATION

Management organizes the Company's chewing-gum business based on geographic regions. Intercompany suppliers of flavors, gumbase, and wrapping materials are classified as "All Other". For operating profits, "All Other" also includes costs incurred at the corporate office, net of royalties received from associated companies.

Information by geographic region at December 31, 1999, 1998, and 1997 and for the years then ended is as follows:




NET SALES	1999	1998	1997

North America, principally U.S.	$	842,129	820,411	828,773
Europe		905,137	898,954	828,351
Asia/Pacific/Latin America		296,724	269,085	262,156
All Other		17,612	16,269	17,741

Net Sales	$	2,061,602	2,004,719	1,937,021



"All Other" revenues consists primarily of sales of gumbase to customers.


OPERATING PROFITS	1999	1998	1997

North America, principally U.S.	$	201,701	217,888	208,471
Europe		200,893	185,693	164,833
Asia/Pacific/Latin America		59,266	40,333	35,381
All Other		(26,255)	(21,930)	(22,046)
Operating Profits		435,605	421,984	386,639
Other Income		8,825	8,491	10,901
Earnings Before Income Taxes,
  Factory Closure and Sale		444,430	430,475	397,540
Gains (Costs) Related to Factory
  Closure and Sale		--	10,404	(3,300)

Earnings Before Income Taxes	$	444,430	440,879	394,240


Management separates non-operating items such as foreign currency transaction gains and losses, investment income, and miscellaneous income and expense from operating profits. The non-operating items are classified as "Other Income".


ASSETS	1999	1998	1997

North America, principally U.S.	$	514,941	448,565	439,098
Europe		609,805	562,356	466,120
Asia/Pacific/Latin America		198,011	188,041	172,340
All Other		90,229	87,223	69,049
Assets Used in Operating Activities		1,412,986	1,286,185	1,146,607
Corporate		134,759	234,670	196,519

Total Assets	$	1,547,745	1,520,855	1,343,126

Assets are categorized based upon the geographic segment where they reside. Assets in "Corporate" consist principally of short-term investments and marketable equity securities which are held at the corporate office, as well as certain fixed assets.


DEPRECIATION EXPENSE	1999	1998	1997

North America, principally U.S.	$	15,545	15,961	16,077
Europe		25,408	19,886	17,098
Asia/Pacific/Latin America		8,302	6,784	5,464
All Other		3,194	3,415	3,046
Depreciation Expense Related to
  Operating Activities		52,449	46,046	41,685
Corporate		8,776	9,728	8,754
Total Depreciation Expense	$	61,225	55,774	50,439

Depreciation expense is categorized consistent with the geographic region where the asset resides.


CAPITAL EXPENDITURES	1999	1998	1997

North America, principally U.S.	$	35,984	32,870	22,899
Europe		69,593	86,761	49,965
Asia/Pacific/Latin America		10,461	19,074	31,872
All Other		3,507	6,825	3,370
Capital Expenditures for Operating
  Activities		119,545	145,530	108,106
Corporate		9,234	2,938	20,065
Gross Capital Expenditures		128,779	148,468	128,171
Intersegment Asset Transfers		(1,046)	(441)	(1,662)

Net Capital Expenditures	$	127,733	148,027	126,509


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

The Board of Directors exercises its control responsibility through an Audit Committee composed entirely of independent directors. The Audit Committee meets regularly to review accounting and control matters. Both Ernst & Young LLP and the internal auditors have direct access to the Audit Committee and periodically meet privately with them.

WM. WRIGLEY JR. COMPANY


Chicago, Illinois
January 24, 2000

REPORT OF INDEPENDENT AUDITORS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF THE WM. WRIGLEY JR. COMPANY

We have audited the accompanying consolidated balance sheet of the Wm. Wrigley Jr. Company and associated companies at December 31, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Wm. Wrigley Jr. Company and associated companies at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Chicago, Illinois
January 24, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Dollar amounts in thousands except for per share figures

RESULTS OF OPERATIONS

NET SALES

Consolidated net sales for 1999 increased $56,883 or 3% from 1998. Net sales for 1999 were favorably affected by product mix, higher international unit volume and selected selling price increases. Favorable mix from premium priced products in Europe and North America increased net sales by 2%. In addition, higher international shipments increased net sales by 2%, while selected selling price changes increased net sales by 1%. Translation of foreign currency sales to a stronger U.S. dollar reduced reported net sales by approximately 3%.

North American 1999 net sales increased approximately 3% compared to 1998. While the U.S. maintained volume, net sales increased 1% as a result of favorable product mix primarily due to the launch of Eclipse(R), a new product in 1999. Higher unit volume and favorable product mix at Amurol Confections along with higher unit volume in the Canadian market increased North American net sales 2%.

International 1999 net sales increased by 8%, excluding the effects of foreign currency translation. International net sales were favorably affected by higher unit volume, product mix and selected selling price increases. Unit volume increased net sales by 3%, with higher shipments in China and certain European markets offsetting lower volume in Russia and the Philippines. Favorable mix from premium priced products in Europe, including the introduction of new products, increased international net sales by 3%. Finally, selected selling price changes increased international sales by 2%. International net sales were reduced 4% as a result of currency translation to a stronger U.S. dollar.

Consolidated net sales for 1998 increased $67,698 or 3% from 1997. Net sales for 1998 were favorably affected by higher international unit volume and selected selling price increases. Higher shipments increased net sales by 4%, while selected selling price changes increased net sales by 2%. Translation of foreign currency sales to a stronger U.S. dollar reduced reported net sales by approximately 3%.

North American 1998 net sales decreased approximately 1% compared to 1997. The U.S. and Canadian markets maintained volume and net sales levels consistent with the prior year. At Amurol Confections, lower unit shipments reduced North American volume by about 1%.

International 1998 net sales increased by 11%, excluding the effects of foreign currency translation. Unit volume increased over 6%, with higher customer shipments in emerging markets such as Central and Eastern Europe and China offsetting lower volume in Russia and the Philippines.

INVESTMENT AND OTHER INCOME

In 1999, consolidated investment and other income decreased $1,000 or 5% from 1998. The decrease was primarily due to lower yields on investments in the U.S. and in Europe.

In 1998, consolidated investment and other income increased $1,483 or 9% from 1997. The increase was mainly due to higher average investment balances worldwide.

COST OF SALES AND GROSS PROFIT

In 1999, consolidated cost of sales increased $6,568 or less than 1% from 1998. Excluding the effect of foreign currency translation, the cost of sales increase was approximately 4% from 1998. Higher shipments in certain international markets and product mix increased cost of sales by 4%. Consolidated gross profit in 1999 was $1,206,671, an increase of $50,315 or 4% from 1998. The consolidated gross profit margin on net sales was 58.5% for 1999, up 0.8% from the 1998 gross margin of 57.7%, mainly due to a favorable mix of products in Europe.

In 1998, consolidated cost of sales increased $997, essentially constant with 1997. Excluding the effect of foreign currency translation, the cost of sales increase was about 3% from 1997. Excluding the effects of the Santa Cruz closure and sale, consolidated gross profit in 1998 was $1,156,356, an increase of $66,701 or 6% from 1997. The consolidated gross profit margin on net sales was 57.7% for 1998, up over 1% from the 1997 gross margin of 56.3%, mainly reflecting lower product costs.

SELLING, DISTRIBUTION, AND GENERAL ADMINISTRATIVE EXPENSES

Consolidated 1999 selling, distribution, and general administrative expenses increased $35,266 or 5% from 1998. Excluding the effects of foreign currency translation, the increase was approximately 7% in 1999, mainly due to higher advertising and other marketing expenditures in the U.S., Europe and China.

Consolidated 1998 selling, distribution, and general administrative expenses increased $35,592 or 5% from 1997. Excluding the effects of foreign currency translation, the increase was approximately 8% in 1998, mainly due to higher international selling and marketing expenditures.

As a percentage of consolidated net sales, the expenses were:



		1999	1998	1997

Advertising	14.7%	14.5%	14.4%
Selling and Other Marketing	12.6%	12.4%	12.1%
Distribution	2.4%	2.3%	2.3%
General and Administrative	8.1%	7.9%	7.8%

		37.8%	37.1%	36.6%




INCOME TAXES

Income taxes in 1999 decreased $131 or less than 1% from 1998. The effective consolidated income tax rate was 30.7% in 1999 and 30.9% in 1998.

Income taxes in 1998 increased $13,764 or 11% from 1997. The effective consolidated income tax rate was 30.9% in 1998 and 31.1% in 1997.

NET EARNINGS

Consolidated net earnings in 1999 increased $3,682 and $.03 per share or 1% from 1998. Excluding the effects of the 1998 Santa Cruz sale, 1999 net earnings increased $10,445 and $.09 per share or 4%.

Consolidated net earnings in 1998, including the gain related to the Santa Cruz transaction, increased $32,875 and $.29 per share or 12% from 1997. Excluding the effects of the Santa Cruz closure and sale, 1998 net earnings increased $23,967 and $.21 per share or 9%.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING CASH FLOW AND CURRENT RATIO

Net cash provided by operating activities in 1999 was $358,036 compared with $323,847 in 1998 and $294,478 in 1997.

The Company has a current ratio (current assets divided by current liabilities) in excess of 3.1 to 1 at December 31, 1999 and in excess of 3.8 to 1 at December 31, 1998. The decrease in the 1999 ratio was primarily attributable to lower cash and investment balances as a result of Company common stock repurchases.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Capital expenditures for 1999 were $127,733, a decrease of $20,294 from 1998 capital expenditures of $148,027. The 1998 capital expenditures represented an increase of $21,518 from the 1997 capital expenditures of $126,509. All of the capital expenditures for 1999 and 1998 were funded from the Company's cash flow from operations. Additions to property, plant, and equipment in 2000 are expected to approximate 1999 capital expenditures and are also planned to be funded from the Company's cash flow from operations.

SHARE REPURCHASES

In 1999, under Board of Director authorities, 1,608,800 shares of Company stock were repurchased for an aggregate price of $118,819, net of proceeds received from the sale of put options on Company stock.

OTHER MATTERS

SALE OF THE SANTA CRUZ FACTORY

In the first quarter of 1998, the Company sold its real estate holding in Santa Cruz, California and recorded a pretax gain of approximately $10,404 and net earnings of approximately $6,763 or $.06 per share.

YEAR 2000 READINESS DISCLOSURE

The Company has completed its Year 2000 readiness initiatives and did not experience any significant problems as a result of the millennium change. The Company does not anticipate any continued business impacts related to this issue.

The Company incurred approximately $15,400, including approximately $2,300 of capital spending, on all of its Year 2000 efforts.
Approximately $5,000 was incurred in 1997, $7,500 in 1998, and $2,900 in 1999.

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

QUARTERLY DATA

CONSOLIDATED RESULTS

		Net Sales	Cost of Sales		Net Earnings

				Amount		Per Share

	In thousands of dollars except for per share amounts

1999
	First Quarter	$481,046	199,724	69,649	.60
	Second Quarter	533,331	219,606	87,490	.75
	Third Quarter	507,501	208,403	77,600	.67
	Fourth Quarter	539,724	227,198	73,444	.64

		Total	$2,061,602	854,931	308,183	2.66

1998
	First Quarter(1)	$469,319	200,393	76,106	.66
	Second Quarter	541,162	226,854	84,542	.73
	Third Quarter	493,955	207,140	73,095	.63
	Fourth Quarter	500,283	213,976	70,758	.61

		Total	$2,004,719	848,363	304,501	2.63

(1) Net earnings and earnings per share for the 1st quarter 1998 included gains of $6,763 and $.06, respectively, related to the sale of the Santa Cruz factory.





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




			1999			1998
		High		Low	High		Low

First Quarter	$100 5/8	83	83 1/2	73 1/2
Second Quarter	98	81 5/8	104 5/16	78
Third Quarter	89 5/8	66 7/8	102	72 15/16
Fourth Quarter	84 7/16	66 1/2	91 3/8	70 15/16




DIVIDENDS

The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class B Common Stock for the two most recent years. Beginning in 2000, there will no longer be an extra dividend payment made each December.





		   1999			           1998
	Regular	Extra	Total	Regular	Extra	Total

First Quarter	$.22		.22	.20		.20
Second Quarter	.22		.22	.20		.20
Third Quarter	.22		.22	.20		.20
Fourth Quarter	.35	.47	.82	.20	.51	.71

	Total	$1.01	.47	1.48	.80	.51	1.31


SELECTED FINANCIAL DATA


	1999	1998	1997	1996

OPERATING DATA
Net Sales	$2,061,602	2,004,719	1,937,021	1,835,987
Cost of Sales	854,931	848,363	847,366	814,483
Income Taxes	136,247	136,378	122,614	128,840
Earnings before factory closure and
	sale in 1998-96, nonrecurring gain
	on sale of Singapore property in 1994,
	and cumulative effect of accounting
	in 1992	308,183	297,738	273,771	243,262

	--Per Share of Common Stock
		(basic and diluted)	2.66	2.57	2.36	2.10

Net Earnings	308,183	304,501	271,626	230,272
	--Per Share of Common Stock
		(basic and diluted)	2.66	2.63	2.34	1.99

Dividends Paid	153,812	150,835	135,680	118,308
	--Per Share of Common Stock	1.33	1.30	1.17	1.02
	--As a Percent of Net Earnings	50%	50%	50%	51%

Dividends Declared
	--Per Share of Common Stock	1.48	1.31	1.19	1.02

Average Shares Outstanding	115,861	115,964	115,964	115,983

OTHER FINANCIAL DATA
Net Property, Plant and Equipment	$559,140	520,090	430,474	388,149
Total Assets	$1,547,745	1,520,855	1,343,126	1,233,543
Working Capital	$551,921	624,546	571,857	511,272
Stockholders' Equity	$1,138,775	1,157,032	985,379	897,431
Return on Average Equity	26.8%	28.4%	28.9%	27.2%
Stockholders at Close of Year	38,626	38,052	36,587	34,951
Employees at Close of Year	9,300	9,200	8,200	7,800
Market Price of Stock--High	$100.625	104.313	82.063	62.875
                     --Low	$66.500	70.938	54.563	48.375


	1995	1994	1993	1992	1991	1990	1989
	In thousands of dollars and shares except for per share amounts

	1,754,931	1,596,551	1,428,504	1,286,921	1,148,875	1,110,639	992,853
	778,019	697,442	617,156	572,468	507,795	508,957	451,773
	126,492	122,746	103,944	83,730	79,362	70,897	64,277
	223,739	205,767	174,891	148,573	128,652	117,362	106,149
	1.93	1.77	1.50	1.27	1.09	1.00	.90
	223,739	230,533	174,891	141,295	128,652	117,362	106,149
	1.93	1.98	1.50	1.21	1.09	1.00	.90
	111,401	104,694	87,344	72,511	64,609	58,060	53,506
	.96	.90	.75	.62	.55	.49	.45
	50%	45%	50%	51%	50%	49%	50%
	.99	.94	.75	.63	.55	.51	.47
	116,066	116,358	116,511	117,055	117,517	117,743	118,035
	347,491	289,420	239,868	222,137	201,386	188,959	171,951
	1,099,219	978,834	815,324	711,372	625,074	563,665	498,624
	458,683	413,414	343,132	299,149	276,047	229,735	186,588
	796,852	688,470	575,182	498,935	463,399	401,386	342,994
	30.1%	36.5%	32.6%	29.4%	29.8%	31.5%	32.6%
	28,959	24,078	18,567	14,546	11,086	10,497	10,218
	7,300	7,000	6,700	6,400	6,250	5,850	5,750
	54.000	53.875	46.125	39.875	27.000	19.750	17.917
	42.875	38.125	29.500	22.125	16.375	14.583	11.833


	NONFINANCIAL INFORMATION

ELECTED OFFICERS--1999

WILLIAM WRIGLEY, JR.
President and Chief Executive Officer

DOUGLAS S. BARRIE
President--International
(retired as of January 1, 2000)

RONALD O. COX
Group Vice President
(retired as of September 1, 1999)

JOHN F. BARD
Executive Vice President

MARTIN J. GERAGHTY
Group Vice President--Worldwide Manufacturing

PETER R. HEMPSTEAD
Senior Vice President--International



RONALD V. WATERS
Senior Vice President and Chief Financial Officer

DONALD E. BALSTER
Vice President--Manufacturing

GARY R. BEBEE
Vice President--Customer Marketing

DAVID E. BOXELL
Vice President--Personnel

PHILIP G. HAMILTON
Vice President--International

SHAUN KIM
Vice President--Engineering

DENNIS R. MALLY
Vice President--Information Services

JON ORVING
Vice President--International

DUSHAN PETROVICH
Vice President--Organizational Development

STEFAN PFANDER
Vice President--International and
Managing Director-Europe

WM. M. PIET
Vice President--Corporate Affairs and
Assistant to the President



JOHN A. SCHAFER
Vice President--Purchasing

PHILIP G. SCHNELL
Vice President-Research & Development

CHRISTAFOR E. SUNDSTROM
Vice President-Product & Technical Development

REUBEN GAMORAN
Controller

PHILIP C. JOHNSON
Senior Director-Benefits & Compensation

HOWARD MALOVANY
Secretary and General Counsel

ALAN J. SCHNEIDER
Treasurer

BOARD OF DIRECTORS -- 1999

WILLIAM WRIGLEY
(passed away on March 8, 1999)


COMMITTEES OF THE
BOARD OF DIRECTORS

AUDIT

RICHARD K. SMUCKER Chairman

THOMAS A. KNOWLTON

MELINDA R. RICH

ALEX SHUMATE


COMPENSATION

THOMAS A. KNOWLTON Chairman

PENNY PRITZKER

STEVEN B. SAMPLE

ALEX SHUMATE


NOMINATING

PENNY PRITZKER Chairman

STEVEN B. SAMPLE

RICHARD K. SMUCKER


PHOTO
WILLIAM WRIGLEY, JR.
Director of the Company since 1988
Joined the Wm. Wrigley Jr. Company in 1985
President & Chief Executive Officer since 1999
Senior Vice President (1999)
Vice President (1991-98)
Assistant to the President (1985-92)
Director, The J. M. Smucker Company, since 1991

PHOTO
JOHN F. BARD
Director of the Company since 1999
Joined the Wm. Wrigley Jr. Company in 1991
Executive Vice President since 1999
Senior Vice President (1991-99)


PHOTO
THOMAS A. KNOWLTON
Director of the Company since 1996
Executive Vice President, Kellogg Company (1992-98)
President, Kellogg North America (1994-98)
President, Kellogg Europe (1992-94)

PHOTO
PENNY PRITZKER
Director of the Company since 1994
Chairman, Classic Residence by Hyatt, since 1987
President, Pritzker Realty Group L.P., since 1987
Director, Coast-to-Coast Financial Corporation, since 1990


PHOTO
MELINDA R. RICH
Director of the Company since 1999
Joined Rich Products Corp. in 1986
Executive Vice President of Innovation since 1997
  and Director since 1998
President, Rich Entertainment Group, since 1994
Director, M & T Bank Corp. (Buffalo, NY), since 1994



PHOTO
STEVEN B. SAMPLE
Director of the Company since 1997
President, University of Southern California, since 1991
President, State University of New York, Buffalo (1982-91)
Director, Presley Companies, since 1991
Director, Unova, Inc., since 1997


PHOTO
ALEX SHUMATE
Director of the Company since 1998
Joined law firm of Squire, Sanders & Dempsey in 1988
Managing Partner of the Columbus Office since 1991
Chief Counsel and Deputy Chief of Staff
  to Governor of Ohio (1985-88)
Director, Bank One Corporation, since 1993
Director, Intimate Brands, Inc., since 1996


PHOTO
RICHARD K. SMUCKER
Director of the Company since 1988
Joined The J. M. Smucker Company in 1972
President since 1987 and Director since 1975
Director, Sherwin-Williams Company, since 1991
Director, International Multifoods, Inc., since 1997

STOCKHOLDER INFORMATION

STOCKHOLDER INQUIRIES

Any inquiries about your Wrigley stockholdings should be directed to:

  Stockholder Relations
  Wm. Wrigley Jr. Company
  410 North Michigan Avenue
  Chicago, IL 60611
  1-800-874-0474

You can access your Wrigley stock account information via the Internet at the following address--http://gateway.equiserve.com.

Additional information about the Wrigley Company in general can be found on our Internet home page at the following address-- http://www.wrigley.com.

CAPITAL STOCK

Common Stock of the Wm. Wrigley Jr. Company is traded on the New
York and Chicago Stock Exchanges. The Company's symbol is WWY.

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

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan (DRP) is open to all stockholders of record. The DRP is administered First Chicago Trust Company, a division of EquiServe and uses cash dividends on both Common Stock and Class B Common Stock, along with voluntary cash contributions, to purchase additional shares of Common Stock. Cash contributions can be made monthly for a minimum of $50 and a maximum of $5,000.

All shares purchased through the DRP are retained in a DRP account, so there are no certificates that could be lost, misplaced, or stolen. Additionally, once a DRP account is established, a participant can deposit any Wrigley stock certificates held outside the DRP into the account for safekeeping. The Company pays all brokerage and administrative costs associated with the DRP.

Over 29,000 or 77% of the Company's stockholders of record currently participate in the DRP. A brochure fully describing the DRP and its enrollment procedure is available upon request.


CONSOLIDATION OF MULTIPLE ACCOUNTS

To avoid receiving duplicate mailings, stockholders with more than one Wrigley account may want to consolidate their shares. For more information, please contact the Company.

ELECTRONIC RECEIPT OF PROXY MATERIALS AND PROXY VOTING

If you are a stockholder of record and would like to receive your copy of the annual report and proxy statement via the Internet in the future, you need to complete an online consent form at the following address-- http://www.econsent.com/wwy. If there are problems with accessing the form or any questions about it, please contact First Chicago Trust Company.

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

COMPANY PUBLICATIONS

The Company's 1999 annual report to the Securities and Exchange
Commission on Form 10-K is expected to be available on or about
April 5, 2000.

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


TRANSFER AGENT AND REGISTRAR

First Chicago Trust Company,
a division of EquiServe
P. O. Box 2500
Jersey City, NJ 07303-2500
1-800-446-2617
Internet: http://www.equiserve.com

CORPORATE FACILITIES AND PRINCIPAL ASSOCIATED COMPANIES--1999

CORPORATE FACILITIES

HEADQUARTERS
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611

PRODUCTION FACILITIES
Chicago, Illinois
Gainesville, Georgia

PRINCIPAL ASSOCIATED COMPANIES

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

WRIGLEY ZAGREB D.O.O.
Zagreb, Croatia

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

OOO WRIGLEY
Moscow, Russia
St. Petersburg, Russia*

WRIGLEY SLOVAKIA S.R.O.
Banska Bystrica, Slovakia

WRIGLEY D.O.O.
Ljubljana, Slovenia

WRIGLEY CO., S.A.
Santa Cruz de Tenerife
Canary Islands, Spain

WRIGLEY SCANDINAVIA AB
Stockholm, Sweden

WRIGLEY TAIWAN LIMITED*
Taipei, Taiwan, R.O.C.

WRIGLEY GIDA TICARET LIMITED SIRKETI
Istanbul, Turkey

WRIGLEY UKRAINE TZOV
Kiev, Ukraine

*Denotes production facility.