Form 10-K, Exhibit 13
period 2000-12-31
WRIGLEY WILLIAM JR CO
filed 2001-02-05
CIK 108601

ANNUAL REPORT 2000

Spirit of Innovation
[PICTURE OF GLOBE AND CHEWING GUM PRODUCTS]

Wm. WRIGLEY Jr. Company


CONTENTS

Financial Highlights                                        1
Wrigley at a Glance                                         2
President's Letter                                          4
Management's Discussion and Analysis                        9
Quarterly Data                                             12
Selected Financial Data                                    14
Report of Management and Report of
Independent Auditors                                       16
Consolidated Statement of Earnings                         19
Consolidated Balance Sheet                                 20
Consolidated Statement of Cash Flows                       22
Consolidated Statement of Stockholders' Equity
Including Comprehensive Income                             23
Accounting Policies and Notes to
Consolidated Financial Statements                          25
Elected Officers                                           34
Board of Directors                                         35
Stockholder Information                                    36
Corporate Facilities and
Principal Associated Companies                             38


Wrigley brands woven into the fabric of everyday life around the world


HIGHLIGHTS OF OPERATIONS
In thousands of dollars except for per share amounts


                                                        2000            1999

Net Sales                                         $2,145,706      $2,061,602

Net Earnings                                      $  328,942      $  308,183

 Per Share of Common Stock (basic and diluted)    $     2.90      $     2.66

Dividends Paid                                    $  159,138      $  153,812

 Per Share of Common Stock                        $     1.40      $     1.33

Additions to Property, Plant and Equipment        $  125,068      $  127,733

Stockholders' Equity                              $1,132,897      $1,138,775

Return on Average Equity                               29.0%           26.8%

Stockholders at Close of Year                         37,781          38,626

Average Shares Outstanding (000)                     113,518         115,861

For additional historical financial data see page 14.



                             CHEWING GUM/BUBBLE GUM

                             Company: WRIGLEY
                             Countries Served: OVER 140
                             Website: WWW.WRIGLEY.COM

                             Major Brands:

  WRIGLEY AT A GLANCE        [Airwaves Logo]      [Doublemint Logo]   [Extra Logo]
                             [Alpine Logo]        [Eclipse Logo]      [Freedent Logo]
                             [Big Red Logo]       [Excel Logo]        [Hubba Bubba Logo]


  [PICTURE OF GLOBE]         Don Mills, Ontario   Edison, NJ          Plymouth, England
                             West Chicago, IL     Chicago, IL
                             Yorkville, IL        Gainesville, GA


                                                        - BUBBLE GUM/CONFECTIONS              - GUM BASE

                                                          Company: AMUROL CONFECTIONS            Company: L.A. DREYFUS
                                                          Countries Served: OVER 50              Website: WWW.LADREYFUS.COM
                                                          Websites: WWW.BUBBLEGUM.COM
                                                                    WWW.CONFECTIONS.COM

                                                          Major Brands:                        - FLAVORING:

                                                                                                 Company: NORTHWESTERN FLAVORS

[Wrigley's Ice White Logo] [P.K Logo]                  [Big League Chew Logo] [Bubble Jug Logo]  [Bug City Candy Tarts Logo]
[Juicy Fruit Logo]         [Wrigley's Spearmint Logo]  [Blasters Logo]        [Bubble Tape Logo] [Everest Powerful Mint Gum Logo]
[Orbit Logo]               [Winterfresh Logo]

  [PICTURE OF GLOBE]       St. Petersburg, Russia      Bangalore, India       Guangzhou, China
                           Poznan, Poland                                     Taipei, Taiwan
                           Biesheim, France                                   Antipolo City, Philippines
                           Nairobi, Kenya                                     Sydney, Australia

[PHOTO OF WILLIAM WRIGLEY, JR.]   TO THE STOCKHOLDERS OF THE
                                  WM. WRIGLEY JR. COMPANY
                                  AND THE
                                  WORLDWIDE WRIGLEY TEAM

A year ago, I shared with you our new vision --

Wrigley brands woven into the fabric of everyday life around the world. In order to transform that vision into reality, a roadmap was needed, and over the course of this past year, we have developed one.

The key elements of that roadmap accompany this letter, including our mission statement, an expression of our shared values, and a detailing of some key strategic choices we have made. But words like those below, no matter how well crafted, do not mean anything to a business unless they are communicated to and embraced by the team charged with putting them into practice. During 2000, we took some dramatic steps to reach out to Wrigley team members around the world. In early September, we conducted a series of video broadcasts and local "town hall" meetings, reaching thousands of our


----------------

Supporting our vision is a more concrete mission statement:

Our mission is to achieve generational growth and prosperity for our stakeholders. We will continue to expand our core chewing gum business while establishing new business platforms that build on our company strengths. We will achieve our growth through internal development and strategic acquisitions.

To gain sustainable global competitive advantage, we will aggressively pursue excellence in execution, innovation, brand building, product quality, worldwide distribution and merchandising.

Our hallmarks will be branding that is pervasive and captures our consumers' minds and hearts; products that provide added value; and strong customer relationships built on a foundation of mutual understanding and benefit.

Fundamental to our success is a high performance organization that believes in the power of our people who, in turn, embrace our shared values.

people in fourteen locations, spanning four continents and a multitude of time zones. These communications provided people with more details about our plans and provided many the opportunity to engage senior management in a meaningful, face-to-face dialogue about how best to reinforce and advance our vision and mission.

These discussions have moved beyond the theoretical to the practical, as our team members have come to more fully understand some of the key strategic choices we have made, including the Company's commitment to:



       - boost our core chewing gum business;
       - expand our chewing gum business in attractive new geographies and new distribution channels;
       - focus on innovation in our products, processes, and systems;
       - deliver highest quality products and solutions at lowest cost; and
       - grow and develop our people.


These choices have implications for everything we do - from how we buy ingredients and make products to what products we make and sell. They point us toward increased communication, relationship building, and collaboration as a global team.

Many new ideas have been put forth and new initiatives implemented over the past year that have both strengthened the performance of our current business and laid the groundwork for growth opportunities in the future. Most encouraging of all has been the energy and the spirit of innovation that have been unleashed throughout our worldwide team. Around the globe, I have witnessed examples of Wrigley team members "thinking outside the box" - breaking through barriers and refusing to be limited by how things have been done in the past.

In 2000, we completed a "state of the art" production line in our Gainesville factory, giving us pellet gum making capacity in the U.S. for the first time in over 20 years. And that new capacity came in handy as we stepped up the pace of innovation with our second rollout of new products in the U.S. market in just over a year with the launch of Eclipse(R) Polar Ice(R) pellets as well as Extra(R) Polar Ice. Consumers have responded favorably to this new, unique flavor.

--------------

Underpinning our vision and mission, from a philosophical perspective, are our shared values:

We treat each other with trust, dignity and respect.

We create an environment where people from diverse cultures and backgrounds work together effectively.

We support and have the courage to take measured risk.

We act with a sense of urgency without sacrificing excellence.

We foster a spirit of innovation in all areas of our business.

We strive for effective communication that results in teamwork, shared knowledge and ideas.

We make an extraordinary effort to attract, identify, recruit and retain the very best person for every job.

We pursue lifelong learning and personal development.

We encourage individual leadership, responsibility, and accountability.

We demand of ourselves high standards of ethical behavior.

We develop long-term relationships for mutual growth and profitability.

Our innovative ways extend beyond product formulation to the way we launch and market products. The original version of our Airwaves(R) "vapor release" chewing gum was rolled out to a handful of countries at a time. We took a more aggressive approach with the launch of Honey & Lemon Airwaves this past fall. It was the first pan-European brand launch in Company history, rolling out the new brand simultaneously across thirty-seven markets.

For Polar Ice, Honey & Lemon Airwaves, Alpine(R) and other new Wrigley offerings, innovation also permeated our advertising efforts. Wrigley marketing managers and the creative teams at the Company's ad agencies crafted a new look and feel for a number of our commercial executions. Some of these advertisements are a little edgier in both concept and execution than previous Wrigley fare, but they never lose sight of their "reason for being" - to connect and communicate with consumers and motivate them to purchase Wrigley brands. The potent combination of new benefits, high quality products, improved trade communication and effective advertising has helped fuel the growth of these new product lines.

Airwaves and other innovative sugarfree products are beginning to make inroads in Asia as well. Strategic product launches in key markets have strengthened our position as market leader in a number of countries in that region, adding incremental value and bringing new consumers into the category.

One of the most striking innovations for our company was the recently announced establishment of the Wrigley Healthcare Division. The mission of Wrigley Healthcare is to develop and market products that use chewing gum as a fast-acting, good-tasting vehicle for the delivery of active ingredients that provide functional health benefits to consumers. The division's first product was unveiled as well - Surpass(R) antacid chewing gum. In many ways, Wrigley Healthcare embodies our new corporate vision, mission, and values. It creates a new, internally developed platform for business growth showcasing the best of the old and the new, combining existing Wrigley expertise and brand equity with new technologies and a variety of outside resources. The new division builds upon our current core business, while creating innovative benefits and functionality that will help deepen our relationship with consumers and make our brands more a part of the "fabric of everyday life."

The past year has seen your Company move toward increased and more effective use of technology. Our most ambitious technology project is known as WeB ESPRIT. It is a truly innovative undertaking, from the way the team was assembled from across the Wrigley organization to the unique and free-flowing workspace that has been created for them in Ismaning, Germany. This effort is designed to make our systems more compatible, responsive and efficient across all our markets and will impact most of our key business and operational processes, including sixteen production facilities and fifty sales offices around the world.

Making our corporate vision a reality will require the common systems, harmonized business processes, shared data, and higher value-added work that will be made possible by this initiative. WeB ESPRIT is not just about streamlining operations to make them more efficient - it is about restructuring processes and relationships to tap into creativity and growth.

In another move designed to facilitate information sharing and collaboration among our people, we have created an intranet portal known as WIN - the Wrigley Innovation Network. In place in the Americas since the fall, WIN is now having its reach extended across the entire Wrigley world as we near completion of our global wide-area network.

Of course, even with all these new initiatives and ventures underway, we have a core business to run, and it has been running quite well. In 2000, the Wrigley Company achieved record shipments, sales and earnings. These gains were across all four regions and came despite our significant investments in innovation and a very difficult environment in terms of the weakness of international currencies relative to the dollar. When results are consolidated, the negative translation effect masks the continuing strength and vitality of the Company's overseas business. Additionally, value was returned to our stockholders through the repurchase of more than three million shares of Wrigley stock over the past eighteen months, using only internally generated cash.

Your Company has made significant progress over the past year, both in the marketplace and behind the scenes. As I have noted on a number of occasions this past year, the strength, depth and vitality of our worldwide team have never been greater. I am confident in the power of our people to capitalize on the array of opportunities before us, expand the global reach of Wrigley brands, and realize our vision.

Sincerely,

[WILLIAM WRIGLEY, JR. SIGNATURE]

William Wrigley, Jr.

[PICTURE OF WRIGLEY CHEWING GUM PRODUCTS]

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Dollar amounts in thousands except for per share figures

Results Of Operations

NET SALES

Consolidated net sales for 2000 increased $84,104 or 4% from 1999. Net sales for 2000 were favorably affected by higher worldwide shipments, product mix, and selected selling price changes. Higher worldwide shipments, including the introduction of new products, increased net sales by 6%. Favorable mix from premium priced products in Europe, the U.S. and Canada increased net sales by 2%, while selected selling price changes increased net sales by 2%. Translation of foreign currency sales to a stronger U.S. dollar reduced reported net sales by approximately 6%.

Net sales for the Americas in 2000 increased 6% compared to 1999. Favorable product mix increased net sales 3% due primarily to increased U.S. sales of Eclipse(R) and Extra(R). Net sales also increased 3% as a result of higher unit volume, primarily from Amurol Confections and the Latin American and Canadian markets.

International 2000 net sales increased by 12% excluding the effects of foreign currency translation. Higher International net sales resulted from higher unit volume, favorable product mix, and selected selling price changes. Unit volume increased net sales by 8% over 1999, due primarily to growth in China, Russia and numerous other European and Asian markets. Favorable mix from premium priced products, primarily in Europe, increased International net sales by 2% while selected selling price changes also increased International net sales by 2%. International net sales were reduced by 9% as a result of currency translation, primarily in Europe, to a stronger U.S. dollar.

Consolidated net sales for 1999 increased $56,883 or 3% from 1998. Net sales for 1999 were favorably affected by product mix, higher International unit volume and selected selling price increases. Favorable mix from premium priced products in Europe, the U.S. and Canada increased net sales by 2%. In addition, higher International shipments increased net sales by 2%, while selected selling price changes increased net sales by 1%. Translation of foreign currency sales to a stronger U.S. dollar reduced reported net sales by approximately 3%.

The Americas 1999 net sales increased approximately 2% compared to 1998. While the U.S. maintained volume, net sales increased 1% as a result of favorable product mix primarily due to the launch of Eclipse(R), a new product in 1999. Higher unit volume and favorable product mix at Amurol Confections along with higher unit volume in the Canadian market increased net sales 2%.

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

COST OF SALES AND GROSS PROFIT

In 2000, consolidated cost of sales was essentially even with 1999. Excluding the effect of foreign currency translation, the cost of sales increase was approximately 5% from 1999. Higher worldwide shipments and product mix were partially offset by lower product cost in Europe. Consolidated gross profit in 2000 was $1,241,440, an increase of $84,021 or 7% from 1999. The consolidated gross profit margin on net sales was 57.9% for 2000, up 1.8 percentage points from the 1999 gross margin of 56.1%, mainly due to the combination of lower product costs and favorable mix.

In 1999, consolidated cost of sales increased $9,195, or 1% from 1998. Excluding the effect of foreign currency translation, the cost of sales increase was approximately 3% from 1998. Higher shipments in certain International markets and product mix increased cost of sales by 3%. Consolidated gross profit in 1999 was $1,157,419, an increase of $47,688 or 4% from 1998. The consolidated gross profit margin on net sales was 56.1% for 1999, up 0.7 percentage points from the 1998 gross margin of 55.4%, mainly due to a favorable mix of products in Europe.

SELLING AND GENERAL ADMINISTRATIVE EXPENSES

Consolidated 2000 selling and general administrative expenses increased $56,384 or 8% from 1999. Excluding the effects of foreign currency translation, the increase was approximately 13% in 2000, mainly due to increased R&D and product development spending in the U.S. and higher worldwide advertising and other marketing expenditures.

Consolidated 1999 selling and general administrative expenses increased $34,066 or 5% from 1998. Excluding the effects of foreign currency translation, the increase was approximately 7% in 1999, mainly due to higher advertising and other marketing expenditures in the U.S., Europe, and China.

As a percentage of consolidated net sales, the expenses were as follows:




                                  2000    1999    1998

Advertising                      14.4%   14.7%   14.5%
Selling and Other Marketing      13.7%   12.6%   12.4%
General and Administrative        8.2%    7.7%    7.4%

                                 36.3%   35.0%   34.3%


INVESTMENT INCOME

In 2000, consolidated investment income increased $1,549 or 9% from 1999. The increase was primarily due to higher yields on investments in the U.S. and in Europe.

In 1999, consolidated investment income decreased $1,000 or 5% from 1998. The decrease was primarily due to lower yields on investments in the U.S. and in Europe.

OTHER EXPENSE

In 2000, other expense decreased $5,696 from 1999. The decrease was mainly the result of 1999 expenses related to the Russia factory start-up.

Other expense for 1999 decreased $1,333 from 1998 due primarily to reduced foreign currency transaction losses.

INCOME TAXES

Income taxes in 2000 increased $14,123 or 10% from 1999. The effective consolidated income tax rate was 31.4% in 2000 and 30.7% in 1999.

Income taxes in 1999 decreased $131 or less than 1% from 1998.
The effective consolidated income tax rate was 30.7% in 1999 and 30.9% in 1998.

NET EARNINGS

Consolidated net earnings in 2000 increased $20,759 or 7%. On a per share basis, net earnings increased $.24 or 9% from 1999.

Consolidated net earnings in 1999 increased $3,682 and $.03 per share or 1% from 1998. Excluding the effects of the 1998 Santa
Cruz sale, 1999 net earnings increased $10,445 and $.09 per share or 4%.


Liquidity and Capital Resources

OPERATING CASH FLOW AND CURRENT RATIO

Net cash provided by operating activities in 2000 was $448,283 compared with $358,036 in 1999 and $323,847 in 1998.

The Company has a current ratio (current assets divided by current liabilities) in excess of 2.8 to 1 at December 31, 2000 and in excess of 3.1 to 1 at December 31, 1999.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Capital expenditures for 2000 were $125,068, a decrease of $2,665 from the 1999 capital expenditures of $127,733. The 1999 capital expenditures represented a decrease of $20,294 from the 1998 capital expenditures of $148,027. All of the capital expenditures were funded from the Company's cash flow from operations. Additions to property, plant and equipment in 2001 are expected to be above 2000 capital expenditures and are also planned to be funded from the Company's cash flow from operations.

SHARE REPURCHASES

In 2000, under Board of Director authorizations, 1,767,400 shares of Company stock were repurchased for an aggregate price of $131,765, net of proceeds received from the sale of put options on Company stock. In 1999, 1,608,800 shares were repurchased for an aggregate price of $118,819, net of proceeds received from the sale of put options on Company stock.


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

FORWARD-LOOKING STATEMENTS

Statements contained in this report may be considered to be forward looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements to comply with the safe harbor under the Act. The Company notes that a variety of factors could cause actual results to differ materially from the anticipated results or expectations expressed in these forward-looking statements.

Important factors that may influence the operations, performance, development and results of the Company's business include global and local business and economic conditions; currency exchange and interest rates; ingredients, labor, and other operating costs; insufficient or underutilization of manufacturing capacity; political or economic instability in local markets; competition; retention of preferred retail space; effective marketing campaigns or new product introductions; consumer preferences, spending patterns, and demographic trends; legislation and governmental regulation; and accounting policies and practices.

We caution the reader that the list of factors may not be exhaustive. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.


QUARTERLY DATA
In thousands of dollars except for per share amounts


CONSOLIDATED RESULTS

                          NET        COST OF            NET   NET EARNINGS
                        SALES          SALES       EARNINGS      PER SHARE

2000

First Quarter      $  503,291        214,966         74,605            .65
Second Quarter        570,224        235,495         92,103            .81
Third Quarter         533,294        223,816         83,842            .74
Fourth Quarter        538,897        229,989         78,392            .70

Total              $2,145,706        904,266        328,942           2.90

1999

First Quarter      $  481,046        210,814         69,649            .60
Second Quarter        533,331        231,856         87,490            .75
Third Quarter         507,501        220,777         77,600            .67
Fourth Quarter        539,724        240,736         73,444            .64

Total              $2,061,602        904,183        308,183           2.66


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



                          2000       2000        1999       1999
                          HIGH        LOW        HIGH        LOW

First Quarter          $82.875     59.875     100.625     83.688
Second Quarter          84.500     71.250      98.000     81.625
Third Quarter           81.500     70.188      89.625     66.875
Fourth Quarter          96.625     72.875      84.438     66.500



DIVIDENDS

The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class
B Common Stock for the two most recent years. There was no extra dividend payment made in 2000. Dividends declared in a quarter, with the exception of the extra dividend, are paid in the following quarter.



                          2000       1999        1999       1999
                         TOTAL    REGULAR       EXTRA      TOTAL

First Quarter            $ .35        .22                    .22
Second Quarter             .35        .22                    .22
Third Quarter              .35        .22                    .22
Fourth Quarter             .35        .35         .47        .82

Total                    $1.40       1.01         .47       1.48

SELECTED FINANCIAL DATA
In thousands of dollars and shares except for per share amounts



                                                         2000            1999            1998            1997



OPERATING DATA

Net Sales                                                 $2,145,706      2,061,602       2,004,719       1,937,021

Cost of Sales                                                904,266        904,183         894,988         892,751

Income Taxes                                                 150,370        136,247         136,378         122,614

Earnings before factory closure and sale in 1998-96,
nonrecurring gain on sale of Singapore property in 1994,
and cumulative effect of accounting changes in 1992          328,942        308,183         297,738         273,771
 Per Share of Common Stock (basic and diluted)                  2.90           2.66            2.57            2.36

Net Earnings                                                 328,942        308,183         304,501         271,626

 Per Share of Common Stock (basic and diluted)                  2.90           2.66            2.63            2.34

Dividends Paid                                               159,138        153,812         150,835         135,680
 Per Share of Common Stock                                      1.40           1.33            1.30            1.17
 As a Percent of Net Earnings                                    48%            50%             50%             50%

Dividends Declared
 Per Share of Common Stock                                      1.40           1.48            1.31            1.19

Average Shares Outstanding                                   113,518        115,861         115,964         115,964


OTHER FINANCIAL DATA

Net Property, Plant and Equipment                         $  607,034        559,140         520,090         430,474

Total Assets                                               1,574,740      1,547,745       1,520,855       1,343,126

Working Capital                                              540,505        551,921         624,546         571,857

Stockholders' Equity                                       1,132,897      1,138,775       1,157,032         985,379

Return on Average Equity                                       29.0%          26.8%           28.4%           28.9%

Stockholders at Close of Year                                 37,781         38,626          38,052          36,587

Employees at Close of Year                                     9,800          9,300           9,200           8,200

Market Price of Stock
 High                                                         96.625        100.625         104.313          82.063
 Low                                                          59.875         66.500          70.938          54.563


     1996            1995            1994            1993            1992            1991            1990


1,835,987       1,754,931       1,596,551       1,428,504       1,286,921       1,148,875       1,110,639

  859,414         820,478         737,239         653,687         606,263         540,591         541,284

  128,840         126,492         122,746         103,944          83,730          79,362          70,897


  243,262         223,739         205,767         174,891         148,573         128,652         117,362
     2.10            1.93            1.77            1.50            1.27            1.09            1.00

  230,272         223,739         230,533         174,891         141,295         128,652         117,362
     1.99            1.93            1.98            1.50            1.21            1.09            1.00

  118,308         111,401         104,694          87,344          72,511          64,609          58,060
     1.02             .96             .90             .75             .62             .55             .49
      51%             50%             45%             50%             51%             50%             49%


     1.02             .99             .94             .75             .63             .55             .51

  115,983         116,066         116,358         116,511         117,055         117,517         117,743


  388,149         347,491         289,420         239,868         222,137         201,386         188,959

1,233,543       1,099,219         978,834         815,324         711,372         625,074         563,665

  511,272         458,683         413,414         343,132         299,149         276,047         229,735

  897,431         796,852         688,470         575,182         498,935         463,399         401,386

    27.2%           30.1%           36.5%           32.6%           29.4%           29.8%           31.5%

   34,951          28,959          24,078          18,567          14,546          11,086          10,497

    7,800           7,300           7,000           6,700           6,400           6,250           5,850

   62.875          54.000          53.875          46.125          39.875          27.000          19.750
   48.375          42.875          38.125          29.500          22.125          16.375          14.583

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

Ernst & Young LLP has conducted an independent audit of the financial statements, and its report appears on the facing page.

The Board of Directors exercises its control responsibility through an Audit Committee composed entirely of independent directors. The Audit Committee meets regularly to review accounting and control matters. Both Ernst & Young LLP and the internal auditors have direct access to the Audit Committee and periodically meet privately with them.

WM. WRIGLEY JR. COMPANY

Chicago, Illinois
January 23, 2001

REPORT OF INDEPENDENT AUDITORS
TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF THE
WM. WRIGLEY JR. COMPANY


We have audited the accompanying consolidated balance sheet of the Wm. Wrigley Jr. Company and associated companies (the "Company") at December 31, 2000 and 1999 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Chicago, Illinois
January 23, 2001

[PICTURE OF CHEWING GUM PRODUCTS]

CONSOLIDATED STATEMENT OF EARNINGS
In thousands of dollars except for per share amounts

                                                                    2000             1999             1998
EARNINGS

Net sales                                                      $ 2,145,706       2,061,602        2,004,719

Cost of sales                                                      904,266         904,183          894,988

Gross profit                                                     1,241,440       1,157,419        1,109,731

Selling and general administrative                                 778,197         721,813          687,747

Gain related to factory sale                                          --               --           (10,404)

Operating income                                                   463,243         435,606          432,388

Investment income                                                   19,185          17,636           18,636

Other expense                                                       (3,116)         (8,812)         (10,145)

Earnings before income taxes                                       479,312         444,430          440,879

Income taxes                                                       150,370         136,247          136,378

Net earnings                                                   $   328,942         308,183          304,501


PER SHARE AMOUNTS

Net earnings per share of Common Stock (basic and diluted)     $      2.90            2.66             2.63

Dividends paid per share of Common Stock                       $      1.40            1.33             1.30



See accompanying accounting policies and notes.

CONSOLIDATED BALANCE SHEET
In thousands of dollars



                                                                        2000              1999
ASSETS

Current assets:

Cash and cash equivalents                                             $  300,599        288,386

Short-term investments, at amortized cost                                 29,301         18,528

Accounts receivable
(less allowance for doubtful accounts: 2000 - $8,186; 1999 - $9,194)     191,570        181,720

Inventories

 Finished goods                                                           64,676         60,885

 Raw materials and supplies                                              188,615        196,785

                                                                         253,291        257,670

Other current assets                                                      39,728         42,301

Deferred income taxes - current                                           14,226         15,141

  Total current assets                                                   828,715        803,746

Marketable equity securities, at fair value                               28,535         43,201

Deferred charges and other assets                                         83,713        114,796

Deferred income taxes - noncurrent                                        26,743         26,862

Property, plant and equipment, at cost:

Land                                                                      39,125         37,527

Buildings and building equipment                                         344,457        312,663

Machinery and equipment                                                  756,050        712,585

                                                                       1,139,632      1,062,775

Less accumulated depreciation                                            532,598        503,635

Net property, plant and equipment                                        607,034        559,140

TOTAL ASSETS                                                          $1,574,740      1,547,745



In thousands of dollars and shares

                                                                       2000             1999

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable                                                     $    94,377         86,583

Accrued expenses                                                          92,531         74,816

Dividends payable                                                         39,467         40,073

Income and other taxes payable                                            60,976         49,654

Deferred income taxes - current                                              859            699

  Total current liabilities                                              288,210        251,825

Deferred income taxes - noncurrent                                        40,144         44,963

Other noncurrent liabilities                                             113,489        112,182

Stockholders' equity:

Preferred Stock - no par value
 Authorized: 20,000 shares
 Issued: None

Common Stock - no par value

 Common Stock
 Authorized: 400,000 shares
 Issued: 2000 - 94,184 shares; 1999 - 93,607 shares                       12,558         12,481

 Class B Common Stock - convertible
 Authorized: 80,000 shares
 Issued and outstanding:
 2000 - 22,037 shares; 1999 - 22,614 shares                                2,938          3,015

Additional paid-in capital                                                   346            273

Retained earnings                                                      1,492,547      1,322,137

Common Stock in treasury, at cost
 (2000 - 3,459 shares; 1999 - 1,725 shares)                             (256,478)      (125,712)

Accumulated other comprehensive income

 Foreign currency translation adjustment                                (136,365)      (100,270)

 Unrealized holding gains on marketable equity securities                 17,351         26,851

                                                                        (119,014)       (73,419)

  Total stockholders' equity                                           1,132,897      1,138,775

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $ 1,574,740     $1,547,745



See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT
OF CASH FLOWS
In thousands of dollars



                                                                      2000           1999           1998

OPERATING ACTIVITIES

Net earnings                                                     $ 328,942        308,183        304,501
 Adjustments to reconcile net earnings to net cash
 provided by operating activities:

 Depreciation                                                       57,880         61,225         55,774

 Loss on sales of property, plant and equipment                        778            390            168

 Gain related to factory sale                                           --            --        (10,404)

 (Increase) Decrease in:
  Accounts receivable                                              (18,483)       (21,174)       (12,297)
  Inventories                                                       (2,812)        (9,894)        (6,299)
  Other current assets                                                 199          2,807          1,310
  Other assets and deferred charges                                 30,408        (22,277)       (17,350)

 Increase (Decrease) in:
  Accounts payable                                                  11,068         13,519          4,499
  Accrued expenses                                                  19,935          9,734         (3,869)
  Income and other taxes payable                                    14,670          2,649         (4,445)
  Deferred income taxes                                              2,546          2,024          9,826
  Other noncurrent liabilities                                       3,152         10,850          2,433

Net cash provided by operating activities                          448,283        358,036        323,847

INVESTING ACTIVITIES

  Additions to property, plant and equipment                      (125,068)      (127,733)      (148,027)
  Proceeds from property retirements                                 1,128          7,909         10,662
  Purchases of short-term investments                             (125,728)       (32,078)      (109,292)
  Maturities of short-term investments                             115,007        150,300         92,676

Net cash used in investing activities                             (134,661)        (1,602)      (153,981)

FINANCING ACTIVITIES

 Dividends paid                                                   (159,138)      (153,812)      (150,835)

 Common Stock purchased                                           (131,765)      (121,268)        (7,679)

Net cash used in financing activities                             (290,903)      (275,080)      (158,514)

Effect of exchange rate changes on cash and cash equivalents       (10,506)        (7,540)        (3,407)

Net increase in cash and cash equivalents                           12,213         73,814          7,945
Cash and cash equivalents at beginning of year                     288,386        214,572        206,627

Cash and cash equivalents at end of year                         $ 300,599        288,386        214,572

SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes paid                                                $ 136,311        130,562        133,530

Interest paid                                                    $     749            709          1,164

Interest and dividends received                                  $  19,243         17,579         19,458



See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT
OF STOCKHOLDERS' EQUITY INCLUDING COMPREHENSIVE INCOME
In thousands of dollars and shares



                                    COMMON           CLASS B  ADDITIONAL              COMMON    OTHER   STOCK-
                                    SHARES  COMMON   COMMON   PAID-IN    RETAINED   STOCK IN    COMP.   HOLDERS'
                               OUTSTANDING   STOCK   STOCK    CAPITAL    EARNINGS   TREASURY   INCOME   EQUITY

BALANCE DECEMBER 31, 1997           92,293  $12,339  3,157       226     1,032,139   (13,363)  (49,119) 985,379

Net earnings                                                               304,501                      304,501

Other comprehensive income:
 Currency translation                                                                            3,695    3,695

 Unrealized holding gain on
 marketable  equity securities,
 net of $4,729 tax                                                                               8,783    8,783

 Total comprehensive income                                                                             316,979

Dividends to shareholders                                                (152,023)                    (152,023)

Treasury share sales,
net of purchases                       104                                              4,078             4,078

Options exercised and stock
awards granted                          37                        46                    2,573             2,619

Conversion from Class B Common
to Common                              462        62      (62)                                             --

BALANCE DECEMBER 31, 1998           92,896   $12,401    3,095    272   1,184,617      (6,712)  (36,641) 1,157,032

Net earnings                                                             308,183                          308,183

Other comprehensive income:
 Currency translation                                                                          (38,931)   (38,931)

 Unrealized holding gain on marketable
 equity securities, net of $1,160 tax                                                            2,153      2,153

 Total comprehensive income                                                                               271,405

Dividends to shareholders                                                    (170,663)                   (170,663)

Treasury share purchases            (1,637)                                           (120,861)          (120,861)

Options exercised and stock
awards granted                          23                               1               1,861             1,862

Conversion from Class B Common
to Common                              600         80      (80)                                               --


BALANCE DECEMBER 31, 1999           91,882    $12,481    3,015         273 1,322,137  (125,712) (73,419) 1,138,775


Net earnings                                                                 328,942                       328,942

Other comprehensive income:
 Currency translation                                                                           (36,095)   (36,095)

 Unrealized holding loss on marketable
 equity securities, net of $5,166 tax                                                            (9,500)    (9,500)

Total comprehensive income                                                                                 283,347

Dividends to shareholders                                                   (158,532)                     (158,532)

Treasury share purchases            (1,767)                                           (131,765)            (131,765)

Options exercised and stock
awards granted                          33                              73                 999                1,072

Conversion from Class B Common
to Common                              577         77      (77)                                                 --

BALANCE DECEMBER 31, 2000           90,725    $12,558    2,938         346  1,492,547  (256,478) (119,014) 1,132,897



See accompanying accounting policies and notes.

[PICTURE OF CHEWING GUM PRODUCTS]

ACCOUNTING POLICIES AND NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands except for per share figures


CONSOLIDATION AND DESCRIPTION OF BUSINESS
The consolidated financial statements include the accounts of the Wm. Wrigley Jr. Company and its associated companies (the Company). The Company's principal business is manufacturing and selling chewing gum. All other businesses constitute less than 10% of combined revenues, operating profit and identifiable assets. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues and expenses. Actual results may vary from those estimates. Certain amounts reported in 1998 and 1999 have been reclassified to conform to the 2000 presentation.

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

LONG LIVED ASSETS
The Company periodically reviews long lived assets to determine if there are indicators of impairment. When indicators of impairment are present, the Company evaluates the carrying value of the assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company adjusts the net book value of the underlying assets if the sum of the expected future cash flows is less than book value.

REVENUE RECOGNITION
Revenue from product sales is recognized when the goods are shipped.

DISTRIBUTION COSTS
The Company classifies distribution costs, including shipping and handling costs, in cost of sales.

ADVERTISING
The Company expenses all advertising costs in the year incurred.
Advertising expense was $308,446 in 2000, $303,220 in 1999 and $291,344 in 1998.

INVESTMENTS IN DEBT & EQUITY SECURITIES
The Company's investments in debt securities, which typically mature in one year or less, are held to maturity and are valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 2000 and December 31, 1999 were, respectively, $21,588 and $15,567 for municipal securities, and $7,713 and $2,961 for other debt securities. The average yields of municipal securities held at December 31, 2000 and December 31, 1999 were 3.94% and 3.35%, respectively.

The Company's investments in marketable equity securities are held for an indefinite period. Application of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," resulted in unrealized holding gains of $26,644 at December 31, 2000 and $41,310 at December 31, 1999. Unrealized holding gains, net of the related tax effect, of $17,351 and $26,851 at December 31, 2000 and 1999, respectively, are included as components of accumulated other comprehensive income in stockholders' equity.

INVENTORIES
Inventories are valued at cost on a last-in, first-out (LIFO) basis for U.S. companies and at the lower of cost (principally first-in, first-out basis) or market for international associated companies. Inventories totaled $253,291 and $257,670 at December 31, 2000 and 1999, respectively, including $107,684 and $106,581, respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $21,968 and $29,673 higher than reported at December 31, 2000 and 1999, respectively.

DEPRECIATION
Depreciation is provided over the estimated useful life of the respective asset: buildings and building equipment - 12 to 50 years; machinery and equipment - 3 to 20 years. Depreciation was provided primarily by the straight-line method.

ACCRUED EXPENSES
Accrued expenses at December 31, 2000 and 1999 included $34,129 and $29,616 of payroll expenses, respectively.

OTHER NONCURRENT LIABILITIES
Other noncurrent liabilities at December 31, 2000, included liabilities for approximately $54,500 of deferred compensation and $17,500 for post-retirement benefits. At December 31, 1999, they included liabilities for approximately $53,000 of deferred compensation and $17,400 for post-retirement benefits.

FOREIGN CURRENCY TRANSLATION AND EXCHANGE CONTRACTS
The Company has determined that the functional currency for each associated company except for certain Eastern European entities is its local currency. As some Eastern European entities operate in economies which are considered to be highly inflationary, their functional currency is the U.S. dollar.

Certain foreign associated companies enter into forward exchange contracts and purchase currency options as non-speculative hedges against future purchase transactions with other associated companies and outside vendors. In addition, the Corporate headquarters enters into forward exchange contracts and purchases currency options as non-speculative hedges regarding known future royalty payments from, and net investments in, associated companies as well as known foreign currency commitments. Market value gains and losses, recognized at the expiration of the contracts, offset foreign exchange gains or losses on the related transactions being hedged. At December 31, 2000, open foreign exchange contracts for a number of currencies, primarily British pounds, Euros, and U.S. dollars, maturing at various dates through December 31, 2001, aggregated $79,853. Open foreign exchange contracts at December 31, 1999, aggregated $111,289. Unrealized gains or losses on these contracts were not significant as of either December 31, 2000 or 1999.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow, or net investment hedges, and establishes accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Company will be required to record derivative instruments at fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to net income or other comprehensive income, as appropriate. The Company adopted SFAS No. 133, as amended, effective January 1, 2001. The adoption of SFAS No. 133 will not have a material effect on the Company's results of operations or financial position.

STOCK SPLIT
On January 23, 2001, the Board of Directors approved a 2-for-1 stock split for shareholders of record on February 6, 2001. The accompanying financial statements are presented on a pre-split basis.

COMMON STOCK
In addition to its Common Stock, the Company has Class B Common
Stock outstanding. Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition and convertible at any time into one share of Common Stock.

Additional paid-in capital primarily represents the excess of fair market value of Common Stock issued from treasury on the date the shares of stock were awarded over the average acquisition cost of the shares.

Treasury Stock may be acquired for the Company's Management Incentive Plan (1997 MIP) or under a resolution adopted by the Board of Directors. On August 18, 1993, the Board of Directors authorized a share repurchase program to purchase up to $100,000 of shares in the open market. On October 27, 1999, the Company's Board of Directors authorized an additional $200,000 in share repurchases. Additionally, on October 25, 2000, the Board of

Directors authorized $100,000 in share repurchases. During 2000 and 1999, the Company purchased 1,767,400 and 1,608,800 shares at an aggregate price of $131,765 and $118,819, respectively, under the 1993 and 1999 authorities. No shares were repurchased prior to 1999 under the 1993 authority.

STOCK BASED COMPENSATION PLANS
On March 5, 1997, stockholders approved the 1997 MIP. The 1997 MIP authorizes the granting of up to 5,000,000 shares of the Company's new or reissued Common Stock. The 1997 MIP was designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through cash and equity-based incentives. In accordance with the 1997 MIP, shares of Wrigley stock or deferral share units may be granted under the Wrigley Stock Option program or awarded under the Long-Term Stock Grant and Stock Award programs. Deferral share units are also awarded to non-employee directors. Options outstanding have been granted at prices which are equal to the fair market value of the stock on the date of grant. Generally, options vest over a four-year period and expire ten years from the date of grant. No options were granted or outstanding during 1998. The status of the Company's Stock Option program is summarized as follows:

                                    WEIGHTED-AVERAGE      EXERCISE
                                    NUMBER OF SHARES         PRICE

Outstanding at December 31, 1998             --               --

Granted                                 551,000           $86.0600
Exercised                                    --               --
Cancelled                               (12,000)          $87.5625

Outstanding at December 31, 1999        539,000           $86.0266
Granted                                 828,500           $75.0565
Exercised                                    --               --
Cancelled                               (18,000)          $80.5486

OUTSTANDING AT DECEMBER 31, 2000      1,349,500           $79.3648



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



YEAR ENDED DECEMBER 31                       2000         1999
Net Earnings
As reported                              $328,942     $308,183
Pro forma                                $324,735     $306,965
Basic and diluted earnings per share
As reported                                 $2.90        $2.66
Pro forma                                   $2.86        $2.65



The fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average fair value of each option granted using the model was $23.17 and $25.29 in 2000 and 1999, respectively. The table below summarizes the key assumptions:



          INTEREST    DIVIDEND      EXPECTED     EXPECTED
              RATE       YIELD    VOLATILITY         LIFE

2000         4.75%       1.60%         24.6%      6 years
1999         6.00%       1.60%         22.6%      6 years


The following table summarizes key information about stock options at December 31, 2000:



                                    OUTSTANDING STOCK OPTIONS                           EXERCISABLE STOCK OPTIONS

                                         WEIGHTED-AVERAGE        WEIGHTED-                              WEIGHTED-
RANGE OF                                    REMAINING             AVERAGE                                AVERAGE
EXERCISE PRICES          SHARES          CONTRACTUAL LIFE      EXERCISE PRICE          SHARES       EXERCISE PRICE

$60-69                   20,000                9.3                64.0625                  --                 --
$70-79                  862,500                9.4                75.2533              30,500            77.8268
$80-89                  449,000                8.4                87.4954             112,250            87.4954
$90-99                   18,000                9.9                90.5625                  --                 --



INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of net deferred tax balances are as follows:


                                          2000          1999

Accrued Compensation, Pension and
Postretirement Benefits               $ 25,282        26,111
Depreciation                           (16,503)      (15,583)
Unrealized Holding Gains                (9,293)      (14,459)
Factory Closure and Related Costs           --            54
All Other - Net                            480           218

Net Deferred Tax Liability            $    (34)       (3,659)



Balance sheet classifications of deferred taxes are as follows:


                                          2000          1999

DEFERRED TAX ASSET
Current                               $ 14,226        15,141
Noncurrent                              26,743        26,862
DEFERRED TAX LIABILITY
Current                                   (859)         (699)
Noncurrent                             (40,144)      (44,963)

Net Deferred Tax Liability            $    (34)       (3,659)



Applicable U.S. income and foreign withholding taxes have not been provided on approximately $529,285 of undistributed earnings of international associated companies at December 31, 2000. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. Tax on such potential distributions would be substantially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $84,000 of deferred income taxes would be provided.

Income taxes are based on pre-tax earnings which are distributed geographically as follows:



                          2000        1999        1998

Domestic              $139,086     154,240     188,472
Foreign                340,226     290,190     252,407

                      $479,312     444,430     440,879



Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 2000, 1999, and 1998 to the reported provision for income taxes is as follows:



                                   2000           1999           1998

Provision at U.S. Federal
Statutory Rate                $ 167,759        155,551        154,276
State Taxes - Net                 5,351          6,414          5,588
Foreign Tax Rates               (19,546)       (14,835)       (13,634)
Tax Credits
(principally foreign)            (1,675)        (9,189)        (3,575)
Other - Net                      (1,519)        (1,694)        (6,277)

                              $ 150,370        136,247        136,378


The components of the provision for income taxes for 2000, 1999, and 1998 are:



                     CURRENT     DEFERRED         TOTAL

2000

Federal             $ 30,704          961        31,665
Foreign              109,184        2,170       111,354
State                  7,954         (603)        7,351

                    $147,842        2,528       150,370

1999
Federal             $ 20,262       (1,807)       18,455
Foreign              103,253        4,674       107,927
State                 10,708         (843)        9,865

                    $134,223        2,024       136,247

1998
Federal             $ 34,083        5,116        39,199
Foreign               83,623        4,710        88,333
State                  8,846           --         8,846

                    $126,552        9,826       136,378


RETIREMENT AND POST-RETIREMENT PLANS

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

In addition, the Company maintains certain post-retirement plans which provide limited health care benefits on a contributory basis and life insurance benefits in the U.S. and at certain international associated companies. The cost of post-retirement benefits is provided during the employee's active working career. The funded status of the defined benefit plans and post-retirement benefit plans were as follows:



                                                 DEFINED BENEFIT PLANS               POSTRETIREMENT BENEFIT PLANS
                                                2000                1999              2000                1999

CHANGE IN BENEFIT OBLIGATION

Benefit Obligation at Beginning of Year       $  321,800          345,600           $  25,400              26,700

Service Cost                                      11,100           12,600                 900               1,100

Interest Cost                                     24,200           22,800               2,000               1,900

Plan Participants' Contributions                     300              400                  --                  --

Actuarial Loss (Gain)                             10,900          (43,200)                600              (3,000)

Foreign Currency Exchange                         (6,400)            (100)                 --                  --

Other                                             (2,000)            (200)                 --                  --

Benefits Paid                                    (17,900)         (16,100)             (1,800)             (1,300)

Benefit Obligation at End of Year             $  342,000          321,800           $  27,100              25,400

CHANGE IN PLAN ASSETS

Fair Value at Beginning of Year               $  390,800          373,700           $  13,600              11,500

Actual Return on Plan Assets                       3,100           28,900                (600)              1,600

Employer Contribution                              1,600            1,800               1,800               1,800

Plan Participants' Contributions                   1,700            2,100                  --                  --

Foreign Currency Exchange                         (7,500)             100                  --                  --

Other                                               (900)             300                  --                  --

Benefits Paid                                    (17,900)         (16,100)             (1,800)             (1,300)

Fair Value at End of Year                     $  370,900          390,800           $  13,000              13,600

Funded (Underfunded) Status of the Plan       $   28,900           69,000           $ (14,100)            (11,800)

Unrecognized Net Actuarial Gain                  (26,000)         (71,300)             (3,400)             (5,600)

Unrecognized Prior Service Costs                   7,200            9,200                  --                  --

Unrecognized Transition Asset                     (4,400)          (3,100)                 --                  --

Prepaid (Accrued) Benefit Cost                $    5,700            3,800           $ (17,500)            (17,400)


The following table provides amounts recognized in the balance sheet as of December 31:



                                     DEFINED BENEFIT PLANS              POSTRETIREMENT BENEFIT PLANS
                                      2000             1999               2000              1999


Prepaid Benefit Cost               $ 11,400            9,200          $      --              --

Accrued Benefit Liability            (5,700)          (5,400)           (17,500)          (17,400)

Net Amount Recognized              $  5,700            3,800          $ (17,500)          (17,400)



The Company's non-qualified, unfunded, noncontributory supplemental retirement plan has an accumulated benefit obligation in the amount of $5,600 and $5,100 at December 31, 2000 and 1999, respectively.

The components of net pension and net periodic post-retirement benefit costs are as follows:


                                             DEFINED BENEFIT PLANS                POSTRETIREMENT BENEFIT PLANS
                                        2000          1999         1998           2000        1999        1998


Service Cost                         $  11,100        12,600      11,400        $    900       1,100         900

Interest Cost                           24,200        22,800      22,200           2,000       1,900       1,700

Expected Return on Plan Assets         (33,200)      (31,800)    (30,400)         (1,200)     (1,000)       (300)

Amortization of Unrecognized
Transition Assets                         (900)         (800)       (900)            --          --          --

Prior Service Costs Recognized           1,700         1,600       1,500             --          --          --

Recognized Net Actuarial Loss           (1,900)         (500)     (1,200)           (200)       (100)       (100)

Other Pension Plans                      4,000         3,600       3,400             --          --          --

Net Periodic Benefit Cost            $   5,000         7,500       6,000        $  1,500       1,900       2,200




Assumptions used to determine net pension and net periodic post-retirement benefit costs are as follows:



                                                  DEFINED BENEFIT PLANS             POSTRETIREMENT BENEFIT PLANS
                                              2000        1999         1998         2000       1999        1998
DISCOUNT RATE

Domestic                                         7.75%        7.75%      6.75%     7.75%      7.75%       6.75%

Foreign                                      6.0-7.25%   6.25-7.50%   6.0-8.0%     7.75%      7.75%       6.75%

LONG-TERM RATES OF RETURN ON PLAN ASSETS

Domestic                                         9.25%        9.00%      9.00%     9.00%      9.00%       5.50%

Foreign                                     6.50-7.50%     6.5-8.0%   7.0-8.0%       --         --          --

RATES OF INCREASE IN COMPENSATION LEVELS

Domestic                                         4.75%        4.75%      4.75%       --         --          --

Foreign                                       3.0-4.0%     3.0-6.0%   3.3-6.0%       --         --          --


A 5.625% annual rate of increase in the per capita cost of covered post-retirement benefits was assumed for 2001. The rate was assumed to decrease gradually to 5% for 2002 and remain at that level thereafter.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:



                               1% INCREASE    1% DECREASE

Effect on Post-retirement
Benefit Obligation                   2,300        (2,000)
Effect on Total of Service
and Interest Cost Components           300          (300)



In addition to the defined benefit plans and post-retirement benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at certain international associated companies. The plans cover full time employees and provide for contributions between 3% and 5% of salary. The Company's expense for the defined contribution plans totaled $4,535, $4,613, and $4,100 in 2000, 1999, and 1998 respectively.

SEGMENT INFORMATION
Management organizes the Company's chewing gum business based on geographic regions. Information by geographic region at December
31, 2000, 1999, and 1998 and for the years then ended is as follows:



NET SALES                    2000          1999            1998

Americas,
principally U.S.         $906,006       854,374         835,151

Europe                    908,624       905,137         898,954

Asia                      244,224       213,096         186,961

Pacific                    71,461        71,383          67,384

All Other                  15,391        17,612          16,269

Net Sales              $2,145,706     2,061,602       2,004,719



"All Other" revenues consists primarily of sales of gumbase to customers.



OPERATING INCOME                    2000           1999          1998
Americas,
principally U.S.               $ 220,850        212,025       223,258

Europe                           251,838        235,375       222,693

Asia                              65,711         49,883        33,027

Pacific                           22,453         21,158        17,969

Gains Related to
Factory Closure and Sale            --             --          10,404

All Other                        (97,609)       (82,835)      (74,963)

Total Operating Income         $ 463,243        435,606       432,388



"All Other" operating income includes corporate expenses such as costs related to research and development, information systems and certain administrative functions.



ASSETS                          2000              1999               1998

Americas,
principally U.S.            $547,954           514,941            448,565

Europe                       618,668           609,805            562,356

Asia                         158,997           153,049            148,476

Pacific                       42,612            44,962             39,565

All Other                     81,450            90,229             87,223

Assets Used in
Operating Activities       1,449,681         1,412,986          1,286,185

Corporate                    125,059           134,759            234,670

Total Assets              $1,574,740         1,547,745          1,520,855



Assets are categorized based upon the geographic upon the geographic segment where they reside. Assets in "Corporate" consist principally of short-term investments and marketable equity securities which are held at the corporate office, as well as certain fixed assets.


DEPRECIATION EXPENSE                        2000        1999         1998

Americas,
principally U.S.                         $14,337      15,545       15,961

Europe                                    26,628      25,408       19,886

Asia                                       6,945       7,149        5,595

Pacific                                    1,149       1,153        1,189

All Other                                  1,874       3,194        3,415

Depreciation Expense Related
to Operating Activities                   50,933      52,449       46,046

Corporate                                  6,947       8,776        9,728

Total Depreciation Expense               $57,880      61,225       55,774



Depreciation expense is categorized consistently with the geographic region where the asset resides.



CAPITAL EXPENDITURES            2000            1999           1998

Americas,
principally U.S.             $45,728          35,984         32,870

Europe                        37,608          69,593         86,761

Asia                          11,011           7,818         17,391

Pacific                        2,368           2,643          1,683

All Other                      1,252           3,507          6,825

Capital Expenditures for
Operating Activities          97,967         119,545        145,530

Corporate                     28,080           9,234          2,938

Gross Capital
Expenditures                 126,047         128,779        148,468

Intersegment Asset
Transfers                       (979)         (1,046)          (441)

Net Capital
Expenditures                $125,068         127,733        148,027



Capital expenditures are categorized based upon the geographic segment where the expenditure occurred. Intersegment asset transfers are primarily due to sales between production facilities worldwide. Asset sales are typically transferred at net book value.

[PICTURE OF BUBBLE GUM PRODUCTS]

ELECTED OFFICERS - 2000



William Wrigley, Jr.             Shaun Kim                        Michael F. Wong
President and                    Vice President -                 Vice President -
Chief Executive Officer          Worldwide Engineering            International and
                                                                  Managing Director -
John F. Bard                     Dennis R. Mally                  Asia
Executive Vice President         Vice President -
(retired as of 6/1/2000)         Information Services             A. Rory Finlay
                                 (retired as of 12/1/2000)        Senior Director -
Martin J. Geraghty                                                Consumer Marketing
Group Vice President -           Jon Orving
Worldwide Manufacturing          Vice President -                 Reuben Gamoran
(retired as of 7/1/2000)         International                    Controller

Peter R. Hempstead               Dushan Petrovich                 Philip C. Johnson
Senior Vice President -          Vice President                   Senior Director -
International                                                     Benefits & Compensation
                                 Stefan Pfander
Gary E. McCullough               Vice President -                 Howard Malovany
Senior Vice President -          International and                Secretary and
Americas                         Managing Director -              General Counsel
                                 Europe
Ronald V. Waters                                                  Alan J. Schneider
Senior Vice President and        Wm. M. Piet                      Treasurer
Chief Financial Officer          Vice President -
                                 Corporate Affairs                Daniela Zaluda
Donald E. Balster                                                 Senior Director -
Vice President -                 John A. Schafer                  Product & Technical
Worldwide Manufacturing          Vice President -                 Development
                                 Purchasing
Gary R. Bebee
Vice President                   Philip G. Schnell
                                 Vice President -
Vincent C. Bonica                Research & Development
Vice President -
Organizational Development       Ralph P. Scozzafava
                                 Vice President -
David E. Boxell                  U.S. Sales & Customer
Vice President -                 Marketing
Personnel                        (as of 1/1/2001)
(retired as of 7/1/2000)
                                 Darrell R. Splithoff
Philip G. Hamilton               Vice President -
Vice President -                 Supply Chain & Corporate
International                    Development
(retired as of 7/1/2000)
                                 Christafor E. Sundstrom
Donagh Herlihy                   Vice President -
Vice President and               Product & Technical
Chief Information Officer        Development

BOARD OF DIRECTORS - 2000



[PHOTO OF DIRECTORS]

COMMITTEES OF THE                  WILLIAM WRIGLEY, JR.
BOARD OF DIRECTORS                 Director of the Company since 1988
                                   Joined the Wm. Wrigley Jr. Company in 1985
AUDIT                              President & Chief Executive Officer since 1999
Richard K. Smucker                 Senior Vice President (1999)
Chairman                           Vice President (1991-98)
                                   Director, The J. M. Smucker Company, since 1991
Thomas A. Knowlton                 Director, divineInterventures, Inc., since 2000

Melinda R. Rich                    JOHN F. BARD
                                   Director of the Company since 1999
Alex Shumate                       Executive Vice President, Wm. Wrigley Jr. Company (1999-2000)
                                   Senior Vice President, Wm. Wrigley Jr. Company (1991-99)
COMPENSATION
Thomas A. Knowlton                 THOMAS A. KNOWLTON
Chairman                           Director of the Company since 1996
                                   Dean-Faculty of Business, Ryerson Polytechnic University, since 2000
Penny Pritzker                     Executive Vice President, Kellogg Company (1992-98)
                                   President, Kellogg North America (1994-98)
Steven B. Sample                   President, Kellogg Europe (1992-94)

Alex Shumate                       PENNY PRITZKER
                                   Director of the Company since 1994
NOMINATING                         Chairman, Classic Residence by Hyatt, since 1987
Penny Pritzker                     President, Pritzker Realty Group L.P., since 1987
Chairman
                                   MELINDA R. RICH
Steven B. Sample                   Director of the Company since 1999
                                   Joined Rich Products Corp. in 1986
Richard K. Smucker                 Executive Vice President of Innovation since 1997 and Director since 1998
                                   President, Rich Entertainment Group, since 1994
Director, M & T Bank Corp. (Buffalo, NY), since 1994

                                   STEVEN B. SAMPLE
                                   Director of the Company since 1997
                                   President, University of Southern California, since 1991
                                   President, State University of New York, Buffalo (1982-91)
                                   Director, Unova, Inc., since 1997
                                   Director, AMCAP Fund, Inc., since 2000
                                   Director, American Mutual Fund, Inc., since 2000
                                   Director, Advanced Bionics Corporation, since 2000

                                   ALEX SHUMATE
                                   Director of the Company since 1998
                                   Joined law firm of Squire, Sanders & Dempsey in 1988
                                   Managing Partner of the Columbus Office since 1991
                                   Director, The Limited, Inc., since 1996

Left to right:                     RICHARD K. SMUCKER
Penny Pritzker, Thomas A.          Director of the Company since 1988
Knowlton, Steven B. Sample,        Joined The J. M. Smucker Company in 1972
Melinda R. Rich, John F. Bard,     President since 1987 and Director since 1975
William Wrigley, Jr., Alex         Director, Sherwin-Williams Company, since 1991
Shumate, Richard K. Smucker        Director, International Multifoods, Inc., since 1997

STOCKHOLDER INFORMATION

STOCKHOLDER INQUIRIES
Any inquiries about your Wrigley stockholdings should be directed to:

Stockholder Relations
Wm. Wrigley Jr. Company
410 North Michigan Avenue
Chicago, IL 60611
1-800-874-0474

You can access your Wrigley stock account information via the Internet at the following address - gateway.equiserve.com.

Additional information about the Wrigley Company in general can be found on our Internet home page at the following address - www.wrigley.com.

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

DIVIDEND REINVESTMENT PLAN
The Dividend Reinvestment Plan (DRP) is open to all stockholders of record. The DRP is administered by EquiServe Trust Company, N.A. and uses cash dividends on both Common Stock and Class B Common Stock, along with voluntary cash contributions, to purchase additional shares of Common Stock. Cash contributions can be made monthly for a minimum of $50 and a maximum of $5,000.

All shares purchased through the DRP are retained in a DRP account, so there are no certificates that could be lost, misplaced, or stolen. Additionally, once a DRP account is established, a participant can deposit any Wrigley stock certificates held outside the DRP into the account for safekeeping. The Company pays all brokerage and administrative costs associated with the DRP.

Just under 30,000 or 79% of the Company's stockholders of record currently participate in the DRP. A brochure fully describing the DRP and its enrollment procedure is available upon request.

CONSOLIDATION OF MULTIPLE ACCOUNTS
To avoid receiving duplicate mailings, stockholders with more than one Wrigley account may want to consolidate their shares.
For more information, please contact the Company.

ELECTRONIC RECEIPT OF PROXY
MATERIALS AND PROXY VOTING
If you are a stockholder who would like to receive your copies of the annual report and proxy statement via the Internet in the future, you need to complete an online consent form.

Stockholders of record can go directly to the EquiServe form at
- www.econsent.com/wwy - or link to the form through the Wrigley web site.

"Street name" stockholders, holding their shares in a bank or brokerage account, should go to the Wrigley web site - www.wrigley.com - and complete the form they find there.

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

COMPANY PUBLICATIONS
The Company's 2000 annual report to the Securities and Exchange
Commission on Form 10-K is expected to be available on or about
February 16, 2001.

Other publications that are currently available include:

  The Wrigley Way: Continuing our Legacy
  of Social Responsibility

  The Story of Chewing Gum and the Wm.
  Wrigley Jr. Company

  A Historical Look at the Wrigley Building

Requests for these publications should be addressed to Corporate
Communications at the main office of the Company. They are also available for review at our Internet home page www.wrigley.com).

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P. O. Box 2500
Jersey City, NJ 07303-2500
1-800-446-2617
Internet: www.equiserve.com

CORPORATE FACILITIES
AND PRINCIPAL ASSOCIATED COMPANIES - 2000



CORPORATE FACILITIES                Wrigley Zagreb d.o.o.               Wrigley Philippines, Inc.*
                                    Zagreb, Croatia                     Antipolo City, Philippines
HEADQUARTERS
Wrigley Building                    Wrigley s.r.o.                      Wrigley Poland Sp. zo.o.*
410 North Michigan Avenue           Prague, Czech Republic              Poznan, Poland
Chicago, Illinois 60611
                                    The Wrigley Company Limited*        Wrigley Romania Produse
PRODUCTION FACILITIES               Plymouth, England, U.K.             Zaharoase SRL
Chicago, Illinois                                                       Bucharest, Romania
Gainesville, Georgia                Oy Wrigley Scandinavia Ab
                                    Turku, Finland                      OOO Wrigley
PRINCIPAL ASSOCIATED                                                    Moscow, Russia
COMPANIES                           Wrigley France S.N.C.*              St. Petersburg, Russia*
                                    Biesheim, France
DOMESTIC                                                                Wrigley Slovakia s.r.o.
Amurol Confections Company*         Wrigley G.m.b.H.                    Banska Bystrica, Slovakia
Yorkville, Illinois 60560           Munich, Germany
                                                                        Wrigley d.o.o.
Four-Ten Corporation                Wrigley B.V.                        Ljubljana, Slovenia
Chicago, Illinois 60611             Amsterdam, Holland
                                                                        Wrigley Co., S.A.
Wrigley Sales Company               The Wrigley Company (H.K.)          Santa Cruz de Tenerife
Chicago, Illinois 60611             Limited                             Canary Islands, Spain
(as of 1/1/2001)                    Hong Kong
                                                                        Wrigley Scandinavia AB
Wrigley Manufacturing               Wrigley Hungaria, Kft.              Stockholm, Sweden
Company, LLC*                       Budapest, Hungary
Chicago, Illinois 60611                                                 Wrigley Taiwan Limited*
(as of 1/1/2001)                    Wrigley India Private Limited*      Taipei, Taiwan, R.O.C.
                                    Bangalore, Karnataka, India
L. A. Dreyfus Company*                                                  Wrigley Gida Ticaret Limited
Edison, New Jersey 08820            Wrigley Israel Ltd.                 Sirketi
                               Herzeliya-Pituach, Israel           Istanbul, Turkey
Northwestern Flavors, Inc.*
West Chicago, Illinois 60185        Wrigley & Company Ltd.,             *Denotes production facility.
                                    Japan
                                    Tokyo, Japan
INTERNATIONAL
The Wrigley Company Pty.			 The Wrigley Company
Limited*                            (East Africa) Limited*
Sydney, Australia                   Nairobi, Kenya

Wrigley Austria Ges.m.b.H.		 The Wrigley Company
Salzburg, Austria                   (Malaysia) Sdn. Bhd.
                                    Kuala Lumpur, Malaysia
Wrigley Bulgaria EOOD
Sofia, Bulgaria				 The Wrigley Company (N.Z.)
                                    Limited
Wrigley Canada*                     Auckland, New Zealand
Don Mills, Ontario, Canada

Wrigley Chewing Gum                 Wrigley Scandinavia AS
Company Ltd.*                       Oslo, Norway
Guangzhou, Guangdong,
People's Republic of China          The Wrigley Company
                                    (P.N.G.) Ltd.
                                    Port Moresby,
                                    Papua New Guinea


[PICTURE OF GLOBE AND CHEWING GUM PRODUCTS]