Form 10-K, Exhibit 13
period 2001-12-31
WRIGLEY WILLIAM JR CO
filed 2002-02-05
CIK 108601

C O N T E N T S

WRIGLEY BRANDS

WOVEN INTO

THE FABRIC

OF EVERYDAY

LIFE AROUND

THE WORLD
WE’RE MOVING FASTER AT WRIGLEY. TO ACHIEVE OUR VISION AND DELIVER RESULTS, WE HAVE SET A NEW PACE FOR OURSELVES, A PACE THAT IS FUELED BY THE ENERGY AND ENTHUSIASM OF OVER 10,000 WRIGLEY EMPLOYEES. OUR SIGNIFICANT INCREASE IN NEW PRODUCT LAUNCHES IS PERHAPS THE MOST VISIBLE EVIDENCE OF THIS ACCELERATED TEMPO.

OUR VISION IS SUPPORTED BY SIX STRATEGIC CHOICES. AT EVERY LEVEL OF THE WRIGLEY ORGANIZATION, THERE IS COMMITMENT TO THE EXECUTION OF THESE OBJECTIVES. PROGRESS IN EACH AREA HAS HELPED US SERVE OUR CUSTOMERS BETTER WHILE EXPANDING THE PRESENCE AND IMPACT OF WRIGLEY BRANDS WITH CONSUMERS AROUND THE WORLD.

Wrigley at a Glance

The Wm. Wrigley Jr. Company is a recognized leader in the confectionery field and the world’s largest manufacturer and marketer of chewing gum. The company was founded in 1891 and has been publicly traded since 1917. The company’s stock is traded under the ticker symbol WWY on the New York and Chicago stock exchanges.

Since the introduction of Juicy Fruit® and Wrigley’s Spearmint® gums over 100 years ago, the company has increased its product portfolio to dozens of brands. With each new product innovation, Wrigley has delivered added value to consumers.

In addition to adding flavor to everyday life, Wrigley products now deliver benefits including breath freshening, tooth whitening, oral care, vitamin delivery, as well as sore throat, cough, and heartburn relief. These increasingly sophisticated products from Wrigley are generating excitement in the chewing gum category, helping meet consumer needs and are consistent with the company’s strategy to boost our core chewing gum business. The success of these new products is best measured by the increased profitability delivered to shareholders.

FINANCIAL HIGHLIGHTS
In thousands of dollars except per share amounts

	2001	2000

Net Sales	$2,429,646	$2,145,706
Net Earnings	$362,986	$328,942
Per Share of Common Stock (basic and diluted)	$1.61	$1.45
Dividends Paid	$167,922	$159,138
Per Share of Common Stock	$.745	$.70
Additions to Property, Plant and Equipment	$181,760	$125,068
Stockholders’ Equity	$1,276,197	$1,132,897
Return on Average Equity	30.1%	29.0%
Stockholders of Record at Close of Year	38,701	37,781
Average Shares Outstanding (000)	225,349	227,037

For additional historical financial data see page 16.

Bill Wrigley JR.	To Our Shareholders and the Worldwide Wrigley Team

YOUR COMPANY DELIVERED AN OUTSTANDING BUSINESS PERFORMANCE IN 2001, ACHIEVING DOUBLE-DIGIT GROWTH IN VOLUME, SALES AND EARNINGS. WE REMAINED FOCUSED AND ON TRACK IN SPITE OF A TURBULENT ENVIRONMENT AND THE UNEXPECTED TWISTS AND TURNS OF WORLD EVENTS. IN FACT, WE ACCELERATED OUR OVERALL PACE OF BUSINESS THIS PAST YEAR, LARGELY AS A RESULT OF THE DETERMINATION, IMAGINATION AND FLEXIBILITY OF WRIGLEY TEAM MEMBERS AROUND THE WORLD.

Those qualities were essential, especially in the wake of the tragedy of September 11. Despite our shock and sadness over what transpired on that dark day, some comfort can be taken from the seeds of hope that emerged from the ruins of the World Trade Center. Initially, I was struck by the tremendous capacity for kindness and heroism of those on the scene. As time passed, I was equally inspired by how the American people in general, and our Wrigley team in particular, pulled together in a selfless manner to support one another and those in need.

The events of September 11 reminded us all of what is really important in life and just how fragile our very existence can be. These reflections seem to have made us all a little more appreciative of what we have and less likely to take our many gifts for granted. The inevitability of change in all aspects of our lives was also driven home. There is a continual need to accept and adapt to change, and we must make every effort to direct the changes we encounter toward positive outcomes.

The business goals that we set for ourselves heading into 2001 would have been ambitious even under the best of circumstances. The fact that we were able to achieve, and in many cases exceed, our key goals this past year, reflects both our teamwork and the unifying power of our corporate vision. That vision — Wrigley brands woven into the fabric of everyday life around the world — serves as a “touchstone” for everything we do.

Over the past year, our core chewing gum business has been invigorated across all regions. You have to look hard at the list of countries where we compete to find any in which we did not experience some kind of significant growth in 2001. The handful where we were down in profitability, tended to be up noticeably in volume, reflecting marketing and other investments being made for long-term business vitality.

One of the highlights of 2001 was our business in the United States, which enjoyed its most successful year in more than a decade. We also made significant progress across Latin America; with some new thinking and increased enthusiasm and resources, our shipments and sales in the region nearly doubled.

Our Wrigley associates in both Russia and China accelerated their business growth this past year. Record shipments in Russia completed our recovery from the ruble’s devaluation of three years ago, and China solidified its position as our second largest volume country in the world. These two significant and relatively newer markets continue to showcase the Company’s long-term strategic focus, and top a lengthy list of strong-performing businesses that led to excellent results across EMEAI, Asia and the Pacific in 2001.

A year ago in this letter, I emphasized the Company’s reinvigorated spirit of innovation. In 2001, we took the concepts that were developed, turned them into reality, and executed against them in the marketplace at an unprecedented rate. Countless times over recent months, I addressed various Wrigley audiences around the world with the words: “We have accomplished more in this area in the past twelve months than we have in the previous few years.” This acceleration is evident in terms of product development, process improvements and system implementations.

As the images running along the bottom of the following pages illustrate, the pace of our new product innovations has dramatically accelerated. We have seen the continued evolution of our sugarfree Airwaves® brand overseas and Alpine® in Canada. The addition of a throat-soothing, honey & lemon line extension to the original menthol-eucalyptus, vapor-release formulation of Airwaves led to impressive incremental growth. Additional product extensions — such as vitamin C enriched Airwaves and Alpine Cherry — are further extending the reach of these brands. This past year has also seen the successful introduction of a sugar-based variation of Airwaves — Cool Air™ — in our Asia region.

In the United States, new product activity was at an all-time high in 2001. Orbit® — already our leading sugarfree brand across Europe — was launched in the U.S. market mid-year in peppermint and Wintermint® flavors. The gum’s great taste, tab format and unique envelope-style packaging have captured consumers’ attention and made Orbit one of the fastest-growing items in the chewing gum category.

Although their official launch dates were not until January 2002, U.S. customer demand led us to begin shipping some additional new items in the fourth quarter of 2001. Our Eclipse® pellet gum lineup has been extended with a peppermint flavor, and we have added a spearmint flavor for Orbit. Also beginning to appear on U.S. retail shelves is Orbit White® — the first product resulting from our licensing agreement with Procter & Gamble signed earlier in the year. Orbit White pellets combine Wrigley’s superior expertise in gum taste and texture formulation with the same tooth-whitening ingredient found in Crest™ Dual-Action Whitening™ toothpaste. This unique, oral care chewing gum will be featured prominently at checkout lanes, but will also expand our distribution into the dental care aisle in collaboration with Procter & Gamble.

Orbit White is the first of several products to be produced at our new U.S. manufacturing facility — Wrigley Phoenix — that came to us as part of the acquisition of the chewing gum assets of Gum Tech this past summer. Through our increasingly sophisticated Supply Chain team, the new plant has been effectively integrated into our overall production network to help meet our growing capacity requirements.

This past summer, our Amurol Confections subsidiary added the first mints to our product lineup with the acquisition of the Velamints® brand. Marketing initiatives and branding refinements are underway to add to the momentum achieved in the marketplace by intense peppermint and chocolate Velamints during the second half of the year.

Our renewed focus on innovation and an increased cross-pollination of ideas have allowed us to tap into new sources of creativity across the organization. Not every new concept will work, but a good number of them will, and we are establishing a culture that allows us to use any setback as an opportunity for learning. For example, consumer trial levels for Surpass® antacid chewing gum from the newly formed Wrigley Healthcare Division have been below expectations so far. We underestimated the difficulty and longer-term nature of initiating a consumer behavior change — moving from familiar liquids and tablets to a chewing gum for the answer to heartburn. Consumer feedback confirms that people who try Surpass like the fast-acting, good-tasting and long-lasting heartburn relief the product delivers. We are now in the process of adjusting the marketing mix and taking other steps to increase consumer trial to give Surpass its best chance for success.

As we build for the future, it remains critical that we provide Wrigley associates around the world with the tools they need to effectively collaborate and win in the marketplace. To enable our people to drive our business forward at an accelerated pace, we are providing more of them with more business information through more channels than ever before. For example, we made significant progress in 2001 on our global process streamlining and SAP software implementation — WEB Esprit — as well as the ongoing evolution of our employee intranet portal — the Wrigley Worldwide Innovation Network or WIN.

This past year has clearly shown that life and business conditions can change quickly. We are contending with stronger and more aggressive competitors in several geographies, and we remain aware of the ongoing uncertainties surrounding various economies and currencies. However, despite the challenges and the unknowns, we face the future with more self-assurance than ever before. The sources of our confidence are the strength of our people and processes, our strategic plan and our overall depth of resources.

While not every year will feature the same number of initiatives as 2001, we have clearly set a new pace for ourselves in terms of business activity. At the same time, we have increased our capabilities, giving us the talent and the tools necessary to continue transforming our vision into reality, as well as the flexibility to turn the unexpected into opportunity.

In 2002, we will aggressively build on the success of this past year, and will do so in concert with our shared values and our continuing commitment to integrity. We appreciate your ongoing support as we work hard to deliver additional benefits to our consumers and create additional value for our shareholders, customers, business partners and Wrigley associates around the world.

Sincerely,

William Wrigley, Jr.
President and
Chief Executive Officer

Wrigley Around the World

Wrigley products are sold in over 150 countries. In each geographic region, our goal is to deliver the quality synonymous with the Wrigley name, while tailoring flavors and product benefits to address the tastes and needs of local consumers. Wrigley has production facilities in 12 countries and offices in 34 countries. Leveraging native talent and expertise, Wrigley teams around the globe have expanded our business geographically.

Brand support across all regions includes traditional advertising, consumer sampling, and in-store merchandising.

This combination plays a key role in weaving Wrigley products into everyday life around the world.

EMEAI

EMEAI includes Europe, the Middle East, Africa and India and represented 42% of net sales. Europe accounts for the vast majority of business in the region. Orbit chewing gum has been a popular brand in Europe for decades. On-the-street sampling, and new products, like Airwaves with vitamin C, helped generate a 12% sales increase in 2001.

ASIA

Asia, Wrigley's fastest growing region, enjoyed a 23% sales increase in 2001. Bill Wrigley recently visited some of China's retailers with local team members, including Peter Tsang. With relatively low per capita consumption, there is plenty of opportunity to grow by introducing products with appeal to local consumers. The region represented 12% of net sales this year.

Plymouth, England
St. Petersburg, Russia
Poznan, Poland
Biesheim, France
Don Mills, Ontario
Edison, NJ
West Chicago, IL
Chicago, IL
Yorkville, IL
Phoenix, AZ
Gainesville, GA
Nairobi, Kenya
Bangalore, India
Guangzhou, China
Taipei, Taiwan
Antipolo City, Philippines
Sydney

CHEWING GUM / BUBBLE GUM
Wrigley facilities around the world produce great-tasting gum for local consumers.

BUBBLE GUM / CONFECTIONS
Amurol Confections offers whimsical products that children love, as well as more adult-oriented products. Amurol serves over 50 countries.

GUM BASE
L.A. Dreyfus provides high-quality gum base for Wrigley products around the world.

FLAVORING
Northwestern Flavors produces propriety flavors which have made Wrigley products favorites among consumers.

AMERICAS

The Americas region, consisting of the U.S., Canada and Latin America, represented 42% of 2001 net sales. In the U.S., new product introductions included Orbit chewing gum. The "Orbit Institute" advertising campaign was supported by sampling events in 10 cities, including a day in front of the Wrigley Building in Chicago. Sales in the region increased 12% over last year.

PACIFIC

The Pacific region, primarily Australia and New Zealand, represented 3% of Wrigley's net sales and had sales gains of 5% in 2001. Attention to merchandising has contributed to the success of Wrigley products with consumers in this region. In addition to selected price increases, volume growth helped deliver higher profitability this year.

Management’s Discussion and Analysis of
Results of Operations and Financial Condition

(Dollar amounts in thousands except per share figures)

RESULTS OF OPERATIONS

NET SALES

CONSOLIDATED NET SALES FOR 2001 INCREASED $283,940 OR 13% FROM 2000. NET SALES FOR 2001 WERE FAVORABLY AFFECTED BY HIGHER WORLDWIDE SHIPMENTS, SELECTED SELLING PRICE CHANGES, AND PRODUCT MIX. HIGHER WORLDWIDE SHIPMENTS, INCLUDING THE INTRODUCTION OF NEW PRODUCTS, INCREASED NET SALES BY 10%. NEW PRODUCTS ACCOUNTED FOR 19.6% OF NET SALES IN 2001. SELECTED SELLING PRICE CHANGES INCREASED NET SALES BY 3%, WHILE FAVORABLE MIX FROM PREMIUM PRICED PRODUCTS INCREASED NET SALES BY 2%. TRANSLATION OF FOREIGN CURRENCY SALES TO A STRONGER U.S. DOLLAR REDUCED REPORTED NET SALES BY APPROXIMATELY 2%.

Net sales for the Americas in 2001 increased 12% compared to 2000. Higher shipment volume, primarily in the U.S. and Latin American markets, as well as for Amurol Confections, increased net sales for the Americas by 8%. Favorable product mix increased net sales 3%, due mainly to increased U.S. sales of Eclipse® and the introduction of Orbit®. Net sales also increased 1% as a result of selected selling price increases.

International 2001 net sales increased by 18%, excluding the effects of foreign currency translation. Higher International net sales resulted from growth in shipment volume, selected selling price changes, and favorable product mix. Unit volume increased net sales by 12% over 2000, due primarily to growth in China, Russia and numerous other International markets. Net sales were also favorably impacted by new product introductions across all regions. Selected selling price changes increased International net sales by 4%, while favorable mix from premium priced products both in Europe and Asia contributed 2% to International net sales growth. International net sales were reduced by 4% as a result of translation of foreign currencies, primarily in Europe and Australia, to a stronger U.S. dollar.

Consolidated net sales for 2000 increased $84,104 or 4% from 1999. Net sales for 2000 were favorably affected by higher worldwide shipments, product mix, and selected selling price changes. Higher worldwide shipments, including the introduction of new products, increased net sales by 6%. New products accounted for 16.2% of net sales in 2000. Favorable mix from premium priced products in Europe, the U.S. and Canada increased net sales by 2%, while selected selling price changes increased net sales by 2%. Translation of foreign currency sales to a stronger U.S. dollar reduced reported net sales by approximately 6%.

Net sales for the Americas in 2000 increased 6% compared to 1999. Favorable product mix increased net sales 3% due primarily to increased U.S. sales of Eclipse® and Extra®. Net sales also increased 3% as a result of higher unit volume, primarily from Amurol Confections and Latin American and Canadian markets.

International 2000 net sales increased by 12%, excluding the effects of foreign currency translation. Higher International net sales resulted from higher unit volume, favorable product mix, and selected selling price changes. Unit volume increased net sales by 8% over 1999, due primarily to growth in China, Russia and numerous other European and Asian markets. Favorable mix from premium priced products, primarily in Europe, increased International net sales by 2% while selected selling price changes also increased International net sales by 2%. International net sales were reduced by 9% as a result of currency translation, primarily in Europe, to a stronger U.S. dollar.

COST OF SALES AND GROSS PROFIT

In 2001, consolidated cost of sales increased $92,788, or 10% from 2000. Excluding the effect of foreign currency translation, the cost of sales increase was approximately 13% from 2000. Higher worldwide shipments increased cost of sales by 10%. Higher costs due to worldwide product mix increased cost of sales by 3%. Consolidated gross profit in 2001 was $1,432,592, an increase of $191,152 or 15% from 2000. The consolidated gross profit margin on net sales was 59.0% for 2001, up 1.1 percentage points from the 2000 gross margin of 57.9%, mainly due to the combination of higher selling prices, favorable product mix and lower product costs.

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

SELLING AND GENERAL ADMINISTRATIVE EXPENSES

Consolidated 2001 selling and general administrative (SG&A) expenses increased $141,039 or 18% from 2000. Excluding the effects of foreign currency translation, the increase was approximately 20% in 2001. Higher worldwide merchandising and consumer promotion expenditures, including spending to support new product launches, increased SG&A by 6%. Increases in advertising spending, primarily in Europe and Asia, increased SG&A by 3%. Selling and other marketing spending increases in the U.S., Russia, China, U.K. and other key markets increased SG&A by 5%. Finally, higher worldwide general and administrative spending increased SG&A by 4%.

As a percentage of consolidated net sales, the expenses were as follows:

	2001	2000	1999

Advertising	13.5%	14.4%	14.7%
Merchandising & Promotion	5.9%	4.4%	3.7%

Total Brand Support	19.4%	18.8%	18.4%
Selling and Other Marketing	9.9%	9.3%	8.9%
General and Administrative	8.5%	8.2%	7.7%

	37.8%	36.3%	35.0%

Consolidated 2000 selling and general administrative expenses increased $56,384 or 8% from 1999. Excluding the effects of foreign currency translation, the increase was approximately 13% in 2000, mainly due to increased R&D and product development spending in the U.S. and higher worldwide advertising and other marketing expenditures.

INVESTMENT INCOME

In 2001, consolidated investment income decreased $632 or 3% from 2000. The decrease was primarily due to lower worldwide yields, partially offset by interest income from a U.S. tax refund.

In 2000, consolidated investment income increased $1,549 or 9% from 1999. The increase was primarily due to higher yields on investments in the U.S. and in Europe.

OTHER EXPENSE

In 2001, other expense was $4,543, an increase of $1,427 from 2000. The change was driven primarily by foreign currency transaction losses in Europe.

In 2000, other expense decreased $5,696 from 1999. The decrease was mainly the result of 1999 expenses related to the Russia factory start-up.

INCOME TAXES

Income taxes in 2001 were $164,380, up $14,010 or 9% from 2000. The result is due primarily to an increase in pretax earnings of $48,054 or 10%. The effective consolidated income tax rate in 2001 was 31.2%.

Income taxes in 2000 increased $14,123 or 10% from 1999. The effective consolidated income tax rate was 31.4% in 2000 and 30.7% in 1999.

NET EARNINGS

Consolidated net earnings in 2001 increased $34,044 or 10%. On a per share basis, net earnings increased $.16 or 11% from 2000. Consolidated net earnings in 2000 increased $20,759 or 7%. On a per share basis, net earnings increased $.12 or 9% from 1999.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING CASH FLOW AND CURRENT RATIO

Net cash provided by operating activities in 2001 was $390,491 compared with $448,283 in 2000 and $358,036 in 1999. The decrease from 2000 was mainly due to higher working capital requirements as a result of increased sales in 2001, combined with working capital reductions in 2000. The Company had a current ratio (current assets divided by current liabilities) in excess of 2.7 to 1 at December 31, 2001 and in excess of 2.8 to 1 at December 31, 2000.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Capital expenditures for 2001 were $181,760, an increase of $56,692 from the 2000 capital expenditures of $125,068. The increase was due primarily to spending in order to increase worldwide manufacturing capacity, and expenditures on a global enterprise resource planning (ERP) systems project. The 2000 capital expenditures decreased $2,665 from the 1999 capital expenditures of $127,733. All of the capital expenditures were funded from the Company’s cash flow from operations. Additions to property, plant and equipment in 2002 are expected to be about the same as 2001 levels and are also planned to be funded from the Company’s cash flow from operations.

SHARE REPURCHASES

In 2001, under Board of Director authorizations, 704,000 shares of Company stock were repurchased for an aggregate price of $34,652, net of proceeds received from the sale of put options on Company stock. In 2000, 3,534,800 shares were repurchased for an aggregate price of $131,765, net of proceeds received from the sale of put options on Company stock.

LINE OF CREDIT

The Company has available a $100 million, unsecured, line of credit which was entered into in September 2001. There were no borrowings under this line during 2001. Upon drawing on the line of credit, the Company has the option to elect a fixed or floating interest rate. The line of credit expires in September 2002.

OTHER MATTERS

EURO CONVERSION

On January 1, 1999, the exchange rates of twelve countries (Germany, France, the Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal, Greece and Luxembourg) were fixed amongst one another and became the currency of the euro. The currencies of the twelve countries will remain in circulation until early 2002. The euro bills and coinage were introduced on January 1, 2002. In conjunction with the conversion process to the euro, the Company has taken steps to convert its information technology systems to handle the new currency, prepared for maintaining accounting, tax and other business records in the new currency and evaluated the ability of all significant vendors and customers to accurately convert to the euro. Currently, the introduction and use of the euro has not had a material effect on the Company’s foreign operations, foreign exchange practices, or hedging and cash management activities. While the Company will continue to evaluate the impact of the euro over time, based on currently available information, the Company does not believe that the introduction of the euro currency will have a materially adverse impact on its consolidated financial condition, cash flows or results of operations.

MARKET RISK

Inherent in the Company’s operations are certain risks related to foreign currency, interest rates, and the equity markets. The Company identifies these risks and mitigates their financial impact through its corporate policies and hedging activities. The Company has determined that movements in market values of financial instruments used to mitigate identified risks are not expected to have a material impact on future earnings, cash flows, or reported fair values.

FORWARD-LOOKING STATEMENTS

Statements contained in this report may be considered to be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements to comply with the safe harbor under the Act. The Company notes that a variety of factors could cause actual results to differ materially from the anticipated results or expectations expressed in these forward-looking statements.

Important factors that may influence the operations, performance, development and results of the Company’s business include global and local business and economic conditions; currency exchange and interest rates; ingredient, labor, and other operating costs; insufficient or underutilization of manufacturing capacity; political or economic instability in local markets; competition; retention of preferred retail space; effective marketing campaigns or new product introductions; consumer preferences, spending patterns, and demographic trends; legislation and governmental regulation; and accounting policies and practices.

We caution the reader that the list of factors may not be exhaustive. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Quarterly Data

In thousands of dollars except per share amounts

CONSOLIDATED RESULTS

	Net	Cost of	Net	Net Earnings
	Sales	Sales	Earnings	Per Share

2001

First Quarter	$561,623	228,395	81,530	.36

Second Quarter	623,892	251,096	100,033	.44

Third Quarter	597,551	247,448	91,507	.41

Fourth Quarter	646,580	270,115	89,916	.40

Total	$2,429,646	997,054	362,986	1.61

2000

First Quarter	$503,291	214,966	74,605	.33

Second Quarter	570,224	235,495	92,103	.40

Third Quarter	533,294	223,816	83,842	.37

Fourth Quarter	538,897	229,989	78,392	.35

Total	$2,145,706	904,266	328,942	1.45

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

	2001	2001	2000	2000
	High	Low	High	Low

First Quarter	$48.438	42.938	41.438	29.938

Second Quarter	49.703	44.406	42.250	35.625

Third Quarter	52.000	46.547	40.750	35.094

Fourth Quarter	53.297	48.016	48.313	36.438

DIVIDENDS

The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class B Common Stock for the two most recent years. Dividends declared in a quarter are paid in the following quarter.

	2001	2000

First Quarter	$.19	.175

Second Quarter	.19	.175

Third Quarter	.19	.175

Fourth Quarter	.19	.175

Total	$.76	.70

Selected Financial Data

In thousands of dollars and shares except per share amounts

	2001	2000	1999	1998

OPERATING DATA

Net Sales	$2,429,646	2,145,706	2,061,602	2,004,719

Cost of Sales	997,054	904,266	904,183	894,988

Income Taxes	164,380	150,370	136,247	136,378

Earnings before factory closure and sale in 1998-96, nonrecurring gain on sale of Singapore property in 1994, and cumulative effect of accounting changes in 1992	362,986	328,942	308,183	297,738
Per Share of Common Stock (basic and diluted)	1.61	1.45	1.33	1.28

Net Earnings	362,986	328,942	308,183	304,501
Per Share of Common Stock (basic and diluted)	1.61	1.45	1.33	1.31

Dividends Paid	167,922	159,138	153,812	150,835
Per Share of Common Stock	.745	.70	.66	.65
As a Percent of Net Earnings	46%	48%	50%	50%

Dividends Declared
Per Share of Common Stock	.76	.70	.74	.66

Average Shares Outstanding	225,349	227,037	231,722	231,928

OTHER FINANCIAL DATA

Net Property, Plant and Equipment	684,379	607,034	559,140	520,090

Total Assets	1,765,648	1,574,740	1,547,745	1,520,855

Working Capital	581,519	540,505	551,921	624,546

Stockholders’ Equity	1,276,197	1,132,897	1,138,775	1,157,032

Return on Average Equity	30.1%	29.0%	26.8%	28.4%

Stockholders of Record at Close of Year	38,701	37,781	38,626	38,052

Employees at Close of Year	10,800	9,800	9,300	9,200

Market Price of Stock
High	53.297	48.313	50.313	52.156
Low	42.938	29.938	33.250	35.469

1997	1996	1995	1994	1993	1992	1991

1,937,021	1,835,987	1,754,931	1,596,551	1,428,504	1,286,921	1,148,875

892,751	859,414	820,478	737,239	653,687	606,263	540,591

122,614	128,840	126,492	122,746	103,944	83,730	79,362

273,771	243,262	223,739	205,767	174,891	148,573	128,652
1.18	1.05	.96	.88	.75	.63	.55

271,626	230,272	223,739	230,533	174,891	141,295	128,652
1.17	.99	.96	.99	.75	.60	.55

135,680	118,308	111,401	104,694	87,344	72,511	64,609
.59	.51	.48	.45	.37	.31	.27
50%	51%	50%	45%	50%	51%	50%

.60	.51	.50	.47	.38	.32	.28

231,928	231,966	232,132	232,716	233,022	234,110	235,034

430,474	388,149	347,491	289,420	239,868	222,137	201,386

1,343,126	1,233,543	1,099,219	978,834	815,324	711,372	625,074

571,857	511,272	458,683	413,414	343,132	299,149	276,047

985,379	897,431	796,852	688,470	575,182	498,935	463,399

28.9%	27.2%	30.1%	36.5%	32.6%	29.4%	29.8%

36,587	34,951	28,959	24,078	18,567	14,546	11,086

8,200	7,800	7,300	7,000	6,700	6,400	6,250

41.031	31.438	27.000	26.938	23.063	19.938	13.500
27.281	24.188	21.438	19.063	14.750	11.063	8.188

Management’s Report on Responsibility for Financial Reporting

Management of the Wm. Wrigley Jr. Company is responsible for the preparation and integrity of the financial statements and related information presented in this Annual Report. This responsibility is carried out through a system of internal controls to ensure that assets are safeguarded, transactions are properly authorized, and financial records are accurate.

These controls include a comprehensive internal audit program, written financial policies and procedures, appropriate division of responsibility, and careful selection and training of personnel. Written policies include a Code of Business Conduct prescribing that all employees maintain the highest ethical and business standards.

Ernst & Young LLP has conducted an independent audit of the financial statements, and its report appears below.

The Board of Directors exercises its control responsibility through an Audit Committee composed entirely of independent directors. The Audit Committee meets regularly to review accounting and control matters. Both Ernst & Young LLP and the internal auditors have direct access to the Audit Committee and periodically meet privately with them.

WM. WRIGLEY JR. COMPANY

Chicago, Illinois

January 22, 2002

Report of Independent Auditors

To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company:

We have audited the accompanying consolidated balance sheet of the Wm. Wrigley Jr. Company and associated companies (the “Company”) at December 31, 2001 and 2000 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Chicago, Illinois

January 22, 2002

Consolidated Statement of Earnings

In thousands of dollars except for per share amounts

	2001	2000	1999

EARNINGS

Net sales	$2,429,646	2,145,706	2,061,602

Cost of sales	997,054	904,266	904,183

Gross profit	1,432,592	1,241,440	1,157,419

Selling and general administrative expense	919,236	778,197	721,813

Operating income	513,356	463,243	435,606

Investment income	18,553	19,185	17,636

Other expense	(4,543)	(3,116)	(8,812)

Earnings before income taxes	527,366	479,312	444,430

Income taxes	164,380	150,370	136,247

Net earnings	$362,986	328,942	308,183

PER SHARE AMOUNTS

Net earnings per share of Common Stock (basic and diluted)	$1.61	1.45	1.33

Dividends paid per share of Common Stock	$.745	.70	.66

See accompanying accounting policies and notes.

Consolidated Balance Sheet

In thousands of dollars

	2001	2000

ASSETS

Current assets:

Cash and cash equivalents	$307,785	300,599

Short-term investments, at amortized cost	25,450	29,301

Accounts receivable (less allowance for doubtful accounts: 2001–$7,712; 2000–$7,065)	239,885	191,570
Inventories

Finished goods	75,693	64,676

Raw materials and supplies	203,288	188,615

	278,981	253,291

Other current assets	46,896	39,728

Deferred income taxes - current	14,846	14,226

Total current assets	913,843	828,715

Marketable equity securities, at fair value	25,300	28,535

Deferred charges and other assets	115,745	83,713

Deferred income taxes - noncurrent	26,381	26,743

Property, plant and equipment, at cost:

Land	39,933	39,125

Buildings and building equipment	359,109	344,457

Machinery and equipment	857,054	756,050

	1,256,096	1,139,632

Less accumulated depreciation	571,717	532,598

Net property, plant and equipment	684,379	607,034

TOTAL ASSETS	$1,765,648	1,574,740

In thousands of dollars and shares

	2001	2000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$91,225	73,129

Accrued expenses	128,436	113,779

Dividends payable	42,741	39,467

Income and other taxes payable	68,467	60,976

Deferred income taxes–current	1,455	859

Total current liabilities	332,324	288,210

Deferred income taxes–noncurrent	43,206	40,144

Other noncurrent liabilities	113,921	113,489

Stockholders’ equity:

Preferred Stock–no par value

Authorized: 20,000 shares

Issued: None

Common Stock–no par value

Common Stock

Authorized: 400,000 shares

Issued: 2001–189,800 shares; 2000–188,368 shares	12,646	12,558

Class B Common Stock–convertible

Authorized: 80,000 shares

Issued and outstanding:

2001–42,641 shares; 2000–44,073 shares	2,850	2,938

Additional paid–in capital	1,153	346

Retained earnings	1,684,337	1,492,547

Common Stock in treasury, at cost (2001–7,491 shares; 2000–6,917 shares)	(289,799)	(256,478)

Accumulated other comprehensive income

Foreign currency translation adjustment	(149,310)	(136,365)

Gain on derivative contracts	46	—

Unrealized holding gains on marketable equity securities	14,274	17,351

	(134,990)	(119,014)

Total stockholders’ equity	1,276,197	1,132,897

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,765,648	1,574,740

See accompanying accounting policies and notes.

Consolidated Statement of Cash Flows

In thousands of dollars

	2001	2000	1999

OPERATING ACTIVITIES

Net earnings	$362,986	328,942	308,183

Adjustments to reconcile net earnings to net cash provided by operating activities:

Depreciation	68,326	57,880	61,225

Loss on sales of property, plant and equipment	2,910	778	390

(Increase) Decrease in:

Accounts receivable	(53,162)	(18,483)	(21,174)

Inventories	(29,487)	(2,812)	(9,894)

Other current assets	(8,079)	199	2,807

Deferred charges and other assets	(6,931)	30,408	(22,277)

Increase in:

Accounts payable	20,365	12,988	4,670

Accrued expenses	16,532	18,015	18,583

Income and other taxes payable	9,565	14,670	2,649

Deferred income taxes	5,570	2,546	2,024

Other noncurrent liabilities	1,896	3,152	10,850

Net cash provided by operating activities	390,491	448,283	358,036

INVESTING ACTIVITIES

Additions to property, plant and equipment	(181,760)	(125,068)	(127,733)

Proceeds from property retirements	2,376	1,128	7,909

Purchases of short-term investments	(24,448)	(125,728)	(32,078)

Maturities of short-term investments	26,835	115,007	150,300

Net cash used in investing activities	(176,997)	(134,661)	(1,602)

FINANCING ACTIVITIES

Dividends paid	(167,922)	(159,138)	(153,812)

Common Stock purchased, net	(34,173)	(131,765)	(121,268)

Net cash used in financing activities	(202,095)	(290,903)	(275,080)

Effect of exchange rate changes on cash and cash equivalents	(4,213)	(10,506)	(7,540)

Net increase in cash and cash equivalents	7,186	12,213	73,814

Cash and cash equivalents at beginning of year	300,599	288,386	214,572

Cash and cash equivalents at end of year	$307,785	300,599	288,386

SUPPLEMENTAL CASH FLOW INFORMATION

Income taxes paid	$146,858	136,311	130,562

Interest paid	$1,101	749	709

Interest and dividends received	$18,570	19,243	17,579

See accompanying accounting policies and notes.

Consolidated Statement of Stockholders’ Equity

In thousands of dollars and shares

	Common		Class B	Additional		Common	Other
	Shares	Common	Common	Paid-in	Retained	Stock In	Comprehensive
	Outstanding	Stock	Stock	Capital	Earnings	Treasury	Income

BALANCE DECEMBER 31, 1998	185,792	$12,401	3,095	272	1,184,617	(6,712)	(36,641)

Net earnings					308,183

Other comprehensive income:

Currency translation							(38,931)

Unrealized holding gain on marketable equity securities, net of $1,160 tax							2,153
Total comprehensive income

Dividends to shareholders					(170,663)

Treasury share purchases	(3,274)					(120,861)

Options exercised and stock awards granted	46			1		1,861

Conversion from Class B Common to Common	1,200	80	(80)

BALANCE DECEMBER 31, 1999	183,764	$12,481	3,015	273	1,322,137	(125,712)	(73,419)

Net earnings					328,942

Other comprehensive income:

Currency translation							(36,095)

Unrealized holding loss on marketable equity securities, net of $5,166 tax							(9,500)
Total comprehensive income

Dividends to shareholders					(158,532)

Treasury share purchases	(3,535)					(131,765)

Options exercised and stock awards granted	67			73		999

Conversion from Class B Common to Common	1,155	77	(77)

BALANCE DECEMBER 31, 2000	181,451	$12,558	2,938	346	1,492,547	(256,478)	(119,014)

Net earnings					362,986

Other comprehensive income:

Currency translation							(12,945)

Unrealized holding loss on marketable equity securities, net of $1,655 tax							(3,077)

Gain on derivative contracts, net of $21 tax							46
Total comprehensive income

Dividends to shareholders					(171,196)

Treasury share purchases	(744)					(36,432)

Options exercised and stock awards granted	170			807		3,111

Conversion from Class B Common to Common	1,432	88	(88)

BALANCE DECEMBER 31, 2001	182,309	$12,646	2,850	1,153	1,684,337	(289,799)	(134,990)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Stock-
holders’
Equity

BALANCE DECEMBER 31, 1998	1,157,032

Net earnings	308,183

Other comprehensive income:
Currency translation	(38,931)
Unrealized holding gain on marketable equity securities, net of $1,160 tax	2,153

Total comprehensive income	271,405
Dividends to shareholders	(170,663)
Treasury share purchases	(120,861)
Options exercised and stock awards granted	1,862
Conversion from Class B Common to Common	—

BALANCE DECEMBER 31, 1999	1,138,775

Net earnings	328,942

Other comprehensive income:
Currency translation	(36,095)
Unrealized holding loss on marketable equity securities, net of $5,166 tax	(9,500)

Total comprehensive income	283,347
Dividends to shareholders	(158,532)
Treasury share purchases	(131,765)
Options exercised and stock awards granted	1,072
Conversion from Class B Common to Common	—

BALANCE DECEMBER 31, 2000	1,132,897

Net earnings	362,986

Other comprehensive income:
Currency translation	(12,945)
Unrealized holding loss on marketable equity securities, net of $1,655 tax	(3,077)
Gain on derivative contracts, net of $21 tax	46

Total comprehensive income	347,010
Dividends to shareholders	(171,196)
Treasury share purchases	(36,432)
Options exercised and stock awards granted	3,918
Conversion from Class B Common to Common

BALANCE DECEMBER 31, 2001	1,276,197

See accompanying accounting policies and notes.

Accounting Policies and Notes to Consolidated Financial Statements

(Dollar amounts in thousands except per share figures)

CONSOLIDATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of the Wm. Wrigley Jr. Company and its associated companies (the Company). The Company’s principal business is manufacturing and selling chewing gum. All other businesses constitute less than 10% of combined revenues, operating profit and identifiable assets. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues and expenses. Actual results may vary from those estimates. Certain amounts reported in 1999 and 2000 have been reclassified to conform to the 2001 presentation.

EFFECT OF ACCOUNTING CHANGES

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized for their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the new accounting rules beginning January 1, 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. The Company does not expect the results of these tests to have a material effect on earnings or the financial position of the Company.

The Emerging Issues Task Force (“EITF”) has recently addressed several topics related to the classification and recognition of certain promotional expenses. In May 2000, the EITF issued a consensus on Issue No. 00-14 “Accounting for Certain Sales Incentives.” This Issue addresses the recognition, measurement and income statement classification of certain sales incentives, including discounts, coupons, and free products. In April 2001, the EITF reached a consensus on Issue No. 00-25 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” and delayed the implementation date of Issue No. 00-14 to coincide with the effective date of Issue No. 00-25. Under these Issues, the EITF concluded that certain consumer and trade sales promotion expenses, such as coupon redemption costs, in-store display incentives, cooperative advertising programs, and new product introduction fees should be classified as a reduction of sales rather than selling and general administrative expenses. The Company is continuing to evaluate the impact of the new accounting rules and expects that certain costs will be reclassified as a reduction of sales and a reduction of selling and general administrative expenses. As reclassifications, these changes will not affect the Company’s financial position or earnings. The Company will adopt the accounting rules in the first quarter 2002.

CASH AND CASH EQUIVALENTS

The Company considers all highly-liquid investments with original maturity of three months or less to be cash equivalents.

LONG-LIVED ASSETS

The Company periodically reviews long-lived assets to determine if there are indicators of impairment. When indicators of impairment are present, the Company evaluates the carrying value of the assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company adjusts the net book value of the underlying assets if the sum of the expected future cash flows is less than book value.

REVENUE RECOGNITION

Revenue from product sales is recognized when the goods are shipped.

DISTRIBUTION COSTS

The Company classifies distribution costs, including shipping and handling costs, in cost of sales.

ADVERTISING

The Company expenses all advertising costs in the year incurred. Advertising expense was $328,346 in 2001, $308,446 in 2000 and $303,220 in 1999.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

The Company’s investments in debt securities, which typically mature in one year or less, are held to maturity and are valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 2001 and December 31, 2000 were, respectively, $13,206 and $21,588 for municipal securities, and $12,244 and $7,713 for other debt securities. The average yields of municipal securities held at December 31, 2001 and December 31, 2000 were 3.19% and 3.94%, respectively.

The Company’s investments in marketable equity securities are held for an indefinite period. Application of Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” resulted in unrealized holding gains of $21,912 at December 31, 2001 and $26,644 at December 31, 2000. Unrealized holding gains, net of the related tax effect, of $14,274 and $17,351 at December 31, 2001 and 2000, respectively, are included as components of Accumulated Other Comprehensive Income in stockholders’ equity.

INVENTORIES

Inventories are valued at cost on a last-in, first-out (LIFO) basis for U.S. companies and at the lower of cost (principally first-in, first-out basis) or market for international associated companies. Inventories totaled $278,981 and $253,291 at December 31, 2001 and 2000, respectively, including $114,201 and $107,684, respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $10,513 and $21,968 higher than reported at December 31, 2001 and 2000, respectively.

DEPRECIATION

Depreciation is provided over the estimated useful life of the respective asset: buildings and building equipment – 12 to 50 years; machinery and equipment – 3 to 20 years. Depreciation was provided primarily by the straight-line method.

ACCRUED EXPENSES

Accrued expenses at December 31, 2001 and 2000 included $41,725 and $34,129 of payroll expenses, respectively.

LINE OF CREDIT

In September 2001, the Company entered into a $100 million, unsecured, line of credit. There were no borrowings under this line during 2001. Upon drawing on the line of credit, the Company has the option to elect a fixed or floating interest rate. The line of credit expires in September 2002.

OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities at December 31, 2001, included liabilities for approximately $59,400 of deferred compensation and $13,400 for post-retirement benefits. At December 31, 2000, they included liabilities for approximately $54,500 of deferred compensation and $17,500 for post-retirement benefits.

FOREIGN CURRENCY TRANSLATION

The Company has determined that the functional currency for each associated company except for certain Eastern European entities is its local currency. As some Eastern European entities operate in economies which are considered to be highly inflationary, their functional currency is the U.S. dollar.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

On January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The adoption of SFAS No. 133 had no material effect on the Company’s results of operations or financial position.

The Company enters into forward exchange contracts and purchases currency options to hedge against future purchase transactions between associated companies and with outside vendors. In addition, the Company enters into forward exchange contracts and purchases currency options to hedge known future royalty payments from, and net investments in, associated companies. Upon adoption of SFAS No. 133, and prospectively, on the date a derivative contract is entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability (a fair value hedge), (2) a hedge of a forecasted transaction (a cash flow hedge), or (3) a hedge of a net investment in a foreign operation (a net investment hedge).

The Company formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges to specific assets, liabilities or forecasted transactions. The Company also formally assesses both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. When it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting.

For fair value hedges, the effective portion of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings. For cash flow hedges, the effective portion of the changes in the fair value of a derivative is recorded in Other Comprehensive Income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For net investment hedges, the effective portion of the change in the fair value of derivatives used as a net investment hedge of a foreign operation is recorded in Foreign Currency Translation Adjustment. The ineffective portion of the change in fair value of any derivative designated as a hedge is immediately recognized in earnings. No ineffectiveness was recognized during 2001.

At December 31, 2001, open foreign exchange contracts for a number of currencies, primarily the Euro, British pounds and U.S. dollars, maturing at various dates through December 2002, had an aggregate notional amount of $77,108. The notional amount of open foreign exchange contracts at December 31, 2000 aggregated $79,853. The fair value of open foreign exchange contracts was $41 at December 31, 2001 and was recorded in other current assets.

STOCK SPLIT

On January 23, 2001, the Board of Directors approved a 2-for-1 stock split for shareholders of record on February 6, 2001. The accompanying financial statements are presented on a post-split basis.

COMMON STOCK

In addition to its Common Stock, the Company has Class B Common Stock outstanding. Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition, and convertible at any time into one share of Common Stock.

Additional paid-in capital primarily represents the excess of fair market value of Common Stock issued from treasury on the date the shares of stock were awarded over the average acquisition cost of the shares.

Treasury Stock may be acquired for the Company’s Management Incentive Plan (1997 MIP) or under a resolution adopted by the Board of Directors. On August 18, 1993, the Board of Directors authorized a share repurchase program to purchase up to $100,000 of shares in the open market. On October 27, 1999, the Company’s Board of Directors authorized an additional $200,000 in share repurchases. Additionally, on October 25, 2000, the Board of Directors authorized $100,000 in share repurchases. During 2001, 2000 and 1999, the Company purchased 704,000, 3,534,800 and 3,217,600 shares at an aggregate price of $34,652, $131,765 and $118,819, respectively, under the 1993 and 1999 authorities. No shares were repurchased prior to 1999 under the 1993 authority.

In May 2001, the Company’s Board of Directors approved a Stockholder Rights Plan. Under the Rights Plan, each holder of Common Stock and Class B Common Stock at the close of business on June 6, 2001, automatically received a distribution of one Right for each share of Common Stock or Class B Common Stock held. Each Right entitles the holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock for $250. The Rights will trade along with, and not separately from, the shares of Common Stock and Class B Common Stock unless they become exercisable. The Rights become exercisable, and they will separate, become tradable, and entitle stockholders to buy common stock if any person or group (“Acquiring Person”) becomes the beneficial owner of, or announces a tender or exchange offer for, 15% or more of the Company’s Common Stock. In such event, all Rights, except for those held by the Acquiring Person, become Rights to purchase $500 worth of Common Stock for $250, unless redeemed by the Board of Directors. In case of a subsequent merger or other acquisition of the Company after the Rights become exercisable, holders of Rights other than the Acquiring Person may purchase shares of the acquiring entity at a 50% discount. The Rights will expire on June 6, 2011, unless redeemed earlier, or renewed by the Company’s Board of Directors.

At December 31, 2001, there were authorized 20 million shares of preferred stock with no par value, of which 1 million Series A Junior Participating Preferred shares were reserved for issuance upon exercise of the Rights.

STOCK BASED COMPENSATION PLANS

On March 5, 1997, stockholders approved the 1997 MIP. The 1997 MIP authorizes the granting of up to 10,000,000 shares (split adjusted) of the Company’s new or reissued Common Stock. The 1997 MIP was designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through cash and equity-based incentives. In accordance with the 1997 MIP, shares of Wrigley stock or deferral share units may be granted under the Wrigley Stock Option program or awarded under the Long-Term Stock Grant and Stock Award programs. Deferral share units are also awarded to non-employee directors. Options outstanding have been granted at prices which are equal to the fair market value of the stock on the date of grant. Generally, options vest over a four-year period and expire ten years from the date of grant.

The status of the Company’s Stock Option program is summarized as follows:

		Weighted-
		Average
	Number of	Exercise
	Shares	Price

Outstanding at December 31, 1998	—	—
Granted	1,102,000	$43.030
Exercised	—	—
Cancelled	(24,000)	$43.781

Outstanding at December 31, 1999	1,078,000	$43.013
Granted	1,657,000	$37.528
Exercised	—	—
Cancelled	(36,000)	$40.274

Outstanding at December 31, 2000	2,699,000	$39.682
Granted	2,063,700	48.204
Exercised	(59,250)	38.990
Cancelled	(56,750)	41.672

Outstanding at December 31, 2001	4,646,700	$43.447

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock based compensation plans. Accordingly, as the exercise price equaled the fair market value on the date of grant, no compensation cost has been recognized for the Stock Option program. Compensation costs for other stock based compensation plans were not material. Had compensation cost for the Stock Option program been determined based on fair value of the options at the date of grant, consistent with SFAS No. 123, the Company’s net earnings and earnings per share would have been reduced as follows:

Year Ended December 31	2001	2000	1999

Net Earnings
As reported	$362,986	$328,942	$308,183
Pro forma	$355,014	$324,735	$306,965
Basic and diluted earnings per share

As reported	$1.61	$1.45	$1.33
Pro forma	$1.58	$1.43	$1.32

The fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average fair value of each option granted using the model was $13.98, $11.59 and $12.65 in 2001, 2000 and 1999, respectively. The table below summarizes the key assumptions used to calculate the fair value:

	Interest	Dividend	Expected	Expected
	Rate	Yield	Volatility	Life

2001	5.85%	1.56%	23.8%	6 years
2000	4.75%	1.60%	24.6%	6 years
1999	6.00%	1.60%	22.6%	6 years

The following table summarizes key information about stock options at December 31, 2001:

	OUTSTANDING STOCK OPTIONS
		Weighted-Average	Weighted-
Range of		Remaining	Average
Exercise Prices	Shares	Contractual Life	Exercise Price

$32.03	40,000	8.3	32.030
$36.81-39.34	1,657,000	8.2	37.624
$40.87-43.78	871,000	7.4	43.751
$45.28-51.22	2,078,700	9.4	48.180

[Additional columns below]

[Continued from above table, first column(s) repeated]

	EXERCISABLE STOCK OPTIONS
		Weighted-
Range of		Average
Exercise Prices	Shares	Exercise Price

$32.03	20,000	32.03
$36.81-39.34	461,500	37.863
$40.87-43.78	430,000	43.756
$45.28-51.22	11,500	45.280

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of net deferred tax balances are as follows:

	2001	2000

Accrued Compensation, Pension and Post-retirement Benefits	$26,419	25,282
Depreciation	(21,898)	(16,503)
Unrealized Holding Gains	(7,638)	(9,293)
All Other – Net	(317)	480

Net Deferred Tax Liability	$(3,434)	(34)

Balance sheet classifications of deferred taxes are as follows:

	2001	2000

Deferred Tax Asset
Current	$14,846	14,226
Noncurrent	26,381	26,743

Deferred Tax Liability
Current	(1,455)	(859)
Noncurrent	(43,206)	(40,144)

Net Deferred Tax Liability	$(3,434)	(34)

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $695,554 of undistributed earnings of international associated companies at December 31, 2001. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. Tax on such potential distributions would be substantially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $102,529 of deferred income taxes would be provided. Income taxes are based on pre-tax earnings which are distributed geographically as follows:

	2001	2000	1999

Domestic	$130,140	139,086	154,240
Foreign	397,226	340,226	290,190

	$527,366	479,312	444,430

Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 2001, 2000, and 1999 to the reported provision for income taxes is as follows:

	2001	2000	1999

Provision at U.S. Federal
Statutory Rate	$184,578	167,759	155,551
State Taxes – Net	4,401	5,351	6,414
Foreign Tax Rates	(23,832)	(19,546)	(14,835)
Tax Credits (principally foreign)	(1,400)	(1,675)	(9,189)
Other – Net	633	(1,519)	(1,694)

	$164,380	150,370	136,247

The components of the provision for income taxes for 2001, 2000, and 1999 are:

	Current	Deferred	Total

2001
Federal	$30,142	2,384	32,526
Foreign	121,137	2,704	123,841
State	6,770	1,243	8,013

	$158,049	6,331	164,380

2000
Federal	$30,704	961	31,665
Foreign	109,184	2,170	111,354
State	7,954	(603)	7,351

	$147,842	2,528	150,370

1999
Federal	$20,262	(1,807)	18,455
Foreign	103,253	4,674	107,927
State	10,708	(843)	9,865

	$134,223	2,024	136,247

RETIREMENT AND POST-RETIREMENT PLANS

The Company maintains noncontributory defined benefit plans covering substantially all of its employees in the U.S. and at certain international associated companies. Retirement benefits are a function of years of service and the level of compensation generally for the highest three consecutive salary years occurring within ten years prior to an employee’s retirement date depending on the plan. The Company’s policy is to fund within ERISA or other statutory limits to provide benefits earned to date and expected to be earned in the future.

To the extent that an individual’s annual retirement benefit under the plan exceeds the limitations imposed by the Internal Revenue Code of 1986, as amended, and the regulations thereunder, such excess benefits may be paid from the Company’s non-qualified, unfunded, noncontributory supplemental retirement plan.

Domestic plan assets consist primarily of marketable equity and fixed income securities. Foreign plan assets consist primarily of marketable equity and fixed income securities, and contracts with insurance companies.

In addition, the Company maintains certain post-retirement plans which provide limited health care benefits on a contributory basis and life insurance benefits in the U.S. and at certain international associated companies. The cost of post-retirement benefits is provided during the employee’s active working career. The funded status of the defined benefit plans and post-retirement benefit plans were as follows:

	Defined Benefit Plans		Post-Retirement Benefit Plans
	2001	2000	2001	2000

Change in Benefit Obligation
Benefit Obligation at Beginning of Year	$342,000	321,800	$27,100	25,400
Service Cost	11,300	11,100	1,000	900
Interest Cost	25,000	24,200	2,100	2,000
Plan Participants’ Contributions	300	300	—	—
Actuarial Loss	28,100	10,900	5,600	600
Foreign Currency Exchange	500	(6,400)	—	—
Other	300	(2,000)	—	—
Benefits Paid	(18,600)	(17,900)	(2,200)	(1,800)

Benefit Obligation at End of Year	$388,900	342,000	$33,600	27,100

Change in Plan Assets
Fair Value at Beginning of Year	$370,900	390,800	$13,000	13,600
Actual Return on Plan Assets	(13,000)	3,100	(1,900)	(600)
Employer Contribution	8,100	1,600	4,800	1,800
Plan Participants’ Contributions	—	1,700	—	—
Foreign Currency Exchange	(400)	(7,500)	—	—
Other	(200)	(900)	—	—
Benefits Paid	(18,600)	(17,900)	(2,200)	(1,800)

Fair Value at End of Year	$346,800	370,900	$13,700	13,000

Funded (Underfunded) Status of the Plan	$(42,100)	28,900	$(19,900)	(14,100)
Unrecognized Net Actuarial Loss/(Gain)	47,200	(26,000)	6,500	(3,400)
Unrecognized Prior Service Costs	6,000	7,200	—	—
Unrecognized Transition Asset	(3,900)	(4,400)	—	—

Prepaid (Accrued) Benefit Cost	$7,200	5,700	$(13,400)	(17,500)

The following table provides amounts recognized in the balance sheet as of December 31:

	Defined Benefit Plans		Post-Retirement Benefit Plans
	2001	2000	2001	2000

Prepaid Benefit Cost	$13,500	11,400	$—	—
Accrued Benefit Liability	(6,300)	(5,700)	(13,400)	(17,500)

Net Amount Recognized	$7,200	5,700	$(13,400)	(17,500)

The Company’s non-qualified, unfunded, noncontributory supplemental retirement plan has an accumulated benefit obligation in the amount of $5,500 and $5,100 at December 31, 2001 and 2000, respectively.

The components of net pension and net periodic post-retirement benefit costs are as follows:

	Defined Benefit Plans			Post-Retirement Benefit Plans
	2001	2000	1999	2001	2000	1999

Service Cost	$11,300	11,100	12,600	$1,000	900	1,100
Interest Cost	25,000	24,200	22,800	2,100	2,000	1,900
Expected Return on Plan Assets	(31,700)	(33,200)	(31,800)	(1,100)	(1,200)	(1,000)
Amortization of Unrecognized Transition Assets	(900)	(900)	(800)	—	—	—
Prior Service Costs Recognized	1,700	1,700	1,600	—	—	—
Recognized Net Actuarial Gain	—	(1,900)	(500)	(200)	(200)	(100)
Other Pension Plans	3,600	4,000	3,600	—	—	—

Net Periodic Benefit Cost	$9,000	5,000	7,500	$1,800	1,500	1,900

Assumptions used to determine net pension and net periodic post-retirement benefit costs are as follows:

	Defined Benefit Plans			Post-Retirement Benefit Plans
	2001	2000	1999	2001	2000	1999

Discount Rate
Domestic	7.25%	7.75%	7.75%	7.25%	7.75%	7.75%
Foreign	6.00-6.75%	6.00-7.25%	6.25-7.50%	7.25%	7.75%	7.75%

Long-term Rates of Return on Plan Assets
Domestic	9.25%	9.25%	9.00%	9.00%	9.00%	9.00%
Foreign	6.50-7.50%	6.50-7.50%	6.5-8.0%	—	—	—

Rates of Increase in Compensation Levels
Domestic	4.75%	4.75%	4.75%	—	—	—
Foreign	3.00-4.00%	3.00-4.00%	3.00-6.00%	—	—	—

An 11% annual rate of increase in the per capita cost of covered post-retirement benefits was assumed for 2002. The rate was assumed to decrease gradually to 5% for 2008 and remain at that level thereafter.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

	1% INCREASE	1% DECREASE

Effect on Post-retirement Benefit Obligation	2,820	(2,450)

Effect on Total of Service and Interest Cost Components	350	(300)

In addition to the defined benefit plans and post-retirement benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at certain international associated companies. The plans cover full time employees and provide for contributions between 3% and 5% of salary. The Company’s expense for the defined contribution plans totaled $4,852, $4,535, and $4,613 in 2001, 2000, and 1999 respectively.

SEGMENT INFORMATION

Management organizes the Company’s chewing gum business based on geographic regions. Information by geographic region at December 31, 2001, 2000, and 1999 and for the years then ended is as follows:

Net Sales	2001	2000	1999

Americas, principally U.S.	$1,014,379	906,006	854,374
EMEAI, principally Europe	1,015,543	909,297	907,514
Asia	300,089	243,551	210,719
Pacific	75,268	71,461	71,383
All Other	24,367	15,391	17,612

Net Sales	$2,429,646	2,145,706	2,061,602

“All Other” revenues consist primarily of sales of gumbase to third-party customers and Wrigley Healthcare.

Operating Income	2001	2000	1999

Americas, principally U.S.	$261,177	220,850	212,025
EMEAI, principally Europe	304,343	249,384	232,292
Asia	77,453	68,165	52,966
Pacific	24,324	22,453	21,158
All Other	(153,941)	(97,609)	(82,835)

Total Operating Income	$513,356	463,243	435,606

“All Other” operating income includes corporate expenses such as costs related to research and development, information systems and certain administrative functions and operating losses for Wrigley Healthcare.

Assets	2001	2000	1999

Americas, principally U.S.	$688,547	547,954	514,941
EMEAI, principally Europe	667,578	623,656	616,777
Asia	178,780	154,009	146,077
Pacific	39,920	42,612	44,962
All Other	74,497	81,450	90,229

Assets Used in Operating Activities	1,649,322	1,449,681	1,412,986
Corporate	116,326	125,059	134,759

Total Assets	$1,765,648	1,574,740	1,547,745

Assets are categorized based upon the geographic segment where they reside. Assets in “Corporate” consist principally of short-term investments and marketable equity securities which are held at the corporate office, as well as certain fixed assets.

Depreciation Expense	2001	2000	1999

Americas, principally U.S.	$18,778	14,337	15,545
EMEAI, principally Europe	30,341	26,912	25,739
Asia	7,658	6,661	6,818
Pacific	1,167	1,149	1,153
All Other	2,487	1,874	3,194

Depreciation Expense Related to Operating Activities	60,431	50,933	52,449
Corporate	7,895	6,947	8,776

Total Depreciation Expense	$68,326	57,880	61,225

Depreciation expense is categorized consistently with the geographic region where the asset resides.

Capital Expenditures	2001	2000	1999

Americas, principally U.S.	$94,808	41,688	35,984
EMEAI, principally Europe	56,340	39,762	69,781
Asia	16,266	11,635	7,630
Pacific	6,392	2,768	2,643
All Other	4,407	1,252	3,507

Capital Expenditures for Operating Activities	178,213	97,105	119,545
Corporate	5,703	28,942	9,234

Gross Capital Expenditures	183,916	126,047	128,779
Intersegment Asset Transfers	(2,156)	(979)	(1,046)

Net Capital Expenditures	$181,760	125,068	127,733

Capital expenditures are categorized based upon the geographic segment where the expenditure occurred. Intersegment asset transfers are primarily due to sales between production facilities worldwide. Asset sales are typically transferred at net book value.

Elected Officers

William Wrigley, Jr.

President and
Chief Executive Officer

Peter R. Hempstead
Senior Vice President –
International

Surinder Kumar
Chief Innovation Officer

Gary E. McCullough
Senior Vice President –
Americas

Dushan Petrovich
Senior Vice President –
People, Learning and Development

Darrell R. Splithoff
Senior Vice President –
Supply Chain &
Corporate Development

Ronald V. Waters
Senior Vice President and
Chief Financial Officer

Donald E. Balster
Vice President –
Worldwide Manufacturing

Gary R. Bebee
Vice President

Vincent C. Bonica
Vice President –
Organizational Development

Reuben Gamoran
Vice President and Controller

Donagh Herlihy
Vice President and
Chief Information Officer

Shaun Kim
Vice President –
Worldwide Engineering

Howard Malovany
Vice President, Secretary
and General Counsel

Jon Orving
Vice President –
International and Managing Director – North Region

Stefan Pfander
Vice President –
International and Managing Director – Europe

Wm. M. Piet
Vice President –
Corporate Affairs

John A. Schafer
Vice President –
Purchasing

Alan J. Schneider
Vice President and Treasurer

Philip G. Schnell
Vice President –
Research & Development

Ralph P. Scozzafava
Vice President –
U.S. Sales & Customer Marketing

Michael F. Wong
Vice President –
International and Managing Director – Asia

A. Rory Finlay
Senior Director –
Global Branding

Philip C. Johnson
Senior Director –
Benefits & Compensation

Daniela Zaluda
Senior Director –
Product & Technical
Development

Board of Directors

COMMITTEES OF THE
BOARD OF DIRECTORS
AUDIT
Richard K. Smucker
Chairman

Howard B. Bernick

Melinda R. Rich

Alex Shumate
COMPENSATION
Thomas A. Knowlton
Chairman

Howard B. Bernick

Steven B. Sample

Alex Shumate
NOMINATING
Penny Pritzker
Chairman

Melinda R. Rich

Steven B. Sample
WILLIAM WRIGLEY, JR.
Director of the Company since 1988
Joined the Wm. Wrigley Jr. Company in 1985
President & Chief Executive Officer since 1999
Senior Vice President (1999)
Vice President (1991-98)
Director, The J. M. Smucker Company, since 1991
JOHN F. BARD
Director of the Company since 1999
Executive Vice President, Wm. Wrigley Jr. Company (1999-2000)
Senior Vice President, Wm. Wrigley Jr. Company (1991-99)
HOWARD B. BERNICK
Director of the Company since 2001
Joined Alberto-Culver Company in 1977
President and Chief Executive Officer since 1994, and Director since 1986
Director, AAR Corp., since 1994
THOMAS A. KNOWLTON
Director of the Company since 1996
Dean-Faculty of Business, Ryerson Polytechnic University, since 2000
Executive Vice President, Kellogg Company (1992-98)
President, Kellogg North America (1994-98)
PENNY PRITZKER
Director of the Company since 1994
Chairman, Classic Residence by Hyatt, since 1987
President, Pritzker Realty Group L.P., since 1991
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
RICHARD K. SMUCKER
Director of the Company since 1988
Joined The J. M. Smucker Company in 1972
President since 1987, Director since 1975, and Co-CEO since 2001
Director, Sherwin-Williams Company, since 1991
Director, International Multifoods, Inc., since 1997

Left to right: Thomas A. Knowlton, Howard B. Bernick, Penny Pritzker, William Wrigley, Jr., Melinda R. Rich, Richard K. Smucker, John F. Bard, Alex Shumate, Steven B. Sample.

Stockholder Information

STOCKHOLDER INQUIRIES

Any inquiries about your Wrigley stockholdings should be directed to:

Stockholder Relations

Wm. Wrigley Jr. Company
410 North Michigan
Avenue Chicago, IL 60611
1-800-874-0474

You can access your Wrigley stock account information via the Internet at the following address — gateway.equiserve.com.

Additional information about the Wrigley Company can be found on the Internet at www.wrigley.com.

CAPITAL STOCK

Common Stock of the Wm. Wrigley Jr. Company (WWY) is traded on the New York and Chicago Stock Exchanges.

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

Just under 30,000 or 76% of the Company’s stockholders of record currently participate in the DRP. A brochure fully describing the DRP and its enrollment procedure is available upon request.

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

Stockholders of record can go directly to the EquiServe form at — www.econsent.com/wwy — or link to the form through the Wrigley web site.

“Street name” stockholders, holding their shares in a bank or brokerage account, should go to the Wrigley web site — www.wrigley.com — and complete the form they find there.

STOCK CERTIFICATES

For security and tax purposes, stockholders should keep a record of all of their stock certificates. The record should be kept in a separate place from the certificates themselves and should contain the following information for each certificate: exact registration, number of shares, certificate number, date of certificate and the original cost of the shares. If a stock certificate is lost or stolen, notification should be sent to the Company immediately. The transfer agent has two requirements to be met before a new certificate will be issued — a completed affidavit and payment for an indemnity bond based on the current market value of the lost or stolen stock. The replacement of a certificate will take about seven to ten days. Even if a certificate is lost or stolen, the stockholder will continue to receive dividends on those shares while the new certificate is being issued.

A transfer of stock is required when the shares are sold or when there is any change in name or ownership of the stock. To be accepted for transfer, the stockholder’s signature on the certificate or stock power must receive a Medallion Signature Guarantee by a qualified financial institution that participates in the Medallion Guarantee program. A verification by a notary public is not sufficient. Anytime a certificate is mailed, it should be sent registered mail, return receipt requested.

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P. O. Box 2500
Jersey City, NJ 07303-2500
1-800-446-2617
Internet: www.equiserve.com

COMPANY PUBLICATIONS

The Company’s 2001 annual report to the Securities and Exchange Commission on Form 10-K is expected to be available on or about February 16, 2002.

Requests for this publication should be addressed to Shareholder Relations at the main office of the Company. They are also available for review at our Internet home page (www.wrigley.com).

Corporate Facilities and Principal Associated Companies

CORPORATE HEADQUARTERS

Wrigley Building

410 North Michigan Avenue
Chicago, Illinois 60611

PRINCIPAL ASSOCIATED COMPANIES
DOMESTIC

Wrigley Manufacturing Company, LLC

  Chicago, Illinois 60609*
  Gainesville, Georgia 30542*
  Phoenix, Arizona 85004*

Amurol Confections Company*
Yorkville, Illinois 60560

Four-Ten Corporation
Chicago, Illinois 60611

Wrigley Sales Company
Chicago, Illinois 60611

L.A. Dreyfus Company*
Edison, New Jersey 08820

Northwestern Flavors, Inc.*
West Chicago, Illinois 60185

INTERNATIONAL

The Wrigley Company Pty.

Limited*
Sydney, Australia

Wrigley Austria Ges.m.b.H.
Salzburg, Austria

Wrigley Bulgaria EOOD
Sofia, Bulgaria

Wrigley Canada*
Don Mills, Ontario, Canada

Wrigley Chewing Gum
Company Ltd.*
Guangzhou, Guangdong,
Peoples’s Republic of China

Wrigley Croatia d.o.o.
Zagreb, Croatia

Wrigley s.r.o.
Prague, Czech Republic

The Wrigley Company Limited*
Plymouth, England, U.K.

Oy Wrigley Scandinavia Ab
Turku, Finland

Wrigley France S.N.C.*
Biesheim, France

Wrigley G.m.b.H.
Munich, Germany

Wrigley B.V.
Bussum, Holland

The Wrigley Company
(H.K.) Limited
Hong Kong

Wrigley Hungaria, Kft.
Budapest, Hungary

Wrigley India Private Limited*
Bangalore, Karnataka, India

Wrigley Israel Ltd.
Herzeliya-Pituach, Israel

Wrigley & Company Ltd., Japan
Tokyo, Japan

The Wrigley Company
(East Africa) Limited*
Nairobi, Kenya

The Wrigley Company
(Malaysia) Sdn. Bhd.
Kuala Lumpur, Malaysia

The Wrigley Company
(N.Z.) Limited
Auckland, New Zealand

Wrigley Scandinavia AS
Oslo, Norway

The Wrigley Company
(P.N.G.) Ltd.
Port Moresby,
Papua New Guinea

Wrigley Philippines, Inc.*
Antipolo City, Philippines

Wrigley Poland Sp. zo.o.*
Poznan, Poland

Wrigley Romania Produse
Zaharoase SRL
Bucharest, Romania

OOO Wrigley
  Moscow, Russia
  St. Petersburg, Russia*

Wrigley Slovakia s.r.o.
Banska Bystrica, Slovakia

Wrigley d.o.o.
Ljubljana, Slovenia

Wrigley Co., S.A.
Santa Cruz de Tenerife
Canary Islands, Spain

Wrigley Scandinavia AB
Stockholm, Sweden

Wrigley Taiwan Limited*
Taipei, Taiwan, R.O.C.

Wrigley Gida Ticaret
Limited Sirketi
Istanbul, Turkey

Wrigley Middle East, FZCO
Dubai, United Arab Emirates

*Denotes production facility

The Wrigley Company markets chewing gum, bubble gum and confectionery products around the world.

D O M E S T I C G U M B R A N D S
Wrigley’s Spearmint	Freedent
Doublemint	Extra
Juicy Fruit	Eclipse
Big Red	Orbit
Winterfresh	Orbit White
Surpass (Healthcare Division)
I N T E R N AT I O N A L G U M B R A N D S
Airwaves	Extra For Kids
Alpine	Extra White
Arrowmint	Freedent
Big Boy	Freedent For Kids
Big G	Freedent White
Big Red	Hubba Bubba
Cool Air	Ice White
Cool Crunch	Juicy Fruit
Doublemint	Orbit
Dulce 16	Orbit For Kids
Eclipse	Orbit White
Excel	P.K.
Extra	Winterfresh
Wrigley’s Spearmint

Amurol Confections Co., a wholly owned subsidiary of the Wrigley Company, makes a wide range of youth-oriented and adult gum and confectionery products, which are marketed in the U.S. and internationally.

G U M / C O N F E C T I O N E R Y G U M B R A N D S
Big League Chew	Cluckers	Squeeze Pop
Blasters	Caramel Apple	Thumb Sucker
Bubble Beeper	Everest	Velamints
Bubble Cane	Fresh Squeezed	Zing Zang
Bubble Jug	Pez Petz
Bubble Tape	Santa’s Coal
Bug City	Santa’s Dispenser

The brands listed above are registered trademarks of the Wm. Wrigley Jr. Company or Amurol Confections Co., except Pez Petz, which is used by Amurol under license from PEZ Candy, Inc.

Wm. Wrigley Jr. Company
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611