Form 10-K/A, Exhibit 13
period 2002-12-31
WRIGLEY WM JR CO
filed 2004-04-16
CIK 108601

EXHIBIT 13

WM. WRIGLEY JR. COMPANY PORTIONS OF 2002 ANNUAL REPORT TO STOCKHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

M A N A G E M E N T’ S D I S C U S S I O N A N D A N A L Y S I S O F R E S U L T S O F O P E R A T I O N S A N D F I N A N C I A L C O N D I T I O N
Dollar and share amounts in thousands except per share figures

The Management’s Discussion and Analysis reviews the Company’s results of operations, liquidity and capital resources, critical accounting policies and estimates, and certain other matters. This discussion should be read in conjunction with the consolidated financial statements and related notes contained in this Annual Report.

In the first quarter 2002, the Company adopted the accounting rules for Emerging Issues Task Force Issue No. 00–14, "Accounting for Certain Sales Incentives" and No. 00–25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendors Products" ("Issues"), as codified by Issue No. 01–09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products." In adopting these accounting rules, the Company began reporting cash consideration given in connection with certain consumer and trade sales promotions such as coupon redemptions, in–store display incentives, co–operative advertising and new product introduction fees, as deductions from sales rather than as selling, general and administrative expense. The consumer and trade sales promotions applicable to these Issues totaled $41,034, $28,227 and $19,592 for 2002, 2001 and 2000, respectively. Adoption of these accounting rules had no impact on the Company’s financial position or net earnings. The consumer and trade sales promotions applicable to these Issues are reflected in net sales for all periods presented in this discussion, the quarterly and selected financial data, the financial statements and related notes.

RESULTS OF OPERATIONS
Net Sales

Consolidated net sales for 2002 increased $344,899 or 14% from 2001. Net sales for 2002 were favorably affected by higher worldwide shipments and favorable product mix. Higher worldwide shipments, including the introduction of new products, increased net sales by 8%. New products accounted for 22.9% of net sales in 2002. Favorable mix from premium priced products increased net sales by 4%. Translation of foreign currencies to a weaker U.S. dollar increased reported net sales by approximately 2%.

Net sales for the Americas in 2002 increased 13% compared to 2001. Favorable product mix increased net sales 7%, due mainly to increased U.S. sales of Eclipse(R) and Orbit(R) gum and the introduction of Eclipse(R) Flash strips. Higher shipment volume in the U.S. and Canada, as well as for Amurol Confections, increased net sales for the Americas by 6%.

International 2002 net sales increased by 16% as a result of growth in shipment volume, favorable product mix, selected selling price changes and translation of foreign sales to a weaker U.S. dollar. Unit volume increased net sales by 8% over 2001, due primarily to growth in Russia, China, France, the U.K., and numerous other international markets. Net sales were also favorably impacted by new product introductions in all regions. Favorable mix from premium priced products both in Europe and Asia increased International net sales by 3%, while selected selling price changes primarily in Europe and Australia contributed 1% to International net sales growth. International net sales were increased by 4% as a result of translation of foreign currencies, primarily in Europe, to a weaker U.S. dollar.

Consolidated net sales for 2001 increased $275,305 or 13% from 2000. Net sales for 2001 were favorably affected by higher worldwide shipments, selected selling price changes, and product mix. Higher worldwide shipments, including the introduction of new products, increased net sales by 10%. New products accounted for 19.6% of net sales in 2001. Selected selling price changes increased net sales by 3%, while favorable mix from premium priced products increased net sales by 2%. Translation of foreign currency sales to a stronger U.S. dollar reduced reported net sales by approximately 2%.

Net sales for the Americas in 2001 increased 12% compared to 2000. Higher shipment volume, primarily in the U.S. and Latin American markets, as well as for Amurol Confections, increased net sales for the Americas by 8%. Favorable product mix increased net sales 3%, due mainly to increased U.S. sales of Eclipse(R) and the introduction of Orbit(R). Net sales also increased 1% as a result of selected selling price increases.

International 2001 net sales increased by 13% as a result of growth in shipment volume, selected selling price changes and favorable product mix, partially offset by translation of foreign currencies to a stronger U.S. dollar. Unit volume increased net sales by 11% over 2000, due primarily to growth in China, Russia and numerous other international markets. Net sales were also favorably impacted by new product introductions across all regions. Selected selling price changes increased International net sales by 4%, while favorable mix from premium priced products both in Europe and Asia contributed 2% to International net sales growth. International net sales were reduced by 4% as a result of translation of foreign currencies, primarily in Europe and Australia, to a stronger U.S. dollar.

Cost of Sales and Gross Profit

In 2002, consolidated cost of sales increased $153,161, or 15% from 2001. Excluding the effect of foreign currency translation, the cost of sales increase was approximately 14% from 2001. Higher worldwide shipments increased cost of sales by 8%. Higher costs due to worldwide product mix increased cost of sales by 5%. Slightly higher worldwide product costs increased cost of sales by 1%. Consolidated gross profit in 2002 was $1,596,103, an increase of $191,738 or 14% from 2001. The consolidated gross profit margin on net sales was 58.1% for 2002, down 0.4 percentage points from the 2001 gross margin of 58.5%, mainly due to slightly higher product costs.

In 2001, consolidated cost of sales increased $92,788, or 10% from 2000. Excluding the effect of foreign currency translation, the cost of sales increase was approximately 13% from 2000. Higher worldwide shipments increased cost of sales by 10%. Higher costs due to worldwide product mix increased cost of sales by 3%. Consolidated gross profit in 2001 was $1,404,365, an increase of $182,517 or 15% from 2000. The consolidated gross profit margin on net sales was 58.5% for 2001, up 1 percentage point from the 2000 gross margin of 57.5%, mainly due to the combination of higher selling prices, favorable product mix and lower product costs.

Selling, General and Administrative Expenses

Consolidated 2002 selling, general and administrative (SG&A) expenses were $1,011,029, up $120,020 or 13% from 2001. Excluding the impact of foreign currency translation, consolidated selling, general and administrative expenses were up 12% in 2002. Higher brand support in the Americas, Europe and Pacific regions, including spending behind new and improved products increased SG&A by 5%. Higher selling and other marketing expenses to support growth in the U.S., Russia, China and other key markets increased SG&A by 3%. Finally, general and administrative expenses increased SG&A by 4%.

The increase included higher investment in new technology and research and development. Also contributing to the increase were approximately $10,000 in costs connected with the exploration of a business combination with Hershey Foods Corporation.

Consolidated 2001 SG&A expenses increased $132,404 or 17% from 2000. Excluding the effects of foreign currency translation, the increase was approximately 20% in 2001. Higher worldwide merchandising and consumer promotion expenditures, including spending to support new product launches, increased SG&A by 5%. Increases in advertising spending, primarily in Europe and Asia, increased SG&A by 3%. Selling and other marketing spending increases in the U.S., Russia, China, the U.K. and other key markets increased SG&A by 5%. Finally, higher worldwide general and administrative spending increased SG&A by 4%.

As a percentage of consolidated net sales, SG&A expenses were as follows:

	2002	2001	2000

Advertising	13.2%	13.7%	14.5%

Merchandising & Promotion	4.8%	4.8%	3.5%

Total Brand Support	18.0%	18.5%	18.0%

Selling and Other Marketing	9.9%	10.0%	9.4%

General and Administrative	8.9%	8.6%	8.3%

	36.8%	37.1%	35.7%
Investment Income

The Company earns investment income primarily from the cash and cash equivalent and short–term investment balances it maintains throughout the year. In 2002, consolidated investment income decreased $9,635 from 2001. The decrease reflected lower worldwide yields in 2002 and interest income received from a U.S. tax refund in the third quarter of 2001.

In 2001, consolidated investment income decreased $632 or 3% from 2000. The decrease was primarily due to lower worldwide yields, partially offset by interest income from a U.S. tax refund.
Other Expense
In 2002, other expense was $10,571, up $6,028 from 2001. The increase in expense was driven primarily by foreign currency transaction losses, mostly caused by a weaker U.S. dollar.
In 2001, other expense was $4,543, an increase of $1,427 from 2000. The change was driven primarily by foreign currency transaction losses in Europe.
Income Taxes

Income taxes in 2002 were $181,896, up $17,516 or 11% from 2001. The result is due primarily to an increase in pretax earnings of $56,055 or 11%. The consolidated effective income tax rate in 2002 was 31.2%.

Income taxes in 2001 were $164,380, up $14,010 or 9% from 2000. The result is due primarily to an increase in pretax earnings of $48,054 or 10%. The effective consolidated income tax rate in 2001 was 31.2%.

Net Earnings
Consolidated net earnings in 2002 totaled $401,525, up $38,539 or 11%. On a per share basis, net earnings increased $.17 or 11% from 2001.
Consolidated net earnings in 2001 increased $34,044 or 10%. On a per share basis, net earnings increased $.16 or 11% from 2000.
LIQUIDITY AND CAPITAL RESOURCES
Operating Cash Flow and Current Ratio

Net cash provided by operating activities in 2002 was $374,435 compared with $390,491 in 2001 and $448,283 in 2000. The decrease from 2001 is primarily due to pension and post–retirement plan contributions paid which increased $75,800 from 2001 and higher working capital requirements, mostly offset by increased earnings. The decrease in 2001 compared to 2000 was mainly due to higher working capital requirements as a result of increased sales in 2001, combined with working capital

Reductions in 2000. The Company had a current ratio (current assets divided by current liabilities) in excess of 2.6 to 1 at December 31, 2002 and in excess of 2.7 to 1 at December 31, 2001. The Company’s current ratio has decreased as a result of higher pension and post–retirement plan contributions in 2002.

Additions to Property, Plant and Equipment

Capital expenditures for 2002 were $216,872, an increase of $35,112 from the 2001 capital expenditures of $181,760. The increase was due primarily to spending in order to increase worldwide manufacturing capacity, including spending to support new product introductions and expenditures on the Company’s global enterprise resource planning (ERP) systems project. Capital expenditures for 2001 were $181,760, an increase of $56,692 from the 2000 capital expenditures of $125,068. The increase was due primarily to spending in order to increase worldwide manufacturing capacity and expenditures on the global ERP systems project. Additions to property, plant and equipment in 2003 are expected to be slightly lower than 2002 levels and are also planned to be funded from the Company’s cash flow from operations.

Share Repurchases

In 2002, the Company repurchased 527 shares totaling $27,759, including 483 shares totaling $25,504 under the Board of Directors authorized Share Repurchase Program and 44 shares totaling $2,255 under the shareholder approved Management Incentive Plan (MIP). At December 31, 2002, $89,258 remained unpurchased under the Share Repurchase Program. In 2001, the Company repurchased 744 shares totaling $36,432, including repurchases under the Board of Directors authorized Share Repurchase Program of 704 shares totaling $34,652, net of proceeds received from the sale of put options on Company stock. In 2001, the Company also repurchased 40 shares totaling $1,780 under the shareholder approved MIP.

Line of Credit

In September 2002, the Company renewed its $100 million, unsecured, line of credit. There were no borrowings under this line during 2002. Upon drawing on the line of credit, the Company has the option to elect a fixed or floating interest rate. The line of credit expires in September 2003.

Contractual Obligations

In its normal course of business, the Company enters into arrangements that obligate the Company to make future payments under contracts such as leases and unconditional purchase obligations. The Company enters into these arrangements in its normal course of business in order to ensure adequate levels of raw materials, office and warehousing space and machinery, equipment or services for significant capital projects. Of these items, capital leases, which total $5,149, are currently recognized as liabilities in the Company’s consolidated balance sheet at December 31, 2002. There were no capital lease obligations at December 31, 2001. Operating lease obligations and unconditional purchase obligations, which total $647,447 and are primarily related to normal anticipated raw material requirements for 2003, are not recognized as liabilities in the Company’s consolidated balance sheet in accordance with generally accepted accounting principles.

A summary of the Company’s contractual obligations at the end of 2002 is as follows:
		Payments due by period
Contractual Obligations	Total	Less than 1 Year	2–3 Years	4–5 Years	Thereafter

Capital lease obligations	$6,444	2,516	3,367	561	–––

Operating leases	35,467	10,269	13,042	5,999	6,157

Purchase obligations	611,980	536,594	75,319	67	–––

Total	$653,891	549,379	91,728	6,627	6,157

Additionally, the Company does not have any related party transactions that materially affect the Company’s results of operations, cash flows or financial condition.
17

OTHER MATTERS
Critical Accounting Policies and Estimates

The Company’s significant accounting policies are discussed in the notes to the consolidated financial statements. The application of certain of these policies requires significant judgments or an estimation process that can affect the results of operations, financial position and cash flows of the Company, as well as the related footnote disclosures. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company’s results of operations for the period in which the actual amounts become known. The accounting policies and estimates with the greatest potential to have a significant impact on the Company’s operating results, financial position, cash flows and footnote disclosures are as follows:

Allowance for Doubtful Accounts –– In the normal course of business, the Company extends credit to customers that satisfy pre–defined credit criteria. An allowance for doubtful accounts, which is reported as part of accounts receivable, is determined through an analysis of the aging of accounts receivable, assessments of collectibility based on historical trends and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of accounts receivable could differ from management’s estimates due to changes in future economic or industry conditions or specific customers’ financial condition.

Valuation of Long–lived Assets –– Long–lived assets, primarily property, plant and equipment, are reviewed for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Company’s balance sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, and economic conditions.

Pension and Other Post–Retirement Plan Benefits –– The Company sponsors pension and other post–retirement plans in various forms covering substantially all employees who meet eligibility requirements. Independent actuaries perform the required calculation to determine pension and other post–retirement plan expense, in accordance with accounting principles generally accepted in the U.S. Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future employee compensation increases and trends in healthcare costs. In addition, the Company also uses subjective actuarial assumptions such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may impact the amount of pension and post–retirement liability and expense recorded by the Company.

In 2003, the Company will decrease the long–term rate of return assumption for its domestic plan assets from 9.25% to 8.75%. The Company expects pension expenses to increase by approximately $11,000 in 2003 as a result of the change in rate of return assumption in 2003 and a decrease in discount rates in 2002 for the domestic and certain foreign pension plans.

Income Taxes –– Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. The Company, along with third–party advisers, periodically reviews assumptions and estimates of the Company’s probable tax obligations using historical experience in tax jurisdictions and informed judgments.

Euro Conversion

On January 1, 1999, the exchange rates of twelve countries (Germany, France, the Netherlands, Austria, Italy, Spain, Finland, Ireland, Belgium, Portugal, Greece and Luxembourg) were fixed among one another and became the currency of the euro. The currencies of the twelve countries remained in circulation until early 2002. The euro bills and coinage were introduced on January 1, 2002. In conjunction with the conversion process to the euro, the Company took steps to convert its information technology systems to handle the new currency, prepared for maintaining accounting, tax and other business records in the new currency and evaluated the ability of all significant vendors and customers to accurately convert to the euro. The introduction and use of the euro has not had a material effect on the Company’s foreign operations, foreign exchange practices, or hedging and cash management activities. Additionally, the introduction of the euro currency did not have a materially adverse impact on the Company’s consolidated financial condition, cash flows or results of operations.

Market Risk

Inherent in the Company’s operations are certain risks related to changes in foreign currency exchange rates, interest rates, and the equity markets. Changes in these factors could cause fluctuations in the Company’s net earnings and cash flows. In the normal course of business, the Company identifies these risks and mitigates their financial impact through its corporate policies and hedging activities. The Company’s hedging activities include the use of derivative financial instruments. The Company uses derivatives only where there is an underlying exposure and does not use them for trading or speculative purposes. The counter parties to the hedging activities are highly rated financial institutions. Additional information regarding the Company’s use of derivative financial instruments is included in the notes to the consolidated financial statements. The Company has determined that movements in market values of financial instruments used to mitigate identified risks are not expected to have a material impact on future earnings, cash flows, or reported fair values.

Forward–Looking Statements

Statements contained in this report may be considered to be forward–looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward–looking statements. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements to comply with the safe harbor under the Act. The Company notes that a variety of factors could cause actual results to differ materially from the anticipated results or expectations expressed in these forward–looking statements.

Important factors that may influence the operations, performance, development and results of the Company’s business include global and local business and economic conditions; currency exchange and interest rates; ingredient, labor, and other operating costs; insufficient or under–utilization of manufacturing capacity; destruction of all or part of manufacturing facilities; labor strikes or unrest; political or economic instability in local markets; war or acts of terrorism; competition and other industry trends; retention of preferred retail space; effectiveness of marketing campaigns or new product introductions; consumer preferences, spending patterns, and demographic trends; legislation and governmental regulation; and accounting policies and practices.

We caution the reader that the list of factors may not be exhaustive. The Company undertakes no obligation to update any forward–looking statement, whether as a result of new information, future events, or otherwise.

Q U A R T E R L Y D A T A

In thousands of dollars except per share amounts

CONSOLIDATED RESULTS

	Net Sales	Cost of Sales	Net Earnings	Net Earnings Per Share

2002

First Quarter	$599,026	249,399	85,332.38

Second Quarter	708,467	286,854	109,967.49

Third Quarter	699,511	292,341	98,464.44

Fourth Quarter	739,314	321,621	107,762.48

Total	$2,746,318	1,150,215	401,525	1.78

2001

First Quarter	$556,212	228,395	81,530.36

Second Quarter	617,640	251,096	100,033.44

Third Quarter	589,611	247,448	91,507.41

Fourth Quarter	637,956	270,115	89,916.40

Total	$2,401,419	997,054	362,986	1.61

MARKET PRICES

Although there is no established public trading market for the Class B Common Stock, these shares are at all times convertible into shares of Common Stock on a one–for–one basis and are entitled to identical dividend payments.

The Common Stock of the Company is listed and traded on the New York and Chicago Stock Exchanges. The table below presents the high and low sales prices for the two most recent years on the New York Stock Exchange.

	2002 High	2002 Low	2001 High	2001 Low

First Quarter	$56.90	49.89	48.44	42.94

Second Quarter	58.90	52.50	49.70	44.41

Third Quarter	56.84	44.21	52.00	46.55

Fourth Quarter	56.03	49.25	53.30	48.02

DIVIDENDS

The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class B Common Stock for the two most recent years. Dividends declared in a quarter are paid in the following quarter.

	2002	2001

First Quarter	$.205	.190

Second Quarter	.205	.190

Third Quarter	.205	.190

Fourth Quarter	.205	.190

Total	$.820	.760

SELECTED FINANCIAL DATA

In thousands of dollars and shares except per share amounts, stockholders of record and employees

	2002	2001	2000	1999

OPERATING DATA

Net Sales	$2,746,318	2,401,419	2,126,114	2,045,227
Cost of Sales	1,150,215	997,054	904,266	904,183
Income Taxes	181,896	164,380	150,370	136,247
Earnings before cumulative effect of accounting changes in 1992*	401,525	362,986	328,942	308,183
Per Share of Common Stock (basic and diluted)	1.78	1.61	1.45	1.33
Net Earnings	401,525	362,986	328,942	308,183
Per Share of Common Stock (basic and diluted)	1.78	1.61	1.45	1.33
Dividends Paid	181,232	167,922	159,138	153,812
Per Share of Common Stock As a Percent of Net Earnings	.805 45%	.745 46%	.701 48%	.664 50%
Dividends Declared Per Share of Common Stock	..820	..760	..701	..740
Average Shares Outstanding	225,145	225,349	227,037	231,722

OTHER FINANCIAL DATA

Net Property, Plant and Equipment	$836,110	684,379	607,034	559,140
Total Assets	2,108,296	1,777,793	1,574,740	1,547,745
Working Capital	620,205	581,519	540,505	551,921
Stockholders’ Equity	1,522,576	1,276,197	1,132,897	1,138,775
Return on Average Equity	28.7%	30.1%	29.0%	26.8%
Stockholders of Record at Close of Year	40,534	38,701	37,781	38,626
Employees at Close of Year	11,250	10,800	9,800	9,300
Market Price of Stock High Low	58.90 44.21	53.30 42.94	48.31 29.94	50.31 33.25

*

(includes amounts related to factory closure – net gain of $6,763 or $.03 per share in 1998, and net costs of $2,145 or $.01 per share and $12,990 or $.06 per share in 1997 and 1996, respectively; and nonrecurring net gain on sale of Singapore property in 1994 of $24,766 or $.11 per share)

22

1998	1997	1996	1995	1994	1993	1992

1,990,286	1,923,963	1,835,987	1,754,931	1,596,551	1,428,504	1,286,921
894,988	892,751	859,414	820,478	737,239	653,687	606,263
136,378	122,614	128,840	126,492	122,746	103,944	83,730
304,501	271,626	230,272	223,739	230,533	174,891	148,573
1.31	1.17	..99	..96	..99	..75	..63
304,501	271,626	230,272	223,739	230,533	174,891	141,295
1.31	1.17	..99	..96	..99	..75	..60
150,835	135,680	118,308	111,401	104,694	87,344	72,511
.650 50%	.585 50%	.510 51%	.480 50%	.450 45%	.375 50%	.310 51%
..655	..595	..510	..495	..470	..375	..315
231,928	231,928	231,966	232,132	232,716	233,022	234,110

520,090	430,474	388,149	347,491	289,420	239,868	222,137
1,520,855	1,343,126	1,233,543	1,099,219	978,834	815,324	711,372
624,546	571,857	511,272	458,683	413,414	343,132	299,149
1,157,032	985,379	897,431	796,852	688,470	575,182	498,935
28.4%	28.9%	27.2%	30.1%	36.5%	32.6%	29.4%
38,052	36,587	34,951	28,959	24,078	18,567	14,546
9,200	8,200	7,800	7,300	7,000	6,700	6,400
52.16 35.47	41.03 27.28	31.44 24.19	27.00 21.44	26.94 19.06	23.06 14.75	19.94 11.06

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
Chicago, Illinois January 23, 2003

REPORT OF INDEPENDENT AUDITORS
To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company:

We have audited the accompanying consolidated balance sheets of the Wm. Wrigley Jr. Company and associated companies (the "Company") at December 31, 2002 and 2001 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP
Chicago, Illinois January 23, 2003

CONSOLIDATED STATEMENT OF EARNINGS

In thousands of dollars except per share amounts

	2002	2001	2000

E A R N I N G S

Net sales	$2,746,318	2,401,419	2,126,114
Cost of sales	1,150,215	997,054	904,266

Gross profit	1,596,103	1,404,365	1,221,848
Selling, general and administrative expense	1,011,029	891,009	758,605

Operating income	585,074	513,356	463,243
Investment income	8,918	18,553	19,185
Other expense	(10,571)	(4,543)	(3,116)

Earnings before income taxes	583,421	527,366	479,312
Income taxes	181,896	164,380	150,370

Net earnings	$401,525	362,986	328,942

PER SHARE AMOUNTS

Net earnings per share of Common Stock (basic and diluted)	$1.78	1.61	1.45

Dividends paid per share of Common Stock	.805	.745	.701

See accompanying accounting policies and notes.

CONSOLIDATED BALANCE SHEET

In thousands of dollars

	2002	2001

A S S E T S
Current assets:
Cash and cash equivalents	$279,276	307,785
Short–term investments, at amortized cost	25,621	25,450
Accounts receivable (less allowance for doubtful accounts: 2002–$5,850; 2001–$7,712	312,919	239,885
Inventories
Finished goods	88,583	75,693
Raw materials and supplies	232,613	203,288

	321,196	278,981

Other current assets	47,720	46,896
Deferred income taxes – current	19,560	14,846

Total current assets	1,006,292	913,843
Marketable equity securities, at fair value	19,411	25,300
Deferred charges and other assets	213,483	124,666
Deferred income taxes – noncurrent	33,000	29,605
Property, plant and equipment, at cost: Land Buildings and building equipment Machinery and equipment	48,968 393,780 1,049,001	39,933 359,109 857,054

	1,491,749	1,256,096

Less accumulated depreciation	655,639	571,717

Net property, plant and equipment	836,110	684,379

TOTAL ASSETS	$2,108,296	1,777,793

In thousands of dollars and shares
	2002	2001

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$97,705	91,397
Accrued expenses	172,137	128,264
Dividends payable	46,137	42,741
Income and other taxes payable	66,893	68,467
Deferred income taxes – current	3,215	1,455

Total current liabilities	386,087	332,324
Deferred incomes taxes – noncurrent	70,589	46,430
Other noncurrent liabilities	129,044	122,842
Stockholders’ equity: Preferred Stock – no par value Authorized: 20,000 shares Issued: None
Common Stock – no par value Common Stock Authorized: 400,000 shares Issued: 2002 – 190,898 shares; 2001 – 189,800 shares	12,719	12,646
Class B Common Stock – convertible Authorized: 80,000 shares Issued and outstanding: 2002 – 41,543 shares; 2001 – 42,641 shares	2,777	2,850
Additional paid–in capital	4,209	1,153
Retained earnings	1,902,990	1,684,337
Common Stock in treasury at cost (2002 – 7,385 shares; 2001 – 7,491 shares)	(297,156)	(289,799)
Accumulated other comprehensive income: Foreign currency translation adjustment	(112,303)	(149,310)
Gain (loss) on derivative contracts	(853)	46
Unrealized holding gains on marketable equity securities	10,193	14,274

	(102,963)	(134,990)

Total stockholders’ equity	1,522,576	1,276,197

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,108,296	1,777,793

See accompanying accounting policies and notes.
27

CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands of dollars
	2002	2001	2000

OPERATING ACTIVITIES
Net earnings	$401,525	362,986	328,942
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	85,568	68,326	57,880
Loss on sales of property, plant and equipment	1,014	2,910	778
(Increase) Decrease in: Accounts receivable	(55,288)	(53,162)	(18,483)
Inventories	(31,858)	(29,487)	(2,812)
Other current assets	1,304	(8,079)	199
Deferred charges and other assets	(78,585)	(15,852)	30,408
Increase (Decrease) in: Accounts payable	756	20,537	12,988
Accrued expenses	33,416	16,360	18,015
Income and other taxes payable	(3,715)	9,565	14,670
Deferred income taxes	19,082	5,570	2,546
Other noncurrent liabilities	1,216	10,817	3,152

Net cash provided by operating activities	374,435	390,491	448,283

INVESTING ACTIVITIES
Additions to property, plant and equipment	(216,872)	(181,760)	(125,068)
Proceeds from property retirements	5,017	2,376	1,128
Purchases of short–term investments	(41,177)	(24,448)	(125,728)
Maturities of short–term investments	44,858	26,835	115,007

Net cash used in investing activities	(208,174)	(176,997)	(134,661)

FINANCING ACTIVITIES
Dividends paid	(181,232)	(167,922)	(159,138)
Common Stock purchased, net	(16,402)	(34,173)	(131,765)

Net cash used in financing activities	(197,634)	(202,095)	(290,903)
Effect of exchange rate changes on cash and cash equivalents	2,864	(4,213)	(10,506)

Net increase (decrease) in cash and cash equivalents	(28,509)	7,186	12,213
Cash and cash equivalents at beginning of year	307,785	300,599	288,386

Cash and cash equivalents at end of year	$279,276	307,785	300,599

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$173,010	146,858	136,311

Interest paid	$1,636	1,101	749

Interest and dividends received	$8,974	18,570	19,243

See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
In thousand of dollars and shares
	Common Shares Outstanding	Common Stock	Class B Common Stock	Additional Paid–in Capital	Retained Earnings	Common Stock In Treasury	Other Comprehen–sive Income	Stock– holders’ Equity

BALANCE DECEMBER 31, 1999	181,764	$12,481	3,015	273	1,322,137	(125,712)	(73,419)	1,138,775

Net earnings					328,942			328,942
Other comprehensive income: Foreign currency translation adjustments							(36,095)	(36,095)
Unrealized holding loss on marketable equity securities, net of $5,166 tax							(9,500)	(9,500)

Total comprehensive income								283,347
Dividends to shareholders					(158,532)			(158,532)
Treasury share purchases	(3,535)					(131,765)		(131,765)
Stock awards granted	67			73		999		1,072
Conversion from Class B Common to Common	1,155	77	(77)					––
BALANCE DECEMBER 31, 2000	181,451	$12,558	2,938	346	1,492,547	(256,478)	(119,014)	1,132,897

Net earnings					362,986			362,986
Other comprehensive income: Foreign currency translation adjustments							(12,945)	(12,945)
Unrealized holding loss on marketable equity securities, net of $1,655 tax							(3,077)	(3,077)
Gain on derivative contracts, net of $21 tax							46	46

Total comprehensive income								347,010
Dividends to shareholders					(171,196)			(171,196)
Treasury share purchases	(744)					(36,432)		(36,432)
Options exercised and stock awards granted	170			807		3,111		3,918
Conversion from Class B Common to Common	1,432	88	(88)					–––
BALANCE DECEMBER 31, 2001	182,309	$12,646	2,850	1,153	1,684,337	(289,799)	(134,990)	1,276,197

Net earnings					401,525			401,525
Other comprehensive income: Foreign currency translation adjustments							37,007	37,007
Unrealized holding loss on marketable equity securities, net of $2,150 tax							(4,081)	(4,081)
Loss on derivative contracts, net of $363 tax							(899)	(899)

Total comprehensive income								433,552
Dividends to shareholders					(184,628)			(184,628)
Treasury share purchases	(527)					(27,759)		(27,759)
Options exercised and stock awards granted	633			1,676		20,402		22,078
Tax benefit related to stock options exercised				1,380				1,380
Conversion from Class B Common to Common	1,098	73	(73)
ESOP tax benefit					1,756			1,756

BALANCE DECEMBER 31, 2002	183,513	$12,719	2,777	4,209	1,902,990	(297,156)	(102,963)	1,522,576

See accompanying accounting policies and notes.
29

ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollar and share amounts in thousands except per share figures
DESCRIPTION OF BUSINESS

The principal business of the Wm. Wrigley Jr. Company is manufacturing and selling chewing gum and other confectionery products worldwide. All other businesses constitute less than 10% of combined revenues, operating income and identifiable assets.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Wm. Wrigley Jr. Company and its associated companies (the Company). Intercompany balances and transactions have been eliminated. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues, expenses and certain financial statement disclosures. Actual results may vary from those estimates. Additionally, certain amounts reported in 2000 and 2001 have been reclassified to conform to the 2002 presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Recently Adopted Accounting Policies

On January 1, 2002, the Company adopted the accounting rules under Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other intangible assets will continue to be amortized for their useful lives. During 2002, the Company performed the required impairment tests of goodwill and indefinite lived intangible assets. There was no impairment recognized as a result of these tests.

In the first quarter 2002, the Company adopted the accounting rules for Emerging Issues Task Force Issue No. 00–14, "Accounting for Certain Sales Incentives" and No. 00–25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products" ("Issues"), as codified by Issue No. 01–09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products." In adopting these accounting rules, the Company began reporting cash consideration given in connection with certain consumer and trade sales promotions such as coupon redemptions, in–store display incentives, co–operative advertising and new product introduction fees, as deductions from sales rather than as selling, general and administrative expense. The consumer and trade sales promotions applicable to these Issues totaled $41,034, $28,227 and $19,592 for 2002, 2001 and 2000, respectively. The consumer and trade sales promotions applicable to these Issues are reflected in net sales for all periods. Adoption of the accounting rules had no impact on the Company’s financial position or net earnings.

The Company also adopted SFAS 148, "Accounting for Stock–Based Compensation – Transition and Disclosure" as of December 31, 2002. This Statement amends SFAS No. 123, "Accounting for Stock–Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock–based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock–based employee compensation and the effect of the method used on reported results. A discussion of the Company’s accounting policy and the required disclosures under SFAS 148 are included in the Stock–Based Compensation accounting policy note on page 31.

Cash and Cash Equivalents
The Company considers all highly–liquid investments with original maturity of three months or less to be cash equivalents.
Inventories

Inventories are valued at cost on a last–in, first–out (LIFO) basis for U.S. companies and at the lower of cost (principally first–in, first–out basis) or market for international associated companies. Inventories totaled $321,196 and $278,981 at December 31, 2002 and 2001, respectively, including $137,367 and $114,201, respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $15,710 and $10,513 higher than reported at December 31, 2002 and 2001, respectively.

Derivative Financial Instruments

The Company accounts for all derivatives in accordance with SFAS 133, "Accounting for Derivatives and Hedging Activities", as amended. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period.

Property, Plant and Equipment

Land, building and equipment are recorded at cost. Depreciation is provided primarily by the straight–line method over the estimated useful lives of the respective assets: buildings and building equipment – 12 to 50 years; machinery and equipment – 3 to 20 years. Expenditures for new property, plant and equipment and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When property is retired or otherwise disposed, the cost and related depreciation are removed from the accounts and any related gains or losses are included in net earnings.

Impairment of Long–Lived Assets

The Company reviews long–lived assets on at least an annual basis to determine if there are indicators of impairment. When indicators of impairment are present, the Company evaluates the carrying value of the long–lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company adjusts the net book value of the underlying assets if the sum of the expected future cash flows is less than book value.

Foreign Currency Translation

The Company has determined that the functional currency for each associated company, except for certain Eastern European entities, is its local currency. As some Eastern European entities operate in economies which are considered to be highly inflationary, their functional currency is the U.S. dollar.

The Company translates the results of operations of its foreign associated companies at the average exchange rates during the respective periods. Foreign–currency denominated assets and liabilities are translated into U.S. dollars at exchange rates in effect at the respective balance sheet dates resulting in foreign currency translation adjustments. Foreign currency translation adjustments are recorded as a separate component of Accumulated Other Comprehensive Income within stockholder’s equity.

Revenue Recognition
Revenue from product sales is recognized when the goods are shipped.
Distribution Costs
The Company classifies distribution costs, including shipping and handling costs, in cost of sales.
Advertising
The Company expenses all advertising costs in the year incurred. Advertising expense was $362,548 in 2002, $328,346 in 2001 and $308,446 in 2000.
Stock–Based Compensation

The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock–based compensation plans. APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock–Based Compensation" to stock–based compensation plans.

Year Ended December 31	2002	2001	2000

Net earnings as reported	$401,525	362,986	328,942
Add: Stock–based compensation expense included in earnings, net of tax	6,514	5,277	4,354
Deduct: Total stock–based compensation expense determined under fair value method for all awards, net of tax	$17,933	12,626	8,223

Pro forma net earnings	$390,106	355,637	325,073

Pro forma basic and diluted earnings per share
As reported	$1.78	1.61	1.45
Pro forma	$1.73	1.58	1.43

The Company’s stock–based compensation plans are discussed further on page 34.

Income Taxes

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on the portion of the income of foreign associated companies that is expected to be remitted to the U.S. and be taxable.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

The Company’s investments in debt securities, which typically mature in one year or less, are held to maturity and are valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 2002 and December 31, 2001 were, respectively, $24,370 and $13,206 for municipal securities, and $1,251 and $12,244 for other debt securities. The average yields of municipal securities held at December 31, 2002 and December 31, 2001 were 1.85% and 3.19%, respectively.

The Company’s investments in marketable equity securities are held for an indefinite period. Application of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," resulted in unrealized holding gains of $15,681 at December 31, 2002 and $21,912 at December 31, 2001. Unrealized holding gains, net of the related tax effect, of $10,193 and $14,274 at December 31, 2002 and 2001, respectively, are included as components of Accumulated Other Comprehensive Income in stockholders’ equity.

DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets included prepaid pension assets of $82,200 and $13,700 and deferred compensation assets of approximately $47,900 and $32,400 at December 31, 2002 and 2001, respectively.

ACCRUED EXPENSES
Accrued expenses at December 31, 2002 and 2001 included $55,160 and $41,725 of payroll expenses, respectively.
LINE OF CREDIT

In September 2002, the Company renewed its $100 million, unsecured, line of credit. There were no borrowings under this line during 2002. Upon drawing on the line of credit, the Company has the option to elect a fixed or floating interest rate. The line of credit expires in September 2003.

OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities at December 31, 2002, included liabilities for approximately $70,400 of deferred compensation and $5,600 for post–retirement benefits. At December 31, 2001, they included liabilities for approximately $59,400 of deferred compensation and $13,400 for post–retirement benefits.

FINANCIAL INSTRUMENTS
Derivative Financial Instruments And Hedging Activities

The Company enters into forward exchange contracts and purchases currency options to hedge against foreign currency exposures of forecasted purchase and sales transactions between associated companies and purchases with outside vendors. In addition, the Company enters into forward exchange contracts and purchases currency options to hedge the foreign currency exposures of forecasted future royalty payments from, and net investments in, associated companies. The Company generally hedges forecasted transactions over a period of twelve months or less.

On the date a derivative contract is entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability (a fair value hedge), (2) a hedge of a forecasted transaction (a cash flow hedge), or (3) a hedge of a net investment in a foreign operation (a net investment hedge). The Company formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges to specific assets, liabilities or forecasted transactions. The Company also formally assesses both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting.

For fair value hedges, the effective portion of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings. For cash flow hedges, the effective portion of the changes in the fair value of a derivative is recorded in Accumulated Other Comprehensive Income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, generally within the next twelve months. For net investment hedges, the effective portion of the change in the fair value of derivatives used as a net investment hedge of a foreign operation is recorded in Foreign Currency Translation Adjustment.

The ineffective portion of the change in fair value of any derivative designated as a hedge is immediately recognized in earnings. Ineffectiveness recognized during 2002 and 2001 was immaterial.

At December 31, 2002, open foreign exchange contracts for a number of currencies, primarily the Euro, British pounds and U.S. dollars, maturing at various dates through December 2003, had an aggregate notional amount of $304,937. The notional amount of open foreign exchange contracts at December 31, 2001 aggregated $77,108. The fair values of open foreign exchange contracts and currency options, as determined by bank quotes, were a $2,328 loss recorded in current liabilities and a $41 gain recorded in other current assets at December 31, 2002 and 2001, respectively.

Fair Value of Other Financial Instruments
The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. Marketable equity securities are carried at fair value.
COMMON STOCK

In addition to its Common Stock, the Company has Class B Common Stock outstanding. Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition, and convertible at any time into one share of Common Stock.

Additional paid–in capital primarily represents the excess of fair market value of Common Stock issued from treasury on the date the shares of stock were awarded over the average acquisition cost of the shares.

Treasury Stock may be acquired for the Company’s Management Incentive Plan (MIP) or under the Share Repurchase Program resolution adopted by the Board of Directors. On August 18, 1993, the Board of Directors authorized a Share Repurchase Program to purchase up to $100,000 of shares in the open market. On October 27, 1999, and October 25, 2000, the Company’s Board of Directors authorized additional share repurchases of $200,000 and $100,000, respectively.

During 2002, 2001 and 2000, the Company purchased 483 shares, 704 shares and 3,535 shares at an aggregate price of $25,504, $34,652, and $131,765, respectively, under the Board of Director authorizations. No shares were repurchased prior to 1999 under the 1993 authority.

In May 2001, the Company’s Board of Directors approved a Stockholder Rights Plan. Under the Rights Plan, each holder of Common Stock and Class B Common Stock at the close of business on June 6, 2001, automatically received a distribution of one Right for each share of Common Stock or Class B Common Stock held. Each Right entitles the holder to purchase one one–thousandth of a share of Series A Junior Participating Preferred Stock for $250. The Rights will trade along with, and not separately from, the shares of Common Stock and Class B Common Stock unless they become exercisable. The Rights become exercisable, and they will separate, become tradable, and entitle stockholders to buy common stock if any person or group ("Acquiring Person") becomes the beneficial owner of, or announces a tender or exchange offer for, 15% or more of the Company’s Common Stock. In such event, all Rights, except for those held by the Acquiring Person, become Rights to purchase $500 worth of Common Stock for $250, unless redeemed by the Board of Directors. In case of a subsequent merger or other acquisition of the Company after the Rights become exercisable, holders of Rights other than the Acquiring Person may purchase shares of the acquiring entity at a 50% discount. The Rights will expire on June 6, 2011, unless redeemed earlier, or renewed by the Company’s Board of Directors.

At December 31, 2002, there were authorized 20 million shares of preferred stock with no par value, of which 1 million Series A Junior Participating Preferred shares were reserved for issuance upon exercise of the Rights.

STOCK–BASED COMPENSATION PLANS

On March 5, 1997, stockholders approved the Company’s MIP, as amended by the stockholders on March 5, 2002. The MIP was designed to provide key employees the opportunity to participate in the long–term growth and profitability of the Company through cash and equity–based incentives. The MIP authorizes the granting of up to 20,000 shares of the Company’s new or reissued Common Stock. In accordance with the MIP, shares of Wrigley stock or deferral share units may be granted under the Wrigley Stock Option program or awarded under the Long–Term Stock Grant and Stock Award programs. Deferral share units are also awarded to non–employee directors. Options outstanding have been granted at prices which are equal to the fair market value of the stock on the date of grant. In general, options vest over a four–year period and expire ten years from the date of grant.

The status of the Company’s Stock Option program is summarized as follows:

	Number of Shares	Weighted– Average Exercise Price

Outstanding at December 31, 1999	1,078,000	$43.01
Granted	1,657,000	37.53
Exercised	–––	–––
Cancelled	(36,000)	40.27

Outstanding at December 31, 2000	2,699,000	$39.68
Granted	2,063,700	48.20
Exercised	(59,250)	38.99
Cancelled	(56,750)	41.67

Outstanding at December 31, 2001	4,646,700	$43.45
Granted	2,005,000	57.01
Exercised	(316,425)	40.99
Cancelled	(58,950)	48.77

Outstanding at December 31, 2002	6,276,325	$47.85

The following table summarizes key information about stock options at December 31, 2002:

	OUTSTANDING STOCK OPTIONS			EXERCISABLE STOCK OPTIONS
Range of Exercise Prices	Shares	Weighted–Average Remaining Contractual Life	Weighted– Average Exercise Price	Shares	Weighted– Average Exercise Price

$32.03	40,000	7.3	32.03	40,000	32.03
$36.81–43.78	2,248,875	7.1	39.74	1,328,188	40.24
$45.28–51.22	2,059,450	8.5	48.23	528,180	48.04
$52.55–58.14	1,928,000	9.4	57.24	–––	–––

As the exercise price equaled the fair market value on the date of grant, no compensation expense has been recognized for the Wrigley Stock Option program. The impact to net earnings and earnings per share had compensation expense for the Company’s stock–based compensation plans been determined based on fair value, consistent with SFAS No. 123, is reflected in the Summary of Significant Accounting Policies note on page 31.

In determining compensation expense under SFAS No. 123, the fair value of each option on the date of grant is estimated using the Black–Scholes option–pricing model. The weighted average fair value of each option granted using the model was $15.61, $13.98, and $11.59 in 2002, 2001 and 2000, respectively.

The table below summarizes the key assumptions used to calculate the fair value:

	Interest Rate	Dividend Yield	Expected Volatility	Expected Life

2002	4.86%	1.44%	22.3%	6 years
2001	5.85%	1.56%	23.8%	6 years
2000	4.75%	1.60%	24.6%	6 years

The fair value of other stock–based compensation plans calculated in accordance with SFAS No. 123 was not significantly different from the amounts reported under APB No. 25.

INCOME TAXES
Income taxes are based on pre–tax earnings which are distributed geographically as follows:
	2002	2001	2000

Domestic	$161,646	130,140	139,086
Foreign	421,775	397,226	340,226

	$583,421	527,366	479,312

Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 2002, 2001, and 2000 to the reported provision for income taxes is as follows:
	2002	2001	2000

Provision at U.S. Federal Statutory Rate	$204,197	184,578	167,759
State Taxes – Net	4,922	4,401	5,351
Foreign Tax Rates	(27,045)	(23,832)	(19,546)
Tax Credits (principally foreign)	(2,438)	(1,400)	(1,675)
Other – Net	2,260	633	(1,519)

	$181,896	164,380	150,370

The components of the provision for income taxes for 2002, 2001, and 2000 are:
	Current	Deferred	Total

2002
Federal Foreign State	$21,401 135,901 6,786	16,113 908 787	37,514 136,809 7,573

	$164,088	17,808	181,896
2001
Federal Foreign State	$30,142 121,137 6,770	2,384 2,704 1,243	32,526 123,841 8,013

	$158,049	6,331	164,380
2000
Federal Foreign State	$30,704 109,184 7,954	961 2,170 (603)	31,665 111,354 7,351

	$147,842	2,528	150,370

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of net deferred tax balances are as follows:

	2002		2001

Accrued Compensation, Pension and Post–retirement Benefits	$15,493		26,419
Depreciation	(28,888)		(21,898)
Unrealized Holding Gains	(5,488)		(7,638)
All Other–Net	(2,361)		(317)

Net Deferred Tax Liability	$(21,244)		(3,434)

Balance sheet classifications of deferred taxes are as follows:
	2002		2001

Deferred Tax Asset Current Noncurrent	$19,560 33,000		14,846 29,605
Deferred Tax Liability Current Noncurrent	(3,215) (70,589)		(1,455) (46,430)

Net Deferred Tax Liability	$(21,244)		(3,434)

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $631,920 of undistributed earnings of international associated companies at December 31, 2002. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. Tax on such potential distributions would be substantially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $99,879 of deferred income taxes would be provided.

PENSION AND OTHER POST–RETIREMENT PLANS

The Company maintains non–contributory defined benefit pension plans covering substantially all of its employees in the U.S. and at certain international associated companies. Retirement benefits are a function of years of service and the level of compensation generally for the highest three consecutive salary years occurring within ten years prior to an employee’s retirement date depending on the plan. The Company’s policy is to fund within ERISA or other statutory limits to provide benefits earned to date and expected to be earned in the future.

To the extent that an individual’s annual pension benefit under the plan exceeds the limitations imposed by the Internal Revenue Code of 1986, as amended, and the regulations thereunder, such excess benefits may be paid from the Company’s non–qualified, unfunded, noncontributory supplemental retirement plan.

Domestic plan assets consist primarily of marketable equity and fixed income securities. Plan assets for international associated companies consist primarily of marketable equity and fixed income securities, and contracts with insurance companies.

In addition, the Company maintains certain post–retirement plans which provide limited health care benefits on a contributory basis and life insurance benefits in the U.S. and at certain international associated companies. The cost of these post–retirement benefits is provided during the employee’s active working career.

The funded status of the defined benefit plans and post–retirement benefit plans were as follows:

	Defined Benefits Plans		Post–Retirement Benefit Plans
	2002	2001	2002	2001

Change in Benefit Obligation
Benefit Obligation at Beginning of Year	$385,500	342,000	$33,600	27,100
Service Cost	13,600	11,300	1,400	1,000
Interest Cost	27,200	25,000	2,600	2,100
Plan Participants’ Contributions	400	300	–––	–––
Actuarial Loss	18,100	28,100	6,300	5,600
Foreign Currency Exchange	8,900	(2,900)	–––	–––
Other	(200)	300	–––	–––
Benefits Paid	(18,800)	(18,600)	(2,400)	(2,200)

Benefit Obligation at End of Year	$434,700	385,500	$41,500	33,600

Change in Plan Assets
Fair Value at Beginning of Year	$343,600	370,900	$13,700	13,000
Actual Return on Plan Assets	(30,400)	(13,000)	(3,000)	(1,900)
Employer Contribution	77,700	8,100	11,000	4,800
Plan Participants’ Contributions	400	–––	–––	–––
Foreign Currency Exchange	8,300	(3,600)	–––	–––
Other	(400)	(200)	–––	–––
Benefits Paid	(18,800)	(18,600)	(2,400)	(2,200)

Fair Value at End of Year	$380,400	343,600	$19,300	13,700

Funded (Underfunded) Status of the Plan	$(54,300)	(41,900)	$(22,200)	(19,900)
Unrecognized Net Actuarial Loss	127,900	47,200	16,600	6,500
Unrecognized Prior Service Costs	5,100	5,500	–––	–––
Unrecognized Transition Asset	(2,800)	(3,400)	–––	–––

Prepaid (Accrued) Benefit Cost	$75,900	7,400	$(5,600)	(13,400)

The following table provides amounts recognized in the balance sheet as December 31:

	Defined Benefit Plans			Post–Retirement Benefit Plans
	2002	2001		2002	2001

Prepaid Benefit Cost	$82,200	13,700	$	–––	–––
Accrued Benefit Liability	(6,300)	(6,300)		(5,600)	(13,400)

Net Amount Recognized	$75,900	7,400		$(5,600)	(13,400)

The Company’s qualified plans have plan assets in excess of the accumulated benefit obligation. The Company’s non–qualified, unfunded, noncontributory supplemental retirement plan has a projected benefit obligation of $6,000 and $5,800 and an accumulated benefit obligation of $5,200 and $5,500 at December 31, 2002 and 2001, respectively.

The components of net pension and net periodic post–retirement benefit costs are as follows:

	Defined Benefit Plans			Post–Retirement Benefit Plans
	2002	2001	2000	2002	2001	2000

Service Cost	$13,600	11,300	11,100	$1,400	1,000	900
Interest Cost	27,200	25,000	24,200	2,600	2,100	2,000
Expected Return on Plan Assets	(29,600)	(31,700)	(33,200)	(1,200)	(1,100)	(1,200)
Amortization of Unrecognized Transition Assets	(700)	(900)	(900)	–––	–––	–––
Prior Service Costs Recognized	600	1,700	1,700	–––	–––	–––
Recognized Net Actuarial Loss/(Gain)	700	–––	(1,900)	400	(200)	(200)
Other Pension Plans	4,700	3,600	4,000	–––	–––	–––

Net Periodic Benefit Cost	$16,500	9,000	5,000	$3,200	1,800	1,500

Assumptions at the end of the year for the Company’s defined benefit and post–retirement benefit plan are as follows:

	Defined Benefit Plans			Post–Retirement Benefit Plans
	2002	2001	2000	2002	2001	2000

Discount Rate Domestic Foreign	6.75% 5.50–6.75%	7.25% 6.00–6.75%	7.75% 6.00–7.25%	6.75% 6.75%	7.25% 7.25%	7.75% 7.75%

Long–term Rates of Return on Plan Assets Domestic Foreign	9.25% 6.50–7.50%	9.25% 6.50–7.50%	9.25% 6.50–7.50%	9.25% –––	9.00% –––	9.00% –––

Rates of Increase in Compensation Levels Domestic Foreign	4.25% 3.00–4.00%	4.75% 3.00–4.00%	4.75% 3.00–4.00%	––– –––	––– –––	––– –––

A 10% annual rate of increase in the per capita cost of covered post–retirement benefits was assumed for 2003. The rate was assumed to decrease gradually to 5% for 2008 and remain at that level thereafter.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

			1% INCREASE	1% DECREASE

Effect on Post–retirement Benefit Obligation			3,200	(2,800)
Effect on Total of Service and Interest Cost Components			400	(400)

In addition to the defined benefit plans and post–retirement benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at certain international associated companies. The plans cover full time employee and provide for contributions between 3% and 5% of salary. The Company’s expense for the defined contribution plans totaled $5,694, $4,852, and $4,535 in 2002, 2001 and 2000, respectively.

Additionally, on January 1, 2002, the Company formed an Employee Stock Ownership Plan (ESOP) within the defined contribution plan for U.S. based employees. The primary purpose of the ESOP is to acquire and hold Wrigley shares credited to Wrigley Savings Plan participants’ accounts as a result of employee contributions and Company matching program contributions. Company matching program contributions may be in the form of cash, treasury shares or authorized, unissued shares. The ESOP is a non–leveraged plan and all shares held are allocated to plan participants. Dividends on Company shares held by the ESOP are charged to retained earnings. The number of shares held by the ESOP at December 31, 2002, including those shares transferred at the formation of the ESOP, totaled 5,419. The formation of the ESOP had no effect on the Company’s net earnings or earnings per share.

SEGMENT INFORMATION

Management organizes the Company’s chewing gum and other confectionery business based on geographic regions.
Information by geographic region at December 31, 2002, 2001, and 2000 and for the years then ended is as follows:

Net Sales	2002	2001	2000

Americas, principally U.S.	$1,131,703	1,001,074	895,299
EMEAI, principally Europe	1,191,347	1,006,680	902,169
Asia	321,914	297,263	241,892
Pacific	83,110	75,201	71,363
All Other	18,244	21,201	15,391

Net Sales	$2,746,318	2,401,419	2,126,114

"All Other" net sales consist primary of sales of gumbase and sales for Wrigley Healthcare.
Operating Income	2002	2001	2000

Americas, principally U.S.	$281,999	261,177	220,850
EMEAI, principally Europe	346,189	304,343	249,384
Asia	89,211	77,453	68,165
Pacific	21,602	24,324	22,453
All Other	(153,927)	(153,941)	(97,609)

Total Operating Income	$585,074	513,356	463,243

"All Other" operating income includes corporate expenses such as costs related to research and development, information systems and certain administrative functions and operating results for Wrigley Healthcare. In 2002, "All Other" operating income also includes certain costs connected with the exploration of a business combination with Hershey Foods Corporation.

Assets	2002	2001	2000

Americas, principally U.S.	$878,232	700,692	547,954
EMEAI, principally Europe	774,700	667,578	623,656
Asia	199,847	178,780	154,009
Pacific	49,039	39,920	42,612
All Other	61,966	74,497	81,450

Assets Used in Operating Activities	1,963,784	1,661,467	1,449,681
Corporate	144,512	166,326	125,059

Total Assets	$2,108,296	1,777,793	1,574,740

Assets are categorized based upon the geographic segment where they reside. Assets in "Corporate" consist principally of short–term investments and marketable equity securities which are held by the corporate office, as well as certain fixed assets.

Depreciation Expense	2002	2001	2000

Americas, principally U.S.	$21,933	18,778	14,337
EMEAI, principally Europe	36,563	30,341	26,912
Asia	9,305	7,658	6,661
Pacific	1,695	1,167	1,149
All Other	2,630	2,487	1,874

Depreciation Expense Related to Operating Activities	72,126	60,431	50,933
Corporate	13,442	7,895	6,947

Total Depreciation Expense	$85,568	68,326	57,880

Depreciation expense is categorized consistently with the geographic region where the asset resides.
Capital Expenditures	2002	2001	2000

Americas, principally U.S.	$68,991	94,808	41,688
EMEAI, principally Europe	74,098	56,340	39,762
Asia	17,108	16,266	11,635
Pacific	5,078	6,392	2,768
All Other	4,721	4,407	1,252

Capital Expenditures for Operating Activities	169,996	178,213	97,105
Corporate	49,802	5,703	28,942

Gross Capital Expenditures	219,798	183,916	126,047
Intersegment Asset Transfers	(2,926)	(2,156)	(979)

Net Capital Expenditures	$216,872	181,760	125,068

Capital expenditures are categorized based upon the geographic segment where the expenditure occurred. Intersegment asset transfers are primarily due to sales between production facilities worldwide. Asset sales are typically transferred at net book value.

The Wrigley Company markets chewing gum, bubble gum, and confectionery products around the world.

DOMESTIC BRANDS

Big Red	Juicy Fruit
Doublemint	Orbit
Eclipse	Orbit White
Eclipse Flash	Winterfresh
Extra	Winterfresh Thin Ice
Freedent	Wrigley’s Spearmint

INTERNATIONAL BRANDS

Airwaves	Extra White
Alpine	Freedent
Arrowmint	Freedent for Kids
Big Boy	Freedent White
Big G	Hubba Bubba
Big Red	Ice White
Cool Air	Juicy Fruit
Cool Crunch	Orbit
Doublemint	Orbit Drops
Dulce 16	Orbit for Kids
Eclipse	Orbit White
Excel	P.K
Extra	Winterfresh
Extra Thin Ice	Wrigley’s Spearmint
Extra for Kids	X–Cite

Amurol Confections Co., a wholly–owned subsidiary of the Wrigley Company, makes a wide range of youth–oriented and adult gum and confectionery products, which are marketed in the U.S. and internationally.

AMUROL BRANDS

Big League Chew	Bubble Tape	Hubba Bubba Sweet Roll
Blasters	Bug City	Santa’s Coal
Bubble Beeper	Cluckers	Squeeze Pop
Bubble Cane	Dragon Fire	Velamints
Bubble Jug	Everest Fresh Squeezed

The brands listed above are trademarks either owned by the Wm. Wrigley Jr. Company or Amurol Confections Co., or used under license from the trademark owner.

44