Form 10-K/A, Exhibit 13
period 2003-12-31
WRIGLEY WM JR CO
filed 2004-04-16
CIK 108601

EXHIBIT 13

WM. WRIGLEY JR. COMPANY PORTIONS OF 2003 ANNUAL REPORT TO STOCKHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
Dollar and share amounts in thousands except per share figures

The Management’s Discussion and Analysis reviews the Company’s results of operations, liquidity and capital resources, critical accounting policies and estimates, and certain other matters. This discussion should be read in conjunction with the consolidated financial statements and related notes contained in this Annual Report.

RESULTS OF OPERATIONS
Net Sales

Consolidated net sales for 2003 increased $322,770 or 12% from 2002. Net sales for 2003 were favorably affected by higher worldwide shipments and selected selling price increases, primarily in the International regions, and translation of foreign currencies to a weaker U.S. dollar. Higher worldwide shipments, including the introduction of new products, increased net sales by 4%. Selected selling price changes increased net sales by 1%. Translation of foreign currencies to a weaker U.S. dollar increased reported net sales by approximately 7%. New products accounted for 17.1% of net sales in 2003.

Net sales for the Americas in 2003 increased 6% compared to 2002. Higher shipment volume in the U.S. and Canada, offset by lower volume for Amurol and Latin America, increased net sales for the Americas by 4%. Favorable product mix increased net sales 1%, due mainly to increased U.S. sale of Orbit(R) and higher sales of Juicy Fruit pellets in the U.S. and Canada. Americas net sales were increased by 1% as a result of translation of the stronger Canadian dollar to a weaker U.S. dollar.

International 2003 net sales increased by 16% as a result of growth in shipment volume, selected selling price changes and translation of foreign sales to a weaker U.S. dollar. Unit volume increased net sales by 5% over 2002, led by growth in the Western European geographies of France, Germany, the U.K., and Spain and the Central/Eastern European geographies of Russia, Poland and Ukraine. Selected selling price changes primarily in Europe and Australia contributed 1% to International net sales growth. International net sales were increased by 10% as a result of translation of foreign currencies, primarily in Europe and Australia, to a weaker U.S. dollar.

Consolidated net sales for 2002 increased $344,899 or 14% from 2001. Net sales for 2002 were favorably affected by higher worldwide shipments and favorable product mix. Higher worldwide shipments, including the introduction of new products, increased net sales by 10%. Favorable mix from premium priced products increased net sales by 2%. Translation of foreign currencies to a weaker U.S. dollar increased reported net sales by approximately 2%. New products accounted for 22.9% of net sales in 2002.

Net sales for the Americas in 2002 increased 13% compared to 2001. Higher shipment volume in the U.S. and Canada, as well as for Amurol Confections, increased net sales for the Americas by 7%. Favorable product mix increased net sales 6%, due mainly to increased U.S. sales of Eclipse(R) and Orbit(R) gum and the introduction of Eclipse(R) Flash Strips.

International 2002 net sales increased by 16% as a result of growth in shipment volume, selected selling price changes and translation of foreign sales to a weaker U.S. dollar. Unit volume increased net sales by 11% over 2001, due primarily to growth in Russia, China, France, the U.K., and numerous other international markets. Net sales were also favorably impacted by new product introductions across all regions. Selected selling price changes primarily in Europe and Australia contributed 1% to International net sales growth. International net sales were increased by 4% as a result of translation of foreign currencies, primarily in Europe, to a weaker U.S. dollar.

Cost of Sales and Gross Profit

In 2003, consolidated cost of sales increased $120,061 or 10% from 2002. Higher worldwide shipments increased cost of sales by 4%. Translation of foreign currencies to a weaker U.S. dollar increased cost of sales by approximately 6%. Consolidated gross profit in 2003 was $1,792,353, an increase of $202,709 or 13% from 2002. The consolidated gross profit margin on net sales was 58.4% for 2003, up 0.5 percentage points from the 2002 gross margin of 57.9%, mainly due to slightly lower product costs and selected selling price increases.

In 2002, consolidated cost of sales increased $154,751, or 15% from 2001. Higher worldwide shipments increased cost of sales by 10%. Higher costs due to worldwide product mix increased cost of sales by 2%. Slightly higher worldwide product costs increased cost of sales by 1%. Translation of foreign currencies to a weaker U.S. dollar increased cost of sales by approximately 2%. Consolidated gross profit in 2002 was $1,589,644, an increase of $190,148 or 14% from 2001. The consolidated gross profit margin on net sales was 57.9% for 2002, down 0.4 percentage points from the 2001 gross margin of 58.3%, mainly due to slightly higher product costs.

Selling, General and Administrative Expenses

Consolidated 2003 selling, general and administrative (SG&A) expenses were $1,142,991, up $138,421 or 14% from 2002. Translation of stronger foreign currencies to a weaker U.S. dollar increased SG&A by 6%. Higher selling and other marketing expenses due mainly to investment in the U.S., Russia, Germany, and the U.K. increased SG&A by 3%. Higher brand support, mainly due to increased merchandising and consumer promotion spending in the U.S. and Europe in support of new products, increased SG&A by 3%. Finally, general and administrative expenses increased SG&A by 2% due to increased investment in worldwide information technology and research and development spending, partially offset by the absence of costs connected with the 2002 exploration of a business combination with Hershey Foods Corporation.

Consolidated 2002 SG&A expenses increased $118,430 or 13% from 2001. Translation of stronger foreign currencies to a weaker U.S. dollar increased SGA by 1%. Higher brand support in the Americas, Europe and Pacific regions, including spending behind new and improved products increased SG&A by 5%. Higher selling and other marketing expenses to support growth in the U.S., Russia, China and other key markets increased SG&A by 3%. Finally, general and administrative expenses increased SG&A by 4%. The increase included higher investment in new technology and research and development. Also contributing to the increase were approximately $10,000 in costs connected with the exploration of a business combination with Hershey Foods Corporation.

As a percentage of consolidated net sales, SG&A expenses were as follows:

	2003	2002	2001

Advertising	12.1%	13.2%	13.7%

Merchandising & Promotion/Other	6.2%	5.0%	5.1%

Total Brand Support	18.3%	18.2%	18.8%

Selling and Other Marketing	10.2%	9.5%	9.5%

General and Administrative	8.7%	8.9%	8.6%

Total	37.2%	36.6%	36.9%

"Other" expense reported in merchandising and promotion includes brand research spending and royalty fees paid to third parties.
Investment Income

The Company earns investment income primarily from the cash and cash equivalent and short–term investment balances it maintains throughout the year. In 2003, consolidated investment income was $9,608 compared to $8,918 in 2002, an increase of $690. The increase

19
reflected gains from the sale of marketable equity securities and higher worldwide cash balances, which were partially offset by lower worldwide yields.

In 2002, consolidated investment income decreased $9,635 from 2001. The decrease reflected lower worldwide yields in 2002 and interest income received from a U.S. tax refund in the third quarter of 2001.

Other Expense

In 2003, other expense was $7,429, compared to $10,571 in 2002. The decrease in expense was primarily due to market–driven portfolio gains in 2003, compared with losses in 2002, associated with the cash surrender value of company–owned life insurance.

In 2002, other expense was $10,571, up $6,028 from 2001. The increase in expense was driven primarily by foreign currency transaction losses, mostly caused by a weaker U.S. dollar.
Income Taxes

Income taxes in 2003 were $205,647, up $23,751 or 13% from 2002. The result is due primarily to an increase in pretax earnings of $68,120 or 12%. The consolidated effective income tax rate in 2003 was 31.6%, compared to 31.2% in 2002.

Income taxes in 2002 were $181,896, up $17,516 or 11% from 2001 due primarily to increase in pretax earnings of $56,055 or 11%. The effective consolidated income tax rate, in both 2002 and 2001, was 31.2%.

Net Earnings
Consolidated net earnings in 2003 totaled $445,894, up $44,369 or 11%. On a per share basis, net earnings increased $.20 or 11% from 2002.
Consolidated net earnings in 2002 increased $38,539 or 11%. On a per share basis, net earnings increased $.17 or 11% from 2001.
SUBSEQUENT EVENT
Pending Acquisition

On January 8, 2004, the Company agreed with Agrolimen, a privately–held Spanish conglomerate, to purchase certain confectionery businesses of The Joyco Group. Under the terms of the agreement, the Company will pay total consideration of 215 million Euro, which will be funded from the Company’s available cash and a draw on the line of credit the Company is negotiating for purposes of this transaction.

This transaction strengthens the Company’s operations in key geographies such as Spain, India and China through a broader confectionery brand portfolio, access to additional distribution channels and increased confectionery and gumbase manufacturing capacity. These opportunities along with the efficiencies from combining the operations of the Company with those of The Joyco Group were key factors associated with the determination of the purchase price. The proposed acquisition is subject to customary closing conditions, including regulatory clearances. The Company expects to complete the transaction in the first quarter 2004.

LIQUIDITY AND CAPITAL RESOURCES
Operating Cash Flow and Current Ratio

Net cash provided by operating activities in 2003 was $645,495 compared with $374,435 in 2002 and $390,491 in 2001. The increase from 2002 was primarily due to increased net earnings, reduced levels of working capital investment in 2003 versus 2002, and a decrease in pension and post–retirement plan contributions of $77,800 in 2003 compared to 2002. The decrease in 2002 compared to 2001 was primarily due to pension and post–retirement plan contributions paid which increased $75,800 from 2001 and higher working capital requirements, mostly offset by increased earnings. The Company had a current ratio (current assets divided by current liabilities) in excess of 2.7 to 1 at December 31, 2003 and in excess of 2.6 to 1 at December 31, 2002. The Company’s current ratio has increased primarily due to higher cash balances at December 31, 2003 as compared to December 31, 2002.
Additions to Property, Plant and Equipment

Capital expenditures for 2003 were $220,259, an increase of $3,387 from the 2002 capital expenditures of $216,872. The increase was due primarily to higher spending on worldwide manufacturing capacity, offset by decreased spending on the Company’s global enterprise resource planning (ERP) systems project. Capital expenditures for 2002 were $216,872, an increase of $35,112 from the 2001 capital expenditures of $181,760. The increase was due primarily to spending in order to increase worldwide manufacturing capacity, including spending to support new product introductions and expenditures on the global ERP systems project. Additions to property, plant and equipment in 2004 are expected to be slightly higher than 2003 levels and are planned to be funded from the Company’s cash flow from operations.

Share Repurchases

In 2003, the Company repurchased 822 shares totaling $44,842, including 809 shares totaling $44,021 under the Board of Directors authorized Share Repurchase Program and 13 shares totaling $821 under the shareholder approved Management Incentive Plan (MIP). At December 31, 2003, $45,238 is available for repurchase under the Share Repurchase Program. In 2002, the Company repurchased 527 shares totaling $27,759, including repurchases under the Board of Directors authorized Share Repurchase Program of 483 shares totaling $25,504. In 2002, the Company also repurchased 44 shares totaling $2,255 under the shareholder approved MIP.

On January 28, 2004, the Company’s Board of Directors authorized future share repurchases of up to $100,000. This new repurchase program will follow the completion of the Share Repurchase Program authorized by the Board of Directors in 2000, under which $45,238 remains available for repurchases.

Line of Credit

In September 2003, the Company renewed its $100 million unsecured line of credit. There were no borrowings under this line during 2003. Upon drawing on the line of credit, the Company has the option to elect a fixed or floating interest rate. The line of credit expires in September 2004.

In connection with the pending acquisition, the Company is negotiating a $300 million line of credit. The line of credit would mature 3 years from the date drawn. Upon entering into this line of credit, the Company would terminate the $100 million, unsecured line of credit which had been renewed in September 2003.

Contractual Obligations

The Company enters into arrangements that obligate the Company to make future payments under contracts such as leases and unconditional purchase obligations. The Company enters into these arrangements in the normal course of business in order to ensure adequate levels of raw materials, office and warehousing space and machinery, equipment or services for significant capital projects. Of these items, capital lease obligations, which total $4,082 and $5,149, are currently recognized as liabilities in the Company’s consolidated balance sheet at December 31, 2003 and 2002, respectively. Operating lease obligations and unconditional purchase obligations, which total $623,587 at December 31, 2003, are primarily related to normal anticipated raw material requirements for 2004, and are not recognized as liabilities in the Company’s consolidated balance sheet in accordance with generally accepted accounting principles.

21
A summary of the Company’s contractual obligations at the end of 2003 is as follows:
		PAYMENTS DUE BY PERIOD
Contractual Obligations	Total	Less than 1 Year	2–3 Years	4–5 Years	Thereafter

Capital lease obligations	$4,830	3,075	1,755	–––	–––

Operating leases	40,844	13,194	17,168	7,393	3,089

Purchase obligations	582,743	553,667	20,955	8,121	–––

Total	$628,417	569,936	39,878	15,514	3,089

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

Allowance for Doubtful Accounts –– The normal course of business, the Company extends credit to customers that satisfy pre–defined credit criteria. An allowance for doubtful accounts, which is reported as part of accounts receivable, is determined through an analysis of the aging of accounts receivable, assessments of collectibility based on historical trends, assessing the credit worthiness of its customers, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of accounts receivable could differ from management’s estimates due to changes in future economic or industry conditions or specific customers’ financial condition.

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

Income Taxes –– Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable, but not on the portion that is considered to be permanently invested in the foreign subsidiary. The Company, along with third–party advisers, periodically reviews assumptions and estimates of the Company’s probable tax obligations using historical experience in tax jurisdictions and informed judgments.

Market Risk

Inherent in the Company’s operations are certain market risks related to changes in foreign currency exchange rates, interest rates, and the equity markets. Changes in these factors could cause fluctuations in the Company’s net earnings, cash flows, and to the fair values of market risk sensitive financial instruments. In the normal course of business, the Company identifies these risks and mitigates their financial impact through its corporate policies and hedging activities. The Company’s hedging activities include the use of derivative financial instruments. The Company uses derivatives only where there is an underlying exposure and does not use them for trading or speculative purposes. The counter parties to the hedging activities are highly rated financial institutions. Additional information regarding the Company’s use of financial instruments is included in the notes to the consolidated financial statements.

The Company’s primary area of market risk is foreign currency exchange rate risk. The Company’s primary exchange rate exposure is with the Euro and British Pound against the U.S. Dollar. The Company has determined that for its market risk sensitive instruments, any reasonably possible near–term changes in market rates or prices do not result in material near term losses in future earnings, fair values, or cash flows.

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

Q U A R T E R L Y D A T A

In thousands of dollars except per share amounts

CONSOLIDATED RESULTS

	Net Sales	Cost of Sales	Net Earnings	Net Earnings Per Share

2003

First Quarter	$672,393	275,280	97,019.43

Second Quarter	792,614	319,579	125,930.56

Third Quarter	782,877	336,613	113,068.50

Fourth Quarter	821,204	345,263	109,877.49

Total	$3,069,088	1,276,735	445,894	1.98

2002

First Quarter	$599,026	250,708	85,332.38

Second Quarter	708,467	287,837	109,967.49

Third Quarter	699,511	296,993	98,464.44

Fourth Quarter	739,314	321,136	107,762.48

Total	$2,746,318	1,156,674	401,525	1.78

MARKET PRICES

Although there is no established public trading market for the Company’s Class B Common Stock, these shares are at all times convertible into shares of Common Stock on a one–for–one basis and are entitled to identical dividend payments.

The Common Stock of the Company is listed and traded on the New York and Chicago Stock Exchanges. The table below presents the high and low sales prices for the two most recent years on the New York Stock Exchange.

	2003 High	2003 Low	2002 High	2002 Low

First Quarter	$57.49	51.05	56.90	49.89

Second Quarter	58.90	54.25	58.90	52.50

Third Quarter	56.96	52.00	56.84	44.21

Fourth Quarter	57.49	54.44	56.03	49.25

DIVIDENDS

The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class B Common Stock for the two most recent years. Dividends declared in a quarter are paid in the following quarter.

	2003	2002

First Quarter	$.220	.205

Second Quarter	.220	.205

Third Quarter	.220	.205

Fourth Quarter	.220	.205

Total	$.880	.820

SELECTED FINANCIAL DATA

In thousands of dollars and shares except per share amounts, stockholders of record and employees

	2003	2002	2001	2000

OPERATING DATA

Net Sales	$3,069,088	2,746,318	2,401,419	2,126,114
Cost of Sales	1,276,735	1,156,674	1,001,923	904,266
Income Taxes	205,647	181,896	164,380	150,370
Net Earnings*	445,894	401,525	362,986	328,942
Per Share of Common Stock (basic and diluted)	1.98	1.78	1.61	1.45
Dividends Paid	194,633	181,232	167,922	159,138
Per Share of Common Stock As a Percent of Net Earnings	.865 44%	.805 45%	.745 46%	.701 48%
Dividends Declared Per Share of Common Stock	..880	..820	..760	..701
Average Shares Outstanding	224,963	225,145	225,349	227,037

OTHER FINANCIAL D A T A

Net Property, Plant and Equipment	$956,180	836,110	684,379	607,034
Total Assets	2,520,410	2,108,296	1,777,793	1,574,740
Working Capital	825,797	620,205	581,519	540,505
Stockholders’ Equity	1,820,821	1,522,576	1,276,197	1,132,897
Return on Average Equity	26.7%	28.7%	30.1%	29.0%
Stockholders of Record at Close of Year	40,954	40,534	38,701	37,781
Employees at Close of Year	12,000	11,250	10,800	9,800
Market Price of Stock High Low	58.90 51.05	58.90 44.21	53.30 42.94	48.31 29.94

*

(includes amounts related to factory closure – net gain of $6,763 or $.03 per share in 1998, and net costs of $2,145 or $.01 per share and $12,990 or $.06 per share in 1997 and 1996, respectively; and nonrecurring net gain on sale of Singapore property in 1994 of $24,766 or $.11 per share)

26

1999	1998	1997	1996	1995	1994	1993

2,045,227	1,990,286	1,923,963	1,835,987	1,754,931	1,596,551	1,428,504
904,183	894,988	892,751	859,414	820,478	737,239	653,687
136,247	136,378	122,614	128,840	126,492	122,746	103,944
308,183	304,501	271,626	230,272	223,739	230,533	174,891
1.33	1.31	1.17	..99	..96	..99	..75
153,812	150,835	135,680	118,308	111,401	104,694	87,344
.664 50%	.650 50%	.585 50%	.510 51%	.480 50%	.450 45%	.375 50%
..740	..655	..595	..510	..495	..470	..375
231,722	231,928	231,928	231,966	232,132	232,716	233,022

599,140	520,090	430,474	388,149	347,491	289,420	239,868
1,547,745	1,520,855	1,343,126	1,233,543	1,099,219	978,834	815,324
551,921	624,546	571,857	511,272	458,683	413,414	343,132
1,138,775	1,157,032	985,379	897,431	796,852	688,470	575,182
26.8%	28.4%	28.9%	27.2%	30.1%	36.5%	32.6%
38,626	38,052	36,587	34,951	28,959	24,078	18,567
9,300	9,200	8,200	7,800	7,300	7,000	6,700
50.31 33.25	52.16 35.47	41.03 27.28	31.44 24.19	27.00 21.44	26.94 19.06	23.06 14.75

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
Chicago, Illinois January 21, 2004

REPORT OF INDEPENDENT AUDITORS
To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company:

We have audited the accompanying consolidated balance sheets of the Wm. Wrigley Jr. Company and associated companies (the "Company") at December 31, 2003 and 2002 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP
Chicago, Illinois January 21, 2004

CONSOLIDATED STATEMENT OF EARNINGS

In thousands of dollars except per share amounts

	2003	2002	2001

EARNINGS

Net sales	$3,069,088	2,746,318	2,401,419
Cost of sales	1,276,735	1,156,674	1,001,923

Gross profit	1,792,353	1,589,644	1,399,496
Selling, general and administrative expense	1,142,991	1,004,570	886,140

Operating income	649,362	585,074	513,356
Investment income	9,608	8,918	18,553
Other expense	(7,429)	(10,571)	(4,543)

Earnings before income taxes	651,541	583,421	527,366
Income taxes	205,647	181,896	164,380

Net earnings	$445,894	401,525	362,986

PER SHARE AMOUNTS

Net earnings per share of Common Stock (basic and diluted)	$1.98	1.78	1.61

Dividends paid per share of Common Stock	.865	.805	.745

See accompanying accounting policies and notes.

CONSOLIDATED BALANCE SHEET

In thousands of dollars

	2002	2002

ASSETS
Current assets:
Cash and cash equivalents	$505,217	279,276
Short–term investments, at amortized cost	22,509	25,621
Accounts receivable (less allowance for doubtful accounts: 2003–$9,232; 2002–$5,850)	328,862	312,919
Inventories
Finished goods	127,839	88,583
Raw materials and supplies	222,129	232,613

	349,968	321,196

Other current assets	60,209	47,720
Deferred income taxes – current	23,826	19,560

Total current assets	1,290,591	1,006,292
Marketable equity securities, at fair value	16,239	19,411
Deferred charges and other assets	224,252	213,483
Deferred income taxes – noncurrent	33,148	33,000
Property, plant and equipment, at cost: Land Buildings and building equipment Machinery and equipment	50,499 422,468 1,272,226	48,968 393,780 1,049,001

	1,745,193	1,491,749

Less accumulated depreciation	789,013	655,639

Net property, plant and equipment	956,180	836,110

TOTAL ASSETS	$2,520,410	2,108,296

In thousands of dollars and shares

	2003	2002

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$134,888	97,705
Accrued expenses	206,360	172,137
Dividends payable	49,469	46,137
Income and other taxes payable	68,650	66,893
Deferred income taxes – current	5,427	3,215

Total current liabilities	464,794	386,087
Deferred incomes taxes – noncurrent	82,919	70,589
Other noncurrent liabilities	151,876	129,044
Stockholders’ equity: Preferred Stock – no par value Authorized: 20,000 shares Issued: None
Common Stock – no par value Common Stock Authorized: 400,000 shares Issued: 2003 – 191,964 shares; 2002 – 190,898 shares	12,790	12,719
Class B Common Stock – convertible Authorized: 80,000 shares Issued and outstanding: 2003 – 40,477 shares; 2002 – 41,543 shares	2,706	2,777
Additional paid–in capital	8,342	4,209
Retained earnings	2,152,566	1,902,990
Common Stock in treasury, at cost (2003 – 7,581 shares; 2002 – 7,385 shares)	(320,450)	(297,156)
Accumulated other comprehensive income: Foreign currency translation adjustment	(42,692)	(112,303)
Loss on derivative contracts	(1,902)	(853)
Unrealized holding gains on marketable equity securities	9,461	10,193

	(35,133)	(102,963)

Total stockholders’ equity	1,820,821	1,522,576

TOTAL LIABILITIES A N D STOCKHOLDERS’ E Q U I T Y	$2,520,410	2,108,296

See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands of dollar
	2003	2002	2001

OPERATING ACTIVITIES
Net earnings	$445,894	401,525	362,986
Adjustments to reconcile net earnings to net cash provided by operating activities:	120,040
Depreciation	15,510	85,568	68,326
Loss on retirements of property, plant and equipment		1,014	2,910
(Increase) Decrease in: Accounts receivable	9,718	(55,288)	(53,162)
Inventories	(11,426)	(31,858)	(29,487)
Other current assets	(9,925)	1,304	(8,079)
Deferred charges and other assets	(2,244)	(78,585)	(15,852)
Increase (Decrease) in: Accounts payable	27,442	756	20,537
Accrued expenses	23,972	33,416	16,360
Income and other taxes payable	2,741	(3,715)	9,565
Deferred income taxes	7,947	19,082	5,570
Other noncurrent liabilities	15,826	1,216	10,817

Net cash provided by operating activities	645,495	374,435	390,491

INVESTING ACTIVITIES
Additions to property, plant and equipment	(220,259)	(216,872)	(181,760)
Proceeds from retirements of property, plant and equipment	8,581	5,017	2,376
Purchases of short–term investments	(43,369)	(41,177)	(24,448)
Maturities of short–term investments	48,077	44,858	26,835

Net cash used in investing activities	(206,970)	(208,174)	(176,997)

FINANCING ACTIVITIES
Dividends paid	(194,633)	(181,232)	(167,922)
Common Stock purchased, net	(22,532)	(16,402)	(34,173)

Net cash used in financing activities	(217,165)	(197,634)	(202,095)
Effect of exchange rate changes on cash and cash equivalents	4,581	2,864	(4,213)

Net increase (decrease) in cash and cash equivalents	225,941	(28,509)	7,186
Cash and cash equivalents at beginning of year	279,276	307,785	300,599

Cash and cash equivalents at end of year	$505,217	279,276	307,785

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$192,646	173,010	146,858

Interest paid	$1,724	1,636	1,101

Interest and dividends received	$9,621	8,974	18,570

See accompanying accounting policies and notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

In thousands of dollars and shares

	Common Shares Outstanding	Common Stock	Class B Common Stock	Additional Paid–in Capital	Retained Earnings	Common Stock In Treasury	Other Comprehen–sive Income	Stock– holders’ Equity

BALANCE DECEMBER 31, 2000	181,451	$12.558	2,938	346	1,492,547	(256,478)	(119,014)	1,132,897

Net earnings					362,986			362,986
Changes in other comprehensive income: Foreign currency translation adjustments							(12,945)	(12,945)
Unrealized holding loss on marketable equity securities, net of $1,655 tax Gain on derivative contracts, net of $21 tax							(3,077) 46	(3,077) 46

Total comprehensive income								347,010
Dividends to shareholders					(171,196)			(171,196)
Treasury share purchases	(744)					(36,432)		(36,432)
Options exercised and stock awards granted	170			807		3,111		3,918
Conversion from Class B Common to Common	1,432	88	(88)
BALANCE DECEMBER 31, 2001	| 182,309	$12,646	2,850	1,153	1,684,337	(289,799)	(134,990)	1,276,197

Net earnings					401,525			401,525
Changes in other comprehensive income: Foreign currency translation adjustments, net of $517 tax							37,007	37,007
Unrealized holding loss on marketable equity securities, net of $2,150 tax							(4,081)	(4,081)
Loss on derivative contracts, net of $363 tax							(899)	(899)

Total comprehensive income								433,552
Dividends to shareholders					(184,628)			(184,628)
Treasury share purchases	(527)					(27,759)		(27,759)
Options exercised and stock awards granted	633			1,676		20,402		22,078
Tax benefit related to stock options exercised				1,380				1,380
Conversion from Class B Common to Common	1,098	73	(73)
ESOP tax benefit					1,756			1,756
BALANCE DECEMBER 31, 2002	183,513	$12,719	2,777	4,209	1,902,990	(297,156)	(102,963)	1,522,576

Net earnings					445,894			445,894
Changes in other comprehensive income: Foreign currency translation adjustments, net of ($305) tax							69,611	69,611
Unrealized holding loss on marketable equity securities, net of $394 tax							(732)	(732)
Loss on derivative contracts, net of $401 tax							(1,049)	(1,049)

Total comprehensive income								513,724
Dividends to shareholders					(197,966)			(197,966)
Treasury share purchases	(822)					(44,842)		(44,842)
Options exercised and stock awards granted	626			973		21,548		22,521
Tax benefit related to stock options exercised				3,160				3,160
Conversion from Class B Common to Common	1,066	71	(71)
ESOP tax benefit					1,648			1,648

BALANCE DECEMBER 31, 2003	184,383	$12,790	2,706	8,342	2,152,566	(320,450)	(35,133)	1,820,821

See accompanying accounting policies and notes.
33

ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollar and share amounts in thousands except per share figures
DESCRIPTION OF BUSINESS

The principal business of the Wm. Wrigley Jr. Company is manufacturing and marketing gum and other confectionery products worldwide. All other businesses constitute less than 10% of combined revenues, operating income and identifiable assets.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Wm. Wrigley Jr. Company and its associated companies (the Company). Intercompany balances and transactions have been eliminated. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues, expenses and certain financial statement disclosures. Actual results may vary from those estimates. Additionally, certain amounts reported in 2001 and 2002 have been reclassified to conform to the 2003 presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Recently Adopted Accounting Policies

The Company adopted the provisions of SFAS 132 (revised 2003) "Employers’ Disclosures about Pensions and Other Postretirement Benefits" as of December 31, 2003. This Statement amends the disclosure requirements of SFAS 132 to require more complete information in both annual and interim financial statements about pension and postretirement benefits as well as to increase the transparency of the financial reporting related to those plans and benefits. A discussion of the Company’s accounting policy and the required disclosures under the revised provisions of SFAS 132 are included in the Pension and Other Post–Retirement Plans accounting policy notes on pages 35 and 40.

Cash and Cash Equivalents
The Company considers all highly–liquid investments with original maturity of three months or less to be cash equivalents.

Accounts Receivable

In the normal course of business, the Company extends credit to customers that satisfy pre–defined credit criteria. The Company believes that it has little concentration of credit risk due to the diversity of its customer base. Accounts receivable, as shown on the Consolidated Balance sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company monitors the collectibility of its accounts receivable on an ongoing basis by analyzing the aging of its accounts receivable, assessing the credit worthiness of its customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks.

Inventories

Inventories are valued at cost on a last–in, first–out (LIFO) basis for U.S. companies and at the lower of cost (principally first–in, first–out basis) or market for international associated companies. Inventories totaled $349,968 and $321,196 at December 31, 2003 and 2002, respectively, including $129,431 and $137,367, respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $5,173 and $15,710 higher than reported at December 31, 2003 and 2002, respectively.

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

Impairment of Long–Lived Assets

The Company reviews long–lived assets on at least an annual basis to determine if there are indicators of impairment. When indicators of impairment are present, the Company evaluates the carrying value of the long–lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company adjusts the net book value of the underlying assets to fair value if the sum of the expected future cash flows is less than book value.

Pension and Other Post–Retirement Plan Benefits

Pension and other post–retirement plan benefits are expensed as applicable employees earn such benefits. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, and future health costs. The Company uses third–party specialists to assist management in appropriately measuring the expense associated with pension and other post–retirement plan benefits.

Foreign Currency Translation

The Company has determined that the functional currency for each associated company, except for certain Eastern European entities, is its local currency. Some Eastern European entities use the U.S. dollar as their functional currency, as a significant amount of their business is indexed to the U.S. dollar.

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
Advertising
The Company expenses all advertising costs in the year incurred. Advertising expense was $371,274 in 2003, $362,548 in 2002 and $328,346 in 2001.

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

	2003	2002	2001

Net earnings as reported	$445,894	401,525	362,986
Add: Stock–based compensation expense included in earnings, net of tax	11,930	7,786	5,277
Deduct: Total stock–based compensation expense determined under fair value method for all awards, net of tax	$26,461	19,205	12,626

Pro forma net earnings	$431,363	390,106	355,637

Pro forma basic and diluted earnings per share
As reported	$1.98	1.78	1.61
Pro forma	$1.92	1.73	1.58

The Company’s stock–based compensation plans are discussed further on page 38.
Income Taxes

Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on the portion of the income of foreign associated companies that is expected to be remitted to the U.S. and be taxable, but not on the portion that is considered to be permanently invested in the foreign subsidiary.

Subsequent Event – Pending Acquisition

On January 8, 2004, the Company agreed with Agrolimen, a privately–held Spanish conglomerate, to purchase certain confectionery businesses of The Joyco Group. Under the terms of the agreement, the Company will pay total consideration of 215 million Euro, which will be funded from the Company’s available cash and a draw on the line of credit the Company is negotiating for purposes of this transaction.

This transaction strengthens the Company’s operations in key geographies such as Spain, India and China through a broader confectionery brand portfolio, access to additional distribution channels and increased confectionery and gum base manufacturing capacity. These opportunities along with the efficiencies from combining the operations of the Company with those of The Joyco Group were key factors associated with the determination of the purchase price. The proposed acquisition is subject to customary closing conditions, including regulatory clearances. The Company expects to complete the transaction in the first quarter 2004.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

The Company’s investments in debt securities, which typically mature in one year or less, are held to maturity and are valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 2003 and December 31, 2002 were, respectively, $21,243 and $24,370 for municipal securities, and $1,266 and $1,251 for other debt securities. The average yields of municipal securities held at December 31, 2003 and December 31, 2002 were 1.53% and 1.85%, respectively.

The Company’s investments in marketable equity securities are held for an indefinite period. Application of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," resulted in unrealized holding gains of $14,555 at December 31, 2003 and $15,681 at December 31, 2002. Unrealized holding gains, net of the related tax effect, of $9,461 and $10,193 at December 31, 2003 and 2002, respectively, are included as components of Accumulated Other Comprehensive Income in stockholders’ equity.

DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets included prepaid pension assets of $73,300 and $82,300 and deferred compensation assets of approximately $57,500 and $47,900 at December 31, 2003 and 2002, respectively.

ACCRUED EXPENSES
Accrued expenses at December 31, 2003 and 2002 included $72,700 and $55,160 of payroll expenses, respectively.
LINE OF CREDIT

In September 2003, the Company renewed its $100 million unsecured line of credit. There were no borrowings under this line during 2003. Upon drawing on the line of credit, the Company has the option to elect a fixed or floating interest rate. The line of credit expires in September 2004.

OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities at December 31, 2003, included liabilities for approximately $83,700 of deferred compensation and $6,700 for post–retirement benefits. At December 31, 2002, they included liabilities for approximately $70,400 of deferred compensation and $5,600 for post–retirement benefits.

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

For fair value hedges, the effective portion of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings. For cash flow hedges, the effective portion of the changes in the fair–value of a derivative is recorded in Accumulated Other Comprehensive Income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, generally within the next twelve months. For net investment hedges, the effective portion of the change in the fair value of derivatives used as a net investment hedge of a foreign operation is recorded in Foreign Currency Translation Adjustment.

The ineffective portion of the change in fair value of any derivative designated as a hedge is immediately recognized in other expense. Ineffectiveness recognized during 2003 and 2002 was immaterial.

At December 31, 2003, open foreign exchange contracts for a number of currencies, primarily the Euro, British pound and U.S. dollar, maturing at various dates through December 2004, had an aggregate notional amount of $328,796. The notional amount of open foreign exchange contracts at December 31, 2002 aggregated $304,937. The fair values of open foreign exchange contracts and currency options, as determined by bank quotes, were a $4,200 loss and a $2,328 loss recorded in current liabilities at December 31, 2003 and 2002, respectively.

Fair Value of Other Financial Instruments
The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. Marketable equity securities are carried at fair value.
COMMON STOCK

In addition to its Common Stock, the Company has Class B Common Stock outstanding. Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition, is entitled to the same dividends as Common Stock, and is convertible at any time into one share of Common Stock.

Additional paid–in capital primarily represents the difference between the grant price of exercised stock options, awarded pursuant to Company’s Management Incentive Plan (MIP), and the average acquisition cost of Treasury Stock used to fund the Plan and an income tax benefit received for stock options exercised.

Treasury Stock may be acquired for the Company’s MIP or under the Share Repurchase Program resolutions adopted by the Board of Directors. The Board of Directors has authorized the Company to purchase under the Share Repurchase Program up to $400,000 of shares in the open market.

During 2003, 2002 and 2001, the Company purchased 809 shares, 483 shares and 704 shares at an aggregate price of $44,021, $25,504, and $34,652, respectively, under the Board of Director authorizations. As of December 31, 2003 a total of 8,748 shares at an aggregate price of $354,762 were purchased under the Share Repurchase Program resolutions.

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

At December 31, 2003, and 2002 there were authorized 20 million shares of preferred stock with no par value, of which 1 million Series A Junior Participating Preferred shares were reserved for issuance upon exercise of the Rights.

STOCK BASED COMPENSATION PLANS

On March 5, 1997, stockholders approved the Company’s MIP which was subsequently amended on March 5, 2002 by the stockholders and submitted for further amendment in 2004. The MIP is designed to provide key employees the opportunity to participate in the long–term growth and profitability of the Company through cash and equity–based incentives. The MIP authorizes the granting of up to 20,000 shares of the Company’s new or reissued Common Stock. In accordance with the MIP, shares of Wrigley stock or deferral share units may be granted under the Wrigley Stock Option program or awarded under the Long–Term Stock Grant and Stock Award programs. Deferral share units are also awarded to non–employee directors. Options outstanding have been granted at prices which are equal to the fair market value of the stock on the date of grant. In general, options vest over a four–year period and expire ten years from the date of grant.

The status of the Company’s Stock Option program is summarized as follows:
	Number of Shares	Weighted– Average Exercise Price

Outstanding at December 31, 2000	2,699,000	$39.68
Granted in 2001	2,063,700	48.20
Exercised in 2001	(59,250)	38.99
Cancelled in 2001	(56,750)	41.67

Outstanding at December 31, 2001	4,646,700	$43.45
Granted in 2002	2,005,000	57.01
Exercised in 2002	(316,425)	40.99
Cancelled in 2002	(58,950)	48.77

Outstanding at December 31, 2002	6,276,325	$47.85
Granted in 2003	2,281,590	54.70
Exercised in 2003	(548,275)	42.28
Cancelled in 2003	(100,275)	53.75

Outstanding at December 31, 2003	7,909,365	$50.15

The following table summarizes key information about stock options at December 31, 2003:

	OUTSTANDING STOCK OPTIONS			EXERCISABLE STOCK OPTIONS
Range of Exercise Prices	Shares	Weighted–Average Remaining Contractual Life	Weighted– Average Exercise Price	Shares	Weighted– Average Exercise Price

$32.03	40,000	6.3	$32.03	40,000	$32.03
$36.81–45.28	1,866,500	6.1	$39.72	1,574,279	$40.13
$47.80–53.86	1,931,075	7.5	$48.27	917,938	$48.30
$54.04–58.14	4,071,790	9.0	$55.90	462,099	$57.29

As the exercise price equaled the fair market value on the date of grant, no compensation expense has been recognized for the Wrigley Stock Option program. The impact to net earnings and earnings per share had compensation expense for the Company’s stock–based compensation plans been determined based on fair value, consistent with SFAS No. 123, is reflected in the Summary of Significant Accounting Policies note on page 36.

In determining compensation expense under SFAS No. 123, the fair value of each option on the date of grant is estimated using the Black–Scholes option–pricing model. The weighted average fair value of each option granted using the model was $12.54, $15.61, and $13.98 in 2003, 2002 and 2001, respectively.

The table below summarizes the key assumptions used to calculate the fair value:
	Interest Rate	Dividend Yield	Expected Volatility	Expected Life

2003	2.91%	1.57%	22.3%	6 years
2002	4.86%	1.44%	22.3%	6 years
2001	5.85%	1.56%	23.8%	6 years
INCOME TAXES
Income taxes are based on pre–tax earnings which are distributed geographically as follows:
		2003	2002	2001

Domestic		$178,054	161,646	130,140
Foreign		473,487	421,775	397,226

		$651,541	583,421	527,366

Reconciliation of the provision for income taxes computed at the U.S. Federal statutory rate of 35% for 2003, 2002, and 2001 to the reported provision for income taxes is as follows:

	2003	2002	2001

Provision at U.S. Federal Statutory Rate	$228,039	204,197	184,578
State Taxes – Net	4,390	4,922	4,401
Foreign Tax Rates	(26,351)	(23,089)	(25,140)
Tax Credits	(1,592)	(3,838)	(1,800)
Other – Net	1,161	(296)	2,341

	$205,647	181,896	164,380

The components of the provision for income taxes for 2003, 2002, and 2001 are:

	Current	Deferred	Total

2003
Federal Foreign State	$38,145 151,650 6,511	10,760 (1,662) 243	48,905 149,988 6,754

	$196,306	9,341	205,647
2002
Federal Foreign State	$21,401 135,901 6,786	16,113 908 787	37,514 136,809 7,573

	$164,088	17,808	181,896
2001
Federal Foreign State	$30,142 121,137 6,770	2,384 2,704 1,243	32,526 123,841 8,013

	$158,049	6,331	164,380

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of net deferred tax balances are as follows:

	2003		2002

Accrued Compensation, Pension and Post–retirement Benefits	$10,602		15,493
Depreciation	(37,729)		(28,888)
Unrealized Holding Gains	(5,094)		(5,488)
All Other–Net	849		(2,361)

Net Deferred Tax Liability	$(31,372)		(21,244)

Balance sheet classifications of deferred taxes are as follows:

	2003		2002

Deferred Tax Asset Current Noncurrent	$23,826 33,148		19,560 33,000
Deferred Tax Liability Current Noncurrent	(5,427) (82,919)		(3,215) (70,589)

Net Deferred Tax Liability	$(31,372)		(21,244)

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $745,000 of undistributed earnings of international associated companies at December 31, 2003. These earnings are considered to be permanently invested and, under the tax laws, are not subject to such taxes until distributed as dividends. Tax on such potential distributions would be substantially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $132,000 of deferred income taxes would be provided.

PENSION AND OTHER POST–RETIREMENT PLANS

The Company maintains non–contributory defined benefit plans covering substantially all of its employees in the U.S. and at certain international associated companies. Retirement benefits are a function of years of service and the level of compensation generally for the highest three consecutive salary years occurring within ten years prior to an employee’s retirement date depending on the plan. The Company’s policy is to fund within ERISA or other statutory limits to provide benefits earned to date and expected to be earned in the future. To the extent that an individual’s annual retirement benefit under the plan exceeds the limitations imposed by the Internal Revenue Code of 1986, as amended, and the regulations thereunder, such excess benefits may be paid from the Company’s non–qualified, unfunded, noncontributory supplemental retirement plan.

In addition, the Company maintains certain post–retirement plans, which provide limited health care benefits on a contributory basis and life insurance benefits primarily in the U.S. and at certain international associated

Companies. The cost of these post–retirement benefits is provided during the employee’s active working career.
Pension Plans The funded status of the defined benefit plans were as follows:

	U.S. Plans		Non–U.S. Plans
	2003	2002	2003	2002

Change in Benefit Obligation
Benefit Obligation at Beginning of Year	$324,100	295,200	$142,100	113,300
Service Cost	10,000	9,100	7,800	5,900
Interest Cost	21,600	21,500	8,700	7,100
Plan Participants’ Contributions	–––	–––	400	400
Actuarial Loss	10,700	13,300	2,900	6,700
Foreign Currency Exchange	–––	–––	23,200	13,200
Other	1,000	–––	(300)	(200)
Benefits Paid	(16,100)	(15,000)	(5,900)	(4,300)

Benefit Obligation at End of Year	$351,300	324,100	$178,900	142,100

Change in Plan Assets
Fair Value at Beginning of Year	$276,000	266,000	$111,300	83,600
Actual Return on Plan Assets	57,900	(25,300)	10,600	(5,000)
Plan Participants’ Contributions	–––	–––	400	400
Foreign Currency Exchange	–––	–––	17,300	9,100
Employer Contribution	300	50,300	8,000	27,600
Other	–––	–––	(400)	(400)
Benefits Paid	(16,100)	(15,000)	(5,400)	(4,000)

Fair Value at End of Year	$318,100	276,000	$141,800	111,300

Underfunded Status of the Plan	$(33,200)	(48,100)	$(37,100)	(30,800)
Unrecognized Net Actuarial Loss	63,500	91,300	45,000	42,000
Unrecognized Prior Service Costs	2,500	2,800	2,300	2,300
Unrecognized Transition Asset	–––	100	(2,600)	(2,600)

Prepaid (Accrued) Benefit Cost	$32,800	46,100	$7,600	10,900

The following table provides amounts recognized in the balance sheet as December 31:

	U.S. Plans		Non–U.S. Plans
	2003	2002	2003	2002

Prepaid Benefit Cost	$39,400	52,400	$33,900	29,900
Accrued Benefit Liability	(6,600)	(6,300)	(26,300)	(19,000)

Net Amount Recognized	$32,800	46,100	$7,600	10,900

The total accumulated benefit obligation for the U.S. defined benefit pension plan was $290,200 and $268,800 at December 31, 2003 and 2002, respectively. The Company’s non–qualified, unfunded, noncontributory supplemental retirement plan has a projected benefit obligation of $6,992 and $5,994 and an accumulated benefit obligation of $5,793 and $5,194 at December 31, 2003 and 2002, respectively. Additionally, certain non–U.S. plans are funded through insurance contracts. The value of these insurance assets totaled $21,633 and $15,546 at December 31, 2003 and 2002, respectively, and are not reflected in the funded status of the non–U.S. plans above.

The U.S. plans’ expected long–term rate of return on plan assets of 8.75% is based on the aggregate historical returns of the investments that comprise the U.S. defined benefit plan portfolio. The investment strategy of the U.S. plans is to achieve an asset allocation balance within planned targets to obtain an average 8.75% annual return for the long–term.

The Company’s strategy is to fund its defined benefit plan obligations. The need for further contributions will be based on changes in the value of plan assets and the movements of interest rates during the year. The Company does not expect a need to fund the U.S. pension plans in 2004. During the year, the Company periodically reviews with its actuaries its investment strategy and funding needs.

The Company’s U.S. pension plan asset allocation at December 31, 2003, and 2002 and target allocation for 2004 by asset category are as follows:

Asset Category		Percentage of Plan Assets			Target Allocation
		2003		2002	2004

Equity Securities		68%		60%	55–65%
Fixed Income Securities		32%		40%	35–45%

Total		100%		100%	100%

Plan assets for non–U.S. plans consist primarily of marketable equity and fixed income securities, and contracts with insurance companies.

The components of net pension costs are as follows:
	U.S. Plans			Non–U.S. Plans
	2003	2002	2001	2003	2002	2001

Service Cost	$10,000	9,100	7,300	$7,800	5,900	5,100
Interest Cost	21,600	21,500	20,000	8,700	7,100	6,200
Expected Return on Plan Assets	(23,500)	(23,800)	(25,200)	(6,500)	(6,200)	(6,900)
Amortization of Unrecognized Transition Assets	100	(200)	(400)	(500)	(400)	(400)
Prior Service Costs Recognized	400	400	1,500	200	200	200
Recognized Net Actuarial Loss	4,200	100	–––	1,700	800	200
Other Pension Plans	1,000	200	–––	1,200	1,200	1,300

Net Periodic Benefit Cost	$13,800	7,300	3,200	$12,600	8,600	5,700

Assumptions at the end of the year for the Company’s defined benefit and post–retirement benefit plan are as follows:

	U.S. Plans		Non–U.S. Plans
	2003	2002	2003	2002

Discount Rates Rates of Increase in Compensation Levels	6.25% 4.25%	6.75% 4.25%	5.50–6.50% 3.30–4.50%	5.50–6.75% 3.00–5.50%

Assumptions used to determine net costs for the U.S. and non–U.S. defined benefit plans as follows:

	U.S. Plans			Non–U.S. Plans

	2003	2002	2001	2003	2002	2001
Discount Rates	6.75%	7.25%	7.75%	5.50–6.75%	6.00–7.00%	6.00–7.25%
Long–term Rates of Return on an Assets Rates of Increase in Compensation Levels	8.75% 4.25%	9.25% 4.75%	9.25% 4.75%	6.50–7.50% 3.00–5.50%	6.50–7.50% 3.00–6.00%	6.50–7.50% 3.00–6.00%

Other Post–Retirement Benefit Plans
The funded status of the Company’s other post–retirement benefit plans were as follows:
		POST–RETIREMENT BENEFIT PLANS

	2003		2002

Change in Benefit Obligation
Benefit Obligation at Beginning of Year	41,500		33,600
Service Cost	1,800		1,400
Interest Cost	2,800		2,600
Actuarial Loss	5,700		6,300
Benefits Paid	(2,800)		(2,400)

Benefit Obligation at End of Year	49,000		41,500

Change in Plan Assets
Fair Value at Beginning of Year	19,300		13,700
Actual Return on Plan Assets	3,500		(3,000)
Employer Contribution	2,800		11,000
Benefits Paid	(2,800)		(2,400)

Fair Value at End of Year	22,800		19,300

Funded (Underfunded) Status of the Plan	(26,200)		(22,200)
Unrecognized Net Actuarial Loss	19,500		16,600

Prepaid (Accrued) Benefit Cost	(6,700)		(5,600)

The following table provides amounts recognized in the balance sheets as of December 31:
		POST–RETIREMENT BENEFIT PLANS
		2003	2002

Prepaid Benefit Cost		–––	–––
Accrued Benefit Liability		(6,700)	(5,600)

Net Amount Recognized		(6,700)	(5,600)

The U.S. post–retirement plan asset allocation at December 31, 2003, and 2002 and target allocation for 2004 by asset category are as follows:
Asset Category	Percentage of Plan Assets		Target Allocation
	2003	2002	2004

Equity Securities	93%	92%	85–95%
Fixed Income Securities	7%	8%	5–15%

Total	100%	100%	100%

The components of net periodic post–retirement benefit costs are as follows:
	Post–Retirement Benefit Plans
	2003	2002	2001

Service Cost	1,800	1,400	1,000
Interest Cost	2,800	2,600	2,100
Expected Return on Plan Assets	(1,500)	(1,200)	(1,100)
Recognized Net Actuarial Loss/(Gain)	800	400	(200)

Net Periodic Benefit Cost	3,900	3,200	1,800

Assumptions used to determine benefit obligations for the Company’s post–retirement benefit plans are as follows:
	Post–Retirement Benefit Plans
	2003	2002

Discount Rate U.S. Plans Non–U.S. Plans	6.25% 6.25%	6.75% 6.75%

Assumptions used to determine net costs for the Company’s post–retirement benefit plans are as follows:
	Post–Retirement Benefit Plans
	2003	2002	2001

Discount Rate U.S. Plans Non–U.S. Plans	6.75% 6.75%	7.25% 7.25%	7.75% 7.75%
Long–term Rates of Return on Plan Assets U.S. Plans	8.75%	9.25%	9.00%

The U.S. post–retirement benefit plan’s expected long–term rate of return on plan assets of 8.75% is based on the aggregate historical returns of the investments that comprise the plan portfolio. The investment strategy of the U.S. plan is to achieve an asset allocation balance that achieves an average 8.75% annual return for the long–term.

The Company expects to contribute $2,700 to the U.S. plan during 2004 to cover expected retiree benefit claims.

A 9% annual rate of increase in the per capita cost of covered post–retirement benefits was assumed for 2004. The rate was assumed to decrease gradually to 5% for 2008 and remain at that level thereafter.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:
	1% INCREASE	1% DECREASE

Effect on Post–retirement Benefit Obligation	4,100	(3,700)
Effect on Total of Service and Interest Cost Components	500	(500)

Defined Contribution Plans

In addition to the defined benefit plans and post–retirement benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at certain international associated companies. The plans cover full time employees and provide for contributions between 3% and 7% of salary. The Company’s expense for the defined contribution plans totaled $6,289, $6,010 and $5,242 in 2003, 2002 and 2001, respectively.

Additionally, on January 1, 2002, the Company formed an Employee Stock Ownership Plan (ESOP) within the defined contribution plan for U.S. based employees. The primary purpose of the ESOP is to acquire and hold Wrigley shares credited to Wrigley Savings Plan participants’ accounts as a result of employee contributions and Company matching program contributions. Company matching program contributions may be in the form of cash, treasury shares or authorized, unissued shares. The ESOP is a non–leveraged plan and all shares held are allocated to plan participants. Dividends on Company shares held by the ESOP are charged to retained earnings. The number of shares held by the ESOP at December 31, 2003 and December 31, 2002 were 4,898, and 5,419, respectively.

SEGMENT INFORMATION

Management organizes the Company’s chewing gum and other confectionery business based on geographic regions.

Information by geographic region at December 31, 2003, 2002, and 2001 and for the years then ended is as follows:

Net Sales	2003	2002	2001

Americas, principally U.S.	$1,195,742	1,131,703	1,001,074
EMEAI, principally Europe	1,431,245	1,192,404	1,007,588
Asia	322,426	321,914	297,263
Pacific	103,249	82,053	75,201
All Other	16,426	18,244	21,201

Net Sales	$3,069,088	2,746,318	2,401,419

"All Other" net sales consist primary of sales of gumbase and sales for Wrigley Healthcare.

Operating Income	2003	2002	2001

Americas, principally U.S.	$306,227	281,999	261,177
EMEAI, principally Europe	384,127	346,518	304,666
Asia	90,174	89,211	77,453
Pacific	33,076	21,273	24,001
All Other	(164,242)	(153,927)	(153,941)

Total Operating Income	$649,362	585,074	513,356

"All Other" operating income includes corporate expenses such as costs related to research and development, information systems and certain administrative functions and operating results for Wrigley Healthcare. In 2002, "All Other" operating income also includes certain costs connected with the exploration of a business combination with Hershey Foods Corporation.

Assets	2003	2002	2001

Americas, principally U.S.	$1,034,703	878,232	700,692
EMEAI, principally Europe	999,303	774,700	667,578
Asia	209,465	199,847	178,780
Pacific	70,703	49,039	39,920
All Other	61,027	61,966	74,497

Assets Used in Operating Activities	2,369,201	1,963,784	1,661,467
Corporate	151,209	144,512	166,326

Total Assets	$2,520,410	2,108,296	1,777,793

Assets are categorized based upon the geographic segment where they reside. Assets in "Corporate" consist principally of short–term investments and marketable equity securities which are held by the corporate office, we well as certain fixed assets.

Depreciation Expense	2003	2002	2001

Americas, principally U.S.	$32,919	21,933	18,778
EMEAI, principally Europe	49,231	36,563	30,341
Asia	9,985	9,305	7,658
Pacific	2,217	1,695	1,167
All Other	2,784	2,630	2,487

Depreciation Expense Related to Operating Activities	97,136	72,126	60,431
Corporate	22,904	13,442	7,895

Total Depreciation Expense	$120,040	85,568	68,326

Depreciation expense is categorized consistently with the geographic region where the asset resides.
Capital Expenditures	2003	2002	2001

Americas, principally U.S.	$82,672	68,991	94,808
EMEAI, principally Europe	89,366	74,098	56,340
Asia	21,868	17,108	16,266
Pacific	6,597	5,078	6,392
All Other	2,396	4,721	4,407

Capital Expenditures for Operating Activities	202,899	169,996	178,213
Corporate	28,525	49,802	5,703

Gross Capital Expenditures	231,424	219,798	183,916
Intersegment Asset Transfers	(11,165)	(2,926)	(2,156)

Net Capital Expenditures	$220,259	216,872	181,760

Capital expenditures are categorized based upon the geographic segment where the expenditure occurred. Intersegment asset transfers are primarily due to sales between production facilities worldwide. Asset sales are typically transferred at net book value.

The Wrigley Company markets chewing gum, bubble gum, and confectionery products around the world.

DOMESTIC BRANDS

Big League Chew	Extra	Orbit White
Big Red	Freedent	Reed’s
Doublemint	Hubba Bubba Bubble Jug	Squeeze Pop
Dragon Fire	Hubba Bubba Bubble Tape	Velamints
Eclipse	Hubba Bubba Ouch!	Winterfresh
Eclipse Flash	Hubba Bubba Sweet Roll	Winterfresh Thin Ice
Eclipse Mints	Juicy Fruit	Wrigley’s Spearmint
Everest	Orbit

INTERNATIONAL BRANDS

Airwaves	Extra	Juicy Fruit
Alpine	Extra Mints	Orbit
Arrowmint	Extra Thin Ice	Orbit Drops
Big Boy	Extra for Kids	Orbit for Kids
Big G	Extra White	Orbit White
Big Red	Freedent	P.K
Cool Air	Freedent for Kids	Winterfresh
Cool Crunch	Freedent White	Winterfresh Thin Ice
Doublemint	Hubba Bubba	Wrigley’s Spearmint
Dulce 16	Hubba Bubba Bubble Tape	X–Cite
Eclipse	Hubba Bubba Mix & Match
Excel	Icewhite

The brands listed above are trademarks either owned by the Wm. Wrigley Jr. Company or used under license from the trademark owner.

(inside back cover)