Form 10-K, Exhibit 13
period 2005-12-31
WRIGLEY WM JR CO
filed 2006-02-16
CIK 108601

Exhibit 13

everybody loves Wrigley

WM. WRIGLEY JR. COMPANY
2005 annual report

FOR MORE THAN ONE HUNDRED YEARS AND FOUR GENERATIONS, Wrigley brands have stood for great taste, high quality and pure fun. 
Juicy Fruit
Today, that reputation extends beyond gum and across a broadening array of Wrigley confections including mints, candies and lollipops. 
eclipse
We are committed to weaving Wrigley brands into the fabric of EVERYDAY LIFE AROUND THE WORLD and continuing to delight consumers for generations to come.

financial highlights*

	2005	2004

Net Sales	$4,159,306	$3,648,592
Net Earnings	$517,252	$492,954
Per Share of Common Stock (diluted)	$2.29	$2.19
Dividends Paid	$241,669	$207,803
Per Share of Common Stock	$1.075	$.925
Additions to Property, Plant and Equipment	$281,769	$220,322
Stockholders’ Equity	$2,214,422	$2,178,684
Return on Average Equity	23.5%	24.7%
Stockholders of Record at Close of Year	41,105	41,376
Dilutive Shares Outstanding	225,827	225,473

*In thousands of dollars and shares, except per share amounts and stockholders of record.

For additional historical financial data see page 32.

to our stockholders
and the Worldwide Wrigley Team:

In 2005, the Wrigley Company delivered record performance while making strategic moves that will help put us in a position to deliver sustainable growth for decades to come. We assess the long-term impact of everything we do, whether it’s how we prioritize opportunities and investments, build enduring brands or evaluate results. At the same time, we execute with excellence and with a sense of urgency everyday to win in the marketplace and expand our presence in the broader confections arena.

This past year, we advanced several key initiatives that are enhancing our agility and flexibility while strengthening our ability to deliver growth to future generations of stockholders. These initiatives included a successful acquisition, significant progress on restructuring our global supply chain organization and the opening of our new Wrigley Global Innovation Center.

We achieved these milestones in a year in which we delivered double-digit gains in volume and revenue growth, moving us above the $4 billion threshold in annual sales for the first time in the history of our Company. We also delivered a 10 percent increase in earnings per share, excluding restructuring charges associated with our supply chain realignment.

Building for the future while delivering excellence in the marketplace creates value for our consumers, our retail customers and our stockholders – and we remain committed to this strategy.

Building Brands with Staying Power

Growing our core gum business is our number one priority, and Wrigley gum brands enjoyed strong growth in shipments and retail sales and increased point-of-sale presence around the world this year. We are equally encouraged by the consumer and retailer responses to our diversification into new confectionery segments including mints, sugarfree drops, lollipops and revitalizing menthol candies.

Boomer, Pim Pom and Solano brands, purchased in April 2004, continued to add value and diversity to our confectionery portfolio this year. We are pleased with their contribution to date, and while these brands represent a relatively small portion of our overall business, they have contributed to the growth and diversity of our product lines in important geographies including India, China and Spain.

The combined success of our existing gum and non-gum confections generated approximately half of our 16 percent volume gain this year. The other half of the increase came from our strategic acquisition of Altoids, Life Savers, Creme Savers, and Sugus brands, which closed at mid-year.

The addition of these brands has accelerated our growth, diversification and presence in confections and changed the face of our brand portfolio. Financing the acquisition with long-term debt also changed the face of our balance sheet. We were very pleased to secure long-term interest rates at near historic lows and demand for our bond offering demonstrated marketplace confidence in our fiscal discipline and ability to return value on our investment.

•

Business processes and systems supporting order taking, shipping and billing were fully integrated in an amazing fifty-one days following the close without any disruption to our retail and distribution partners.

•	Within 90 days we began to sell Sugus candies in new geographies including Vietnam and Malaysia.

•	In the six short months we’ve owned Altoids mints, the benefit of Wrigley’s sales and front-end expertise turned a slight retail sales decline in 2004 to a positive trend in 2005.

•	Product innovation efforts began immediately, and before year’s end, we launched several exciting new candies including Creme Savers Tropicals,

“Innovation is the lifeblood of our Company – it impacts everything we do and helps us work faster and smarter.”

Integration of people, brands, facilities and processes is always a major undertaking. Our success to date, however, reflects our growing experience and capabilities in acquisitions, our robust technical and business systems and the commitment and passion of our Wrigley team. I am proud to share with you some of the progress we have made thus far:

•	Our first integrated national sales team meeting was held 30 days after closing the deal and helped facilitate a smooth transition at the retail level.
Life Savers Gummy Sours and Altoids Mango Sours. Early results for these items are on track, and we’re enthusiastic about their potential part of our confectionery portfolio.

chewing gum

1893	1975

In its first 82 years, Wrigley made its mark with only four brands of chewing gum. Since then, the Wrigley portfolio of major brands and new confections has grown at an accelerating pace through both innovation and acquisition.

1991	All brands represented are trademarks owned by the Wm. Wrigley Jr. Company	2005

Wrigley’s focus on delivering generational growth has accelerated earnings growth and stockholder returns since 1923, when the Company was first listed on the New York Stock Exchange.

Earnings

Average annual increase for each multi-year period*

Total Stockholder Return

Average annual increase for each multi-year period*

At Wrigley, our investments in brand support, innovation capabilities, sales and distribution infrastructure, and best-in-class merchandising have enabled us to build world-class brands for well over 100 years. We are confident that this long-standing strategy will help us maximize the potential of our newly acquired brands.

Realigning to Support our Future

Our plans for continued expansion in confections necessitate the periodic review of our total business, including our processes, systems and structure.

To this end, we realigned our marketing and innovation teams around product benefit platforms in a way that enhances cross-functional and cross-regional collaboration. This has resulted in more rapid knowledge transfer of consumer needs, marketplace trends, and new opportunities for our business.

Additionally, in 2005, we completed a comprehensive assessment of our global supply chain network. This assessment resulted in a plan to increase the flexibility, efficiency and optimization of all of our manufacturing resources, and to enhance the integration of newly acquired production facilities. This plan also required us to make some very difficult decisions about the future of several Wrigley manufacturing facilities, in particular, the decision to close our Chicago chewing gum factory and the L.A. Dreyfus gum base operation in Edison, New Jersey.

*Periods represented: 1923-1954, 1954-1985 and 1985-2005

Given the heritage of these plants and the remarkable contributions made by generations of our associates, I would like to take this opportunity to publicly thank our people at both locations for the gracious manner in which they have responded to our decisions.  In the face of significant personal and professional change, these associates continue to demonstrate a depth of character and resilience that makes me proud to be affiliated with them.  Their actions and attitudes since the announcement will serve as a model of our values for generations to come.

our local business grows. Our ability to manufacture within the region will significantly advance our opportunities in Latin America, a geography where Wrigley has been underrepresented. Although competition has enjoyed a significant foothold in this marketplace, we have made solid progress this past year and now represent just over 9 percent of retail gum sales in Mexico – an increase of 30 percent over the prior year.

All of these changes ultimately enable us to deliver products with more meaningful benefits and greater

“We are moving at an accelerated pace and, yet, our associates continue to amaze as they achieve new levels of success and personal development.”

While change such as this is always difficult, the Wrigley Company has worked diligently to manage this transition with the trust, dignity and respect that has been a hallmark of our organization.  It’s important to note that this realignment is a reality of our growth and diversification within the confections category.  While restructuring charges will have a short-term negative impact on earnings, this new structure will support our expanded scope and enable us to deliver value to the business and our stockholders in the years to come.

Another initiative that supports our long-term goals is the completion of our new factory in Silao, Mexico, which will supply the Latin American marketplace as value to the consumer, improve retail trade relationships, and make us a more efficient, agile organization.

Building a Home for Creativity and Inspiration

Innovation is the lifeblood of our Company – it impacts everything we do and helps us work faster and smarter. Our new Global Innovation Center (GIC) is a physical manifestation of our commitment to innovation and one of the outcomes of several years of accelerated investment.

The GIC is more than just new laboratories for research and development.  It is a state-of-the-art facility that will help shape the future of our business. To our associates, it is a special place where our people can find inspiration, collaborate in a high-technology environment, exchange new ideas, and share knowledge.

Our investment in innovation has led to a dramatic increase in the percentage of our sales that come from new products over the last several years. But, in our view, the best measure of successful new product development is not the quantity but the quality. At Wrigley, building brands isn’t about rushing into the marketplace with as many concepts as possible. It’s about introducing quality products that delight consumers and can thrive for generations. We aren’t looking for the newest fad, but for products that will deliver superior quality and value to consumers and will become part of the fabric of everyday life around the world.

Competition is also healthy for Wrigley. As a leader, it sharpens our edge and fuels our drive to win…and we are winning. Looking at the big picture, this past year, we grew retail sales versus our primary competitor in three quarters of the 40 countries where we both compete. In the United States, our biggest single marketplace, we continue to increase our presence and reach in retail gum sales with a business that is more than two and a half times the size of our nearest competitor.

Despite our strong worldwide presence, we are far from complacent. We track competitive movements with vigilance, and we are fast to adapt to consumer, retail and competitive trends with strategic responses to opportunities and challenges.

“Healthy competition, new product news and increased brand support have helped drive growth in the overall gum category – the fastest-growing segment of confections.”

Competing Worldwide

The environment in which we do business has always been competitive. Healthy competition, new product news and increased brand support drive growth in the overall gum category – the fastest growing segment of confections.

The key for us when executing in the marketplace is to focus on healthy growth, building the equity of our brands and developing a lasting presence in every geography where we compete.  We do not look for trendy gimmicks or quick fixes.  Short-term strategies are not in the long-term interests of our company, our brands or our stockholders.

Through its successful acquisition in 2005, Wrigley added key brands that are rich in both heritage and consumer appeal.

Our agility and far-reaching view of the business landscape applies not only to competitors, but to managing costs. Fluctuations in costs are a fact of life in business, and while no company is insulated from them, it is our responsibility to manage them as effectively as possible.  We take pride in our successful track record of effectively managing economic swings that impact the price of ingredients, equipment, and resources without sacrificing quality or value.

We maximize the use of our resources through our enterprise-wide SAP platform. We employ cost-effective purchasing programs for ingredients and packaging. We institute programs like “Lean Manufacturing” that empower our associates to improve processes and procedures in our Supply Chain organization. Programs like these help us deliver quality products at a low cost while delivering healthy margins and creating competitive advantages.

Achieving healthy top-line growth while managing costs helps us win in the marketplace today, while building an enduring, profitable business for tomorrow.

Winning as a Team

We believe in setting ambitious goals… embracing change… taking measured risk… and challenging ourselves to remain driven and energized.  That’s the Wrigley Way and our worldwide associates bring it to life every day.  Our Executive Leadership Team focuses on removing obstacles and providing the necessary tools to achieve our business goals, while helping each individual reach his or her true potential.

ALTOIDS

More than 200 years ago, a London confectionery firm perfected a recipe for exceptionally strong peppermint oil lozenges. They were called Altoids, and for well over a century were promoted as a stomach calmative. Today, Altoids mints’ irreverent, quirky personality has made Altoids Peppermint tins the #1 mint in the U.S.

LIFE SAVERS

Life Savers were invented in 1912 by a Cleveland chocolate maker who wanted a sweet product that wouldn’t melt in the summer heat. He created a peppermint hard candy in the shape of a life preserver. Fruit flavors in the iconic 5 Flavor roll were introduced in 1936. Life Savers great-tasting flavors and unique candy-with-the-hole shape have established it as the #1 brand across non-chocolate candy and mints. The brand is now available in over 140 countries.

CREME SAVERS

The Creme Savers brand was launched in 1998 as a distinctive, premium fruit & creme swirled candy and it quickly became the #1 dairy hard candy brand. Today this delicious product combination continues to provide a uniquely irresistible experience to consumers and is available in 11 different flavor varieties.

SUGUS

Sugus, the “original chewy candy,” was introduced in 1929 in Switzerland. Today the brand is sold in over a dozen countries; primarily in Europe and Asia. Sugus is Wrigley’s first chewy candy brand and comes in a variety of individually wrapped delicious fruit flavors.

Programs like our Leadership Academy help prepare our people to be strong Wrigley leaders who drive our business while enhancing our unique culture. Our marketing and sales colleges help associates in these roles develop skills and capabilities so that they can do more than execute their jobs – they can excel in them. Manager training teaches our associates how to create a positive and productive work environment, while Legal Compliance training assures that we all have the knowledge we need to be protectors of our Company and our reputation. Team-building activities, including opportunities to volunteer in our communities and annual sponsorship of our Chicago-based Wrigley Start Early Run against child abuse, help bring us together as an organization and demonstrate our values.

We are moving at an accelerated pace and, yet, our associates continue to amaze as they achieve new levels of success and personal development. We are pleased that we have been able to provide an environment that fosters this advancement for our team and that our Company was recognized for the second consecutive year by FORTUNE’S “100 Best Places to Work” in the United States.

I’d like to extend my sincere gratitude to all of our global associates for their unwavering commitment to our growth objectives, as well as to the values that have made Wrigley such a unique place to work for over 100 years.

Continuing the Momentum

Since Wrigley first listed on the New York Stock Exchange in 1923, four generations of my family and Wrigley associates have worked together to deliver attractive results - including this year’s record performance. What has driven these results is our clarity of vision, consistency in execution against our long-term business strategy, and our resilience and flexibility in addressing today’s trends and opportunities in the marketplace.

You can see the result of our commitment in the generations of consumers who love Wrigley brands…generations of sales growth and profitability…and generations of investors who have passed their faith in us on to their children and grandchildren.

The accomplishments and investments of this year reflect Wrigley’s steadfast focus on the future and our ability to strengthen our position in today’s confections category. While our business is becoming increasingly complex and dynamic, our commitment to generational growth will continue to guide us as we make strategic decisions and investments that will create lasting value.

I’d like to extend my deep appreciation to our Board of Directors for their valuable counsel, contributions and insights this past year. They remain an integral part of our broader leadership team, and they drive us to even greater performance year after year.

Finally, I’d like to thank you – our stockholders – for your ongoing confidence in all of us at the Wrigley Company and for the trust and faith you place in us by investing in our future.

Sincerely,

William Wrigley, Jr.
Chairman, President and Chief Executive Officer

Left to right: Howard Bernick; John F. Bard; John Rau; William Wrigley, Jr.; Steven B. Sample; Melinda R. Rich; Richard K. Smucker; Thomas A. Knowlton and Alex Shumate.

Board of Directors

WILLIAM WRIGLEY, JR.	THOMAS A. KNOWLTON	STEVEN B. SAMPLE

Director of the Company since 1988
Joined the Wm. Wrigley Jr. Company in 1985
Chairman of the Board since 2004, President and Chief Executive Officer since 1999
Senior Vice President (1999)
Vice President (1991-1999)

Director of the Company since 1996
Dean-Faculty of Business, Ryerson University, since 2000 (Retired June, 2005)
Executive Vice President, Kellogg Company (1992-1998)
President, Kellogg North America (1994-1998)

Director of the Company since 1997 President, University of Southern California, since 1991 Director, Unova, Inc. Director, AMCAP Fund, Inc. Director, American Mutual Fund, Inc.

JOHN F. BARD	JOHN RAU	ALEX SHUMATE

Director of the Company since 1999
Executive Vice President, Wm. Wrigley Jr. Company (1999-2000)
Senior Vice President, Wm. Wrigley Jr. Company
(1991-1999)
Director, Weight Watchers International, Inc.
Director, Hollinger International, Inc.

Director of the Company since 2005
President and Chief Executive officer of Miami Corporation since 2002, and Director since 2003
Director, BorgWarner Inc.
Director, Nicor, Inc.
Director, First Industrial Reality Trust, Inc.

Director of the Company since 1998
Joined law firm of Squire, Sanders & Dempsey in 1988
Managing Partner of the Columbus Office since 1991
Director, Nationwide Financial Services, Inc.
Director, Cincinnati Bell, Inc.

HOWARD BERNICK	MELINDA R. RICH	RICHARD K. SMUCKER
Director of the Company since 2001 Joined Alberto-Culver Company in 1977 President and Chief Executive Officer since 1994, and Director since 1986

Director of the Company since 1999
Joined Rich Products Corp. in 1986
Executive Vice President of Innovation since 1997, and Director since 1998
President, Rich Entertainment Group, since 1994
Director, M & T Bank Corp. (Buffalo, NY)

Director of the Company since 1988
Joined The J. M. Smucker Company in 1972
Chief Financial Officer (2003-2004)
Co-CEO since 2001
President since 1987
Director since 1975
Director, Sherwin-Williams Company

Committees of the Board of Directors

AUDIT	COMPENSATION	CORPORATE GOVERNANCE
Richard K. Smucker, Chairman	Thomas A. Knowlton, Chairman	Melinda R. Rich, Chairman
Howard B. Bernick	Howard Bernick	John F. Bard
John Rau	Steven B. Sample	John Rau
Alex Shumate	Alex Shumate	Steven B. Sample

creating new coo

Wrigley Global Innovation Center

NEW
mints
DOUBLEMINT
twins
NEW
mints
DOUBLEMINT
twins

CALLARD & BOWSER
ALTOIDS
CURIOUSLY STRONG
MANGO SOURS
PRESS

ÚJ
Wrigley's
Airwaves
active

In confections, consumers want to be surprised and delighted again and again. Wrigley meets these consumer desires with innovative new products and brand extensions across gum, mints and candies. This year’s opening of the Global Innovation center will continue to feed the spark of creativity and fun that helps bring great new products to consumers around the world.

Airwaves, with its revitalizing quality and energizing mentholated flavors, is sold primarily in Europe and Asia. This past year, Airwaves Active with Guarana was launched across 14 European countries, building on the brand’s well-established equity with an even more energizing offering. In the U.S., Doublemint Twins mints became the first new product introduction from the Doublemint brand in more than 90 years – giving consumers a new and exciting way to enjoy the same Doublemint flavor that they grew up with in a delicious new mint. New Altoids Mango Sours pack a sweet and sour one-two punch that can only be rivaled by the juiciest mangos. This curiously strong item began shipping in December of 2005 and is one of the first innovations from our newly acquired confectionery brands.

delighting consum

Słodkoowocowa
NOWOŚ
WRIGLEY'S
Juicy Fruit
Juicy Fruit

Wrigley's
Extra
Drops
Licorice
SUGARFREE
DENTAL PASTILLES
Great taste for healthy teeth

Airwaves
DROPS
Airwaves
DROPS

¡NUEVO!
eclipse

Wrigley brands are available in more than 180 countries – representing approximately 97 percent of the global population. The world in which our millions of consumers live is very diverse, but fundamental requirements like quality and great taste span borders and oceans. Tailoring, benefits, flavors, packaging and consumer communication to meet local needs makes Wrigley brands even more meaningful and relevant.

In Mexico, outreach to teen consumers has helped Wrigley build sales of brands like Juicy Fruit and Winterfresh and lay the foundation for the launch of sugarfree Eclipse. In Europe, cutting edge promotions reflect the unique and energetic brand profile of Airwaves and have engaged a new generation with Juicy Fruit. In Sweden, where licorice is a favorite, Wrigley’s Extra Drop soffer consumers a “licorice” candy that’s good for your teeth — while programs in China, help increase awareness about the dental benefits of sugarfree gums like Extra. In addition, the new Wrigley Science Institute is investigating additional health and wellness benefits that chewing gum may deliver to consumers.

we're here, there
ever

Moscow, Russia

BOOMER

粒装口香糖
WRIGLEY'S
DOUBLEMINT
CHEWING GUM
约40粒装

LIFESAVERS
5 FLAVOR

Consumer relevance is vital in creating demand for Wrigley brands. Equally important is making sure that consumers can find our products – wherever they may live and regardless of whether they buy their confections from a huge hyper-market, a convenience store or the street vendor at the corner. Wrigley’s innovative merchandising increases the accessibility of our products and provides value to retailers.

In 2005, creative in-store displays highlighted successful new bottle packaging for Extra and Doublemint in Asia and promoted awareness and incremental sales opportunities. Wrigley Germany marked its 50th anniversary with fun and engaging limited edition product packaging available through select supermarkets. Single piece items, like Boomer and Hubba Bubba bubble gum and Pim Pom or Ta Ta lollipops, promoted variety and affordability, particularly in geographies like China, India, Russia and Spain. Prominent placement and impressive shelf impact also helped differentiate high-end brands like Orbit in the U.S. and drive impulse sales at the checkout. New incremental distribution opportunities at the front of the store and through key retail channels are also expected to help grow the Altoids and Life Savers brands.

Elected Officers

WILLIAM WRIGLEY, JR.	DONALD E. BALSTER	IGOR SAVELIEV
Chairman of the Board, President	Vice President	Vice President and Managing Director
and Chief Executive Officer	— Manufacturing	— East/Central Europe

RONALD V. WATERS	FRANK BIRKEL	ALAN J. SCHNEIDER
Chief Operating Officer	Vice President and Managing Director	Vice President and Treasurer
— West Europe

PETER R. HEMPSTEAD	VINCENT C. BONICA	DENIS SCHREY
Senior Vice President	Vice President	Vice President and Managing Director
— Worldwide Strategy and	— Worldwide Gum Base Operations	— North Europe
New Business

SURINDER KUMAR	DONAGH HERLIHY	RALPH P. SCOZZAFAVA
Senior Vice President and	Vice President and	Vice President and Managing Director
Chief Innovation Officer	Chief Information Officer	— North America/Pacific

DUSHAN PETROVICH	PHILIP C. JOHNSON	TAWFIK SHARKASI
Senior Vice President and	Vice President	Vice President
Chief Administrative Officer	— People, Learning and Development	— Research & Development

DARRELL R. SPLITHOFF	SHAUN KIM	SAMSON SUEN
Senior Vice President	Vice President	Vice President and Managing Director
— Worldwide Supply Chain	— Worldwide Engineering	— China
(Retired Effective January, 2006)

REUBEN GAMORAN	PATRICK D. MITCHELL	MICHAEL F. WONG
Vice President and	Vice President	Vice President
Chief Financial Officer	— Worldwide Procurement	— Managing Director — Asia

HOWARD MALOVANY	JON ORVING	A. RORY FINLAY
Vice President, Secretary	Vice President	General Manager
and General Counsel	— Nordic	— New Confectionery Brands

JOHN ADAMS	STEFAN PFANDER
Vice President	Vice President and Chairman
— Manufacturing International	— Europe
(Retired Effective January, 2006)

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

overview

The Wm. Wrigley Jr. Company (the Company) achieved double digit volume and sales growth in 2005 compared to 2004. Diluted earnings per share were $2.29, up 5%, including a charge of $0.12 per share related to the announced plans to restructure the North America production network as well as the slightly dilutive impact of the Company’s acquisition, which closed as of June 26, 2005, of the Altoids, Life Savers, Creme Savers and Sugus brands (new confectionery brands).

Strong volume growth pushed global sales over $4,000,000 for the first time in Company history. Sales increases were primarily driven by worldwide shipment growth of 16%. The solid performance of the Company’s core gum and confectionery businesses across most regions and the acquisition of the new confectionery brands drove the increased volume. The North America region benefited the most from the new confectionery brands, along with strong volume growth of Orbit and Orbit White. The EMEAI region (principally Europe) experienced good volume performances in Eastern and Central Europe. The Asia region experienced strong volume growth in China and throughout the region. Other Geographic Regions (the Pacific and Latin America regions) experienced strong volume growth primarily due to higher shipments in Mexico.

In June 2005, the Company announced plans to restructure its North America production network in order to maximize manufacturing efficiencies.  The Company’s restructuring costs consist primarily of enhanced early retirement programs, employee severance, and accelerated depreciation resulting from decreased useful lives of certain assets.  In 2005, the Company recorded a $40,223 restructuring charge to earnings. The remaining restructuring charges of approximately $55,700 are expected to be substantially expensed in 2006.

In 2005, currency continued to have a positive impact on net earnings and earnings per share. On a diluted per share basis, translation of stronger foreign currencies, across all regions, to a weaker U.S. dollar contributed $0.05 of the $0.10 increase from 2004. The Company maintains a strong global presence; therefore, future exchange rate fluctuations will continue to impact the results of operations.

As the Company continues to expand both the depth and breadth of its product offerings, its primary competitors remain the same. These competitors include Cadbury and Mars on a global basis and Lotte and Perfetti in the Asia and EMEAI regions, respectively. Within this competitive environment, the Company is committed to achieving generational growth. This long-term view is driven by supporting brands through creative advertising and marketing campaigns, focusing on merchandising and selling efforts, introducing new products and optimizing manufacturing capabilities.

results of operations

Net Sales

2005 vs. 2004

Consolidated net sales for 2005 increased $510,714 or 14% from 2004. Higher worldwide shipments increased net sales approximately 13%. The recent acquisition of the new confectionery brands increased net sales 5%. First quarter 2005 net sales of Boomer, Solano, Pim Pom and Ta Ta (Joyco Group products), which were not included in 2004 first quarter results, contributed approximately 1% of the net sales growth. The remaining volume growth, across all regions, increased net sales 7%. Translation of stronger foreign currencies, primarily in Europe, to the weaker U.S. dollar increased net sales by approximately 1%. New products accounted for approximately 17% of net sales in 2005.

North America 2005 net sales increased $255,353 or 20% from 2004. Higher shipment volume in the U.S. and Canada increased net sales by 19%. In the U.S., volume growth was driven by the new confectionery brands, which contributed 14% to net sales. The remaining volume growth, which contributed 5% to net sales, was led by Orbit, Orbit White, and Extra in the U.S. and Excel and Extra in Canada. North America net sales increased approximately 1% as a result of translation of the stronger Canadian dollar to a weaker U.S. dollar.

EMEAI 2005 net sales increased $132,498 or 8% from 2004. Overall shipments increased net sales by 6%, including 1% from the 2005 first quarter net sales of Joyco Group products, which were not included in 2004 first quarter results.  The remaining volume growth, which contributed 5% to net sales, was led by growth in Russia and the Ukraine.  Favorable product mix increased net sales 1%.  Lastly, translation of stronger Central European currencies, primarily the Polish zloty, Czech koruna, and Ukraine hryvania, to a weaker U.S. dollar increased net sales approximately 1%.

Asia 2005 net sales increased $104,522 or 26% from 2004. Overall shipments increased net sales 21%, including approximately 3% from the 2005 first quarter net sales of Joyco Group products, which were not included in 2004 first quarter results.  The remaining volume growth, which contributed 18% to net sales, was mainly due to double digit growth across most of the region, including China. Favorable product mix, due to higher sales of Extra in China, increased net sales by 3%. Translation of a stronger Chinese renminbi and New Taiwan dollar to a weaker U.S. dollar increased net sales approximately 2%.

Other Geographic Regions 2005 net sales increased $8,126 or 5% from 2004. Higher volume in Mexico increased net sales by 3%. Unfavorable product mix, primarily in the Latin America region, decreased net sales by 1%. Translation of the stronger Australian dollar to a weaker U.S. dollar increased net sales approximately 3%.

2004 vs. 2003

Consolidated net sales for 2004 increased $579,504 or 19% from 2003. Higher worldwide shipments, including the introduction of new products and the impact of the Joyco Group acquisition, which closed on April 1, 2004, increased net sales by 11%. Favorable product mix increased net sales by 2%, while selected sales price changes increased net sales by 1%. Translation of foreign currencies to a weaker U.S. dollar increased reported net sales by approximately 5%. New products accounted for approximately 19% of net sales in 2004.

North America 2004 net sales increased $105,933 or 9% from 2003. Higher shipment volume in the U.S. and Canada increased net sales by 2%. Favorable product mix increased net sales 6%, mainly due to increased sales of Eclipse, Orbit, and Juicy Fruit pellets in the U.S. Finally, North America net sales increased 1% as a result of translation of the stronger Canadian dollar to a weaker U.S. dollar.

EMEAI 2004 net sales increased $330,621 or 23% from 2003. Overall shipments increased net sales by 14%, including 7% from the sales of Joyco Group products. The remaining 7% volume increase to net sales was led by growth in Russia and the Ukraine as well as the U.K. and Spain. Selected sales price changes increased net sales by 1%. Lastly, translation of stronger European currencies, primarily the Euro, British pound and Polish zloty, to a weaker U.S. dollar increased net sales by 8%.

Asia 2004 net sales increased $79,223 or 25% from 2003. Overall higher shipments increased net sales by 21%, including 8% from the sales of Joyco Group products. The remaining 13% volume related increase was due to growth in China, Vietnam and Taiwan, reflecting in part a rebound from the 2003 SARS outbreak. Favorable product mix increased net sales by 3% primarily due to increased sales of Extra in China and the introduction of Airwaves Drops in Taiwan. Lastly, translation of a stronger New Taiwan dollar to a weaker U.S. dollar increased net sales by 1%.

Other Geographic Regions 2004 net sales increased $30,173 or 24% from 2003. Higher volume in Australia and Mexico increased net sales by 16%. Unfavorable product mix, primarily in the Latin America region, decreased net sales by 4%. Translation of the stronger Australian and New Zealand dollars to a weaker U.S. dollar increased net sales by 12%.

Operating Income

The following table presents components of operating income as a percentage of net sales. Other expense reported in merchandising and promotion includes brand research and royalty fees.

	2005	2004	2003

Gross Profit	54.2%	55.7%	56.9%

Selling, General and Administrative:
Advertising	(11.0)%	(12.0)%	(12.1)%
Merchandising and Promotion/Other	(5.7)%	(6.0)%	(6.2)%
Selling and Other Marketing	(10.2)%	(9.7)%	(9.6)%
General and Administrative	(8.6)%	(8.3)%	(7.8)%

Total Selling, General and Administrative*	(35.6)%	(36.0)%	(35.8)%

Operating Income*	18.7%	19.7%	21.2%

* May not total due to rounding

2005 vs. 2004

Consolidated 2005 operating income increased $56,117 or 8% from 2004. Across all regions, translation of foreign currencies to a weaker U.S. dollar increased operating income approximately 2%. Gross profit increased $222,529 or 11% from 2004 due to higher volume and the impact of exchange. Gross profit as a percentage of net sales decreased 1.5 percentage points compared to 2004. Restructuring charges decreased gross profit margin 1.0 percentage point. Lower profit margins on the new confectionery brands were partially offset by lower product cost in the Company’s core business. Translation of stronger foreign currencies increased gross profit approximately 2%. Selling, general and administrative (SG&A) expense increased $166,412 or 13% from 2004 primarily due to the new confectionery brands, higher selling expense in the EMEAI region, increased brand support in Asia, and foreign exchange. Translation of stronger foreign currencies to a weaker U.S. dollar increased SG&A expense approximately 1%.

North America 2005 operating income increased $35,745 or 10% from 2004. The translation of a stronger Canadian dollar to a weaker U.S. dollar increased operating income approximately 1%. Gross profit increased $83,641 or 12% from 2004 due to higher volume and the impact of exchange partially offset by restructuring charges. Gross profit as a percentage of sales decreased 3.5 percentage points, including a 2.1 percentage point impact from restructuring charges. Lower profit margins on the new confectionery brands also contributed to the overall decrease. Translation of a stronger Canadian dollar increased gross profit approximately 1%. SG&A expense increased $47,896 or 14% primarily due to investment in selling infrastructure and brand support related to the purchase of the new confectionery brands. The impact of foreign exchange increased SG&A expense approximately 1%.

EMEAI 2005 operating income increased $48,293 or 11% from 2004. The translation of stronger European currencies to a weaker U.S. dollar increased operating income approximately 2%. Gross profit increased $89,006 or 8% from 2004 due to higher volume, improved gross profit margin, and the impact of exchange. Gross profit as a percentage of sales increased 0.5 percentage points primarily due to improved profit margins in France, as a result of beginning direct sales to retail customers thereby reducing distribution costs. Translation of stronger European currencies increased gross profit approximately 2%. SG&A expense increased $40,713 or 7% mainly due to higher selling expense in France in support of the new direct sales operations and the impact of 2005 first quarter expense from Joyco Group operations, which were not included in 2004 first quarter results. The impact of foreign exchange increased SG&A expense approximately 1%.

Asia 2005 operating income increased $30,445 or 31% from 2004. The translation of stronger currencies to the U.S. dollar increased operating income approximately 2%. Gross profit increased $59,010 or 25% from 2004 due to higher volume and the impact of exchange. Gross profit as a percentage of sales decreased 0.3 percentage points primarily due to unfavorable product mix in China, partially offset by lower product costs. Translation of a stronger Chinese renminbi and New Taiwan dollar increased gross profit approximately 2%. SG&A expense increased $28,565 or 21% mainly due to higher brand support in China and the impact of 2005 first quarter Joyco Group operations, which were not included in 2004 first quarter results. The impact of foreign exchange increased SG&A expense approximately 2%.

Other Geographic Regions 2005 operating income decreased $10,585 or 36% from 2004. The translation of a stronger Australian dollar to the U.S. dollar increased operating income approximately 4%. Gross profit decreased $7,182 or 10% from 2004 due to unfavorable product mix, primarily in the Latin America region, offset by the favorable impact of exchange. Gross profit as a percentage of sales decreased 6.8 percentage points due to unfavorable product mix and costs related to starting up the Silao, Mexico factory.  Translation of a stronger Australian dollar to the U.S. dollar increased gross profit approximately 3%. SG&A expense increased $3,403 or 8% primarily due to increased brand support in Mexico. The impact of foreign exchange increased SG&A expense approximately 3%.

All Other 2005 operating expense increased $47,781 or 25% from 2004. The increase was primarily due to higher innovation spending, including research and development, as well as restructuring charges related to the pending closure of the L.A. Dreyfus gum base operation.

2004 vs. 2003

Consolidated 2004 operating income increased $70,857 or 11% from 2003. Across all regions, the translation of stronger foreign currencies to a weaker U.S. dollar increased operating income approximately 7%. Gross profit increased $286,703 or 16% from 2003 due to higher volume and the impact of exchange, offset by lower gross profit margins. Gross profit as a percentage of net sales decreased 1.2 percentage points primarily due to Joyco Group’s lower profit margin product portfolio. Translation of stronger foreign currencies increased gross profit approximately 5%. SG&A expense increased $215,846 or 20% from 2003 mainly due to higher costs across all regions, the impact of the Joyco Group operations, and foreign exchange. Translation of stronger foreign currencies to a weaker U.S. dollar increased SG&A expense approximately 5%.

North America 2004 operating income increased $31,968 or 10% from 2003. The translation of a stronger Canadian dollar to a weaker U.S. dollar increased operating income approximately 1%. Gross profit increased $41,376 or 6% from 2003 due to higher volume and the impact of exchange offset by lower gross profit margins. Gross profit as a percentage of net sales decreased 1.3 percentage points primarily due to higher product costs and charges related to an early retirement program for certain employees at U.S. factories. Translation of a stronger Canadian dollar increased gross profit approximately 1%. SG&A expense increased $9,408 or 3% from 2003 primarily due to higher advertising costs offset by lower merchandising and promotion (M&P) expense in the U.S. The impact of foreign exchange increased SG&A expense by approximately 1%.

EMEAI operating income increased $52,364 or 13% from 2003. The translation of stronger European currencies to the U.S. dollar increased operating income approximately 9%. Gross profit was up $196,357 or 23% compared to 2003, primarily due to higher shipments and the impact of exchange, offset by slightly lower gross profit margins. Gross profit as a percentage of net sales decreased slightly as Joyco Group’s lower margin product portfolio was mostly offset by favorable product mix. Translation of stronger European currencies to the U.S. dollar increased gross profit approximately 9%. SG&A expense increased $143,993 or 30% from 2003 mainly due to the impact of foreign exchange and the Joyco Group operations. In addition, higher selling expense in Russia and France, in support of improved sales infrastructure, and higher advertising and M&P spending in Russia, Germany and France contributed to the increase. The impact of foreign exchange increased SG&A expense approximately 9%.

Asia operating income increased $8,492 or 9% from 2003. The translation of a stronger New Taiwan dollar to the U.S. dollar increased operating income approximately 1%. Gross profit was up $36,244 or 18% from 2003 due to higher shipments, offset by lower gross profit margins. Gross profit as a percentage of net sales decreased 3.1 percentage points primarily due to Joyco Group’s lower profit margin product portfolio.  Translation of a stronger New Taiwan dollar increased gross profit approximately 1%. SG&A expense increased $27,752 or 26% from 2003 primarily due to increased advertising and M&P in China and the impact of the Joyco Group operations. The impact of foreign exchange increased SG&A expense approximately 1%.

Other Geographic Regions 2004 operating income decreased $5,355 or 15% from 2003. The translation of stronger Australian and New Zealand dollars to the U.S. dollar increased operating income approximately 12%. Gross profit increased $7,414 or 11% from 2003 primarily due to higher volume and the impact of exchange, offset by unfavorable product mix. Translation of foreign exchange increased gross profit approximately 12%. SG&A expense increased $12,769 or 39% from 2003 primarily due to higher general administrative expense and advertising expense in support of the Mexico business. The impact of foreign exchange increased SG&A expense approximately 12%.

All Other 2004 operating expense increased $16,612 or 10% from 2003. The increase in expense was primarily due to increased research and development, as well as expenses related to the Joyco Group integration.

Interest Expense

Interest expense in 2005 was $31,648, up $27,769 from 2004. The increase was primarily due to the Company’s issuance of long-term debt and commercial paper used to fund the acquisition of certain confectionery assets from Kraft Foods Global, Inc.

Interest expense in 2004 was $3,879, compared to $1,724 in 2003. The increase was mainly due to interest expense on the use of the Company’s line of credit to fund the acquisition of certain confectionery businesses of the Joyco Group.

Other Income

Other income in 2005 was $9,972, compared to $4,156 in 2004. The increase was primarily due to higher income from investments and a realized gain on marketable equity securities, offset by the donation of these securities to the Wrigley Foundation.

Other income in 2004 was $4,156, compared to $3,903 in 2003. The increase was due to higher income from investments partially offset by the absence of 2003 gains from the sale of certain marketable securities and a loss on land held for sale.

Income Taxes

Income taxes in 2005 were $237,408, up $9,866 or 4% from 2004, which primarily reflected an increase in pretax earnings of $34,164 or 5%. The consolidated effective tax rate decreased slightly to approximately 31.5% in 2005 from approximately 31.6% in 2004.

Income taxes in 2004 were $227,542, up $21,895 or 11% from 2003, which primarily reflected an increase in pretax earnings of $68,955 or 11%. The consolidated effective tax rates were approximately 31.6% for both 2004 and 2003.

liquidity and capital resources

Operating Cash Flow and Current Ratio

Net cash provided by operating activities was $757,646 in 2005 compared to $724,507 in 2004 and $645,495 in 2003. The increase from 2004 was primarily due to reduced levels of working capital and increased net earnings in 2005 compared to 2004, partially offset by an increase in pension and post-retirement plan contributions of $23,800. The increase in 2004 compared to 2003 was primarily due to reduced levels of working capital and increased net earnings in 2004 compared to 2003, partially offset by an increase in pension and post-retirement plan contributions of $36,000. The Company had a current ratio (current assets divided by current liabilities) in excess of 1.3 to 1 at December 31, 2005 and in excess of 2.0 to 1 at December 31, 2004. The decrease was primarily due to reduced cash balances resulting from partial repayments of debt and repurchases of Company Common Stock.

Additions to Property, Plant and Equipment

Capital expenditures in 2005 were $281,769, an increase of $61,447 from 2004. The increase was primarily due to higher spending on worldwide capacity, including the opening of the Silao, Mexico factory. Capital expenditures in 2004 were $220,322, an increase of $63 from 2003. The increase was due to spending on the Company’s new innovation facility in excess of spending on factory expansion in 2003. Additions to property, plant and equipment are expected to increase in 2006 and are planned to be funded from the Company’s cash flow from operations.

Share Repurchases

In 2005, the Company repurchased 3,388 shares totaling $231,998, including 3,382 shares totaling $231,610 under the Board of Directors authorized Share Repurchase Program and 6 shares totaling $388 under the shareholder approved Management Incentive Plan (MIP). In 2004, the Company repurchased 1,435 shares totaling $84,985, including 1,433 shares totaling $84,895 under the Board of Directors authorized Share Repurchase Program and 2 shares totaling $90 under the MIP. At December 31, 2005, $128,733 was available for repurchase under the Share Repurchase Program.

On August 18, 2004, the Company’s Board of Directors authorized future share repurchases of up to $300,000. The authorization was in addition to the January 28, 2004 authorization by the Company’s Board of Directors to repurchase shares up to $100,000.

Long-Term Debt

On July 14, 2005, the Company issued $1,000,000 of senior unsecured notes under the shelf registration filed on March 1, 2005. The senior note offering included $500,000 of five-year notes maturing on July 15, 2010, bearing a coupon interest rate of 4.30% and $500,000 of ten-year notes maturing on July 15, 2015, bearing a coupon interest rate of 4.65%. Interest is payable semi-annually on January 15th and July 15th. The net proceeds were used to repay $993,500 of the $1,350,000 of commercial paper issued on June 27, 2005 in connection with the Company’s acquisition of certain confectionery assets from Kraft Foods Global, Inc. At December 31, 2005 the fair value of the senior notes, based on market quotes, was $977,070.

Concurrent with the issuance of the senior notes, swap rate lock hedging agreements were settled for a loss of $11,400. This loss is being amortized over the lives of the senior notes.

Also on July 14, 2005, the Company entered into an agreement for a $600,000 five-year credit facility maturing in July 2010. The Company intends to use this credit facility primarily to support commercial paper. However, the Company may also draw on the facility for general corporate purposes. Under certain conditions, the Company may request an increase in aggregate commitment under this credit facility, not to exceed a total of $1,000,000. This credit facility requires maintenance of certain financial conditions, with which, at December 31, 2005, the Company was compliant. The Company had no borrowings outstanding under the credit facility at December 31, 2005. At December 31, 2005, $100,000 of commercial paper was outstanding bearing interest at 4.19%.

On July 14, 2005, the Company terminated its $300,000 unsecured line of credit, which was originally entered into to finance a portion of the acquisition of certain confectionery businesses of the Joyco Group.

Additional External Capital Resources

On March 1, 2005, the Company filed a shelf registration prospectus (Form S-3) with the SEC that would allow the Company to issue, from time to time, debt securities, which may be senior debt securities or subordinated debt securities, preferred stock, common stock, warrants, stock purchase contracts or stock purchase units. The aggregate initial offering price of all securities sold by the Company under the prospectus shall not exceed $2,000,000. With the issuance of $1,000,000 of senior notes in July 2005, the Company has $1,000,000 remaining under the shelf registration prospectus.

Contractual Obligations

The Company enters into arrangements that obligate it to make future payments under contracts such as debt, leases and unconditional purchase obligations. The Company enters into these arrangements in the normal course of business in order to ensure adequate levels of cash funding, raw materials, office and warehousing space and machinery, equipment or services for significant capital projects. Debt obligations, which include senior notes and commercial paper, are recognized as liabilities in the Company’s Consolidated Balance Sheet at December 31, 2005. Operating lease obligations and unconditional purchase obligations, which primarily relate to anticipated raw material requirements for 2006, are not recognized as liabilities in the Company’s Consolidated Balance Sheet in accordance with generally accepted accounting principles.

A summary of the Company’s contractual obligations at December 31, 2005 is as follows:

PAYMENTS DUE BY PERIOD

Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	Thereafter

Debt	$1,100,000	100,000	—	500,000	500,000
Interest on Senior Notes	340,000	44,750	89,500	89,500	116,250
Operating Leases	113,033	23,396	40,368	21,221	28,048
Purchase Obligations	944,463	801,053	139,017	4,393	—

Total	$2,497,496	969,199	268,885	615,114	644,298

Additionally, the Company has no contractual obligations with related parties which may materially affect the Company’s results of operations, cash flows or financial condition.

other matters

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are discussed in the Notes to the Consolidated Financial Statements. The application of certain policies requires significant judgments or an estimation process that can affect the results of operations, financial position and cash flows of the Company, as well as the related footnote disclosures. The Company bases its estimates on historical experience and other assumptions, as discussed below, that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company’s results of operations for the period in which the actual amounts become known. The accounting policies and estimates with the greatest potential to have a significant impact on the Company’s operating results, financial position, cash flows and footnote disclosures are as follows:

Marketing and Promotional Programs —The Company’s significant marketing and promotional programs include introductory allowances, promotional and performance allowances, slotting fees and coupon redemption costs and are recorded as reductions of revenue. The Company enters into promotional arrangements, primarily with its retail customers, many of which require periodic payments based on estimated annual purchases of the Company’s products. Therefore, the Company is required to estimate these future purchases on a routine basis in order to properly account for these payments. In addition, the Company routinely commits to one-time promotional programs with customers that require the Company to estimate the ultimate cost of each promotional program and accrue that cost until paid. The Company tracks its commitments for promotional programs and, using historical experience, estimates and records an accrual at the end of each period for the earned, but unpaid, costs of promotional programs. While actual amounts paid may differ from these estimates, management believes that its estimates of promotional accruals fairly represent future requirements.

Allowance for Doubtful Accounts — In the normal course of business, the Company extends credit to customers that satisfy pre-defined credit criteria. An allowance for doubtful accounts, which is reported as part of accounts receivable, is determined through an analysis of the aging of accounts receivable, assessments of collectibility based on historical trends, assessment of customer credit worthiness, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of accounts receivable could differ from management’s estimates due to changes in future economic or industry conditions or specific customers’ financial condition.

Valuation of Long-lived Assets — Long-lived assets, primarily property, plant and equipment, are reviewed for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Company’s Consolidated Balance Sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, and economic conditions.

Pension and Other Post-Retirement Plan Benefits —The Company sponsors pension and other post-retirement plans in various forms covering substantially all employees in the U.S. as well as employees in certain other countries who meet eligibility requirements. Independent actuaries perform the required calculations to determine pension and other post-retirement plan cost, in accordance with accounting principles generally accepted in the U.S. Several statistical and other factors which attempt to anticipate future events are used in calculating the cost and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future employee compensation increases and trends in health care costs. In addition, the Company also uses actuarial assumptions such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may impact the amount of pension and post-retirement liability and cost recorded by the Company.

In 2006, the Company will decrease the long-term rate of return assumption for the assets in its U.S. plans from 8.50% to 8.25%. Additionally, the discount rate to determine pension cost for the U.S. plans will decrease from 5.75% to 5.50%. The Company expects 2006 U.S. pension cost to increase approximately $1,000, excluding $22,000 of cost recognized in 2005 associated with restructuring activities.

Income Taxes — Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. U.S. federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable, but not on the portion that is considered to be permanently invested in foreign subsidiaries. The Company, along with third-party advisers, periodically reviews assumptions and estimates of the Company’s probable tax obligations using historical experience in tax jurisdictions and informed judgments.

Goodwill and Other Intangible Assets — The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standard (SFAS) No.142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No.142, a review of goodwill is conducted annually to test for impairment. The impairment test is a two step process. The first step compares the fair value of each reporting unit to its carrying value. The Company’s reporting units are consistent with the reportable segments identified in the Notes to the Consolidated Financial Statements. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and requires no further testing. If the carrying value of the net assets assigned to that reporting unit exceeds the fair value of the reporting unit, the Company must perform the second step of the impairment test to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss is recorded equal to the difference. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include projected revenue growth rates, operating margins, capital expenditures and related depreciation to calculate estimated cash flows. In addition, certain judgments and assumptions are made in allocating shared assets and liabilities to determine the carrying values of reporting units. The Company’s goodwill impairment testing, which was performed during the fourth quarter of 2005, did not result in an impairment charge.

Other intangible assets consist primarily of customer relationships, patents, licenses and trademarks. Except for indefinite lived trademarks, these assets are amortized on a straight-line basis over their estimated useful lives of five to seventeen years. Trademarks determined to have indefinite lives are not amortized, but rather are tested annually for impairment or whenever events indicate there may be a potential risk of impairment. The Company measures impairment by comparing the discounted expected cash flows attributable to the trademark to its carrying value. Similar to goodwill, the use of projected discounted cash flows involves certain judgments and assumptions. The Company’s other intangible asset impairment testing did not result in an impairment charge in 2005.

Restructuring — The Company accounts for its restructuring plans, which primarily include severance and employee related benefit costs and costs to consolidate or close facilities, under the provisions of SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” The Company evaluates accelerated depreciation under the provisions of SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company estimates the expense for these plans, which are approved by senior management, by accumulating detailed estimates for each element of the restructuring. This includes the estimated costs of employee severance and related benefits, accelerated depreciation of property, plant and equipment, other contractual obligations, and any other qualifying exit costs related to the plan. These estimated costs are grouped by specific projects within the overall plan and are then monitored regularly by corporate finance personnel, as well as by finance personnel at each affected location. Such costs represent management’s best estimate, but require assumptions about the restructuring that may change over time. Estimates are evaluated periodically to determine if a change is required. The Company’s estimate of current restructuring activities is described in the Notes to the Consolidated Financial Statements.

Market Risk

Inherent in the Company’s operations are certain market risks related to changes in foreign currency exchange rates, interest rates, and the equity markets. Changes in these factors could cause fluctuations in the Company’s net earnings, cash flows, and to the fair values of market risk sensitive financial instruments. In the normal course of business, the Company identifies these risks and mitigates their financial impact through its corporate policies and hedging activities. The Company’s hedging activities include the use of derivative financial instruments. The Company uses derivatives only when the hedge is highly effective and does not use them for trading or speculative purposes. The counterparties to the hedging activities are highly rated financial institutions. Additional information regarding the Company’s use of financial instruments is included in the Notes to the Consolidated Financial Statements.

Foreign Exchange Risk — The Company’s primary area of market risk is foreign currency exchange rate risk. The Company is exposed to fluctuations in foreign currency primarily in the translation of foreign currency earnings to U.S. dollars, cash flows related to inventory purchases and sales and the value of foreign currency investments in subsidiaries. The Company’s primary exchange rate exposure is with the Euro, British pound, Polish zloty and the Canadian and Australian dollars against the U.S. dollar and the Polish zloty against the Euro. The Company enters into foreign currency exchange contracts to facilitate managing foreign currency risk related to inventory purchases and sales, and investments in foreign subsidiaries. All contracts have been designated as hedges of anticipated foreign currency transactions, transactional exposures, or the value of foreign currency investments in subsidiaries.

The following table summarizes the foreign currency forward exchange contracts held at December 31, 2005. All contracts are valued in U.S. dollars using December 31, 2005 exchange rates and expire on or before December 31, 2006. Average contractual exchange rates are based on the currency received.

Contract Description	Contract Amount	Average Contractual Exchange Rate

Receive CAD/Sell USD	$126,915	1.18
Receive EUR/Sell USD	113,702.82
Receive USD/Sell CAD	74,222.84
Receive PLN/Sell EUR	64,214	4.13
Receive EUR/Sell GBP	36,494	1.42
Receive USD/Sell EUR	30,642	1.23
Receive USD/Sell MXN	18,845.09
Receive GBP/Sell EUR	16,304.69
Receive USD/Sell PLN	14,863.30
Receive EUR/Sell CZK	13,884.03
Receive USD/Sell GBP	10,344	1.81
Receive USD/Sell AUD	8,697.75
Receive AUD/Sell NZD	8,054.92
Receive EUR/Sell AUD	7,607.61
Receive EUR/Sell ILS	7,221.17
Receive EUR/Sell CHF	6,381.65
Receive EUR/Sell SKK	5,871.03
Receive USD/Sell RMB	4,730.12
Receive USD/Sell TWD	4,614.03
Receive EUR/Sell NOK	3,859.12
Receive EUR/Sell HUF	3,625.0038
Receive EUR/Sell TWD	2,502.02
Receive GBP/Sell USD	1,782.58
Receive EUR/Sell SEK	1,418.11
Receive GBP/Sell SEK	1,005.08
Receive GBP/Sell AUD	309.41

Total forward exchange contracts outstanding as of December 31, 2005 were $588,104.

The Company’s strategy for the use of derivative financial instruments in managing foreign currency exchange rate exposures described previously is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations and the market effects on foreign currency exchange rates. The Company’s derivative instruments are highly effective as hedges of the underlying cash flow, fair value or net investments. Therefore, any reasonably possible near-term changes in market rates do not result in material near-term impact on future earnings, fair values, or cash flows.

Interest Rate Risk — The fair value of the Company’s cash and short-term investment portfolio at December 31, 2005, approximates carrying value. Exposure to interest rate risk on the Company’s long-term debt is mitigated because it carries a fixed coupon rate of interest. Market risk, as measured by the change in fair value resulting from a hypothetical ten percent change in interest rates, is not material. A hypothetical 100 basis point increase in short-term interest rates would increase the Company’s interest expense by approximately $1,000. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company’s financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at December 31, 2005, the market value of the Company’s debt, in aggregate, would increase by approximately $50,000.

Other Market Risks — The Company’s exposure to equity price risk would not a have a significant impact on future earnings, fair value or cash flows.

Forward-Looking Statements

This report and any documents incorporated by reference may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21 E of the Exchange Act. Statements and financial disclosure that are not historical facts are forward looking statements within the meaning of such regulations, as well as the Private Securities Litigation Reform Act of 1995. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on current beliefs of management as well as assumptions made by, and information currently available to us. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate.

Forward-looking statements involve a number of risks and uncertainties that could cause actual results to vary. Significant factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

•

In those countries where we maintain market leadership in the chewing gum segment, our ability to retain preferred retail space allocation will impact results, and if we are not able to retain this allocation, our results could be negatively impacted.

•	Failure to maintain the availability, pricing and sourcing of raw materials could negatively impact results.

•	We market our products to different segments of the population. Failure to adequately anticipate and react to changing demographics and product preferences could negatively impact results.

•	Both manufacturing and sales of a significant portion of our products are outside the U.S. and could be negatively impacted by volatile foreign currencies and geographies.

•

We compete worldwide with other well-established manufacturers of confectionery products, including chewing gum. Our results may be negatively impacted by a failure of new or existing products to be favorably received, by ineffective advertising, or by failure to sufficiently counter aggressive competitive actions.

•	Underutilization of or inadequate manufacturing capacity due to unanticipated movements in consumer demands could negatively impact manufacturing efficiencies and costs.

•	Discounting and other competitive actions may make it more difficult for us to maintain our operating margins.

•

Governmental regulations with respect to import duties, tariffs, taxes and environmental controls, both in and outside the U.S., could negatively impact our costs and ability to compete in domestic or foreign market places.

•	To the extent we would experience any material labor stoppages, such disputes or strikes could negatively affect shipments from suppliers or shipments of finished product.

•	Our ability to successfully integrate certain confectionery assets of Kraft Foods Global, Inc. could cause actual results to differ from anticipated results or expectations.

•

While the countries in which we operate tend to be politically, socially and economically stable, to the extent there is political or social unrest, civil war, terrorism or significant economic instability, the results of our business in such countries could be negatively impacted.

Additional significant factors that may affect the Company’s operations, performance, development and business results include the risks and uncertainties described above, those listed from time to time in the Company’s filings with the Securities and Exchange Commission and the risk factors or uncertainties listed herein or listed in any document incorporated by reference herein.

The factors identified above are believed to be significant factors, but not necessarily all of the significant factors, that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material effects on us. All forward-looking statements included in this report and in the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statements. Except as required by law, we undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Quarterly Data

In thousands of dollars except per share amounts

Consolidated Results

	Net Sales	Gross Profit	Net Earnings	Net Earnings Per Share (Diluted)

2005
First Quarter	$950,390	537,633	131,014	0.58
Second Quarter	1,040,184	594,371	162,444	0.72
Third Quarter	1,062,388	570,266	129,718	0.57
Fourth Quarter	1,106,344	553,634	94,076	0.42

Total	$4,159,306	2,255,904	517,252	2.29

2004
First Quarter	$812,151	457,046	110,983	0.49
Second Quarter	957,906	538,790	139,205	0.62
Third Quarter	916,675	507,525	125,776	0.56
Fourth Quarter	961,860	530,014	116,990	0.52

Total	$3,648,592	2,033,375	492,954	2.19

Note:

The 2005 and 2004 quarterly consolidated results of operations include the impact of the acquisition of certain confectionery businesses of the Joyco Group on April 1, 2004.The 2005 quarterly results of operations include the impact of the acquisition of certain confectionery assets from Kraft Foods Global Inc., on June 26, 2005.The 2005 third and fourth quarters include restructuring charges related to the Company’s North America production network.

Market Prices

Although there is no established public trading market for the Company’s Class B Common Stock, these shares are at all times convertible into shares of Common Stock on a one-for-one basis and are entitled to identical dividend payments. The Common Stock of the Company is listed and traded on the New York and Chicago Stock Exchanges. The table below presents the closing high and low sales prices for the two most recent years on the New York Stock Exchange.

	2005 High	2005 Low	2004 High	2004 Low

First Quarter	$70.65	63.88	59.63	55.23
Second Quarter	69.70	63.51	63.86	58.66
Third Quarter	72.08	67.49	63.72	59.78
Fourth Quarter	72.75	66.49	69.73	62.20

Dividends

The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class B Common Stock for the two most recent years. Dividends declared in a quarter are paid in the following quarter.

	2005	2004

First Quarter	$.28	.235
Second Quarter	.28	.235
Third Quarter	.28	.235
Fourth Quarter	.28	.235

Total	$1.12	.940

Selected Financial Data

In thousands of dollars and shares, except per share amounts, stockholders of record and employees

Operating Data

	2005	2004	2003	2002

Net Sales	$4,159,306	3,648,592	3,069,088	2,746,318
Cost of Sales	1,863,179	1,615,217	1,322,416	1,186,685
Income Taxes	237,408	227,542	205,647	181,896
Net Earnings (1)	517,252	492,954	445,894	401,525
Per Share of Common Stock (diluted)	2.29	2.19	1.98	1.78
Dividends Paid	241,669	207,803	194,633	181,232
Per Share of Common Stock	1.075	.925	.865	.805
As a Percent of Net Earnings	47%	42%	44%	45%
Dividends Declared Per Share of Common Stock	1.12	.940	.880	.820
Average Shares Outstanding	224,771	224,637	224,963	225,145

	2001	2000	1999	1998	1997	1996	1995

Net Sales	2,401,419	2,126,114	2,045,227	1,990,286	1,923,963	1,835,987	1,754,931
Cost of Sales	1,030,129	932,802	923,631	894,988	892,751	859,414	820,478
Income Taxes	164,380	150,370	136,247	136,378	122,614	128,840	126,492
Net Earnings (1)	362,986	328,942	308,183	304,501	271,626	230,272	223,739
Per Share of Common Stock (diluted)	1.61	1.45	1.33	1.31	1.17	.99	.96
Dividends Paid	167,922	159,138	153,812	150,835	135,680	118,308	111,401
Per Share of Common Stock	.745	.701	.664	.650	.585	.510	.480
As a Percent of Net Earnings	46%	48%	50%	50%	50%	51%	50%
Dividends Declared Per Share of Common Stock	.760	.701	.740	.655	.595	.510	.495
Average Shares Outstanding	225,349	227,037	231,722	231,928	231,928	231,966	232,132

(1)

2005 includes restructuring charges of $27,553 or $0.12 per share related to the North America production network; 1998 includes factory closure net gain of $6,763 or $0.03 per share, and 1997 and 1996 include factory closure net costs of $2,145 or $0.01 per share and $12,990 or $0.06 per share, respectively.

Note:	On April 1, 2004 the Company acquired certain confectionery businesses of the Joyco Group and as of June 26, 2005 acquired certain confectionery assets from Kraft Foods Global Inc.

Other Financial Data

	2005	2004	2003	2002

Net Property, Plant and Equipment	$1,282,412	1,142,620	956,180	836,110
Total Assets	4,460,201	3,166,703	2,527,371	2,108,296
Working Capital	325,283	787,940	825,797	620,205
Debt (2)	1,100,000	90,000	—	—
Stockholders’ Equity	2,214,422	2,178,684	1,820,821	1,522,576
Return on Average Equity	23.5%	24.7%	26.7%	28.7%
Stockholders of Record at Close of Year	41,105	41,376	40,954	40,534
Employees at Close of Year	14,300	14,800	12,000	11,250
Market Price of Stock
High	72.75	69.73	58.90	58.90
Low	63.51	55.23	51.05	44.21

	2001	2000	1999	1998	1997	1996	1995

Net Property, Plant and Equipment	684,379	607,034	599,140	520,090	430,474	388,149	347,491
Total Assets	1,777,793	1,574,740	1,547,745	1,520,855	1,343,126	1,233,543	1,099,219
Working Capital	581,519	540,505	551,921	624,546	571,857	511,272	458,683
Debt (2)	—	—	—	—	—	—	—
Stockholders’ Equity	1,276,197	1,132,897	1,138,775	1,157,032	985,379	897,431	796,852
Return on Average Equity	30.1%	29.0%	26.8%	28.4%	28.9%	27.2%	30.1%
Stockholders of Record at Close of Year	38,701	37,781	38,626	38,052	36,587	34,951	28,959
Employees at Close of Year	10,800	9,800	9,300	9,200	8,200	7,800	7,300
Market Price of Stock
High	53.30	48.31	50.31	52.16	41.03	31.44	27.00
Low	42.94	29.94	33.25	35.47	27.28	24.19	21.44

(2)

2005 includes issuance of long-term debt and commercial paper used to fund the acquisition of certain confectionery assets from Kraft Foods Global, Inc. 2004 includes the line of credit used to fund the acquisition of certain confectionery businesses of the Joyco Group.

Note:	On April 1, 2004 the Company acquired certain confectionery businesses of the Joyco Group and as of June 26, 2005 acquired certain confectionery assets from Kraft Foods Global Inc.

Management’s Report on Internal Control Over Financial Reporting

Management of the Wm. Wrigley Jr. Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page 35.

WM. WRIGLEY JR. COMPANY

Chicago, Illinois
February 3, 2006

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Wm. Wrigley Jr. Company (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2005 and 2004 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 and our report dated February 3, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 3, 2006

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company:

We have audited the accompanying consolidated balance sheets of the Wm. Wrigley Jr. Company (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 3, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois February 3, 2006

Consolidated Statement of Earnings

In thousands of dollars except per share amounts

	2005	2004	2003

EARNINGS
Net sales	$4,159,306	3,648,592	3,069,088
Cost of sales	1,863,179	1,615,217	1,322,416
Restructuring charges	40,223	—	—

Gross profit	2,255,904	2,033,375	1,746,672
Selling, general and administrative expense	1,479,568	1,313,156	1,097,310

Operating income	776,336	720,219	649,362
Interest expense	(31,648)	(3,879)	(1,724)
Other income	9,972	4,156	3,903

Earnings before income taxes	754,660	720,496	651,541
Income taxes	237,408	227,542	205,647

Net earnings	$517,252	492,954	445,894

PER SHARE AMOUNTS
Net earnings per share of Common Stock (basic)	$2.30	2.19	1.98
Net earnings per share of Common Stock (diluted)	$2.29	2.19	1.98

Dividends paid per share of Common Stock	$1.075	.925	.865

See accompanying accounting policies and notes.

Consolidated Balance Sheet

In thousands of dollars

	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$257,704	628,553
Short-term investments, at amortized cost	1,100	22,764
Accounts receivable (less allowance for doubtful accounts: 2005 - $8,013; 2004 - $11,682)	412,931	356,389
Inventories:
Finished goods	213,915	135,527
Raw materials, work in process and supplies	287,810	262,580

	501,725	398,107
Other current assets	93,903	65,336
Deferred income taxes - current	38,731	34,761

Total current assets	1,306,094	1,505,910
Marketable equity securities, at fair value	—	16,970
Deferred charges and other assets	285,392	250,158
Deferred income taxes - noncurrent	80,979	40,239
Goodwill	1,094,219	168,495
Other intangibles	411,105	42,311
Property, plant and equipment, at cost:
Land	55,882	53,209
Buildings and building equipment	647,479	555,375
Machinery and equipment	1,629,231	1,464,903

	2,332,592	2,073,487
Less accumulated depreciation	1,050,180	930,867

Net property, plant and equipment	1,282,412	1,142,620

TOTAL ASSETS	$4,460,201	3,166,703

In thousands of dollars and shares

	2005	2004

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$—	90,000
Current portion of long-term debt and commercial paper	100,000	—
Accounts payable	312,954	216,764
Accrued expenses	412,164	270,898
Interest payable	20,510	338
Dividends payable	62,459	52,821
Income and other taxes payable	62,596	76,554
Deferred income taxes - current	10,128	10,595

Total current liabilities	980,811	717,970
Deferred income taxes - noncurrent	110,687	88,112
Other noncurrent liabilities	154,281	181,937
Long-term debt	1,000,000	—

Total liabilities	2,245,779	988,019
Stockholders’ equity:
Preferred Stock - no par value
Authorized: 20,000 shares
Issued: None
Common Stock - no par value
Common Stock
Authorized: 2005 - 1,000,000 shares; 2004 - 400,000 shares
Issued: 2005 - 199,230 shares; 2004 - 198,930 shares	13,274	13,254
Class B Common Stock - convertible
Authorized: 2005 - 300,000 shares; 2004 - 80,000 shares
Issued and outstanding: 2005 - 33,211 shares; 2004 - 33,511 shares	2,222	2,242
Additional paid-in capital	37,760	17,764
Retained earnings	2,702,947	2,435,838
Common Stock in treasury, at cost (2005 - 9,631 shares; 2004 - 7,670 shares)	(513,763)	(346,087)
Accumulated other comprehensive income (loss):
Foreign currency translation adjustment	(27,633)	44,936
Gain (loss) on derivative contracts	(385)	758
Unrealized holding gains on marketable equity securities	—	9,979

	(28,018)	55,673

Total stockholders’ equity	2,214,422	2,178,684

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,460,201	3,166,703

See accompanying accounting policies and notes.

Consolidated Statement of Cash Flows

In thousands of dollars

	2005	2004	2003

OPERATING ACTIVITIES
Net earnings	$517,252	492,954	445,894
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	175,285	141,851	120,040
Loss on retirements of property, plant and equipment	11,714	12,417	15,510
(Increase) Decrease in:
Accounts receivable	(80,686)	25,706	9,718
Inventories	(67,676)	(3,213)	(11,426)
Other current assets	(30,791)	8,937	(16,195)
Deferred charges and other assets	11,519	(48,911)	(2,244)
Increase (Decrease) in:
Accounts payable	106,044	43,013	27,442
Accrued expenses	106,234	43,257	23,972
Interest payable	20,172	338	—
Income and other taxes payable	3,363	(6,070)	9,011
Deferred income taxes	6,344	(7,014)	7,947
Other noncurrent liabilities	(21,128)	21,242	15,826

Net cash provided by operating activities	757,646	724,507	645,495
INVESTING ACTIVITIES
Additions to property, plant and equipment	(281,769)	(220,322)	(220,259)
Proceeds from retirements of property, plant and equipment	10,127	2,468	8,581
Acquisitions, net of cash acquired	(1,437,428)	(264,477)	—
Purchases of short-term investments	(7,484)	(40,464)	(43,369)
Maturities of short-term investments	29,148	40,453	48,077

Net cash used in investing activities	(1,687,406)	(482,342)	(206,970)
FINANCING ACTIVITIES
Dividends paid	(241,669)	(207,803)	(194,633)
Common Stock purchased, net	(165,896)	(28,409)	(22,532)
Debt issuance costs	(16,375)	—	—
Borrowings (repayments) under the line of credit	(90,000)	90,000	—
Borrowings from commercial paper, net	100,000	—	—
Borrowings from long-term debt	1,000,000	—	—

Net cash provided by (used in) financing activities	586,060	(146,212)	(217,165)
Effect of exchange rate changes on cash and cash equivalents	(27,149)	27,383	4,581

Net increase (decrease) in cash and cash equivalents	(370,849)	123,336	225,941
Cash and cash equivalents at beginning of year	628,553	505,217	279,276

Cash and cash equivalents at end of year	$257,704	628,553	505,217

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$249,824	234,800	192,646

Interest paid	$8,752	3,541	1,724

Interest and dividends received	$15,711	11,871	9,621

See accompanying accounting policies and notes.

Consolidated Statement of Stockholders’ Equity

In thousands of dollars and shares

	Common Shares Outstanding	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Common Stock In Treasury	Accumulated Other Compre- hensive Income	Stock- holders’ Equity

BALANCE DECEMBER 31, 2002	183,513	$12,719	2,777	4,209	1,902,990	(297,156)	(102,963)	1,522,576

Net earnings					445,894			445,894
Changes in other comprehensive income:
Foreign currency translation adjustments, net of $305 tax expense							69,611	69,611
Unrealized holding loss on marketable equity securities, net of $394 tax benefit							(732)	(732)
Loss on derivative contracts, net of $401 tax benefit							(1,049)	(1,049)

Total comprehensive income								513,724
Dividends to shareholders					(197,966)			(197,966)
Treasury share purchases	(822)					(44,842)		(44,842)
Options exercised and stock awards granted	626			973		21,548		22,521
Tax benefit related to stock options exercised				3,160				3,160
Conversion from Class B Common to Common	1,066	71	(71)					—
ESOP tax benefit					1,648			1,648

BALANCE DECEMBER 31, 2003	184,383	$12,790	2,706	8,342	2,152,566	(320,450)	(35,133)	1,820,821

Net earnings					492,954			492,954
Changes in other comprehensive income:
Foreign currency translation adjustments, net of $1,624 tax benefit							87,628	87,628
Unrealized holding gain on marketable equity securities, net of $278 tax expense							518	518
Gain on derivative contracts, net of $1,229 tax expense							2,660	2,660

Total comprehensive income								583,760
Dividends to shareholders					(211,155)			(211,155)
Treasury share purchases	(1,435)					(84,985)		(84,985)
Options exercised and stock awards granted	1,346			1,384		59,348		60,732
Tax benefit related to stock options exercised				8,038				8,038
Conversion from Class B Common to Common	6,966	464	(464)					—
ESOP tax benefit					1,473			1,473

BALANCE DECEMBER 31, 2004	191,260	$13,254	2,242	17,764	2,435,838	(346,087)	55,673	2,178,684

Net earnings					517,252			517,252
Changes in other comprehensive income:
Foreign currency translation adjustments, net of $1,767 tax expense							(72,569)	(72,569)
Unrealized holding loss on marketable equity securities, net of $565 tax benefit							(1,051)	(1,051)
Realized gain on donation of marketable equity securities, net of $4,807 tax benefit							(8,928)	(8,928)
Loss on derivative contracts, net of $528 tax benefit							(1,143)	(1,143)

Total comprehensive income								433,561
Dividends to shareholders					(251,405)			(251,405)
Treasury share purchases	(3,388)					(231,998)		(231,998)
Options exercised and stock awards granted	1,427			10,611		64,322		74,933
Tax benefit related to stock options exercised				9,385				9,385
Conversion from Class B Common to Common	300	20	(20)					—
ESOP tax benefit					1,262			1,262

BALANCE DECEMBER 31, 2005	189,599	$13,274	2,222	37,760	2,702,947	(513,763)	(28,018)	2,214,422

See accompanying accounting policies and notes.

Accounting Policies and Notes to Consolidated Financial Statements

Dollar and share amounts in thousands except per share figures or where otherwise noted

description of business

The principal business of the Wm. Wrigley Jr. Company (the Company) is manufacturing and marketing gum and other confectionery products worldwide. All other businesses constitute less than 10% of combined revenues, operating income and identifiable assets.

basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and any majority-owned investments. Intercompany balances and transactions have been eliminated. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues, expenses and certain financial statement disclosures. Actual results may vary from those estimates. Additionally, certain amounts reported in 2003 and 2004 have been reclassified to conform to the 2005 presentation.

summary of significant accounting policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Accounts Receivable

In the normal course of business, the Company extends credit to customers that satisfy pre-defined credit criteria. The Company believes that it has limited concentration of credit risk due to the diversity of its customer base. Accounts receivable, as shown on the Consolidated Balance Sheet are net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company monitors the collectibility of its accounts receivable on an ongoing basis by analyzing the aging of its accounts receivable, assessing the credit worthiness of its customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks.

Inventories

Inventories are valued at cost on a last-in, first-out (LIFO) basis for U.S. associated companies and at the lower of cost (principally first-in, first-out basis) or market for non-U.S. associated companies. Inventories consist of materials, labor and overhead associated with the production process. Inventories totaled $501,725 and $398,107 at December 31, 2005 and 2004, respectively, including $214,978 and $137,471 respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $3,050 lower and $1,952 higher than reported at December 31, 2005 and 2004, respectively.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, “Inventory Costs.” SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 151 will have a material impact on its results of operations.

Derivative Financial Instruments

The Company accounts for all derivatives in accordance with SFAS No. 133, “Accounting for Derivatives and Hedging Activities,” as amended. All derivatives are recognized on the Consolidated Balance Sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or Other Comprehensive Income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in Other Comprehensive Income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period.

Property, Plant and Equipment

Land, building and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the respective assets: buildings and building equipment — 12 to 50 years; machinery and equipment — 3 to 20 years. Expenditures for new property, plant and equipment and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When property is retired or otherwise disposed, the cost and related depreciation are removed from the accounts and any related gains or losses are included in net earnings.

Impairment of Long-Lived Assets

The Company reviews long-lived assets on at least an annual basis to determine if there are indicators of impairment. When indicators of impairment are present, the Company evaluates the carrying value of the long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company adjusts the net book value of the underlying assets to fair value if the sum of the expected future cash flows is less than book value.

Pension and Other Post-Retirement Plan Benefits

Pension and other post-retirement plan benefits are expensed as applicable employees earn such benefits. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, and future health care costs. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with pension and other post-retirement plan benefits.

Foreign Currency Translation

The Company has determined that the functional currency for each associated company, except for certain Eastern European entities, is its local currency. Some Eastern European entities use the U.S. dollar as their functional currency, as a significant portion of their businesses are indexed to the U.S. dollar. The Company translates the results of operations of its foreign associated companies at the average exchange rates during the respective periods. Foreign currency denominated assets and liabilities are translated into U.S. dollars at exchange rates in effect at the respective balance sheet dates, resulting in foreign currency translation adjustments. Foreign currency translation adjustments are recorded as a separate component of Accumulated Other Comprehensive Income within Stockholders’ Equity.

Revenue Recognition

Revenue from product sales is recognized when title passes to the customer. Revenue is recorded net of promotional and other allowances, payment discounts and sales returns, which are recognized as a reduction of revenue at the time of sale or based on the timing of specific promotions.

Distribution Costs

The Company classifies distribution costs, including shipping and handling costs, as Cost of Sales.

Advertising

The Company expenses all advertising costs in the year incurred. Advertising expense was $457,709 in 2005, $436,148 in 2004 and $371,274 in 2003.

Research and Development

All expenditures for research and development are charged against earnings in the year incurred. Research and development expense, recorded in selling, general and administrative expense, was $42,571 in 2005, $34,621 in 2004 and $28,268 in 2003.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion (APB) No. 25,”Accounting for Stock Issued to Employees” and related interpretations in accounting for stock-based compensation plans. APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. Under current practice, the Company discloses the pro forma impact to net earnings for the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Included in the pro forma table is the impact of stock options for certain non-retirement eligible employees, retirement eligible employees, and retired employees. The Company’s practice for retirement eligible employees is identical to non- retirement eligible employees. Upon the Company’s adoption of SFAS No. 123(R) “Share Based Payment” the practice for retirement eligible employees will change to reflect the vesting terms of stock options granted subsequent to January 1, 2006 taking into account retirement eligibility. For the current periods, such change in accounting for retirement eligible employees would have no material impact on pro forma results. The table on the following page illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation plans.

	2005	2004	2003

Net Earnings as Reported	$517,252	492,954	445,894
Add: Stock-based Compensation Expense Included in Earnings, Net of Tax	17,345	13,831	11,930
Deduct: Total Stock-based Compensation Expense Determined Under Fair Value Method for All Awards, Net of Tax	34,689	27,400	26,461

Pro Forma Net Earnings	$499,908	479,385	431,363

Pro Forma Basic and Diluted Earnings Per Share
As Reported – Basic	$2.30	2.19	1.98
As Reported – Diluted	$2.29	2.19	1.98
Pro Forma – Basic	$2.22	2.13	1.92
Pro Forma – Diluted	$2.21	2.13	1.91

The Company’s stock-based compensation plans are discussed further on page 50.

Income Taxes

Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. U.S. federal income taxes are provided on the portion of the income of foreign associated companies that is expected to be remitted to the U.S. and be taxable, but not on the portion that is considered to be permanently invested in the foreign subsidiaries.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law, which provided for a special one-time tax deduction for certain foreign earnings repatriated in 2005. In 2005, pursuant to the Act, the Company repatriated $286,000.The incremental income tax expense due to this repatriation was $5,500 net of U.S. deferred taxes previously provided on these foreign earnings.

Earnings Per Share

Basic earnings per share are computed based on the weighted-average number of common shares outstanding, excluding any dilutive effects of stock options. Dilutive earnings per share are computed based on the weighted-average number of common shares outstanding plus the dilutive effect of stock options. The dilutive effect of stock options is calculated under the treasury stock method using the average market price for the period. Earnings per share are calculated as follows:

	2005	2004	2003

Net Earnings	$517,252	492,954	445,894
Basic Shares Outstanding	224,771	224,637	224,963
Effect of Dilutive Securities – Stock Options	1,056	836	553

Dilutive Common Stock	225,827	225,473	225,516

Net Earnings Per Share
Basic	$2.30	2.19	1.98
Diluted	$2.29	2.19	1.98

recently issued accounting pronouncements

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004),”Share-Based Payment,” which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends SFAS No.95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

On April 14, 2005, the U.S. Securities and Exchange Commission announced a deferral of the effective date of SFAS No. 123(R) for calendar year companies until the first quarter of 2006.The Company will adopt SFAS No. 123(R) in the first quarter of 2006 under the modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the APB No. 25 intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R) fair value method will have an impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. Had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share on page 43. SFAS No. 123(R) also requires the benefits of  tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow. This  requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amounts of operating cash flows recognized in prior periods for such excess tax deductions for stock option exercises were $9,385, $8,038, and $3,160 in 2005, 2004 and 2003, respectively.

investments in debt and equity securities

The Company’s investments in debt securities, which typically mature in one year or less, are held to maturity and are valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 2005 and December 31, 2004 were $1,100 and $1,217 for other debt securities, respectively and $21,547 for municipal securities at December 31, 2004.The average yield of municipal securities held at December 31, 2004 was 1.79%.

During 2005, the Company donated its marketable equity securities to the Wrigley Foundation and realized a gain of $13,735, which was recorded in Other Income. Prior to the donation, the Company’s investments in marketable equity securities were held for an indefinite period.  Application of SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities,” resulted in unrealized holding gains of $15,351 at December 31, 2004. Unrealized holding gains, net of the related tax effect, of $9,979 at December 31, 2004 are included as a component of Accumulated Other Comprehensive Income in Stockholders’ Equity.

deferred charges and other assets

Deferred charges and other assets included prepaid pension assets of $107,300 and $92,500 and deferred compensation assets of $79,800 and $76,600 at December 31, 2005 and 2004, respectively.

goodwill and other intangibles

The Company accounts for intangible assets in accordance with SFAS No.142, “Goodwill and Other Intangible Assets.” In accordance with the statement, goodwill and intangible assets with indefinite lives are not amortized, but rather are tested for impairment at least annually. Intangible assets with estimable lives are amortized on a straight-line basis over their estimated useful lives of five to seventeen years. Goodwill increased primarily due to the acquisition of certain confectionery assets from Kraft Foods Global Inc. Of the total 2005 goodwill, $844,189, $210,581, and $39,449 were included in the North America, EMEAI and Asia segments, respectively. Of the total 2004 goodwill, $108,835, $32,930 and $26,730 were included in the EMEAI, Asia and North America segments, respectively. There was no goodwill impairment recorded in 2005, 2004 and 2003.

The following table summarizes intangible assets subject to amortization, including the total gross carrying and accumulated amortization amounts.

	December 31, 2005		December 31, 2004

	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Trademarks	$16,048	(12,487)	15,059	(11,113)
Patents and Licenses	18,652	(9,488)	16,759	(8,744)
Customer Relationships	10,200	(300)	—	—

Total	$44,900	(22,275)	31,818	(19,857)

Total amortization expense was $2,418 in 2005, $1,898 in 2004 and $1,572 in 2003. The following table summarizes the estimated amortization expense for each of the five succeeding fiscal years for customer relationships, trademarks, patents and licenses held at December 31, 2005.

For The Years Ending

2006	$3,104
2007	3,028
2008	2,694
2009	2,284

2010	1,904

At December 31, 2005, indefinite lived intangible assets totaled $388,480, which consisted of brand names purchased as part of the acquisitions of certain confectionery assets from Kraft Foods Global, Inc. and certain confectionery businesses of the Joyco Group. At of December 31, 2004, indefinite lived intangible assets totaled $30,350 which consisted of brand names purchased as part of the Joyco Group acquisition.

accrued expenses

Accrued expenses at December 31, 2005 and 2004 included $135,934 and $105,024 of payroll expenses, respectively.

long-term debt

On July 14, 2005, the Company issued $1,000,000 of senior unsecured notes. The senior note offering included $500,000 of five-year notes maturing on July 15, 2010, bearing a coupon interest rate of 4.30% and $500,000 of ten-year notes maturing on July 15, 2015, bearing a coupon interest rate of 4.65%. Interest is payable semi-annually on January 15th and July 15th. The net proceeds were used to repay $993,500 of the $1,350,000 of commercial paper issued on June 27, 2005 in connection with the Company’s acquisition of certain confectionery assets from Kraft Foods Global, Inc. At December 31, 2005, the fair value of the senior notes, based on market quotes, was $977,070.

Concurrent with the issuance of the senior notes, swap rate lock hedging agreements were settled for a loss of $11,400.This loss is being amortized over the lives of the senior notes.

Also on July 14, 2005, the Company entered into an agreement for a $600,000 five-year credit facility maturing in July 2010.The Company intends to use this credit facility primarily to support commercial paper. However, the Company may also draw on the facility for general corporate purposes. Under certain conditions, the Company may request an increase in aggregate commitment under this credit facility, not to exceed a total of $1,000,000.This credit facility requires maintenance of certain financial conditions, with which at December 31, 2005 the  Company was compliant. The Company had no borrowings outstanding under the credit facility at December 31, 2005. At December 31, 2005, $100,000 of commercial paper was outstanding bearing interest at 4.19%.

On July 14, 2005, the Company terminated its $300,000 unsecured line of credit, which was originally entered into to finance a portion of the acquisition of certain confectionery businesses of the Joyco Group.

other noncurrent liabilities

Other noncurrent liabilities included $112,100 and $107,700 of deferred compensation at December 31, 2005 and 2004, respectively. leases leases

The Company leases certain facilities, equipment and vehicles under agreements that are classified as operating leases. These leases generally have terms of less than five years. Future minimum payments, by year and in the aggregate, under operating leases having an original term greater than one year at December 31, 2005 were as follows:

For The Years Ending

2006	$23,396
2007	21,974
2008	18,394
2009	11,041
2010	10,180
Thereafter	28,048

Total Minimum Lease Payment	$113,033

Rental expense pursuant to operating leases was $24,506 in 2005, $19,622 in 2004, and $14,633 in 2003.

financial instruments

Derivative Financial Instruments And Hedging Activities

The Company enters into forward exchange contracts and purchases currency options to hedge against foreign currency exposures of forecasted purchase and sales transactions between associated companies as well as purchases with outside vendors. In addition, the Company enters into forward exchange contracts and purchases currency options to hedge the foreign currency exposures of forecasted future royalty payments from, and net investments in, associated companies. The Company generally hedges forecasted transactions over a period of twelve months or less.

On the date a derivative contract is entered into, the Company designates the derivative as either: (1) a hedge of a recognized asset or liability (a fair value hedge), (2) a hedge of a forecasted transaction (a cash flow hedge), or (3) a hedge of a net investment in a foreign operation (a net investment hedge). The Company formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking derivatives that are designated as hedges to specific assets, liabilities or forecasted transactions. The Company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting.

For fair value hedges, the effective portion of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, is recorded in earnings. For cash flow hedges, the effective portion of the changes in the fair value of the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, generally within the next twelve months. For net investment hedges, the effective portion of the change in the fair value of derivatives used as a net investment hedge of a foreign operation is recorded in Foreign Currency Translation Adjustment.

The ineffective portion of the change in fair value of any derivative designated as a hedge is immediately recognized in Other Income. Ineffectiveness recognized during 2005, 2004 and 2003 was immaterial.

At December 31, 2005, open foreign exchange contracts for a number of currencies, primarily the Euro, British pound, Polish zloty, Canadian and U.S. dollars, maturing at various dates through December 2006, had an aggregate notional amount of $588,104.The aggregate notional amount of open foreign exchange contracts at December 31, 2004 was $541,990.The fair value of open foreign exchange contracts and currency options, as determined by bank quotes, was a $115 and $2,652 loss recorded in current liabilities at December 31, 2005 and 2004, respectively.

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

Additional Paid-in Capital primarily represents the difference between the grant price of exercised stock options, awarded pursuant to the Company’s Management Incentive Plan (MIP), the average acquisition cost of Treasury Stock used to fund the plan, and the income tax benefit received for stock options exercised.

Treasury Stock may be acquired for the Company’s MIP or under the Share Repurchase Program resolutions adopted by the Board of Directors. During 2005, 2004 and 2003, the Company purchased 3,382 shares, 1,433 shares and 809 shares at an aggregate cost of $231,610, $84,895, and $44,021, respectively, under the Board of Director authorizations. At December 31, 2005, $128,733 remains available for repurchase under Share Repurchase program resolutions.

In May 2001, the Company’s Board of Directors approved a Stockholder Rights Plan. Under the plan, each holder of Common Stock and Class B Common Stock at the close of business on June 6, 2001, automatically received a distribution of one right for each share of Common Stock or Class B Common Stock held. Each right entitles the holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock for $250.The rights will trade along with, and not separately from, the shares of Common Stock and Class B Common Stock unless they become exercisable. The rights become exercisable, and they will separate, become tradable, and entitle stockholders to buy common stock if any person or group (Acquiring Person) becomes the beneficial owner of, or announces a tender or exchange offer for 15% or more of the Company’s Common Stock. In such event, all rights, except for those held by the Acquiring Person, become rights to purchase $500 worth of Common Stock for $250, unless redeemed by the Board of Directors. In case of a subsequent merger or other acquisition of the Company after the rights become exercisable, holders of rights other than the Acquiring Person may purchase shares of the acquiring entity at a 50% discount. The rights will expire on June 6, 2011, unless redeemed earlier, or renewed by the Company’s Board of Directors.

At December 31, 2005 and 2004, there were 20,000 shares of preferred stock authorized with no par value, of which 1,000 Series A Junior Participating Preferred shares were reserved for issuance upon exercise of the rights.

acquisitions

As of June 26, 2005, the Company completed a transaction with Kraft Foods Global Inc. to acquire certain confectionery assets. The transaction included the purchase of the Life Savers, Altoids, Creme Savers and Sugus brands. In addition, the transaction included the purchase of certain production facilities in the United States and Europe. The purchase provides additional diversification in key categories of mints and hard and chewy candy, expands the product offering to customers worldwide, adds scale and brand depth to the innovation pipeline, and increases efficiency across the Company’s supply chain. The results of operations for the businesses acquired have been included in the consolidated financial results of the Company since June 26, 2005.

Cash consideration, including direct acquisition costs, totaled $1,436,000, net of proceeds received from the sale of the Trolli brand and related assets. The acquisition was initially funded with $1,350,000 of commercial paper, negotiated in part for purposes of this transaction, with the remaining amount funded from the Company’s available cash.

The acquisition has been accounted for under SFAS No.141, “Business Combinations,” and accordingly, the purchase method has been used. The Company has recorded a preliminary allocation of the purchase price as of the acquisition date, as the process of obtaining an independent valuation of assets acquired, primarily the fair value of the intangible assets, property, plant and equipment, and the remaining useful lives of these assets is not complete. The Company is also completing its analysis of integration plans that may result in additional purchase price allocation adjustments. The outcomes of these valuations and analysis may result in potential adjustments to the carrying values of assets acquired and liabilities to be incurred, establishment of certain intangible assets, some of which may have indefinite lives not subject to amortization, and the determination of the amount of any residual value that will be allocated to goodwill. The preliminary allocation of the purchase price included in the December 31, 2005 Consolidated Balance Sheet is based on the estimates of management, and is subject to revision based on final determination of fair values.

The following table contains the preliminary purchase price allocation, which summarizes the current estimates of the fair value of the assets acquired and liabilities expected as a result of integration plans, as of the date of acquisition.

Inventory	$49,000
Net Property, Plant and Equipment	107,000
Other Noncurrent Assets	42,000
Intangibles	368,000

Total Assets Acquired	566,000

Accrued Liabilities	16,000

Net Assets Acquired	$550,000

The estimated fair value of the intangible assets as of the acquisition date is primarily associated with brand names which are not subject to amortization.

Goodwill of approximately $886,000 was recognized in connection with the acquisition, with $817,000 and $69,000 included in the North America and EMEAI segments, respectively. All goodwill recognized for income tax purposes is expected to be deductible.

The Company is in the process of closing the acquired facility in Bridgend, Wales. Other co-manufacturing operations will also be consolidated over the next three to four years. The Company expects to incur severance and other cash closing costs of approximately $16,000 as a result of the Bridgend closure and other asset transfers. These costs, of which $3,000 were paid in 2005, were accounted for as part of the preliminary purchase price allocation. The majority of the activities should be significantly completed by the third quarter of 2006.

On April 1, 2004, the Company completed its transaction with Agrolimen, a privately-held Spanish conglomerate, to acquire certain confectionery usinesses of the Joyco Group. Cash consideration, including direct acquisition costs, totaled $265,000, net of cash acquired. This transaction strengthened the Company’s operations in key geographies such as Spain, India and China through a broader confectionery brand portfolio, access to additional distribution channels and enhanced manufacturing capabilities. These opportunities, along with the synergies from combining the operations of the Company with those of the Joyco Group, were key factors associated with the determination of the purchase  price and related goodwill. The results of operations for the businesses acquired have been included in the consolidated financial results of the Company since April 1, 2004.

The acquisition has been accounted for under SFAS No.141 and, accordingly, the purchase method of accounting has been used. The following table contains the final purchase price allocation, including the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$13,131
Other Current Assets	70,830
Net Property Plant, and Equipment	52,803
Other Noncurrent Assets	47,839

Total Assets Acquired	184,603

Accounts Payable and Accrued Liabilities	72,368
Other Current Liabilities	11,305
Noncurrent Liabilities	3,466

Total Liabilities Assumed	87,139

Net Assets Acquired	$97,464

The Company engaged an independent appraiser to determine the current replacement cost of property, plant and equipment, the fair value of the intangible assets and the remaining useful lives of these assets. The fair value of the intangible assets on the acquisition date was determined to be $30,350 of which none is subject to amortization. The entire amount of intangible assets consists of brand names. Goodwill of approximately $181,000 was recognized in connection with the acquisition, with $142,000 and $39,000 included in the EMEAI and Asia  segments, respectively. Of that total amount, $135,000 is expected to be deductible for tax purposes.

The Company is consolidating certain manufacturing facilities acquired as part of this acquisition. The Company accrued $33,416 of severance and other closure related costs as part of the purchase price allocation. At December 31, 2005, $26,646 of these costs have been paid. The remaining closure related activities are expected to be complete by the end of 2006.

acquisitions – pro forma financial statements

Results of operations of the acquired Kraft Foods Global, Inc. and Joyco Group confectionery assets are included in the Company’s consolidated financial statements from their respective dates of acquisition. The following table includes the unaudited pro forma combined net sales, earnings, and earnings per share for 2005 and 2004, as if the Company had completed the acquisitions of the Kraft Goods Global, Inc. confectionery assets and the Joyco Group confectionery businesses as of January 1, 2004.

In determining the unaudited pro forma amounts, income taxes, interest expense, and depreciation and amortization of assets have been adjusted to the accounting base recognized for each in recording the combinations.

	2005	2004

Net Sales	$4,370,092	4,146,791
Net Earnings	$517,168	492,221
Net Earnings Per Share
Basic	$2.30	2.19
Diluted	$2.29	2.18

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of the beginning of 2004, nor are they necessarily indicative of future consolidated results.

restructuring

During the second quarter of 2005, the Company announced plans to restructure its North America production network in order to maximize supply chain efficiencies. As a result, the Company plans to close its chewing gum plant in Chicago, Illinois and its L.A. Dreyfus gum base subsidiary in Edison, New Jersey, transferring production to remaining facilities.

The Company accounts for its restructuring plans under the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The Company evaluates accelerated depreciation under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

The aggregate charges to the Company’s net earnings to close and reconfigure its facilities are expected to be approximately $95,900 on a pre-tax basis. The restructuring costs relate primarily to enhanced early retirement programs, severance, facility closure and accelerated depreciation resulting from the decreased useful lives of certain assets, as well as start-up costs related to the transfer of production. Of the total restructuring costs, the Company expects approximately $81,000 to be reported in the North America segment, with the remaining amount reported in the All Other Segment. The restructuring activities should be substantially completed by the end of 2006. The following table summarizes the activity with respect to the restructuring:

	Employee Separation	Accelerated Depreciation	Closure Costs	Other Costs	Total

Total Expected Restructuring Charge	$39,500	26,800	22,000	7,600	95,900

Accrued Balance at December 31, 2004	—	—	—	—	—

Charge to Expense	29,664	9,954	6	599	40,223
Cash Payments	(1,064)	—	(6)	—	(1,070)
Noncash Utilization (1)	(22,051)	(9,954)	—	—	(32,005)

Accrued Balance at December 31, 2005	$6,549	—	—	599	7,148

Remaining Expected Restructuring Charge	$9,836	16,846	21,994	7,001	55,677

(1) Noncash employee separation relates to pension and post-retirement benefits.

All charges to expense are included in the Restructuring Charges line in the Consolidated Statement of Earnings. Of the total $40,223 charge to expense, $31,969 was reported in the North America segment, with the remaining $8,254 reported in the All Other Segment.

stock – based compensation plans

The MIP, as amended, is designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through cash and equity-based incentives. The MIP authorizes the granting of up to 20,000 shares of the Company’s new or reissued Common Stock. In accordance with the MIP, shares of Company stock or deferral share units may be granted under the Wrigley Stock Option program or awarded under the Long-Term Stock Grant, Restricted Stock and Stock Award programs. Deferral share units are also awarded to non-employee directors. Long-term stock grants, restricted stock and stock awards are expensed ratably over the lives of the awards. Options outstanding have been granted at prices which are equal to the fair market value of the stock on the date of grant. In general, options vest over a four-year period and expire ten years from the date of grant.

The status of the Company’s Stock Option program is summarized as follows (all share amounts reflect actual shares):

	Number of Shares	Weighted Average Exercise Price

Outstanding at December 31, 2002	6,276,325	$47.85
Granted in 2003	2,281,590	54.70
Exercised in 2003	(548,275)	42.28
Cancelled in 2003	(100,275)	53.75

Outstanding at December 31, 2003	7,909,365	$50.15
Granted in 2004	2,515,150	62.26
Exercised in 2004	(1,278,665)	44.68
Cancelled in 2004	(332,550)	54.25

Outstanding at December 31, 2004	8,813,300	$54.24
Granted in 2005	2,532,500	69.28
Exercised in 2005	(1,329,800)	49.58
Cancelled in 2005	(243,475)	54.72

Outstanding at December 31, 2005	9,772,525	$58.76

The following table summarizes key information about stock options at December 31, 2005 (all share amounts reflect actual shares):

	OUTSTANDING STOCK OPTIONS			EXERCISABLE STOCK OPTIONS

Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

$36.81–45.28	761,325	4.09	$39.68	761,325	$39.68
$47.80–53.86	1,082,825	5.53	48.46	1,058,263	48.36
$54.04–58.14	3,105,100	6.99	55.85	1,889,744	56.11
$61.12–65.47	2,322,475	8.43	62.28	580,619	62.28
$67.93–72.20	2,500,800	9.43	69.39	2,500	69.30

As the exercise price equaled the fair market value on the date of grant, no compensation expense has been recognized for the Wrigley Stock Option program. The impact to net earnings and earnings per share had compensation expense for the Company’s stock-based compensation plans been determined based on fair value, consistent with SFAS No. 123, is reflected in the Summary of Significant Accounting Policies note on page 43.

In determining compensation expense under SFAS No. 123, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average fair value of each option granted, using the model, was $15.00, $14.88, and $12.54 in 2005, 2004 and 2003, respectively.

The table below summarizes the key assumptions used to calculate the fair value:

	Interest Rate	Dividend Yield	Expected Volatility	Expected Life

2005	3.88%	1.62%	18.5%	6 years
2004	4.33%	1.34%	20.0%	6 years
2003	2.91%	1.57%	22.3%	6 years

income taxes

Income taxes are based on pre-tax earnings, which were distributed geographically as follows:

	2005	2004	2003

Domestic	$140,762	193,017	178,054
Foreign	613,898	527,479	473,487

	$754,660	720,496	651,541

Reconciliation of the provision for income taxes computed at the U.S. federal statutory rate of 35% for 2005, 2004, and 2003 to the reported provision for income taxes is as follows:

	2005	2004	2003

Provision at U.S. Federal Statutory Rate	$264,131	252,173	228,039
State Taxes — Net	4,134	3,844	4,390
Foreign Tax Rates	(35,767)	(25,149)	(26,351)
Tax Credits	(4,646)	(2,851)	(1,592)
Other — Net	9,556	(475)	1,161

	$237,408	227,542	205,647

The Other-Net in 2005 includes the incremental income tax expense of $5,500 due to the of repatriation of foreign earnings.

The components of the provisions for income taxes for 2005, 2004, and 2003 are:

	Current	Deferred	Total

2005
Federal	$16,469	7,570	24,039
Foreign	207,451	(1,275)	206,176
State	7,392	(199)	7,193

	$231,312	6,096	237,408

2004
Federal	$45,476	(3,228)	42,248
Foreign	182,157	(3,277)	178,880
State	6,213	201	6,414

	$233,846	(6,304)	227,542

2003
Federal	$38,145	10,760	48,905
Foreign	151,650	(1,662)	149,988
State	6,511	243	6,754

	$196,306	9,341	205,647

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of net deferred tax balances are as follows:

	December 31, 2005	December 31, 2004

Accrued Compensation, Pension and Post-retirement Benefits	$32,338	23,108
Depreciation	(29,659)	(44,516)
Goodwill and Intangibles	(19,091)	—
Unrealized Holding Gains	—	(5,372)
Accrued Liabilities and Other Items — Net	15,307	3,073

Net Deferred Tax Liability	$(1,105)	(23,707)

Balance sheet classifications of deferred taxes are as follows:

	December 31, 2005	December 31, 2004

Deferred Tax Asset
Current	$38,731	34,761
Noncurrent	80,979	40,239
Deferred Tax Liability
Current	(10,128)	(10,595)
Noncurrent	(110,687)	(88,112)

Net Deferred Tax Liability	$(1,105)	(23,707)

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $807,000 of undistributed earnings of international associated companies at December 31, 2005. These earnings are considered to be permanently invested and, under certain tax laws, are not subject to taxes until distributed as dividends. Tax on such potential distributions would be substantially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $175,000 of deferred income taxes would need to be provided.

pension and other post-retirement plans

The Company maintains noncontributory defined benefit plans covering substantially all of its employees in the U.S. and at certain international associated companies. Retirement benefits are a function of years of service and the level of compensation generally for the highest three consecutive salary years occurring within ten years prior to an employee’s retirement date, depending on the plan. The Company’s policy is to fund within statutory limits to provide benefits earned to date and expected to be earned in the future. To the extent that an individual’s annual retirement benefit under the plan exceeds the limitations imposed by the Internal Revenue Code, as amended, and the regulations thereunder, such excess benefits may be paid from the Company’s non-qualified, unfunded, noncontributory supplemental retirement plan.

In addition, the Company maintains certain post-retirement plans, primarily in the U.S. and at certain international associated companies, which provide limited health care benefits on a contributory basis and life insurance benefits. The cost of these post-retirement benefits is provided for during the employee’s active working career.

The measurement date used for plans that make up the majority of the plan assets and benefit obligations for both pension and post-retirement is December 31.

Pension Plans

The funded status of the defined benefit plans was as follows:

	U.S. PLANS		NON-U.S. PLANS

	2005	2004	2005	2004

Change in Benefit Obligation
Benefit Obligation at Beginning of Year	$419,500	351,300	$223,100	178,900
Service Cost	13,900	12,000	10,800	8,700
Interest Cost	24,400	23,100	12,000	10,200
Plan Participants’ Contributions	—	—	500	500
Actuarial Loss	32,400	35,800	20,800	18,500
Foreign Currency Exchange	—	—	(21,100)	14,700
Plan Amendments	—	8,600	—	—
Curtailment	(15,800)	—	—	—
Early Retirement Programs	10,100	6,800	—	—
Other	—	—	(200)	(300)
Benefits Paid	(17,800)	(18,100)	(7,600)	(8,100)

Benefit Obligation at End of Year	$466,700	419,500	$238,300	223,100

Change in Plan Assets
Fair Value at Beginning of Year	359,500	318,100	174,200	141,800
Actual Return on Plan Assets	24,900	29,100	27,100	17,200
Plan Participants’ Contributions	—	—	500	500
Foreign Currency Exchange	—	—	(17,400)	11,200
Employer Contribution	35,400	30,400	49,700	11,500
Other	—	—	(400)	(400)
Benefits Paid	(17,800)	(18,100)	(6,900)	(7,600)

Fair Value at End of Year	$402,000	359,500	$226,800	174,200

Underfunded Status of the Plan	(64,700)	(60,000)	(11,500)	(48,900)
Unrecognized Net Actuarial Loss	111,900	94,600	57,300	59,100
Unrecognized Prior Service Costs	6,500	9,000	1,800	2,300
Unrecognized Transition Asset	—	—	(2,100)	(2,400)

Prepaid Benefit Cost	$53,700	43,600	$45,500	10,100

The following table provides amounts recognized in the balance sheet as of December 31:

	U.S. PLANS		NON-U.S. PLANS

	2005	2004	2005	2004

Prepaid Benefit Cost	$61,800	50,900	$45,500	41,600
Accrued Benefit Liability	(8,100)	(7,300)	—	(31,500)

Net Amount Recognized	$53,700	43,600	$45,500	10,100

The total accumulated benefit obligation for the U.S. defined benefit pension plan was $400,273 and $349,900 at December 31, 2005 and 2004, respectively. The Company’s non-qualified, unfunded, noncontributory supplemental retirement plan had a projected benefit obligation of $12,328 and $9,409 and an accumulated benefit obligation of $8,766 and $6,848 at December 31, 2005 and 2004, respectively. The total accumulated benefit obligation for the non-U.S. defined benefit pension plans was $215,800 and $198,200 at December 31, 2005 and 2004, respectively. Additionally, in 2004 a certain non-U.S. plan was funded through insurance contracts. The value of these insurance contracts totaled $25,802 at December 31, 2004, and is not reflected in the funded status of the non-U.S. plans for 2004. During 2005, these insurance contracts totaling approximately $24,000 were contributed to the non-U.S plan and are reflected in the funded status of the non-U.S. plans for 2005.

The U.S. plans’ expected long-term rate of return on plan assets of 8.50% was based on the aggregate historical returns of the investments that comprise the U.S. defined benefit plan portfolio. The investment strategy of the U.S. plans in 2005 was to achieve an asset allocation balance within planned targets to obtain an average 8.50% annual return for the long-term.

The non-U.S. plans’ expected long-term rates of return on plan assets ranges from 5.25% to 7.50%, depending on the plan, and are based on the aggregate historical returns of the investments that comprise the particular non-U.S. defined benefit plan portfolios. The investment strategy of the non-U.S. plans in 2005 was to achieve asset allocation balances within planned targets to obtain average annual returns between 5.25% and 7.50% for the long-term.

The Company’s strategy is to fund its defined benefit plan obligations. The need for further contributions will be based on changes in the value of plan assets and the movements of interest rates during the year. The Company does not expect a need to fund the U.S. pension plans in 2006. The Company expects to contribute approximately $9,000 to the non-U.S. plans during 2006.

The Company’s U.S. pension plan asset allocations by category at December 31, 2005 and 2004, and target allocations for 2006 are as follows:

	Percentage of Plan Assets		Target Allocation

Asset Category	2005	2004	2006

Equity Securities	60%	61%	55-65%
Fixed Income Securities	36%	35%	35-45%
Real Estate Securities	4%	4%	0-10%

Total	100%	100%	100%

The Company’s non-U.S. pension plan asset allocations by category at December 31, 2005 and 2004, and target allocations for 2006 are as follows:

	Percentage of Plan Assets		Target Allocation

Asset Category	2005	2004	2006

Equity Securities	48%	61%	50-65%
Fixed Income Securities	34%	24%	20-30%
Real Estate Securities	3%	3%	5-10%
Other	15%	12%	10-20%

Total	100%	100%	100%

The components of net pension costs are as follows:

	U.S. PLANS			NON-U.S. PLANS

	2005	2004	2003	2005	2004	2003

Service Cost	$13,900	12,000	10,000	$10,800	8,700	7,800
Interest Cost	24,400	23,100	21,600	12,000	10,200	8,700
Expected Return on Plan Assets	(29,800)	(27,000)	(23,500)	(11,900)	(10,400)	(6,500)
Amortization of Unrecognized Transition Assets	—	—	100	(300)	(300)	(500)
Prior Service Costs Recognized	2,100	2,100	400	200	200	200
Recognized Net Actuarial Loss	4,200	2,600	4,200	2,400	1,700	1,700
Early Retirement Program	10,100	6,800	1,000	—	—	—
Curtailment Charge	400	—	—	—	—	—
Other Pension Plans	—	—	—	1,900	2,000	1,200

Net Periodic Benefit Cost	$25,300	19,600	13,800	$15,100	12,100	12,600

Early retirement programs were offered to certain employees at U.S. production facilities in 2005, 2004 and 2003. For 2005, these costs were related to the restructuring of the North American production network.

Assumptions used to determine benefit obligations at the end of the year for the U.S. and non-U.S. defined benefit plans are as follows:

	U.S. PLANS		NON-U.S. PLANS

	2005	2004	2005	2004

Discount Rates	5.50%	5.75%	4.25-5.25%	5.00-6.25%
Rates of Increase in Compensation Levels	4.25%	4.25%	3.00-4.25%	3.00-4.50%

Assumptions used to determine net costs for the U.S. and non-U.S. defined benefit plans are as follows:

	U.S. PLANS			NON-U.S. PLANS

	2005	2004	2003	2005	2004	2003

Discount Rates	5.75%	6.25%	6.75%	4.25-6.25%	5.00-6.50%	5.50-6.75%
Long-term Rates of Return on Plan Assets	8.50%	8.75%	8.75%	5.25-7.50%	5.50-7.50%	6.50-7.50%
Rates of Increase in Compensation Levels	4.25%	4.25%	4.25%	3.00-4.25%	3.00-4.50%	3.00-5.50%

Estimated future benefit payments for the Company’s pension plans, which reflect expected future service, as appropriate, are as follows:

For The Years Ending	U.S. PLANS	NON-U.S. PLANS

2006	$21,100	$9,700
2007	22,200	6,600
2008	22,500	7,100
2009	22,800	6,800
2010	23,300	7,500
2011-2015	131,100	43,300

Other Post-Retirement Benefit Plans

The funded status of the Company’s other post-retirement benefit plans were as follows:

	2005	2004

Change in Benefit Obligation
Benefit Obligation at Beginning of Year	$54,000	49,000
Service Cost	2,000	1,900
Interest Cost	3,100	2,800
Actuarial Loss	3,300	5,500
Benefits Paid	(2,800)	(2,700)
Plan Amendments	—	(2,700)
Curtailment	11,400	—
Special Termination Benefits	500	200

Benefit Obligation at End of Year	$71,500	54,000

Change in Plan Assets
Fair Value at Beginning of Year	$27,800	22,800
Actual Return on Plan Assets	700	2,500
Employer Contribution	9,800	5,200
Benefits Paid	(2,800)	(2,700)

Fair Value at End of Year	$35,500	27,800

Underfunded Status of the Plan	(36,000)	(26,200)
Unrecognized Net Actuarial Loss	27,300	23,600
Unrecognized Prior Service Cost	(1,800)	(2,600)

Accrued Benefit Cost	$(10,500)	(5,200)

The discount rate assumption used to determine benefit obligations for the Company’s post-retirement benefit plans was 5.50% and 5.75% for 2005 and 2004, respectively.

The following table provides amounts recognized in the balance sheet as of December 31:

	2005	2004

Prepaid Benefit Cost	—	—
Accrued Benefit Liability	$(10,500)	(5,200)

Net Amount Recognized	$(10,500)	(5,200)

The U.S. post-retirement plan asset allocations by category at December 31, 2005 and 2004, and target allocation for 2006 are as follows:

Asset Category	Percentage of Plan Assets		Target Allocation

	2005	2004	2006

Equity Securities	91%	89%	85-95%
Fixed Income Securities	9%	11%	5-15%

Total	100%	100%	100%

The components of net periodic post-retirement benefit costs are as follows:

	2005	2004	2003

Service Cost	$2,000	1,900	1,800
Interest Cost	3,100	2,800	2,800
Expected Return on Plan Assets	(2,300)	(1,900)	(1,500)
Recognized Net Actuarial Loss	1,100	800	800
Special Termination	500	200	—
Curtailment Charge	11,000	—	—
Prior Service Cost	(300)	(100)	—

Net Periodic Benefit Cost	$15,100	3,700	3,900

The curtailment charge is related to the restructuring of the North American production network.

Assumptions used to determine net costs for the Company’s post-retirement benefit plans are as follows:

	2005	2004	2003

Discount Rate	5.75%	6.25%	6.75%
Long-term Rates of Return on Plan Assets	8.50%	8.75%	8.75%

The post-retirement benefit plans’ expected long-term rate of return on plan assets of 8.50% is based on the aggregate historical returns of the investments that comprise the plan portfolio. The investment strategy of the plans in 2005 was to select an asset allocation balance to obtain an average 8.50% annual return for the long-term.

The Company expects to contribute $4,200 to the plans during 2006 to cover expected retiree benefit claims.

A 9% annual rate of increase in the per capita cost of covered post-retirement benefits was assumed for 2006.The rate was assumed to decrease gradually to 5% by 2010 and remain at that level thereafter.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

	1% Increase	1% Decrease

Effect on Post-retirement Benefit Obligation	$6,100	$(5,300)
Effect on Total of Service and Interest Cost Components	$600	$(500)

Estimated future benefit payments for the Company’s post-retirement pension plans, which reflect expected future service, as appropriate, are as follows:

For The Years Ending

2006	$4,200
2007	5,400
2008	5,400
2009	5,600
2010	5,700
2011-2015	29,100

Defined Contribution Plans

In addition to the defined benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and at certain international associated companies. The plans cover full-time and part-time employees and provide for contributions up to 4.8% of salary, based on employee contribution. The Company’s expense for the defined contribution plans totaled $13,770, $9,716 and $8,211 in 2005, 2004 and 2003, respectively.

Additionally, on January 1, 2002, the Company formed an Employee Stock Ownership Plan (ESOP) within the defined contribution plan for U.S. based employees. The primary purpose of the ESOP is to acquire and hold Company shares credited to Wrigley Savings Plan participants’ accounts as a result of employee contributions and Company matching program contributions. Company matching program contributions may be in the form of cash, treasury shares or authorized, unissued shares. The ESOP is a non-leveraged plan and all shares held are allocated to plan participants. Dividends on Company shares held by the ESOP are charged to retained earnings. The number of shares held by the ESOP at December 31, 2005 and 2004, was 4,238 and 4,583, respectively.

segment information

Management organizes the Company’s chewing gum and other confectionery business based principally on geographic regions. Descriptions of the Company’s reportable segments are as follows:

•	North America – These operations manufacture and market gum and other confectionery products in the U.S. and Canada.

•	EMEAI –These operations manufacture and market gum and other confectionery products principally in Europe as well as in the Middle East, Africa and India.

•	Asia – These operations manufacture and market gum and other confectionery products in a number of Asian geographies, including China, Taiwan and the Philippines.

•	Other Geographic Regions – These operations manufacture and market gum and other confectionery products in the Pacific and Latin American regions.

Information by segment is as follows. The 2004 and 2003 amounts have been reclassified to compare to 2005 presentation:

Net Sales	2005	2004	2003

North America	$1,535,020	1,279,667	1,173,734
EMEAI	1,894,364	1,761,866	1,431,245
Asia	506,171	401,649	322,426
Other Geographic Regions	163,556	155,430	125,257
All Other	60,195	49,980	16,426

Total Net Sales	$4,159,306	3,648,592	3,069,088

All Other net sales consist primarily of sales of gum base and, in 2003, sales for Wrigley Healthcare.

Earnings Before Income Taxes	2005	2004	2003

North America	$377,842	342,097	310,129
EMEAI	488,740	440,447	388,083
Asia	129,111	98,666	90,174
Other Geographic Regions	19,025	29,610	34,965
All Other	(238,382)	(190,601)	(173,989)

Operating Income	776,336	720,219	649,362
Interest Expense	(31,648)	(3,879)	(1,724)
Other Income	9,972	4,156	3,903

Total Earnings Before Income Taxes	$754,660	720,496	651,541

All Other includes corporate expenses such as costs related to research and development, information systems, certain administrative functions, operating results from the manufacture and sale of gum base and in 2003, the results of Wrigley Healthcare. Also included are restructuring charges at L.A. Dreyfus in 2005 and certain integration costs related to acquisitions in 2005 and 2004.

Assets	2005	2004	2003

North America	$2,519,273	1,129,278	1,032,442
EMEAI	1,233,154	1,353,418	981,507
Asia	280,688	258,999	189,182
Other Geographic Regions	126,396	96,664	70,703
All Other	118,401	136,007	100,066

Assets Used in Operating Activities	4,277,912	2,974,366	2,373,900
Corporate	182,289	192,337	153,471

Total Assets	$4,460,201	3,166,703	2,527,371

Assets are categorized based upon the geographic segment where they reside. Assets in Corporate consist principally of short-term investments and marketable equity securities, which are held by the corporate office, as well as certain property and equipment.

Depreciation and Amortization Expense	2005	2004	2003

North America	$54,458	36,128	32,868
EMEAI	67,646	61,620	47,876
Asia	15,818	12,748	9,985
Other Geographic Regions	6,458	3,844	2,268
All Other	6,990	5,894	4,139

Depreciation and Amortization Expense Related to Operating Activities	151,370	120,234	97,136
Corporate	23,915	21,617	22,904

Total Depreciation and Amortization Expense	$175,285	141,851	120,040

Depreciation and amortization expense is categorized consistently with the geographic region where the asset resides.

Capital Expenditures	2005	2004	2003

North America	$93,527	73,451	80,267
EMEAI	70,033	59,827	86,691
Asia	21,982	8,047	9,787
Other Geographic Regions	29,672	15,586	6,741
All Other	13,194	5,020	17,152

Capital Expenditures for Operating Activities	228,408	161,931	200,638
Corporate	55,304	61,757	30,786

Gross Capital Expenditures	283,712	223,688	231,424
Intersegment Asset Transfers	(1,943)	(3,366)	(11,165)

Net Capital Expenditures	$281,769	220,322	220,259

Capital expenditures are categorized based upon the geographic segment where the expenditure occurred. Intersegment asset transfers are primarily due to sales between production facilities worldwide. Asset sales are transferred at net book value.

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

Common Stock of the Wm. Wrigley Jr. Company (WWY) is traded on the New York and Chicago Stock Exchanges.

Class B Common Stock, issued to stockholders of record on April 4, 1986, has restricted transferability, is not listed on any stock exchange and is not freely traded. It is at all times convertible on a share-for-share basis into Common Stock and, once converted, is freely transferable and publicly traded. Class B Common stock also has the same rights as Common Stock with respect to cash dividends and treatment upon liquidation.

dividends

Regular quarterly dividends are paid in advance on the first business day of February, May, August and November with the record date for each payment falling on or about the 15th of the prior month.

direct stock purchase and dividend reinvestment plan

Computershare Trust Company, N.A. sponsors and administers a direct stock purchase and dividend reinvestment plan, the Computershare Investment Plan for Wm. Wrigley Jr. Company. The Plan provides a simple, convenient and affordable way to invest funds and reinvest dividends in shares of Wrigley Common Stock. Both registered holders and new investors may purchase Company stock through the Plan.

Approximately 76% of the Company’s stockholders of record participate in the Plan.

If your shares are held in street name by your broker and you are interested in participating in the Computershare Investment Plan, you may have your broker transfer the shares electronically to Computershare Trust Company, N.A., through the Direct Registration System.

For more details on the Direct Stock Purchase and Dividend Reinvestment Plan, please contact the Plan Administrator, Computershare Trust Company N.A., or visit the Investor Relations Section of our Company’s website at www.wrigley.com to download the plan brochure.

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

Stockholders of record can go directly to the Computershare form at — www.econsent.com/wwy — or link to the form through the Wrigley web site.

“Street name” stockholders, holding their shares in a bank or brokerage account, should go to the Wrigley web site — www.wrigley.com — and complete the form they find under Stockholder Services in the Investor Relations Section.

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

A transfer or registration of stock is required when the shares are sold or when there is any change in name or ownership of the stock. To be accepted for transfer or registration, the stockholder’s signature on the certificate or stock power must receive a Medallion Signature Guarantee by a qualified financial institution that participates in the Medallion Guarantee program. A verification by a notary public is not sufficient.

transfer agent and registrar

          Computershare Trust Company, N.A.
          P. O. Box 43069
          Providence, RI 02940-3069

          Inside the U.S. 1-800-446-2617

          Outside the U.S. +1-781-575-2723

          TOD/TTY for hearing impaired 1-800-952-9245

          Internet: www.computershare.com

form 10-k and other publications

Wm. Wrigley Jr. Company makes a variety of publications, reports and legal filings, (including the Annual Report to Stockholders, Proxy Statement, Forms 10-Q and 10-K) available to its shareholders free of charge and as soon as practicable. For copies, please visit our website at www.wrigley.com.

If you do not have internet access, you may contact Stockholder Relations to request these materials.

certifications

The Chief Executive Officer and Chief Financial Officer have certified in writing to the Securities and Exchange Commission (SEC) as to, the integrity of the Company’s financial statements included in this Annual Report and incorporated by reference into the Company’s Annual Report on Form10-K for the fiscal year ended December 31, 2005 filed with the SEC, and the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting. The certifications are filed as Exhibit 31 to the said Form10-K. On March 17, 2005, the Chief Executive Officer also certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

2006 annual meeting

The Annual Meeting of Stockholders will be held at 9:00 a.m. Central Savings Time, Tuesday, April 4, 2006, in the Chase Auditorium, Chase Tower, 10 South Dearborn Street, Chicago, IL 60670.

independent registered public accounting firm (independent auditors)

          Ernst & Young LLP
          233 S. Wacker Drive
          Chicago IL 60606-6301

Corporate Facilities and Principal Associated Companies

*Denotes production facility

CORPORATE HEADQUARTERS

          Wrigley Building
          410 North Michigan Avenue
          Chicago, Illinois 60611
          www.wrigley.com

principal associated companies

DOMESTIC

Wrigley Manufacturing Company, LLC	The Wrigley Company Limited*	Wrigley Scandinavia AS
Chattanooga, Tennessee*	Plymouth, England, U.K.	Oslo, Norway
Chicago, Illinois*
Gainesville, Georgia*	Wrigley France S.N.C.*	The Wrigley Company (P.N.G.) Ltd.
Yorkville, Illinois*	Biesheim, France	Port Moresby, Papua New Guinea

Four-Ten Corporation	Wrigley S.A.S.	Wrigley Philippines, Inc.*
Chicago, Illinois	Paris, France	Antipolo City, Philippines

Wrigley Sales Company	Wrigley G.m.b.H.	Wrigley Poland Sp. zo.o.*
Chicago, Illinois	Munich, Germany	Poznan, Poland

L.A. Dreyfus Company*	The Wrigley Company (H.K.) Limited	Wrigley Romania Produse Zaharoase SRL
Edison, New Jersey	Hong Kong	Bucharest, Romania

Northwestern Flavors, LLC*	Wrigley Hungaria, Kft.	OOO Wrigley
West Chicago, Illinois	Budapest, Hungary	Moscow, Russia
St.Petersburg, Russia*
Wrigley India Private Limited*
INTERNATIONAL	Bangalore, Karnataka, India
Wrigley Slovakia s.r.o.
The Wrigley Company Pty. Limited*	Joyco India Private Limited*	Banska Bystrica, Slovakia
Sydney, Australia	Baddi, India
Wrigley d.o.o.
Wrigley Austria Ges.m.b.H.	Wrigley Israel Ltd.	Ljubljana, Slovenia
Salzburg, Austria	Herzeliya-Pituach, Israel
The Wrigley Company South Africa (Pty) Limited
Wrigley Bulgaria EOOD	Wrigley Italia, Srl.	Johanesburg, South Africa
Sofia, Bulgaria	Aprilia, Italy
Cafosa Gum, SA*
Wrigley Canada*	Wrigley & Company Ltd., Japan	Santig , Spaina
Ontario, Canada	Tokyo, Japan
Wrigley Co., S.A.
Wrigley Confectionary (China) Ltd.*	The Wrigley Company (East Africa) Limited*	Barcelona, Spain
Guangzhou, Guangdong,	Nairobi, Kenya
People’s Republic of China		Wrigley Scandinavia AB
	The Wrigley Company (Malaysia) Sdn. Bhd.	Stockholm, Sweden
Wrigley Confectionary (Shanghai) Company Ltd.*	Kuala Lumpur, Malaysia
Shanghai, People’s Republic of China		Wrigley Taiwan Limited*
	Wrigley Mexico S. de R.L. de CV (Mexico)*	Taipei, Taiwan, R.O.C.
Wuzhou Cafosa GumLtd.*	Silao, Guanajuato, Mexico
Wuzhou City, Guangxi,		Wrigley Middle East, FZCO
People’s Republic of China	The Wrigley Company (N.Z.) Limited	Dubai, United Arab Emirates
Auckland, New Zealand
Wrigley Croatia d.o.o.		Wrigley Ukraine, TzoV
Zagreb, Croatia		Kiev, Ukraine

Wrigley s.r.o.
Prague, Czech Republic

The Wrigley Company markets chewing gum, bubble gum, and confectionery products around the world. Its major brands include:

To learn more about Wrigley’s brands, visit www.wrigley.com

The brands listed above are trademarks owned by the Wm. Wrigley Jr. Company.

Wrigley is proud to have been named to the
FORTUNE “100 Best Companies to Work For” list
for the second consecutive year

Wm. Wrigley Jr. Company
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611

www.wrigley.com

f