Form 10-K, Exhibit 13
period 2006-12-31
WRIGLEY WM JR CO
filed 2007-02-13
CIK 108601

WINNING AS A GLOBAL CONFECTIONERY COMPANY

William Wrigley, Jr. (left) Executive Chairman and Chairman of the Board William D. Perez President and Chief Executive Officer

A MESSAGE FROM BILL WRIGLEY, JR. To our Shareholders and the Worldwide Wrigley Team: 2006 was quite a year. We made significant changes to our operations and organizational structure, strengthened our global presence and delivered our financial plan, achieving sales of $4.7 billon. This is the seventh year in a row that we have delivered earnings per share growth in the 9-11% range[1], while at the same time diversifying our business and investing for the future. Why do we continue to modify and improve our historically successful business model? As I have said before, smart organizations anticipate the need for change ... and change ... before it becomes necessary. One Team, One Focus ... Winning as a Global Confectionery Company When I wrote my first letter to you as CEO in our 1999 Annual Report, I shared my vision for Wrigley and talked about a new era of “accelerated evolution and aggressive expansion” for our Company. Since then, we have worked as one team, fundamentally transforming our Company and our culture. If you ask our associates, they will tell you. While we remain true to our core values, we are more aggressive, we encourage measured risk, and we are more disciplined with the investment of our resources. We are focused on our consumers and delivering innovation to the marketplace, and we are collaborating and communicating better than ever. As a result, since 2001, we have nearly doubled sales, grown share in key geographies, and increased earnings by a compounded annual rate of 10%[1].We are delivering results that put us in the top tier of our industry. Among the leading consumer packaged goods companies, we rank in the top three for delivering operating income gains and operating margins, and we are one of only two companies that has consistently delivered double-digit sales growth and maintained gross margins of better than 50%. “ Smart organizations anticipate the need for change ...and change...before it becomes necessary.” What drives our consistent performance? It is the vitality of our core gum business, relentless innovation, as well as the power of our expansive global footprint. This rock-solid foundation provides Wrigley with the resources and marketplace strength to grow our core business, diversify our product line and build our portfolio of global brands organically and through acquisition. Today, we are not only the world’s largest gum company, we are the fourth largest confectionery company in the world — moving up two spots on this list in the last year alone. By expanding into confections in a substantial way, we enhance our ability to grow our business, strengthen our competitive position, and increase opportunities to build shareholder value. Acceleration Through Acquisition This past year marked the first full year of our ownership of the Altoids, Life Savers, Creme Savers and Sugus brands. We knew that the job before us was to rejuvenate great brands that had suffered from limited innovation and marketing support before we took them over, and we knew it would require focus and investment to reverse their course. We successfully and quickly integrated them into our operations and field sales organization in 2005. In 2006, we streamlined their production, built back points of distribution, launched new innovations and invested significantly in brand support to drive consumer awareness and purchase. While some of these initiatives have taken longer to produce results than we would have liked, these brands are building momentum. In the U.S., Life Savers has been very responsive to new innovation and brand support and the Altoids mints business is trending in the right direction. In Asia, Sugus is delivering against its first year plan in China and the brand has been launched successfully in Vietnam. Our plans for 2007 include additional new brand support and great innovation, which will continue to drive these brands and increase their contribution to the business. Recently, we moved forward with an additional opportunity to diversify our business. In February 2007, we acquired an 80 percent interest in A. Korkunov, a privately held premium chocolate company in Russia, with the remaining 20 percent to be acquired over time. A. Korkunov — the company’s namesake product — is the top-selling brand in Russia’s highly competitive premium-boxed chocolate segment, and the company overall is the No. 2 player in that category. “ We recognized early in 2006 that we had work to do in several key areas.” We have always said we would enter the chocolate category if the right opportunity to create value for the Company and our shareholders came along — and this acquisition presents such an opportunity. It gives us increased competitive advantage in a strategic and strong Wrigley geography. It also provides us with a low-risk entry into chocolate and the chance to learn and innovate in the category — with the potential to apply these learnings to other geographies and benefit from the attractive growth and margin opportunities the premium chocolate segment has to offer.

NET EARNINGS NET SALES millions of dollars 584[1] billions of dollars 4.7 545[1] 4.2 493 3.6 446 3.1 402 2.7 363 2.4 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 Making Changes for the Better In addition to generating growth during the year, we recognized early in 2006 that we had work to do in several key areas. In supply chain, we needed to improve our customer service and address certain supply chain issues, particularly in the U.S. Our marketing approach needed to evolve to keep pace with the lives of our consumers. And, we needed to sharpen our focus on those business and geographic priorities that drive business results. Also important was breaking down barriers to fast and effective decision making and commercialization of great ideas. As with many companies experiencing rapid growth, bureaucracy was creeping into our operations and interfering with the speed of our decision-making. We saw it. We stopped it, and we are now as nimble as we’ve ever been. A fundamental component of our 2006 plan was sharpening our focus and aligning the entire Wrigley team on those areas of our business that will accelerate our ability to grow in 2007 and beyond. Prioritizing our Key Geographies While Wrigley does business in more than 180 countries, and we are growing sales in all regions, we are focusing on winning in those geographies where there is the largest population and greatest opportunity. In the U.S., our largest marketplace, we have maintained a high level of share and are twice the size of our nearest competitor. While several competitive products were launched in 2006, the Wrigley business showed resilience and strength — in fact many of our brands continued to grow in a year of increased competition. While there is always a period of trial when a new product enters the marketplace, the true test is staying power. As the marketplace leader, we are committed to the long-term and will continue to benefit from overall category growth. “In China, Russia and India, three priority geographies for Wrigley, we are driving exceptional double-digit category growth rates.” In China, Russia and India, three priority geographies for Wrigley, we are driving exceptional double-digit category growth rates. In China, we are the clear leader in the gum category and, despite increased competition, we have grown to become the #1 confectionery player in this country. In Russia, our gum share is three times as large as the next competitor — and innovation is driving consumption and growth in confections. In India, while operating off of a smaller base, we are increasing share with Boomer bubble gum and the fastest growing brand in the gum category, Orbit.

FINANCIAL HIGHLIGHTS 2006 2005 Net Earnings $ 529,377 $ 517,252 Diluted EPS $ 1.90 $ 1.83 Sales $ 4,686,011 $ 4,159,306 Dividends Paid $ 276,021 $ 241,669 Additions to Property, Plant and Equipment $ 327,758 $ 281,769 Stockholders’ Equity $ 2,388,092 $ 2,214,422 Return on Average Equity 23.0% 23.5% Stockholders of Record 40,986 41,105 Dilutive Shares Outstanding 278,399 282,284 In thousands of dollars and shares, except per share amounts and stockholders of record. For additional historical financial data see page 32. (1) This discussion of net earnings is a “non-GAAP” financial measure.The Company believes this measure provides its shareholders with additional information about its underlying results and trends, as well as insight into management’s view of operating results. Refer to the MD&A (page21) for further discussion of operating results in accordance with U.S. GAAP.The following table reconciles the “non-GAAP” net earnings to net earnings in accordance with U.S. GAAP: 2006 2005 000’s Per Share 000’s Per Share Net earnings, excluding restructuring and stock option expense $ 584,213 $ 2.10 $ 544,805 $ 1.93 Restructuring expense, net of tax (A) 31,011 0.11 27,553 0.10 Stock option expense, net of tax (B) 23,825 0.09 — - Earnings per share, as reported under U.S. GAAP $ 529,377 $ 1.90 $ 517,252 $1.83 (A) Management has excluded restructuring expense as it is viewed as nonrecurring costs incurred to improve production operations. (B) Management has excluded stock option expense as it is due to a new accounting requirement in 2006 and not comparable to other periods. While these high population countries are growth engines for the business, we continue to drive our business in all geographies and focus resources on countries that are particularly competitive, including Mexico and the U.K. We know that our historically high share will be challenged in the U.K. in 2007, but we are prepared and believe that with the right investment, the U.K. will continue to be one of our strongest marketplaces and we will continue to grow our business there. Improving our Supply Chain and Customer Service In 2006, we made significant operational and leadership changes in our supply chain organization. By better leveraging the strong talent of our Global Supply Chain Team and focusing our people and resources on the right things, we took a huge step forward in improving service to both our retail customers and our consumers. Changes in this important arena directly impact our overall speed, flexibility, efficiency and margins, and will support our continued growth and diversification in the future. Strengthening our Brand Equity By creating the new position of Chief Marketing Officer and reinvigorating our approach to marketing, we are adding new energy and strength to our brand-building efforts.We are making dynamic changes to how we connect with consumers, measure our results and build our global brands. We are leveraging new media channels and technology, while delivering more relevant creative content — recognizing the dramatically changing lifestyles of our consumers.With this new approach, we are translating consumer insights into world-class marketing that is original, compelling and drives business growth. Driving Innovation and High Performance Innovation continues to be our lifeblood, and our ongoing investment in innovation paid dividends in 2006 with new commercialized products, flavors and packages, including items like Doublemint Twins mints, Eclipse Fusion, Dark Chocolate Dipped Altoids and our unique bottle packaging in China, France and the U.S. We know that to win, we need powerful ideas with the capacity to captivate our consumers.We also must concentrate on those top-tier initiatives that have the greatest potential for growth, return on investment, and strategic impact on the business. Expanding our Leadership Team Finally, and perhaps most importantly, we continued to strengthen our Wrigley team through both development and promotion of Wrigley associates and the addition of top leadership talent, including Bill Perez as President and CEO of the Wrigley Company. Bill Perez brings to our already strong leadership team solid CEO experience at two companies with outstanding brand portfolios — Nike and SC Johnson. He is perfectly suited for this new position and is a great fit with our Company and our culture. Bill is leading all operations, advancing our growth strategy, and driving results for our business. In my full-time role as Executive Chairman and Chairman of the Board, I will work closely with Bill to advance our long-term strategy, drive innovation, develop our talented Wrigley team and strengthen our high-performance culture. In fact, my new role is giving me an even greater opportunity to focus on key growth strategies that will set the course for our future. I firmly believe that creating distinct and complementary roles for Bill Perez and me will drive our dynamic, global Company. We’ve already seen the benefits of dividing our leadership responsibilities over the past few months, and together, we are dedicated to building a stronger Company that is an even more powerful force in the global confections industry. In summary, 2006 was a year of great progress. We delivered on our business strategy, and we produced healthy top-line growth and earnings per share in line with our long-term goals. We improved our processes, advanced innovation, built momentum in our acquired brands and successfully executed our growth plans. However, while we have no control over the stock market, I must admit that I was disappointed with the performance of Wrigley stock during the year. It did not, in my opinion, reflect our performance for the year, nor the fundamental strength, resilience and profitability of the Company.That said, we will not waver from our belief that investing in the business and making the right decisions for the long-term health and prosperity of the Company are the best ways to deliver shareholder value.We are confident that as our strategies continue to deliver results, our performance will be reflected positively in our share value.

A Winning Team Throughout the year, what I found most rewarding was the commitment and leadership of our people. In a year of great change and growth, the team has demonstrated resilience and remarkable energy.We are working together as one team with one focus — winning as a global confectionery company. Every Wrigley associate has contributed to our success and helped bring us closer to our aspirations. I admire and appreciate their extraordinary dedication. “ In a year of great change, the team has demonstrated resilience and remarkable energy.” I also would like to extend a special thanks to the teams at our Chicago Factory and L.A. Dreyfus operations in New Jersey — two facilities we closed in 2006. In the year and a half since we announced our intention to discontinue operations at these two facilities, these teams have demonstrated pride, integrity and commitment to a job well done during a time of personal challenge. It is with their help that we successfully transitioned production as of December. I am pleased that many of them have relocated to other U.S. facilities, where we know they will continue to contribute to our business. To all of the Chicago Factory and L. A. Dreyfus associates and their families, I extend my sincere thanks and very best wishes. Looking ahead, we have a powerful 2007 plan in place, with great new products, creative marketing, continued investment and an aggressive strategy to win in a competitive marketplace. We are already off to a fast start with the A. Korkunov acquisition and several new product introductions in the first quarter. I have tremendous confidence in our leadership team, and I anticipate another year of growth and momentum. In closing, I want to thank our Board of Directors for their strong and thorough governance of the Company. I also want to express my appreciation to you, our shareholders, who value our honesty, integrity and long-term perspective on growth and investment ... and demonstrate your faith in our future by investing with us. With your support, we will continue to lead the category and reap the benefits of our high- level innovation, renewed focus, and continued investment in our brands and our people. Sincerely, William Wrigley, Jr. Executive Chairman and Chairman of the Board

A MESSAGE FROM BILL PEREZ To our Shareholders and the Worldwide Wrigley Team: The business results for 2006 are a testament to the outstanding leadership of Bill Wrigley, Jr. and the Executive Leadership Team, as well as the passion demonstrated every day by associates throughout the Company. This is truly a great team and I am honored to now be part of it. The first thing I wanted to do when I began in October was to meet as many people as possible and to listen and to learn. Over the last months, I have had the chance to visit with thousands of Wrigley associates on four continents, and I am impressed with the caliber of the people and their talent. This is a diverse, global team with a competitive spirit. “ This is truly a great team and I am honored to now be part of it.” And this winning attitude is important. The confectionery industry is highly competitive and dynamic. I have been very pleased to see how our organization has been able to anticipate the need for innovation and change while keeping focused on bringing in the numbers. During 2006, the Company integrated an acquisition in multiple countries, addressed significant competitive pressures, realigned our supply chain organization, introduced a new leadership model and never lost sight of sales and earnings targets. My job is to make sure that we continue to build on this momentum, focus our energy and resources on big wins, deliver the numbers and continue to grow and develop our Wrigley team. Going into 2007, we have some great opportunities: · Wrigley has a remarkably strong portfolio of brands that stand for quality and are loved by consumers around the world. • We are expanding our horizons with entry into new confectionery categories that hold great potential for us. • Our investment in innovation and global marketing platforms has accelerated the pace of new product development and we have an exciting pipeline of new products for 2007 and beyond.

· We have strong local teams building Wrigley brands and consumption of our products around the globe, and in particular, in the world’s largest and fastest- growing geographies including China, India and Russia. • We have extraordinary depth of retail product distribution around the world and solid relationships with global retailers across all channels of trade. “ My job is to make sure that we continue to build on this momentum, focus our energy and resources on big wins, deliver the numbers and continue to grow and develop our Wrigley team. ” In sum, we are well positioned in our key geographies and categories for future growth. That said, we also have some challenges: • We are off to a great start in the confections segment and have achieved category leadership in a number of marketplaces in a relatively short period of time. However, this is still a young business for us and we must continue to nurture our confectionery businesses around the world. • The growth and profitability of the gum category has not gone unnoticed by our competitors. We cannot allow our leadership in gum to mitigate our sense of urgency when it comes to driving our business. • We must be at the leading edge in our marketing communication — not only delivering fresh and memorable creative content, but also maximizing the productivity of our substantial investment in brand support. • We can also do a better job of leveraging our global presence and focusing efforts even more on big ideas that can be rolled out to our consumers globally or regionally — rather than country by country. • Finally, we need to continue to make smart choices about resource allocation.Wrigley has built impressive infrastructure in innovation, sales, marketing and supply chain, and we must capitalize on these assets and control expenses to drive bottom-line results. Wrigley has a powerful legacy as well as a vision, roadmap and strategy for growth as a total confectionery company. It is my pleasure to be working in partnership with Bill Wrigley, Jr., the Executive Leadership Team and Wrigley people around the world to advance this vision and deliver value to our consumers, our retail customers and our stockholders. Respectfully, William D. Perez President and Chief Executive Officer

Executive Leadership Team In addition to Bill Wrigley, Jr. and Bill Perez, the team includes: Top row (L to R): Peter Hempstead; Ralph Scozzafava; Howard Malovany Bottom row (L to R): Surinder Kumar; Reuben Gamoran; Dushan Petrovich

BILL WRIGLEY, JR. AND BILL PEREZ RESPOND TO COMMONLY ASKED QUESTIONS: Q: Where do you expect top-line growth to come from in the future? A: PEREZ We are generating healthy top-line growth in several ways. Our first priority is building brands by using consumer insights and innovation to bring relevant and sustainable offerings to the marketplace and increase consumption of our products. Internal development and acquisition will both fill this product pipeline and help us expand our participation in new confectionery categories. We also look at opportunities to increase distribution of our Wrigley brands. This includes geographic expansion as well as leveraging every potential sales channel in a marketplace. Whether it is a tiny corner store, a giant hyper-market or a non-traditional outlet like a home improvement center, our goal is to ensure that Wrigley brands are present everywhere our consumers shop. Q: Why is A. Korkunov a good strategic fit for Wrigley? A: WRIGLEY This acquisition marks the next step in the evolution of the Wrigley Company as a total confectionery player. We have always said we would enter the chocolate category of the total confectionery business if the right opportunity to create value for the Wrigley Company became available — and this acquisition presents such an opportunity. A. Korkunov has strong brands and is a key player in the premium chocolate segment in Russia — where we are the No.1 player in chewing gum. Entering into the premium chocolate business is not only a great strategic fit and a driver of new growth opportunities in one of our top priority global geographies, but it also represents an important addition to our competencies and has the long-term potential to create value in marketplaces around the world. Q: Is there something you learned during the acquisition of Altoids, Life Savers, Creme Savers and Sugus that you would apply to your new acquisition? A: WRIGLEY We are very positive about the acquisition of this family of brands. We knew going into the transaction that it would take time and investment to successfully re-energize them and were prepared to take the time to do it right because we believe there is real upside opportunity. Some factors beyond our control slowed the closing process and we were disappointed that this delayed some of our efforts, but we have successfully integrated the brands into the business and they are gaining traction in the marketplace. An organization learns during every major event, and I know that we have learnings that will apply to our purchase of A. Korkunov. However, there are also a lot of differences between the two transactions, including the fact that A. Korkunov’s management will remain in place and will continue to run the day-to-day business while helping Wrigley understand the premium chocolate business. Q: Do you anticipate that margins will ever be restored to their historic levels? A: PEREZ Those higher gross margin levels in the past were achieved at a time when our category opportunities were narrower, our top-line growth and pace of innovation were slower, and the percentage of our business in fast-growing, developing geographies was smaller. The expansion of our product portfolio, the growth of our non-gum confectionery offerings and our ongoing investment and expansion in geographies like India, Russia, China and Mexico have brought average gross margins down but have opened up a world of opportunities for our Company in terms of future growth.Acceleration of our innovation and expansion of our confectionery business across key geographies are delivering strong, double-digit, top-line revenue increases, putting us near the head of the pack in terms of our consumer goods peers. And very few of those peers enjoy gross margins anywhere near our current levels — in excess of 50%. Even with that, we recognize and are working toward even greater efficiencies in supply chain activities for our core gum products, and we continue to see opportunities for margin improvements with our acquired confectionery brands. Going forward, we are committed to maintaining a product portfolio that helps us drive consumption and sales while at the same time delivering attractive margins that help drive profits and create resources for additional investment in the business. Q: Brand support as a percent of sales was lower in 2006 versus 2005. Do you expect that trend to continue? A: PEREZ I would not read too much into that. Brand support increased in absolute dollars from 2005 to 2006 and reflected the impact of the acquired confectionery brands — for which we are still building support levels. On the other hand, shifts to less traditional and better targeted media and other efficiencies, including the consolidation of our media buying with two agencies, allowed us to achieve more bang for our marketing dollar. Bottom line,Wrigley continues to spend aggressively against its brands and at the higher end of the consumer packaged goods industry. And, we are constantly adjusting our marketing mix and exploring new means for connecting with our consumers in smart, creative and increasingly effective ways. Q: Competition has been intense in 2006. How are you defending your share, particularly given the U.S. is your largest marketplace? A: PEREZ Over the past five years, our share of dollar sales in the U.S. has increased by 9 share points. While there has been some slippage in 2006, it was in a single category segment — sugar sticks — and plans are already in place to revitalize this piece of the business. Orbit remained the fastest growing major brand in the U.S. increasing its dollar share by almost 4 share points. Please keep in mind that we focus on making smart decisions that help us compete effectively while building brands for the long term. At the end of the day we both grow and defend our share on a global basis by delivering consumer-relevant products, new innovation and unsurpassed quality. Q: How will the role of Executive Chairman and President & CEO work together? A: WRIGLEY Given Wrigley’s tremendous growth of the past few years and today’s commercial and governance climate, I firmly believe that separating the Chairman role from that of the President and CEO will help our company divide and conquer the many responsibilities inherent in running an organization of this size and global reach. A: PEREZ Bill and I are completely aligned as to the direction of this company and excited about our partnership. We have worked hard to define distinct and complementary roles that will give the Company the focus and leadership it needs to drive our dynamic, competitive global company.

Successful innovation is as much science as it is imagination IGNITING IMAGINATION Delighting consumers is at the heart of what we do. In 2006, Wrigley continued to bring fresh tastes, formats and packaging to consumers of all ages with more than 80 new innovations around the globe. This tremendous output of ideas comes from our Global Innovation Center (GIC), where teams collaborate to create the “big ideas” that will win with consumers. Some of these ideas included Excel Fuse, an outstanding gum that combines refreshing mint and fruit flavors, and new confectionery items like Life Savers Fruit Splosions and Doublemint Twins mints. Successful innovation in confectionery products is as much science as it is art. It takes both technical “know how” and imagination, and it requires that we focus our passion, energy and resources on the ideas that will mean the most to our consumers and to the business. At the GIC, the creative development of new products revolves around the Consumer Center, a world-class facility that provides real-time insights into what consumers want and feedback on new products, flavors and packages throughout the development process. Innovation doesn’t just happen in the GIC. To take a new Wrigley product from the lab to your local store, teams of Wrigley associates in procurement, manufacturing, marketing, merchandising and sales drive new product initiatives and apply their own expertise and creativity in ensuring that Wrigley innovations will be profitable, engaging and successful on the retail shelf.

20% OF 2006 SALES CAME FROM NEW PRODUCTS. ENSURING QUALITY AND VALUE Wrigley associates are proud of what our brands stand for and the value that they deliver. They also know that leadership in the global confectionery marketplace demands superior product performance. Wrigley is committed to building its brand quality at every level — from the development of formulas and purchase of ingredients, to package design and ultimately manufacturing the finished product. With the pace of growth and diversification increasing, the worldwide manufacturing team at Wrigley is challenged to learn new manufacturing processes and increase efficiencies and production volumes on a regular basis. The Wrigley Manufacturing Gold Standard — “Excellence in Quality — Everywhere, Every Time” — ensures that we are delivering the highest level of quality at the lowest possible price —in every one of Wrigley’s 21 global manufacturing facilities and on every production line. In 2006, manufacturing piloted a new program designed to uphold and continuously deliver against the Gold Standard for Quality.The program identified key control elements in manufacturing processes and by fine-tuning these elements, several key manufacturing sites in Asia have improved their efficiency and product quality. With this success, the program is now being rolled out across Wrigley’s worldwide manufacturing facilities and will help our brands delight consumers and outperform the competition.

Excellence in Quality — Everywhere, Every Time DELIVERING BIG WINS Around the world, Wrigley teams are growing the business by working together and by sharing great ideas. In China,Wrigley’s largest marketplace outside of the U.S., the opportunities for growth remain impressive. 2006 proved to be another banner year for Wrigley China, as the team rallied to break a new sales record. Early in the year, the China team aligned behind this opportunity, and identified how the entire organization, and in particular supply chain, sales and marketing, would work together to achieve their goal.Through their tremendous efforts, Wrigley China achieved their aspiration, delivered double-digit gains in sales and continued to build their leadership in the Chinese confectionery business. Wrigley Russia scored a major success through diversification. Juicy Fruit Jelly Chews provided a new kind of win for one of the oldest Wrigley brands by capturing the imagination and taste buds of a whole new generation of consumers with fun, gummie candies. Only eight months after its launch, Juicy Fruit Jelly Chews achieved a strong share of gummie sales and became a candy favorite. Russia is diversifying even more through acquisition. With the Company’s purchase of A. Korkunov, Wrigley is entering the premium chocolate category and expanding its position as a leading confectioner in Russia. In France, Wrigley boosted the gum category, and sales of Airwaves and Freedent gum brands, by being the first to market with a convenient and innovative new bottle pack.This particular success is an example of cross-pollination of great ideas. First introduced in China, the bottle pack is now delivering business growth in other Wrigley geographies. Wrigley France has captured the lion’s share of gum sales in the bottle and has been recognized by the retail trade as innovators in the gum category. Transplanting and nurturing big ideas to grow global brands

CONNECTING WITH CONSUMERS WM.Wrigley Jr. Company I 2006 Annual Watch out, world, Wrigley marketers around the globe are igniting a revolution! Life for our consumers has changed and it’s imperative that our approach to connecting with them is relevant and impactful.The age of static billboards is over, and the fast-paced world of mobile devices, text messaging and online social networking is going strong. Only brands that can reach their consumers in fresh, relevant ways will win. In 2006, Wrigley Marketing embraced a new attitude to tackle the challenges of today’s marketing communication. We call it “Igniting the M — Drive.” At the core of the initiative is evolving the way we cut through the info-clutter and establish bonds between our consumers and our brands. Great executions in 2006 included the launch of Eclipse mints in Hong Kong and Taiwan where the creative use of cabs, phones and airline tickets as vehicles for branding captured the attention of consumers on the go. In the U.S., Wrigley’s Extra brand lit up the night with music and dancing at the Extra Long Dance-A-Thon in New York’s Times Square. The event matched the long-lasting flavor of Extra with the endurance of dancers as they helped raise money to support dancing programs for New York school kids. Interactive and engaging communications will continue to weave Wrigley brands into the fabric of everyday life and connect with consumers on an emotional level. Weaving Wrigley brands into everyday life in fresh, new ways

Board of Directors WILLIAM WRIGLEY, JR. Director of the Company since 1988 Principal Occupation: Executive Chairman of the Company since 2006, Chairman of the Board since 2004, President and Chief Executive Officer of the Company from 1999 to 2006, Vice President of the Company from 1991 to 1999 and Assistant to the President from 1985 to 1992. JOHN F. BARD Director of the Company since 1999 Committees: Audit Committee and Corporate Governance Committee Principal Occupation: Senior Vice President from 1991 until 1999 and Executive Vice President from 1999 until 2000, when he retired from the Company. Other Directorships: Weight Watchers International, Inc. and Sun-Times Media Group, Inc. HOWARD B. BERNICK Director of the Company since 2001 Committees: Audit Committee and Compensation Committee Principal Occupation: President of Bernick Holdings, Inc., since November 2006. President and Chief Executive Officer from 1994 to 2006, and a member of the Board of Directors from 1986 to 2006, of Alberto-Culver Company, a global manufacturer, marketer and distributor of beauty and hair care products. THOMAS A. KNOWLTON Director of the Company since 1996 Committees: Chairman of the Compensation Committee Principal Occupation: Dean of the Faculty of Business at Ryerson University, Toronto, Canada from 2000 until retirement in 2005. Executive Vice President of the Kellogg Company from 1992 until 1998. President of Kellogg North America from 1994 until 1998. Other Directorships: Sun-Rype Products Ltd. Committees of the Board of Directors AUDIT Richard K. Smucker, Chairman John F. Bard Howard B. Bernick Alex Shumate

WILLIAM D. PEREZ Director of the Company since 2006 Principal Occupation: President and Chief Executive Officer of the Company since October 2006. President and Chief Executive Officer of Nike, Inc. from 2004 until 2006.President and Chief Executive Officer of S.C. Johnson & Son, Inc. from 1997 to 2004. JOHN RAU Director of the Company since 2005 Committees: Compensation Committee and Corporate Governance Committee Principal Occupation: President and Chief Executive Officer since 2002, and Director since 2003, of Miami Corporation, a private holding company founded in 1917. Formerly, Mr. Rau was President and Chief Executive Officer of Chicago Title Corporation and Chicago Title and Trust Company from 1997-2000 and Dean, The School of Business, Indiana University from 1993-1996. Other Directorships: Nicor Inc. and First Industrial Realty Inc. and Trust, Inc. MELINDA R. RICH Director of the Company since 1999 Committees: Chairman of the Corporate Governance Committee Principal Occupation: President of Rich Entertainment Group since 1994. Vice Chairman since 2006, and a Director and Managing Shareholder since 1998, of Rich Products Corporation, Buffalo, New York, a multinational, privately-held, family-owned manufacturer and distributor of food products. Other Directorships: M&T Bank Corporation, Buffalo, New York STEVEN B. SAMPLE Director of the Company since 1997 Committees: Compensation Committee and Corporate Governance Committee Principal Occupation: President of the University of Southern California since 1991. Other Directorships: Intermec, Inc., AMCAP Fund Inc. and American Mutual Fund, Inc. ALEX SHUMATE Director of the Company since 1998 Committees: Audit Committee and Corporate Governance Committee Principal Occupation: Partner of the law firm Squire, Sanders & Dempsey, L.L.P., resident in Columbus, Ohio, since 1988 and its Managing Partner since 1991. Other Directorships: Nationwide Financial Services, Inc. and Cincinnati Bell, Inc. RICHARD K. SMUCKER Director of the Company since 1988 Committees: Chairman of the Audit Committee Principal Occupation: Co-Chief Executive Officer since 2001, President since 1987, a Director since 1975, and Chief Financial Officer from 2003 through 2004, of The J.M. Smucker Company, a manufacturer of food spreads, juices and beverages, shortening and oils, and other food-related products. Other Directorships: The J.M. Smucker Company and The Sherwin-Williams Company COMPENSATION Thomas A. Knowlton, Chairman Howard B. Bernick John Rau Steven B. Sample CORPORATE GOVERNANCE Melinda R. Rich, Chairman John F. Bard John Rau Steven B. Sample Alex Shumate Elected Officers William Wrigley, Jr. Executive Chairman and Chairman of the Board of Directors William D. Perez President and Chief Executive Officer Reuben Gamoran Senior Vice President and Chief Financial Officer Peter R. Hempstead Senior Vice President — Worldwide Strategy and New Business Surinder Kumar Senior Vice President and Chief Innovation Officer Dushan Petrovich Senior Vice President and Chief Administrative Officer Howard Malovany Vice President, Secretary and General Counsel Ralph Scozzafava Vice President — Worldwide Commercial Operations John Adams Vice President — Worldwide Manufacturing Vincent C. Bonica Vice President — Worldwide Gum Base Operations Susan Henderson Vice President — Corporate Communications Donagh Herlihy Vice President — People, Learning and Development and Chief Information Officer Carol Knight Vice President — Scientific and Regulatory Affairs Shaun Mara Vice President and Controller Patrick D. Mitchell Vice President — Worldwide Procurement and Chief Procurement Officer Jon Orving Vice President — Nordic Igor Saveliev Vice President and Managing Director — East/South Europe Martin Schlatter Vice President and Chief Marketing Officer Alan J. Schneider Vice President and Treasurer Denis Schrey Vice President and Managing Director — North/Central Europe and Pacific Tawfik Sharkasi Vice President — Research and Development Samson Suen Vice President and Managing Director — China Michael F. Wong Vice President and Managing Director — Asia

The brands listed above are trademarks owned by the Wm. Wrigley Jr. Company.

Management’s Discussion and Analysis
Dollar and share amounts in thousands except per share figures
Management’s Discussion and Analysis (MD&A) provides an understanding of operating results and financial condition by focusing on changes in key measurers from year to year. The MD&A is organized in the following sections:
•	Overview

•	Results of Operations

•	Liquidity and Capital Resources

•	Significant Accounting Policies and Estimates

•	Other Matters
The MD&A should be read in conjunction with the Consolidated Financial Statements and related notes included herein.

OVERVIEW
Corporate Overview and Strategic Focus
The Wm. Wrigley Jr. Company (the Company or Wrigley) is a recognized leader in the confectionery field and the world’s largest manufacturer and marketer of chewing gum. Wrigley is committed to achieving generational growth and prosperity for its stakeholders through executing a long-term strategic business plan based on six key objectives;
•	Boosting core gum business

•	Developing organically and acquiring non-gum confectionery businesses

•	Expanding into attractive new geographies and distribution channels

•	Driving innovation in products, processes and systems

•	Delivering the highest quality products and solutions at the lowest cost

•	Aggressively growing, developing and recruiting people around the world
Wrigley plans to achieve its growth through both internal development and strategic acquisitions and pursue excellence in operational execution, innovation, brand building, worldwide distribution and merchandising to sustain its global competitive advantage.
Wrigley products are sold in over 180 countries with the goal of delivering quality synonymous with the Wrigley name while tailoring flavors and product benefits to address the tastes and needs of local consumers. While the Company continues to expand both the depth and breadth of its product offerings, its primary competitors remain the same, including Cadbury and Mars on a global basis and Lotte, Perfetti and Hershey in the Asia, EMEAI (principally Europe) and North America regions, respectively.
Summary of 2006 Results of Operations
The Company achieved 15% unit volume and 13% net sales growth in 2006 compared to 2005. Diluted earnings per share were $1.90 in 2006 compared to $1.83 in 2005. The increase was primarily due to strength and growth across most segments and the positive impact of exchange offset by restructuring expense of $0.11 per share in 2006 compared to $0.10 in 2005, stock option expense of $0.09 per share related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment” in 2006 and the dilutive impact, including related debt service costs, of the Company’s acquisition, which closed as of June 26, 2005, of the Altoids, Life Savers, Creme Savers, and Sugus brands (new confectionery brands).
Volume growth in 2006 was driven by the incremental volume for the acquired new confectionery brands in the first six months of 2006 as well as solid performance of the core businesses across all segments. North America experienced strong volume growth primarily due to the addition of the new confectionery brands to the portfolio. EMEAI experienced steady volume growth led by continued double digit growth in Russia, Ukraine, India and the Middle East. Asia experienced strong volume growth primarily due to continued double digit volume growth in China. Other Geographic Regions (the Pacific and Latin America regions)

experienced strong volume growth mainly due to double digit growth in Australia and strong growth in Mexico.
During 2006, the Company continued executing against its previously announced plans to restructure the North America production network in order to maximize manufacturing efficiencies. The Company incurred restructuring charges of $45,074 in 2006 compared to $40,223 in 2005. The Company anticipates annual pre-tax income and cash flow savings of approximately $18,000 to $22,000 beginning in 2007 as a result of the restructuring.
Average foreign currency translation had a $0.03 positive impact to dilutive earnings per share in 2006 compared to 2005. The increase in 2006 was primarily due to average translation rates of stronger EMEAI region and Asia region currencies to the weaker U.S. dollar partially offset by weaker Pacific region currencies to the stronger U.S. dollar. The Company maintains a strong global presence; therefore, future exchange rate fluctuations will continue to impact results of operations.
RESULTS OF OPERATIONS
Net Sales
2006 vs. 2005
Consolidated net sales for 2006 were $4,686,011, an increase of $526,705 or 13% from 2005. Volume growth increased net sales 13%.Strong volume across all regions increased net sales 8% and the incremental volume of the acquired new confectionery brands for the first six months of 2006 increased net sales 5%. Unfavorable geographic and product mix decreased net sales 1%. Average translation of stronger foreign currencies to the weaker U.S. dollar increased net sales approximately 1%. New products accounted for approximately 20% of net sales in 2006.
North America net sales for 2006 were $1,752,289, an increase of $217,269 or 14% from 2005. Volume growth increased net sales 15%.Volume growth was primarily driven by the incremental volume from the new confectionery brands for the first six months of 2006, which contributed 12% to the increase in net sales, with the remaining 3% increase in net sales driven by volume growth in the core business. Unfavorable price/mix decreased net sales 1%.
EMEAI net sales for 2006 were $2,070,366, an increase of $176,002 or 9% from 2005. Volume growth increased net sales 7%, primarily led by Russia and Ukraine, where the Orbit brand led growth, as well as India and the Middle East. Favorable price/mix increased net sales 1%. Average translation of stronger European currencies, primarily the Euro and the British pound, to the weaker U.S. dollar increased net sales approximately 1%.
Asia net sales for 2006 were $622,853, an increase of $116,682 or 23% from 2005. Volume growth increased net sales 21%, primarily led by China, where the Extra and Doublemint brands led growth. Unfavorable price/mix decreased net sales 1%. Average translation of a stronger Chinese renminbi to the weaker U.S. dollar increased net sales approximately 3%.
Other Geographic Regions net sales for 2006 were $180,153, an increase of $16,597 or 10% from 2005. Volume growth increased net sales 14%, primarily led by Australia and Mexico, where the Eclipse brand led growth. Unfavorable product mix decreased net sales 3%. Average translation of a weaker Australian dollar to the stronger U.S. dollar decreased net sales approximately 1%.
2005 vs. 2004
Consolidated net sales for 2005 were $4,159,306, an increase of $510,714 or 14% from 2004. Volume growth increased net sales 13%. The acquisition of the new confectionery brands increased net sales 5%. First quarter 2005 net sales of Boomer, Solano, Pim Pom and Ta Ta (Joyco Group products), which were not included in 2004 first quarter results, contributed approximately 1% of net sales growth. The remaining volume growth, across all regions, increased net sales 7%. Average translation of stronger foreign currencies, primarily in Europe, to the weaker U.S. dollar increased net sales approximately 1%. New products accounted for approximately 17% of net sales in 2005.
North America net sales for 2005 were $1,535,020, an increase of $255,353 or 20% from 2004. Volume growth in the U.S. and Canada increased net sales 19%. In the U.S., volume growth was driven by the new confectionery brands, which contributed 14% to net sales. The remaining volume growth, which contributed 5% to net sales, was led by Orbit, Orbit White, and Extra in the U.S. and Excel and Extra in Canada. Average translation of the stronger Canadian dollar to the weaker U.S. dollar increased net sales approximately 1%.
EMEAI net sales for 2005 were $1,894,364, an increase of $132,498 or 8% from 2004. Volume growth increased net sales 6%,including 1% from the 2005 first quarter net sales of Joyco Group products, which were not included in 2004 first quarter results. The remaining volume growth, which contributed 5% to net sales, was led by Russia and the Ukraine. Favorable product mix increased net sales 1%. Average translation of stronger Central European currencies, primarily the Polish zloty, Czech koruna, and Ukraine hryvania, to the weaker U.S. dollar increased net sales approximately 1%.

Asia net sales for 2005 were $506,171,an increase of $104,522 or 26% from 2004.Volume growth increased net sales 21%, including 3% from the 2005 first quarter net sales of Joyco Group products, which were not included in 2004 first quarter results. The remaining volume growth, which contributed 18% to net sales, was mainly due to double digit growth across most of the region, including China. Favorable product mix, due to higher sales of Extra in China, increased net sales by 3%. Average translation of a stronger Chinese renminbi and New Taiwan dollar to the weaker U.S. dollar increased net sales approximately 2%.
Other Geographic Regions net sales for 2005 were $163,556, an increase of $8,126 or 5% from 2004. Volume growth in Mexico increased net sales 3%. Unfavorable product mix, primarily in the Latin America region, decreased net sales 1%. Average translation of the stronger Australian dollar to the weaker U.S. dollar increased net sales approximately 3%.
Operating Income
The following table presents components of operating income as a percentage of net sales. Other included in merchandising and promotion includes brand research and royalty fees.

	2006		2005		2004

Gross profit	51.9%		54.2%		55.7%

Selling, general and administrative:
Advertising	(10.2%	)	(11.0%	)	(12.0%	)
Merchandising and promotion / other	(5.2%	)	(5.7%	)	(6.0%	)
Selling and other marketing	(10.5%	)	(10.2%	)	(9.7%	)
General and administrative	(8.4%	)	(8.6%	)	(8.3%	)

Total selling, general and administrative (SG&A)*	(34.3%	)	(35.6%	)	(36.0%	)

Operating income*	17.5%		18.7%		19.7%

* May not total due to rounding
2006 vs. 2005
Consolidated operating income for 2006 increased $45,137 or 6% compared to 2005. Average translation of stronger foreign currencies to the weaker U.S.dollar increased operating income approximately 2%. Gross profit increased $173,918 or 8% from 2005 due to increased net sales partially offset by lower gross profit margin. Gross profit margin as a percentage of net sales decreased 2.3 percentage points compared to 2005. The addition of the new confectionery brands decreased gross profit margin 1.1 percentage points and stock option and restructuring expense decreased gross profit margin 0.2 percentage points.
The remaining decrease was mostly due to unfavorable product mix and slightly higher product costs as well as a higher percentage of sales from lower margin geographies. Average translation of stronger foreign currencies increased gross profit approximately 1%. SG&A expense increased $128,781 or 9% from 2005 primarily due to stock option expense, increased selling expenses, brand support and research and development expense.
North America operating income for 2006 decreased $31,039 or 8% compared to 2005. Gross profit increased $26,328 or 3% from 2005 due to increased net sales partially offset by lower gross profit margin. Gross profit margin as a percentage of net sales decreased 4.7 percentage points compared to 2005. Higher restructuring charges and stock option expense decreased gross profit margin 0.3 percentage points. The full year in 2006 of the new confectionery brands decreased gross margin 2.6 percentage points and the remaining decrease was primarily due to unfavorable product mix and slightly higher product cost. SG&A expense increased $57,367 or 15% from 2005 primarily due to investment in the new confectionery brands and stock option expense.
EMEAI operating income for 2006 increased $80,197 or 16% compared to 2005. Average translation of foreign currencies to the U.S. dollar increased operating income approximately 2%. Gross profit increased $101,921 or 9% from 2005 due to increased net sales partially offset by slightly lower gross profit margin. Gross profit margin as a percentage of net sales decreased 0.2 percentage points primarily due to unfavorable product/geographic mix partially offset by slightly higher selling prices. Average translation of foreign currencies to the U.S. dollar increased gross profit approximately 1%. SG&A expense increased $21,724 or 3% from 2005 primarily due to increased selling expense to expand sales force capabilities and stock option expense partially offset by decreased brand support. Average translation of foreign currencies to the U.S. dollar increased SG&A expense approximately 1%.
Asia operating income for 2006 increased $30,323 or 23% compared to 2005. Average translation of a stronger Chinese renminbi to the U.S. dollar increased operating income approximately 3%. Gross profit increased $53,979 or 18% from 2005 primarily due to increased net sales partially offset by lower gross profit margin. Gross profit margin as a percentage of net sales decreased 2.2 percentage points primarily due to unfavorable price/mix. Average translation of stronger Asian currencies increased gross profit approximately 3%. SG&A expense increased $23,656 or 14% from 2005 primarily due to increased brand support, selling and administrative expense and stock option expense. The impact of average foreign exchange increased SG&A expense approximately 3%.

Other Geographic Regions operating income for 2006 increased $4,598 or 24% compared to 2005. Average translation of a weaker Australian dollar to the stronger U.S. dollar decreased operating income approximately 4%. Gross profit increased $6,196 or 9% from 2005 due to increased net sales and higher gross profit margin partially offset by the impact of exchange. Average translation of a weaker Australian dollar to the stronger U.S. dollar decreased gross profit approximately 2%. SG&A expense increased $1,598 or 3% from 2005 primarily due to increased selling expense and brand support. The impact of average foreign exchange decreased SG&A expense approximately 1%.
All Other operating expense for 2006 increased $38,942 or 16% compared to 2005. The increase was primarily due to stock option expense, an increase in research and development expense and separation agreements related to two former executives partially offset by a nonrecurring 2005 cost associated with a shareholder approved increase in authorized shares.
2005 vs. 2004
Consolidated operating income for 2005 increased $56,117 or 8% compared to 2004. Average translation of foreign currencies to the weaker U.S. dollar increased operating income approximately 2%. Gross profit increased $222,529 or 11% from 2004 due to increased net sales and the impact of exchange partially offset by lower gross profit margin. Gross profit margin as a percentage of net sales decreased 1.5 percentage points compared to 2004. Restructuring charges decreased gross profit margin 1.0 percentage point. Lower profit margins on the new confectionery brands were partially offset by lower product cost in the Company’s core business. Average translation of stronger foreign currencies increased gross profit approximately 2%. SG&A expense increased $166,412 or 13% from 2004 primarily due to the new confectionery brands, higher selling expense in the EMEAI region, increased brand support in Asia and foreign exchange. Average translation of stronger foreign currencies to a weaker U.S. dollar increased SG&A expense approximately 1%.
North America operating income for 2005 increased $35,745 or 10% compared to 2004. Average translation of the stronger Canadian dollar to the weaker U.S. dollar increased operating income approximately 1%. Gross profit increased $83,641 or 12% from 2004 due to increased net sales and the impact of exchange partially offset by lower gross profit margin. Gross profit as a percentage of sales decreased 3.5 percentage points, including a 2.1 percentage point impact from restructuring charges. Lower profit margins on the new confectionery brands also contributed to the overall decrease. Average translation of a stronger Canadian dollar increased gross profit approximately 1%. SG&A expense increased $47,896 or 14% from 2004 primarily due to investment in selling infrastructure and brand support related to the purchase of the new confectionery brands. The impact of average foreign exchange increased SG&A expense approximately 1%.
EMEAI operating income for 2005 increased $48,293 or 11% compared to 2004. Average translation of stronger European currencies to the weaker U.S. dollar increased operating income approximately 2%. Gross profit increased $89,006 or 8% from 2004 due to increased net sales, improved gross profit margin and the impact of exchange. Gross profit as a percentage of sales increased 0.5 percentage points primarily due to improved profit margins in France, as a result of beginning direct sales to retail customers thereby reducing distribution costs. Average translation of stronger European currencies increased gross profit approximately 2%. SG&A expense increased $40,713 or 7% from 2004 mainly due to higher selling expense in France in support of the new direct sales operations and the impact of 2005 first quarter expenses from the Joyco Group operations, which were not included in 2004 first quarter results. The impact of average foreign exchange increased SG&A expense approximately 1%.
Asia operating income for 2005 increased $30,445 or 31% compared to 2004. Average translation of stronger currencies to the U.S. dollar increased operating income approximately 2%. Gross profit increased $59,010 or 25% from 2004 due to increased net sales and the impact of exchange partially offset by lower gross profit margin. Gross profit as a percentage of sales decreased 0.3 percentage points primarily due to unfavorable product mix in China, partially offset by lower product costs. Average translation of a stronger Chinese renminbi and New Taiwan dollar increased gross profit approximately 2%. SG&A expense increased $28,565 or 21% from 2004 mainly due to higher brand support in China and the impact of 2005 first quarter Joyco Group operations, which were not included in 2004 first quarter results. The impact of average foreign exchange increased SG&A expense approximately 2%.
Other Geographic Regions operating income for 2005 decreased $10,585 or 36% compared to 2004. Average translation of a stronger Australian dollar to the U.S. dollar increased operating income approximately 4%. Gross profit decreased $7,182 or 10% from 2004 due to lower gross profit margin partially offset by the favorable impact of exchange. Gross profit as a percentage of sales decreased 6.8 percentage points due to unfavorable product mix and costs related to starting up the Silao, Mexico factory. Average translation of a stronger Australian dollar to the U.S. dollar increased gross profit approximately 3%. SG&A expense increased $3,403 or 8% from 2004 primarily due to increased brand support in Mexico. The impact of average foreign exchange increased SG&A expense approximately 3%.

All Other operating expense for 2005 increased $47,781 or 25% compared to 2004. The increase was primarily due to higher innovation spending, including research and development, as well as restructuring charges related to the pending closure of the L.A. Dreyfus gum base operation.
Interest Expense
Interest expense was $61,820 in 2006, an increase of $30,172 from 2005. The increase was primarily due to the Company’s issuance of long-term debt and commercial paper in mid-2005 to fund the acquisition of the new confectionery brands.
Interest expense was $31,648 in 2005, an increase of $27,769 from 2004. The increase was primarily due to the Company’s issuance of long-term debt and commercial paper in mid-2005 to fund the acquisition of the new confectionery brands.
Investment Income
Investment income was $8,029 in 2006, a decrease of $7,684 from 2005. The decrease was primarily due to lower cash balances.
Investment income was $15,713 in 2005, an increase of $3,841 from 2004. The increase was primarily due to higher cash balances.
Other Income (Expense), Net
Other income,net was $1,365 in 2006,compared to other expense, net of $5,741 in 2005.
The change was primarily due to a gain recognized on the sale of property in EMEAI and other nonrecurring items.
Other expense, net was $5,741 in 2005, compared to $7,716 in 2004. The decrease was primarily due to foreign currency transaction gains in 2005 compared to losses in 2004 partially offset by the donation, net of realized gain, of marketable equity securities to the Wrigley Foundation in 2005.
Income Taxes
Income taxes were $239,670 in 2006, an increase of $2,262 or 1% from 2005. The increase was primarily due to the increase in pretax earnings of $14,387 or 2% partially offset by a decrease in the effective tax rate to 31.2% in 2006 from 31.5% in 2005.
Income taxes were $237,408 in 2005, an increase of $9,866 or 4% from 2004. The increase was primarily due to the increase in pretax earnings of $34,164 or 5%. The consolidated effective tax rate decreased slightly to 31.5% in 2005 from 31.6% in 2004.
LIQUIDITY AND CAPITAL RESOURCES
Operating Cash Flow and Current Ratio
Net cash provided by operating activities was $722,436 in 2006 compared to $740,304 in 2005 and $724,507 in 2004. The decrease in 2006 compared to 2005 was primarily due to increased levels of working capital mainly related to increased inventory levels to meet customer demand and timing of settlement of payables and accruals, partially offset by increased net earnings. The increase in 2005 compared to 2004 was primarily due to reduced levels of working capital and increased net earnings, partially offset by an increase in pension and post-retirement plan contributions of $23,800. The Company had a current ratio (current assets divided by current liabilities) in excess of 1.4 to 1 at December 31, 2006 and in excess of 1.3 to 1 at December 31, 2005.
Additions to Property, Plant and Equipment
Capital expenditures in 2006 were $327,758, an increase of $45,989 from 2005. The increase was primarily due to the acquisition of certain properties and higher spending on worldwide capacity. Capital expenditures in 2005 were $281,769, an increase of $61,447 from 2004. The increase was primarily due to higher spending on worldwide capacity, including the opening of the Silao, Mexico factory. Additions to property, plant and equipment are expected to decrease in 2007 and are planned to be funded from the Company’s cash flow from operations.
Share Repurchases and Dividends
On May 19, 2006, the Company’s Board of Directors authorized additional stock repurchases of up to $500,000 under the Share Repurchase Program. This additional authorization will follow the completion of the $400,000 authorized by the Board of Directors in 2004. During 2006, the Company repurchased 2,141 shares totaling $126,112, including 2,132 shares totaling $125,570 under the Board of Directors authorized Share Repurchase Program and 9 shares totaling $542 under the stockholder approved Management Incentive Plan (MIP). During 2005, the Company repurchased 3,388 shares totaling $231,998, including 3,382 shares totaling $231,610 under the Board of Directors authorized Share Repurchase Program and 6 shares totaling $388 under the shareholder approved MIP. At December 31, 2006, $503,193 was available for repurchase under the Share Repurchase Program.

On April 4, 2006, the Company’s stockholders authorized a one-time stock dividend of one share of Class B Common Stock for each four shares of Common Stock issued and one share of Class B Common Stock for each four shares of Class B Common Stock issued. In connection with the distribution of Class B Common Stock to holders of both Common Stock and Class B Common Stock, cash payments were made in lieu of issuing any fractional shares of Class B Common Stock. All share information included herein has been adjusted to reflect the stock dividend. The Company distributed the one-time stock dividend on May 1, 2006.
Dividends paid per common share increased 15% to $0.99 in 2006. Total dividend payments were $276,021, $241,669 and $207,803 in 2006, 2005 and 2004, respectively. Dividends paid per common share increased 16% to $0.86 in 2005.
Long-Term Debt
On July 14, 2005, the Company issued $1,000,000 of senior unsecured notes. The senior note offering included $500,000 of five-year notes maturing on July 15, 2010, bearing a coupon interest rate of 4.30% and $500,000 of ten-year notes maturing on July 15, 2015, bearing a coupon interest rate of 4.65%. Interest is payable semi-annually on January 15th and July 15th. At December 31, 2006, the fair value of the senior notes, based on market quotes, was $958,740.
Also on July 14, 2005, the Company entered into an agreement for a $600,000 five-year unsecured credit facility maturing in July 2010. The Company intends to use this credit facility primarily to support commercial paper. However, the Company may also draw on the facility for general purposes. Under certain conditions, the Company may request an increase in aggregate commitment under this credit facility, not to exceed a total of $1,000,000. This credit facility requires maintenance of certain financial covenants, with which, at December 31, 2006, the Company was compliant. The Company had no borrowings outstanding under the credit facility at December 31, 2006 and 2005. At December 31, 2006 and 2005, $65,000 and $100,000 of commercial paper was outstanding bearing an average interest rate of 5.26% and 4.19%, respectively.
On July 14, 2005, the Company terminated its $300,000 unsecured line of credit, which was originally entered into to finance a portion of the acquisition of certain confectionery businesses of the Joyco Group.
Additional External Capital Resources
On March 1, 2005, the Company filed a shelf registration statement on Form S-3 with the SEC that would allow the Company to issue, from time to time, debt securities, which may be senior debt securities or subordinated debt securities, preferred stock, common stock, warrants, stock purchase contracts or stock purchase units. The aggregate initial offering price of all securities sold by the Company under the prospectus shall not exceed $2,000,000. With the issuance of $1,000,000 of senior notes in July 2005, the Company has $1,000,000 remaining under the shelf registration prospectus.
Contractual Obligations
The Company enters into arrangements that obligate it to make future payments under contracts such as debt, leases and contractual purchase obligations. The Company enters into these arrangements in the normal course of business in order to ensure adequate levels of cash funding, raw materials, office and warehousing space and machinery, equipment or services for significant capital projects. Debt obligations, which include senior notes and commercial paper, are recognized as liabilities in the Company’s Consolidated Balance Sheet at December 31, 2006. Operating lease obligations and contractual purchase obligations, which primarily relate to anticipated raw material requirements for 2007, are not recognized as liabilities in the Company’s Consolidated Balance Sheet in accordance with generally accepted accounting principles.
A summary of the Company’s contractual obligations at December 31, 2006 is as follows:

	PAYMENTS DUE BY PERIOD
		Less than	2-3	4-5
Contractual Obligations	Total	1 Year	Years	Years	Thereafter

Debt	$1,065,000	65,000	—	500,000	500,000
Interest on senior notes	295,250	44,750	89,500	68,000	93,000
Operating leases	141,020	35,920	47,477	29,852	27,771
Purchase obligations	1,059,014	874,097	177,417	7,500	—

Total	$2,560,284	1,019,767	314,394	605,352	620,771

Additionally, the Company has no contractual obligations with related parties which may materially affect its results of operations, cash flows or financial condition.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES
The Company’s significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements. The application of certain policies requires significant judgments or an estimation process that can affect the results of operations,financial position and cash flows of the Company, as well as the related footnote disclosures. The Company bases its estimates on historical experience and other assumptions, as discussed below, that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company’s results of operations for the period in which the actual amounts become known. The accounting policies and estimates with the greatest potential to have a significant impact on the Company’s operating results, financial position, cash flows and footnote disclosures are as follows.
Marketing and Promotional Programs—The Company’s significant marketing and promotional programs include introductory allowances, promotional and performance allowances, slotting fees and coupon redemption costs and are recorded as reductions of revenue. The Company enters into promotional arrangements, primarily with its retail customers, many of which require periodic payments based on customers’ estimated annual purchases. The Company estimates these future purchases on a routine basis in order to properly account for these payments. In addition, the Company routinely commits to one-time promotional programs with customers that require the Company to estimate the ultimate cost of each promotional program and accrue that cost until paid. The Company tracks its commitments for promotional programs and, using historical experience, estimates and records an accrual at the end of each period for the earned but unpaid costs. While actual amounts paid may differ from these estimates, management believes that its estimates of promotional accruals fairly represent future requirements.
Allowance for Doubtful Accounts—In the normal course of business, the Company extends credit to customers satisfying pre-defined credit criteria. An allowance for doubtful accounts, which is reported within accounts receivable, is determined through an analysis of the aging of receivables at the date of the financial statements, assessments of collectibility based on historical trends, assessment of customer credit worthiness and an evaluation of current and projected economic conditions. Actual collections of accounts receivable could differ from management’s estimates due to changes in future economic or industry conditions or specific customer’s financial condition.
Valuation of Long-lived Assets—Long-lived assets, primarily property, plant and equipment, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying value of the asset reflected in the Company’s Consolidated Balance Sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions.
Pension and Other Post-Retirement Plan Benefits—The Company sponsors pension and other post-retirement plans in various forms covering substantially all employees in the U.S. as well as employees in certain other countries who meet eligibility requirements. Independent actuaries perform the required calculations to determine pension and other post-retirement plan cost. Several statistical and other factors which attempt to anticipate future events are used in calculating the costs and liabilities related to the plans. These factors include assumptions about the discount rates, expected returns on plan assets, rates of future employee compensation increases and trends in health care costs. In addition, the Company also uses actuarial assumptions such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may impact the amount of pension and post-retirement liabilities and costs recorded by the Company.
In 2007, the Company will maintain the long-term rate of return assumption for the assets in its U.S. plans at 8.25%. Additionally, the discount rate to determine pension cost for the U.S. plans will increase from 5.50% to 5.75%. The Company expects 2007 U.S. pension cost to slightly decrease.
The Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106 and 132(R)” on December 31, 2006. As more fully described in Notes 2 and 15 to the Consolidated Financial Statements, adoption resulted in additional current and noncurrent liabilities and noncurrent assets recorded in the Company’s Consolidated Balance Sheet at December 31, 2006 to reflect the funded status of the Company’s various pension and post-retirement benefit plans, with a corresponding unrecognized loss, net of tax, recorded as a component of accumulated other comprehensive loss, decreasing shareholders’ equity. The adoption of SFAS No. 158 had no effect on net earnings or cash flow.
Income Taxes—Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. U.S. federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable, but not on the portion that is considered to be permanently invested in foreign subsidiaries. The Company, along with third-party advisers, periodically reviews assumptions and estimates of the Company’s probable tax obligations using historical experience in tax jurisdictions and informed judgments.
Goodwill and Other Intangible Assets—The Company reviews goodwill annually to test for impairment. The impairment test is a two step process. The first step compares the fair value of each reporting unit to its carrying value. The Company’s reporting units are consistent with the reportable segments identified in Note 16 to the Consolidated Financial Statements. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and requires no further testing. If the carrying value of the net assets assigned to that reporting unit exceeds the fair value of the reporting unit, the Company must perform the second step of the impairment test to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss is recorded to write down the goodwill to fair value. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include projected revenue growth rates, operating margins, capital expenditures and related depreciation to calculate estimated cash flows. In addition, certain judgments and assumptions are made in allocating shared assets and liabilities to determine the carrying values of reporting units. The Company’s goodwill impairment testing, which was performed during the fourth quarter of 2006, did not result in an impairment charge in 2006.
Other intangible assets consist primarily of brands, patents and licenses, trademarks and customer relationships. Except for indefinite lived brands, these assets are amortized on a straight-line basis over their estimated useful lives of five to seventeen years. Brands determined to have indefinite lives are not amortized, but rather are tested annually for impairment or whenever events indicate there may be a potential risk of impairment. The Company measures impairment by comparing the discounted expected cash flows attributable to the brand to its carrying value. Similar to goodwill, the use of projected discounted cash flows involves certain judgments and assumptions. The Company’s other intangible asset impairment testing did not result in an impairment charge in 2006.
Restructuring—The Company accounts for its restructuring plans, which primarily include severance and employee related benefit costs and costs to consolidate or close facilities, as those obligations are incurred and evaluates asset useful lives and records accelerated depreciation in connection with such plans. The Company estimates the expense for these plans, which are approved by senior management, by accumulating detailed estimates for each element of the restructuring. This includes the estimated costs of employee severance and related benefits, accelerated depreciation and estimated salvage values of property, plant and equipment, other contractual obligations and any other qualifying exit costs related to the plan. These estimated costs are grouped by specific projects within the overall plan and are then monitored regularly by corporate finance personnel, as well as by finance personnel at each affected location. Such costs represent management’s best estimate, but require assumptions about the restructuring that may change over time. Estimates are evaluated periodically to determine if a change is required. The Company’s estimate of current restructuring activities is described in Note 11 to the Consolidated Financial Statements.
New Accounting Pronouncements—In addition to SFAS No. 158, discussed above, the Company adopted SFAS 123(R), “Share-Based Payment”, on January 1, 2006. As more fully described in Note 2 to the Consolidated Financial Statements, the Company began prospectively expensing stock-based compensation, including stock options, long-term stock grants, restricted stock and stock awards, using the fair value method. Incremental compensation expense of $34,630 was recorded in 2006 related to the expensing of stock options at fair value.
OTHER MATTERS
Market Risk
Inherent in the Company’s operations are certain market risks related to changes in foreign currency exchange rates and interest rates. Changes in these factors could cause fluctuations in the Company’s net earnings, cash flows and to the fair values of market risk sensitive financial instruments. In the normal course of business, the Company identifies these risks and mitigates their financial impact through its corporate policies and hedging activities. The Company’s hedging activities include the use of derivative financial instruments. The

Company uses derivatives only when the hedge is highly effective and does not use them for trading or speculative purposes. The counterparties to the hedging activities are highly rated financial institutions. Additional information regarding the Company’s use of financial instruments is included in the Notes to the Consolidated Financial Statements.
Foreign Exchange Risk—The Company’s primary area of market risk is foreign currency exchange rate risk. The Company is exposed to fluctuations in foreign currency primarily in the translation of foreign currency earnings to U.S. dollars, cash flows related to inventory purchases and sales and the value of foreign currency investments in subsidiaries. The Company’s primary exchange rate exposure is with the Euro and Canadian dollar against the U.S. dollar and the Polish zloty, British pound and Chinese renminbi against the Euro. The Company enters into foreign currency exchange contracts to facilitate managing foreign currency risk related to inventory purchases and sales and net investments in foreign subsidiaries. All contracts have been designated as hedges of anticipated foreign currency transactions, transactional exposures or the value of foreign currency investments in subsidiaries.
The total notional amount of forward contracts outstanding at December 31, 2006 was $808,424. The following table details the most significant forward positions held at December 31, 2006. All contracts are valued in U.S. dollars using December 31, 2006 exchange rates and expire on or before December 31,2007. Average contractual exchange rates are based on the currency received.

		Average Contractual
Contract Description	Contract Amount	Exchange Rate

Receive CAD/Sell USD	$220,101	1.12
Receive EUR/Sell USD	105,494	.77
Receive USD/Sell CAD	98,202	.88
Receive USD/Sell EUR	76,720	1.28
Receive PLN/Sell EUR	73,107	3.91
Receive EUR/Sell GBP	47,676	1.44
Receive RMB/Sell EUR	37,671	10.10
Receive EUR/Sell CZK	17,258	.04
Receive GBP/Sell EUR	15,152	.68
Receive USD/Sell PLN	14,809	.33
Receive USD/Sell AUD	12,938	.75
Receive USD/Sell GBP	10,075	1.83

The Company’s strategy for the use of derivative financial instruments in managing foreign currency exchange rate exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations and the market effects on foreign currency exchange rates. The Company’s derivative instruments are highly effective as hedges of the underlying cash flow, fair value or net investments. Therefore, any reasonably possible near-term changes in market rates would not result in material near-term impact on future earnings, fair values or cash flows.
Interest Rate Risk—The fair value of the Company’s cash and short-term investment portfolio at December 31, 2006 approximates carrying value. Exposure to interest rate risk on the Company’s long-term debt is mitigated because it carries a fixed coupon rate of interest. Market risk, as measured by the change in fair value resulting from a hypothetical ten percent change in interest rates, is not material. A hypothetical 100 basis point increase in short-term interest rates would increase the Company’s interest expense by approximately $650. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company’s financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at December 31, 2006, the market value of the Company’s debt, in aggregate, would increase by approximately $50,000.
Forward-Looking Statements
This report and any documents incorporated by reference may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements and financial disclosure that are not historical facts are forward looking statements within the meaning of such regulations, as well as the Private Securities Litigation Reform Act of 1995. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Wrigley, based on current beliefs of management as well as assumptions made by, and information currently available. Forward-looking statements may be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Although Wrigley believes these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate.

Forward-looking statements involve a number of risks and uncertainties that could cause actual results to vary. Additionally, significant factors that may affect the Company’s operations, performance, development or business results include the risks and uncertainties described below, those listed from time to time in the Company’s filings with the Securities and Exchange Commission and the risk factors or uncertainties listed herein or listed in any document incorporated by reference herein.
Significant factors that could impact the Company’s business operations include, without limitation, the following:
Availability or retention of retail space—In those countries where Wrigley maintains market leadership in the chewing gum segment, the Company’s ability to retain preferred retail space allocation will impact results. If Wrigley is not able to retain this allocation, its results could be negatively impacted.
Availability of raw materials—Wrigley uses different raw materials to manufacture chewing gum and other confectionery products including sugar, corn syrup, flavoring oils, polyols and high intensity sweeteners. While these products are generally readily available on the open market, if Wrigley was unable to maintain the availability, pricing and sourcing of these raw materials, its results could be negatively impacted.
Changes in demographics and consumer preferences—Wrigley operates in an increasingly competitive market. As such, its continued success is dependent upon its ability to continue to create and market products which appeal to its diverse consumers. Failure to adequately anticipate and react to changing demographics and product preferences, the failure of new or existing products to be favorably received, or its inability to otherwise adapt to changing market needs, could have a material adverse effect on its operating results.
Changes in foreign currency and markets conditions—Manufacturing and sales of a significant portion of Wrigley’s products are outside the United States. The majority of countries in which Wrigley operates tend to be politically, socially and economically stable. To the extent there is political or social unrest, civil war, terrorism or significant economic instability, the results of its business in such countries could be negatively impacted. In addition, volatility in foreign currencies could have a material adverse effect on results of operations.
Increased competition and discounting and other competitive actions—Wrigley competes worldwide with other well-established manufacturers of confectionery products, including chewing gum. Wrigley’s results may be negatively impacted by ineffective advertising or by failure to sufficiently counter aggressive competitive actions. In addition, discounting and other competitive actions may make it more difficult to maintain operating margins.
Underutilization of or inadequate manufacturing capacity and labor stoppages—Unanticipated movements in consumer demands could result in inadequate manufacturing capacity or underutilization of manufacturing capacity which could negatively impact manufacturing efficiencies and costs.
Governmental regulations—Governmental regulations with respect to import duties, tariffs, taxes and environmental controls, both in and outside the U.S., could negatively impact Wrigley’s costs and ability to compete in domestic or foreign market places.
Labor stoppages—To the extent Wrigley experiences any material labor stoppages, such disputes or strikes could negatively affect shipments from suppliers or shipments of finished product.
Outcome of integrating acquired businesses—Wrigley’s ability to successfully integrate any acquired business or assets, including the acquisition of certain confectionery assets of Kraft Foods Global, Inc., could cause actual results to differ from anticipated results or expectations of the Company’s business.
The factors identified above are believed to be significant factors, but not necessarily all of the significant factors, that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material effects on Wrigley. All forward-looking statements included in this report are expressly qualified in their entirety by the foregoing cautionary statements. Except as required by law, Wrigley undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Quarterly Data
In thousands of dollars except per share amounts
Results of Operations

				Net Earnings
	Net	Gross	Net	Per Share
	Sales	Profit	Earnings	(Diluted)*

2006
First quarter	$1,075,530	558,609	111,885	0.40
Second quarter	1,206,817	628,805	140,638	0.51
Third quarter	1,179,372	625,868	148,029	0.53
Fourth quarter	1,224,292	616,540	128,825	0.46

Total	$4,686,011	2,429,822	529,377	1.90

				Net Earnings
	Net	Gross	Net	Per Share
	Sales	Profit	Earnings	(Diluted)*

2005
First quarter	$950,390	537,633	131,014	0.46
Second quarter	1,040,184	594,371	162,444	0.57
Third quarter	1,062,388	570,266	129,718	0.46
Fourth quarter	1,106,344	553,634	94,076	0.33

Total	$4,159,306	2,255,904	517,252	1.83

Note:	The quarterly results of operations include the impact of the acquisition of certain confectionery assets from Kraft Foods Global, Inc. on June 26, 2005. Beginning in the third quarter of 2005, the quarterly results of operations also include the impact of restructuring charges related to the North America production network. Beginning in 2006, the quarterly results of operations include the impact of stock option expense related to the adoption of SFAS 123(R).
* May not total due to rounding

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

	2006	2006	2005	2005
	High	Low	High	Low

First quarter	$54.54	49.69	56.52	51.10
Second quarter	51.19	44.52	55.76	50.81
Third quarter	47.78	43.16	57.66	53.99
Fourth quarter	53.23	45.35	58.20	53.19

Dividends
The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class B Common Stock for the two most recent years. Dividends declared in a quarter are paid in the following quarter.

	2006	2005

First quarter	$.256	.224
Second quarter	.256	.224
Third quarter	.256	.224
Fourth quarter	.256	.224

Total	$1.024	0.896

Selected Financial Data
In thousands of dollars and shares, except per share amounts, stockholders of record and employees
Operating Data

	2006	2005	2004	2003

Net sales	$4,686,011	4,159,306	3,648,592	3,069,088
Gross profit (1)	2,429,822	2,255,904	2,033,375	1,746,672
Income taxes	239,670	237,408	227,542	205,647
Net earnings (2)	529,377	517,252	492,954	445,894
Per share of Common Stock (diluted)	1.90	1.83	1.75	1.58
Dividends paid	276,021	241,669	207,803	194,633
Per share of Common Stock	.992	.860	.740	.692
As a percent of net earnings	52%	47%	42%	44%
Dividends declared per share of Common Stock	1.024	.896	.752	.704
Average shares outstanding	277,556	280,964	280,796	281,203

Other Financial Data

	2006	2005	2004	2003

Net property, plant and equipment	$1,422,516	1,282,412	1,142,620	956,180
Total assets	4,661,598	4,394,353	3,166,703	2,527,371
Working capital (3)	454,098	325,283	787,940	825,797
Debt (4)	1,065,000	1,100,000	90,000	—
Stockholders’ equity	2,388,092	2,214,422	2,178,684	1,820,821
Return on average equity	23.0%	23.5%	24.7%	26.7%
Stockholders of record at close of year	40,986	41,105	41,376	40,954
Employees at close of year	15,800	14,800	14,800	12,000
Market price of stock
High	54.54	58.20	55.78	47.12
Low	43.16	50.81	44.18	40.84

(1)	2006 and 2005 include restructuring charges related to the North American production network of $45,074 and $40,223, respectively.

(2)
2006 includes restructuring charges, net of tax, related to the North American production network of $31,011 or $0.11 per share and stock option expense, net of tax, of $23,825 or $0.09 per share; 2005 includes restructuring charges, net of tax, related to theNorth American production network of $27,553 or $0.10 per share; 1998 includes factory closure gain, net of tax, of $6,763 or $0.02 per share; and 1997 and 1996 include factory closure costs, net of tax, of $2,145 or $0.01 per share and $12,990 or $0.05 per share, respectively.

2002	2001	2000	1999	1998	1997	1996

2,746,318	2,401,419	2,126,114	2,045,227	1,990,286	1,923,963	1,835,987
1,559,633	1,371,290	1,193,312	1,121,596	1,095,298	1,031,212	976,573
181,896	164,380	150,370	136,247	136,378	122,614	128,840
401,525	362,986	328,942	308,183	304,501	271,626	230,272
1.42	1.29	1.16	1.06	1.05	.936	.792
181,232	167,922	159,138	153,812	150,835	135,680	118,308
.644	.596	.561	.531	.520	.585	.408
45%	46%	48%	50%	50%	50%	51%
.656	.608	.561	.592	.524	.468	.408
281,431	281,686	283,796	289,653	289,910	289,910	289,958

2002	2001	2000	1999	1998	1997	1996

836,110	684,379	607,034	599,140	520,090	430,474	388,149
2,108,296	1,777,793	1,574,740	1,547,745	1,520,855	1,343,126	1,233,543
620,205	581,519	540,505	551,921	624,546	571,857	511,272
—	—	—	—	—	—	—
1,522,576	1,276,197	1,132,897	1,138,775	1,157,032	985,379	897,431
28.7%	30.1%	29.0%	26.8%	28.4%	28.9%	27.2%
40,534	38,701	37,781	38,626	38,052	36,587	34,951
11,250	10,800	9,800	9,300	9,200	8,200	7,800
47.12	42.64	38.65	40.25	41.73	32.82	25.15
35.37	34.35	23.95	26.60	28.38	21.82	19.35

(3)	Working Capital equals current assets less current liabilities.

(4)
2005 includes issuance of long-term debt and commercial paper used to fund the acquisition of certain confectionery assets from Kraft Foods Global, Inc.; 2004 includes line of credit used to fund the acquisition of certain confectionery businesses of the Joyco Group.

Note:	The Company acquired certain confectionery assets from Kraft Foods Global, Inc. on June 26, 2005 and certain confectionery businesses of the Joyco Group on April 1, 2004.

Five-Year Total Stockholder Return
The following graph and table indicate the Company’s total stockholder return for the five-year period ended December 31, 2006, as compared to the total return for the S&P 500 Composite Index and the S&P 500 Packaged Foods & Meats Group Index, assuming a common starting point of 100.
Please note that the graph and table are five-year historical representations and, as such, are not indicative of future performance relative to the indices.
Total Stockholder Returns (TSR)

	2001	2002	2003	2004	2005	2006

Wrigley	100	108	113	141	138	137
S&P500	100	78	100	111	117	135
S&P Packaged Foods & Meats	100	103	111	133	122	142

*	Full-year 2006 TSRs were 15.8% for the S&P 500, 16.5% for the S&P Packaged Foods & Meats Index, and -0.6% for Wrigley stock.

Management’s Report on Internal Control
Over Financial Reporting
Management of the Wm. Wrigley Jr. Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2006.
Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page 36.
WM. WRIGLEY JR. COMPANY
Chicago, Illinois
February 9, 2007
Report of Independent Registered Public
Accounting Firm
To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company:
We have audited the accompanying consolidated balance sheets of the Wm. Wrigley Jr. Company (the Company) as of December 31, 2006 and 2005 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005,and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the financial statements, the Company adopted the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment and Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans in fiscal year 2006.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2007 expressed an unqualified opinion thereon.
ERNST & YOUNG LLP
Chicago, Illinois
February 9, 2007

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting
To the Stockholders and Board of Directors of the Wm. Wrigley Jr. Company:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Wm. Wrigley Jr. Company (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects,effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2006 and 2005 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 9, 2007 expressed an unqualified opinion thereon.
ERNST & YOUNG LLP
Chicago, Illinois
February 9, 2007

Consolidated Statement of Earnings
In thousands of dollars except per share amounts

	2006	2005	2004

Net sales	$4,686,011	4,159,306	3,648,592
Cost of sales	2,211,115	1,863,179	1,615,217
Restructuring charges	45,074	40,223	—

Gross profit	2,429,822	2,255,904	2,033,375
Selling, general and administrative expense	1,608,349	1,479,568	1,313,156

Operating income	821,473	776,336	720,219
Interest expense	(61,820)	(31,648)	(3,879)
Investment income	8,029	15,713	11,872
Other income (expense), net	1,365	(5,741)	(7,716)

Earnings before income taxes	769,047	754,660	720,496
Income taxes	239,670	237,408	227,542

Net earnings	$529,377	517,252	492,954

PER SHARE AMOUNTS
Net earnings per share of Common Stock:
Basic	$1.91	1.84	1.76
Diluted	$1.90	1.83	1.75
Dividends paid per share of Common Stock	$.992	.860	.740

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
In thousands of dollars and shares

	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$253,666	257,704
Short-term investments, at amortized cost	1,100	1,100
Accounts receivable (less allowance for doubtful accounts:
2006 - $6,431; 2005 - $8,013)	463,231	412,931
Inventories:
Finished goods	241,897	213,915
Raw materials, work in process and supplies	351,088	287,810

Total inventories	592,985	501,725
Other current assets	170,245	131,617

Total current assets	1,481,227	1,305,077

Deferred charges and other assets	194,382	301,540
Goodwill	1,147,603	1,094,219
Other intangible assets	415,870	411,105
Property, plant and equipment, at cost:
Land	78,625	55,882
Buildings and building equipment	717,374	647,479
Machinery and equipment	1,886,018	1,629,231

Total property, plant and equipment	2,682,017	2,332,592
Less accumulated depreciation	1,259,501	1,050,180

Net property, plant and equipment	1,422,516	1,282,412

TOTAL ASSETS	$4,661,598	4,394,353

	2006	2005

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$65,000	100,000
Accounts payable	327,671	312,954
Accrued expenses	413,942	432,674
Dividends payable	71,106	62,459
Income and other taxes payable	149,410	71,707

Total current liabilities	1,027,129	979,794
Other noncurrent liabilities	246,377	200,137
Long-term debt	1,000,000	1,000,000

Total liabilities	2,273,506	2,179,931
Stockholders’ equity:
Preferred Stock — no par value
Authorized: 20,000 shares
Issued: None
Common Stock — no par value
Common Stock
Authorized: 1,000,000 shares
Issued: 2006 - 228,945 shares; 2005 - 199,230 shares	14,018	13,274
Class B Common Stock — convertible
Authorized: 300,000 shares
Issued: 2006 - 61,606 shares; 2005 - 91,321 shares	1,478	2,222
Additional paid-in capital	93,602	37,760
Retained earnings	2,949,705	2,702,947
Common Stock and Class B Common Stock in treasury, at cost 2006 - 13,644 shares; 2005 - 12,039 shares	(606,045)	(513,763)

Accumulated other comprehensive loss	(64,666)	(28,018)

Total stockholders’ equity	2,388,092	2,214,422

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,661,598	4,394,353

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows
In thousands of dollars

	2006	2005	2004

OPERATING ACTIVITIES
Net earnings	$529,377	517,252	492,954
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	200,113	175,285	141,851
Net loss on retirements of property, plant and equipment	6,182	11,714	12,417
Non-cash share-based compensation	49,269	26,685	21,278
(Increase) decrease in:
Accounts receivable	(22,984)	(80,686)	25,706
Inventories	(75,579)	(67,676)	(3,213)
Other current assets	(31,757)	(30,791)	8,937
Deferred charges and other assets	111,656	10,514	(48,911)
Increase (decrease) in:
Accounts payable	1,684	106,044	43,013
Accrued expenses	(26,869)	85,584	27,285
Income and other taxes payable	78,490	3,363	(6,070)
Other noncurrent liabilities	(23,084)	(23,328)	16,274
Deferred income taxes	(74,062)	6,344	(7,014)

Net cash provided by operating activities	722,436	740,304	724,507
INVESTING ACTIVITIES
Additions to property, plant and equipment	(327,758)	(281,769)	(220,322)
Proceeds from retirements of property, plant and equipment	13,990	10,127	2,468
Acquisitions, net of cash acquired	–	(1,437,428)	(264,477)
Purchases of short-term investments	–	(7,484)	(40,464)
Maturities of short-term investments	–	29,148	40,453

Net cash used in investing activities	(313,768)	(1,687,406)	(482,342)
FINANCING ACTIVITIES
Dividends paid	(276,021)	(241,669)	(207,803)
Common stock purchased	(143,454)	(214,656)	(84,985)
Common stock issued	26,381	66,102	56,576
Debt issuance costs	–	(16,375)	–
Borrowings (repayments) under the line of credit	–	(90,000)	90,000
Issuances (redemptions) of commercial paper, net	(35,000)	100,000	–
Borrowings of long-term debt	–	1,000,000	–

Net cash provided by (used in) financing activities	(428,094)	603,402	(146,212)
Effect of exchange rate changes on cash and cash equivalents	15,388	(27,149)	27,383

Net increase (decrease) in cash and cash equivalents	(4,038)	(370,849)	123,336
Cash and cash equivalents at beginning of year	257,704	628,553	505,217

Cash and cash equivalents at end of year	$253,666	257,704	628,553

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$219,873	249,824	234,800

Interest paid	$57,621	8,752	3,541

Interest and dividends received	$8,031	15,711	11,871

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders’ Equity
In thousands of dollars and shares

							Accumulated
	Common		Class B	Additional		Common	Other
	Shares	Common	Common	Paid-in	Retained	Stock In	Comprehensive	Stockholders’
	Outstanding	Stock	Stock	Capital	Earnings	Treasury	Loss	Equity

BALANCE DECEMBER 31, 2003	184,383	$12,790	2,706	8,342	2,152,566	(320,450)	(35,133)	1,820,821

Net earnings					492,954			492,954
Changes in other comprehensive loss (Note 14)							90,806	90,806
Dividends to shareholders					(211,155)			(211,155)
Treasury share purchases	(1,435)					(84,985)		(84,985)
Options exercised and stock awards granted	1,346			1,384		59,348		60,732
Tax benefit related to stock options exercised				8,038				8,038
Conversion of Class B Common Stock	6,966	464	(464)					–
ESOP tax benefit					1,473			1,473

BALANCE DECEMBER 31, 2004	191,260	$13,254	2,242	17,764	2,435,838	(346,087)	55,673	2,178,684

Net earnings					517,252			517,252
Changes in other comprehensive loss (Note 14)							(83,691)	(83,691)
Dividends to shareholders					(251,405)			(251,405)
Treasury share purchases	(3,388)					(231,998)		(231,998)
Options exercised and stock awards granted	1,427			10,611		64,322		74,933
Tax benefit related to stock options exercised				9,385				9,385
Conversion of Class B Common Stock	300	20	(20)					–
ESOP tax benefit					1,262			1,262

BALANCE DECEMBER 31, 2005	189,599	$13,274	2,222	37,760	2,702,947	(513,763)	(28,018)	2,214,422

Net earnings					529,377			529,377
Changes in other comprehensive loss (Note 14)							73,837	73,837
Adjustment to initially apply SFAS No. 158 (Note 14)							(110,485)	(110,485)
Dividends to shareholders					(284,661)			(284,661)
Treasury share purchases	(2,141)					(126,112)		(126,112)
Options exercised and stock awards granted	733			(64)		33,830		33,766
Tax benefit related to stock options exercised				1,011				1,011
Conversion of Class B Common Stock	29,615	744	(744)					–
ESOP tax benefit					2,042			2,042
Share-based payments (Notes 2 and 12)				54,895				54,895

BALANCE DECEMBER 31, 2006	217,806	$14,018	1,478	93,602	2,949,705	(606,045)	(64,666)	2,388,092

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Dollar and share amounts in thousands except per share figures

1. DESCRIPTION OF BUSINESS
The principal business of the Wm. Wrigley Jr. Company (the Company) is manufacturing and marketing gum and other confectionery products worldwide. All other businesses constitute less than 10% of combined revenues, operating income and identifiable assets.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries and any majority-owned investments. Intercompany balances and transactions have been eliminated. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues, expenses and certain financial statement disclosures. Actual results may vary from those estimates. Additionally, certain amounts reported in 2005 and 2004 have been reclassified to conform to the 2006 presentation.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.
Accounts Receivable
In the normal course of business, the Company extends credit to customers satisfying pre-defined credit criteria. The Company believes it has limited concentration of credit risk due to the diversity of its customer base. Accounts receivable, as shown on the Consolidated Balance Sheet are net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company monitors collectibility of its accounts receivable on an ongoing basis by analyzing the aging of its accounts receivable, assessing the credit worthiness of its customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks.
Inventories
Inventories are valued at cost on a last-in, first-out (LIFO) basis for U.S. associated companies and at the lower of cost (principally first-in, first-out basis) or market for non-U.S. associated companies. Inventories consist of materials, labor and overhead associated with the production process. Inventories totaled $592,985 and $501,725 at December 31, 2006 and 2005, respectively, including $259,854 and $214,978 respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $12,790 and $3,050 lower than reported at December 31, 2006 and 2005, respectively.
Derivative Financial Instruments
All derivatives are recognized in the Consolidated Balance Sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in accumulated other comprehensive loss are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period.
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
Impairment of Long-Lived Assets
The Company reviews long-lived assets on at least an annual basis to determine if there are indicators of impairment. When indicators of impairment are present, the Company evaluates the carrying value of the long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company adjusts the net book value of the underlying assets to fair value if the sum of the expected future cash flows is less than carrying value.
Pension and Other Post-Retirement Plan Benefits
Pension and other post-retirement plan benefits are expensed as applicable employees earn benefits. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets, and future health care costs. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with pension and other post-retirement plan benefits.

On December 31, 2006, the Company adopted, SFAS No. 158, “Employers’Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS No. 87, 88, 106, and 132(R).” As further described in Note 15, the funded status of the Company’s pension and other post-retirement plans is recorded as a noncurrent asset and liability, respectively, and all unrecognized losses, net of tax, are recorded as a component of accumulated other comprehensive loss within stockholders’ equity at December 31, 2006. Results for prior periods have not been restated.
The incremental effects of applying SFAS No. 158 on line items in the Consolidated Balance Sheet at December 31, 2006 were as follows:

	Before		After
	Application	Adjustments	Application

Deferred charges and other assets	$279,991	(85,609)	194,382
Accrued expenses	413,160	782	413,942
Other noncurrent liabilities	222,283	24,094	246,377
Accumulated other comprehensive (loss)	45,819	(110,485)	(64,666)

The adoption of SFAS No. 158 had no effect on net earnings or cash flows.
Foreign Currency Translation
The Company has determined that the functional currency for each associated company, except for certain Eastern European entities, is its local currency. Some Eastern European entities use the U.S. dollar as their functional currency, as a significant portion of their businesses are indexed to the U.S. dollar. The Company translates the results of operations of its foreign associated companies at the average exchange rates during the respective periods. Foreign currency denominated assets and liabilities are translated into U.S. dollars at exchange rates in effect at the respective balance sheet dates, resulting in foreign currency translation adjustments. Foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive loss within stockholders’ equity.
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
Advertising
The Company expenses all advertising costs in the year incurred. Advertising expense was $479,251 in 2006, $457,709 in 2005 and $436,148 in 2004.
Research and Development
All expenditures for research and development are expensed in the year incurred. Research and development expense, recorded in selling, general and administrative expense, was $53,663 in 2006, $42,571 in 2005 and $34,621 in 2004.
Stock-Based Compensation
Prior to January 1, 2006, the Company accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board (APB) No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment” using the modified-prospective transition method. Under that transition method,compensation cost recognized in 2006 included compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, and those granted subsequent to January 1, 2006, based on the grant-date fair value estimate in accordance with the provisions of SFAS No. 123(R). Additionally,as of the beginning of 2006, the Company required that all employees elect their long-term stock grant deferral intentions, which effectively declared most long-term stock grants as equity awards under SFAS No. 123(R) and resulted in reclassifying the previously recognized liability to additional paid-in capital. Results for prior periods have not been restated.
Total pre-tax stock-based compensation recognized in the Consolidated Statement of Earnings was $49,269, $26,685 and $21,278 and related tax benefit was $15,372, $9,340 and $7,447 for 2006, 2005 and 2004, respectively. Compensation expense recognized in 2006 was due to stock options, long-term stock grants, stock awards and restricted stock awards recorded under SFAS No. 123(R) at fair value and recognized ratably over the vesting period, except for stock options issued to retirement-eligible participants,which are recognized on an accelerated basis. Compensation expense recognized in 2005 and 2004 was due to long-term stock grants, stock awards and restricted stock awards recorded under APB No. 25 at intrinsic value and recognized ratably over the vesting period. The following table illustrates the effect on net earnings and earnings per share for 2005 and 2004, if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based compensation.

	2005	2004

Net earnings as reported	$517,252	492,954
Add: stock-based compensation expense included in earnings, net of tax	17,345	13,831
Deduct: total stock-based compensation expense determined under fair value method for all awards, net of tax	34,689	27,400

Pro forma net earnings	$499,908	479,385

Pro forma basic and diluted earnings per share:
As reported — basic	$1.84	1.76
As reported — diluted	$1.83	1.75
Pro forma — basic	$1.78	1.71
Pro forma — diluted	$1.77	1.70

The Company’s stock-based compensation plans are discussed further in Note 12.
As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s income before income taxes and net income for 2006, were $34,630 and $23,825 lower, respectively, and basic and diluted earnings per share were $0.09 lower than if the Company continued to account for stock options under APB No. 25.
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
On October 22, 2004, the American Jobs Creation Act of 2004 (the Act), which provided for a special one-time tax deduction for certain foreign earnings repatriated in 2005, was signed into law. In 2005, pursuant to the Act, the Company repatriated $286,000. The incremental income tax expense due to this repatriation was $5,500 net of U.S. deferred taxes previously provided on these foreign earnings.
Restructuring
The Company’s restructuring plans primarily include severance and employee related benefit costs, costs to consolidate or close facilities, accelerated depreciation and other qualifying exit costs. The Company estimates the expense for these plans, which are approved by senior management, by accumulating detailed estimates for each element of the restructuring. Such costs represent management’s best estimate, but require assumptions about the restructuring that may change over time. Estimates are evaluated periodically.
Goodwill and Other Intangible Assets
The Company reviews goodwill for impairment annually. The Company compares the fair value of each reporting unit, which is consistent with the reportable segments in Note 16,to its carrying value. If the reporting unit’s fair value exceeds the carrying value of its net assets, goodwill is not considered impaired. If the carrying value exceeds its fair value, the Company must analyze the fair value of the reporting unit’s goodwill relative to its carrying value. If its carrying value exceeds its fair value, an impairment loss is recorded to write goodwill down to fair value. The Company reviews intangible assets with indefinite lives for impairment annually. The Company compares the fair value of the intangible asset to its carrying value. If the intangible asset’s fair value exceeds its carrying value, it is not impaired. If the intangible asset’s carrying value exceeds its fair value, an impairment loss is recorded to write the intangible asset down to fair value.
Determining the fair value of a reporting unit and intangible asset involves the use of significant estimates and assumptions. These estimates and assumptions include projected revenue growth rates, operating margins, capital expenditures and related depreciation to calculate estimated cash flows. In addition, certain judgments and assumptions are made in allocating shared assets and liabilities to determine the carrying values of reporting units.
The Company amortizes intangible assets with determinable useful lives over 5 to 17 years. The Company reviews intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When indicators of impairment are present, the Company evaluates the recoverability of the carrying value of an intangible asset in relation to its operating performance and future undiscounted cash flows. If the asset’s carrying value is not recoverable, an impairment loss is recorded to write down the intangible asset to fair value.
Investments in Debt and Equity Securities
The Company’s investments in debt securities, which typically mature in one year or less, are held to maturity and are valued at amortized cost, which approximates fair value. The aggregate fair values at December 31, 2006 and December 31, 2005 were $1,100.
During 2005, the Company donated its marketable equity securities to the Wrigley Foundation and realized a gain of $13,735, which was recorded in other income (expense),

net. Prior to the donation, the Company’s investments in marketable equity securities were held for an indefinite period resulting in unrealized holding gains of $15,351 at December 31, 2004. Unrealized holding gains, net of tax, of $9,979 at December 31, 2004 were included as a component of accumulated other comprehensive loss in stockholders’ equity.
Deferred Charges and Other Assets
Deferred charges and other assets included deferred compensation assets of $93,200 and $79,800 at December 31, 2006 and 2005, respectively, and prepaid pension assets(A) of $107,300 at December 31, 2005.
Accrued Expenses
Accrued expenses at December 31, 2006 and 2005 included $116,900 and $135,900 of payroll expenses, respectively.
Other Noncurrent Liabilities
Other noncurrent liabilities included $112,500 and $112,100 of deferred compensation at December 31, 2006 and 2005, respectively, and $89,500 of underfunded pension and post-retirement benefits(A) at December 31, 2006.

(A)	The adoption of SFAS No. 158 changed the presentation of pension balances at December 31, 2006, as disclosed in Pension and Other Post-retirement Plan Benefits.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In November 2004, SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” was issued. SFAS No. 151 requires abnormal amounts of idle facility expense, freight handling costs and spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. The Company adopted SFAS No. 151 at the beginning of fiscal year 2006 with no material impact to the financial statements.
In December 2004, SFAS No. 123(R),“Share-Based Payment” was issued. SFAS No. 123(R) requires stock-based compensation to be measured based on the grant date fair value of the awards and the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. The Company adopted SFAS No. 123(R) at the beginning of fiscal year 2006. See Notes 2 and 12 for the impact to the financial statements.
In December 2004, SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” was issued. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The Company adopted SFAS No. 153 at the beginning of fiscal year 2006 with no material impact to the financial statements.
In September 2006, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS No. 87, 88, 106, and 132(R)” was issued. SFAS No. 158 requires the funded status of pension and post-retirement plans to be recorded as assets or liabilities and unrecognized gains or losses to be recorded in accumulated other comprehensive loss in the balance sheet. The Company adopted SFAS 158 for fiscal year 2006. See Notes 2 and 15 for the impact to the financial statements.
In July 2006, FIN 48,“Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” was issued. FIN 48 prescribes a recognition threshold and measurement attribute for tax positions. The Company is required to adopt FIN 48 at the beginning of fiscal year 2007 and does not expect any material impact to the financial statements.
4. EARNINGS PER SHARE
Basic earnings per share are computed based on the weighted-average number of common shares outstanding, excluding any dilutive effects of stock options, restricted stock and long-term stock grants. Dilutive earnings per share are computed based on the weighted-average number of common shares outstanding including any dilutive effect of stock options, restricted stock and long-term stock grants. The dilutive effect of stock options, restricted stock and long-term stock grants is calculated under the treasury stock method. Earnings per share were calculated as follows:

	2006	2005	2004

Net earnings	$529,377	517,252	492,954
Basic shares outstanding	277,556	280,964	280,796
Effect of dilutive securities	843	1,320	1,045

Dilutive Common Stock	278,399	282,284	281,841

Net earnings per share:
Basic	$1.91	1.84	1.76
Diluted	$1.90	1.83	1.75

Effect of dilutive securities on dilutive Common Stock excludes average outstanding stock options of 6,195 in 2006, 756 in 2005 and 2,025 in 2004 as these stock options were antidilutive.

5. GOODWILL AND OTHER INTANGIBLES
The following table summarizes goodwill by segment:

	December 31, 2006	December 31, 2005
	Gross Carrying	Gross Carrying
	Amount	Amount

North America	$853,660	844,189
EMEAI	230,645	210,581
Asia	63,298	39,449

Total	$1,147,603	1,094,219

Goodwill changed between periods primarily due to the finalization of the purchase price allocation for the new confectionery brands and the closing of the purchase of Sugus operations in China.
The following table summarizes intangible assets with indefinite lives and determinable lives, subject to amortization, including the total gross carrying and accumulated amortization:

	December 31, 2006	December 31, 2005
	Gross Carrying	Gross Carrying
	Amount	Amount

Intangible assets with indefinite lives:
Brands	$391,523	388,480

Intangible assets with determinable lives:
Trademarks	18,778	16,048
Patents and licenses	20,585	18,652
Customer relationships	10,200	10,200

	49,563	44,900
Accumulated amortization	(25,216)	(22,275)

Total	$415,870	411,105

Amortization expense was $2,941 in 2006, $2,418 in 2005 and $1,898 in 2004. The following table summarizes the estimated amortization expense for the five succeeding fiscal years for trademarks, patents and licenses and customer relationships held at December 31, 2006:

For The Years Ending

2007	$3,398
2008	3,370
2009	2,965
2010	2,696
2011	2,440

6. LONG TERM DEBT
On July 14, 2005, the Company issued $1,000,000 of senior unsecured notes. The senior note offering included $500,000 of five-year notes maturing on July 15, 2010, bearing a coupon interest rate of 4.30% and $500,000 of ten-year notes maturing on July 15, 2015, bearing a coupon interest rate of 4.65%. Interest is payable semi-annually on January 15th and July 15th. At December 31, 2006, the fair value of the senior notes, based on market quotes, was $958,740.
Also on July 14, 2005, the Company entered into an agreement for a $600,000 five-year unsecured credit facility maturing in July 2010. The Company intends to use this credit facility primarily to support commercial paper. However, the Company may also draw on the facility for general purposes. Under certain conditions, the Company may request an increase in aggregate commitment under this credit facility, not to exceed a total of $1,000,000. This credit facility requires maintenance of certain financial covenants, with which at December 31, 2006 the Company was compliant. The Company had no borrowings outstanding under the credit facility at December 31, 2006 and 2005. At December 31, 2006 and 2005, $65,000 and $100,000 of commercial paper was outstanding bearing an average interest of 5.26% and 4.19%, respectively.
On July 14, 2005, the Company terminated its $300,000 unsecured line of credit, which was originally entered into to finance a portion of the acquisition of certain confectionery businesses of the Joyco Group.
7. LEASES
The Company leases certain facilities, equipment and vehicles under agreements that are classified as operating leases. Rental expense pursuant to operating leases was $31,463, $24,506 and $19,622 in 2006, 2005 and 2004, respectively. Future minimum payments, by year and in the aggregate, under operating leases having an original term greater than one year at December 31, 2006 were as follows:

For The Years Ending

2007	$35,920
2008	27,150
2009	20,327
2010	15,927
2011	13,925
Thereafter	27,771

Total	$141,020

8. FINANCIAL INSTRUMENTS
Derivative Financial Instruments and Hedging Activities
The Company enters into forward exchange contracts and purchases currency options to hedge against foreign currency exposures of forecasted purchase and sales transactions between associated companies as well as purchases with outside vendors. In addition, the Company enters into forward exchange contracts and purchases currency options to hedge the foreign currency exposures of forecasted future royalty payments from, and net investments in,associated companies. The Company generally hedges forecasted transactions over a period of twelve months or less.
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
For fair value hedges, the effective portion of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, is recorded in earnings. For cash flow hedges,the effective portion of the changes in the fair value of the derivative is recorded in accumulated other comprehensive loss and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, generally within the next twelve months. For net investment hedges, the effective portion of the change in the fair value of derivatives used as a net investment hedge of a foreign operation is recorded in foreign currency translation adjustment.
The ineffective portion of the change in fair value of any derivative designated as a hedge is immediately recognized in other income (expense), net. Ineffectiveness recognized during 2006, 2005 and 2004 was immaterial.
At December 31, 2006, open foreign exchange contracts for a number of currencies, primarily the Euro, British pound, Polish zloty, Canadian and U.S. dollars, maturing at various dates through December 2007, had an aggregate notional amount of $808,424. The aggregate notional amount of open foreign exchange contracts at December 31,2005 was $588,104. The fair value of open foreign exchange contracts and currency options,as determined by bank quotes, was a $8,439 and $115 loss recorded in accrued expenses at December 31, 2006 and 2005, respectively.
Fair Value of Other Financial Instruments
The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, commercial paper and accounts payable approximate fair value.
9. COMMON STOCK
On April 4, 2006, the Company’s stockholders authorized a one-time stock dividend of one share of Class B Common Stock for each four shares of Common Stock issued and one share of Class B Common Stock for each four shares of Class B Common Stock issued. In connection with the distribution of Class B Common Stock to holders of both Common Stock and Class B Common Stock, cash payments were made in lieu of issuing any fractional shares of Class B Common Stock. All share information included herein has been adjusted to reflect the stock dividend. The Company distributed the one-time stock dividend on May 1, 2006.
In addition to its Common Stock, the Company has Class B Common Stock outstanding. Each share of Class B Common Stock has ten votes, is restricted as to transfer or other disposition, is entitled to the same dividends as Common Stock, and is convertible at any time into one share of Common Stock.

Treasury stock may be acquired for the Company’s Management Incentive Plan (MIP) or under the Share Repurchase Program resolutions adopted by the Board of Directors. During 2006, 2005 and 2004, the Company purchased 2,132 shares, 3,382 shares and 1,433 shares at an aggregate cost of $125,570, $231,610, and $84,895, respectively, under the Board of Director authorizations. At December 31, 2006, $503,193 remains available for repurchase under Share Repurchase program resolutions.
In May 2001, the Company’s Board of Directors approved a Stockholder Rights Plan. Under the plan,each holder of Common Stock and Class B Common Stock at the close of business on June 6, 2001, automatically received a distribution of one right for each share of Common Stock or Class B Common Stock held. Each right entitles the holder to purchase 1.25 one-thousandth of a share of Series A Junior Participating Preferred Stock for $200. The rights will trade along with,and not separately from, the shares of Common Stock and Class B Common Stock unless they become exercisable. The rights become exercisable, and they will separate, become tradable, and entitle stockholders to buy common stock if any person or group (Acquiring Person) becomes the beneficial owner of, or announces a tender or exchange offer for 15% or more of the Company’s Common Stock. In such event, all rights, except for those held by the Acquiring Person, become rights to purchase $500 worth of Common Stock for $250, unless redeemed by the Board of Directors. In case of a subsequent merger or other acquisition of the Company after the rights become exercisable, holders of rights other than the Acquiring Person may purchase shares of the acquiring entity at a 50% discount. The rights will expire on June 6, 2011, unless redeemed earlier, or renewed by the Company’s Board of Directors.
At December 31, 2006 and 2005, there were 20,000 shares of preferred stock authorized with no par value, of which 1,000 Series A Junior Participating Preferred shares were reserved for issuance upon exercise of the rights.
10. ACQUISITIONS
On June 26, 2005, the Company completed a transaction with Kraft Foods Global, Inc. to acquire certain confectionery assets. The transaction included the purchase of the Life Savers, Altoids, Creme Savers and Sugus brands. In addition, the transaction included the purchase of certain production facilities in the United States and Europe. The purchase provided additional diversification in key categories of mints and hard and chewy candy, expanded the product offering to customers worldwide, added scale and brand depth to the innovation pipeline, and increased efficiency across the Company’s supply chain. The results of operations for the businesses acquired have been included in the consolidated financial results of the Company since June 26, 2005.
Cash consideration, including direct acquisition costs, totaled $1,436,259, net of proceeds received from the sale of the Trolli brand and related assets. The acquisition was initially funded with $1,350,000 of commercial paper, negotiated in part for purposes of this transaction, with the remaining amount funded from the Company’s available cash.
The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The Company determined the fair values based on independent appraisals, discounted cash flow analyses, quoted market prices and estimates made by management. To the extent the purchase price exceeded the fair value of the net identifiable tangible and intangible assets acquired, such excess was recorded as goodwill.
The following table contains the final purchase price allocation, which summarizes the fair values of the assets acquired and liabilities incurred as a result of integration plans, at the date of acquisition.

Inventory	$47,365
Net property, plant and equipment	86,904
Other noncurrent assets	45,808
Intangibles	367,695

Total assets acquired	547,772

Accrued liabilities	23,606

Net assets acquired	$524,166

The fair value of the intangible assets as of the acquisition date is primarily associated with brand names which are not subject to amortization.
Other noncurrent assets included $28,356 associated with Sugus operations in China, the final purchase of which did not close until April 17, 2006.
Goodwill of $912,093 was recognized in connection with the acquisition,with $826,930 and $85,163 included in the North America and EMEAI segments, respectively. All goodwill recognized for income tax purposes is deductible.
The Company closed the acquired facility in Bridgend,Wales as of April 18, 2006. Other operations, including co-manufacturers, will also be consolidated over the next few years. The Company recognized severance and other cash closing costs of $23,606 as a result of the Bridgend and other facility closures as well as other asset transfers. The majority of the activities should be significantly completed by the first quarter of 2007.

On April 1, 2004, the Company completed its transaction with Agrolimen, a privately-held Spanish conglomerate, to acquire certain confectionery businesses of the Joyco Group. Cash consideration, including direct acquisition costs, totaled $265,000, net of cash acquired. This transaction strengthened the Company’s operations in key geographies such as Spain, India and China through a broader confectionery brand portfolio, access to additional distribution channels and enhanced manufacturing capabilities. These opportunities, along with the synergies from combining the operations of the Company with those of the Joyco Group, were key factors associated with the determination of the purchase price and related goodwill. The results of operations for the businesses acquired have been included in the consolidated financial results of the Company since April 1, 2004.
Subsequent to December 31, 2006, the Company acquired an 80% interest in A. Korkunov, a privately held premium chocolate company in Russia, for approximately $300,000, with the remaining 20% to be acquired over time.
Acquisitions — Pro Forma Financial Statements
Results of operations of the acquired Kraft Foods Global, Inc. and Joyco Group confectionery assets are included in the Company’s Consolidated Financial Statements from their respective dates of acquisition. The following table includes the unaudited pro forma combined net sales, earnings and earnings per share for 2005 and 2004, as if the Company had completed the acquisitions of the Kraft Goods Global, Inc. confectionery assets and the Joyco Group confectionery businesses as of January 1, 2004.
In determining the unaudited pro forma amounts, income taxes, interest expense and depreciation and amortization of assets have been adjusted to the accounting base recognized for each in recording the combinations.

	2005	2004

Net sales	$4,372,864	4,156,791
Net earnings	$519,217	495,773
Net earnings per share:
Basic	$1.85	1.77
Diluted	$1.84	1.76

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of the beginning of 2004, nor are they necessarily indicative of future consolidated results.
11. RESTRUCTURING
During the second quarter of 2005, the Company announced plans to restructure its North America production network in order to maximize supply chain efficiencies. As a result, the Company closed its chewing gum plant in Chicago, Illinois and its L.A. Dreyfus gum base subsidiary in Edison, New Jersey, transferring production to remaining facilities. The Company is in the process of preparing the properties for sale.
The aggregate charges to the Company’s net earnings to close and reconfigure its facilities are expected to be approximately $95,900 on a pre-tax basis, of which $85,297 had been incurred at December 31, 2006 including $40,223 incurred in fiscal year 2005. The restructuring costs relate primarily to enhanced early retirement programs, severance, facility closure and accelerated depreciation resulting from the decreased useful lives of certain assets, as well as start-up costs related to the transfer of production.
Of the total restructuring costs, the Company expects to incur approximately $81,000 in the North America segment and $14,900 in the All Other segment.

	Employee	Accelerated	Closure	Other
	Separation	Depreciation	Costs	Costs	Total

Estimated restructuring charge	$39,500	29,330	23,200	3,870	95,900

Accrued Balance at December 31, 2004	$–	–	–	–	–

Charge to expense	29,664	9,954	6	599	40,223
Cash payments	(1,064)	–	(6)	–	(1,070)
Noncash utilization (B)	(22,051)	(9,954)	–	–	(32,005)

Accrued balance at December 31, 2005	$6,549	–	–	599	7,148

Charge to expense	8,353	19,376	14,656	2,689	45,074
Cash payments	(4,944)	–	(14,505)	(3,288)	(22,737)
Noncash utilization	–	(19,376)	–	–	(19,376)

Accrued balance at December 31, 2006	$9,958	–	151	–	10,109

Cumulative restructuring charge	$38,017	29,330	14,662	3,288	85,297

(B)	Noncash employee separation relates to pension and post-retirement benefits.
All expenses are recorded as restructuring charges in the Consolidated Statement of Earnings. The Company has incurred a cumulative charge for all activities to date at December 31, 2006 of $85,297, including $71,206 in the North America segment with the remaining $14,091 in the All Other segment. The Company incurred a $45,074 charge for

2006, including $39,237 in the North America segment with the remaining $5,837 in the All Other segment. The Company incurred a $40,223 charge for 2005, including $31,969 in the North America segment with the remaining $8,254 in the All Other segment.
The Company expects to recognize a gain upon the sales of the properties; however, the amount will depend on certain activities, some of which are external and beyond the Company’s control. The restructuring charges discussed herein are exclusive of any potential gain on the sales of these properties.
12. STOCK-BASED COMPENSATION PLANS
The Management Incentive Plan (MIP), as amended, is designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through cash and equity-based incentives. The MIP authorizes the granting of up to 25,000 shares of the Company’s new or reissued Common Stock. In accordance with the MIP, shares of Company stock or deferral share units may be granted or awarded under the stock option, long-term stock grant, restricted stock and stock award programs. Deferral share units are also awarded to non-employee directors. Stock options are granted at an exercise price equal to the fair market value of Common Stock at the grant date (with one exception disclosed below), vest ratably over a four year period and expire after ten years. Long-term stock grants are earned based on the Company’s total shareholder return relative to the total shareholder return of a peer group index during the five-year cliff vesting period and may be awarded between 0% to 200% of the initial target grant. Stock awards are awarded at a fixed value based upon a prescribed formula. Restricted stock is granted at a share price equal to the fair market value of the Common Stock at the grant date and cliff vests over a two or three year period. The Company issues Common Stock for share based compensation awards from Common Stock in treasury.
The Company’s stock option activity during 2006 was as follows:

		Weighted	Weighted Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Shares	Exercise Price	Contractual Life	Value

Outstanding at December 31, 2005	12,216	$47.01
Granted	4,049	47.69
Exercised	(611)	43.64
Forfeited and cancelled	(422)	50.10

Outstanding at December 31, 2006	15,232	$47.24	7.3 years	$82,344

Exercisable at December 31, 2006	7,194	$44.16	5.8 years	$57,223

Stock options granted during 2006 include 250 options at a premium exercise price of $62.28.
The Company’s long-term stock grant activity during 2006 was as follows:

	Number of Shares	Weighted Average
	(Based on Target)	Fair Value

Outstanding at December 31, 2005	1,074	$43.11
Granted	555	43.42
Vested and awarded	(234)	34.24
Forfeited	(69)	44.61

Outstanding at December 31, 2006	1,326	$44.68

The Company’s restricted stock activity during 2006 was as follows:

		Weighted Average
	Number of Shares	Fair Value

Outstanding at December 31, 2005	37	$53.98
Granted	51	47.01
Vested	(4)	54.01
Forfeited	(3)	45.99

Outstanding at December 31, 2006	81	$49.89

The weighted average fair value of equity instruments granted during 2006, 2005 and 2004 was as follows:

	Weighted Average Fair Value

	2006	2005	2004

Stock options	$8.36	12.02	11.94
Long-term stock grants	43.42	44.52	46.70
Restricted stock	47.01	53.98	–

The fair value of stock options is estimated utilizing the Black-Scholes method. The fair value of long-term stock grants is estimated utilizing a weighted average payout analysis that estimates probabilities of all possible award points between 0% and 200%. The fair value of restricted stock is based on the grant date fair market value of the Company’s Common Stock. The total fair value estimates, for each of these awards granted, are recognized net of an estimate for expected forfeitures. The Company re-evaluates the estimate periodically and adjusts the forfeiture rate prospectively, as necessary, to ultimately recognize the actual expense based on service provided and shares vested. Lastly, the fair value of stock awards is based on the specific payout formula to determine the award amount.

The table below summarizes the key assumptions used in the Black-Scholes model to calculate the fair value of stock options:

	Interest Rate	Dividend Yield	Expected Volatility	Expected Life

2006	4.96%	2.20%	13.5%	6 years
2005	3.88%	1.62%	18.5%	6 years
2004	4.33%	1.34%	20.0%	6 years

The risk free interest rate is based on U.S. Treasury yields with a remaining term that approximates the expected life of the options granted. The dividend yield is based on the current dividend yield at the time of the grant. The expected volatility is based on the historical six year monthly average of the Company’s Common Stock from the date of grant. The expected life is based on consideration of the term and vesting period.
Cash received from the exercise of stock options was $26,381, $66,102 and $56,576 for 2006, 2005 and 2004, respectively, and is included in Common Stock Issued in the Consolidated Statement of Cash Flows. The intrinsic value of stock options exercised was $4,639, $26,826 and $22,966 in 2006, 2005 and 2004, respectively.
During 2006, 2005 and 2004, the Company awarded 74, 65 and 65 stock awards with an aggregate fair value of $3,821, $3,557 and $2,929, respectively.
The total remaining unearned compensation related to all share-based compensation at December 31,2006 was $78,384 and will be amortized over a weighted average remaining service period of 2.6 years.
13. INCOME TAXES
Income taxes are based on pre-tax earnings, which were distributed geographically as follows:

	2006	2005	2004

Domestic	$90,835	140,762	193,017
Foreign	678,212	613,898	527,479

	$769,047	754,660	720,496

Reconciliation of the provision for income taxes computed at the U.S. federal statutory rate of 35% to the reported provision for income taxes is as follows:

	2006	2005	2004

Provision at U.S. federal statutory rate	$269,166	264,131	252,173
State taxes — net	2,272	4,134	3,844
Foreign tax rates	(51,893)	(35,767)	(25,149)
Tax credits	(6,090)	(4,646)	(2,851)
Other — net	26,215	9,556	(475)

	$239,670	237,408	227,542

The other-net in 2006 included income tax expense of $19,180 for U.S. tax expense related to planned future dividends of 2006 foreign earnings reflecting increased dividend requirements from foreign subsidiaries. The other-net in 2005 included the incremental income tax expense of $5,500 due to the repatriation of foreign earnings.
The components of the provisions for income taxes were:

	Current	Deferred	Total

2006
Federal	$14,871	5,305	20,176
Foreign	217,650	(4,927)	212,723
State	6,630	141	6,771

	$239,151	519	239,670

2005
Federal	$16,469	7,570	24,039
Foreign	207,451	(1,275)	206,176
State	7,392	(199)	7,193

	$231,312	6,096	237,408

2004
Federal	$45,476	(3,228)	42,248
Foreign	182,157	(3,277)	178,880
State	6,213	201	6,414

	$233,846	(6,304)	227,542

The following table summarizes components of deferred tax assets and (liabilities) at December 31:

	2006	2005

Accrued compensation, pension and post-retirement benefits	$121,438	32,338
Depreciation	(24,625)	(29,659)
Goodwill and intangibles	(46,586)	(19,091)
Accrued liabilities and other items — net	12,701	15,307

Net deferred tax asset (liability)	$62,928	(1,105)

The adoption of SFAS No. 123(R) and SFAS No. 158 during 2006 resulted in the recognition of additional deferred tax assets.
The following table summarizes the balance sheet classification of deferred tax assets and (liabilities) at December 31:

	2006	2005

Deferred Tax Asset
Current	$40,661	37,714
Noncurrent	36,480	16,148
Deferred Tax Liability
Current	(1,511)	(9,111)
Noncurrent	(12,702)	(45,856)

Net deferred tax asset (liability)	$62,928	(1,105)

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $790,000 of undistributed earnings of international associated companies at December 31, 2006. These earnings are considered to be permanently invested and, under certain tax laws, are not subject to taxes until distributed as dividends. Tax on such potential distributions would be substantially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $190,000 of deferred income taxes would need to be provided.
14. OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive loss and comprehensive income as of and for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Accumulated Other	Comprehensive
	Comprehensive (Loss )	Income

Balance December 31, 2003	$(35,133)

Net earnings		$492,954
Foreign currency translation adjustments, net of $1,624 tax benefit	87,628	87,628
Unrealized holding gain on marketable equity securities, net of $278 tax expense	518	518
Gain on derivative contracts, net of $1,229 tax expense	2,660	2,660

Comprehensive income		$583,760

Balance December 31, 2004	$55,673

Net earnings		$517,252
Foreign currency translation adjustments, net of $1,767 tax expense	(72,569)	(72,569)
Unrealized holding loss on marketable equity securities, net of $565 tax benefit	(1,051)	(1,051)
Realized gain on donation of marketable equity securities, net of $4,807 tax benefit	(8,928)	(8,928)
Loss on derivative contracts, net of $528 tax benefit	(1,143)	(1,143)

Comprehensive income		$433,561

Balance December 31, 2005	$(28,018)

Net earnings		$529,377
Foreign currency translation adjustments, net of $49 tax expense	77,596	77,596
Loss on derivative contracts, net of $1,699 tax benefit	(3,759)	(3,759)
Adjustment to initially apply SFAS No. 158, net of $55,184 tax benefit (Notes 2 and 15)	(110,485)

Comprehensive income		$603,214

Balance December 31, 2006	$(64,666)

The following table summarizes unrealized gains and (losses) recognized in accumulated other comprehensive loss at December 31:

	2006	2005

Foreign currency translation adjustment	$49,963	(27,633)
Loss on derivative contracts	(4,144)	(385)
Unrecognized pension and post-retirement losses	(110,485)	—

	$(64,666)	(28,018)

15. PENSION AND OTHER POST — RETIREMENT PLANS
The Company maintains noncontributory defined benefit plans covering substantially all of its employees in the U.S. and in certain other countries. Retirement benefits are a function of years of service and the level of compensation generally for the highest three consecutive salary years occurring within ten years prior to an employee’s retirement date, depending on the plan. The Company’s policy is to fund within statutory limits to provide benefits earned to date and expected to be earned in the future. In the U.S., to the extent that an individual’s annual retirement benefit under the plan exceeds the limitations imposed by the Internal Revenue Code, as amended, and the regulations thereunder, such excess benefits may be paid from the Company’s non-qualified, unfunded, noncontributory supplemental retirement plan.
In addition, the Company maintains certain post-retirement plans, primarily in the U.S. but also in certain other countries, which provide limited health care benefits on a contributory basis and life insurance benefits. The costs of these post-retirement benefits are provided for during the employee’s active working career.
The measurement date used for plans that make up the majority of the plan assets and benefit obligations for both pension and post-retirement is December 31.
The following table summarizes assets and (liabilities) recognized in the Consolidated Balance Sheet at December 31:

	Pension		Post-retirement		Total
	2006	2005	2006	2005	2006	2005

Noncurrent assets	$4,300	107,300	700	—	5,000	107,300
Current liabilities	(400)	—	(400)	—	(800)	—
Noncurrent liabilities	(60,200)	(8,100)	(29,300)	(10,500)	(89,500)	(18,600)

	$(56,300)	99,200	(29,000)	(10,500)	(85,300)	88,700

See Note 2 regarding the adoption of SFAS No. 158 and its effect on the presentation of pension and post-retirement balances on the Consolidated Balance Sheet.
The following table summarizes gains and (losses) net of tax recognized in accumulated other comprehensive loss at December 31, 2006:

	Pension	Post-retirement	Total

Net actuarial loss	$(95,678)	(12,788)	(108,466)
Prior service cost	(4,240)	1,018	(3,222)
Transition asset	1,203	—	1,203

	$(98,715)	(11,770)	(110,485)

The estimated net actuarial losses, prior service costs and transition assets that will be amortized from accumulated other comprehensive loss into net periodic benefit cost (benefit) during 2007 are $5,700, $2,000 and ($200), respectively.

Pension Plans
The funded status of the defined benefit plans were as follows:

	U.S. PLANS		NON-U.S. PLANS
	2006	2005	2006	2005

Change in Benefit Obligation
Benefit obligation at beginning of year	$466,700	419,500	$238,300	223,100
Service cost	16,100	13,900	13,200	10,800
Interest cost	26,200	24,400	12,700	12,000
Plan participants’ contributions	—	—	500	500
Actuarial loss (gain)	(22,300)	32,400	20,500	20,800
Foreign currency exchange	—	—	27,200	(21,100)
Curtailment	—	(15,800)	—	—
Early retirement programs	—	10,100	—	—
Other	—	—	400	(200)
Benefits paid	(20,900)	(17,800)	(11,500)	(7,600)

Benefit obligation at end of year	$465,800	466,700	$301,300	238,300

Change in Plan Assets
Fair value at beginning of year	402,000	359,500	226,800	174,200
Actual return on plan assets	50,400	24,900	21,400	27,100
Plan participants’ contributions	—	—	500	500
Foreign currency exchange	—	—	25,800	(17,400)
Employer contribution	400	35,400	16,200	49,700
Other	—	—	(300)	(400)
Benefits paid	(20,900)	(17,800)	(11,500)	(6,900)

Fair value at end of year	$431,900	402,000	$278,900	226,800

Funded status at end of year	$(33,900)	(64,700)	$(22,400)	(11,500)

For the U.S., the December 31, 2005 plans also included unrecognized net actuarial losses and prior service costs of $111,900 and $6,500, respectively,resulting in a net $53,700 prepaid benefit cost. For the non-U.S., the December 31, 2005 plans also included unrecognized net actuarial losses, prior service costs and transition assets of $57,300, $1,800 and $2,100, respectively, resulting in a net $45,500 prepaid benefit cost.
The total accumulated benefit obligation for the U.S. defined benefit pension plan was $409,178 and $400,273 at December 31, 2006 and 2005, respectively. The Company’s non-qualified, unfunded, noncontributory supplemental retirement plan had a projected benefit obligation of $12,201 and $12,328 and an accumulated benefit obligation of $9,402 and $8,766 at December 31, 2006 and 2005, respectively. The total accumulated benefit obligation for the non-U.S. defined benefit pension plans was $265,600 and $215,800 at December 31, 2006 and 2005, respectively.
The U.S. plans’ expected long-term rate of return on plan assets of 8.25% was based on the aggregate historical returns of the investments that comprise the U.S. defined benefit plan portfolio. The investment strategy of the U.S. plans in 2006 was to achieve an asset allocation balance within planned targets to obtain an average 8.25% annual return for the long-term.
The non-U.S. plans’ expected long-term rates of return on plan assets ranges from 4.25% to 7.00%, depending on the plan, and are based on the aggregate historical returns of the investments that comprise the particular non-U.S. defined benefit plan portfolios. The investment strategy of the non-U.S. plans in 2006 was to achieve asset allocation balances within planned targets to obtain average annual returns between 4.25% and 7.00% for the long-term.
The Company’s strategy is to fund its defined benefit plan obligations. The need for further contributions will be based on changes in the value of plan assets and the movements of interest rates during the year. The Company expects to contribute approximately $500 to the U.S. pension plans during 2007. The Company expects to contribute approximately $5,100 to the non-U.S. plans during 2007.

U.S. pension plan asset allocations by category at December 31, 2006 and 2005, and target allocations for 2007 are as follows:

Asset Category	Percentage of Plan Assets		Target Allocation
	2006	2005	2007

Equity securities	65%	60%	55-65%
Fixed income securities	31%	36%	35-45%
Real estate securities	4%	4%	0-10%

Total	100%	100%	100%

Non-U.S. pension plan asset allocations by category at December 31, 2006 and 2005, and target allocations for 2007 are as follows:

Asset Category	Percentage of Plan Assets		Target Allocation
	2006	2005	2007

Equity securities	48%	48%	50-65%
Fixed income securities	34%	34%	20-30%
Real estate securities	3%	3%	5-10%
Other	15%	15%	10-20%

Total	100%	100%	100%

The components of net periodic benefit cost were as follows:

	U.S. PLANS			NON-U.S. PLANS
	2006	2005	2004	2006	2005	2004

Service cost	$16,100	13,900	12,000	$13,200	10,800	8,700
Interest cost	26,200	24,400	23,100	12,700	12,000	10,200
Expected return on plan assets	(32,400)	(29,800)	(27,000)	(16,100)	(11,900)	(10,400)
Amortization of unrecognized transition assets	—	—	—	(300)	(300)	(300)
Prior service costs recognized	2,000	2,100	2,100	200	200	200
Recognized net actuarial loss	5,600	4,200	2,600	2,500	2,400	1,700
Early retirement program	—	10,100	6,800	—	—	—
Curtailment charge	—	400	—	—	—	—
Other pension plans	—	—	—	1,800	1,900	2,000

Net periodic benefit cost	$17,500	25,300	19,600	$14,000	15,100	12,100

Early retirement programs were offered to certain employees at U.S. production facilities in 2005 and 2004. For 2005, these costs were related to the restructuring of the North American production network.
Assumptions used to determine benefit obligations at the end of the year for the U.S. and non-U.S. defined benefit plans were as follows:

	U.S. PLANS		NON-U.S. PLANS
	2006	2005	2006	2005

Discount rates	5.75%	5.50%	3.75-5.40%	4.25-5.25%
Rates of increase in compensation levels	4.25%	4.25%	3.00-4.25%	3.00-4.25%

Assumptions used to determine net costs for the U.S. and non-U.S. defined benefit plans were as follows:

	U.S. PLANS			NON-U.S. PLANS
	2006	2005	2004	2006	2005	2004

Discount rates	5.50%	5.75%	6.25%	4.25-5.40%	4.25-6.25%	5.00-6.50%
Long-term rates of return on plan assets	8.25%	8.50%	8.75%	4.25-7.00%	5.25-7.50%	5.50-7.50%
Rates of increase in compensation levels	4.25%	4.25%	4.25%	3.00-4.25%	3.00-4.25%	3.00-4.50%

Estimated future benefit payments for the Company’s pension plans, which reflect expected future service, as appropriate, are as follows:

For The Years Ending	U.S. PLANS	NON-U.S. PLANS

2007	$23,000	$7,800
2008	23,300	8,000
2009	23,500	7,700
2010	23,800	8,800
2011	24,300	9,000
2012-2016	137,200	51,400

Other Post-Retirement Benefit Plans
The funded status of the Company’s other post-retirement benefit plans were as follows:

	2006	2005

Change in Benefit Obligation
Benefit obligation at beginning of year	$71,500	54,000
Service cost	2,500	2,000
Interest cost	3,700	3,100
Actuarial loss (gain)	(4,800)	3,300
Benefits paid	(3,300)	(2,800)
Curtailment	—	11,400
Special termination benefits	—	500

Benefit obligation at end of year	$69,600	71,500

Change in Plan Assets
Fair value at beginning of year	$35,500	27,800
Actual return on plan assets	5,100	700
Employer contribution	3,300	9,800
Benefits paid	(3,300)	(2,800)

Fair value at end of year	$40,600	35,500

Funded status at end of year	$(29,000)	(36,000)

The December 31, 2005 plans also included unrecognized net actuarial losses and prior service credits of $27,300 and $1,800, respectively, resulting in a net $10,500 accrued benefit cost.
The discount rate assumption used to determine benefit obligations for the Company’s post-retirement benefit plans was 5.50% for 2006 and 2005.
Post-retirement plan asset allocations by category at December 31, 2006 and 2005, and target allocation for 2007 are as follows:

Asset Category	Percentage of Plan Assets		Target Allocation
	2006	2005	2007

Equity securities	86%	91%	85-95%
Fixed income securities	14%	9%	5-15%

Total	100%	100%	100%

The components of net periodic post-retirement benefit costs were as follows:

	2006	2005	2004

Service cost	$2,500	2,000	1,900
Interest cost	3,700	3,100	2,800
Expected return on plan assets	(2,800)	(2,300)	(1,900)
Recognized net actuarial loss	900	1,100	800
Special termination	—	500	200
Curtailment charge	—	11,000	—
Prior service cost	(200)	(300)	(100)

Net periodic benefit cost	$4,100	15,100	3,700

The curtailment charge in 2005 was related to the restructuring of the North American production network.
Assumptions used to determine net costs for the Company’s post-retirement benefit plans were as follows:

	2006	2005	2004

Discount rate	5.50%	5.75%	6.25%
Long-term rates of return on plan assets	8.25%	8.50%	8.75%

The post-retirement benefit plans’ expected long-term rate of return on plan assets of 8.25% was based on the aggregate historical returns of the investments that comprise the plan portfolio. The investment strategy of the plans in 2006 was to select an asset allocation balance to obtain an average 8.25% annual return for the long-term.
The Company expects to contribute $4,800 to the plans during 2007 to cover expected retiree benefit claims.
An 8% annual rate of increase in the per capita cost of covered post-retirement benefits was assumed for 2007.The rate was assumed to decrease gradually to 5% by 2010 and remain at that level thereafter.
Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

	1% Increase	1% Decrease

Effect on post-retirement benefit obligation	$5,500	$(4,800)
Effect on total of service and interest cost components	$700	$(600)

Estimated future benefit payments for post-retirement benefit plans, which reflect expected future service, as appropriate, are as follows:

For The Years Ending

2007	$4,800
2008	5,100
2009	5,500
2010	5,600
2011	5,800
2012-2016	29,500

Defined Contribution Plans
In addition to the defined benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and in certain other countries. The U.S. plan covers full-time and part-time employees and provides for contributions up to 4.8% of salary, based on employee contribution. Defined contribution plan expense was $16,536, $13,770 and $9,716 in 2006, 2005 and 2004, respectively.
Additionally, on January 1, 2002, the Company formed an Employee Stock Ownership Plan (ESOP) within the defined contribution plan for U.S. based employees. The primary purpose of the ESOP is to acquire and hold Company shares credited to Wrigley Savings Plan participants’ accounts as a result of employee contributions and Company matching program contributions. Company matching program contributions may be in the form of cash, treasury shares or authorized, unissued shares. The ESOP is a non-leveraged plan and all shares held are allocated to plan participants. Dividends on Company shares held by the ESOP are charged to retained earnings. The number of shares held by the ESOP at December 31, 2006 and 2005, was 4,222 and 5,298, respectively.
16. SEGMENT INFORMATION
Management organizes the Company’s chewing gum and other confectionery business based principally on geographic regions. Descriptions of the Company’s reportable segments are as follows:
•	North America — These operations manufacture and market gum and other confectionery products in the U.S. and Canada.

•	EMEAI —These operations manufacture and market gum and other confectionery products principally in Europe as well as in the Middle East, Africa and India.

•	Asia — These operations manufacture and market gum and other confectionery products in a number of Asian geographies, including China, Taiwan and the Philippines.

•	Other Geographic Regions — These operations manufacture and market gum and other confectionery products in the Pacific and Latin American regions.
Information by segment is as follows. The 2005 and 2004 amounts have been reclassified to compare to 2006 presentation:

Net Sales	2006	2005	2004

North America	$1,752,289	1,535,020	1,279,667
EMEAI	2,070,366	1,894,364	1,761,866
Asia	622,853	506,171	401,649
Other Geographic Regions	180,153	163,556	155,430
All Other	60,350	60,195	49,980

Total Net Sales	$4,686,011	4,159,306	3,648,592

All Other net sales consist primarily of sales of gum base.

Earnings Before Income Taxes	2006	2005	2004

North America	$346,803	377,842	342,097
EMEAI	568,937	488,740	440,447
Asia	159,434	129,111	98,666
Other Geographic Regions	23,623	19,025	29,610
All Other	(277,324)	(238,382)	(190,601)

Operating income	821,473	776,336	720,219
Interest expense	(61,820)	(31,648)	(3,879)
Investment income	8,029	15,713	11,872
Other income (expense), net	1,365	(5,741)	(7,716)

Earnings before income taxes	$769,047	754,660	720,496

All Other includes corporate expenses such as costs related to research and development, information systems, certain administrative functions, and operating results from the manufacture and sale of gum base. Also included are restructuring charges at L.A. Dreyfus in 2006 and 2005 and certain integration costs related to acquisitions in 2005 and 2004.

Assets	2006	2005	2004

North America	$2,430,841	2,456,829	1,129,278
EMEAI	1,410,795	1,230,381	1,353,418
Asia	295,658	280,575	258,999
Other Geographic Regions	149,241	126,037	96,664
All Other	166,330	118,242	136,007

Assets used in operating activities	4,452,865	4,212,064	2,974,366
Corporate	208,733	182,289	192,337

Total assets	$4,661,598	4,394,353	3,166,703

Assets are categorized based upon the geographic segment where they reside. Assets in Corporate consist principally of property and equipment as well as certain short-term investments and marketable equity securities in 2004 which are held by the corporate office.

Depreciation and
Amortization Expense	2006	2005	2004

North America	$69,671	54,458	36,128
EMEAI	71,415	67,646	61,620
Asia	16,845	15,818	12,748
Other Geographic Regions	7,748	6,458	3,844
All Other	8,071	6,990	5,894

Depreciation and amortization expense related to operating activities	173,750	151,370	120,234
Corporate	26,363	23,915	21,617

Total depreciation and amortization expense	$200,113	175,285	141,851

Depreciation and amortization expense is categorized consistent with the geographic region in which the asset resides.

Capital Expenditures	2006	2005	2004

North America	$104,507	93,527	73,451
EMEAI	83,618	70,033	59,827
Asia	22,143	21,982	8,047
Other Geographic Regions	15,446	29,672	15,586
All Other	34,144	13,194	5,020

Capital expenditures for operating activities	259,858	228,408	161,931
Corporate	69,503	55,304	61,757

Gross capital expenditures	329,361	283,712	223,688
Intersegment asset transfers	(1,603)	(1,943)	(3,366)

Net capital expenditures	$327,758	281,769	220,322

Capital expenditures are categorized based upon the geographic segment in which the expenditures occurred. Intersegment asset transfers are primarily due to sales between production facilities worldwide. Such transfers are recognized at net book value.

STOCKHOLDER INFORMATION
STOCKHOLDER INQUIRIES
Any inquiries about your Wrigley stockholdings should be directed to:
Stockholder Relations
Wm. Wrigley Jr. Company
410 North Michigan Avenue
Chicago, IL 60611
1-800-874-0474
You can access your Wrigley stock account information via the Internet at the following address—www.computershare.com/wrigley.
Additional information about the Wrigley Company can be found on the Internet at www.wrigley.com.
CAPITAL STOCK
Common Stock of the Wm. Wrigley Jr. Company (WWY) is traded on the New York and Chicago Stock Exchanges.
Class B Common Stock, issued to all stockholders of record on April 4,1986 and also pursuant to the stock dividend paid in shares of Class B Common Stock to all stockholders of record on April 17, 2006, has restricted transferability, is not listed on any stock exchange and is not freely traded. It is at all times convertible on a share-for-share basis into Common Stock and, once converted, is freely transferable and publicly traded. Class B Common Stock also has the same rights as Common Stock with respect to cash dividends and treatment upon liquidation.
DIVIDENDS
Regular quarterly dividends are paid in advance on the first business day of February, May, August and November with the record date for each payment falling on or about the 15th of the prior month.
DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
Computershare Trust Company, N.A. sponsors and administers a direct stock purchase and dividend reinvestment plan, the Computershare Investment Plan for Wm. Wrigley Jr. Company. The plan provides a simple, convenient and affordable way to invest funds and reinvest dividends in shares of Wrigley Common Stock. Both registered holders and new investors may purchase Common Stock through the plan.
Approximately 75% of the Company’s stockholders of record participate in the plan.
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
Stockholders of record can go directly to the Computershare form at—www.econsent.com/wwy—or link to the form through the Wrigley web site.
“Street name” stockholders, holding their shares in a bank or brokerage account, should go to the Wrigley web site—www.wrigley.com—and complete the form they find under Stockholder Services in the Investor Relations Section.

STOCK CERTIFICATES
For security and tax purposes, stockholders should keep a record of all of their stock certificates. The record should be kept in a separate place from the certificates themselves and should contain the following information for each certificate: exact registration, number of shares, certificate number, date of certificate and the original cost of the shares. If a stock certificate is lost or stolen, notification should be sent to the Company immediately. The transfer agent has two requirements to be met before a new certificate will be issued—a completed affidavit and payment for an indemnity bond based on a percentage of the current market value of the stock represented by the missing certificates. The replacement of a certificate will take about seven to ten days. Even if a certificate is lost or stolen, the stockholder will continue to receive dividends on those shares while the new certificate is being issued.
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
P. O. Box 43078
Providence, RI 02940-3069
Inside the U.S. 1-800-446-2617
Outside the U.S. +1-781-575-2723
TOD/TTY for hearing impaired 1-800-952-9245
Internet: www.computershare.com
FORM 10-K AND OTHER PUBLICATIONS
Wm. Wrigley Jr. Company makes a variety of publications, reports and legal filings,(including the Annual Report to Stockholders, Proxy Statement, Forms 10-Q and 10-K) available to its stockholders free of charge and as soon as practicable. For copies, please visit our website at www.wrigley.com.
If you do not have internet access, you may contact Stockholder Relations to request these materials.
CERTIFICATIONS
The Chief Executive Officer and Chief Financial Officer have certified in writing to the Securities and Exchange Commission (SEC) as to, the integrity of the Company’s financial statements included in this Annual Report and incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC, and the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting. The certifications are filed as Exhibit 31 to the said Form 10-K. On April 18, 2006 the Chief Executive Officer also certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.
2007 ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 9:00 a.m. Central Standard Time, Wednesday, March 14, 2007, in the Chase Auditorium, Chase Tower, 10 South Dearborn Street, Chicago, IL 60603.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(INDEPENDENT AUDITORS)
Ernst & Young LLP
233 S. Wacker Drive
Chicago IL 60606-6301

CORPORATE FACILITIES AND PRINCIPAL ASSOCIATED COMPANIES
*Denotes production facility
#Operations terminated in 2006
CORPORATE HEADQUARTERS
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611
www.wrigley.com
PRINCIPAL ASSOCIATED COMPANIES

DOMESTIC
Wrigley Manufacturing Company, LLC
Chattanooga, Tennessee*
Chicago, Illinois*#
Gainesville, Georgia*
Yorkville, Illinois*
Four-Ten Corporation#
 Chicago, Illinois

Wrigley Sales Company
 Chicago, Illinois

L.A. Dreyfus Company*#
 Edison, New Jersey

Northwestern Flavors, LLC*
 West Chicago, Illinois
INTERNATIONAL
The Wrigley Company Pty. Limited*
 Sydney, Australia

Wrigley Austria Ges.m.b.H.
 Salzburg, Austria

UAB Wrigley Baltics
 Vilnius, Lithuania

Wrigley Bulgaria EOOD
 Sofia, Bulgaria
Wrigley Canada*
 Ontario, Canada

Wrigley Confectionary
(China) Ltd.*
 Guangzhou, Guangdong,
People’s Republic of China

Wrigley Confectionary (Shanghai)
Company Ltd.*
 Shanghai, People’s Republic of
China

Wuzhou Cafosa Gum Ltd.*#
 Wuzhou City, Guangxi,
People’s Republic of China

Wrigley Croatia d.o.o.
 Zagreb, Croatia

The Wrigley Company Limited*
 Plymouth, England, U.K.

Wrigley France S.N.C.*
 Biesheim, France

Wrigley S.A.S.
 Paris, France

Wrigley G.m.b.H.
 Munich, Germany
The Wrigley Company
(H.K.) Limited
 Hong Kong

Wrigley Hungaria, Kft.
 Budapest, Hungary

Wrigley India Private Limited
 Bangalore, Karnataka, India*
Baddi, India*

Wrigley Israel Ltd.
 Herzeliya-Pituach, Israel

Wrigley Italia, Srl.
 Aprilia, Italy

PT Wrigley Indonesia
 Jakarta, Indonesia

Wrigley & Company Ltd., Japan
 Tokyo, Japan

The Wrigley Company
(East Africa) Limited*
 Nairobi, Kenya

The Wrigley Company
(Malaysia) Sdn.Bhd.
 Kuala Lumpur, Malaysia
Wrigley Mexico S. de R.L.
de CV (Mexico)*
 Silao, Guanajuato, Mexico

The Wrigley Company
(N.Z.) Limited
 Auckland, New Zealand

Wrigley s.r.o.
 Prague, Czech Republic

Wrigley Scandinavia AS
 Oslo, Norway

The Wrigley Company
(P.N.G.) Ltd.
 Port Moresby, Papua New Guinea

Wrigley Philippines, Inc.*
 Antipolo City, Philippines

Wrigley Poland Sp. zo.o.*
 Poznan, Poland

Wrigley Romania Produse
Zaharoase SRL
 Bucharest, Romania

OOO Wrigley
 Moscow, Russia
St. Petersburg, Russia*
Wrigley d.o.o.Beograd
 Belgrade, Serbia

Wrigley Slovakia s.r.o.
 Banska Bystrica, Slovakia

Wrigley d.o.o.
 Ljubljana, Slovenia

The Wrigley Company
South Africa (Pty) Limited
 Johanesburg, South Africa

Cafosa Gum, SA*
 Santiga, Spain

Wrigley Co., S.A.U.
 Barcelona, Spain

Wrigley Scandinavia AB
 Stockholm, Sweden

Wrigley Taiwan Limited*
 Taipei, Taiwan, R.O.C.

Wrigley Middle East, FZCO
 Dubai, United Arab Emirates

Wrigley Ukraine, TzoV
 Kiev, Ukraine