Form 10-K, Exhibit 13
period 2007-12-31
WRIGLEY WM JR CO
filed 2008-02-11
CIK 108601

WM. WRIGLEY JR. COMPANY

2007 Annual Report

delivering aspirational growth

In 2007 we reached a historic milestone –

exceeding $5 billion in sales

…by delivering on the promise and potential of

our 5 greatest strengths.

Financial Highlights

2007 2006

Net Earnings $ 632,005 $ 529,377

Diluted EPS $ 2.28 $ 1.90

Sales $ 5,389,100 $ 4,683,437

Dividends Paid $ 309,838 $ 276,021

Additions to Property, Plant and Equipment $ 251,429 $ 327,758

Stockholders’ Equity $ 2,817,480 $ 2,388,092

Return on Average Equity 24.3% 23.0%

Stockholders of Record 41,020 40,986

Dilutive Shares Outstanding 277,413 278,399

In thousands of dollars and shares, except per share amounts and stockholders of record. For additional historical financial data see page 44.

1 This discussion of net earnings is a “non-GAAP” financial measure. The Company believes this measure provides its shareholders with additional information about its underlying results and trends, as well as insights into management’s view of operating results. Refer to the Management’s Discussion & Analysis (page 33) for further discussion of operating results in accordance with U.S. GAAP. The following table reconciles the net earnings in accordance with U.S. GAAP to non-GAAP:

2007 2006

In Thousands Per Share In Thousands Per Share

Net Earnings, as reported under

U.S. GAAP $ 632,005 $ 2.28 $ 529,377 $ 1.90

Restructuring expense, net of tax (A) 8,857 0.03 31,011 0.11

Gain on sale of assets, net of tax (B)(19,327)(0.07) — —

Non-GAAP earnings, excluding restructuring

expense and gain on sale of assets $ 621,535 $ 2.24 $ 560,388 $ 2.01

(A) Management has excluded restructuring expense as it is viewed as nonrecurring costs incurred to improve production operations.

(B) Management has excluded the gain on the sale of certain assets as it is viewed as nonrecurring income.

Delivering Aspirational Growth

To our Shareholders and the Worldwide Wrigley Team:

In 2007, the Wrigley Company achieved an ambitious aspiration…we surpassed $5 billion in annual sales, delivering $5.4 billion in sales for the fiscal year. While this achievement was an important milestone for the company and our associates, the fact that we more than doubled our sales since 2000 is just one indicator of our progress. Over that same time period, we strategically expanded the scope of our global product portfolio and production capabilities, fostered a more dynamic, innovative culture and developed a talented, high-performance internal team that today numbers 16,400 associates worldwide. Since 2000, we also increased our net income from $329 million to $632 million and, excluding one-time items, consistently delivered 9 –11 percent annual growth in earnings per share.1 With this overall global performance, we continued to create strong shareholder value.

Delivering this aspirational growth is a major accomplishment, and I am very proud of and inspired by the entire Wrigley team who made this happen. But even more inspiring is the team’s focus on “what’s next?” While we recognize and celebrate our accomplishments, this is an organization that is most excited by the possibilities of the future. Our future has never been brighter.

We are in a remarkable category. There is rising demand, heightened consumer interest in innovation, healthy margins and long-term growth potential. As a company, we contribute to this growth by driving innovation in flavors, formats, packaging and benefits. We use only high-quality ingredients and pay attention to detail in every step of the production process because we know quality matters and wins in the marketplace. We have an industry-leading team full of passion and character that has delivered consistent revenue and earnings growth, robust cash flows and long-term value creation.

These dynamics – a growing category and a company with the capabilities and the culture to capture that growth – are a powerful combination.

The Confectionery Category – A World of Opportunity

First, some observations about the global confectionery category. Based on global reports,* confectionery sales are showing an 8 percent growth rate and have reached almost $137 billion at retail. Looking forward, confectionery sales have one of the highest projected growth rates of all food categories. And while all confectionery subcategories are projected to continue growing over the next five years, the fastest-growing of all remains gum. Every major region of the world is contributing to that growth, particularly the developing geographies of Asia, Eastern Europe and Latin America.

1

See Financial Highlights, page 2.

*Data from Euromonitor International as of 2006, the last full year for which statistics are available at time of printing.

Wm. Wrigley Jr. Company 2007 Annual Report 3

William Wrigley, Jr.

Executive Chairman and Chairman of the Board

“While we are the world’s largest gum company, we are also the fourth-largest confectionery company in the world.”

In less-developed countries, which collectively account for three-quarters of the world’s population, income is on the rise in many areas. This translates to significant growth potential in demand for confections in these marketplaces, including Asia (where Chinese consumers alone spent more than $6 billion on confectionery in 2006) and Eastern Europe (where local consumers spent $12 billion) – geographies where Wrigley already enjoys a substantial presence.

Growth also continues in more developed countries. In the U.S., consumers spent more than $28 billion on confections in 2006, nearly a 5 percent increase over the previous year and a sum that represents one-fifth of all global spending on confections. Even with such high levels of consumption, there remains untapped potential to drive demand through innovation, dynamic marketing and retail execution.

The Wrigley Company – Poised for Continued Growth

So, how is the Wrigley Company performing in this category? Wrigley has the scale of a global player, combined with the knowledge, expertise and the core competencies to compete and win in the diverse geographies of the world. Of the seven top countries in terms of confectionery sales at retail in 2007 – the United States, Great Britain, Germany, Japan, Russia, France and China – Wrigley is a top confectionery player in six of those countries and the industry leader in gum in five.

Delivering Aspirational Growth

In addition to being well-positioned geographically, Wrigley also is competitively advantaged with a diverse portfolio of quality confectionery brands. As previously noted, gum –where the Wrigley name has a heritage spanning more than a century – is the fastest growing confectionery sector. Over the past five years, the gum category has grown an average of 4 percent annually in volume and 8 percent in sales – and we have performed even better than that. With our growing stable of sugarfree gums and our expansive scientific c expertise and consistent investment in research and development, we believe Wrigley is well prepared to take advantage of continued strong growth in benefit-enhanced and premium-priced gum products.

While we are the world’s largest gum company, we also are the fourth-largest confectionery company in the world. We are a leader in mints and hard candies and we are building new capabilities in chocolate and other confectionery. Our diverse portfolio gives us many tools with which to compete aggressively in every geography and leverage our presence wherever we compete.

So what does that mean in terms of category leadership and delivering stockholder value? The strength of a company is not just its core capabilities, its assets and its profit potential –it is in the team that makes things happen, the culture that enables growth and the character of that company that sets

NET SALES

billions of dollars

EARNINGS PER SHARE

dollars

OPERATING CASH FLOW

millions of dollars

2.28

5.4

1,004

4.7

1.90

1.83

4.2

1.75

1.58

725 740 722

3.6

1.42

645

3.1

1.29

1.16

2.7

2.4

2.1

390 374

00

01

02

03

04

05

06

07

00	01 02 03 04 05 06 07

05	06

00	01 02 03 04 05 06 07

05 06 it apart and creates competitive advantages. These are the drivers of long-term growth. In my mind, there are several key characteristics of the Wrigley Company that differentiate us and make us more competitive:

• We are adaptable. Every marketplace is unique, so we combine our global strength with a strategic, customized approach to individual geographies, and then we translate those learnings into effective, competitive “go-to-market” tactics.

• We are intuitive about the needs of our consumers and our retail customers. We lead trends and deliver the innovation and category management that helps us win with our stakeholders.

• Our resilience helps us weather periodic challenges and overcome obstacles – whether it is improving the way we work internally, the way we address opportunity within a geography or our competitive action plans.

• Some might describe us as quiet or understated, but I believe a more accurate portrayal is focused and intentional.

• We don’t just survive, we thrive. We are agile enough to anticipate challenges and opportunities in our competitive field, and we are patient in the execution of business strategies that will deliver growth for future generations.

And while we continue to evolve as an organization and achieve new levels of performance, these inherent characteristics, as well as our commitment to the core Wrigley values that bind our team, will not change. Doing the right things, and doing things right, are part of our culture – they represent the soul of our company – and they help set Wrigley apart from the rest of the field.

We hold ourselves accountable to the highest standards, whether it is ensuring quality in our manufacturing, providing our associates with industry-leading training and coaching programs, proactively looking for ways to operate as an environmentally friendly business or contributing to our communities.

In fact, as a thanks to our consumers and our communities for supporting our growth and $5 billion sales achievement, the Wrigley Foundation will be making a special $5 million charitable donation focused on the most important issues that face our world today – the development of our youth and the conservation of our planet. We are partnering with two outstanding organizations, International Youth Foundation and Conservation International, to leverage these financial resources and make a difference in our world.

Our Wrigley culture and values, combined with our longstanding record of delivering on our long-term financial

Wm. Wrigley Jr. Company 2007 Annual Report 5

“The best is yet to come for this company. And while we will have new challenges in the coming years – we are ready to take them on…”

objectives, are what create the most value for you. In 2007 that was reflected by delivering more than 11 percent in earnings growth, increasing dividends, reinvesting in our business and our brands and, of course, enjoying the increased value of our stock.1

Wrigley associates made that possible and remain the most important competitive advantage of our company. I am extremely pleased with the strong partnership between Bill Perez and me and the continued outstanding guidance and support from our Executive Leadership Team.

So, in closing, I want to thank our team of dedicated, talented people around the world for their tireless work on behalf of our organization, our Board of Directors for their strong

Growth and thorough governance of the company and you, our shareholders, for your continued support.

The best is yet to come for this company. And while we will have new challenges in the coming years – we are ready to take them on and we are confident in our ability to rise to new heights as a confectionery leader.

Executive Chairman and Chairman of the Board

See Financial Highlights, page 2.

6	Delivering Aspirational

To our Shareholders and the Worldwide Wrigley Team:

I’m very proud of what the people of Wrigley accomplished in 2007. They not only broke through the $5 billion sales level, but also extended the Wrigley tradition of building the business for the long term while achieving excellent annual results. It was my first full year at Wrigley and I was inspired by the determination our people showed.

Financial Performance

That determination helped drive every dimension of our business. Our 2007 results reflect a company with great momentum.

• Top-line growth continued to be exceptionally strong at 15 percent; even excluding the positive benefit of currency, worldwide sales grew at a double-digit pace.

• Much of the currency tailwind was reinvested into brand building. Total brand support increased over 20 percent – the equivalent of 80 basis points as a percent of sales.

• A year ago, we told you that we had reached an inflection point in terms of declining gross margins; this has been realized in 2007, with gross margins improving slightly versus 2006.

• We began to see the fruits of our operating expense control efforts during the second half of the year, and in the fourth quarter, operating expenses as a percent of sales were a full 60 basis points lower than the same period a year ago.

• All of this translated into an 11 percent increase in earnings per share – excluding one-time items, this marks the eighth consecutive year of delivering against our stated financial objective of 9–11 percent earnings per share growth over the long term.1

• Cash generated from operations increased almost 40 percent, reflecting our strong earnings growth, coupled with working capital improvements. This enabled us to return over $500 million to shareholders in dividends and share repurchases, while funding an acquisition and keeping our debt essentially flat at modest levels.

Managing our Business

As Bill Wrigley articulates in his letter, we have unique characteristics that truly differentiate us from other companies, and we see immense opportunity to achieve the goals that we set for ourselves and deliver the long-term results that our Wrigley shareholders have come to expect.

We have a clear strategic vision for our company as a diversified leader in the confectionery industry, and operate with a desire to take big, tangible steps forward each day. While we will never compromise the long-term potential of our company, you can rest assured that we feel a sense of urgency to capitalize on the opportunities immediately before us.

See Financial Highlights, page 2.

Wm. Wrigley Jr. Company 2007 Annual Report 7

William D. Perez

President and

Chief Executive Officer

That means we must continue to make major improvements in the fundamentals. In particular, we placed a strong priority on managing our supply chain dynamics as effectively as possible, and we made major strides in 2007, restructuring not only for better efficiency, but also to improve our ability to service retailers. As our global business continues to expand, we will increasingly capitalize on our scale advantages to manage our costs and support our profitable business.

But we know we cannot save our way to the kind of long-term returns we are determined to generate – the key to driving top-line growth is building great brands with strong consumer demand in the marketplace. To do that, we must continue to build our existing major brands while tapping into new opportunities with innovation.

To make sure we are making the most of our brand investments, we have begun to substantially enhance our marketing effectiveness. In addition to a $150 million increase in investment, we also increased the sophistication of our marketing mix – leveraging these resources more effectively through the new media and emerging marketing vehicles that are most relevant to today’s consumers. To support this consumer connection and increase our efficiency in allocating resources, we realigned our internal marketing organization to move decisions closer to the local marketplace. We also capitalized on our scale by consolidating our agency relationships.

Delivering Aspirational Growth

Innovation

A few years ago, we made a strong commitment to innovation with our investment in our Global Innovation Center. In 2007, that investment continued to deliver returns with several significant advancements.

• The launch of our new “5” brand in the U.S. showed that we can execute with both excellence and speed. The brand is off to a great start, exceeding our original share and sales forecasts. Only six months after its national introduction, 5’s dollar velocity has made its Rain and Cobalt flavors the #1 and #3 ranked gum SKU in Food, Drug, Mass Merchandiser and Convenience store channels. Dramatic consumer response to the brand has built a more than 5.7 percent dollar share, as reported by AC Nielsen.

• In addition to new brands, Wrigley’s innovation in packaging is increasing consumption of our brands. In Germany, the launch of a premium bottle package has helped fuel sales. In Poland, a new peg bag pouch has provided added value to consumers and is driving sales increases in this very strong, and maturing, Wrigley geography.

• Premier endorsements from trusted sources are building brand equity and making our brands even more attractive with consumers. Wrigley’s Extra, Eclipse and Orbit brands in the U.S. became the first chewing gum brands ever to earn the Seal of Acceptance from the American Dental Association. The seal, appearing on pack and in advertising, is highly influential in driving purchase intent among consumers.

Mary Kay Haben

Group Vice President and Managing Director, North America

Igor Saveliev

Group Vice President and Managing Director, East and South Europe

Michael Wong

Group Vice President and Managing Director, Asia/Pacific

• The Wrigley Science Institute has funded significant independent research to explore new benefits of chewing gum – including weight management, increased alertness and concentration and stress reduction. With this research, we are giving consumers new reasons to chew Wrigley gum and building category consumption. In fact, on-air trainers on NBC’s “The Biggest Loser” are recommending Wrigley’s Extra as a great calorie management tool to participating contestants and the more than 8 million program viewers that tune in each week.

Overall, we continue to accelerate the pursuit of new, proprietary avenues of innovation in terms of ingredients, packaging, technologies and benefits.

Geographic Portfolio

We operate as a truly global company, doing business in more than 180 nations around the world. As a reflection of the substantial scale of our global operations, we added the heads of our geographic regions to our Executive Leadership Team, to better capitalize on the unique insights and opportunities offered by Wrigley’s broad geographic base, as well as to further strengthen the connection between our overall strategy and its execution in the local marketplace.

As you know, our strategy calls for us to excel in the geographies that will be essential to our long-term performance – China, Russia, India and the United States – which account for 44 percent of the world’s population and an increasing percentage of its economic activity. Collectively, they offer a healthy balance of immediate growth opportunities and uniquely promising long-term development. We made major gains in China, Russia and India this year, and we are taking decisive steps we believe will put our U.S. operations on a trajectory that meets our expectations.

• China – This important marketplace is the fourth-largest economy in the world and Wrigley is China’s largest confectionery company. With our early commitment to this geography, we have built greater retail distribution than any other consumer product company – as reported by ACNielsen. The leading gum brand in China, Wrigley’s Doublemint, continues to resonate with consumers and expand consumption with new flavors and packaging innovations. Our revenue in China continued to grow dramatically and by expanding our production plant in Shanghai we further strengthened the economics of our business there.

• Russia – Our sales grew in double digits in Russia. Early in 2007, we fortified this existing business and extended into chocolate for the first time, with the acquisition of A. Korkunov, one of Russia’s premier chocolate makers. The acquisition exceeded our performance expectations and delivered significant incremental growth. Wrigley Russia’s full range of confectionery offerings – including gum, hard candy, gummies, mints and chocolate – has established a strong foundation for future business expansion in this diverse and promising geography.

Wm. Wrigley Jr. Company 2007 Annual Report 9

Surinder Kumar

Senior Vice President and Chief Innovation Officer

Dushan Petrovich

Senior Vice President and Chief Administrative Officer

Martin Schlatter

Vice President and Chief Marketing Officer

• India – Net sales grew well in India, where our business is still very much in the early phases of development. Our Boomer brand is the largest bubble gum in the country and Orbit is leading the development of a dental care gum segment in India. We also took important steps in strengthening our foundation there, improving our production economics by expanding our facility in Baddi.

• United States – While we are pleased with the enthusiastic reception for “5” and the successful execution of a price increase, we are dissatisfied with our performance in the U.S. However, we understand the key factors driving the U.S. and we are executing a clear plan that we believe will reassert our business competitively.

In other important geographies, we drove strong results:

• In the United Kingdom, as we anticipated, one of our major confectionery competitors made a substantial effort to enter the gum segment. The UK Wrigley team increased revenues through innovation and brand building in the marketplace and blunted competitive share progress.

• In Germany and Poland net sales grew in double digits, an impressive acceleration in two important European geographies. Increased distribution, consumption-driving packaging innovation and solid performance from our existing brands delivered the gains.

Delivering Aspirational Growth

• In Australia the retail chewing gum category has been ignited – more than doubling in growth versus the prior year – through Wrigley’s innovation and excellence in retail execution. Wrigley has also taken the lead in the mint category. Eclipse brand mints grew at a phenomenal double-digit rate in 2007.

Overall, the breadth and diversity of our geographic portfolio provides us with enviable scale and generates strong cash flow today, which in turn allows us to make investments in marketplaces with substantial long-term growth potential.

What Can You Expect in 2008?

• First of all, you can expect intensified focus on our share. While we have been pleased with our rate of sales growth, we feel we can accelerate our growth relative to the marketplace in the future.

• We will continue to emphasize retail execution, particularly at the check out. Our sales organizations will be tailored to each geography and we will invest in areas including category management, consumer insights and effective retail coverage.

• Our newly realigned marketing organization will bring us closer to the consumer and our consumer insights, when leveraged with R&D capabilities will lead to more meaningful innovation.

Howard Malovany

Senior Vice President,

Secretary and General Counsel

Reuben Gamoran

Senior Vice President and Chief Financial Officer

Peter Hempstead

Senior Vice President, Worldwide Strategy and New Business

• We will manage our P&L carefully; emphasis will continue to shift from volume to value. We will proactively manage gross margins through procurement efforts, cost reduction and judicious price increases, and we will tightly control non-sales-related operating expenses. We will make sure incremental funds find their way to the bottom line or additional brand building funding, consistent with our long-term strategy.

• We will take advantage of our unique strengths in Russia and China to continue to drive growth in these geographies that are so important to our future.

• We will continue to make improvements in our supply chain focusing on our global manufacturing operating efficiencies and superior customer service.

Most importantly, our year’s success will not constrain our belief in the opportunity and necessity for continuous improvement.

Wrigley and Winning

One of the reasons I joined Wrigley was because I saw that a commitment to winning was deeply ingrained in the culture.

That intense commitment was clear in my earliest conversations with Bill Wrigley and it has become even clearer to me as I have engaged with our local teams around the world.

Over the past seven years, our team has focused on delivering an ambitious aspiration. In December, we surpassed that milestone because we demonstrated a very real commitment to stepping up our game each and every year, a commitment that we intend to continue to fulfill going forward as we set our sights on even more ambitious levels of achievement.

As we lean into 2008, I thank my Wrigley colleagues for their spirited commitment, and I thank our shareholders for their ongoing trust. We have a truly unique opportunity before us, and we are determined to turn that opportunity into reality.

President and Chief Executive Officer

Wm. Wrigley Jr. Company 2007 Annual Report 11

Bill Wrigley, Jr. and Bill Perez Respond to Commonly Asked Questions:

Q: You said that this year would end the decline in your gross margin, and you did record a slight improvement. What are the prospects going forward?

A: Through a combination of productivity improvements, pricing moves and tight cost controls, we were able to achieve a small increase in our consolidated gross margin in 2007, despite rising inflation and higher input and new product costs.

Wrigley has one of the strongest gross margins in the category, and it is our intention to continue as a leader in this area over time. That being said, inflationary pressures remain, including rising costs for energy and various commodities, as well as new product innovation. We will manage against those pressures in 2008 with ongoing initiatives in terms of manufacturing improvements, procurement efficiencies and judicious price increases.

We will also be keeping a tight reign on non-sales-related operating expenses, while continuing to expand our global portfolio with value-added, premium-priced product offerings.

Q: What has been the impact of the new competitive entry into the gum sector in the United Kingdom? Are you satisfied with how things are playing out in the marketplace?

A: We have been expecting this particular entry into the UK gum sector for a number of years. All things

Delivering Aspirational Growth considered – including the increase in our sales and growth in overall category consumption – we are pleased with how we have managed against competition.

Given that the new competitor is the biggest UK confectioner with the largest sales force in the marketplace, we had anticipated even more substantial initial share gains. What is most gratifying is the work of the UK Wrigley team that drove innovation and brand building in the category in a way that not only nearly halved the initial share gain of the new competitor, but increased our sales at their highest rate in three years.

Clearly, the strong UK gum category growth in 2007, in response to increased innovation and marketing spending, shows there is room for per-capita consumption increases, even in a well-developed marketplace. And while the UK is not a “zero sum game” by any stretch of the imagination, we will do our best to capture the lion’s share of incremental consumption and sales going forward.

Q: This is the second year of share declines for Wrigley in the United States gum segment. What are your plans to improve the current trends?

A: We are not happy with our modest share declines in the U.S. over the past two years – our first declines in more than a decade – and we have plans in place to accelerate our growth relative to the marketplace in the future.

We are very pleased with the success of the “5” brand in the eight months since its launch, and we are looking to excite U.S. consumers with equally attractive new product launches in 2008, as well as various product and packaging improvements and motivating and winning advertising.

In 2008, you will see a real focus on share performance in the marketplace, and we will continue to emphasize retail execution, particularly at the check-out. Our ongoing investments in category management, consumer insights and effective retail coverage will also help us to win in the marketplace, both in the gum segment and in overall confectionery.

Q: In general, how has expansion into other areas of confectionery, beyond gum, benefited Wrigley’s business?

A: Our expansion into other areas of confectionery has benefited Wrigley’s business in a number of ways. First and foremost, it has opened up to us vast new areas of business opportunity. Our entry into non-chocolate confection has more than tripled the size of the marketplace in which we compete, and the overall chocolate marketplace is even larger.

From a distribution perspective, confectionery has increased our presence throughout the store – both at the checkout and in the aisle. Our confectionery brands and product offerings have given us stronger relationships with our retail partners around the world, including increased opportunities for category captaincy. They have also allowed us to better leverage our tremendous sales force infrastructures, especially in developing geographies such as Russia and China, as well as our marketing media spends.

Most importantly, entering confectionery has allowed us to reach a wider range of consumers, which has given us new insights into consumer needs and purchase intentions. Those insights, in combination with additions to our brand portfolio and confectionery skill set, have created all kinds of new product possibilities. As a result, we have been able to build an even stronger product pipeline, with innovative forms, flavors, and packaging options across all types of confectionery.

Expanding into non-gum confectionery, therefore, has made us a larger, more competitive company, with a stronger revenue stream, more funds available for investment in innovation and marketing support, and more diversified long-term growth prospects.

Q: China seems to be a continued engine of growth for Wrigley. How is the Company going to maintain its competitive advantage there and continue the strong growth?

A: China has been an important part of our overall growth, but it is only one of many international success stories for Wrigley. In fact, China has been growing on average at a double-digit rate – and profitable each year – since we started manufacturing locally back in 1993. The things that have produced such an excellent track record for Wrigley in China up to this point are the same things that offer encouragement and promise for the future.

First of all, we have the scale – in terms of people, production, distribution and brand awareness – as well as the profitability and cash flow necessary to continue investing in all aspects of our business in China.

We are also not resting on past success, but are keenly focused on gleaning additional marketplace insights to drive innovation that is both relevant and motivating to consumers across China.

Even with the unmatched sales infrastructure and reach of the Wrigley Company in China – with nearly 80 percent retail penetration touching more than 2.2 million points of distribution – there are still opportunities for improvements. Every day, we are reaching further into the marketplace and adding to the variety and depth of our product offerings. We look for that pattern to continue, as per capita and disposable income continue to rise in China and the modern trade continues to expand deeper into the interior of the country.

Finally, even given the strong growth of per capita consumption of gum and confectionery in China over the past 15 years, it still remains toward the lower end of the global scale. With our ability to invest in consumer research, product innovation, manufacturing capacity, sales infrastructure and advertising media, we see ample room for growth from the current per-capita consumption level in China of about 22 servings of gum per year.

Wm. Wrigley Jr. Company 2007 Annual Report 13

Wrigley sells its products in more than 180 countries around the world and operates 22 manufacturing facilities in 14 countries.

The global confectionery business is healthy and growing at a dynamic pace. Wrigley sells its products in more than 180 countries around the world and operates 22 manufacturing facilities in 14 countries. Our remarkable geographic footprint is supported by a robust supply chain and selling infrastructure that ensures excellent worldwide distribution. Wrigley’s most recently expanded facility in Shanghai provides its first Asian source for gum base – the key ingredient in gum that gives it its “chew” – and will help support the Company’s growth in Asia.

In addition to scale, Wrigley has the local expertise and insights needed to be successful across diverse geographies, distribution networks and cultures. Consistent investment in selling infrastructure has put the “feet on the street” that Wrigley needs to make sure our brands are represented at every possible point of retail sale, from the largest, most sophisticated urban retailer to the most remote corner store.

Just as our business is global, our Executive Leadership Team reflects the geographic diversity of our business. In 2007, we added regional representation at the executive level, ensuring that decision making at the highest level reflects the opportunities and challenges presented across our geographies.

While performance across all Wrigley marketplaces is important, Wrigley recognizes the importance of winning in China, India, Russia and the U.S. and is committed to executing local strategies that will help us win in these countries.

In China, one of the world’s fastest-developing marketplaces, Wrigley is the country’s #1 confectionery company and there is substantial upside in building upon the relatively low per-capita consumption of confections. India is a complex geography where Wrigley has a smaller, but leading presence. The population of India and its increasing economic development present significant opportunities for Wrigley, but there is still work to do addressing the challenges of the marketplace.

In Russia, Wrigley has its most diverse confectionery offerings, including A. Korkunov chocolate. With this acquisition, Wrigley is now the #1 player in the Russian confectionery business and well positioned to take advantage of growth opportunities. The U.S. is Wrigley’s largest geography, and while it is a more developed confectionery marketplace, category sales are growing faster than most other consumer packaged goods categories.

Delivering Aspirational Growth

OUR FIVE GREATEST STRENGTHS

#1 geographic strength – local expertise

Wrigley has greater distribution in China than any other consumer packaged goods company – covering

2.2 million

points of distribution

of sales in Russia are made through smaller, independent stores and kiosks versus larger, organized retail trade. In the U.S., only 10 percent of retail sales are through these smaller types of outlets.

75% A major factor of Wrigley’s success around the world is the ability to build distribution across very different retail environments.*

*Percentages of sales in Russia and the U.S. are approximate figures.

SALES BY GEOGRAPHIC REGION

49% 33% 14% 4%

• EMEAI (Europe, Middle East, Africa, India – principally Europe)

• North America

• Asia%

• Other Geographic

Regions (Includes Latin

America and Pacifi c)

Wm. Wrigley Jr. Company 2007 Annual Report 17

OUR FIVE GREATEST STRENGTHS

#2 at excellence at retail

At the heart of Wrigley’s success in building partnerships with retailers is our category expertise and a clear understanding that you cannot win across diverse retail channels by taking a cookie-cutter approach. Wrigley’s category management experts base their customer recommendations on shopper analysis that is customized by channel. Wrigley partners with retailers to identify how best to meet the needs of shoppers and ensure product availability, placement in store, and arrangement on shelf will drive consumer takeaway and deliver profitability to the retailer.

Whether it is a convenience, grocery or drug store – a huge mass merchandiser or wholesale club – or one of the small shops and kiosks, Wrigley’s product placement is designed for maximum impact and movement. sixteen seconds –

THE AMOUNT OF TIME CONSUMERS SPEND SHOPPING FOR CONFECTIONS AT THE FRONT END

Wrigley has significant expertise in shopper behavior at the front end of the store at the check out. This is one of the most profitable areas of any retail operation. Well-placed product at the front end can increase purchases per trip and bring new buyers to the confectionery category. In 2007, Wrigley implemented a new “over the belt” strategy for its retail customers. In testing, use of Wrigley’s plan for product display and distribution drove a 9 percent increase in total front-end sales and profits for participating grocery retailers without taking up more space.

49%

of the global “snacking universe” is confections.

The snacking universe includes confections, salty and sweet snacks, biscuits and snack bars.

Wm. Wrigley Jr. Company 2007 Annual Report 19

Wrigley’s strategy for communicating with consumers reflects the wisdom of our founder Wm. Wrigley Jr.: “Tell ‘em quick and tell ‘em often.”

Building powerful connections with consumers has helped Wrigley create brands that are well-known and loved worldwide. It also drives our successful selling strategy by creating value and demand, not by discounting.

Wrigley’s strategy for communicating with consumers reflects the wisdom of our founder Wm. Wrigley Jr.: “Tell ‘em quick and tell ‘em often.” The Company’s consistent investment in brand support reflects this commitment to keeping our brands top of mind with consumers and has successfully woven Wrigley brands into the fabric of everyday life around the world.

While the founding principle behind our consumer communication dates back four generations, Wrigley’s marketing organization and strategies reflect the fast-paced, technology-driven world our consumers live in today.

Wrigley champions new ideas and revolutionizes the way we speak with consumers about our brands. We understand the lives of our consumers and build brands of value that connect with them on an emotional and a practical level. We engage consumers with relevant experiences and make our brands compelling in their lives, whether it is wowing Premiere League fans in the United Kingdom or NASCAR fans in the United States.

The way consumers communicate and receive information is changing at an unprecedented pace. Traditional print and TV ads need to be used in combination with new media that reach our on-the-go, tech-savvy consumers. Whether it is integration into computer gaming, social networking or mobile marketing, Wrigley is at the forefront of new media and bringing our brands to life. In fact, candystand.com is one of the top three Web sites for consumer goods and had more than 113 million site visits in 2007.

We are also leveraging messages that resonate with our consumers and add value to our brands. In 2007, Orbit, Extra and Eclipse became the first and only sugarfree chewing gums available in the U.S. to earn the American Dental Association’s Seal of Acceptance. This seal validates more than 20 years of Wrigley’s research in dental benefits of our products and, even more importantly, clearly communicates these benefits to consumers. When asked, more than 92 percent of consumers said their purchase intent increased when they saw the ADA seal in Wrigley advertising.

All of these efforts result in Wrigley brands that make real connections with consumers and fuel velocity off store shelves. Creating demand, value and appealing brand personalities is at the heart of building the equity and relevance that will make Wrigley brands the choice of generations to come.

Delivering Aspirational Growth

OUR FIVE GREATEST STRENGTHS

#3 for building brands for generations

PER-CAPITA CONSUMPTION servings

UNITED STATES

CANDYSTAND.COM VISITORS IN 2007

180

GERMANY RUSSIA POLAND

103

94

CHINA

71

INDIA

22

6	global confectionery sales have reached approximately $137 billion

NASCAR is the #1 spectator sport in the U.S., with more than 75 million fans and 17 of the top 20 attended sporting events in the country.

Juan Pablo Montoya, NASCAR’s 2007 Raybesto’s Rookie of the Year, proudly drove the Big Red Dodge in key NASCAR NEXTEL Cup races.

Wm. Wrigley Jr. Company 2007 Annual Report 23

OUR FIVE GREATEST STRENGTHS

#4 creating portfolio diversity–strategically

Consumers drive every aspect of Wrigley’s business –

from product concept to package design to advertising and promotions to pricing. Consumer insights gathered from around the world also shape the local confectionery and brand portfolios that ensure Wrigley can win across our diverse marketplaces.

Wrigley’s strength in gum has been a consistent source of growth for more than 115 years and continues to be the principal driver of our business. Innovations, such as the 2007 introduction of “5” in the U.S., are keeping this segment fresh and dynamic.

WRIGLEY’S POSITION IN GUM AND MINTS IN THE U.S.

GLOBAL CONFECTIONERY

INDUSTRY BREAKOUT BY SEGMENT

50%

The confectionery category beyond gum presents significant opportunities to extend our reach with consumers and retailers. But, in these segments, consumer preferences and opportunities for profitable growth may vary more from country to country. Wrigley’s strategy for portfolio diversification reflects knowledge of these differences and our commitment to focus on the biggest opportunities the Company has to expand strategically, rather than just to expand.

Innovation and acquisition have created a portfolio that includes gum, mints, hard and chewy candies, gummies, pastilles, lollipops and chocolate – a combination that appeals to consumers of broad ages, cultures and geographies.

Wm. Wrigley Jr. Company 2007 Annual Report 25

Setting challenging goals and then stretching to make them happen is a huge part of the character of the Wrigley team.

When we said we wanted to hit $5 billion in sales, it was an ambitious target, and we knew that to achieve this aspiration it would take great discipline, creativity and a willingness to change the way we did quite a few things.

To address these challenges, we redefined ourselves in the confectionery industry. We brought decision-making closer to our consumers, improved our ability to innovate, increased the efficiency of our supply chain, and delivered winning ideas into the marketplace faster and more effectively.

We stepped up our competitive spirit to take on new segments of confections and to address the increased competitive interest in the gum category.

We fueled our performance by developing and investing in our associates through training and educational opportunities such as Wrigley’s Leadership Academy, Marketing College and Category Management University.

WRIGLEY ASSOCIATES PICTURED ON PAGE 26–

FRONT ROW L-R: Neela Paul, Alexander Woo, Nancy Montague BACK ROW L-R: Tony West, LaVonne Frencher, Jeff Wurtzel

And, we learned to play in new territory by broadening our expertise beyond gum – both organically and through strategic acquisitions.

The entire Wrigley team came together to tackle these challenges, to collaborate and to make our aspiration a reality. And, in the process, our team grew and our culture thrived. We learned from one another – embracing our diversity and recognizing the value of discussion, debate and, ultimately, alignment behind great ideas that are made richer by the process. The special character of the Wrigley Company has been nurtured and cultivated by the 16,400 associates that live it every day.

Setting challenging goals and then stretching to make them happen is a huge part of the character of the Wrigley team. The only thing more exciting than achieving our $5 billion aspiration is the promise of great things to come.

Delivering Aspirational Growth

OUR FIVE GREATEST STRENGTHS

#5 our wrigley team focus, simplicity & accountability –

These guiding principals remind all Wrigley associates to focus on priorities, eliminate complexity that can slow us down and deliver what we say we are going to do.

16,400 Wrigley associates worldwide

HELPED WRIGLEY ACHIEVE ITS $5B ASPIRATION

more than

4

GENERATIONS OF WRIGLEY PEOPLE HAVE BUILT

OUR BUSINESS

Wrigley Supply Chain Associates, Plymouth, England, UK

Wm. Wrigley Jr. Company 2007 Annual Report 29

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

Other Directorships: Weight Watchers International, Inc.

Howard B. Bernick

Director of the Company since 2001

Committees: Audit Committee and Compensation Committee Principal Occupation: President of the Bernick Holdings, Inc., since November 2006. President and Chief Executive Officer from 1994 to 2006, and a member of the Board of Directors from 1986 to 2006, of Alberto-Culver Company, a global manufacturer, marketer and distributor of beauty and hair products.

Thomas A. Knowlton

Director of the Company since 1996

Committees: Chairman of the Compensation Committee

Principal Occupation: Dean of the Faculty of Business at Ryerson University, Toronto, Canada, from 2000 until retirement in 2005. Executive Vice President of the Kellogg Company from 1992 until 1998. President of Kellogg North America from 1994 until 1998.

Other Directorships: Sun-Rype Products Ltd.

Delivering Aspirational Growth

William D. Perez

Director of the Company since 2006

Principal Occupation: President and Chief Executive Officer of the Company since October 2006. President and Chief Executive Officer of Nike, Inc. from 2004 until 2006. President and Chief Executive Officer of S.C. Johnson & Son, Inc. from 1997 to 2004.

Other Directorships: Johnson & Johnson

John Rau

Director of the Company since 2005

Committees: Compensation Committee and Corporate Governance Committee Principal Occupation: President and Chief Executive Officer since 2002, and Director since 2003, of Miami Corporation, a private holding company founded in 1917. Formerly, Mr. Rau was President and Chief Executive Officer of Chicago Title Corporation and Chicago Title and Trust Company from 1997 to 2000 and Dean, The School of Business, Indiana University, from 1993 to 1996.

Other Directorships: Nicor Inc. and First Industrial Realty Trust, Inc.

Melinda R. Rich

Director of the Company since 1999

Committees: Chairman of the Corporate Governance Committee

Principal Occupation: Vice Chairman since 2006, and Director and Managing Shareholder since 1998, of Rich Products Corporation, Buffalo, New York, a multinational, privately-held, family-owned manufacturer and distributor of food products. President of Rich Entertainment Group since 1994, Chairman of Rich Products Finance and Audit Committee. Other Directorships: M&T Bank Corporation, Buffalo, New York.

Steven B. Sample

Director of the Company since 1997

Committees: Compensation Committee and Corporate Governance Committee Principal Occupation: President of the University of Southern California since 1991.

Other Directorships: Intermec, Inc., AMCAP Fund Inc. and American Mutual Fund, Inc.

FRONT ROW L-R: William D. Perez, William Wrigley, Jr., Melinda R. Rich

MIDDLE ROW L-R: Howard B. Bernick, Alex Shumate, Richard K. Smucker, Steven B. Sample BACK ROW L-R: John Rau, Thomas A. Knowlton, John F. Bard

Alex Shumate

Director of the Company since 1998

Committees: Audit Committee and Corporate Governance Committee Principal Occupation: Partner of the law firm Squire, Sanders & Dempsey, L.L.P., resident in Columbus, Ohio, since 1988, and its Managing Partner since 1991. Other Directorships: Nationwide Financial Services, Inc. and Cincinnati Bell Inc.

Richard K. Smucker

Director of the Company since 1988

Committees: Chairman of the Audit Committee

Principal Occupation: Co-Chief Executive Officer since 2001, President since 1987, a Director since 1975, and Chief Financial Officer from 2003 through 2004, of The J.M. Smucker Company, a manufacturer of fruit spreads, juices and beverages, shortening and oils, and other food- related products.

Other Directorships: The Sherwin-Williams Company.

committees of the board of directors

Audit

Richard K. Smucker, Chairman John F. Bard Howard B. Bernick Alex Schumate

Compensation

Thomas A. Knowlton, Chairman Howard B. Bernick John Rau Steven B. Sample

Corporate Governance

Melinda R. Rich, Chairman John F. Bard John Rau Steven B. Sample Alex Shumate elected officers

William Wrigley, Jr.*

Executive Chairman and Chairman of the Board of Directors

William D. Perez*

President and Chief Executive Officer

Reuben Gamoran*

Senior Vice President and Chief Financial Officer

Mary Kay Haben*

Group Vice President and Managing Director–North America

Peter R. Hempstead*

Senior Vice President–Worldwide Strategy and New Business

Surinder Kumar*

Senior Vice President and Chief Innovation Officer

Howard Malovany*

Senior Vice President, Secretary and General Counsel

Dushan Petrovich*

Senior Vice President and Chief Administrative Officer

Igor Saveliev*

Group Vice President and Managing Director–East/South Europe

Martin Schlatter*

Vice President and Chief Marketing Officer

Michael F. Wong*

Group Vice President and Managing Director–Asia/Pacific

*Executive Leadership Team

John Adams

Vice President–

Worldwide Supply Chain

Maxim Grishakov

Vice President and Managing Director–Russia

Susan Henderson

Vice President–

Corporate Communications

Donagh Herlihy

Vice President–Supply Chain Strategy and Planning and Chief Information Officer

Carol Knight

Vice President–Scientific and Regulatory Affairs

Shaun Mara

Vice President and Controller

Patrick D. Mitchell

Vice President–

Worldwide Procurement and Chief Procurement Officer

Jon Orving

Vice President–Nordic

Alan J. Schneider

Vice President and Treasurer

Tawfi k Sharkasi

Vice President and Chief Science and Technology Officer

Samson Suen

Vice President and Managing Director–China

Wm. Wrigley Jr. Company 2007 Annual Report 31

Financial Summary

Management’s Discussion and Analysis	33

Quarterly Data	43

Selected Financial Data	44

Five-Year Total Stockholder Return	46

Management’s Report on Internal Control

Over Financial Reporting	47

Report of Independent Registered Public Accounting Firm	47

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	48

Consolidated Statement of Earnings	49

Consolidated Balance Sheet	50

Consolidated Statement of Cash Flows	52

Consolidated Statement of Stockholders’ Equity	53

Notes to Consolidated Financial Statements	54

Stockholder Information	78

Corporate Facilities and Principal Associated Companies	80

Wrigley Brands	inside back cover

32    Delivering Aspirational Growth

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

OVERVIEW

Corporate Overview and Strategic Focus

The Wm. Wrigley Jr. Company (the Company or Wrigley) is a recognized leader in the confectionery field and the world’s largest manufacturer and marketer of chewing gum. Wrigley is committed to achieving generational growth and prosperity for its stakeholders through executing a long-term strategic business plan based on six key objectives:

•	Boosting core gum business;
•	Developing organically and acquiring nongum confectionery businesses;
•	Expanding into attractive new geographies and distribution channels;
•	Driving innovation in products, processes and systems;
•	Delivering the highest quality products and solutions at the lowest cost;
•	Aggressively growing, developing and recruiting people around the world.

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

Summary of 2007 Results of Operations

The Company achieved 6% unit volume and 15% net sales growth in 2007 compared to 2006, succeeding in fulfilling its long-term aspiration to pass the $5,000,000 sales threshold by 2007. Diluted earnings per share increased 20% to $2.28 in 2007 compared to $1.90 in 2006. The increase was primarily due to profit growth across all segments and a $0.17 per share favorable impact from foreign exchange, partially offset by increased advertising. Diluted earnings also included an $0.08 per share favorable impact due to lower restructuring charges between periods and a $0.07 per share gain related to the sale of certain assets. Additionally, the Company’s effective tax rate increased to 32.2% in 2007 from 31.2% in 2006.

Volume growth in 2007 was driven by solid performance across most segments, particularly the Asia and EMEAI segments. EMEAI experienced double-digit growth in Russia, including A. Korkunov®, Germany and Poland, while double-digit growth in China continued to drive Asia. North America volume was down between years. Volume in Other Geographic Regions (the Pacific and Latin America regions) was up slightly, mainly due to double-digit growth in Australia.

The Company completed its previously announced restructuring plan of the North America production network in 2007 recording restructuring charges of $13,064 in 2007 compared to $45,074 in 2006. The program was expected to generate annual pretax earnings and cash flow savings of approximately $18,000 to $22,000. Savings in 2007 were in line with this expectation.

Average foreign currency translation favorably impacted operating results in 2007 compared to 2006. This benefit was primarily due to average translation rates of stronger EMEAI, Asia and Pacific region currencies, particularly the euro, Polish zloty, Chinese renminbi and Australian dollar, to the weaker U.S. dollar. The Company maintains a strong global presence and expects that future exchange rate fluctuations will continue to impact results of operations.

Wm. Wrigley Jr. Company 2007 Annual Report     33

Management’s Discussion and Analysis

Dollar and share amounts in thousands except per share figures

On January 31, 2007, Wrigley acquired an 80% interest in A. Korkunov, a premium chocolate company in Russia, with the remaining 20% to be acquired over the next couple of years.

RESULTS OF OPERATIONS

Net Sales

2007 vs. 2006

Consolidated net sales for 2007 were $5,389,100, an increase of $705,663 or 15% from 2006. Volume growth across most segments, including the A. Korkunov brand in EMEAI, increased net sales 6%, while favorable price/mix increased net sales 4%. Average translation of stronger foreign currencies to the weaker U.S. dollar increased net sales approximately 5%. New products accounted for approximately 20% of net sales in 2007.

North America net sales for 2007 were $1,756,254, essentially flat with an increase of $3,975 from 2006. A decline in volume in the U.S., due to trade inventory adjustments and the impact of higher pricing, decreased net sales 7%. This decline in volume was offset by favorable price/mix which increased net sales 7% driven in large part by broad pricing increases phased in across the product portfolio beginning late in the second quarter.

EMEAI net sales for 2007 were $2,625,914, an increase of $545,183 or 26% from 2006. Volume growth increased net sales 14%, primarily led by Russia where the A. Korkunov brand generated growth, Germany where the Extra® brand led growth and Poland where the Orbit® brand drove growth. Favorable price/mix increased net sales 3%. Average translation of stronger European currencies, primarily the euro and the Polish zloty, to the weaker U.S. dollar increased net sales approximately 9%.

Asia net sales for 2007 were $748,222, an increase of $125,369 or 20% from 2006. Volume growth increased net sales 15%, primarily led by China, where the Extra and Doublemint® brands led growth. Average translation of a stronger Chinese renminbi to the weaker U.S. dollar increased net sales approximately 5%.

Other Geographic Regions net sales for 2007 were $197,887, an increase of $29,520 or 18% from 2006. Volume growth increased net sales 6% primarily due to Australia where the Eclipse® brand led growth, and favorable price/mix increased net sales 1%. Average translation of a stronger Australian dollar to the weaker U.S. dollar increased net sales approximately 11%.

2006 vs. 2005

Consolidated net sales for 2006 were $4,683,437, an increase of $524,131 or 13% from 2005. Volume growth increased net sales 13%. Strong volume across all regions increased net sales 8% and the incremental volume of the acquired Life Savers®, Crème Savers®, Altoids® and Sugus® brands from the first six months of 2006 increased net sales 5%. Unfavorable geographic and product mix decreased net sales 1%. Average translation of stronger foreign currencies to the weaker U.S. dollar increased net sales approximately 1%. New products accounted for approximately 20% of net sales in 2006.

North America net sales for 2006 were $1,752,279, an increase of $217,259 or 14% from 2005. Volume growth increased net sales 15%. Volume growth was primarily driven by the incremental volume from Life Savers, Crème Savers and Altoids from the first six months of 2006, which contributed 12% to the increase in net sales, with the remaining 3% increase in net sales driven by volume growth in the core business. Unfavorable price/mix decreased net sales 1%.

EMEAI net sales for 2006 were $2,080,731, an increase of $175,465 or 9% from 2005. Volume growth increased net sales 7%, primarily led by Russia and Ukraine, where the Orbit brand led growth, as well as India and the Middle East. Favorable price/mix increased net sales 1%. Average translation of stronger European currencies, primarily the euro and the British pound, to the weaker U.S. dollar increased net sales approximately 1%.

Asia net sales for 2006 were $622,853, an increase of $116,682 or 23% from 2005. Volume growth increased net sales 21%, primarily led by China, where the Extra and Doublemint brands led growth. Unfavorable price/mix decreased net sales 1%. Average translation of a stronger Chinese renminbi to the weaker U.S. dollar increased net sales approximately 3%.

Other Geographic Regions net sales for 2006 were $168,367, an increase of $15,713 or 10% from 2005. Volume growth increased net sales 14%, primarily led by Australia and Mexico, where the Eclipse brand led growth. Unfavorable product mix decreased net sales 3%. Average translation of a weaker Australian dollar to the stronger U.S. dollar decreased net sales approximately 1%.

34    Delivering Aspirational Growth

Operating Income

The following table presents components of operating income as a percentage of net sales. Other included in merchandising and promotion includes brand research and royalty fees.

	2007	2006	2005
Gross profit	52.7%	51.8%	54.2%

Selling, general and administrative:
Advertising	(10.8%)	(10.2%)	(11.0%)
Merchandising and promotion/other	(5.3%)	(5.1%)	(5.7%)
Selling and other marketing	(10.4%)	(10.6%)	(10.3%)
General and administrative	(8.4%)	(8.4%)	(8.6%)

Total selling, general and administrative (SG&A)*	(34.8%)	(34.3%)	(35.6%)

Operating income*	17.9%	17.5%	18.7%

*May not total due to rounding

2007 vs. 2006

Consolidated operating income for 2007 increased $141,299 or 17% compared to 2006. Average translation of stronger foreign currencies to the weaker U.S. dollar increased operating income approximately 8%. Gross profit increased $413,534 or 17% from 2006 due to increased net sales. Average translation of stronger foreign currencies increased gross profit approximately 6%. Gross profit as a percent of sales (gross profit margin) increased by 0.9 percentage points primarily due to slowing restructuring activity, which increased gross margin 0.7 percentage points. Pricing favorably impacted gross margin 1.0 percentage point in 2007; however, unfavorable cost and mix partially offset the benefit. Cost increased due to higher commodity and ingredient costs and new product innovation costs partially offset by savings from the restructuring program. SG&A expense increased $272,235 or 17% from 2006 primarily due to increased advertising and merchandising and promotion (brand support), selling expenses and general administrative expenses including incremental expenses related to A. Korkunov. These increases resulted in brand support increasing as a percentage of sales, while selling and other marketing and general and administration was down slightly as a percent of sales. Average translation of foreign currencies to the U.S. dollar increased SG&A expense approximately 5%.

North America operating income for 2007 increased $11,103 or 3% compared to 2006. Gross profit increased $32,921 or 4% from 2006 primarily due to a slight increase in net sales and an improvement in gross profit margin. Gross profit margin increased by 1.8 percentage points compared to 2006 primarily due to lower restructuring activity. Pricing and savings from the restructuring program favorably impacted gross margin in 2007; however, higher commodity and ingredient costs and new product innovation costs partially offset this benefit. SG&A expense increased $21,818 or 5% primarily due to brand support and selling expense.

EMEAI operating income for 2007 increased $124,996 or 21% compared to 2006. Average translation of foreign currencies to the U.S. dollar increased operating income approximately 9%. Gross profit increased $305,509 or 24% from 2006 due to increased net sales partially offset by slightly lower gross profit margin. Average translation of foreign currencies to the U.S. dollar increased gross profit approximately 9%. Gross profit margin decreased 0.8 percentage points compared to 2006 primarily due to unfavorable mix partially offset by favorable price. SG&A expense increased $180,513 or 27% from 2006 primarily due to increased brand support and selling expense, mainly in the U.K. in response to the competitive environment, and incremental expenses related to A. Korkunov. Average translation of foreign currencies to the U.S. dollar increased SG&A expense approximately 9%.

Asia operating income for 2007 increased $23,489 or 15% compared to 2006. Average translation of a stronger Chinese renminbi to the U.S. dollar increased operating income approximately 5%. Gross profit increased $52,843 or 15% from 2006 due to increased net sales offset by lower gross profit margin. Gross profit margin decreased 2.3 percentage points primarily due to unfavorable mix. Average translation of stronger asian currencies increased gross profit approximately 5%. SG&A expense increased $29,354 or 16% primarily due to increased brand support and selling expense. The impact of average foreign exchange increased SG&A expense approximately 5%.

Other Geographic Regions operating income for 2007 increased $10,040 or 45% compared to 2006. Average translation of a stronger Australian dollar to the weaker U.S. dollar increased operating income approximately 24%. Gross profit increased $23,237 or 34% from 2006 due to increased net sales and higher gross profit margin. Average translation of a stronger Australian

Wm. Wrigley Jr. Company 2007 Annual Report    35

Management’s Discussion and Analysis

Dollar and share amounts in thousands except per share figures dollar to the weaker U.S. dollar increased gross profit approximately 15%. SG&A expense increased $13,197 or 28% primarily due to increased brand support in Australia. The impact of average foreign exchange increased SG&A expense approximately 11%.

All Other operating expense for 2007 increased $28,329 or 9% compared to 2006. The increase was primarily due to higher general and administrative expenses, including the development and realignment of global marketing and sales infrastructure and research and development expense.

2006 vs. 2005

Consolidated operating income for 2006 increased $45,137 or 6% compared to 2005. Average translation of stronger foreign currencies to the weaker U.S. dollar increased operating income approximately 2%. Gross profit increased $171,344 or 8% from 2005 due to increased net sales partially offset by lower gross profit margin. Average translation of stronger foreign currencies increased gross profit approximately 1%. Gross profit margin decreased 2.4 percentage points compared to 2005. The addition of the Life Savers, Crème Savers, Altoids and Sugus brands decreased gross profit margin 1.1 percentage points and stock option and restructuring expense decreased gross profit margin 0.2 percentage points. Stock option expenses in 2006 were purely incremental compared to 2005 due to the adoption of Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment” which required the expensing of stock options beginning January 1, 2006. The remaining decrease was mostly due to unfavorable product mix and slightly higher product costs as well as a higher percentage of sales from lower margin geographies. SG&A expense increased $126,207 or 9% from 2005 primarily due to stock option expense, increased selling expenses, brand support and research and development expense.

North America operating income for 2006 decreased $26,180 or 7% compared to 2005. Gross profit increased $30,489 or 4% from 2005 due to increased net sales partially offset by lower gross profit margin. Gross profit margin decreased 4.5 percentage points compared to 2005. Higher restructuring charges and stock option expense decreased gross profit margin 0.3 percentage points. The full year in 2006 of the Life Savers, Crème Savers, Altoids and Sugus brands decreased gross margin 2.6 percentage points and the remaining decrease was primarily due to unfavorable product mix and slightly higher product cost. SG&A expense increased $56,669 or 15% from 2005 primarily due to investment in the Life Savers, Crème Savers, Altoids and Sugus brands and stock option expense.

EMEAI operating income for 2006 increased $78,058 or 15% compared to 2005. Average translation of foreign currencies to the U.S. dollar increased operating income approximately 2%. Gross profit increased $99,654 or 9% from 2005 due to increased net sales partially offset by slightly lower gross profit margin. Average translation of foreign currencies to the U.S. dollar increased gross profit approximately 1%. Gross profit margin decreased 0.3 percentage points primarily due to unfavorable product/geographic mix partially offset by slightly higher selling prices. SG&A expense increased $21,596 or 3% from 2005 primarily due to increased selling expense to expand sales force capabilities and stock option expense partially offset by decreased brand support. Average translation of foreign currencies to the U.S. dollar increased SG&A expense approximately 1%.

Asia operating income for 2006 increased $31,196 or 24% compared to 2005. Average translation of a stronger Chinese renminbi to the U.S. dollar increased operating income approximately 3%. Gross profit increased $54,049 or 18% from 2005 primarily due to increased net sales partially offset by lower gross profit margin. Average translation of stronger asian currencies increased gross profit approximately 3%. Gross profit margin decreased 2.2 percentage points primarily due to unfavorable price/mix. SG&A expense increased $22,853 or 14% from 2005 primarily due to increased brand support, selling and administrative expense and stock option expense. The impact of average foreign exchange increased SG&A expense approximately 3%.

Other Geographic Regions operating income for 2006 increased $4,519 or 25% compared to 2005. Average translation of a weaker Australian dollar to the stronger U.S. dollar decreased operating income approximately 4%. Gross profit increased $5,509 or 9% from 2005 due to increased net sales partially offset by lower gross profit margin and the impact of exchange. Average translation of a weaker Australian dollar to the stronger U.S. dollar decreased gross profit approximately 2%. SG&A expense increased $990 or 2% from 2005 primarily due to increased selling expense and brand support. The impact of average foreign exchange decreased SG&A expense approximately 1%.

36    Delivering Aspirational Growth

All Other operating expense for 2006 increased $42,456 or 16% compared to 2005. The increase was primarily due to stock option expense, an increase in research and development expense and separation agreements related to two former executives partially offset by a nonrecurring 2005 cost associated with a shareholder approved increase in authorized shares.

Interest Expense

Interest expense was $66,004 in 2007, an increase of $4,184 from 2006. The increase was primarily due to an increase in average outstanding short-term debt related to the acquisition of A. Korkunov and an increase in average short-term interest rates.

Interest expense was $61,820 in 2006, an increase of $30,172 from 2005. The increase was primarily due to the Company’s issuance of long-term debt and commercial paper in mid-2005 to fund the acquisition of the Life Savers, Crème Savers, Altoids and Sugus brands.

Investment Income

Investment income was $10,610 in 2007, an increase of $2,581 from 2006. The increase was primarily due to higher cash balances and investment yields.

Investment income was $8,029 in 2006, a decrease of $7,684 from 2005. The decrease was primarily due to lower cash balances.

Other Income (Expense), Net

Other income, net was $24,785 in 2007, compared to $1,365 in 2006. The increase was primarily due to nonrecurring gains on the sale of certain corporate assets and the New Jersey factory (closed as a result of the restructuring program), partially offset by minority interest in earnings related to A. Korkunov.

Other income, net was $1,365 in 2006, compared to other expense, net of $5,741 in 2005. The change was primarily due to a gain recognized on the sale of property in EMEAI and other nonrecurring items.

Income Taxes

Income taxes were $300,158 in 2007, up $60,488 or 25% from 2006. The increase was primarily due to the increase in pretax earnings of $163,116 or 21% and an increase in the consolidated effective tax rate to 32.2% in 2007 from 31.2% in 2006. The increase in the effective tax rate was due to higher U.S. taxes on foreign-sourced income.

Income taxes were $239,670 in 2006, an increase of $2,262 or 1% from 2005. The increase was primarily due to the increase in pretax earnings of $14,387 or 2% partially offset by a decrease in the effective tax rate to 31.2% in 2006 from 31.5% in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow and Current Ratio

Net cash provided by operating activities was $1,003,980 in 2007 compared to $721,425 in 2006 and $740,304 in 2005. The increase in 2007 was primarily due to increased earnings and decreased working capital investment. The decrease in 2006 compared to 2005 was primarily due to increased levels of working capital mainly related to increased inventory levels to meet customer demand and timing of settlement of payables and accruals, partially offset by increased net earnings. The Company had a current ratio (current assets divided by current liabilities) in excess of 1.4 to 1 at December 31, 2007 and December 31, 2006.

Additions to Property, Plant and Equipment

Capital expenditures in 2007 were $251,429, a decrease of $76,329 from 2006. The decrease was primarily due to the timing of manufacturing capacity expansion and a nonrecurring purchase of real estate in 2006. Capital expenditures in 2006 were $327,758, an increase of $45,989 from 2005. The increase was primarily due to the acquisition of certain properties and higher spending on worldwide capacity. The Company expects additions to property, plant and equipment in 2008 will be higher than 2007 and plans to fund them from the Company’s cash flow from operations.

Share Repurchases and Dividends

On May 19, 2006 and February 1, 2008, the Company’s Board of Directors authorized additional stock repurchases of up to $500,000 and $800,000, respectively. During 2007, the Company repurchased 4,684 shares totaling $250,116, including 4,673 shares totaling $249,532 under the Board of Directors authorized $500,000 Share Repurchase Program and 11 shares totaling $584 under the stockholder approved Management Incentive Plan (MIP). Board authorization for $1,053,660 remains available for repurchase under the Share Repurchase Programs.

Wm. Wrigley Jr. Company 2007 Annual Report    37

Management’s Discussion and Analysis

Dollar and share amounts in thousands except per share figures

During 2006, the Company repurchased 2,141 shares totaling $126,112, including 2,132 shares totaling $125,570 under the Board of Directors authorized Share Repurchase Program and 9 shares totaling $542 under the shareholder approved MIP.

On April 4, 2006, the Company’s stockholders authorized a onetime stock dividend of one share of Class B Common Stock for each four shares of Common Stock issued and one share of Class B Common Stock for each four shares of Class B Common Stock issued. In connection with the distribution of Class B Common Stock to holders of both Common Stock and Class B Common Stock, cash payments were made in lieu of issuing any fractional shares of Class B Common Stock. All share information included herein has been adjusted to reflect the stock dividend. The Company distributed the one-time stock dividend on May 1, 2006.

Dividends paid per common share increased 14% to $1.13 in 2007. Total dividend payments were $309,838, $276,021 and $241,669 in 2007, 2006 and 2005, respectively. Dividends paid per common share increased 15% to $0.99 in 2006.

Borrowing Arrangements and External Capital Resources

At December 31, 2007, the Company had no commercial paper outstanding under its commercial paper program established pursuant to the April 29, 2005 Issuing and Paying Agency Agreement with JPMorgan Chase Bank.

Pursuant to the shelf registration prospectus (Form S-3) filed with the SEC by the Company on March 1, 2005, the Company may issue, from time to time, debt securities, preferred stock, common stock, warrants, stock purchase contracts or stock purchase units with a maximum aggregate initial offering price of all securities sold by the Company under the prospectus of $2,000,000. With the issuance on July 14, 2005 of $500,000 of five-year notes maturing on July 15, 2010, bearing a coupon interest rate of 4.30% and of $500,000 of ten-year notes maturing on July 15, 2015, bearing a coupon interest rate of 4.65%, the Company has $1,000,000 available under the shelf registration prospectus. Interest on the senior unsecured notes is payable semi-annually on January 15th and July 15th.

On July 14, 2005, the Company entered into an agreement for a $600,000, five-year unsecured credit facility maturing in July 2010 to support the commercial paper borrowings; however, the Company may also draw on the facility for general purposes.

Under certain conditions, the Company may request an increase in aggregate commitment under this credit facility, not to exceed a total of $1,000,000. This credit facility requires maintenance of certain financial covenants, with which, at December 31, 2007, the Company was compliant. The Company had no borrowings outstanding under the credit facility at December 31, 2007.

On May 11, 2007, the Company entered into an agreement for a €100,000 (euro) term loan which matured on December 31, 2007. The loan had an average interest rate of 4.3% and was paid in full as scheduled at December 31, 2007.

Contractual Obligations

The Company enters into arrangements that obligate it to make future payments under contracts such as debt, leases and contractual purchase obligations. The Company enters into these arrangements in the normal course of business in order to ensure adequate levels of cash funding, raw materials, office and warehousing space and machinery, equipment or services for significant capital projects. Debt obligations, which include senior notes, are recognized as liabilities in the Company’s Consolidated Balance Sheet at December 31, 2007. Operating lease obligations and contractual purchase obligations, which primarily relate to anticipated raw material requirements for 2008, are not recognized as liabilities in the Company’s Consolidated Balance Sheet.

A summary of the Company’s contractual obligations at December 31, 2007 is as follows:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	Thereafter
Debt	$1,000,000	—	500,000	—	500,000
Interest on senior notes	250,500	44,750	89,500	46,500	69,750
Operating leases	172,125	41,001	59,413	37,109	34,602
Purchase obligations	1,539,351	1,084,191	336,318	80,121	38,721

Total	$2,961,976	1,169,942	985,231	163,730	643,073

Additionally, the Company has no contractual obligations with related parties which may materially affect its results of operations, cash flows or financial condition.

38    Delivering Aspirational Growth

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements. The application of certain policies requires significant judgments or an estimation process that can affect the results of operations, financial position and cash flows of the Company, as well as the related footnote disclosures. The Company bases its estimates on historical experience and other assumptions, as discussed below, that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company’s results of operations for the period in which the actual amounts become known. The following are the accounting policies and estimates with the greatest potential to have a significant impact on the Company’s operating results, financial position, cash flows and footnote disclosures.

Marketing and Promotional Programs – The Company’s significant marketing and promotional programs include introductory allowances, promotional and performance allowances, slotting fees and coupon redemption costs and are recorded as reductions of revenue. The Company enters into promotional arrangements, primarily with its retail customers, many of which require periodic payments based on customers’ estimated annual purchases. The Company estimates these future purchases on a routine basis in order to properly account for these payments. In addition, the Company routinely commits to one-time promotional programs with customers that require the Company to estimate the ultimate cost of each promotional program and accrue that cost until paid. The Company tracks its commitments for promotional programs and, using historical experience, estimates and records an accrual at the end of each period for the earned but unpaid costs. While actual amounts paid may differ from these estimates, management believes that its estimates of promotional accruals fairly represent future requirements.

Allowance for Doubtful Accounts – In the normal course of business, the Company extends credit to customers satisfying predefined credit criteria. An allowance for doubtful accounts, which is reported within accounts receivable, is determined through an analysis of the aging of receivables at the date of the financial statements, assessments of collectibility based on historical trends, assessment of customer credit worthiness and an evaluation of current and projected economic conditions. Actual collections of accounts receivable could differ from management’s estimates due to changes in future economic or industry conditions or specific customer’s financial condition.

Valuation of Long-Lived Assets – Long-lived assets, primarily property, plant and equipment, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying value of the asset reflected in the Company’s Consolidated Balance Sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions.

Pension and Other Post-Retirement Plan Benefits – The Company sponsors pension and other post-retirement plans in various forms covering substantially all employees in the U.S. as well as employees in certain other countries who meet eligibility requirements. Independent actuaries perform the required calculations to determine pension and other post-retirement plan cost. Several statistical and other factors which attempt to anticipate future events are used in calculating the costs and liabilities related to the plans. These factors include assumptions about the discount rates, expected returns on plan assets, rates of future employee compensation increases and trends in health care costs. In addition, the Company also uses actuarial assumptions such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may impact the amount of pension and post-retirement liabilities and costs recorded by the Company.

In 2008, the Company will maintain its average long-term rate of return assumptions for the assets in its U.S. and non-U.S. plans. The Company will also maintain its estimate for compensation increases for the non-U.S. plans and raise its estimate for the U.S. plans 0.25 percentage points to track recent trends. Additionally, the discount rate to determine pension cost for the U.S. and non-U.S. plans will increase approximately 0.50 percentage points in 2008 due to the higher rates in the credit market. The Company expects 2008 pension cost to slightly increase compared to 2007.

Income Taxes – Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax

Wm. Wrigley Jr. Company 2007 Annual Report    39

Management’s Discussion and Analysis

Dollar and share amounts in thousands except per share figures reporting using tax rates in effect for the years in which the differences are expected to reverse. U.S. federal income taxes are provided for that portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable, but not on the portion that is considered to be permanently invested in foreign subsidiaries. The Company, along with third-party advisers, periodically reviews assumptions and estimates of the Company’s probable tax obligations using historical experience in tax jurisdictions and informed judgments.

Goodwill and Other Intangible Assets – The Company reviews goodwill annually to test for impairment. The impairment test is a two step process. The first step compares the fair value of each reporting unit to its carrying value. The Company’s reporting units are consistent with the reportable segments identified in Note 16 to the consolidated financial statements. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and requires no further testing. If the carrying value of the net assets assigned to that reporting unit exceeds the fair value of the reporting unit, the Company must perform the second step of the impairment test to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss is recorded to write down the goodwill to fair value. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include projected revenue growth rates, operating margins, capital expenditures and related depreciation to calculate estimated cash flows. In addition, certain judgments and assumptions are made in allocating shared assets and liabilities to determine the carrying values of reporting units. The Company’s goodwill impairment testing, which was performed during the fourth quarter of 2007, did not result in an impairment charge in 2007.

Other intangible assets consist primarily of brands, patents and licenses, trademarks and customer relationships. Except for indefinite lived brands, these assets are amortized on a straight-line basis over their estimated useful lives of 3 to 17 years. Brands determined to have indefinite lives are not amortized, but rather are tested annually for impairment or whenever events indicate there may be a potential risk of impairment. The Company measures impairment by comparing the discounted expected cash flows attributable to the brand to its carrying value. Similar to goodwill, the use of projected discounted cash flows involves certain judgments and assumptions. The Company’s other intangible asset impairment testing did not result in an impairment charge in 2007.

Restructuring – The Company accounts for its restructuring plans, which primarily include severance and employee related benefit costs and costs to consolidate or close facilities, as those obligations are incurred and evaluates asset useful lives and records accelerated depreciation in connection with such plans. The Company estimates the expense for these plans, which are approved by senior management, by accumulating detailed estimates for each element of the restructuring. This includes the estimated costs of employee severance and related benefits, accelerated depreciation and estimated salvage values of property, plant and equipment, other contractual obligations and any other qualifying exit costs related to the plan. These estimated costs are grouped by specific projects within the overall plan and are then monitored regularly by corporate finance personnel, as well as by finance personnel at each affected location. Such costs represent management’s best estimate, but require assumptions about the restructuring that may change over time. Estimates are evaluated periodically to determine if a change is required. The Company’s estimate of current restructuring activities is described in Note 11 to the consolidated financial statements.

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

Foreign Exchange Risk – The Company’s primary area of market risk is in foreign currency exchange. The Company is exposed to fluctuations in foreign currency primarily in the translation of foreign

40    Delivering Aspirational Growth

currency earnings to U.S. dollars, cash flows related to inventory purchases and sales and the value of foreign currency investments in subsidiaries. The Company’s primary exchange rate exposure is with the euro and Canadian dollar against the U.S. dollar and the Polish zloty, Russian ruble, British pound and Chinese renminbi against the euro. The Company enters into foreign currency exchange contracts to facilitate managing foreign currency risk related to inventory purchases and sales and net investments in foreign subsidiaries. All contracts have been designated as hedges of anticipated foreign currency transactions, transactional exposures or the value of foreign currency investments in subsidiaries.

The total notional amount of forward contracts outstanding at December 31, 2007 was $1,043,024. The following table details the most significant forward positions held at December 31, 2007. All contracts are valued in U.S. dollars using December 31, 2007 exchange rates and expire on or before December 31, 2008. Average contractual exchange rates are based on the currency received.

Contract Description	Contract Amount	Average Contractual Exchange Rate
Receive CAD/Sell USD	$172,078	1.065
Receive EUR/Sell RUB	152,411	0.028
Receive USD/Sell EUR	125,591	1.445
Receive USD/Sell CAD	121,113	0.979
Receive PLN/Sell EUR	118,166	3.730
Receive EUR/Sell USD	65,284	0.723
Receive EUR/Sell CNY	50,296	0.097
Receive EUR/Sell GBP	35,938	1.452
Receive GBP/Sell EUR	28,906	0.727
Receive USD/Sell AUD	23,445	0.837

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

Interest Rate Risk – Exposure to interest rate risk on the Company’s long-term debt is mitigated because it carries a fixed coupon rate of interest. Market risk, as measured by the change in fair value resulting from a hypothetical 10% change in interest rates, is not material. Based on average short-term debt outstanding during 2007, a hypothetical 100 basis point increase in short-term interest rates would increase interest expense approximately $2,300. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company’s financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at December 31, 2007, the market value of the Company’s debt, in aggregate, would increase by approximately $50,000.

Forward-Looking Statements

This report and any documents incorporated by reference may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements and financial disclosure that are not historical facts are forward-looking statements within the meaning of such regulations, as well as the Private Securities Litigation Reform Act of 1995. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to the Company, based on current beliefs of management, as well as assumptions made by, and information currently available to, the Company.

Forward-looking statements may be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Although the Company believes these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to vary. Significant factors that may cause actual results to differ materially from the forward-looking statements are included in the section entitled “Risk Factors” (refer to Part II, Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007) and those listed from time to time in the Company’s filings with the Securities and Exchange Commission and the risk factors or uncertainties listed herein or listed in any document incorporated by reference herein.

Wm. Wrigley Jr. Company 2007 Annual Report    41

Management’s Discussion and Analysis

Dollar and share amounts in thousands except per share figures

The factors identified are believed to be significant factors, but not necessarily all of the significant factors, that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material effects on the Company. All forward-looking statements included in this report and in the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statements. Except as required by law, the Company undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors

The Company’s operations and financial results are subject to a number of risks and uncertainties that could adversely affect the Company’s operations, performance, development or business. Significant factors that may cause actual results to differ materially include, without limitation:

•

Availability or retention of retail space. In those countries where the Company maintains leadership in the gum segment, the Company’s ability to retain preferred retail space allocation will impact results. If the Company is not able to retain this allocation, the Company’s results could be negatively impacted.

•

Availability of raw materials. The Company uses many raw materials to manufacture chewing gum and other confectionery products including sugar, corn syrup, flavoring oils, polyols and high intensity sweeteners. While these products are generally readily available on the open market, if the Company is unable to maintain the availability, pricing and sourcing of these raw materials, the Company’s results could be negatively impacted.

•

Changes in demographics and consumer preferences. The Company operates in an increasingly competitive industry. As such, the Company’s continued success is dependent upon its ability to continue to create and market products which appeal to diverse consumers. Failure to adequately anticipate and react to changing demographics and product preferences, the failure of new or existing products to be favorably received or the Company’s inability to otherwise adapt to changing customer and consumer needs could result in increased capital, marketing or other expenditures or may result in a decrease in category share growth, any of which could have a material adverse effect on the Company’s operating results.

•

Changes in foreign currency and marketplace conditions. Manufacturing and sales of a significant portion of the Company’s products are outside the United States. The majority of countries in which the Company operates tend to be politically, socially and economically stable. To the extent there is political or social unrest, civil war, terrorism or significant economic instability, the results of the Company’s business in such countries could be negatively impacted. In addition, given the global nature of our business, we earn revenue, pay expenses, incur liabilities and hold assets in a variety of foreign currencies which we translate into U.S. dollars for financial reporting purposes at the then-applicable exchange rate. Consequently, volatility in foreign currencies could have a material adverse effect on the Company’s results of operations.

•

Increased competition, discounting and other competitive actions. The Company competes worldwide with other well-established manufacturers of confectionery products, including chewing gum. The Company’s results may be negatively impacted by ineffective advertising, or by failure to sufficiently counter aggressive competitive actions. In addition, discounting and other competitive actions may also make it more difficult for the Company to maintain its operating margins.

•

Underutilization of or inadequate manufacturing capacity. Unanticipated movements in consumer demands could result in inadequate manufacturing capacity or underutilization of the Company’s manufacturing capacity, which could negatively impact manufacturing efficiencies and costs.

•

Government regulations. Government regulations with respect to import duties, tariffs, taxes and environmental controls, both in and outside the United States, could negatively impact the Company’s costs and ability to compete in domestic or foreign marketplaces.

•	Labor Stoppages. To the extent the Company experiences any material labor stoppages, such disputes or strikes could negatively affect shipments from suppliers or shipments of finished product.

•

Outcome of integrating acquired businesses. The Company’s inability to successfully integrate any acquired businesses or assets could cause actual results to differ from anticipated results or expectations of the business.

42    Delivering Aspirational Growth

Quarterly Data

In thousands of dollars except per share amounts

Results of Operations

	Net Sales	Gross Profit	Net Earnings	Net Earnings Per Share (Diluted)

2007
First quarter	$1,254,046	648,491	142,701	0.52
Second quarter	1,377,780	734,500	169,813	0.61
Third quarter	1,333,052	712,484	164,472	0.59
Fourth quarter	1,424,222	745,307	155,019	0.56

Total	$5,389,100	2,840,782	632,005	2.28

	Net Sales	Gross Profit	Net Earnings	Net Earnings Per Share (Diluted)

2006
First quarter	$1,074,888	557,967	111,885	0.40
Second quarter	1,206,053	628,041	140,638	0.51
Third quarter	1,178,667	625,163	148,029	0.53
Fourth quarter	1,223,829	616,077	128,825	0.46

Total	$4,683,437	2,427,248	529,377	1.90

Note: The 2007 quarterly results of operations include the impact of the acquisition of A. Korkunov on January 31, 2007, the sale of the L.A. Dreyfus factory in Edison, New Jersey in the fourth quarter and the sale of certain corporate assets in the second quarter. The 2007 and 2006 quarterly results of operations include charges related to the restructuring program.

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

	2007 High	2007 Low	2006 High	2006 Low

First quarter	$52.47	48.89	54.54	49.69
Second quarter	59.12	50.84	51.19	44.52
Third quarter	64.51	55.09	47.78	43.16
Fourth quarter	68.44	58.55	53.23	45.35

Dividends

The following table indicates the quarterly breakdown of aggregate dividends declared per share of Common Stock and Class B Common Stock for the two most recent years. Dividends declared in a quarter are paid in the following quarter.

	2007	2006

First quarter	$.29	.256
Second quarter	.29	.256
Third quarter	.29	.256
Fourth quarter	.29	.256

Total	$1.16	1.024

Wm. Wrigley Jr. Company 2007 Annual Report    43

Selected Financial Data

In thousands of dollars and shares, except per share amounts, stockholders of record and employees

Operating Data
	2007	2006	2005	2004

Net sales	$5,389,100	4,683,437	4,159,306	3,648,592
Gross profit (1)	2,840,782	2,427,248	2,255,904	2,033,375
Income taxes	300,158	239,670	237,408	227,542
Net earnings (2)	632,005	529,377	517,252	492,954
Per share of Common Stock (diluted)	2.28	1.90	1.83	1.75
Dividends paid	309,838	276,021	241,669	207,803
Per share of Common Stock	1.126	.992	.860	.740
As a percent of net earnings	49%	52%	47%	42%
Dividends declared per share of Common Stock	1.16	1.024	.896	.752
Average shares outstanding	275,357	277,556	280,964	280,796

Other Financial Data
	2007	2006	2005	2004

Net property, plant and equipment	$1,560,064	1,422,516	1,282,412	1,142,620
Total assets	5,231,512	4,661,598	4,394,353	3,166,703
Working capital (3)	448,658	454,098	325,283	787,940
Debt (4)	1,000,000	1,065,000	1,100,000	90,000
Stockholders’ equity	2,817,480	2,388,092	2,214,422	2,178,684
Return on average equity	24.3%	23.0%	23.5%	24.7%
Stockholders of record at close of year	41,020	40,986	41,105	41,376
Employees at close of year	16,400	15,800	14,800	14,800
Market price of stock
High	68.44	54.54	58.20	55.78
Low	48.89	43.16	50.81	44.18

(1)	2007, 2006 and 2005 include restructuring charges related to the North American production network of $13,064, $45,074 and $40,223, respectively.

(2)	2007 includes restructuring charges, net of tax, related to the North American production network of $8,857 or $0.03 per share; and gains, net of tax, from asset sales of $19,327 or $0.07 per share; 2006 includes restructuring charges, net of tax, related to the North American production network of $31,011 or $0.11 per share and the first year of stock option expense, net of tax, of $23,825 or $0.09 per share recognized pursuant to SFAS No. 123(R); 2005 includes restructuring charges, net of tax, related to the North American production network of $27,553 or $0.10 per share; 1998 includes factory closure gain, net of tax, of $6,763 or $0.02 per share: and 1997 includes factory closure costs, net of tax, of $2,145 or $0.01 per share.

44    Delivering Aspirational Growth

2003	2002	2001	2000	1999	1998	1997

3,069,088	2,746,318	2,401,419	2,126,114	2,045,227	1,990,286	1,923,963
1,746,672	1,559,633	1,371,290	1,193,312	1,121,596	1,095,298	1,031,212
205,647	181,896	164,380	150,370	136,247	136,378	122,614
445,894	401,525	362,986	328,942	308,183	304,501	271,626
1.58	1.42	1.29	1.16	1.06	1.05	.94
194,633	181,232	167,922	159,138	153,812	150,835	135,680
.692	.644	.596	.561	.531	.520	.585
44%	45%	46%	48%	50%	50%	50%

.704	.656	.608	.561	.592	.524	.468
281,203	281,431	281,686	283,796	289,653	289,910	289,910

2003	2002	2001	2000	1999	1998	1997

956,180	836,110	684,379	607,034	599,140	520,090	430,474
2,527,371	2,108,296	1,777,793	1,574,740	1,547,745	1,520,855	1,343,126
825,797	620,205	581,519	540,505	551,921	624,546	571,857
–	–	–	–	–	–	–
1,820,821	1,522,576	1,276,197	1,132,897	1,138,775	1,157,032	985,379
26.7%	28.7%	30.1%	29.0%	26.8%	28.4%	28.9%
40,954	40,534	38,701	37,781	38,626	38,052	36,587
12,000	11,250	10,800	9,800	9,300	9,200	8,200

47.12	47.12	42.64	38.65	40.25	41.73	32.82
40.84	35.37	34.35	23.95	26.60	28.38	21.82

(3)	Working Capital equals current assets less current liabilities.

(4)	2005 includes issuance of long-term debt and commercial paper used to fund the acquisition of certain confectionery assets from Kraft Foods Global, Inc.; 2004 includes line of credit used to fund the acquisition of certain confectionery businesses of the Joyco Group.

Note: The Company acquired an 80% interest in A. Korkunov, on January 31, 2007, certain confectionery assets from Kraft Foods Global, Inc. on June 26, 2005 and certain confectionery business of the Joyco Group on April 1, 2004.

Wm. Wrigley Jr. Company 2007 Annual Report    45

Five-Year Total Stockholder Return

The following graph and table indicate the Company’s total stockholder return for the five-year period ended December 31, 2007, as compared to the total return for the S&P 500 Composite Index and a custom peer benchmark index, S&P Packaged Foods & Meats Group, assuming a common starting point of 100.

Please note that the graph and table are five-year historical representations and, as such, are not indicative of future performance relative to the indices.

Total Stockholder Returns (TSR)

	2002	2003	2004	2005	2006	2007

Wrigley	100	104	130	127	126	146
S&P 500	100	129	143	150	173	183
S&P Packaged Foods & Meats	100	108	129	119	138	141

*	Full-year 2007 TSRs were 5.5% for the S&P 500, 2.2% for the S&P Packaged Foods & Meats Index and 15.4% for Wrigley stock.

46    Delivering Aspirational Growth

Management’s Report on Internal Control

Over Financial Reporting

Management of the Wm. Wrigley Jr. Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, we used the criteria set forth in the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control –Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Company’s internal control over financial reporting as of December 31, 2007, as stated in their report which appears on page 48.

WM. WRIGLEY JR. COMPANY

Chicago, Illinois

February 11, 2008

Report of Independent Registered Public

Accounting Firm

To the Stockholders and Board of Directors

of the Wm. Wrigley Jr. Company:

We have audited the accompanying consolidated balance sheets of the Wm. Wrigley Jr. Company (the Company) as of December 31, 2007 and 2006 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 3 to the financial statements, the Company adopted the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment in fiscal year 2006 and the Financial Accounting Standards Board’s Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 in fiscal year 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois

February 11, 2008

Wm. Wrigley Jr. Company 2007 Annual Report    47

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors

of the Wm. Wrigley Jr. Company:

We have audited Wm. Wrigley Jr. Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2007 and 2006 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 11, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois

February 11, 2008

48    Delivering Aspirational Growth

Consolidated Statement of Earnings

In thousands of dollars except per share amounts

	2007	2006	2005
Net sales	$5,389,100	4,683,437	4,159,306
Cost of sales	2,535,254	2,211,115	1,863,179
Restructuring charges	13,064	45,074	40,223

Gross profit	2,840,782	2,427,248	2,255,904
Selling, general and administrative expense	1,878,010	1,605,775	1,479,568

Operating income	962,772	821,473	776,336
Interest expense	(66,004)	(61,820)	(31,648)
Investment income	10,610	8,029	15,713
Other income (expense), net	24,785	1,365	(5,741)

Earnings before income taxes	932,163	769,047	754,660
Income taxes	300,158	239,670	237,408

Net earnings	$632,005	529,377	517,252

Per Share Amounts
Net earnings per share of Common Stock:
Basic	$2.30	1.91	1.84
Diluted	$2.28	1.90	1.83
Dividends paid per share of Common Stock	$1.126	.992	.860

See accompanying Notes to Consolidated Financial Statements.

Wm. Wrigley Jr. Company 2007 Annual Report    49

Consolidated Balance Sheet

In thousands of dollars and shares

	December 31, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$278,843	253,666
Short-term investments, at amortized cost	635	1,100
Accounts receivable (less allowance for doubtful accounts:
2007 – $5,791; 2006 – $ 6,431)	469,221	463,231
Inventories:
Finished goods	280,712	241,897
Raw materials, work in process and supplies	339,370	351,088

Total inventories	620,082	592,985
Other current assets	180,997	170,245

Total current assets	1,549,778	1,481,227
Deferred charges and other assets	214,457	194,382
Goodwill	1,422,957	1,147,603
Other intangible assets	484,256	415,870
Property, plant and equipment, at cost:
Land	81,231	78,625
Buildings and building equipment	734,623	717,374
Machinery and equipment	2,055,063	1,886,018

Total property, plant and equipment	2,870,917	2,682,017
Less accumulated depreciation	1,310,853	1,259,501

Net property, plant and equipment	1,560,064	1,422,516

TOTAL ASSETS	$5,231,512	4,661,598

50    Delivering Aspirational Growth

	December 31, 2007	December 31, 2006
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$–	65,000
Accounts payable	371,349	327,671
Accrued expenses	500,552	413,942
Dividends payable	79,965	71,106
Income and other taxes payable	149,254	149,410

Total current liabilities	1,101,120	1,027,129
Other noncurrent liabilities	312,912	246,377
Long-term debt	1,000,000	1,000,000

Total liabilities	2,414,032	2,273,506
Stockholders’ equity:
Preferred Stock – no par value
Authorized: 20,000 shares
Issued: None
Common Stock–no par value
Common Stock
Authorized: 1,000,000 shares
Issued: 2007 – 231,579 shares; 2006 – 228,945 shares	14,084	14,018
Class B Common Stock – convertible
Authorized: 300,000 shares
Issued: 2007 – 58,972 shares; 2006 – 61,606 shares	1,412	1,478
Additional paid-in capital	140,357	93,602
Retained earnings	3,264,484	2,949,705
Common Stock and Class B Common Stock in treasury, at cost
2007 – 15,176 shares; 2006 – 13,644 shares	(712,841)	(606,045)
Accumulated other comprehensive income (loss)	109,984	(64,666)

Total stockholders’ equity	2,817,480	2,388,092

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,231,512	4,661,598

See accompanying Notes to Consolidated Financial Statements.

Wm. Wrigley Jr. Company 2007 Annual Report    51

Consolidated Statement of Cash Flows

In thousands of dollars

	2007	2006	2005
Operating Activities
Net earnings	$632,005	529,377	517,252
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	217,778	200,113	175,285
Net (gain) loss on retirements of property, plant and equipment	(11,441)	6,182	11,714
Noncash share-based compensation	52,189	49,269	26,685
Deferred income taxes	51,338	(74,062)	6,344
(Increase) decrease in:
Accounts receivable	32,431	(22,984)	(80,686)
Inventories	5,407	(75,579)	(67,676)
Other current assets	7,558	(31,757)	(30,791)
Deferred charges and other assets	(37,444)	111,656	10,514
Increase (decrease) in:
Accounts payable	9,834	1,684	106,044
Accrued expenses	30,765	(26,869)	85,584
Income and other taxes payable	(9,373)	77,479	3,363
Other noncurrent liabilities	22,933	(23,084)	(23,328)

Net cash provided by operating activities	1,003,980	721,425	740,304
Investing Activities
Additions to property, plant and equipment	(251,429)	(327,758)	(281,769)
Proceeds from retirements of property, plant and equipment	37,253	13,990	10,127
Acquisitions, net of cash acquired	(293,590)	–	(1,437,428)
Purchases of short-term investments and other	(851)	–	(7,484)
Maturities and sales of short-term investments	1,100	–	29,148

Net cash used in investing activities	(507,517)	(313,768)	(1,687,406)
Financing Activities
Dividends paid	(309,838)	(276,021)	(241,669)
Common Stock purchased	(244,116)	(143,454)	(214,656)
Common Stock issued	128,924	26,381	66,102
Issuances (redemptions) of commercial paper, net	(65,000)	(35,000)	100,000
Excess tax benefits related to share-based payments	12,110	1,011	–
Debt issuance costs	–	–	(16,375)
Repayments under the line of credit	–	–	(90,000)
Borrowings of long-term debt	–	–	1,000,000

Net cash provided by (used in) financing activities	(477,920)	(427,083)	603,402
Effect of exchange rate changes on cash and cash equivalents	6,634	15,388	(27,149)

Net increase (decrease) in cash and cash equivalents	25,177	(4,038)	(370,849)
Cash and cash equivalents at beginning of year	253,666	257,704	628,553

Cash and cash equivalents at end of year	$278,843	253,666	257,704

Supplemental Cash Flow Information
Income taxes paid	$236,767	219,873	249,824
Interest paid	$61,184	57,621	8,752
Interest and dividends received	$10,610	8,031	15,711

See accompanying Notes to Consolidated Financial Statements.

52    Delivering Aspirational Growth

Consolidated Statement of Stockholders’ Equity

In thousands of dollars and shares

	Common Shares Outstanding	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Common Stock In Treasury	Accumulated Other Comprehensive Income (Loss)	Stockholders’ Equity
Balance December 31, 2004	191,260	$13,254	2,242	17,764	2,435,838	(346,087)	55,673	2,178,684

Net earnings					517,252			517,252
Changes in other comprehensive income (loss) (Note 14)							(83,691)	(83,691)
Dividends to shareholders					(251,405)			(251,405)
Treasury share purchases	(3,388)					(231,998)		(231,998)
Options exercised and stock awards granted	1,427			10,611		64,322		74,933
Tax benefit related to stock options exercised				9,385				9,385
Conversion of Class B
Common Stock	300	20	(20)					–
ESOP tax benefit					1,262			1,262

Balance December 31, 2005	189,599	$13,274	2,222	37,760	2,702,947	(513,763)	(28,018)	2,214,422

Net earnings					529,377			529,377
Changes in other comprehensive income (loss) (Note 14)							73,837	73,837
Adjustment to initially apply
SFAS No. 158 (Note 14)							(110,485)	(110,485)
Dividends to shareholders					(284,661)			(284,661)
Treasury share purchases	(2,141)					(126,112)		(126,112)
Options exercised and stock awards granted	733			(64)		33,830		33,766
Tax benefit related to stock options exercised				1,011				1,011
Conversion of Class B Common Stock	29,615	744	(744)					–
ESOP tax benefit					2,042			2,042
Share-based payments
(Notes 2 and 12)				54,895				54,895

Balance December 31, 2006	217,806	$14,018	1,478	93,602	2,949,705	(606,045)	(64,666)	2,388,092

Net earnings					632,005			632,005
Changes in other comprehensive income (loss) (Note 14)							174,650	174,650
Dividends to shareholders					(318,698)			(318,698)
Treasury share purchases	(4,684)					(250,116)		(250,116)
Options exercised and stock awards granted	3,155			(11,369)		143,320		131,951
Tax benefit related to stock options exercised				12,110				12,110
Conversion of Class B
Common Stock	2,606	66	(66)					–
ESOP tax benefit					1,472			1,472
Share-based payments
(Notes 2 and 12)				46,014				46,014

Balance December 31, 2007	218,883	$14,084	1,412	140,357	3,264,484	(712,841)	109,984	2,817,480

See accompanying Notes to Consolidated Financial Statements.

Wm. Wrigley Jr. Company 2007 Annual Report    53

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and any majority-owned investments. Intercompany balances and transactions have been eliminated. Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, revenues, expenses and certain financial statement disclosures. Actual results may vary from those estimates. Additionally, certain amounts reported in 2006 and 2005 have been reclassified to conform to the 2007 presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Accounts Receivable

In the normal course of business, the Company extends credit to customers satisfying predefined credit criteria. The Company believes it has limited concentration of credit risk due to the diversity of its customer base. Accounts receivable, as shown on the Consolidated Balance Sheet are net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company monitors collectibility of its accounts receivable on an ongoing basis by analyzing the aging of its accounts receivable, assessing the credit worthiness of its customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks.

Inventories

Inventories are valued at cost on a last-in, first-out (LIFO) basis for U.S. associated companies and at the lower of cost (principally first-in, first-out basis) or market for non-U.S. associated companies. Inventories consist of materials, labor and overhead associated with the production process. Inventories totaled $620,082 and $592,985 at December 31, 2007 and 2006, respectively, including $235,880 and $259,854, respectively, valued at cost on a LIFO basis. If current costs had been used, such inventories would have been $9,877 and $12,790 lower than reported at December 31, 2007 and 2006, respectively.

Derivative Financial Instruments

All derivatives are recognized in the Consolidated Balance Sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in accumulated other comprehensive income (loss) are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period.

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

54    Delivering Aspirational Growth

Pension and Other Post-Retirement Plan Benefits

Pension and other post-retirement plan benefits are expensed as applicable employees earn benefits. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, expected return on assets and future health care costs. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with pension and other post-retirement plan benefits.

Foreign Currency Translation

The Company has determined that the functional currency for each associated company, except for certain Eastern European entities, is its local currency. Some Eastern European entities use the U.S. dollar as their functional currency, as a significant portion of their businesses is indexed to the U.S. dollar. The Company translates the results of operations of its foreign associated companies at the average exchange rates during the respective periods. Foreign currency denominated assets and liabilities are translated into U.S. dollars at exchange rates in effect at the respective balance sheet dates, resulting in foreign currency translation adjustments. Foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) within stockholders’ equity.

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

Advertising

The Company expenses all advertising costs in the year incurred. Advertising expense was $584,097, $479,251 and $457,709 in 2007, 2006 and 2005, respectively.

Research and Development

All expenditures for research and development are expensed in the year incurred. Research and development expense, recorded primarily in selling, general and administrative expense, was $60,796, $53,663 and $42,571 in 2007, 2006 and 2005, respectively.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board (APB) No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment” using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2007 and 2006 included compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, and those granted subsequent to January 1, 2006, based on the grant-date fair value estimate in accordance with the provisions of SFAS No. 123(R). Additionally, as of the beginning of 2006, the Company requires that all employees elect their long-term stock grant deferral intentions prior to the grant date, which characterizes most long-term stock grants as equity awards under SFAS No. 123(R) and resulted in reclassifying the previously recognized liability to additional paid-in capital during 2006. Results for prior periods have not been restated.

Total pretax stock-based compensation recognized in the Consolidated Statement of Earnings was $52,189, $49,269 and $26,685 and related tax benefit was $16,805, $15,372 and $9,340 for 2007, 2006 and 2005, respectively. Compensation expense recognized in 2007 and 2006 was due to stock options, long-term stock grants, stock awards and restricted stock awards recorded under SFAS No. 123(R) at fair value and recognized ratably over the vesting period, except for stock options issued to retirement-eligible participants, which are recognized on an accelerated basis. Compensation expense recognized in 2005 was due to long-term stock grants, stock awards and restricted stock awards recorded under APB No. 25 at intrinsic value and recognized ratably over the vesting period. The following table illustrates the effect on net earnings and earnings per share for

Wm. Wrigley Jr. Company 2007 Annual Report    55

Notes to Consolidated Financial Statements

Dollar and share amounts in thousands except per share figures

2005, if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based compensation.

2005
Net earnings as reported	$517,252
Add: stock-based compensation expense included in earnings, net of tax	17,345
Deduct: total stock-based compensation expense determined under fair value method for all awards, net of tax	34,689

Pro forma net earnings	$499,908

Pro forma basic and diluted earnings per share:
As reported – basic	$1.84
As reported – diluted	$1.83
Pro forma – basic	$1.78
Pro forma – diluted	$1.77

The Company’s stock-based compensation plans are discussed further in Note 12.

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

Restructuring

The Company’s restructuring plans primarily include severance and employee related benefit costs, costs to consolidate or close facilities, accelerated depreciation and other qualifying exit costs. The Company estimates the expense for these plans, which are approved by senior management, by accumulating detailed estimates for each element of the restructuring. Such costs represent management’s best estimate, but require assumptions about the restructuring that may change over time. Estimates are evaluated periodically and were finalized at December 31, 2007.

Goodwill and Other Intangible Assets

The Company reviews goodwill for impairment annually. The Company compares the fair value of each reporting unit, which is consistent with the reportable segments in Note 16, to its carrying value. If the reporting unit’s fair value exceeds the carrying value of its net assets, goodwill is not considered impaired. If the carrying value exceeds its fair value, the Company must analyze the fair value of the reporting unit’s goodwill relative to its carrying value. If its carrying value exceeds its fair value, an impairment loss is recorded to write goodwill down to fair value. The Company reviews intangible assets with indefinite lives for impairment annually. The Company compares the fair value of the intangible asset to its carrying value. If the intangible asset’s fair value exceeds its carrying value, it is not impaired. If the intangible asset’s carrying value exceeds its fair value, an impairment loss is recorded to write the intangible asset down to fair value.

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

The Company amortizes intangible assets with determinable useful lives over 3 to 17 years. The Company has a number of acquired brands that have been determined to have indefinite lives due to the nature of the business. The Company evaluates

56    Delivering Aspirational Growth

a number of factors to determine whether an indefinite life is appropriate including the competitive environment, market share, brand history and operating plans. The Company reviews intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When indicators of impairment are present, the Company evaluates the recoverability of the carrying value of an intangible asset in relation to its operating performance and future undiscounted cash flows. If the asset’s carrying value is not recoverable, an impairment loss is recorded to write down the intangible asset to fair value.

Investments in Debt and Equity Securities

The Company’s investments in debt securities, which typically mature in one year or less, are held to maturity and are valued at amortized cost, which approximates fair value. The aggregate fair value at December 31, 2007 and 2006 was $635 and $1,100, respectively.

During 2005, the Company donated its marketable equity securities to the Wrigley Foundation and realized a gain of $13,735, which was recorded in other income (expense), net. Prior to the donation, the Company’s investments in marketable equity securities were held for an indefinite period resulting in unrealized holding gains of $15,351 at December 31, 2004. Unrealized holding gains, net of tax, of $9,979 at December 31, 2004 were included as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

Deferred Charges and Other Assets

Deferred charges and other assets included deferred compensation assets of $112,800 and $93,200 at December 31, 2007 and 2006, respectively.

Accrued Expenses

Accrued expenses included $155,800 and $116,900 of payroll expenses at December 31, 2007 and 2006, respectively.

Other Noncurrent Liabilities

Other noncurrent liabilities included $126,000 and $112,500 of deferred compensation and $95,500 and $89,500 of pension and post-retirement liabilities at December 31, 2007 and 2006, respectively.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” was issued. FIN 48 prescribes a recognition threshold and measurement attribute for tax positions. The Company adopted FIN 48 at the beginning of fiscal year 2007 with no material impact to its financial position, earnings or cash flows. See Note 13 for related disclosures.

In September 2006, SFAS No. 157, “Fair Value Measurements” was issued. SFAS No. 157 provides a single definition of fair value, a framework for measuring fair value, and expands disclosures about fair value measurements. This pronouncement is effective for the Company’s fiscal year beginning 2008. The Company does not expect a material impact to its financial position, earnings or cash flows upon adoption.

In February 2007, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” was issued. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 is effective for the Company’s fiscal year beginning 2008. The Company does not expect a material impact to its financial position, earnings or cash flows upon adoption.

In December 2007, SFAS No. 141(R), “Business Combinations” was issued. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the full fair value of the assets acquired and liabilities assumed in the transaction at the acquisition date; the immediate expense recognition of transaction costs; and accounting for restructuring plans separately from the business combination among others. SFAS No. 141(R) is effective for the Company’s fiscal year beginning 2009 and adoption is prospective only. SFAS No. 141(R) fundamentally changes many aspects of existing accounting requirements for business combinations. As such, if the Company enters into any business combinations after the adoption of SFAS 141(R), a transaction may significantly impact the Company’s financial position and earnings, but not cash flows, compared to the Company’s recent acquisitions, accounted for under existing U.S. GAAP requirements, due to the reasons described above. Additionally, the Company provided certain income tax reserves for unrecognized tax benefits resulting

Wm. Wrigley Jr. Company 2007 Annual Report    57

Notes to Consolidated Financial Statements

Dollar and share amounts in thousands except per share figures from prior acquisitions. Under existing accounting requirements, if recognized, those income tax reserves would not affect the effective tax rate. However, upon the adoption of SFAS No. 141(R), if recognized, those income tax reserves will affect the effective tax rate. See Note 13.

In December 2007, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” was issued. SFAS No. 160 requires entities to report noncontrolling (minority) interests as a component of shareholders’ equity on the balance sheet; include all earnings of a consolidated subsidiary in consolidated results of operations; and treat all transactions between an entity and noncontrolling interest as equity transactions between the parties. SFAS No. 160 is effective for the Company’s fiscal year beginning 2009 and adoption is prospective only; however, presentation and disclosure requirements described above must be applied retrospectively. The Company does not expect a material impact to its financial position, earnings or cash flows upon adoption.

4. EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted average number of common shares outstanding, excluding any dilutive effects of stock options, restricted stock and long-term stock grants. Dilutive earnings per share are computed based on the weighted average number of common shares outstanding including any dilutive effect of stock options, restricted stock and long-term stock grants. The dilutive effect of stock options, restricted stock and long-term stock grants is calculated under the treasury stock method. Earnings per share were calculated as follows:

	2007	2006	2005
Net earnings	$632,005	529,377	517,252
Basic shares outstanding	275,357	277,556	280,964
Effect of dilutive securities	2,056	843	1,320

Dilutive Common Stock	277,413	278,399	282,284

Net earnings per share:
Basic	$2.30	1.91	1.84
Diluted	$2.28	1.90	1.83

The effect of dilutive securities on dilutive Common Stock excludes average outstanding stock options of 4,435 in 2007, 6,195 in 2006 and 756 in 2005 as these stock options were antidilutive.

5. GOODWILL AND OTHER INTANGIBLES

The following table summarizes goodwill by segment:

	December 31, 2007	December 31, 2006
North America	$942,615	921,302
EMEAI	410,410	163,003
Asia	69,932	63,298

Total	$1,422,957	1,147,603

Goodwill changed between periods primarily due to the tentative purchase price allocation for A. Korkunov and foreign currency translation.

The following table summarizes intangible assets with indefinite lives and determinable lives, subject to amortization, including the total gross carrying value and accumulated amortization:

	December 31, 2007	December 31, 2006
Intangible assets with indefinite lives:
Brands	$450,376	391,523

Intangible assets with determinable lives:
Trademarks	21,859	18,778
Patents and licenses	23,146	20,585
Customer relationships	20,635	10,200

	65,640	49,563
Accumulated amortization	(31,760)	(25,216)

Total	$484,256	415,870

58    Delivering Aspirational Growth

Amortization expense was $6,607 in 2007, $2,941 in 2006 and $2,418 in 2005. The following table summarizes the estimated amortization expense for the five succeeding fiscal years for trademarks, patents and licenses and customer relationships held at December 31, 2007:

For The Years Ending
2008	$7,353
2009	7,514
2010	4,278
2011	3,751
2012	3,026

6. LONG-TERM DEBT

On April 29, 2005, the Company entered into an Issuing and Paying Agency Agreement with JPMorgan Chase Bank pursuant to which the Company may establish one or more unsecured commercial paper programs. The Company had no commercial paper outstanding under its commercial paper program at December 31, 2007 and $65,000 of commercial paper outstanding under its commercial paper program bearing an average interest rate of 5.26% at December 31, 2006.

On July 14, 2005, the Company issued $1,000,000 of senior unsecured notes under the shelf registration filed on March 1, 2005. The senior note offering included $500,000 of five-year notes maturing on July 15, 2010, bearing a coupon interest rate of 4.30% and $500,000 of ten-year notes maturing on July 15, 2015, bearing a coupon interest rate of 4.65%. Interest is payable semi-annually on January 15th and July 15th. At December 31, 2007, the fair value of the senior notes, based on market quotes, was $972,400.

Also on July 14, 2005, the Company entered into an agreement for a $600,000 five-year unsecured credit facility maturing in July 2010. The Company intends to use this credit facility primarily to support its commercial paper program; however, the Company may also draw on the facility for general purposes. Under certain conditions, the Company may request an increase in aggregate commitment under this credit facility, not to exceed a total of $1,000,000. This credit facility requires maintenance of certain financial covenants, with which, at December 31, 2007, the Company was compliant. The Company had no borrowings outstanding under the credit facility at December 31, 2007 and 2006.

On May 11, 2007, the Company entered into an agreement for a €100,000 (euro) term loan which had an average interest rate of 4.3% and matured on December 31, 2007. Scheduled principal payments of € 30,000, €30,000 and €40,000 were due in July, September and December 2007, respectively. The loan was paid in full as scheduled during 2007.

7. LEASES

The Company leases certain facilities, equipment and vehicles under agreements that are classified as operating leases. Rental expense pursuant to operating leases was $43,922, $31,463 and $24,506 in 2007, 2006 and 2005, respectively. Future minimum payments, by year and in the aggregate, under operating leases having an original term greater than one year at December 31, 2007 were as follows:

For The Years Ending
2008	$41,001
2009	33,278
2010	26,135
2011	19,266
2012	17,843
Thereafter	34,602

Total	$172,125

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

Wm. Wrigley Jr. Company 2007 Annual Report    59

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

For fair value hedges, the effective portion of the changes in the fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, is recorded in earnings. For cash flow hedges, the effective portion of the changes in the fair value of the derivative is recorded in accumulated other comprehensive income (loss) and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, generally within the next twelve months. For net investment hedges, the effective portion of the change in the fair value of derivatives used as a net investment hedge of a foreign operation is recorded in foreign currency translation adjustment.

The ineffective portion of the change in fair value of any derivative designated as a hedge is immediately recognized in other income (expense), net. Ineffectiveness recognized during 2007, 2006 and 2005 was immaterial.

At December 31, 2007, open foreign exchange contracts for a number of currencies, primarily U.S. and Canadian dollars, euro, Polish zloty, Russian ruble and Chinese renminbi, maturing at various dates through December 2008, had an aggregate notional amount of $1,043,024. The aggregate notional amount of open foreign exchange contracts at December 31, 2006 was $808,424. The fair value of open foreign exchange contracts and currency options, as determined by forward rates and bank quotes, was a $16,832 gain recorded in other current assets and $8,439 loss recorded in accrued expenses at December 31, 2007 and 2006, respectively.

Fair Value of Other Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, commercial paper and accounts payable approximate fair value.

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

Treasury stock may be acquired for the Company’s Management Incentive Plan (MIP) or under the Share Repurchase Program resolutions adopted by the Board of Directors. During 2007, 2006 and 2005, the Company purchased 4,673 shares, 2,132 shares and 3,382 shares at an aggregate cost of $249,532, $125,570, and $231,610, respectively, under the Board of Director authorizations. At December 31, 2007, $253,660 remains available for repurchase under Share Repurchase program resolutions.

On February 1, 2008, the Company’s Board of Directors authorized additional stock repurchases of up to $800,000 raising the total available for repurchase to $1,053,660.

In May 2001, the Company’s Board of Directors approved a Stockholder Rights Plan. Under the plan, each holder of Common

60    Delivering Aspirational Growth

Stock and Class B Common Stock at the close of business on June 6, 2001, automatically received a distribution of one right for each share of Common Stock or Class B Common Stock held. Each right entitles the holder to purchase 1.25 one-thousandth of a share of Series A Junior Participating Preferred Stock for two- hundred dollars. The rights will trade along with, and not separately from, the shares of Common Stock and Class B Common Stock unless they become exercisable. The rights become exercisable, and they will separate, become tradable, and entitle stockholders to buy Common Stock if any person or group (Acquiring Person) becomes the beneficial owner of, or announces a tender or exchange offer for 15% or more of the Company’s Common Stock. In such event, all rights, except for those held by the Acquiring Person, become rights to purchase five-hundred dollars worth of Common Stock for two-hundred-fifty dollars, unless redeemed by the Board of Directors. In case of a subsequent merger or other acquisition of the Company after the rights become exercisable, holders of rights other than the Acquiring Person may purchase shares of the acquiring entity at a 50% discount. The rights will expire on June 6, 2011, unless redeemed earlier, or renewed by the Company’s Board of Directors.

At December 31, 2007 and 2006, there were 20,000 shares of preferred stock authorized with no par value, of which 1,000 Series A Junior Participating Preferred shares were reserved for issuance upon exercise of the rights.

10. ACQUISITIONS

On January 31, 2007, the Company acquired an 80% interest in A. Korkunov, a privately held premium chocolate company in Russia. The acquisition provided an opportunity for the Company to enter the chocolate confectionery marketplace, a significant component of the broader confectionery market, with a well recognized brand in a growing region. The Company acquired the 80% interest in A. Korkunov for $318,590. The Company financed the acquisition through short-term debt and cash on hand. Included in this purchase price is $25,000 the Company expects to pay in 2008 to A. Korkunov’s minority shareholders due to the entity exceeding certain performance targets in 2007; however, final resolution and payment remains subject to review and due diligence. The Company expects to acquire an additional 10% in 2008 and the final 10% in 2009. The purchase price allocation remains preliminary and the results of operations have been included since January 31, 2007.

The following table contains a tentative purchase price allocation summarizing the assets and liabilities acquired, including the restated basis for 80% of the fair value with the remaining basis carried at historical cost, as prescribed for step acquisitions, at the date of acquisition:

Current assets	$22,834
Net property, plant and equipment	54,024
Goodwill	207,987
Intangibles	64,488
Other noncurrent assets	2,025

Total assets	351,358

Current liabilities	18,705
Noncurrent liabilities	14,063

Net assets acquired	$318,590

The fair value of intangible assets includes $54,776 with indefinite lives and $9,712 with determinable lives. Goodwill recognized is included in the EMEAI segment. All goodwill recognized for income tax purposes is deductible.

On June 26, 2005, the Company completed a transaction with Kraft Foods Global, Inc. to acquire certain confectionery assets. The transaction included the purchase of the Life Savers, Altoids, Crème Savers and Sugus brands. In addition, the transaction included the purchase of certain production facilities in the United States and Europe. The purchase provided additional diversification in key categories of mints and hard and chewy candy, expanded the product offering to customers’ worldwide, added scale and brand depth to the innovation pipeline and increased efficiency across the Company’s supply chain. The results of operations for the businesses acquired have been included in the consolidated financial results of the Company since June 26, 2005.

Cash consideration, including direct acquisition costs, totaled $1,436,259, net of proceeds received from the sale of the Trolli brand and related assets. The acquisition was initially funded with $1,350,000 of commercial paper, negotiated in part for purposes of this transaction, with the remaining amount funded from the Company’s available cash.

Wm. Wrigley Jr. Company 2007 Annual Report    61

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

Inventory	$47,365
Net property, plant and equipment	86,904
Other noncurrent assets	45,808
Goodwill	912,093
Intangibles	367,695
Total assets	1,459,865
Accrued liabilities	23,606
Net assets acquired	$1,436,259

The fair value of the intangible assets as of the acquisition date is primarily associated with brand names which are not subject to amortization.

Other noncurrent assets included $28,356 associated with Sugus operations in China, the final purchase of which did not close until April 17, 2006.

Goodwill of $912,093 was recognized in connection with the acquisition, with $890,902 and $21,191 included in the North America and EMEAI segments, respectively. All goodwill recognized for income tax purposes is deductible.

The Company closed the acquired facility in Bridgend, Wales as of April 18, 2006. The Company recognized severance and other cash closing costs of $23,606 as a result of the Bridgend and other facility closures as well as other asset transfers. The majority of the activities were significantly completed by the first quarter of 2007.

Acquisition — Pro Forma Financial Statements

Results of operations of the acquired Kraft Foods Global, Inc. confectionery assets are included in the Company’s consolidated financial statements from June 26, 2005. The following table includes the unaudited pro forma combined net sales, earnings and earnings per share for 2005, as if the Company had completed the acquisitions of the Kraft Goods Global, Inc. confectionery assets as of January 1, 2005.

In determining the unaudited pro forma amounts, income taxes, interest expense and depreciation and amortization of assets have been adjusted to the accounting base recognized for each in recording the combinations.

2005
Net sales	$4,372,864
Net earnings	$519,217
Net earnings per share:
Basic	$1.85
Diluted	$1.84

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been completed as of the beginning of 2005, nor are they necessarily indicative of future consolidated results.

11. RESTRUCTURING

During the second quarter of 2005, the Company announced plans to restructure its North America production network in order to maximize supply chain efficiencies. As a result, the Company closed its chewing gum plant in Chicago, Illinois and its L.A. Dreyfus gum base subsidiary in Edison, New Jersey, transferring production to remaining facilities. The Company sold the New Jersey property in 2007 and is in the process of preparing the Illinois property for sale.

62    Delivering Aspirational Growth

The aggregate charges to the Company’s net earnings to close and reconfigure its facilities were $98,361 on a pretax basis, all of which had been incurred at December 31, 2007 including $85,297 incurred in fiscal years 2006 and 2005. Of the total restructuring costs, the Company incurred $72,861 in the North America segment and $25,500 in the All Other segment. The restructuring costs relate primarily to enhanced early retirement programs, severance, facility closure and accelerated depreciation resulting from the decreased useful lives of certain assets, as well as start-up costs related to the transfer of production. All expenses are recorded as restructuring charges in the Consolidated Statement of Earnings.

The Company incurred a $13,064 charge for 2007, including $8,488 in the North America segment with the remaining $4,576 in the All

Other segment. The Company incurred a $45,074 charge for 2006, including $35,356 in the North America segment with the remaining $9,718 in the All Other segment. The Company incurred a $40,223 charge for 2005, including $29,017 in the North America segment with the remaining $11,206 in the All Other segment.

The Company recognized a gain of $14,506 included in other income, upon the sale of the New Jersey property during 2007. The Company held the Illinois property for sale at December 31, 2007; however, final sale will depend on certain activities, some of which are external and beyond the Company’s control. The restructuring charges discussed herein are exclusive of any realized or potential gains on the sales of these properties.

	Employee Separation	Accelerated Depreciation	Closure Costs	Other Costs	Total
Accrued Balance at December 31, 2004	$–	–	–	–	–
Charge to expense	29,664	9,954	6	599	40,223
Cash payments	(1,064)	–	(6)	–	(1,070)
Noncash utilization (A)	(22,051)	(9,954)	–	–	(32,005)

Accrued balance at December 31, 2005	$6,549	–	–	599	7,148

Charge to expense	8,353	19,376	14,656	2,689	45,074
Cash payments	(4,944)	–	(14,505)	(3,288)	(22,737)
Noncash utilization	–	(19,376)	–	–	(19,376)

Accrued balance at December 31, 2006	$9,958	–	151	–	10,109

Charge to expense	(898)	1,894	11,563	505	13,064
Cash payments	(8,147)	–	(9,756)	(505)	(18,408)
Noncash utilization	52	(1,894)	(1,426)	–	(3,268)

Accrued balance at December 31, 2007	$965	–	532	–	1,497

Cumulative restructuring charge	$37,119	31,224	26,225	3,793	98,361

(A) Noncash employee separation relates to pension and post-retirement benefits.

Wm. Wrigley Jr. Company 2007 Annual Report    63

Notes to Consolidated Financial Statements

Dollar and share amounts in thousands except per share figures

12. STOCK-BASED COMPENSATION PLANS

The Management Incentive Plan (MIP), as amended, is designed to provide key employees the opportunity to participate in the long-term growth and profitability of the Company through cash and equity-based incentives. The MIP authorizes the granting of up to 25,000 shares of the Company’s new or reissued Common Stock. In accordance with the MIP, shares of Company stock or deferral share units may be granted or awarded under the stock option, long-term stock grant, restricted stock and stock award programs. Deferral share units are also awarded to nonemployee directors. Stock options are granted at an exercise price equal to the fair market value of Common Stock at the grant date with the exception of 250 premium exercise price options granted in 2006, vest ratably over a four year period and expire after ten years. Long-term stock grants are earned based on the Company’s total stockholder return relative to the total stockholder return of a peer group index during the five-year cliff vesting period and may be awarded between 0% to 200% of the initial target grant. Stock awards are awarded at a fixed value based upon a prescribed formula. Restricted stock is granted at a share price equal to the fair market value of the Common Stock at the grant date and cliff vests over a two or three year period. The Company issues Common Stock for share-based compensation awards from Common Stock in treasury.

The Company’s stock option activity during 2007 was as follows:

	Number of Shares	Weighted Average Exercise Price	Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2006	15,232	$47.24
Granted	3,442	58.20
Exercised	(2,940)	43.94
Forfeited and cancelled	(864)	51.07

Outstanding at December 31, 2007	14,870	$50.16	7.2 years	$126,047

Exercisable at December 31, 2007	6,898	$46.25	5.7 years	$85,066

64    Delivering Aspirational Growth

The Company’s long-term stock grant activity during 2007 was as follows:

	Number of Shares (Based on Target)	Weighted Average Fair Value
Outstanding at December 31, 2006	1,326	$ 44.68
Granted	511	43.06
Vested and awarded	(206)	45.68
Forfeited	(167)	44.02

Outstanding at December 31, 2007	1,464	$ 44.04

The Company’s restricted stock activity during 2007 was as follows:

	Number of Shares	Weighted Average Fair Value
Outstanding at December 31, 2006	81	$ 49.89
Granted	34	54.53
Vested	(6)	54.07
Forfeited	(13)	52.07

Outstanding at December 31, 2007	96	$50.83

The weighted average fair value of equity instruments granted during 2007, 2006 and 2005 was as follows:

	Weighted Average Fair Value
	2007	2006	2005
Stock options	$10.62	8.36	12.02
Long-term stock grants	43.06	43.42	44.52
Restricted stock	54.53	47.01	53.98

The fair value of stock options is estimated utilizing the Black-Scholes method. The fair value of long-term stock grants is estimated utilizing a weighted average payout analysis that estimates probabilities of all possible award points between 0% and 200%. The fair value of restricted stock is based on the grant date fair market value of the Company’s Common Stock. The total fair value estimates for each of these awards granted are recognized net of an estimate for expected forfeitures. The Company reevaluates the estimate periodically and adjusts the forfeiture rate prospectively, as necessary, to ultimately recognize the actual expense based on service provided and shares vested. Lastly, the fair value of stock awards is based on the specific payout formula to determine the award amount.

The table below summarizes the key assumptions used in the Black-Scholes model to calculate the fair value of stock options:

	Interest Rate	Dividend Yield	Expected Volatility	Expected Life
2007	4.65%	1.94%	12.75%	6 years
2006	4.96%	2.20%	13.5%	6 years
2005	3.88%	1.62%	18.5%	6 years

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

Cash received from the exercise of stock options was $128,924, $26,381 and $66,102 for 2007, 2006 and 2005, respectively, and is included in Common Stock Issued in the Consolidated Statement of Cash Flows. The intrinsic value of stock options exercised was $44,525, $4,639 and $26,826 in 2007, 2006 and 2005, respectively.

During 2007, 2006 and 2005, the Company awarded 55, 74 and 65 stock awards with an aggregate fair value of $2,875, $3,821 and $3,557, respectively.

The total remaining unearned compensation related to all share-based compensation at December 31, 2007 was $84,670 and will be amortized over a weighted average remaining service period of 2.1 years.

Wm. Wrigley Jr. Company 2007 Annual Report    65

Notes to Consolidated Financial Statements

Dollar and share amounts in thousands except per share figures

13. INCOME TAXES

Income taxes are based on pretax earnings, which were distributed geographically as follows:

	2007	2006	2005
Domestic	$102,849	90,835	140,762
Foreign	829,314	678,212	613,898

Total	$932,163	769,047	754,660

Reconciliation of the provision for income taxes computed at the U.S. federal statutory rate of 35% to the reported provision for income taxes is as follows:

	2007	2006	2005
Provision at U.S. federal statutory rate	$326,257	269,166	264,131
State taxes – net	2,404	2,272	4,134
Foreign tax rates	(72,552)	(51,893)	(35,767)
Foreign earnings remitted to parent	49,188	33,801	10,761
Tax credits	(3,200)	(3,500)	(3,590)
Other – net	(1,939)	(10,176)	(2,261)

Total	$300,158	239,670	237,408

Foreign earnings remitted to parent includes estimated taxes provided on foreign sourced earnings remitted or expected to be remitted, net, to the parent company after considering financial and operational requirements of the parent and foreign affiliate.

The Other – net in 2005 includes the incremental income tax expense of $5,500 due to the repatriation of foreign earnings.

The components of the provisions for income taxes were:

	Current	Deferred	Total

2007

Federal	$12,302	35,292	47,594

Foreign	253,460	(7,766)	245,694

State	5,890	980	6,870

Total	$271,652	28,506	300,158

2006
Federal	$14,871	5,305	20,176
Foreign	217,650	(4,927)	212,723
State	6,630	141	6,771

Total	$239,151	519	239,670

2005
Federal	$16,469	7,570	24,039
Foreign	207,451	(1,275)	206,176
State	7,392	(199)	7,193

Total	$231,312	6,096	237,408

66    Delivering Aspirational Growth

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With certain exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years prior to 2004. The Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” on January 1, 2007 with no material impact to the financial statements. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

2007
Balance at January 1	$37,054
Additions based on tax positions related to the current year	13,938
Additions for tax positions of prior years	641
Reduction for tax positions of prior years	(2,397)
Settlements	(6,119)
Foreign currency translation	1,867

Balance at December 31	$44,984

Approximately $30,700 of the total amount of unrecognized tax benefits at December 31, 2007 would affect the annual effective tax rate, if recognized. See Note 3 discussion of SFAS No. 141(R) for pending accounting rule changes. Further, the Company is unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense. The total amount of accrued interest and penalties at December 31, 2007 and 2006 was approximately $2,900.

The following table summarizes components of deferred tax assets and (liabilities) at December 31:

	2007	2006
Accrued compensation, pension and post-retirement benefits	$127,448	121,438
Depreciation	(37,352)	(24,625)
Goodwill and intangibles	(75,727)	(46,586)
Accrued liabilities and other items — net	(1,365)	12,701

Net deferred tax asset (liability)	$13,004	62,928

The following table summarizes the balance sheet classification of deferred tax assets and (liabilities) at December 31:

	2007	2006
Deferred Tax Asset
Current	$33,446	40,661
Noncurrent	25,526	36,480
Deferred Tax Liability
Current	(2,017)	(1,511)
Noncurrent	(43,951)	(12,702)

Net deferred tax asset (liability)	$13,004	62,928

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $958,600 of undistributed earnings of international associated companies at December 31, 2007. These earnings are considered to be permanently invested and, under certain tax laws, are not subject to taxes until distributed as dividends. Tax on such potential distributions would be substantially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $210,500 of deferred income taxes would need to be provided.

Wm. Wrigley Jr. Company 2007 Annual Report    67

Notes to Consolidated Financial Statements

Dollar and share amounts in thousands except per share figures

14. OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) and comprehensive income as of and for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
Balance December 31, 2004	$ 55,673

Net earnings		$ 517,252
Foreign currency translation adjustments, net of $1,767 tax expense	(72,569)	(72,569)
Unrealized holding loss on marketable equity securities, net of $565 tax benefit	(1,051)	(1,051)
Realized gain on donation of marketable equity securities, net of $4,807 tax benefit	(8,928)	(8,928)
Loss on derivative contracts, net of $528 tax benefit	(1,143)	(1,143)

Comprehensive income		$ 433,561

Balance December 31, 2005	$ (28,018)

Net earnings		$ 529,377
Foreign currency translation adjustments, net of $49 tax expense	77,596	77,596
Loss on derivative contracts, net of $1,699 tax benefit	(3,759)	(3,759)
Adjustment to initially apply SFAS No. 158, net of $53,709 tax benefit	(110,485)

Comprehensive income		$ 603,214

Balance December 31, 2006	$ (64,666)

Net earnings		$ 632,005
Foreign currency translation adjustments, net of $646 tax benefit	156,374	156,374
Gain on derivative contracts, net of $5,710 tax expense	12,217	12,217
Amortization and gains, net, from pension and post-retirement related unrealized losses, net of $3,923 tax expense	6,059	6,059

Comprehensive income		$ 806,655

Balance December 31, 2007	$ 109,984

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” resulting in an adjustment to accumulated other comprehensive income (loss).

68    Delivering Aspirational Growth

The following table summarizes unrealized gains and (losses) recognized in accumulated other comprehensive income (loss) at December 31:

	2007	2006
Foreign currency translation adjustment	$206,337	49,963
Gain (loss) on derivative contracts	8,073	(4,144)
Unrecognized pension and post-retirement losses	(104,426)	(110,485)

Total	$109,984	(64,666)

15. PENSION AND OTHER POST-RETIREMENT PLANS

The Company maintains noncontributory defined benefit plans covering substantially all of its employees in the U.S. and in certain other countries. Retirement benefits are a function of years of service and the level of compensation generally for the highest three consecutive salary years occurring within ten years prior to an employee’s retirement date, depending on the plan. The Company’s policy is to fund within statutory limits and/or benefits earned to date. In the U.S., to the extent that an individual’s annual retirement benefit under the plan exceeds the limitations imposed by the Internal Revenue Code, as amended, and the regulations thereunder, such excess benefits may be paid from the Company’s nonqualified, unfunded, noncontributory supplemental retirement plan.

In addition, the Company maintains certain post-retirement plans, primarily in the U.S. but also in certain other countries, which provide limited health care benefits on a contributory basis and life insurance benefits. The costs of these post-retirement benefits are provided for during the employee’s active working career.

The following table summarizes assets and (liabilities) recognized in the Consolidated Balance Sheet at December 31:

	Pension		Post-retirement		Total
	2007	2006	2007	2006	2007	2006
Noncurrent assets	$8,000	4,300	1,100	700	9,100	5,000
Current liabilities	(600)	(400)	(400)	(400)	(1,000)	(800)
Noncurrent liabilities	(65,400)	(60,200)	(30,100)	(29,300)	(95,500)	(89,500)

Total	$(58,000)	(56,300)	(29,400)	(29,000)	(87,400)	(85,300)

The following table summarizes gains and (losses) net of tax recognized in accumulated other comprehensive income (loss) at December 31:

	Pension		Post-retirement		Total
	2007	2006	2007	2006	2007	2006
Net actuarial loss	$(91,493)	(95,678)	(11,169)	(12,788)	(102,662)	(108,466)
Prior service cost	(3,839)	(4,240)	855	1,018	(2,984)	(3,222)
Transition asset	1,220	1,203	—	—	1,220	1,203

Total	$(94,112)	(98,715)	(10,314)	(11,770)	(104,426)	(110,485)

The estimated net actuarial losses, prior service costs and transition assets that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost (benefit) during 2008 are $4,300, $2,000 and ($200), respectively.

Wm. Wrigley Jr. Company 2007 Annual Report    69

Notes to Consolidated Financial Statements

Dollar and share amounts in thousands except per share figures

Pension Plans

The funded status of the defined benefit plans was as follows:

	U.S. Plans		Non-U.S. Plans
	2007	2006	2007	2006
Change in Benefit Obligation
Benefit obligation at beginning of year	$465,800	466,700	$301,300	238,300
Service cost	17,200	16,100	17,100	13,200
Interest cost	27,600	26,200	17,800	12,700
Plan participants’ contributions	–	–	500	500
Actuarial loss (gain)	(16,800)	(22,300)	(7,100)	20,500
Foreign currency exchange	–	–	19,500	27,200
Curtailment	(1,900)	–	–	–
Other	500	–	33,400	400
Benefits paid	(23,300)	(20,900)	(13,700)	(11,500)

Benefit obligation at end of year	$469,100	465,800	$368,800	301,300

Change in Plan Assets
Fair value at beginning of year	431,900	402,000	278,900	226,800
Actual return on plan assets	23,200	50,400	22,100	21,400
Plan participants’ contributions	–	–	500	500
Foreign currency exchange	–	–	17,800	25,800
Employer contribution	400	400	15,200	16,200
Other	–	–	26,900	(300)
Benefits paid	(23,300)	(20,900)	(13,700)	(11,500)

Fair value at end of year	$432,200	431,900	$347,700	278,900

Funded status at end of year	$(36,900)	(33,900)	$(21,100)	(22,400)

The total accumulated benefit obligation for the U.S. plans was $407,400 and $418,580 at December 31, 2007 and 2006, respectively. The total accumulated benefit obligation for the non-U.S. defined benefit pension plans was $290,100 and $265,600 at December 31, 2007 and 2006, respectively.

70    Delivering Aspirational Growth

The U.S. plans’ expected long-term rate of return on plan assets of 8.25% was based on the aggregate historical returns of the investments that comprise the U.S. defined benefit plan portfolio. The investment strategy of the U.S. plans in 2007 was to achieve an asset allocation balance within planned targets to obtain an average 8.25% annual return for the long-term.

The non-U.S. plans’ average expected long-term rate of return on plan assets was 6.5% and was based on the aggregate historical returns of the investments that comprise the particular non-U.S. defined benefit plan portfolios. The investment strategy of the non-U.S. plans in 2007 was to achieve asset allocation balances within planned targets to obtain average annual returns of 6.5% for the long-term.

The Company’s strategy is to fund its defined benefit plan obligations. The need for further contributions will be based on changes in the value of plan assets and the movements of interest rates during the year. The Company expects to contribute approximately $400 to the U.S. pension plans during 2008. The Company expects to contribute approximately $17,100 to the non-U.S. plans during 2008.

U.S. pension plan asset allocations by category at December 31, 2007 and 2006, and target allocations for 2008 are as follows:

Asset Category	Percentage of Plan Assets		Target Allocation
	2007	2006	2008
Equity securities	60%	65%	55 – 65%
Fixed income securities	38%	31%	35 – 45%
Real estate securities	2%	4%	0 – 10%

Total	100%	100%	100%

Non-U.S. pension plan asset allocations by category at December 31, 2007 and 2006, and target allocations for 2008 are as follows:

Asset Category	Percentage of Plan Assets		Target Allocation
	2007	2006	2008
Equity securities	51%	48%	50 – 65%
Fixed income securities	27%	34%	20 – 30%
Real estate securities	2%	3%	5 – 10%
Other	20%	15%	10 – 20%

Total	100%	100%	100%

Wm. Wrigley Jr. Company 2007 Annual Report    71

Notes to Consolidated Financial Statements

Dollar and share amounts in thousands except per share figures

The components of net periodic benefit cost were as follows:

	U.S. Plans			Non-U.S. Plans
	2007	2006	2005	2007	2006	2005
Net periodic benefit cost:
Service cost	$17,200	16,100	13,900	$17,100	13,200	10,800
Interest cost	27,600	26,200	24,400	17,800	12,700	12,000
Expected return on plan assets	(34,800)	(32,400)	(29,800)	(20,400)	(16,100)	(11,900)
Amortization of transition assets	–	–	–	(900)	(300)	(300)
Amortization of prior service costs	2,000	2,000	2,100	300	200	200
Amortization of net actuarial loss	2,300	5,600	4,200	2,900	2,500	2,400
Early retirement program	–	–	10,100	–	–	–
Curtailment charge (benefit)	(1,900)	–	400	–	–	–
Other pension plans	–	–	–	(100)	1,800	1,900

Net periodic benefit cost	$12,400	17,500	25,300	$16,700	14,000	15,100

Early retirement programs were offered to certain employees at U.S. production facilities in 2005 related to the restructuring of the North American production network and resulted in the early retirement program and curtailment activity above.

72    Delivering Aspirational Growth

Assumptions used to determine benefit obligations at the end of the year for the U.S. and non-U.S. defined benefit plans were as follows:

	U.S. Plans		Non-U.S. Plans
	2007	2006	2007	2006
Discount rates	6.25%	5.75%	5.6%	5.2%
Rates of increase in compensation levels	4.5%	4.25%	4.0%	3.9%

Assumptions used to determine net periodic benefit costs for the U.S. and non-U.S. defined benefit plans were as follows:

	U.S. Plans			Non-U.S. Plans
	2007	2006	2005	2007	2006	2005
Discount rates	5.75%	5.5%	5.75%	5.2%	5.1%	5.4%
Long-term rates of return on plan assets	8.25%	8.25%	8.5%	6.5%	6.4%	6.8%
Rates of increase in compensation levels	4.25%	4.25%	4.25%	3.9%	3.9%	4.0%

Estimated future benefit payments for the Company’s pension plans, which reflect expected future service, as appropriate, are as follows:

For The Years Ending	U.S. Plans	Non-U.S. Plans
2008	$23,200	$12,300
2009	23,400	11,300
2010	23,400	12,800
2011	23,600	13,300
2012	24,000	13,300
2013 – 2017	141,800	85,300

Wm. Wrigley Jr. Company 2007 Annual Report    73

Notes to Consolidated Financial Statements

Dollar and share amounts in thousands except per share figures

Other Post-Retirement Benefit Plans

The funded status of the Company’s other post-retirement benefit plans were as follows:

	2007	2006
Change in Benefit Obligation
Benefit obligation at beginning of year	$69,600	71,500
Service cost	2,800	2,500
Interest cost	3,900	3,700
Actuarial loss (gain)	(800)	(4,800)
Benefits paid	(3,500)	(3,300)
Curtailment	(100)	–
Benefit obligation at end of year	$71,900	69,600
Change in Plan Assets
Fair value at beginning of year	$40,600	35,500
Actual return on plan assets	1,900	5,100
Employer contribution	3,500	3,300
Benefits paid	(3,500)	(3,300)

Fair value at end of year	$42,500	40,600

Funded status at end of year	$(29,400)	(29,000)

The discount rate assumption used to determine benefit obligations for the Company’s post-retirement benefit plans was 6.0% and 5.5% for 2007 and 2006, respectively.

Post-retirement plan asset allocations by category at December 31, 2007 and 2006, and target allocation for 2008 are as follows:

Asset Category	Percentage of Plan Assets		Target Allocation
	2007	2006	2008
Equity securities	100%	100%	90–100%
Fixed income securities	–	–	0–10%
Total	100%	100%	100%

The components of net periodic benefit costs were as follows:

	2007	2006	2005
Periodic benefit cost:
Service cost	$2,800	2,500	2,000
Interest cost	3,900	3,700	3,100
Expected return on plan assets	(3,300)	(2,800)	(2,300)
Amortization of net actuarial loss	800	900	1,100
Special termination	–	–	500
Curtailment charge	(100)	–	11,000
Amortization of prior service costs	(300)	(200)	(300)
Net periodic benefit cost	$3,800	4,100	15,100

Curtailment was related to the restructuring of the North American production network.

74    Delivering Aspirational Growth

Assumptions used to determine net periodic benefit costs for the Company’s post-retirement benefit plans were as follows:

	2007	2006	2005
Discount rate	5.5%	5.5%	5.75%
Long-term rates of return on plan assets	8.25%	8.25%	8.5%

The post-retirement benefit plans’ expected long-term rate of return on plan assets of 8.25% was based on the aggregate historical returns of the investments that comprise the plan portfolio. The investment strategy of the plans in 2007 was to select an asset allocation balance to obtain an average 8.25% annual return for the long-term.

The Company expects to contribute $5,200 to the plans during 2008 to cover expected retiree benefit claims.

An 8% annual rate of increase in the per capita cost of covered post-retirement benefits is assumed for 2008. The rate is assumed to decrease gradually to 5% by 2015 and remain at that level thereafter.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

	1% Increase	1% Decrease
Effect on post-retirement benefit obligation	$5,700	$(4,900)
Effect on total of service and interest cost components	$700	$(600)

Estimated future benefit payments for post-retirement benefit plans, which reflect expected future service, as appropriate, are as follows:

For The Years Ending
2008	$5,200
2009	5,600
2010	5,800
2011	6,000
2012	6,100
2013-2017	32,200

Defined Contribution Plans

In addition to the defined benefit plans described above, the Company also sponsors defined contribution plans within the U.S. and in certain other countries. The U.S. plan covers full-time and part-time employees and provides for contributions up to 4.8% of salary, based on employee contribution. Defined contribution plan expense was $17,773, $16,536 and $13,770 in 2007, 2006 and 2005, respectively.

Additionally, on January 1, 2002, the Company formed an Employee Stock Ownership Plan (ESOP) within the defined contribution plan for U.S. based employees. The primary purpose of the ESOP is to acquire and hold Company shares credited to Wrigley Savings Plan participants’ accounts as a result of employee contributions and Company matching program contributions. Company matching program contributions may be in the form of cash, treasury shares or authorized, unissued shares. The ESOP is a non-leveraged plan and all shares held are allocated to plan participants. Dividends on Company shares held by the ESOP are charged to retained earnings. The number of shares held by the ESOP at December 31, 2007 and 2006, was 3,423 and 4,222, respectively.

Wm. Wrigley Jr. Company 2007 Annual Report    75

Notes to Consolidated Financial Statements

Dollar and share amounts in thousands except per share figures

16. SEGMENT INFORMATION

Management organizes the Company’s chewing gum and other confectionery business based principally on geographic regions. Descriptions of the Company’s reportable segments are as follows:

•

North America – These operations manufacture and market gum and other confectionery products in the U.S. and Canada. The U.S. accounts for approximately 90% of North America’s net sales and assets in all periods.

•	EMEAI – These operations manufacture and market gum and other confectionery products principally in Europe as well as in the Middle East, Africa and India.

•	Asia – These operations manufacture and market gum and other confectionery products in a number of Asian geographies, including China, Taiwan and the Philippines.

•	Other Geographic Regions – These operations manufacture and market gum and other confectionery products in the Pacific and Latin American regions.

Information by segment is as follows. The 2006 and 2005 amounts have been reclassified to compare to 2007 presentation:

Net Sales	2007	2006	2005
North America	$1,756,254	1,752,279	1,535,020
EMEAI	2,625,914	2,080,731	1,905,266
Asia	748,222	622,853	506,171
Other Geographic Regions	197,887	168,367	152,654
All Other	60,823	59,207	60,195
Total net sales	$5,389,100	4,683,437	4,159,306

All Other net sales consist primarily of sales of gum base.

Earnings Before Income Taxes	2007	2006	2005
North America	$373,127	362,024	388,204
EMEAI	710,011	585,015	506,957
Asia	183,796	160,307	129,111
Other Geographic Regions	32,455	22,415	17,896
All Other	(336,617)	(308,288)	(265,832)
Operating income	962,772	821,473	776,336
Interest expense	(66,004)	(61,820)	(31,648)
Investment income	10,610	8,029	15,713
Other income (expense), net	24,785	1,365	(5,741)
Earnings before income taxes	$932,163	769,047	754,660

All Other includes corporate expenses such as costs related to research and development, information systems, global marketing, certain administrative functions, and operating results from the manufacture and sale of gum base. Also included are restructuring charges at gum base operations in 2007, 2006 and 2005 and certain integration costs related to an acquisition in 2005.

Assets	2007	2006	2005
North America	$2,421,440	2,446,180	2,472,471
EMEAI	1,854,554	1,346,824	1,166,408
Asia	383,480	295,656	280,574
Other Geographic Regions	165,198	149,241	126,036
All Other	163,435	166,329	118,244
Assets used in operating activities	4,988,107	4,404,230	4,163,733
Corporate	243,405	257,368	230,620
Total assets	$5,231,512	4,661,598	4,394,353

Assets are categorized based upon the geographic segment where they reside. Assets in Corporate consist principally of property and equipment.

76    Delivering Aspirational Growth

Depreciation and Amortization Expense	2007	2006	2005
North America	$61,734	58,665	46,771
EMEAI	79,787	71,417	67,647
Asia	17,961	16,844	15,818
Other Geographic Regions	9,247	7,748	6,459
All Other	10,686	8,071	6,991
Depreciation and amortization expense related to operating activities	179,415	162,745	143,686
Corporate	38,363	37,368	31,599
Total depreciation and amortization expense	$217,778	200,113	175,285

Depreciation and amortization expense is categorized consistent with the geographic region in which the asset resides.

Capital Expenditures	2007	2006	2005
North America	$68,161	94,569	57,794
EMEAI	87,225	83,620	70,034
Asia	67,708	22,144	21,981
Other Geographic Regions	11,166	15,445	29,672
All Other	11,516	34,143	13,193
Capital expenditures for operating activities	245,776	249,921	192,674
Corporate	9,030	79,440	91,038
Gross capital expenditures	254,806	329,361	283,712
Intersegment asset transfers	(3,377)	(1,603)	(1,943)
Net capital expenditures	$251,429	327,758	281,769

Capital expenditures are categorized based upon the geographic segment in which the expenditures occurred. Intersegment asset transfers are primarily due to sales between production facilities worldwide. Such transfers are recognized at net book value.

Wm. Wrigley Jr. Company 2007 Annual Report    77

Stockholder Information

STOCKHOLDER INQUIRIES

Any inquiries about your Wrigley stockholdings should be directed to:

Stockholder Relations

Wm. Wrigley Jr. Company

410 North Michigan Avenue

Chicago, IL 60611

1-800-874-0474

You can access your Wrigley stock account information via the Internet at the following address–www.computershare.com/wrigley.

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

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

Computershare Trust Company, N.A. sponsors and administers a direct stock purchase and dividend reinvestment plan, the Computershare Investment Plan for the Wm. Wrigley Jr. Company. The plan provides a simple, convenient and affordable way to invest funds and reinvest dividends in shares of Wrigley Common Stock. Both registered holders and new investors may purchase Common Stock through the plan.

Approximately 76% of the Company’s stockholders of record participate in the plan.

If your shares are held in street name by your broker and you are interested in participating in the Computershare Investment Plan, you may have your broker transfer the shares electronically to Computershare Trust Company, N.A., through the Direct Registration System.

For more details on the Direct Stock Purchase and Dividend Reinvestment Plan, please contact the plan administrator, Computershare Trust Company N.A., or visit the Investor Relations Section of our Company’s web site at www.wrigley.com to download the plan brochure.

CONSOLIDATION OF MULTIPLE ACCOUNTS

To avoid receiving duplicate mailings, stockholders with more than one Wrigley account may want to consolidate their shares. For more information, please contact the Company’s Stockholder Relations Department.

ELECTRONIC RECEIPT OF PROXY MATERIALS AND PROXY

If you are a stockholder who would like to receive your copies of the annual report and proxy statement via the Internet in the future, you need to complete an online consent form.

Stockholders of record can go directly to the Computershare form at–www.computershare.com/investor–or link to the form through the Wrigley web site.

78    Delivering Aspirational Growth

STOCK CERTIFICATES

For security and tax purposes, stockholders should keep a record of all of their stock certificates. The record should be kept in a separate place from the certificates themselves and should contain the following information for each certificate: exact registration, number of shares, certificate number, date of certificate and the original cost of the shares. If a stock certificate is lost or stolen, notification should be sent to the Company immediately. The transfer agent has two requirements to be met before a new certificate will be issued–a completed affidavit and payment for an indemnity bond based on a percentage of the current market value of the stock represented by the missing certificates. The replacement of a certificate will take about seven to ten days. Even if a certificate is lost or stolen, the stockholder will continue to receive dividends on those shares while the new certificate is being issued.

A transfer or re-registration of stock is required when the shares are sold or when there is any change in name or ownership of the stock. To be accepted for transfer or registration, the stockholder’s signature on the certificate or stock power must receive a Medallion Signature Guarantee by a qualified financial institution that participates in the Medallion Guarantee program. A verification by a notary public is not sufficient.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.

P. O. Box 43078

Providence, RI 02940-3078

Inside the U.S. 1-888-985-2064

Outside the U.S. +1-312-499-7076

TOD/TTY for hearing impaired 1-800-952-9245

Internet: www.computershare.com/investor

FORM 10-K AND OTHER PUBLICATIONS

Wm. Wrigley Jr. Company makes a variety of publications, reports and legal filings, (including the Annual Report to Stockholders, Proxy Statement, Forms 10-Q and 10-K) available to its stockholders free of charge and as soon as practicable. For copies, please visit our web site at www.wrigley.com.

If you do not have internet access, you may contact Stockholder Relations to request these materials.

CERTIFICATIONS

The Chief Executive Officer and Chief Financial Officer have certified in writing to the Securities and Exchange Commission (SEC) as to, the integrity of the Company’s financial statements included in this Annual Report and incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC, and the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting. The certifications are filed as Exhibit 31 to the said Form 10-K. On April 13, 2007 the Chief Executive Officer also certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

2008 ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 9:00 a.m. Central Standard Time, Wednesday, March 12, 2008, in the Chase Auditorium, Chase Tower, 10 South Dearborn Street, Chicago, IL 60603.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (INDEPENDENT AUDITORS)

Ernst & Young LLP

233 S. Wacker Drive

Chicago IL 60606-6301

Wm. Wrigley Jr. Company 2007 Annual Report    79

Corporate Facilities and Principal Associated Companies

*Denotes	production facility

CORPORATE HEADQUARTERS

Wrigley Building

410 North Michigan Avenue

Chicago, Illinois 60611

www.wrigley.com

PRINCIPAL ASSOCIATED COMPANIES

domestic

Wrigley Manufacturing Company, LLC

Chattanooga, Tennessee*

Gainesville, Georgia*

Yorkville, Illinois*

Wrigley Sales Company

Chicago, Illinois

Northwestern Flavors, LLC*

West Chicago, Illinois

INTERNATIONAL

The Wrigley Company Pty. Limited*

Sydney, Australia

Wrigley Austria Ges.m.b.H.

Salzburg, Austria

Wrigley Bulgaria EOOD

Sofia, Bulgaria

Wrigley Canada*

Ontario, Canada

Wrigley Confectionery (China) Ltd.*

Guangzhou, Guangdong,

People’s Republic of China

Wrigley Confectionery (Shanghai) Company Ltd.*

Shanghai, People’s Republic of China

Wrigley Croatia d.o.o.

Zagreb, Croatia

Wrigley s.r.o.

Prague, Czech Republic

The Wrigley Company Limited*

Plymouth, England, U.K.

Wrigley France S.N.C.*

Biesheim, France

Wrigley S.A.S.

Paris, France

Wrigley Georgia Limited

Tbilisi, Georgia

Wrigley G.m.b.H.

Munich, Germany

The Wrigley Company (H.K.) Limited

Hong Kong

Wrigley Asia Pacific Ltd.

Hong Kong

Wrigley Hungaria, Kft.

Budapest, Hungary

Wrigley India Private Limited

Bangalore, Karnataka, India* Baddi, India*

PT Wrigley Indonesia

Jakarta, Indonesia

Wrigley Israel Ltd.

Herzliya-Pituach, Israel

Wrigley Italia, Srl.

Aprilia, Italy

Wrigley & Company Ltd., Japan

Tokyo, Japan

The Wrigley Company (East Africa) Limited*

Nairobi, Kenya

UAB Wrigley Baltics

Vilnius, Lithuania

The Wrigley Company (Malaysia) Sdn. Bhd.

Kuala Lumpur, Malaysia

Wrigley Mexico S. de R.L. de CV (Mexico)*

Silao, Guanajuato, Mexico

The Wrigley Company
(N.Z.) Limited

Auckland, New Zealand

Wrigley Scandinavia AS

Oslo, Norway

The Wrigley Company (P.N.G.) Ltd.

Port Moresby, Papua

New Guinea

Wrigley Philippines, Inc.*

Antipolo City, Philippines

Wrigley Poland Sp. zo.o.*

Poznan, Poland

Wrigley Romania SRL

Bucharest, Romania

OOO Wrigley

Moscow, Russia
St. Petersburg, Russia*

OOO Odintsovskya Kandisterskaya Fabrica*

Moscow, Russia

Wrigley d.o.o. Beograd

Belgrade, Serbia

Wrigley Slovakia s.r.o.

Banska Bystrica, Slovakia

Wrigley d.o.o.

Ljublijana, Slovenia

The Wrigley Company South Africa (Pty) Limited

Johannesburg, South Africa

Cafosa Gum, SA*

Santiga, Spain

Wrigley Co., S.A.U.

Barcelona, Spain

Tarazona, Spain*

Wrigley Scandinavia AB

Stockholm, Sweden

Wrigley Taiwan Limited*

Taipei, Taiwan, R.O.C.

The Wrigley Company (Thailand) Limited

Bangkok, Thailand

Wrigley Ukraine, TzoV

Kiev, Ukraine

Wrigley Middle East, FZCO

Dubai, United Arab Emirates

80    Delivering Aspirational Growth

Photography: Todd Rosenberg, Ron Wu Design: Edelman Design Communications

The brands listed above are trademarks owned by the Wm. Wrigley Jr. Company or its subsidiaries.

WM. WRIGLEY JR. COMPANY

www.wrigley.com

Savings derived from using wind-generated electricity for the printing of the Wm. Wrigley Jr. Company Annual Report:

CO2 not emitted 53,302 lbs, SO2 not emitted 312 lbs and NOx not emitted 115 lbs

This amount of wind-generated electricity is equivalent to:

46,245 miles not driven in an automobile or 3,625 trees being planted.